Exhibit 99.3

2026

Brookfield Wealth Solutions Ltd.

MANAGEMENT INFORMATION CIRCULAR

Brookfield

ANNUAL GENERAL AND SPECIAL MEETING – JULY 16, 2026

Letter to the Shareholders

To our shareholders,

You are invited to attend an annual general and special meeting of holders of shares of Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”, “BWS”, “we,” “our” or the “company”, although under the heading “Corporate Simplification Transaction” below, the terms “Brookfield”, “we” or “our” refer to Brookfield Corporation and Brookfield Wealth Solutions, together with all of their subsidiaries), which includes consideration of the Transaction (as defined below) that is detailed in a separate joint circular supplement attached as Appendix “B” (the “Transaction Supplement”). The meeting will occur at 1:00 p.m. Eastern Daylight Time on July 16, 2026, in a virtual meeting format via live audio webcast available online at www.virtualshareholdermeeting.com/BNT2026. You can read about the business of the meeting beginning on page 13 of the accompanying Management Information Circular and the appendices thereto including the Transaction Supplement (the “Circular”). This Circular also provides important information on voting your shares at the meeting, our ten director nominees, our corporate governance practices, and director and executive compensation. Additional details on how to access our live audio and participate in our annual general and special meeting can be found in the “General Proxy Matters” section of the Circular.

Corporate Simplification Transaction

Five years ago, we established BWS, our investment-led insurance business. From the outset, our objective has been to build a business that serves the interests of policyholders, delivers attractive risk-adjusted returns, and generates a durable 15%+ return on our equity through economic cycles.

Our strategy, which remains unchanged, is to source predictable, low-risk liabilities and earn our extra returns by drawing on our differentiated core competencies across real assets to invest a portion of the capital into real-asset credit and equity. Over that time, we have made meaningful progress by methodically scaling the business while maintaining a low operating risk profile. With our recent acquisition of Just Group in the U.K., we are now a global platform compounding capital at attractive rates while maintaining the same conservative risk profile that has defined Brookfield for decades.

Our formula for profitable growth is to invest in the real assets where we have operating skills and can use our scale to generate attractive risk-adjusted returns through cycles. Fortunately, a number of these are expected to benefit from some of the greatest investment opportunities ever in the years ahead. We conservatively finance our business with the lowest cost of capital available in our markets, further enhancing our ability to generate strong and durable returns on equity.

In 2021, we launched our insurance business by spinning off BWS from Brookfield Corporation (“BN”). In doing so, we used the same pairing structure that we have used for our other listed partnerships, and BWS became a “paired entity” to BN, which enabled it to continue benefiting from BN’s permanent capital base and investing capabilities. Financed with entirely our own capital, we have been building BWS adopting the same patience, discipline and value-oriented approach that has defined our success over many decades.

This structure, combined with our proven strategy for scaling businesses, has served BWS very well to date. Over the past five years, our insurance business has accumulated close to $30 billion of capital and utilized that capital to grow its asset base to close to $200 billion while exceeding investment expectations on our invested capital.

Over the last 18 months, a number of measures have been pursued to streamline the corporate structures across Brookfield. With the increasing prominence of index investing, simpler structures with larger market capitalizations are now the most effective way to position our businesses.

Our confidence in this trend has been supported further by the successful combination earlier this year of Brookfield Business Partners L.P. and its paired entity, Brookfield Business Corporation (“BBUC”), into one publicly-traded Canadian corporation, BBUC. Strong shareholder support and a positive market response to this BBUC combination reinforced our view that one entity both maximizes index inclusion and results in simpler, more streamlined ownership structures. Following the success of BBUC, our infrastructure and energy paired companies recently announced that they too are reviewing their corporate structures with the goal of exploring whether a single combined security for each entity will improve accessibility and liquidity, while retaining their structures’ current key benefits.

Equally as important, we believe that to keep growing and maximize returns, while maintaining a low risk profile, combining BN and BWS is optimal. With direct access to BN’s permanent capital base – approximately $145 billion of incremental cash, equities, real estate and other investments – our insurance operations will be afforded enhanced capital efficiency and flexibility, enabling us to optimize our capital structure to support the continued expansion of the business over the long term. Simply stated, few other insurance businesses in the world have access to this scale of excess capital to add to their equity base. This will enable us to grow more, or reduce our risk.

The process of combining the businesses will entail BN folding into the insurance business. The result will be a new parent company, Brookfield Corporation Ltd. (“New BN”), listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BN”. New BN will own both present BN and BWS businesses, giving investors direct ownership of the combined business and implementing the optimal ownership structure for the global business going forward.

The Transaction will mark the next evolution of Brookfield’s business as a fully-integrated insurance and investment organization and is expected to position the integrated business to drive long-term value for shareholders.

Annual Meeting Matters

Our company was incorporated on December 10, 2020, under Bermuda law as an exempted company limited by shares. Our company is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through our operating subsidiaries, we offer a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. In doing so, we seek to match our liabilities with a portfolio of high-quality investments to generate attractive, risk-adjusted returns within our business. We leverage our relationship with Brookfield to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose.

An investment in class A exchangeable limited voting shares of BWS (“BWS Class A Shares”) is intended to be, as nearly as practicable, functionally and economically equivalent to an investment in class A limited voting shares of BN (“BN Class A Shares”). Each BWS Class A Share is exchangeable on a one-for-one basis into a BN Class A Share at any time and receives distributions at the same time and in the same amount per share as the cash dividends paid on each BN Class A Share. Due to this intended economic equivalence, we strongly encourage shareholders to read our company’s continuous disclosure documents together with those of BN.

Record Date and Other Shareholder Information

The company has fixed May 29, 2026, as the record date for determining those shareholders entitled to receive notice and to vote at the meeting. The accompanying Circular provides additional information relating to the matters to be dealt with at the meeting.

Your vote is important regardless of the number of shares you own and your relative voting power may be increased or decreased in accordance with the terms of the BWS Class A Shares as set out in our bye-laws (the “Class A Voting Adjustment”) and as further described in Part One – Questions and Answers. Whether or not you plan to attend the meeting, please take the time to vote by using the internet or by telephone as described in this Circular or by completing the enclosed proxy card and mailing it in the enclosed envelope. You are urged to read this information carefully and, if you require assistance, to consult your own legal, tax, financial or other professional advisor.

If you are not registered as the holder of your shares but hold your shares through a broker or other intermediary, you should follow the instructions provided by your broker or other intermediary to vote your shares. See the section in the Circular entitled “General Proxy Matters” for further information on how to vote your shares.

On behalf of the board of directors, I wish to express our appreciation for your continued faith in us, and we look forward to meeting with you (virtually) on July 16, 2026.

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Yours truly,

“Lori Pearson”

Lori Pearson
Chair of the Board of Directors

June 5, 2026

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Notice of annual General and Special Meeting of Shareholders And availability of investor materials

An annual general and special meeting (the “meeting”) of the holders of class A exchangeable limited voting shares (“BWS Class A Shares”), class B limited voting shares (the “BWS Class B Shares”) and class C non-voting shares (the “BWS Class C Shares”) of Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”, “we,” “our” or the “company”) will be held on July 16, 2026 at 1:00 p.m. Eastern Daylight Time (“EDT”), in a virtual meeting format via live audio webcast available online at www.virtualshareholdermeeting.com/BNT2026.

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2025, including the external auditor’s report thereon;

2.	to elect each of the ten director nominees of the company who will serve until the next annual meeting of shareholders;

3.	to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the board of directors of the company to set its remuneration;

4.	to consider and, if thought advisable, pass a resolution (the “Return of Capital Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular and the appendices thereto including the Transaction Supplement (the “Circular”), approving: a quarterly return of capital distributions on each of the BWS Class A Shares and the BWS Class B Shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 29, 2026, December 31, 2026, March 31, 2027, and June 30, 2027;

5.	to consider and, if thought advisable, pass a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix C to the separate joint circular supplement (the “Transaction Supplement”) attached as Appendix B to the Circular, with or without variation, approving a transaction (the “Transaction”) designed to simplify our corporate structure by combining the businesses of Brookfield Corporation and Brookfield Wealth Solutions under a single publicly traded company, Brookfield Corporation Ltd. (“New BN”), as more particularly described in the Transaction Supplement;

6.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass a resolution the full text of which is set forth in Appendix D to the Transaction Supplement, with or without variation, approving a stock option plan for New BN (the “New BN Share Option Plan”), as more particularly described in the Transaction Supplement (the “New BN Share Option Plan Resolution”);

7.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass a resolution the full text of which is set forth in Appendix E to the Transaction Supplement, with or without variation, approving an escrowed stock plan for New BN (the “New BN Escrowed Stock Plan”), as more particularly described in the Transaction Supplement (the “New BN Escrowed Stock Plan Resolution”);

8.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass a resolution the full text of which is set forth in Appendix F to the Transaction Supplement, with or without variation, approving an escrowed stock plan (the “New BNC Escrowed Stock Plan”) for an affiliate of New BN, as more particularly described in the Transaction Supplement (the “New BNC Escrowed Stock Plan Resolution”);

9.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass a resolution the full text of which is set forth in Appendix G to the Transaction Supplement, with or without variation, approving a stock option plan (the “New BNC Stock Option Plan”) for an affiliate of New BN, as more particularly described in the Transaction Supplement (the “New BNC Stock Option Plan Resolution”); and

10.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Specific details relating to the Return of Capital Resolutions, the Transaction Resolution, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution, the New BNC Stock Option Plan Resolution and the other matters to be considered at the meeting are set forth in our

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Circular accompanying this notice of meeting under the heading “Business of the Meeting”. The full text of certain resolutions to be approved at the meeting are set out in Appendix “A” – “Annual Resolutions to be Approved at the Meeting” to the accompanying Circular and in Appendix “C” – “BWS Resolutions”, Appendix “D” – “New BN Share Option Plan Resolution”, Appendix “E” – “New BN Escrowed Stock Plan Resolution”, Appendix “F” – “New BNC Escrowed Stock Plan Resolution” and Appendix “G” – “New BNC Stock Option Plan Resolution” of the Transaction Supplement.

The board unanimously recommends that shareholders vote FOR each of the ten director nominees of our company, the Return of Capital Resolutions, the Transaction Resolution, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the related matters at the meeting.

The meeting will be held in a virtual meeting format as a means to afford equal opportunity to all shareholders to take part in the meeting. Shareholders will be able to listen to, participate in and vote at the meeting in real time through a web-based platform instead of attending the meeting in person. You can attend and vote at the virtual meeting by joining the live audio webcast at: www.virtualshareholdermeeting.com/BNT2026. See “General Proxy Matters” in the Circular for more information on how to listen, register for and vote at the meeting.

You have the right to vote at the meeting by online ballot through the live audio webcast platform if you were a shareholder of our company at the close of business on May 29, 2026, the record date for the meeting. See “Questions and Answers” in the Circular for more information on voting rights.

This year, we are posting electronic versions of the Circular and our 2025 Annual Report (collectively, the “investor materials”) on our website for shareholder review – a process known as “Notice and Access”. Electronic copies of the investor materials may be accessed at http://bnt.brookfield.com/ under “Reports & Filings – Management Information Circular and Proxy” and at www.sedarplus.ca and www.sec.gov/edgar.

Under Notice and Access, if you would like paper copies of any investor materials, please contact us at 1-866-989-0311 or bnt.enquiries@brookfield.com and, in accordance with Section 2AA of the Companies Act 1981 of Bermuda, we will mail you, the investor, materials. In order to receive investor materials in advance of the deadline to submit your vote, we recommend that you contact us before 5:00 p.m. EDT on June 30, 2026. All shareholders who have signed up for electronic delivery of the investor materials will continue to receive them by email.

Instructions on Voting at the Virtual Meeting

Your vote is important regardless of the number of shares you own. Registered shareholders and duly appointed proxyholders will be able to attend the virtual meeting and vote in real time, provided they are connected to the internet and follow the instructions in the Circular. See “General Proxy Matters” in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual meeting as guests but will not be able to ask questions or vote at the meeting.

If you wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including if you are a non-registered shareholder who wishes to appoint themselves to attend the virtual meeting) you must carefully follow the instructions in the Circular and on the form of proxy or voting instruction form. See “General Proxy Matters” in the Circular. These instructions include the additional step of registering your proxyholder with Broadridge Investor Communications Corporation after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Broadridge Investor Communications Corporation will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest. Guests will be able to listen to the virtual meeting but will not be able to ask questions or vote.

Information for Registered Shareholders

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) that attend the meeting online will be able to vote by completing a ballot online during the meeting through the live webcast platform.

If you are not attending the virtual meeting and wish to vote by proxy, we must receive your vote by 5:00 p.m. EDT on Tuesday, July 14, 2026. You can cast your proxy vote in the following ways:

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•	On the Internet at www.proxyvote.com by using the 16-digit control number(s) on your proxy and following the instructions on that website;

•	Mail your signed proxy using the business reply envelope accompanying your proxy; or

•	Call by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French) and provide your proxy vote instruction(s). To access the phone voting system, use the 16-digit control number(s) on your proxy.

Information for Non-Registered Shareholders

Non-registered shareholders will receive a voting instruction form with their physical copy of this notice. If you wish to vote, but not attend the meeting, the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

By Order of the Board

“Seamus MacLoughlin”

Seamus MacLoughlin
Corporate Secretary

June 5, 2026

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Information for All Shareholders

The BWS Class A Shares are intended to be, as nearly as practicable, functionally and economically equivalent to the BN Class A Shares. Each BWS Class A Share is exchangeable on a one-for-one basis into a BN Class A Share at any time. We therefore expect that the market price of the BWS Class A Shares should be impacted by the market price of the BN Class A Shares and the business performance of Brookfield Corporation. In addition to carefully considering the disclosure made in this Circular, you should carefully consider the disclosure made by Brookfield Corporation in its continuous disclosure filings. Copies of Brookfield Corporation’s continuous disclosure filings are available electronically on Brookfield Corporation’s SEDAR+ profile at www.sedarplus.ca and on Brookfield Corporation’s EDGAR profile at www.sec.gov/edgar.

The information concerning Brookfield Corporation contained in this Circular has been publicly filed or provided by Brookfield Corporation. Although the company has no knowledge that would indicate that any statements contained herein taken from or based upon such documents, records or sources are untrue or incomplete, the company does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records or sources, or for any failure by Brookfield Corporation, any of its affiliates or any of their respective representatives to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the company.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors.

This Circular is delivered in connection with the solicitation of proxies by and on behalf of the management of the company for use at the meeting and any adjournment or postponement thereof for the purposes set forth in the accompanying Notice of Annual General and Special Meeting of Shareholders. See “General Proxy Matters”.

Information contained in this Circular is given as of May 28, 2026, unless otherwise stated. As the company operates primarily in U.S. dollars and reports its financial results in U.S. dollars, all financial information in this Circular is denominated in U.S. dollars, unless otherwise indicated. All references to “$” are to United States dollars and references to “C$” are to Canadian dollars. Unless the context requires otherwise, when used in this Circular, the terms “we”, “us”, “our”, or the “company” means Brookfield Wealth Solutions Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Corporation, its subsidiaries and controlled companies, including, unless the context otherwise requires, Brookfield Asset Management Ltd. (“BAM”), and any investment fund sponsored, managed or controlled by Brookfield Corporation or its subsidiaries, and does not, for greater certainty, include us.

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Forward-Looking statements and Information

This Circular contains “forward-looking information” within the meaning of applicable securities laws, including but not limited to, Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking information includes statements relating to the company and Brookfield that are predictive in nature and depend upon or refer to future results, events or conditions, and includes, but is not limited to, statements which reflect management’s current estimates, beliefs and assumptions regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of our company and its subsidiaries, the outlook for North American and international economies for the current fiscal year and subsequent periods, as well as statements relating to the Meeting and the expected timing thereof, the Transaction, the expected benefits of the Transaction and the anticipated effect of the completion of the Transaction on our business and its future operations, our anticipated business strategies or further actions following completion of the Transaction and our ability to accomplish same, the Final Order (as defined in the Transaction Supplement), required stock exchange and other regulatory approvals, the various steps to be completed in connection with the Transaction, certain anticipated Canadian and U.S. federal income tax consequences resulting from the completion of the Transaction, our intentions with respect to the future declaration and payment of distributions by us and certain fees and expenses expected to be incurred in connection with the Transaction, and which in turn are based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of our company are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and other similar expressions.

Although the company believes that such forward-looking statements are based on reasonable beliefs, estimates, assumptions and expectations of future performance, actual results may differ materially from the forward-looking statements. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

For further information on these known and unknown risks, please see Item 3.D “Risk Factors” included in our most recent annual report on Form 20-F (the “Form 20-F”) and other risks and factors that are described therein, including those described in our Form 20-F under Item 4.B “Business Overview” and Item 5.A “Operating Results”. Our Form 20-F is available on EDGAR at www.sec.gov/edgar and SEDAR+ at www.sedarplus.ca.

There are also risks inherent in the nature of the Transaction, including (i) the possibility that the Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, the required shareholder approvals and the Court (as defined in the Transaction Supplement) and other conditions of closing necessary to complete the Transaction, or for other reasons; (ii) risks related to tax matters; (iii) the absence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement, and (iv) the delay in or increase in the cost of completing the Transaction. The anticipated timeline for completion of the Transaction may change for a number of reasons, including the inability to obtain the approval of the Court, any other required approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in or incorporated by reference into this Circular.

Readers of this Circular are cautioned that risk factors outlined or incorporated by reference in this Circular are not exhaustive, and that other factors could also adversely affect future results. Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this Circular. Except as required by law, our company undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

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Management Information Circular

Part One – Questions and Answers	3

Part Two – General Proxy Matters	6

Part Three – Principal Holders of Shares	12

Part Four – Business of the Meeting	13

Receiving the Consolidated Financial Statements	14
Election of Directors	14
Majority Voting Policy	15
Voting by Proxy	15
Director Nominees	15
Summary of 2026 Nominees for Director	21
2025 Director Attendance	22
Appointment of External Auditor	23
Principal Accounting Firm Fees	23
Return of Capital Distributions and Capital Reductions	24
The Transaction	24
The New BN Share Option Plan	25
The New BN Escrowed Stock Plan	25
The New BNC Escrowed Stock Plan	25
The New BNC Stock Option Plan	25

Part Five – Statement of Corporate Governance Practices	26

Overview	26
Mandate of the Board	26
Size, Independence and Composition of our Board	27
Election and Removal of Directors	27
Meetings of the Board	27
Meetings of Independent Directors	28
Independent Directors	28
Term Limits and Board Renewal	29
Board Diversity Policy	29
Expectations of Directors	29
Director Share Ownership Requirements	30
Director Orientation and Education	30
Committees of the Board	30
Audit Committee	30
Governance and Nominating Committee	31
Compensation Committee	31
Board, Committee and Director Evaluation	32
Board and Management Responsibilities	32
Code of Business Conduct and Ethics	32
Personal Trading Policy	32

Part Six – Director Compensation	34

Director Compensation	34

Part Seven – Report on Executive Compensation	36

Compensation Philosophy of Our Company	36
Compensation Elements for our NEOs	36
Base Salaries	36
Cash Bonus and Long-Term Incentive Plans	37
Option Awards and Share-Based Awards at December 31, 2025	42
Outstanding Option Awards at December 31, 2025	43
Value Vested or Earned During 2025	44
Pension and Retirement Benefits	44
Termination and Change of Control Benefits	44

Part Eight – Other Information	46

Indebtedness of Directors, Officers and Employees	46
Audit Committee	46
Additional Information	46
Other Business	46
Directors’ Approval	46

Appendix “A” Annual Resolutions to be Approved at the Meeting	A-1

Appendix “B” Transaction Supplement	B-1

Part One – Questions and Answers

The following is intended to address certain key questions concerning the meeting. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information contained elsewhere in or incorporated by reference in this Circular, including the Appendices hereto, all of which are important and should be reviewed carefully. Capitalized terms used but not otherwise defined in this “Questions and Answers” have the meanings set forth in this Circular.

Questions	Answers

What items of business am I voting on?

At the meeting, you will be voting on:

1.              the election of the directors;

2.              the appointment of the auditor and authorization of the board of directors of the company (the “Board”) to fix the auditors’ remuneration;

3.              quarterly return of capital distributions on each of the BWS Class A Shares and the BWS Class B Shares of our company;

4.              the Transaction and related matters as detailed in the Transaction Supplement;

5.              the New BN Share Option Plan, the New BN Escrowed Stock Plan, the New BNC Escrowed Stock Plan and the New BNC Stock Option Plan and related matters as detailed in the Transaction Supplement.

The full text of certain resolutions to be approved at the meeting are set out in Appendix “A” – “Annual Resolutions to be Approved at the Meeting” to this Circular and in Appendix “C” – “BWS Resolutions”, Appendix “D” – “New BN Share Option Plan Resolution”, Appendix “E” – “New BN Escrowed Stock Plan Resolution”, Appendix “F” – “New BNC Escrowed Stock Plan Resolution” and Appendix “G” – “New BNC Stock Option Plan Resolution” to the Transaction Supplement.

Where do I find information regarding the Transaction and related matters?	Information about the Transaction and related matters can be found in the Transaction Supplement, which is attached as Appendix “B” to the Circular.

Who is entitled to vote?

Except as otherwise provided in this Circular, holders of BWS Class A Shares and BWS Class B Shares as at the close of business on May 29, 2026, being the record date for the meeting, are each entitled to one vote per share on the items of business identified above, subject to the Class A Voting Adjustment as set out in our bye-laws and described below.

Holders of the BWS Class C Shares, all of which are held indirectly by Brookfield Corporation, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. In accordance with applicable law, as the case may be, the holders of the BWS Class C Shares are entitled to one vote per share on the Transaction Resolution identified above,

Questions	Answers

How does the Class A Voting Adjustment work?

voting separately as a class. No other matters being put forward at the meeting require the approval of the holders of BWS Class C Shares.

Our bye-laws provide that no holder is permitted to exercise more than 9.9% of the total votes attaching to the BWS Class A Shares even if their ownership exceeds 9.9%. Our bye-laws provide a mechanism pursuant to which any BWS Class A Share held by a shareholder that exceeds the 9.9% threshold will be deemed to carry no voting rights in the hands of such holder, and the excess voting rights will be re-allocated pro rata among all other holders of BWS Class A Shares based on their shareholdings. The re-allocation will be based on all of the issued and outstanding BWS Class A Shares regardless of the votes represented at the applicable meeting. In the event that the re-allocation of voting rights would result in the creation of a new shareholder being able to vote more than 9.9% of the outstanding BWS Class A Shares of our company, the re-allocation will occur repeatedly until there is no shareholder with more than 9.9% of the voting rights.

As a result of the Class A Voting Adjustment and depending on their ownership, holders of BWS Class A Shares may experience an increase or decrease in their voting power. Any votes allocated to a holder pursuant to the re-allocation will be voted in accordance with the voting instructions provided in respect of their BWS Class A Shares. While the report of voting results for the meeting will be calculated by taking into account the Class A Voting Adjustment, our company will not specifically advise shareholders of their adjusted voting power.

I am a Registered Shareholder. How do I vote my shares?	Voting procedures for Registered Shareholders generally allow voting online at www.proxyvote.com, by mail using the business reply envelope accompanying your proxy, or by telephone at 1-800-474-7493. See “General Proxy Matters”.

I am a Non-Registered Shareholder. How do I vote my shares?	If your shares are held through a bank, trust company, broker or other Intermediary, you are a Non-Registered Shareholder and must contact your Intermediary to vote your shares. The procedures generally allow voting on the internet and by telephone and by mail. See “General Proxy Matters”.

When is the proxy cut-off?	Registered Shareholders must submit their proxy prior to 5:00 p.m. EDT on July 14, 2026 (the “Proxy Deadline”). Non-Registered Shareholders must submit their voting instruction form to their Intermediary by following the instructions on their voting instruction form. See “General Proxy Matters”.

Can I change or revoke my proxy after I have submitted it?	Yes. Registered Shareholders have the right to revoke a proxy. In addition to revocation in any manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by providing new instructions. Registered Shareholders can download a blank proxy form from SEDAR or from our website at https://bnt.brookfield.com under “Reports & Filings – Management Information Circular and Proxy” and send a new proxy form in one of the following ways:

• complete and sign the proxy form with a later date than the one previously sent and deliver or deposit it to Broadridge Investor Communications Corporation (“Broadridge”) as

Questions	Answers

        described on the proxy form before 5:00 p.m. EDT on July 14, 2026;

•      submit new voting instructions, as outlined on the proxy by telephone or internet before 5:00 p.m. EDT on July 14, 2026;

•      deliver or deposit an instrument in writing with new voting instructions signed by the Registered Shareholder or attorney as authorized by the Registered Shareholder in writing to the company before 5:00 p.m. EDT on July 14, 2026, or if the meeting is postponed, before 5:00 p.m. EDT on the business day before the meeting is reconvened; or

•      if a Registered Shareholder has followed the instructions for attending and voting at the meeting online, voting at the meeting online will revoke the previous instructions.

Non-Registered Shareholders who wish to change their vote should contact their intermediaries to determine the procedure to be followed. See “General Proxy Matters”.

Who can help answer my questions?

You should direct inquiries relating to the meeting to:

Brookfield Wealth Solutions Ltd.
Ideation House, First Floor
94 Pitts Bay Road
Pembroke Bermuda HM08
Attention: Seamus MacLoughlin, Corporate Secretary

Part Two – General Proxy Matters

In order to attend the virtual meeting, you will need to complete the following steps:

Step 1:	Log in online at: www.virtualshareholdermeeting.com/BNT2026 at least 15 minutes before the meeting starts in order to allow for ample time to check into the meeting online and to complete the related procedures.

Step 2:	Follow these instructions:

•	Registered Shareholders: Enter your 16-digit control number into the Shareholder Login section and click on “Enter Here”. The 16-digit control number located on the form of proxy or in the email notification you received from Broadridge is your control number. If you use your control number to log in to the meeting, any vote you cast at the meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

•	Duly appointed proxyholders: Click the “Appointee Login” and then enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on “Enter Here”. If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to attend, ask questions at the meeting or vote their exchangeable shares on their behalf.

If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder to vote the applicable exchangeable shares on their behalf at the meeting.

Follow the instructions to access the meeting and vote when prompted.

•	Guests: Click “Guest” and then complete the online form.

It is important that all attendees log in to the meeting website at least 15 minutes prior to the start of the meeting to allow enough time to complete the log in process. Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be able to attend, ask questions and vote at the meeting in person or online by using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. If you have any doubt, you can check your system’s compatibility by visiting www.talkpoint.com/test.

If you have any difficulties logging in to the meeting online, please contact Broadridge’s online shareholder meeting help line using the toll-free number shown on the login page. If you are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.

What if I plan to vote by proxy in advance of the meeting?

You can also vote by proxy up to 5:00 p.m. EDT on July 14, 2026 (or 48 hours prior to the time of any adjourned meeting), as follows:

•	To vote by internet: access www.proxyvote.com and follow the instructions for electronic voting. You will need your control number; or

•	To vote by mail: sign the form of proxy sent to you and vote or withhold from voting your shares at the meeting and submit your executed proxy in the envelope provided or in one addressed to Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, Ontario L3R 9Z9.

You can appoint the persons named in the form of proxy or some other person (who need not be a shareholder of the company) to represent you as proxyholder at the meeting. If you wish to appoint another person as your proxyholder (other than the named proxyholders) to vote on your behalf, you must follow the instructions on your form of proxy, or, voting instruction form, very carefully, including:

•	inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and
•	informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to attend and vote on your behalf at the meeting, whether online or in person.

Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to access, ask questions and vote at the meeting on your behalf by no later than 5:00 p.m. EDT on July 14, 2026.

To vote by telephone, call toll-free at 1-800-474-7493. You will be prompted to provide the control number printed on the form of proxy sent to you. The telephone voting service is not available on the day of the meeting.

If you are a Non-Registered Shareholder and your shares are held in the name of an intermediary such as a bank, trust company, securities dealer, broker or other intermediary (each, an “Intermediary”), to direct the votes of shares beneficially owned, see “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” for voting instructions.

Who is soliciting my proxy?

The proxy is being solicited by management of the company.

This solicitation will be made primarily by sending proxy materials to shareholders by mail and email, and in relation to the delivery of this Circular, by posting this Circular on our website at http://bnt.brookfield.com/ under “Reports & Filings – Management Information Circular and Proxy”, on our SEDAR+ profile at www.sedarplus.ca and on our EDGAR profile at www.sec.gov/edgar pursuant to Notice and Access. See “What is notice and access?” below for further information. Proxies may also be solicited personally or by telephone by regular employees of the company at nominal cost. The cost of solicitation will be borne by the company.

What is notice and access?

We are using the provisions of the Companies Act 1981 of Bermuda and our bye-laws to provide meeting materials electronically for both registered and non-registered shareholders. Instead of mailing meeting materials to shareholders, we have posted this Circular and form of proxy on the website at http://bnt.brookfield.com/ under “Reports & Filings – Management Information Circular and Proxy” in addition to posting it on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. We have sent our Notice of Annual General and Special Meeting of Shareholders and a form of proxy or voting instruction form (collectively, the “Notice Package”) to all shareholders informing them that this Circular is available online and explaining how this Circular may be accessed. We will not directly send the Notice Package to non-registered shareholders. Instead, we will pay Intermediaries to forward the Notice Package to all non-registered shareholders.

We have elected to utilize Notice and Access because it allows for a reduction in the use of printed paper materials and is therefore consistent with our philosophy towards sustainability. Additionally, adopting Notice and Access has significantly lowered printing and mailing costs associated with our shareholder meeting.

Registered and non-registered shareholders who have signed up for electronic delivery of this Circular and our Annual Report dated March 25, 2026 (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2025) (the “Annual Report”) will continue to receive them by email. No shareholders will receive a paper copy of this Circular unless they contact the company at 1-866-989-0311 or bnt.enquiries@brookfield.com, in which case we will mail this Circular within three business days of any request, provided the request is made before the date of the meeting or any adjournment thereof. We must receive your request before 5:00 p.m. EDT on June 30, 2026 to ensure you will receive paper copies in advance of the deadline to submit your vote. If your request is made after the meeting and within one year of this Circular being filed, we will mail this Circular within 10 calendar days of such request.

What happens if I sign the proxy sent to me?

Signing the proxy appoints Seamus MacLoughlin, Corporate Secretary of the company, or in the alternative, Thomas Corbett, Chief Financial Officer of the company (collectively, the “Management Representatives”), or another person you have appointed, to vote or withhold from voting your shares at the meeting in accordance with your instructions.

Can I appoint someone other than the Management Representatives to vote my shares?

Yes, you may appoint another person other than the Management Representatives named on the form of proxy to be your proxyholder. The person you appoint does not need to be a shareholder. If you wish to appoint another person as your proxyholder (other than the named proxyholders) to vote on your behalf, you must follow the instructions on your form of proxy, or, voting instruction form, very carefully, including:

•	inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and
•	informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to attend and vote on your behalf at the meeting, whether online or in person.

Please make sure that such other person you appoint is attending the meeting and knows he or she has been appointed to vote your shares.

See “General Proxy Matters – If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?” Registered shareholders may not appoint another person or company as proxyholder other than the Management Representatives named in the form of proxy when voting by telephone.

What do I do with my completed form of proxy?

Return it to Broadridge in the envelope provided to you by mail to be received no later than 5:00 p.m. EDT on July 14, 2026 which is two business days before the day of the meeting.

Can I vote by Internet in advance of the meeting?

Yes. If you are a registered shareholder, go to www.proxyvote.com and follow the instructions on this website. You will need your control number (located on the form of proxy) to identify yourself to the system. You must submit your vote by no later than 5:00 p.m. EDT on July 14, 2026, which is two business days before the day of the meeting.

If I change my mind, can I submit another proxy or take back my proxy once I have given it?

Yes. If you are a Registered Shareholder, you may deliver another properly executed form of proxy with a later date to replace the original proxy in the same way you delivered the original proxy. If you wish to revoke your proxy, prepare a written statement to this effect signed by you (or your attorney as authorized in writing) or, if the shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered to the Corporate Secretary of the company at the address below no later than 5:00 p.m. EDT on the last business day preceding the date of the meeting, July 14, 2026, or any adjournment of the meeting.

You may also vote during the virtual meeting by submitting an online ballot, which will revoke your previous proxy.

Attention: Corporate Secretary

Brookfield Wealth Solutions Ltd. c/o Broadridge Investor Communications Corporation
Ideation House, First Floor
94 Pitts Bay Road
Pembroke Bermuda HM08

If you are a Non-Registered Shareholder, you may revoke a voting instruction form previously given to an Intermediary at any time by written notice to the Intermediary. An Intermediary is not required to act on a revocation of a voting instruction form unless they receive it at least seven calendar days before the meeting. A Non-Registered Shareholder may then submit a revised voting instruction form in accordance with the directions on the form.

How will my shares be voted if I give my proxy?

The persons named on the form of proxy must vote your shares for or against or withhold from voting, in accordance with your directions, or you can let your proxyholder decide for you. If you specify a choice with respect to any matter to be acted upon, your shares will be voted accordingly. In the absence of voting directions, proxies received by management will be voted in favour of all resolutions put before shareholders at the meeting. See “Business of the Meeting” on page 13 of this Circular for further information.

What if amendments are made to these matters or if other matters are brought before the meeting?

The persons named on the proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General and Special Meeting of Shareholders and with respect to other matters which may properly come before the meeting.

As at the date of this Circular, management of the company is not aware of any amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named on the form of proxy will vote on them in accordance with their best judgment.

Who counts the votes?

Broadridge Investor Communications Corporation counts and tabulates the proxies.

If my shares are not registered in my name but are held in the name of an Intermediary, how do I vote my shares?

In many cases, BWS Class A Shares that are beneficially owned by a non-registered shareholder are registered either:

•	in the name of an Intermediary or a trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as CDS Clearing and Depository Services Inc. or the Depository Trust Company, which the Intermediary is a participant of.

Your Intermediary is required to send you a voting instruction form for the number of shares you beneficially own.

Since the company has limited access to the names of its non-registered shareholders, if you attend the virtual meeting, the company may have no record of your shareholdings or of your entitlement to vote unless your Intermediary has appointed you as proxyholder. Therefore, if you wish to vote by online ballot at the meeting, you will need to complete the following steps:

You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form provided to you by your broker or other intermediary. You are encouraged to do so online at www.proxyvote.com or by telephone if your broker or intermediary provides you with this option. You may also complete the voting instruction form provided by your intermediary and return it to your broker or intermediary. You must follow the instructions and timelines provided by your broker or intermediary in order to do so.

If you wish to attend, access and vote at the meeting online, attend and vote at the meeting in person or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting instruction form since you or your appointee will vote at the meeting.

In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully in order to appoint yourself or another person (other than the named proxyholders) to vote at the meeting, including:

•	inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and

•	if you have appointed someone other than yourself to attend, access and vote at the meeting online or attend and vote at the meeting in person on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.

If you wish to appoint yourself or another person (other than the named proxyholders), as your proxyholder, you are encouraged to do so online at www.proxyvote.com as this will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting instruction form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to attend, access and vote at the meeting online or attend and vote at the meeting in person on your behalf, neither you nor that other person, as applicable, will be able to access, ask questions and vote at the meeting.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your Intermediary. To do so, please follow these steps:

Step 1:	Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one.

Step 2:	After you receive a valid legal proxy from your Intermediary, appoint yourself, or someone else, as proxyholder. For instructions on how to appoint yourself, or someone else, as proxyholder, see Step 2 above. You must then submit the legal proxy to Broadridge Investor Communications Corporation. You can send the legal proxy by mail to: Broadridge Investor Communications Corporation, Attention: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, Ontario L3R 9Z9. The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the Proxy Deadline.

Please ensure that Broadridge Investor Communications Corporation receives your form no later than the voting deadline of 5:00 p.m. EDT on July 14, 2026.

Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to participate as a guest.

A non-registered shareholder who does not wish to attend and vote at the meeting and wishes to vote prior to the meeting must complete and sign the voting instruction form and return it in accordance with the directions on the form.

Non-registered shareholders who have not opted for electronic delivery will receive a voting instruction form to permit them to direct the voting of the shares they beneficially own. Non-registered shareholders should follow the instructions on the forms they receive and contact their Intermediaries promptly if they need assistance.

How do I contact the transfer agent?

For general shareholder enquiries, you can contact TSX Trust as follows:

Mail	Telephone/Fax	Online

TSX Trust Company 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1	Tel: 416-682-3860 within Canada and the United States toll free at 1-800-387-0825	Email: shareholderinquiries@tmx.com Website: www.tsxtrust.com

Part Three – Principal Holders of Shares

The table below presents information as of May 28, 2026 regarding the beneficial ownership of our voting securities held by each person or entity that beneficially owns 5% or more of the BWS Class A Shares and BWS Class B Shares. The BWS Class A Shares held by the principal shareholders listed below do not entitle such shareholders to different voting rights than those of other holders of the BWS Class A Shares.

	BWS Class A Shares Beneficially Owned(1)		BWS Class B Shares Beneficially Owned
Name	Number	Voting Percentage(2)	Number	Percentage
Bruce Flatt(2)	23,691,430	9.9%	—	—
Partners Value Investments Inc.(3)	12,320,344	9.9%	—	—
BNT Partners Trust(4)	—	—%	36,000	100%

(1)	The percentages shown are based on approximately 65,327,130 BWS Class A Shares outstanding as of May 28, 2026. Our bye-laws provide that no holder shall be permitted to exercise more than 9.9% of the total votes attaching to the BWS Class A Shares. Accordingly, the percentages shown reflect the voting power attaching to the shares owned by Mr. Flatt and Partners Value Investments Inc., respectively, based on the voting adjustment mechanics in our bye-laws. See Part One – Questions and Answers for more information on the Class A Voting Adjustment.

(2)	Mr. Flatt, directly and indirectly (including in certain instances through non-controlling interests), owns 23,691,430 BWS Class A Shares, which represents 36.25% of the issued and outstanding BWS Class A Shares based on 65,327,130 BWS Class A Shares outstanding on May 28, 2026.

(3)	Partners Value Investments L.P. holds, directly and indirectly, 12,320,344 BWS Class A Shares through its wholly-owned subsidiary, PVII BN Holdings LP, which represents 18.85% of the issued and outstanding BWS Class A Shares based on 65,327,130 BWS Class A Shares outstanding on May 28, 2026.

(4)	BNT Partners Trust (“BNT Trust”) beneficially owns 100% of the BWS Class B Shares. As the sole holder of the BWS Class B Shares, BNT Trust is entitled to elect half of our Board and approve all other matters requiring shareholder approval, voting separately as a class. The beneficial interests in BNT Trust, and the voting interests in its trustee, are held as follows: Bruce Flatt (41%), Barry Blattman, Brian Kingston and Sachin Shah (27%) in equal parts, and Anuj Ranjan, Connor Teskey, Cyrus Madon and Bill Powell (32%) in equal parts. As such, no single individual or entity controls BNT Trust. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of BNT Trust. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom are partners of Brookfield, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell.

To the knowledge of the directors and officers of the company, there are no other persons or corporations that beneficially own, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold voting securities of the company carrying more than 5% of the votes attached to any class of outstanding voting securities of our company.

Part Four – Business of the Meeting

We will address the following items at the meeting:

1.	to receive the audited consolidated financial statements of the company for the fiscal year ended December 31, 2025, including the external auditor’s report thereon;

2.	to elect each of the ten director nominees of the company who will serve until the next annual meeting of shareholders;

3.	to re-appoint Deloitte LLP, the external auditor of the company, who will serve until the next annual meeting of shareholders and authorize the Board to set its remuneration;

4.	to consider and, if thought advisable, pass the Return of Capital Resolutions approving: a quarterly return of capital distributions on each of the BWS Class A Shares and the BWS Class B Shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of the periods ending on or around September 29, 2026, December 31, 2026, March 31, 2027, and June 30, 2027:

5.	to consider and, if thought advisable, pass the Transaction Resolution, the full text of which is set forth in Appendix C to the Transaction Supplement attached as Appendix B to the Circular, with or without variation, approving the Transaction, as more particularly described in the Transaction Supplement;

6.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass the New BN Share Option Plan Resolution, the full text of which is set forth in Appendix D to the Transaction Supplement, with or without variation, approving the New BN Share Option Plan, as more particularly described in the Transaction Supplement;

7.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass the New BN Escrowed Stock Plan Resolution, the full text of which is set forth in Appendix E to the Transaction Supplement, with or without variation, approving the New BN Escrowed Stock Plan, as more particularly described in the Transaction Supplement;

8.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass the New BNC Escrowed Stock Plan Resolution, the full text of which is set forth in Appendix F to the Transaction Supplement, with or without variation, approving the New BNC Escrowed Stock Plan, as more particularly described in the Transaction Supplement;

9.	if the Transaction Resolution is passed, to consider and, if thought advisable, to pass the New BNC Stock Option Plan Resolution, the full text of which is set forth in Appendix G to the Transaction Supplement, with or without variation, approving the New BNC Escrowed Stock Plan, as more particularly described in the Transaction Supplement; and

10.	to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The share conditions for the BWS Class A Shares and BWS Class B Shares provide that, subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors) must be approved by a majority of the votes cast by the holders of BWS Class A Shares and by the holder of BWS Class B Shares who vote in respect of the resolution, each voting as a separate class. As a result, except as otherwise provided in this Circular, to become effective, the items of business identified above require the approval by a majority of the votes cast by the holders of BWS Class A Shares and the holder of BWS Class B Shares who vote in respect of such resolution, each voting as a separate class, other than the Transaction Resolution, which in addition to approvals described above, also requires the approval of the holder of BWS Class C Shares voting separately as a class. For the avoidance of doubt, the approval by holders of BWS Class A Shares shall be determined in accordance with the Class A Voting Adjustment set forth in our bye-laws such that the voting rights of a shareholder exceeding the specified 9.9% threshold for total voting power shall be re-allocated pro rata among all other holders of BWS Class A Shares based on their shareholdings, as further described in our bye-laws and in Part One – Questions and Answers.

Holders of the BWS Class C Shares, all of which are held indirectly by Brookfield Corporation, are entitled to notice of, and to attend, any meetings of shareholders of the company, but shall not be entitled to vote at any such meetings, except as otherwise provided in our bye-laws or as required by applicable law. In accordance with applicable law and our bye-laws, as the case may be, the holder of the BWS Class C Shares is entitled to one vote per share on the Transaction Resolution identified above, voting separately as a class. No other matters being put forward at the meeting require the approval of the holder of BWS Class C Shares.

As at the date of this Circular, management is not aware of any changes to these items and does not expect any other items to be brought forward at the meeting. If there are changes or new items, you or your proxyholder can vote your shares on these items as you, he or she sees fit. The persons named on the form of proxy will have discretionary authority with respect to any changes or new items which may properly come before the meeting and will vote on them in accordance with their best judgment.

The full text of certain resolutions to be approved at the meeting are set out in Appendix “A” – “Annual Resolutions to be Approved at the Meeting” in this Circular and Appendix “C” – “BWS Resolutions”, Appendix “D” – “New BN Share Option Plan Resolution”, Appendix “E” – “New BN Escrowed Stock Plan Resolution”, Appendix “F” – “New BNC Escrowed Stock Plan Resolution” and Appendix “G” – “New BNC Stock Option Plan Resolution” in the Transaction Supplement.

Receiving the Consolidated Financial Statements

The annual financial statements of the company for the fiscal year ended December 31, 2025 are included in the Annual Report. The Annual Report is available on the company’s website, http://bnt.brookfield.com/ under “Reports & Filings – Management Information Circular and Proxy”, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, and is being mailed to the company’s registered shareholders and non-registered shareholders who have contacted the company to request a paper copy of the Annual Report. Shareholders who have signed up for electronic delivery of the Annual Report will receive it by email.

The audited combined consolidated financial statements have been prepared in accordance with U.S. GAAP as permitted by securities regulators in Canada.

Election of Directors

The size of our Board is currently set at a minimum of four members and a maximum of sixteen members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of BWS Class A Shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by the holder of BWS Class B Shares being resident in any one other country (aside from Bermuda), provided that the Board may, at its discretion, increase or decrease the residency requirements. As a result of the ten director nominees proposed by management to be elected at the meeting, the Board has determined to increase the residency requirements so that no more than four directors may be resident in any one country (aside from Bermuda).

Holders of BWS Class A Shares are entitled to elect one-half of the Board. BNT Trust, which holds 100% of the BWS Class B Shares is entitled to elect the other one-half of the Board.

Our bye-laws provide for cumulative voting in that each holder of BWS Class A Shares and BWS Class B Shares, as applicable, has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder, which number may be increased or decreased in accordance with our company’s Class A Voting Adjustment as set out in our bye-laws and above under Part One – Questions and Answers, multiplied by the number of directors to be elected by the holder and all holders of shares of the class entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted. Where votes have been allocated to a holder pursuant to the re-

allocation process to effect the Class A Voting Adjustment, such votes shall be voted in accordance with the voting instructions provided in respect of such holders’ other BWS Class A Shares. Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. A shareholder who wishes to distribute its votes other than equally among the nominees and who has appointed the management representatives designated on the proxy must do so personally at the virtual meeting or by another proper form of proxy, which can be obtained from the Corporate Secretary of our company.

The following persons are proposed as nominees for election by the holders of BWS Class A Shares:

• William Cox	• Anne Schaumburg	• Dr. Soonyoung Chang	• Lars Rodert	• Michele Coleman Mayes

The following persons are proposed as nominees for election by the holder of BWS Class B Shares:

• Sachin Shah	• Barry Blattman	• Gregory Morrison	• Michael McRaith	• Lori Pearson

Majority Voting Policy

The Board has adopted a majority voting policy stipulating that, if the total number of shares voted in favour of the election of a director nominee represents less than a majority of the total shares voted and withheld for that director (in each case, not on the cumulative basis described in the section “Election of Directors” on page 14 of this Circular), the nominee will tender his or her resignation immediately after the meeting. Within 90 days of the meeting, the Board will determine whether to accept a director’s resignation and will issue a press release announcing the Board’s decision, a copy of which will be provided to the TSX. Absent exceptional circumstances, the Board will accept the resignation. The resignation will be effective when accepted by the Board. If the Board determines not to accept a resignation, the press release will fully state the reasons for that decision. A director who tenders his or her resignation will not participate in a Board meeting at which the resignation is considered. The majority voting policy does not apply in circumstances involving contested director elections.

Voting by Proxy

The management representatives designated on the proxy to be completed by shareholders intend to cast the votes represented by such proxy FOR each of the proposed nominees for election by the shareholders as set forth under “Election of Directors” in Part Four of this Circular, unless the shareholder who has given such proxy has directed that such shares be otherwise voted or withheld from voting in the election of directors.

Director Nominees

The Board recommends that the ten director nominees be elected at the meeting to serve as directors of the company until the next annual meeting of shareholders or until their successors are elected or appointed.

All director nominees were elected as members of the Board at our annual general and special meeting of shareholders held on June 10, 2025, and are standing for re-election.

The Board believes that the collective qualifications, skills and experiences of the director nominees allow for the company to continue to maintain a well-functioning Board with a diversity of perspectives. The Board’s view is that, individually and as a whole, the director nominees have the necessary qualifications to be effective at overseeing the business and strategy of the company.

We expect that each of the director nominees will be able to serve as a director. If a director nominee tells us before the meeting that he or she will not be able to serve as a director, the management representatives designated on the form of proxy, unless directed to withhold from voting in the election of directors, and in accordance with the bye-laws of the company, reserve the right to vote for other director nominees at their discretion.

Each director’s biography contains information about the director, including his or her background and experience, holdings of BWS Class A Shares and other public company board positions held, as at May 28, 2026. See “Director Share Ownership Requirements” in Part Five of this Circular for further information on director share ownership requirements.

The following ten individuals are nominated for election as directors of the company:

Barry Blattman Age: 63 Director since: November, 2021 Areas of Expertise: Asset Management, Infrastructure, Private Equity, Real Estate Principal Residence: New York, USA	Barry Blattman has served as a director of our company since November 2021. Mr. Blattman is also Vice Chair and a director of Brookfield Asset Management Ltd. In this role, he focuses on senior, strategic client and business relationships, and contributes to general business development and transaction strategy globally. Prior to joining Brookfield in 2002, Mr. Blattman was a Managing Director at Merrill Lynch, having begun his career with Salomon Brothers in 1986. Mr. Blattman holds a Master of Business Administration degree from New York University and a Bachelor of Arts degree from the University of Michigan. He serves on the board of Montefiore Health System, and chairs its Real Estate Planning and Development Committee.
	BWS Board / Committee Membership	Public Board Membership During Last Five Years
	Board	Brookfield Asset Management Ltd.	2025 – Present
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
	BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
	1,121,703	—	1,121,703

Dr. Soonyoung Chang Age: 67 Director since: November, 2021 (Independent)(c) Areas of Expertise: Asset Management, Real Estate Principal Residence: Dubai, United Arab Emirates	Dr. Soonyoung Chang has served as a director of our company since November 2021. Dr. Chang serves as Senior Advisor to the Investment Corporation of Dubai, providing strategic counsel and lending his global perspective to the investment arm of the Dubai Government. Dr. Chang is the founder and chairman of Midas International Asset Management Company, an international asset management fund. He is also a founding partner of Sentinel Advisor, a New York-based arbitrage fund. He has served as an advisor to a variety of financial institutions, including Korea National Pension Corporation, Hyundai International Merchant Bank and Templeton-Ssangyong Investment Trust Company. Dr. Chang holds Masters and Doctoral degrees from George Washington University and has authored many books and articles on the subject of financial engineering.
	BWS Board / Committee Memberships	Public Board Membership During Last Five Years
	Board Compensation Committee	Brookfield Property Partners L.P. Brookfield Property REIT Inc.	2014 – 2021 2018 – 2021
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
	BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
	—	—	—

Michele Coleman Mayes

Age: 76

Director since:
August, 2023

(Independent)(c)

Areas of Expertise:
Insurance, Financial Services, Manufacturing, Legal Government and Public Policy, Human Resource Management, Real Estate

Principal Residence:
New York, USA

Michele Coleman Mayes has served as a director of our company since August 2023. Ms. Mayes was previously Vice President, General Counsel and Secretary for the New York Public Library from August 2012 until February 2024. Ms. Mayes has also served as Executive Vice President and General Counsel for Allstate Insurance Company, Senior Vice President and the General Counsel of Pitney Bowes Inc. and in several senior legal capacities at Colgate-Palmolive and Unisys. Prior to that, she served in the U.S. Department of Justice as an Assistant United States Attorney in Detroit and Brooklyn, eventually assuming the role of Chief of the Civil Division in Detroit. Ms. Mayes served on the Presidential Commission on Election Administration under President Obama from 2013 to 2014. In 2016 she was elected to the Board of Directors of Gogo Inc., where she chairs the Nominating and Governance Committee and is a member of the Compensation Committee. Since March 2021, Ms. Mayes has been a non-director member of the Exelon Corporation’s Special Litigation Committee. Ms. Mayes holds a BA from the University of Michigan and a JD from the University of Michigan Law School. In 2024, Ms. Mayes received Michigan Law’s Distinguished Alumni Award.
	BWS Board / Committee Memberships	Public Board Membership During Last Five Years
	Board Governance and Nominating Committee	Gogo Inc.	2016–Present
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
	BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
	—	—	—

William Cox Age: 63 Director since: May, 2021 (Independent)(c) Areas of Expertise: Real Estate, Mergers and Acquisitions, Government Principal Residence: Devonshire, Bermuda	William Cox has served as a director of our company since May 2021. Mr. Cox is the President and Chairman of Waterloo Properties, a fifth-generation family-owned business that operates real estate and retail investment companies in Bermuda. Mr. Cox is also a director of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation. Mr. Cox has also served as Chairman of the Board of Trustees for Saltus Grammar School and completed his education at the University of Lynchburg in Virginia.
	BWS Board / Committee Memberships	Public Board Membership During Last Five Years
	Board (Lead Independent Director) Governance and Nominating Committee (Chair) Audit Committee Compensation Committee	Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P.	2020–Present 2016 – Present
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
	BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
	8,947	—	8,947

Gregory Morrison Age: 69 Director since: December, 2020 (Independent)(c) Areas of Expertise: Insurance, Actuarial, Risk Management Principal Residence: Smith’s Parish, Bermuda	Gregory Morrison has served as a director of our company since December 2020. A resident of Bermuda, Mr. Morrison sits on a number of property, casualty and life insurance company boards and their subsidiaries, including Multi-Strat Holdings Ltd., Property Insurance Company of America, Western Investment Company Limited, Riverstone International Bermuda Ltd., AESIR Limited and various international subsidiaries of Brookfield Corporation. He previously served as Chief Executive Officer of Trisura Group Ltd., Imagine Group Holdings Ltd., Platinum Underwriters Holdings Ltd. and London Reinsurance Group Inc. Mr. Morrison is a Fellow of the Society of Actuaries (retired).
	BWS Board / Committee Memberships	Public Board Membership During Last Five Years
	Board Audit Committee	Western Investment Company Limited Trisura Group Ltd.	2024 – Present 2017 – 2024
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
	BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
	—	—	—

Michael McRaith Age: 60 Director since: October, 2025 Areas of Expertise: Insurance, Asset Management, Regulatory and Government Affairs Principal Residence: New York, USA

Michael McRaith is Vice Chair and Managing Partner of Brookfield Wealth Solutions and has served as a Director of our company since October 2025, participating in all aspects of Brookfield’s global insurance operations. Prior to joining our company in 2021, Mr. McRaith helped build the insurance solutions practice at a global asset manager. He previously served as the first Director of the Federal Insurance Office in the U.S. Department of the Treasury, where he held federal and global leadership roles. Before joining Treasury, he served as the Director of the Illinois Department of Insurance and as an officer of the National Association of Insurance Commissioners. Prior to his public service, Mr. McRaith was a partner in the Chicago office of a global law firm, and he remains a member of the Trial Bar for the U.S. District Court for the Northern District of Illinois. Mr. McRaith holds a Juris Doctor degree from Loyola University of Chicago’s School of Law and a Bachelor of Arts degree from Indiana University. He received the Distinguished LGBTQ Alumnus Award from Indiana University, the Exceptional Service Award from the U.S. Department of the Treasury, and is a Distinguished Fellow of the International Association of Insurance Supervisors. Mr. McRaith is a member of The Bretton Woods Committee.

	BWS Board/Committee Membership	Public Board Membership During Last Five Years
	Board	None	-
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
	BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
	—	—	—

Lori Pearson Age: 64 Director since: August, 2023 Areas of Expertise: Asset Management, Human Resource Management Principal Residence: Toronto, Ontario, Canada	Lori Pearson has served as the Chair of the Board of our company since August 2023. Ms. Pearson is a Managing Partner and is Vice Chair of Brookfield Corporation. Prior to joining Brookfield in 2003, Ms. Pearson was with Ernst and Young, where she held various roles within the Audit practice and served on the Leadership Team for the Tax practice. Ms. Pearson is on the boards of Pathways to Education in Canada and the Brookfield Foundation where she also serves as President. She is a past member of the Boards of Brookfield Asset Management Ltd. and Norbord Inc. Ms. Pearson holds an Honours Business Administration degree from Western University and is a Chartered Professional Accountant. In 2017 she was named a Fellow by the Chartered Professional Accountants of Ontario.
	BWS Board / Committee Membership	Public Board Membership During Last Five Years
	Board (Chair)	Norbord Inc. Brookfield Asset Management Ltd.	2019 – 2021 2022 – 2023
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
	BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
	199,532	—	199,532

Lars Rodert Age: 64 Director since: November, 2021 (Independent)(c) Areas of Expertise: Asset Management, Real Estate Principal Residence: Stockholm, Sweden

Lars Rodert has served as a director of our company since November 2021. Mr. Rodert is the founder and Chairman of ÖstVästAdvisory AB. He previously served as a global investment manager for IKEA Treasury and Chief Investment Officer of SEB Asset Management, North America, where he was responsible for SEB Global Funds. Prior to SEB Asset Management, Mr. Rodert worked at Gordon Capital and served as a partner with a private investment holding company, Robur et. Securitas. Mr. Rodert holds a Master of Science Degree in Business and Economics from Stockholm University.

	BWS Board/Committee Memberships	Public Board Membership During Last Five Years
	Board Governance and Nominating Committee Audit Committee (Chair)	Samhallsbyggnadsbolaget i Norden AB Brookfield Property Preferred L.P. Brookfield Property Partners L.P. PCCW Ltd. Brookfield Property REIT Inc.	2023 – Present 2021 – Present 2013 – Present 2012 – Present 2018 – 2022
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
	BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
	—	—	—

Anne Schaumburg

Age: 76

Director since:

May, 2021

(Independent)(c)

Areas of Expertise:

Energy and Power, Mergers and Acquisitions, Capital Markets, Marketing,

Human Resource Management

Principal Residence:

New Jersey, USA

Anne Schaumburg has served as a director of our company since May 2021. Ms. Schaumburg was previously a member of the board of directors of NRG Energy, Inc., an integrated power generation and consumer products company listed on the NYSE. During her 18-year tenure at NRG Energy, Inc., she served as Lead Independent Director, Chair of the Audit Committee and was a member of the Risk Committee, the Compensation Committee and the Nuclear Oversight Committee. She is currently Chair of Brookfield Infrastructure Partners and Brookfield Infrastructure Corporation and serves on their respective audit committees. Prior to her retirement, she was a Managing Director of Credit Suisse First Boston and a senior banker in the Global Energy Group. Ms. Schaumburg was responsible for assisting clients on advisory and finance assignments. Her transaction expertise includes mergers and acquisitions, debt and equity capital market financings, project finance and privatizations.
BWS Board/Committee Memberships	Public Board Membership During Last Five Years
Board Compensation Committee (Chair) Governance and Nominating Committee Audit Committee	Brookfield Infrastructure Corporation Brookfield Infrastructure Partners L.P. NRG Energy, Inc.	2020 – Present 2008 – Present 2005 – 2024
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares
2,184	—	2,184

Sachin Shah(a)

Age: 49

Director since:

May, 2021

Areas of Expertise:

Insurance,

Energy and Power, Asset Management, Infrastructure, Private Equity, Real Estate

Principal Residence:

Toronto, Ontario, Canada

Sachin Shah is the Chief Executive Officer of our company and has served as the director of our company since May 2021. In this role, he is responsible for overall leadership and management of our company and sets its strategic direction as a leading provider of retirement services, wealth protection products and tailored capital solutions. Mr. Shah joined Brookfield in 2002 and has held a variety of senior roles, including Chief Investment Officer of Brookfield Asset Management Ltd. and Chief Executive Officer of Brookfield Renewable Partners where he was instrumental in growing the platform into a global business diversified across multiple technologies. Mr. Shah holds a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada.

BWS Board/Committee Membership	Public Board Membership During Last Five Years
Board	Brookfield Renewable Partners L.P. Brookfield Renewable Corporation American Equity Investment Life Holding Company	2021 – 2023 2020 – 2022 2020 – 2022
Number of Exchangeable Shares and BWS Class B Shares Beneficially Owned, Controlled or Directed
BWS Class A Shares(a)	BWS Class B Shares(b)	Total Number of Shares

1,948,603	—	1,948,603

Notes:

(a)	The directors and officers of our company, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, approximately 5% of the outstanding BWS Class A Shares.

(b)	BNT Trust beneficially owns 100% of the BWS Class B Shares.

(c)	“Independent” refers to the Board’s determination of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101 — Disclosure of Corporate Governance Practices.

Summary of 2026 Nominees for Director

The following summarizes the qualifications of the 2026 director nominees that led the Board to conclude that each director nominee is qualified to serve on the Board.

All Director Nominees Exhibit:
• High personal and professional integrity and ethics	• A commitment to sustainability
• A proven record of success	• An inquisitive and objective perspective
• Experience relevant to the company’s global activities	• An appreciation of the value of good corporate governance

If all director nominees are elected at the meeting, the Board will be comprised of ten directors, which the company considers an appropriate number given the diversity of its operations and the need for a variety of experiences and backgrounds to effectively oversee the governance of the company and provide strategic advice to management. The company reviews the expertise of incumbent and proposed directors in numerous areas, including those listed in the chart below.

Director Nominees	Corporate Strategy & Business Development	Mergers & Acquisitions	Finance & Capital Allocation	Leadership of a Large/Multi- Faceted Organization	Legal & Regulatory	Risk Management	Sustainability Matters	Industry Experience
Barry Blattman	✓	✓	✓	✓		✓	✓	Asset Management; Infrastructure; Private Equity; Real Estate
Dr. Soonyoung Chang	✓	✓	✓	✓		✓	✓	Asset Management; Real Estate
William Cox	✓	✓	✓	✓	✓	✓	✓	Real Estate; Mergers and Acquisitions; Government
Michele Coleman Mayes	✓	✓	✓		✓	✓	✓	Insurance; Financial Services; Manufacturing; Legal; Government and Public Policy; Human Resource Management; Real Estate
Gregory Morrison	✓	✓	✓	✓	✓	✓	✓	Insurance; Actuarial; Risk Management
Lori Pearson	✓		✓	✓		✓	✓	Asset Management; Human Resource Management
Lars Rodert	✓	✓	✓		✓	✓		Asset Management; Real Estate

Director Nominees	Corporate Strategy & Business Development	Mergers & Acquisitions	Finance & Capital Allocation	Leadership of a Large/Multi- Faceted Organization	Legal & Regulatory	Risk Management	Sustainability Matters	Industry Experience
Anne Schaumburg	✓	✓	✓			✓	✓	Energy and Power; Mergers and Acquisitions; Capital Markets; Marketing; Human Resource Management
Sachin Shah	✓	✓	✓	✓		✓	✓	Insurance; Energy and Power; Asset Management; Infrastructure; Private Equity; Real Estate
Michael McRaith	✓	✓	✓	✓	✓	✓	✓	Insurance; Asset Management; Private Equity; Government & Public Policy

2025 Director Attendance

We believe the Board cannot be effective unless it governs actively. We expect our directors to attend all Board meetings and all of their respective committee meetings either in person or by video or teleconference. The table below shows the number of Board and committee meetings each director attended in 2025. The Board and its committees meet in camera without management present at all meetings, including those held by teleconference.

Directors	Independent	Board	Audit Committee	Governance and Nominating Committee	Compensation Committee	All
Barry Blattman	No	4 of 4	—	—	—	100%
Dr. Soonyoung Chang	Yes	4 of 4	—	—	3 of 3	100%
William Cox	Yes	4 of 4	5 of 5	4 of 4	3 of 3	100%
Michele Coleman Mayes	Yes	4 of 4	—	4 of 4	—	100%
Gregory Morrison	Yes	4 of 4	5 of 5	—	—	100%
Lori Pearson	No	4 of 4	—	—	—	100%
Lars Rodert	Yes	4 of 4	5 of 5	4 of 4	—	100%
Anne Schaumburg	Yes	4 of 4	5 of 5	4 of 4	3 of 3	100%
Sachin Shah	No	4 of 4	—	—	—	100%
Michael McRaith	No	1 of 1(1)	—	—	—	100%

(1)	Mr. McRaith was appointed as a director of the company in October 2025.

Appointment of External Auditor

On recommendation of the Audit Committee, the Board proposes the reappointment of Deloitte LLP as the external auditor of the company. Deloitte LLP is the principal external auditor of the company. Deloitte LLP has served as the external auditor of the company since December 14, 2020. The appointment of the external auditor must be approved by: (i) a majority of the votes cast by holders of BWS Class A Shares, and (ii) a majority of the votes cast by the holder of BWS Class B Shares.

On any ballot that may be called for in the appointment of the external auditor, the management representatives designated on the form of proxy intend to vote such shares FOR reappointing Deloitte LLP, an Independent Registered Public Accounting Firm, as the external auditor, and authorizing the directors to set the remuneration to be paid to the external auditor, unless the shareholder has specified on the form of proxy that the shares represented by such proxy are to be voted AGAINST in relation to the appointment of the external auditor.

Principal Accounting Firm Fees

Our company has retained Deloitte LLP to act as our company’s principal accountant. Aggregate fees billed to the company for the fiscal year ended December 31, 2025, by Deloitte LLP amounted to approximately $29.8 million.

From time to time, Deloitte LLP also provides consultative and other non-audit services to the company pursuant to an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”). The Audit Policy governs the provision of audit and non-audit services by the external auditor and is annually reviewed by the Audit Committee. The Audit Policy provides for the Audit Committee’s pre-approval of permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services the provision of which is not permitted by the external auditor, including the use of the external auditor for the preparation of financial information, system design and implementation assignments.

The table below summarizes the fees for professional services rendered by Deloitte LLP for the audit of our annual financial statements for the years ended December 31, 2025 and December 31, 2024. A majority of the fees to Deloitte LLP are billed and settled in Canadian dollars. In order to provide comparability with our company’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

($millions)	2025	2024
Audit Fees(1)	28.4	19.4
Audit-Related Fees(2)	0.9	0.9
Tax Fees(3)	0.5	0.1
Total Fees	29.8	20.4

(1)	Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financial reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports. This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries.

(2)	Audit-related fees relate to ancillary services primarily driven by French language translation of our annual and quarterly filings.

(3)	Tax fees are principally for assistance in tax compliance and tax advisory services.

Our Audit Committee pre-approves all audit and non-audit services provided to our company by Deloitte LLP.

Deloitte LLP is independent with respect to the company within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Return of Capital Distributions and Capital Reductions

The declaration and payment of distributions on our company’s shares are at the discretion of the Board and may be in the form of a dividend or, subject to shareholder approval, a return of capital distribution or a combination thereof. As the BWS Class A Shares are intended to be, as nearly as practicable, economically equivalent to BN Class A Shares, all distributions on the BWS Class A Shares have been paid at the same time and in the same amount as cash dividends paid on the BN Class A Shares. Since September 29, 2021, the company has paid all quarterly distributions on the BWS Class A Shares and BWS Class B Shares in the form of returns of capital and intends to continue to do so to the extent possible in the future. Any return of capital distributions and corresponding reductions to the company’s authorized share capital by the company require shareholder approval under Bermuda corporate law and our bye-laws.

The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Resolutions is not indicative of the distributions that will actually be declared or paid by the company. As noted above, it is expected that distributions on the BWS Class A Shares will be paid at the same time and in the same amount as cash dividends are paid on the BN Class A Shares. The aggregate amount of the distributions that shareholders are being asked to approve in the Return of Capital Resolutions represents the maximum amount of return of capital distributions that the company will be authorized to make in the applicable periods, and is intended to provide the company with sufficient flexibility to accommodate changes that may occur before the next general meeting of shareholders, including potential increases in the number of shares outstanding and any increases in the cash dividends paid on the BN Class A Shares.

The Board recommends that the shareholders vote for the Return of Capital Resolutions to approve:

(a)	quarterly returns of capital on each of the BWS Class A Shares and the BWS Class B Shares of the company, and corresponding reductions to the authorized share capital of the company, in each case, in respect of each three-month period ending on or around September 29, 2026, December 31, 2026, March 31, 2027, and June 30, 2027, of:

(i)	in the case of the BWS Class A Shares, up to the aggregate amount of $15,000,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the Board;

(ii)	in the case of the BWS Class B Shares, up to the aggregate amount of $10,000 (plus any unreturned capital from prior quarters covered by this resolution) in respect of each quarter, with the precise amount to be determined by the Board; and

(iii)	a reduction to the authorized share capital of the company by a par value reduction which corresponds to the above quarterly returns of capital in respect of the BWS Class A Shares and the BWS Class B Shares.

The Board recommends that you vote FOR the Return of Capital Resolutions, the full text of which is set out in Appendix “A” – “Annual Resolutions to be Approved at the Meeting”.

The Transaction

See the Transaction Supplement for details regarding the Transaction and the Transaction Resolution.

The Transaction Resolution must be approved by a majority of the votes cast by holders of BWS Class A Shares, the holder of the BWS Class B Shares and the holders of BWS Class C Shares, voting in each case as a separate class.

The Board recommends that you vote FOR the Transaction Resolution, the full text of which is set out in Appendix “C” – “BWS Resolutions” to the accompanying Transaction Supplement.

The New BN Share Option Plan

See the Transaction Supplement for details regarding the New BN Share Option Plan Resolution.

The New BN Share Option Plan Resolution must be approved by: (i) a majority (calculated on a combined basis) of the votes cast by holders of BWS Class A Shares and holders of BN Class A Shares and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of the BWS Class B Shares and the holder of the BN Class B Shares, in each case, who vote in person or by proxy at the meeting.

The Board recommends that you vote FOR the New BN Share Option Plan Resolution, the full text of which is set out in Appendix “D” – “New BN Share Option Plan Resolution” to the accompanying Transaction Supplement.

The New BN Escrowed Stock Plan

See the Transaction Supplement for details regarding the New BN Escrowed Stock Plan Resolution.

The New BN Escrowed Stock Plan Resolution must be approved by: (i) a majority (calculated on a combined basis) of the votes cast by holders of BWS Class A Shares and holders of BN Class A Shares and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of the BWS Class B Shares and the holder of the BN Class B Shares, in each case, who vote in person or by proxy at the meeting.

The Board recommends that you vote FOR the New BN Escrowed Stock Plan Resolution, the full text of which is set out in Appendix “E” – “New BN Escrowed Stock Plan Resolution” to the accompanying Transaction Supplement.

The New BNC Escrowed Stock Plan

See the Transaction Supplement for details regarding the New BNC Escrowed Stock Plan Resolution.

The New BNC Escrowed Stock Plan Resolution must be approved by: (i) a majority (calculated on a combined basis) of the votes cast by holders of BWS Class A Shares and holders of BN Class A Shares and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of the BWS Class B Shares and the holder of the BN Class B Shares, in each case, who vote in person or by proxy at the meeting.

The Board recommends that you vote FOR the New BNC Escrowed Stock Plan Resolution, the full text of which is set out in Appendix “F” – “New BNC Escrowed Stock Plan Resolution” to the accompanying Transaction Supplement.

The New BNC Stock Option Plan

See the Transaction Supplement for details regarding the New BNC Stock Option Plan Resolution.

The New BNC Stock Option Plan Resolution must be approved by: (i) a majority (calculated on a combined basis) of the votes cast by holders of BWS Class A Shares and holders of BN Class A Shares and (ii) a majority (calculated on a combined basis) of the votes cast by the holder of the BWS Class B Shares and the holder of the BN Class B Shares, in each case, who vote in person or by proxy at the meeting.

The Board recommends that you vote FOR the New BNC Stock Option Plan Resolution, the full text of which is set out in Appendix “G” – “New BNC Stock Option Plan Resolution” to the accompanying Transaction Supplement.

Part Five – Statement of Corporate Governance Practices

Overview

The company’s corporate governance policies and practices are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian Securities Administrators. The company’s corporate governance practices and policies are also consistent with the requirements of the U.S. Securities and Exchange Commission, the listing standards of the NYSE and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002, as amended.

The structure, practices and committees of the Board, including matters relating to the size, independence and composition of the Board, the election and removal of directors, requirements relating to Board action and the powers delegated to the Board committees are governed by our memorandum of association, bye-laws and policies adopted by the Board. The Board is responsible for exercising the management, control, power and authority of our company except as required by applicable law, the memorandum of association or the company’s bye-laws. The following is a summary of certain provisions of the memorandum of association, bye-laws and policies that affect our company’s governance.

Mandate of the Board

Our Board oversees the management of our company’s business and affairs directly and through three standing committees: the Audit Committee, Governance and Nominating Committee and Compensation Committee (collectively, the “Committees”). The responsibilities of our Board and each Committee, respectively, are set out in written charters, which are reviewed and approved annually by our Board. All Board and Committee charters are posted on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Our Board is responsible for:

•	overseeing our company’s long-term strategic planning process and reviewing and approving its annual business plan;

•	overseeing management’s approach to managing the impact of key risks facing our company;

•	safeguarding shareholders’ equity interests through the optimum utilization of our company’s capital resources;

•	promoting effective corporate governance;

•	overseeing our company’s sustainability approach and other related practices;

•	reviewing major strategic initiatives to determine whether management’s proposed actions accord with long-term corporate goals and shareholder objectives;

•	assessing management’s performance against approved business plans;

•	approving any change in the identity of the executive officers of our company and overseeing the Chief Executive Officer’s selection of other members of senior management and reviewing succession planning;

•	reviewing and approving the reports issued to shareholders, including annual and interim financial statements; and

•	overseeing and reviewing our company’s whistleblowing policies and practices.

Size, Independence and Composition of our Board

The Board is currently comprised of ten directors. The size of our Board currently is set at a minimum of four members and a maximum of sixteen members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of BWS Class A Shares being resident in any one other country (aside from Bermuda) and (iv) no more than two directors elected by the holder of BWS Class B Shares being resident in any one other country (aside from Bermuda), provided that the Board may, at its discretion, increase or decrease the residency requirements. As a result of the Board being comprised of ten directors, the Board determined to increase the residency requirements so that no more than four directors may be resident in any one country (aside from Bermuda).

In addition, our bye-laws provide that no directors or employees of Brookfield Corporation shall serve as a director of our company elected by holders of BWS Class A Shares. At least a majority of the directors holding office must be independent of our company and Brookfield Corporation, as determined by the full Board using the standards for independence established by the NYSE.

If the death, resignation or removal of an independent director results in our Board consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, our Board may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.

Election and Removal of Directors

In the election of directors, holders of BWS Class A Shares are entitled to elect one-half of the Board. BNT Trust, which holds 100% of the BWS Class B Shares, is entitled to elect the other one-half of the Board. Our bye-laws provide for cumulative voting. Accordingly, our bye-laws provide that each holder of shares of a class or series of shares of our company entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

Each of our current directors will serve until the close of the next annual meeting of shareholders of our company or his or her death, resignation or removal from office, whichever occurs first. Our bye-laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the BWS Class A Shares, an affirmative vote of holders of BWS Class A Shares holding a majority of the issued and outstanding BWS Class A Shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; and (b) with respect to the directors elected by the holder of the BWS Class B Shares, an affirmative vote of the class B shareholder holding a majority of the issued and outstanding BWS Class B Shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal. A director will be automatically removed from our Board if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Meetings of the Board

Our Board meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by our company. Our Board is responsible for its agenda. At all quarterly meetings, the independent directors meet without the presence of management and the directors who are not independent.

In 2025, there were four regularly scheduled Board meetings. Four regular Board meetings are scheduled for 2026.

Meetings of Independent Directors

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent.

Independent Directors

At least a majority of the directors holding office must be independent of our company and Brookfield Corporation, as determined by the full Board using the standards for independence established by the NYSE.

The company obtains information from its directors annually to determine their independence. The Board decides which directors are considered to be independent based on the recommendation of the Governance and Nominating Committee, which evaluates director independence based on the guidelines set forth under applicable stock exchange guidelines and securities laws.

In this process, the Board conducts an analysis of each director nominee to determine if they are a non-independent director (all director nominees who are also current members of management are, by definition, non-independent directors) or an independent director.

At all quarterly meetings, the independent directors hold meetings without the presence of management and the directors who are not independent. The Board has also adopted certain conflicts management policies to govern its practices in circumstances in which conflicts of interest with Brookfield Corporation may arise. See Item 6.C “Board Practices—Transactions in Which a Director Has an Interest”, and Item 7.B “Related Party Transactions—Conflicts of Interest” in our Form 20-F.

The following table shows the directors standing for election at the meeting and whether each nominee will be an independent, non-independent or management director.

Director	Independent(a)	Management(b)	Reason for Non-Independent or Management Status
Barry Blattman(c)		✓	Vice Chair, Brookfield Asset Management Ltd.
Dr. Soonyoung Chang	✓
William Cox	✓
Michele Coleman Mayes	✓
Gregory Morrison	✓
Lori Pearson(d)		✓	Vice Chair, Brookfield Corporation
Lars Rodert	✓
Anne Schaumburg	✓
Sachin Shah		✓	Chief Executive Officer and Managing Partner, Brookfield Wealth Solutions Ltd.
Michael McRaith		✓	Vice Chair, Managing Partner, Brookfield Wealth Solutions Ltd.

Notes:

(a)	“Independent” refers to the board’s determination, based on the recommendation of the Governance and Nominating Committee, of whether a director nominee is “independent” under Section 1.2 of National Instrument 58-101.

(b)	“Management” refers to a director nominee who is a current member of management.

(c)	Mr. Blattman does not meet any bright line tests under which he would be “non-independent” under applicable stock exchange guidelines and securities laws. However, given Mr. Blattman’s position as Vice Chair of BAM and the nature of the services currently provided by Brookfield Corporation to the company, the Governance and Nominating Committee has determined Mr. Blattman to be non-Independent at this time.

(d)	Ms. Pearson does not meet any bright line tests under which she would be “non-independent” under applicable stock exchange guidelines and securities laws. However, given Ms. Pearson’s position as Vice Chair of Brookfield Corporation, and the nature of the services currently provided by Brookfield Corporation to the company, the Governance and Nominating Committee has determined Ms. Pearson to be non-Independent at this time.

The Board considers that the six directors listed as “Independent” above (approximately 60% of the Board) are independent.

Term Limits and Board Renewal

The governance and nominating committee of the Board (the “Governance and Nominating Committee”) leads the effort to identify and recruit candidates to join our Board. In this context, the Governance and Nominating Committee’s view is that our Board should reflect a balance between the experience that comes with longevity of service on our Board and the need for renewal and fresh perspectives.

The Governance and Nominating Committee does not support a mandatory retirement age, director term limits or other mandatory Board turnover mechanisms because its view is that such policies are overly prescriptive; therefore, our company does not have term limits or other mechanisms that compel Board turnover. The Governance and Nominating Committee does believe that periodically adding new voices to our Board can help our company adapt to a changing business environment and Board renewal is a priority.

The Governance and Nominating Committee reviews the composition of our Board on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate to renew our Board.

Board Diversity Policy

Our company is committed to enhancing the diversity of our Board. Our company’s view is that our Board should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

To achieve our Board’s diversity goals, our company adopted the following written policy:

•	Board appointments will be based on merit, having due regard for the benefits of diversity on our Board, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director; and

•	In the director identification and selection process, diversity on our Board, including the level of representation of women on our Board, will influence succession planning and be a key criterion in identifying and nominating new candidates for election to our Board.

The diversity policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise. The Governance and Nominating Committee is responsible for implementing our Board diversity policy, monitoring progress towards the achievement of its objectives and recommending to our Board any necessary changes that should be made to the policy.

Expectations of Directors

The Board has adopted a charter of expectations for directors (the “Charter of Expectations”) that outlines the expectations the company places on its directors in terms of professional and personal competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. In accordance with the Charter of Expectations, directors are expected to bring any potential conflict of interest to the attention of the Chair or a Committee Chair in advance of Board meetings, and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair if: (i) they become unable to attend at least 75% of the Board’s regularly scheduled meetings; (ii) if they become involved in a legal dispute, regulatory or similar proceeding that could materially impact their ability to serve as a director and/or negatively impact the reputation of the company; (iii) if the director takes on new responsibilities in business, government, the community or likewise which may conflict with the goals of the company and/or materially reduce his or her ability to serve as a director; or (iv) there is any other change in the director’s personal or professional circumstances that could adversely impact the company or the director’s continued service on the Board. The Charter of Expectations is reviewed annually, and a copy is posted on the company’s website bnt.brookfield.com, under “Corporate Governance.”

Director Share Ownership Requirements

The Charter of Expectations sets forth share ownership requirements for directors, which are in place because we believe that directors can better represent shareholders if they have economic exposure to our company themselves. We require that each director hold BWS Class A Shares, BN Class A Shares and/or Deferred Share Units (“DSUs”) of Brookfield Corporation having, in the aggregate, a value equal to at least two times the director’s annual retainer fee (“Annual Retainer”), as determined by the Board from time to time. Directors of our company are required to meet this requirement within five years of their date of appointment.

Effective January 1, 2025, directors of our company are required to elect to receive 50% of their Annual Retainer in the form of DSUs until they have met the minimum share ownership for directors. Once the minimum share ownership is met, directors are required to receive 25% of their annual Board fees in the form of DSUs.

Director Orientation and Education

New directors of our company are provided with comprehensive information about our company and our operating subsidiaries. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand our strategies and operations. They also participate in the continuing education measures discussed below.

Our Board receives annual operating plans for our business and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of our company and our operating subsidiaries. Directors are regularly briefed to ensure their understanding of industry-related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance. Additionally, all directors are required to maintain a current understanding of our company’s business and operations, industries and sectors in which we operate globally, material developments and trends in asset management and our company’s strategic initiatives.

Committees of the Board

The three standing Committees of our Board assist in the effective functioning of our Board and help ensure that the views of independent directors are effectively represented: Audit Committee, Governance and Nominating Committee and the Compensation Committee of the Board.

The responsibilities of these Committees are set out in written charters, which are reviewed and approved annually by our Board. It is our Board’s policy that all Committees must consist entirely of independent directors. Special committees may be formed from time to time to review particular matters or transactions. While our Board retains overall responsibility for corporate governance matters, each standing Committee has specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

The Audit Committee is comprised of: Lars Rodert, Gregory Morrison, Anne Schaumburg and William Cox. The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full Board and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee meets regularly in private session with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our Board for a determination as to whether this association affects the independent status of the director.

The full text of the charter of the Audit Committee is on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of: William Cox, Michele Coleman Mayes, Lars Rodert and Anne Schaumburg. It is the responsibility of the Governance and Nominating Committee, in consultation with the Board’s Chair, to assess from time to time the size and composition of our Board and its Committees, to review the effectiveness of our Board operations and its relations with management, to assess the performance of our Board, its Committees and individual directors, to review our company’s statement of corporate governance practices and to review and recommend the directors’ compensation. Our Board has implemented a formal procedure for evaluating the performance of our Board, its Committees and individual directors where the Governance and Nominating Committee reviews the performance of our Board, its Committees and the contribution of individual directors on an annual basis.

The Governance and Nominating Committee is responsible for reviewing the credentials of proposed nominees for election or appointment to our Board and for recommending candidates for membership on our Board, including the candidates proposed to be nominated for election to our Board at the annual meeting of shareholders. To do this, the Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by our Board to ensure that our Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and the effectiveness of our Board. The Governance and Nominating Committee is responsible for overseeing our company’s approach to sustainability matters, which includes a review of our company’s current and proposed sustainability initiatives and any material disclosures regarding sustainability matters.

The full text of the charter of the Governance and Nominating Committee is on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Compensation Committee

The Compensation Committee is comprised of: Anne Schaumburg, William Cox, and Dr. Soonyoung Chang. As such, the Compensation Committee consists solely of independent directors. The Compensation Committee is responsible for reviewing and reporting to our Board on management resource matters, including ensuring a diverse pool for succession planning, and annual objectives of senior executives, the form of executive compensation in general including an assessment of the risks associated with the compensation plans and the levels of compensation of the senior executives, including incentive compensation and equity-based compensation. The Compensation Committee annually assesses the performance of the Chief Executive Officer, taking into consideration the business operations and objectives of the company as well as the fact that our company is a paired entity to Brookfield Corporation. The Compensation Committee also reviews, in consultation with the Chief Executive Officer, the performance of senior management. In addition, the Compensation Committee is responsible for reviewing any allegations of workplace misconduct claims that are brought to the Committee’s attention through our company’s ethics hotline, a referral from our company’s human resources department.

All members of the Compensation Committee meet the standard director independence test in that they have no relationship which could, in the view of our Board, be reasonably expected to interfere with the exercise of their independent judgment.

Our Board has also adopted a heightened test of independence for all members of the Compensation Committee, which entails that our Board has determined that no Compensation Committee member has a relationship with senior management that would impair the member’s ability to make independent judgments about our company’s executive compensation. This additional independence test complies with the test in the listing standards of the NYSE. Additionally, the Compensation Committee evaluates the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

In reviewing our company’s compensation policies and practices each year, the Compensation Committee seeks to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of our company. The Compensation Committee also seeks to ensure our company’s compensation practices do not encourage excessive risk-taking behavior by the senior management team.

The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

The full text of the charter of the Compensation Committee is on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Board, Committee and Director Evaluation

Our Board believes that a regular and formal process of evaluation improves the performance of our Board as a whole, the Committees and individual directors. A survey is sent annually to independent directors inviting comments and suggestions on areas for improving the effectiveness of our Board and its Committees. The results of the survey are reviewed by the Governance and Nominating Committee, and any recommendations from the Governance and Nominating Committee are sent to our Board as required. Each independent director also receives a self-assessment questionnaire and all directors are required to complete a skill-set evaluation which is used by the Governance and Nominating Committee for planning purposes. The Chair also holds private interviews with each non-management director annually to discuss the operations of our Board and its Committees, and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Board has adopted a written position description for the Chair, which sets out the Chair’s key responsibilities, including, as applicable, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings and communicating with shareholders and regulators. The Board has also adopted a written position description for each of the Committee chairs which sets out each of the Committee chair’s key responsibilities, including duties relating to setting Committee meeting agendas, chairing Committee meetings and working with the Committee and management to ensure, to the greatest extent possible, the effective functioning of the Committee.

The Board has also adopted a written position description for the Chief Executive Officer which sets out the key responsibilities of the Chief Executive Officer. The primary functions of the Chief Executive Officer are to lead management of the business and affairs of our company, to lead the implementation of the resolutions and the policies of the Board, to supervise day-to-day management and to communicate with shareholders and regulators.

Code of Business Conduct and Ethics

Our company’s policy is that all its activities be conducted with the utmost honesty, integrity, fairness and respect and in compliance with all legal and regulatory requirements. To that end, our company maintains a Code of Business Conduct and Ethics, a copy of which is available on our website at bnt.brookfield.com and has been filed on our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The Code of Business Conduct and Ethics sets out the guidelines and principles for how directors, officers and employees should conduct themselves as members of our team. Preserving our corporate culture is vital to the organization and following the Code of Business Conduct and Ethics will help us do that.

All directors, officers and employees of our company are required to provide a written acknowledgment upon joining our company that they are familiar with and will comply with the Code of Business Conduct and Ethics. All directors, officers and employees of our company are required to provide this same acknowledgment annually. Our Board reviews the Code of Business Conduct and Ethics annually to consider whether to approve changes in our company’s standards and practices.

The full text of the Code of Business Conduct and Ethics is available on the company’s website, at bnt.brookfield.com under “Corporate Governance”.

Personal Trading Policy

All of our company’s directors, officers and employees are subject to our personal trading policy, which prohibits trading in the securities of our company, Brookfield Corporation or BAM, while in possession of material undisclosed information about our company, Brookfield Corporation or BAM as applicable. Those individuals are also prohibited from entering into certain types of hedging transactions involving the securities of our company, such as short sales, prepaid variable forward contracts, equity swaps and put options. In addition, our personal trading policy prohibits trading in our company’s securities during prescribed blackout periods. We also require all executives and directors to pre-clear trades in securities of our company, Brookfield Corporation and BAM.

Part Six – Director Compensation

Director Compensation

For the year ended December 31, 2025, the directors of our company were entitled to an annual retainer of $150,000 for their service on the Board, the Committees (as applicable), and reimbursement of expenses incurred in attending meetings. The lead independent director of our company was paid an additional amount of $50,000 for serving in such position. The chair of the Audit Committee received an additional $20,000 and members of the Audit Committee received an additional $10,000 for serving in such positions. Directors who are employees of our company or Brookfield receive no fees for their services on the Board.

Compensation Element	Amount for the Year Ended December 31, 2025 ($)
Annual Retainer	150,000
Audit Committee Chair Additional Retainer	20,000
Audit Committee Member Additional Retainer (Non-Chair)	10,000
Lead Independent Director Additional Retainer	50,000

In addition, effective January 1, 2025, the directors of our company who regularly reside outside Bermuda and the east coast of North America also receive an additional annual stipend of $15,000. This payment recognizes the time it takes these directors to travel long distances to attend all regularly scheduled meetings and is in addition to reimbursement for travel and other out-of-pocket expenses. To the extent the director also serves on the board of directors of another publicly traded entity managed by Brookfield that holds the majority of its meetings in Bermuda, this annual stipend will be split between our company and the other Brookfield-managed entity.

The following table sets out information concerning the compensation earned by, paid to or awarded to the directors in their capacities as directors of the company during the year ended December 31, 2025. The directors are paid in U.S. dollars. The Governance and Nominating Committee periodically reviews Board compensation in relation to its peers and other similarly-sized companies and is responsible for approving changes in compensation for non-employee directors.

Name	Fees Earned in Cash ($)	Share and Option Based Awards(7) ($)	All Other Compensation(5) ($)	Total Annual Compensation ($)
Barry Blattman(4)	—	—	—	—
Michele Coleman Mayes	45,000	105,000	—	150,000
Dr. Soonyoung Chang	75,000	82,500	7,500	165,000
William Cox(1)(2)	157,500	52,500	—	210,000
Gregory Morrison(1)	120,000	40,000	—	160,000
Lori Pearson(4)	—	—	—	—
Lars Rodert(1)(3)	127,500	44,375	5,625	177,500
Anne Schaumburg(1)	—	160,000	—	160,000
Sachin Shah(4)	—	—	—	—
Michael McRaith	—	—	—	—
Jay Wintrob(6)	—	123,750	—	123,750

Notes:

(1)	Audit Committee Member.

(2)	William Cox served as Lead Independent Director.

(3)	Lars Rodert served as Audit Committee Chair.

(4)	Due to their role with our company or Brookfield, as applicable, Michael McRaith, Barry Blattman, Lori Pearson and Sachin Shah do not receive compensation in their capacities as directors.

(5)	Dr. Chang and Mr. Rodert received a long-distance stipend of $15,000. The payment of Mr. Rodert’s long-distance travel stipend was split between our company and Brookfield Properties Partners L.P. A portion of their stipend was received in the form of DSUs from Brookfield Corporation in lieu of cash.

(6)	Jay Wintrob resigned as a director of the company, effective September 30, 2025.

(7)	Certain independent directors received a portion of their annual fees in the form of DSUs of Brookfield Corporation in lieu of cash. The value of each DSU is equal to the market value of a BN Class A Share.

Part Seven – Report on Executive Compensation

Compensation Philosophy of Our Company

Our named executive officers (“NEOs”) comprise the core senior management team of our company, some of whom were previously employees of Brookfield and who were provided to our company, pursuant to the amended and restated administration agreement between our company and Brookfield Corporation dated August 5, 2022 as amended on March 22, 2024 and as further amended and restated on October 29, 2024 (the “Administration Agreement”). The Chief Executive Officer, Chief Financial Officer and Chief Investment Officer were, up until March 22, 2024, employees of Brookfield who performed functions for our company that would make them NEOs of our company.

Our company has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value. Effective March 22, 2024, our company internalized the services of the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer that were previously provided under the Administration Agreement and accordingly, our company’s Compensation Committee is responsible for determining and approving the compensation of all of our NEOs, including the Chief Executive Officer, Chief Financial Officer and Chief Investment Officer.

During 2025, our NEOs received approximately $22 million in aggregate compensation paid by our company for all services to our company and our subsidiaries. Our NEOs may, at the discretion of our company, or Brookfield Corporation, and/or BAM as applicable, participate in certain long-term incentive plans of our company, Brookfield Corporation and/or BAM for their services to our company, Brookfield Corporation or BAM, including in the form of deferred share units, restricted shares, escrowed shares, and stock options. Each form of Brookfield Corporation, BAM and Brookfield Wealth Solutions long-term incentive plans has similar terms and conditions.

There are no employment contracts between the NEOs and our company or Brookfield Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation.

Compensation Elements for our NEOs

Our company has adopted an approach to compensation that aligns with Brookfield Corporation’s approach and consists of the three primary elements of base salary, cash bonus, and participation in long-term incentive plans. As executives progress within our company, we expect that an increasingly larger share of annual compensation for these executives will be represented by awards pursuant to one of the long-term incentive plans of Brookfield or our company. The awards under these plans vest over time, in order for the executives to increase their ownership interest under one of the long-term incentive plans of Brookfield or our company and to be consistent with our company’s focus on long-term value creation.

Compensation of the NEOs for the year ended December 31, 2025 was determined by the Compensation Committee.

Base Salaries

Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, each of Brookfield Corporation and our company believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the cash bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing the company’s strategy, the performance of the business as a whole and significant contributions to the business strategy of Brookfield.

The level of cash bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their accomplishments during the year, an assessment of their decisions and actions and how those decisions and actions align with the long-term strategy of value creation as well as how the NEO considered the risks associated with such decisions. In addition, consideration is given to the achievement of objectives set at the beginning of the year with our Chief Executive Officer and whether any objectives were not met because management made decisions in the best long-term interests of the business or due to factors outside of management’s control.

Given that the BWS Class A Shares are intended to be, as nearly as practicable, functionally and economically equivalent to an investment in BN Class A Shares and that any long-term equity incentive plan of our company would need to be operated and administered as a long-term equity incentive plan of Brookfield, our company determined that continued participation by our NEOs in Brookfield’s long-term incentive plans remains appropriate.

Brookfield’s long-term incentive plans are intended to encourage share ownership in BN Class A Shares, increase executives’ interest in the success of Brookfield, and encourage the retention of executives as a result of the delayed vesting of awards. The purpose of these arrangements is to align the interests of Brookfield shareholders and management and to motivate executives to improve Brookfield’s and our company’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. This opportunity for wealth creation enables us to attract and retain talented executives.

Brookfield has three forms of long-term incentive plans, of which the terms and conditions are substantially the same between each company, in which certain NEOs of our company participate. They are described below in more detail:

1.	Management Share Option Plan. The management share option plans of Brookfield (the “Share Option Plan”), govern the granting to executives of options to purchase the respective BN Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The Share Option Plan is administered by the board of directors of Brookfield. Options are typically granted in late February or early March of each year as part of the annual compensation review. Brookfield’s compensation committee has a specific written mandate to review and approve executive compensation. Brookfield’s compensation committees make recommendations to the respective Brookfield board of directors with respect to the proposed allocation of options based, in part, upon the recommendations of our Chief Executive Officer. The Brookfield board of directors must then give its final approval. The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving the company’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for the respective BN Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.	Deferred Share Unit Plan. Brookfield’s deferred share unit plans (the “DSUP”), provide for the issuance of DSUs, the value of which are equal to the value of the respective BN Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a cash bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by the respective Brookfield compensation committees. DSUs are issued based on the value of the respective BN Class A Shares at the time of the award, which we refer to as the DSU allotment price. In the case of DSUs acquired through the reinvestment of cash bonus awards, the DSU allotment price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on the respective BN Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of the respective BN Class A Shares on the cessation of employment with Brookfield.

3.	Restricted Stock Plans. Brookfield has restricted stock plans and an escrowed stock plan, which we refer to as the restricted stock plan and escrowed stock plan, respectively. These plans were established to provide Brookfield and its executives with alternatives to Brookfield’s existing plans which would allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Restricted shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of restricted shares receive dividends that are paid on the respective BN Class A Shares in the form of cash, unless otherwise elected. The escrowed stock plan governs the award of non-voting common shares, which we refer to as escrowed shares, of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by Brookfield’s compensation committees. Each escrow company is capitalized with common shares and preferred shares issued to Brookfield for cash proceeds. Each escrow company uses its cash resources to directly and indirectly purchase the respective BN Class A Shares on the open market. Dividends paid to each escrow company on the BN Class A Shares acquired by the escrow company will be used to pay dividends on the preferred shares which are held by Brookfield. The respective BN Class A Shares acquired by an escrow company will not be voted. Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the award date. Each holder may exchange escrowed shares for BN Class A Shares issued from treasury no more than 10 years from the award date. The value of BN Class A Shares issued to a holder on an exchange is equal to the increase in value of the BN Class A Shares held by the applicable escrow company.

Executives who have, or previously had, responsibilities in Brookfield’s dedicated fund management groups may have long term incentive arrangements that also include a component more directly linked to the long-term performance of the fund being managed. However, the payments made under such plans are directly related to the value created for the fund’s investors which, in turn, benefit Brookfield as the general partner and a limited partner. A percentage of the fund’s profits are paid to participants in these plans typically after the capital invested and a preferred rate of return has been paid to investors.

In addition to these Brookfield plans, our company has established two share-based long-term incentive plans, in which certain NEOs of our company participate. They are described in more detail below:

1.	BWS Restricted Stock Plan. In 2023, our company adopted a restricted stock plan (the “BWS Restricted Stock Plan”). Executive officers and key employees of our company, Brookfield Corporation and BAM (other than non-employee members of the Board and residents of the United States) designated by the Board that provide services to our company or our company’s affiliates are eligible to participate in the BWS Restricted Stock Plan, subject to applicable laws and regulations. The maximum number of BWS restricted shares issuable under the BWS Restricted Stock Plan (the “BWS Restricted Shares”) shall be equal to 10% of the issued and outstanding BWS Class A Shares from time to time, subject to adjustment in accordance with the provisions of the BWS Restricted Stock Plan. Further, the number of BWS Class A Shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding BWS Class A Shares and BWS Class B Shares; and no more than 5% of the issued and outstanding BWS Class A Shares may be issued under these arrangements to any one person. In addition, the number of BN Class A Shares that may be issuable to Brookfield Corporation insiders at any time, or issued in any one year to Brookfield Corporation insiders, under any of Brookfield Corporation’s security-based compensation arrangements together with the BWS Restricted Stock Plan cannot exceed in either case 10% of the issued and outstanding BN Class A Shares. The Board administers the BWS Restricted Stock Plan and determines the vesting period for each BWS Restricted Share grant, which is generally 20% per year over five years commencing the first year after the grant. The BWS Restricted Shares are not transferable until they are vested and no longer subject to any hold periods under the BWS Restricted Stock Plan, other than in the event of death or as otherwise approved by the Board. No incremental entitlements will be triggered by a change in control of our company under the BWS Restricted Stock Plan. The BWS Restricted Stock Plan contains an amending provision setting out the types of amendments which can be approved without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of BWS Class A Shares issuable under the BWS Restricted Stock Plan, any amendment expanding the categories of eligible participants which may permit the introduction or reintroduction of non-employee directors of our company on a discretionary basis, any amendment to remove or exceed the insider participation limits, any amendment which would permit BWS Restricted Shares to be transferable or assignable other than for normal estate planning purposes, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BWS Restricted Stock Plan or any BWS Restricted Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to the vesting, termination or early termination provisions, and to suspend or terminate the BWS Restricted Stock Plan. As of December 31, 2025, 50,012 BWS Restricted Shares were issued, representing approximately 0.08% of the issued and outstanding BWS Class A Shares as of that date. The number of BWS Restricted Shares granted under the BWS Restricted Stock Plan annually, expressed as a percentage of the weighted average number of BWS Class A Shares outstanding in the year, was 0.03% in 2025 and 0.05% in 2024. No shares were outstanding as of December 31, 2023.

2.	BWS Escrowed Stock Plan. In 2024, our company adopted the BWS Escrowed Stock Plan. The BWS Escrowed Stock Plan is intended to incent and retain designated executives or other persons designated by the Board for an extended period and to further align their long-term interests with those of other shareholders in a manner that is less dilutive than alternative long term ownership plans, such as option plans. The BWS Escrowed Stock Plan will result in no net dilution over time because any newly issued BWS Class A Shares under the BWS Escrowed Stock Plan will be fully offset by the cancellation of BWS Class A Shares. In addition, awards granted under the BWS Escrowed Stock Plan are intended to replace other forms of compensation that our company may offer to executives or other persons designated by the Board, and not to increase the overall compensation received by those individuals. A maximum of 6,000,000 BWS Class A Shares may be issued under the BWS Escrowed Stock Plan, representing 9.19% of the issued and outstanding exchangeable shares as of December 31, 2025. No BWS Class A Shares (representing 0% of the issued and outstanding BWS Class A Shares) have been issued under the BWS Escrowed Stock Plan and 6,000,000 BWS Class A Shares (representing 9.19% of the issued and outstanding BWS Class A Shares) are available for future issuance as at December 31, 2025. The number of BWS Class A Shares that may be issuable to insiders of our company at any time, or issued in any one year to insiders of our company, under any of our company’s security-based compensation arrangements, including under the BWS Restricted Stock Plan and the BWS Escrowed Stock Plan, cannot exceed, in either case, 10% of the issued and outstanding BWS Class A Shares and BWS Class B Shares; and no more than 5% of the issued and outstanding BWS Class A Shares may be issued under these arrangements to any one person. The BWS Escrowed Stock Plan governs the award of non-voting common shares (the “BWS Escrowed Shares”), of one or more private companies, which we refer to as an escrow company, to executives or other individuals designated by the Board. Each escrowed company is capitalized with common shares and preferred shares issued to our company. Each escrowed company will directly or indirectly purchase BWS Class A Shares. Escrowed companies may purchase BWS Class A Shares in the open market or, subject to obtaining exemptive relief, acquire the BWS Class A Shares that were acquired by Brookfield upon exchanges by our company’s shareholders. Participants will either be awarded BWS Escrowed Shares or be provided with an election to contribute BWS Class A Shares or other BWS Escrowed Shares of a different escrowed company as consideration for the BWS Escrowed Shares. Dividends paid to each escrowed company on the BWS Class A Shares acquired by the escrowed company will be used to pay dividends on the preferred shares which are held by our company and on certain BWS Escrowed Shares held by participants who contributed the underlying BWS Class A Shares to an escrowed company in connection with the award of BWS Escrowed Shares. The BWS Escrowed Shares acquired by an escrowed company will not be voted. Except as otherwise determined by our Board, 20% of BWS Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the BWS Escrowed Shares. On date(s) determined by the holders of the BWS Escrowed Shares that are generally between the applicable vesting date and 10 years after the initial grant, the vested BWS Escrowed Shares will be acquired by our company in exchange for the issuance of BWS Class A Shares from treasury, where the value of such BWS Class A Shares being issued is equal to the BWS Escrowed Shares being acquired. The value of the escrowed shares will be equal to the increase in value of the BWS Class A Shares held by the escrowed company since the grant date of the BWS Escrowed Shares, based on the volume-weighted average price of the BWS Class A Shares on the New York Stock Exchange on the date of the exchange. Aside from transfers to our company in the case of a termination of employment or for personal estate planning purposes, transfers of BWS Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of our company under the BWS Escrowed Stock Plan. The number of BWS Escrowed Shares granted under the BWS Escrowed Stock Plan annually, expressed as a percentage of the weighted average number of BWS Class A Shares outstanding in the year, was 0.29% in 2025. No BWS Escrowed Shares were granted in 2024. The BWS Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the Board without shareholder approval and those which require shareholder approval. Shareholder approval will be required for any amendment that increases the number of BWS Class A Shares issuable under the BWS Escrowed Stock Plan, any amendment expanding the categories of eligibility under the BWS Escrowed Stock Plan which would have the potential of broadening or increasing insider participation, which would include any amendment that would permit the introduction or reintroduction of non-employee directors of our company as eligible participants, any amendment which deletes or reduces the range of amendments requiring shareholder approval or other amendments required by law to be approved by shareholders. Shareholder approval will not be required for, among other matters, any amendment to the BWS Escrowed Stock Plan or any BWS Escrowed Share that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date), and to suspend or terminate the BWS Escrowed Stock Plan.

Each of our NEOs is subject to our company’s clawback policy. Pursuant to our clawback policy, executive officers of our company may be required to pay our company an amount equal to some or all of any cash payments or equity awards granted or paid to an executive officer under the terms of any of our company’s incentive compensation, including short- and long-term incentive plans (collectively, “Awards”). This payment may be required in the event an executive officer is determined to have engaged in conduct which the Compensation Committee determines is detrimental to our company. The Compensation Committee has full and final authority to make all determinations under the clawback policy including, without limitation, whether the clawback policy applies and if so, the amount of compensation to be repaid or forfeited by the executive officer. In order to protect our company’s reputation and competitive ability, executive officers of our company may be required to make such a payment if they engage in conduct that is detrimental to our company during or after the cessation of their employment with our company. Detrimental conduct includes any conduct or activity, whether or not related to the business of our company, that is determined in individual cases by the Compensation Committee, to constitute: (i) fraud, theft-in-office, embezzlement or other indictable offences; (ii) failure to abide by applicable financial reporting, disclosure and/or accounting guidelines; (iii) material violations of our company’s Code of Business Conduct and Ethics; or (iv) material violations of our company’s positive work environment policy (including the sexual harassment related provisions thereof). The clawback policy relates to any Awards received (i) on or after the date the executive officer is determined to have engaged in detrimental conduct and/or (ii) the two-year period prior to the date the executive officer is determined to have engaged in detrimental conduct. Where it is determined that the executive officer engaged in detrimental conduct, the Compensation Committee will have the ability to: (i) require the executive officer to re-pay any Award granted or paid to the executive officer; (ii) cancel/revoke any prior Award that has not yet vested, and any Award that has vested but has not yet been exercised by the executive officer; and/or (iii) require the executive officer to re-pay the cash value realized by the executive officer on any Award that has already vested to the executive officer.

Summary of Compensation

The following table sets out information concerning the compensation earned by, paid to or awarded to the NEOs during the year ended December 31, 2025.

Mr. Shah, Mr. Lorilla and Mr. McRaith are paid in U.S. dollars. Mr. Corbett and Mr. Forestell are paid in Canadian dollars. All Canadian dollar compensation amounts have been converted into U.S. dollars at an exchange rate of C$1.00 = US$0.7159, which was the average exchange rate for 2025 as reported by Bloomberg, unless otherwise noted.

Summary Compensation Table

				Share-based Awards			Options- based Awards
Name and Principal Position	Year	Annual Base Salary ($)	Annual Cash Bonus(1) ($)	Deferred Share Units (DSUs) ($)	Restricted Shares (2) ($)	Escrowed Shares(3) ($)	Options(4) ($)	Pension Value ($)	All Other Compensation(5) ($)	Total Annual Compensation ($)
Sachin Shah, Chief Executive Officer	2025	900,000	900,000	—	—	9,342,830	—	—	32,516	11,175,346
Lorenzo Lorilla, Chief Investment Officer	2025	700,000	700,000	—	—	—	2,628,313	—	37,736	4,066,049
Thomas Corbett, Chief Financial Officer	2025	447,438	447,438	—	357,950	—	1,387,339	—	30,090	2,670,255
Paul Forestell, Chief Actuary and Managing Partner	2025	411,643	411,643	—	—	—	730,296	—	30,090	1,583,672
Michael McRaith, Vice Chair	2025	700,000	700,000	—	—	—	876,090	—	29,827	2,305,917

(1)	Each NEO is awarded an annual incentive which he or she can elect to receive in cash, DSUs or restricted shares.

(2)	The amount for 2025 restricted shares reflects Thomas Corbett’s award under the BWS Restricted Stock Plan.

(3)	The amount for 2025 reflects an annual grant of escrowed shares for Sachin Shah made in February 2026. The value awarded under the escrowed stock plan for annual grants is determined by Brookfield Corporation and considers the stock market price of the BWS Class A Shares at the time of the award and the potential increase in value. For awards made in 2025, this is based on a hold period of 7.5 years, a volatility of 29.87%, a risk free rate of 3.88% and a dividend yield of 0.7%. This value for all grants has been discounted by 25% to reflect the five-year vesting.

(4)	The amounts for 2025 reflect annual grants of options. The value awarded under the Share Option Plan for annual grants is determined by Brookfield and considers the stock market price of the BN Class A Shares at the time of the award and the potential increase in value. For Thomas Corbett, Lorenzo Lorilla, Paul Forestell and Michael McRaith, this is based on Brookfield Corporation options with a hold of 7.5 years, a volatility of 30.71%, a risk free rate of 3.88% and a dividend yield of 0.8%. These values, for the annual grants, have been discounted by 25% to reflect the five-year vesting.

(5)	These amounts include annual retirement savings contributions, group benefits and participation in the executive benefits program.

Option Awards and Share-Based Awards at December 31, 2025

The following table shows the Brookfield Corporation options, restricted shares, escrowed shares and DSUs outstanding at December 31, 2025.

	Option Awards Vested and Unvested		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
Name	Number of Securities Underlying Unexercised Options (#)	Market Value of Unexercised in-the-money Options(1)(2) ($)	Number of Unvested RSs (#)	Market Value of Unvested RSs(2) ($)	Market Value of Vested RS(2) ($)	Number of Unvested ESs(3) (#)	Market Value of Unvested ESs(2)(3) ($)	Market Value of Vested ESs(2)(3) ($)	Number of Unvested DSUs (#)	Market Value of Unvested DSUs(2) ($)	Market Value of Vested DSUs(2) ($)
Sachin Shah	—	—	—	—	—	5,939,967	130,189,931	94,900,523	—	—	20,734,663
Lorenzo Lorilla	639,150	10,491,414	63,434	2,910,964	338,301	—	—	—	—	—	—
Thomas Corbett	398,061	6,604,791	6,992	321,028	382,759	—	—	—	—	—	770,912
Paul Forestell	265,910	4,442,863	1,449	66,547	268,381	—	—	—	—	—	—
Michael McRaith	224,586	3,467,720	90,554	4,155,535	—	—	—	—	—	—	—

(1)	The market value of the options is the amount by which the closing price of the BN Class A Shares on December 31, 2025 exceeded the exercise price of the options.

(2)	All values are calculated using the closing price of a BN Class A Share on December 31, 2025 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a BN Class A Share on the TSX on December 31, 2025 was $45.92 (C$63.02 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2025 of C$1.00 = US$0.7286) and $45.89 on the NYSE, as applicable.

(3)	The value of the escrowed shares is equal to the value of the BN Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company.

The following table shows the BWS restricted shares and escrowed shares outstanding at December 31, 2025.

	Restricted Shares			Escrowed Shares
Name	Number of Unvested RSs (#)	Market Value of Unvested RSs(1) ($)	Market Value of Vested RS(2) ($)	Number of Unvested ESs(2) (#)	Market Value of Unvested ESs(1)(2) ($)	Market Value of Vested ESs(1)(2) ($)
Sachin Shah	—	—	—	1,125,000	6,663,263	—
Thomas Corbett	10,729	493,977	68,738	—	—	—

(1)	All values are calculated using the closing price of a BWS Class A Share on December 31, 2025 on the TSX and NYSE, as applicable, according to the currency in which the awards were originally made. The closing price of a BWS Class A Share on the TSX on December 31, 2025 was $46.04 (C$63.19 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2025 of C$1.00 = US$0.7286) and $45.95 on the NYSE, as applicable.

(2)	The value of the escrowed shares is equal to the value of the BWS Class A Shares held by the applicable escrow company less the net liabilities and preferred share obligations of such escrow company.

Outstanding Option Awards at December 31, 2025

The following table shows the details of each Brookfield Corporation option outstanding at December 31, 2025.

	Option Based Awards
Name	Number of securities underlying unexercised options (#)	Options exercise price ($)	Options expiration date	Market value of unexercised options(1) ($)
Lorenzo Lorilla	43,500	31.0812	February 17, 2032	644,183
	214,575	24.2436	February 16, 2033	4,644,776
	224,400	26.6881	February 15, 2034	4,308,906
	156,675	40.1868	February 23, 2035	893,549
Thomas Corbett	17,100	21.0962	December 13, 2029	423,974
	3,375	24.6833	February 24, 2030	71,573
	21,825	23.7081	February 21, 2031	484,120
	19,875	31.0812	February 17, 2032	294,325
	119,212	24.2436	February 16, 2033	2,580,511
	112,200	26.6881	February 15, 2034	2,154,453
	104,474	40.1868	February 23, 2035	595,836
Paul Forestell	43,499	31.0812	February 17, 2032	644,168
	95,362	24.2436	February 16, 2033	2,064,244
	74,812	26.6881	February 15, 2034	1,436,533
	52,237	40.1868	February 23, 2035	297,918
Michael McRaith	24,862	31.0812	February 17, 2032	368,176
	59,625	24.2436	February 16, 2033	1,290,667
	74,812	26.6881	February 15, 2034	1,436,533
	65,287	40.1868	February 23, 2035	372,345

(1)	The market value of the options is the amount by which the closing price of the BN Class A Shares on December 31, 2025 exceeded the exercise price of the options. All values are calculated using the closing price of a BN Class A Share on December 31, 2025 on the TSX and on the NYSE, as applicable. The closing price of a BN Class A Share on the TSX on December 31, 2025 was $45.92 (C$63.02 converted to U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2025 of C$1.00 = US$0.7286) and $45.89 on the NYSE, as applicable.

Value Vested or Earned During 2025

The following table shows the value of all options, share-based awards, and non-equity plan compensation which vested during 2025.

	Value Vested During 2025(1)				Non-equity incentive plan
Named Executive Officer	Options(2) ($)	DSUs(3) ($)	Restricted Shares(4) ($)	Escrowed Shares ($)	compensation – Value earned during the year ($)
Sachin Shah	—	456,227	—	9,270,077	900,000
Lorenzo Lorilla	138,435	—	129,954	—	700,000
Thomas Corbett	103,216	—	186,901	—	447,451
Paul Forestell	59,622	—	56,281	—	411,655
Michael McRaith	39,419	—	157,260	—	700,000

(1)	All values are calculated using the closing price of a BN Class A Share or a BWS Class A Share, as applicable, on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2025 of C$1.00 = US$0.7286. The value of the escrowed shares is equal to the value of the BN Class A Shares held by the escrow company less the net liabilities and preferred share obligations of the escrow company.

(2)	Values represent the amount by which the value of BN Class A Shares exceeded the exercise price on the day the options vested.

(3)	Values in this column represent the value of Brookfield Corporation DSUs vested in 2025, including DSUs awarded on February 24, 2025 in lieu of the cash bonus related to performance in 2024.

(4)	Values in this column represent the value of restricted shares vested in 2025, including restricted shares awarded in lieu of the cash bonus related to performance in 2024.

Pension and Retirement Benefits

The NEOs based in Canada receive an annual contribution to their registered retirement savings plans equal to 6% of their base salary, subject to an annual RRSP contribution limit established by the CRA. The NEOs based in the United States are eligible to participate in the Company’s 401(k) Savings Plan and receive a dollar-for-dollar matching contribution on up to 5% of their eligible compensation, subject to annual IRS limits. Our NEOs do not participate in any other registered defined benefit or defined contribution plans or any other post-retirement supplementary compensation plans.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and our company or Brookfield Corporation. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with our company or Brookfield Corporation.

The following table provides a summary of the termination provisions in Brookfield Corporation’s long-term incentive plans, the BWS Escrowed Stock Plan and the BWS Restricted Stock Plan. No incremental entitlements are triggered by termination, resignation, retirement or a change in control. Any exceptions to these provisions are approved on an individual basis at the time of cessation of employment. Exceptions are approved by the chair of Brookfield Corporation’s compensation committee or its board of directors, depending on the circumstances, in respect of Brookfield Corporation’s long-term incentive plans or by the Compensation Committee or the Board, depending on the circumstances, in respect of the BWS Escrowed Stock Plan and the BWS Restricted Stock Plan.

Termination Event	DSUs	Options	Restricted Shares / Escrowed Shares
Retirement (as determined at the discretion of applicable board of directors)	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Vesting ceases on retirement. Vested options are exercisable until their expiration date. Unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination Without Cause	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all unvested options are cancelled and vested options continue to be exercisable for 60 days(1) from the termination date, after which unexercised options are cancelled immediately.	Vested shares are redeemable on the day employment terminates, subject to the hold period. Unvested shares are forfeited.
Termination With Cause	Upon date of termination, all unvested and vested units are forfeited, with the exception of DSUs awarded as a result of a participant’s election to take their annual bonus in the form of DSUs.	Upon date of termination, all vested and unvested options are cancelled.	Upon date of termination, all vested and unvested shares are forfeited.
Resignation	Vested units are redeemable on the day employment terminates. Unvested units are forfeited.	Upon date of termination, all vested and unvested options are cancelled.	Vested shares are redeemable on the day employment terminates, and remain subject to the hold period. Unvested shares are forfeited.
Death	Vested units are redeemable on the date of death. Unvested units are forfeited.	Options continue to vest and are exercisable for six months following date of death(1) after which all unexercised options are cancelled immediately.	Vested shares are redeemable on the date of death, and remain subject to the hold period. Unvested shares are forfeited.

(1)	Up to but not beyond the expiry date of options.

Part Eight – Other Information

Indebtedness of Directors, Officers and Employees

To the knowledge of our company, no current or former director, officer or employee of our company, nor any associate or affiliate of any of them, is or was indebted to our company at any time since its formation.

As at the date of this Circular, none of the directors, officers, employees and former directors, officers and employees of the company or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to the company or to another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by the company or any of their respective subsidiaries. There is no indebtedness to the company by current and former directors, officers or employees of the company or any of their respective subsidiaries, nor any of their associates, in connection with the purchase of securities of the company.

Audit Committee

The Audit Committee is responsible for monitoring our company’s systems and procedures for financial reporting and associated internal controls, and the performance of our company’s external and internal auditors. It is responsible for reviewing certain public disclosure documents before their approval by our full Board and release to the public, such as our company’s quarterly and annual financial statements and management’s discussion and analysis. The Audit Committee is also responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the Audit Committee’s Audit Policy. The Audit Committee will meet regularly in private sessions with our company’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under Canadian and U.S. securities laws, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from our company. Further, the Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of our company to our Board for a determination as to whether this association affects the independent status of the director.

Additional Information

Our company is subject to the information filing requirements of the U.S. Exchange Act, and accordingly we are required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we file annual reports on Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC. The address of the SEC internet site is www.sec.gov.

Our website is at bnt.brookfield.com. In addition, our company is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents may be obtained on request without charge from our Corporate Secretary by mail at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke, Bermuda HM08, by telephone at 441-294-3316, or by email at bnt.enquiries@brookfield.com.

Other Business

The company knows of no other matter to come before the meeting other than the matters referred to in the Notice of Annual General and Special Meeting of Shareholders dated June 5, 2026.

Directors’ Approval

The contents and posting of this Circular have been approved by the directors of the company.

By Order of the Board

“William Cox”

William Cox

Lead Independent Director

June 5, 2026

Appendix “A”
Annual Resolutions to be Approved at the Meeting

Return of Capital Resolutions

NOTED THAT as of May 28, 2026:

(a)	the authorized share capital of the company is C$27,500,000,000 and $77,467,317,100, and the amount of authorized share capital at such date that consisted of the BWS Class A Shares and BWS Class B Shares was:

1,500,000,000 BWS Class A Shares of par value $21.756 each; and

750,000 BWS Class B Shares of par value $21.756 each;

(b)	the issued share capital of the company is $1,719,403,828.28 and the amount of issued share capital at such date that consisted of the BWS Class A Shares and BWS Class B Shares was:

65,327,130 BWS Class A Shares of par value $21.756 each; and

36,000 BWS Class B Shares of par value $21.756 each.

BE IT RESOLVED:

1.	THAT on the recommendation of the board (the “Board”) of directors (each a “Director”, and collectively, the “Directors”) of Brookfield Wealth Solutions Ltd. (the “company”), the company will make four quarterly returns of capital (each, a “Quarterly Capital Return” and together the “Quarterly Capital Returns”) to the holders on each Record Date (as defined below) of the company’s class A exchangeable limited voting shares (the “BWS Class A Shares”) and the class B limited voting shares (the “BWS Class B Shares”), effective on or about each of September 29, 2026, December 31, 2026, March 31, 2027, and June 30, 2027, or in each case, as otherwise determined by the Board in the following manner:

(a)	in the case of the BWS Class A Shares, a Quarterly Capital Return up to the aggregate amount of $15,000,000 (plus any unreduced capital from prior quarters covered by these resolutions) (the “Class A Capital Return”), with such precise amount to be determined by the Board; and

(b)	in the case of the BWS Class B Shares, a Quarterly Capital Return up to the aggregate amount of $10,000 (plus any unreduced capital from prior quarters covered by these resolutions) (the “Class B Capital Return”), with such precise amount to be determined by the Board.

2.	AND THAT each Quarterly Capital Return will be effected by way of a reduction to the authorized and issued share capital of the company, pursuant to which effective on or about each of September 29, 2026, December 31, 2026, March 31, 2027, and June 30, 2027, or in each case, as otherwise determined by the Board:

(a)	the par value of each BWS Class A Share will be reduced by up to the Class A Capital Return divided by the number of BWS Class A Shares then issued and outstanding, with the precise amount to be determined by the Board; and

(b)	the par value of each BWS Class B Share will be reduced by up to the Class B Capital Return divided by the number of BWS Class B Shares then issued and outstanding, with the precise amount to be determined by the Board.

3.	AND THAT the completion of each Quarterly Capital Return will be contingent on receipt by the Board of a confirmation by the chief financial officer of the company that the company will be able to pay its liabilities as they become due on and after each Quarterly Capital Return and corresponding reduction to the authorized share capital;

4.	AND THAT the Board be and is hereby authorized to set a record date (each, a “Record Date”) for each Quarterly Capital Return;

5.	AND THAT the Board be and is hereby authorized to effect the Quarterly Capital Returns and to determine as it thinks expedient any and all matters in connection therewith including any determination to be made for or on behalf of the company pursuant to section 46 of the Companies Act 1981 of Bermuda and any other such matter not specifically resolved herein;

6.	AND THAT if there are no class A-1 exchangeable shares in issue on any Record Date, the par value of each class A-1 exchangeable share shall be reduced by an amount equal to the reduction amount of the par value of each BWS Class A Share at each such Quarterly Capital Return in order to ensure that, at all times, the par value of the class A-1 exchangeable shares is equal to the par value of the BWS Class A Shares; and

7.	AND THAT the Board be and is hereby authorized and empowered, if they decide not to proceed with the matters approved in the aforementioned resolutions not to do so without further notice to or approval of the company’s shareholders.

Appendix “B”
Transaction Supplement

JOINT SUPPLEMENT

TO

MANAGEMENT INFORMATION CIRCULAR OF BROOKFIELD CORPORATION

AND

MANAGEMENT INFORMATION CIRCULAR OF BROOKFIELD WEALTH SOLUTIONS LTD.

WITH RESPECT TO A PROPOSED TRANSACTION INVOLVING

BROOKFIELD CORPORATION, BROOKFIELD WEALTH SOLUTIONS LTD. AND BROOKFIELD CORPORATION LTD.

JUNE 5, 2026

Each Board recommends that you vote FOR the Transaction

These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

INFORMATION FOR ALL SECURITYHOLDERS	5
NOTICE TO SECURITYHOLDERS NOT RESIDENT IN CANADA	5
NOTICE TO SECURITYHOLDERS IN THE UNITED STATES	6
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	8
SUMMARY	18
THE TRANSACTION	26
Background to the Transaction	26
Details of the Transaction	29
Reasons for the Transaction	29
Recommendations of the Boards	31
Fairness Opinion	31
Transaction Agreement	32
BWS Bye-Law Amendments	33
Plan of Arrangement	34
Exchange Mechanics and Letter of Transmittal and Election Form	40
Guarantees	41
Intention of Directors and Officers	41
Intention of the BAM Partners Trust, BNT Partners Trust and BN	41
Expenses of the Transaction	41
BN DISSENT RIGHTS	42
CERTAIN LEGAL AND REGULATORY MATTERS	45
Completion of the Transaction	45
Timing	45
BN Shareholder Approval	45
BWS Shareholder Approval	46
Court Approval	47
Stock Exchange Listing	47
Canadian Securities Law Matters	48
United States Securities Law Matters	50
INFORMATION CONCERNING NEW BN	52
Corporate Structure	52
Description of the Business	53
Financial Information	53
Directors and Executive Officers	54
Distribution Policy	54
Share Capital	54
Description of Class A Shares and Class B Shares	54
Description of Class E Share	56
Prior Sales	56
Listing and Trading of Class A Shares	57
Principal Securityholders	57
Executive Compensation	58
Board Committees	58
Auditors, Transfer Agent and Registrar	60
INFORMATION CONCERNING NEW BNC	61

Board of Directors	61
Share Capital	61
Description of Exchangeable Shares	61
Voting Trust Agreement	70
INFORMATION CONCERNING BN	72
Overview	72
Price Range and Trading Volume	72
Dividend Policy	73
Information Concerning BN Post-Transaction	74
Documents Incorporated by Reference	74
INFORMATION CONCERNING BWS	76
Overview	76
Price Range and Trading Volume	76
Distribution Policy	77
Information Concerning BWS Post-Transaction	78
Additional Information	78
NEW BN INCENTIVE PLANS RESOLUTIONS	79
New BN Share Option Plan	79
New BN Escrowed Stock Plan	81
New BNC Escrowed Stock Plan	84
New BNC Share Option Plan	86
COMPARISON OF RIGHTS OF SHAREHOLDERS THAT BECOME HOLDERS OF CLASS A SHARES	89
ELIGIBILITY FOR INVESTMENT	103
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	104
Holders Resident in Canada	104
Holders Not Resident in Canada	111
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	113
Tax Consequences of the Transaction	115
Consequences to U.S. Holders	115
Information Reporting and Backup Withholding	119
Foreign Financial Asset Reporting	119
RISK FACTORS	120
Risks Relating to the Transaction	120
Risks Relating to New BN	121
Risks Relating to the Class A Shares and the Exchangeable Shares	122
Risks Relating to Taxation	126
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	128
INTEREST OF EXPERTS	128
CONSENTS	129
Appendix A – Glossary	A-1
Appendix B – BN Resolutions	B-1
Appendix C – BWS Resolutions	C-1
Appendix D – New BN Share Option Plan Resolution	D-1
Appendix E – New BN Escrowed Stock Plan Resolution	E-1
Appendix F – New BNC Escrowed Stock Plan Resolution	F-1
Appendix G – New BNC Share Option Plan Resolution	G-1

INFORMATION FOR ALL SECURITYHOLDERS

This transaction supplement (the “Transaction Supplement”) is delivered in connection with the solicitation of proxies by and on behalf of the management of our combined group for use at the Meetings and any adjournment or postponement thereof for the purposes set forth in the accompanying Notices of Meeting.

Information contained in this Transaction Supplement is given as at May 28, 2026, except as otherwise noted. All dollar values ($) in this Transaction Supplement are in U.S. dollars, except as otherwise noted.

No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meetings other than those contained, or incorporated by reference, in this Transaction Supplement and, if given or made, any such information or representation must not be relied upon as having been authorized.

This Transaction Supplement does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Transaction Supplement nor any distribution of the securities referred to in this Transaction Supplement will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Transaction Supplement.

All capitalized terms used in this Transaction Supplement, including the Appendices hereto, but not otherwise defined have the meanings set forth in the Glossary attached as Appendix A. Unless the context requires otherwise, prior to completion of the Transaction, the terms “we”, “us”, “our”, “our combined group” refer to Brookfield Corporation together with all of its subsidiaries and including Brookfield Wealth Solutions Ltd. and Brookfield Asset Management Ltd.

Descriptions in this Transaction Supplement of the terms of the Transaction Agreement, the Plan of Arrangement, the BWS Bye-Law Amendments, the Fairness Opinion and the Interim Order are summaries of the terms of those documents and are qualified in their entirety by reference to the full text of such documents. The Transaction Agreement is available on BN’s and BWS’s SEDAR+ profiles at www.sedarplus.ca and on BN’s and BWS’s EDGAR profiles at www.sec.gov/edgar and copies of the Transaction Agreement, the Interim Order and the Fairness Opinion are attached hereto as Appendix H, Appendix J and Appendix K, respectively. You are urged to carefully read the full text of these documents.

This Transaction Supplement and the transactions contemplated in connection with the Transaction including the securities to be issued pursuant to the Transaction, have not been approved or disapproved by any securities regulatory authority in Canada, the United States or any other jurisdiction, including the SEC, nor has any securities regulatory authority in Canada, the United States or any other jurisdiction, including the SEC, passed upon the merits or fairness of such transactions or upon the accuracy or adequacy of this Transaction Supplement. Any representation to the contrary is a criminal offence.

NOTICE TO SECURITYHOLDERS NOT RESIDENT IN CANADA

BN is a corporation existing under Ontario law. BWS and New BN are exempted companies existing under Bermuda law. This solicitation of proxies involves securities of Canadian reporting issuers and is being effected in accordance with applicable corporate laws and securities laws in Canada. Shareholders should be aware that the requirements applicable to our combined group under Canadian laws may differ from the requirements under corporate laws and securities laws relating to corporations in other jurisdictions.

This Transaction Supplement has been prepared in accordance with the disclosure requirements in effect in Canada, which differ from the disclosure requirements in effect in any other jurisdiction. Shareholders who are foreign taxpayers should be aware that the Transaction may have tax consequences both in Canada and such foreign jurisdiction. Except for certain Canadian and U.S. federal income tax consequences described in “Certain Canadian

Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”, the consequences for such shareholders are not described in this Transaction Supplement and such shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in this Transaction Supplement.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

THE TRANSACTION AND THE CLASS A SHARES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, THE SECURITIES REGULATORY AUTHORITY IN ANY STATE IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAS THE SEC, THE SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY PASSED ON THE FAIRNESS OR MERITS OF THE TRANSACTION OR THE ADEQUACY OR ACCURACY OF THIS TRANSACTION SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY MAY BE A CRIMINAL OFFENCE.

The solicitation of proxies hereby is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by a “foreign private issuer” under the U.S. Exchange Act. Accordingly, the solicitation of proxies is being made by or on behalf of BN and BWS in accordance with applicable corporate and securities laws, and this Transaction Supplement has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations.

The 3(a)(10) Securities to be issued pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption afforded by Section 3(a)(10) of the U.S. Securities Act and in compliance with the U.S. Securities Laws of each state of the United States in which the holders reside. See “Certain Legal and Regulatory Matters—United States Securities Laws Matters”.

Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities which have been approved by a court of competent jurisdiction, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction and at which all persons to whom it is proposed the securities will be issued shall have the right to appear. The Court issued the Interim Order on May 29, 2026 and, subject to the approval of the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution by the BN Shareholders and of the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution by BWS Shareholders, a hearing for a Final Order approving the Arrangement is expected to take place on or about July 21, 2026 at the Court at 330 University Avenue, Toronto, Ontario, M5G 1R7 or as soon thereafter as is reasonably practicable. All BN Shareholders and BWS Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. See “Certain Legal and Regulatory Matters—Court Approval”.

The enforcement by shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that the parties to the Transaction are organized under the laws of jurisdictions other than the United States, that some or all of their officers and directors are residents of countries other than the United States, and that some or all of the experts named in this Transaction Supplement may be residents of countries other than the United States. As a result, it may be difficult or impossible for shareholders to effect service of process within the United States upon the parties to the Transaction, their respective officers and directors or the experts named herein, or to realize against them upon judgments of United States courts predicated upon civil liabilities under U.S. Securities Laws. In addition, shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws.

Shareholders who are U.S. taxpayers should be aware that the Transaction described in this Transaction Supplement may have tax consequences both in Canada and in the United States which are not described fully herein. Shareholders are urged to consult their tax advisors regarding the U.S. federal and Canadian income tax consequences of the Arrangement. See “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders” for certain information concerning the tax consequences of the Transaction for shareholders who are U.S. taxpayers.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following addresses briefly certain questions you may have regarding the Transaction. The below information is only a summary of certain information contained elsewhere in this Transaction Supplement and is qualified in its entirety by the more detailed information and financial data and statements contained in or referred to elsewhere in this Transaction Supplement, including the Appendices and documents that are incorporated by reference herein, all of which are important and should be reviewed carefully.

Questions	Answers

Why have I received this package of information?	On May 26, 2026, BN, BWS and New BN entered into the Transaction Agreement pursuant to which, among other things, the parties agreed to implement the Transaction by way of a plan of arrangement, including through certain amendments to the BWS Bye-Laws that are necessary to implement the Plan of Arrangement and effect the Transaction. The Transaction is subject to, among other things, obtaining the BN Shareholder Approval and the BWS Shareholder Approval.

As a BN Shareholder or BWS Shareholder of record as of the close of business on the Record Date, you are entitled to receive notice of and vote at the applicable Meeting or any adjournment or postponement thereof, even if you have since that date disposed of your BN Shares or BWS Shares. We are soliciting your proxy, or vote, and providing this Transaction Supplement in connection with such solicitation.

Why are BN and BWS pursuing the Transaction?	BN and BWS are pursuing the Transaction to further simplify the corporate structure and fully integrate the businesses, which we believe will enhance long-term value for shareholders.

We believe that to keep growing and maximize returns, while maintaining a low risk profile, combining BN and BWS is optimal. With direct access to BN’s permanent capital base – approximately $145 billion of incremental cash, equities, real estate and other investments – our insurance operations will be afforded enhanced capital efficiency and flexibility, enabling us to optimize our capital structure to support the continued expansion of the business over the long term. Simply stated, few other insurance businesses in the world have access to this scale of excess capital to add to their equity base. This will enable us to grow more, or reduce our risk.

The Transaction builds on the various measures pursued over the last 18 months to streamline the corporate structures across Brookfield, including the successful combination earlier this year of Brookfield Business Partners L.P. and its paired entity, Brookfield Business Corporation, into one publicly traded Canadian corporation listed on the TSX and NYSE, BBUC. Strong shareholder support and a positive market response to this BBUC combination reinforced our view that one entity both maximizes index inclusion and results in simpler, more streamlined ownership structures.

Following the success of BBUC, our infrastructure and energy paired companies recently announced that they too are reviewing their corporate structures with the goal of exploring whether one combined security for each entity will improve accessibility and liquidity, while retaining their structures’ current key benefits.

Questions	Answers

The Transaction will mark the next evolution of the business as a fully integrated insurance and investment organization and is expected to position the integrated business to drive long-term value and benefits for all shareholders, including through:

	•	opening up a path to broader global index inclusion;

	•	a streamlined corporate structure enhancing our insurance business’ access to the full capital base of Brookfield, enabling BWS to operate with industry-low operating leverage, and further de-risking the growth profile and operations of the combined businesses;

	•	a single listed security reflecting the full value of the integrated businesses and, for the shareholders of BWS, easier access to a security with improved trading liquidity;

	•	the potential for U.S. and Canadian-resident BN Class A Shareholders to receive distributions by way of a reduction of capital;

	•	streamlined financial and tax reporting;

	•	having no impact on the current credit rating or debt capacity of BN and New BN being expected to have the same credit rating as BN post-closing;

	•	a robust and transparent corporate governance structure;

	•	expected tax deferral on the Transaction for each BWS Class A Shareholder that is a U.S.-resident holder or a Canadian-resident holder; and

	•	expected tax deferral on the Transaction for each BN Class A Shareholder that is a U.S.-resident holder, an electing Eligible Canadian Holder or an electing Eligible U.K. Holder.

See “The Transaction—Background to the Transaction” and “The Transaction—Reasons for the Transaction”. For additional information regarding BN and BWS, see “Information Concerning BN” and “Information Concerning BWS”, respectively.

What are shareholders being asked to vote on at the Meetings?	At the BN Meeting, BN Shareholders are being asked to consider and, if thought advisable, pass the BN Resolutions approving the Transaction.

At the BWS Meeting, BWS Shareholders are being asked to consider and, if thought advisable, pass the BWS Resolutions approving the Transaction.

If the BN Resolutions and BWS Resolutions are passed, the BN Class A Shareholders, the BN Class B Shareholder, the BWS Class A Shareholders and the BWS Class B Shareholder will be asked to consider and, if thought advisable, pass the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution. The matters to be approved at the Meetings are conditional upon each other and BN, BWS and New BN will not proceed with the Transaction unless the BN Shareholders and the BWS Shareholders have approved all matters to be voted on at the Meetings relating to the Transaction.

BWS Shareholders are also being asked to approve the BWS Bye-Law Amendments, which are required to facilitate the Transaction.

Questions	Answers

See “The Transaction—Details of the Transaction” for additional information on the proposed terms of the Transaction.

What other effects will the Transaction have?	If the BN Resolutions, the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution are approved, and subject to satisfaction of other conditions, BN, BWS and New BN will implement the Transaction, pursuant to which, among other things:

	•	BN Class A Shareholders, other than electing Eligible Canadian Holders, will receive one Class A Share for each BN Class A Share held.

	•	Electing Eligible Canadian Holders will receive Exchangeable Shares, or a combination of Exchangeable Shares and Class A Shares, in the amounts elected by such Eligible Canadian Holders.

	•	BWS Class A Shareholders will receive one Class A Share for each BWS Class A Share held.

	•	The BWS Class B Shareholder will receive one Class B Share for each BWS Class B Share held.

	•	Subject to TSX and NYSE approval, the Class A Shares will be listed on the TSX and NYSE and trade under the symbol “BN” and the Exchangeable Shares will be listed on the TSX and trade under the symbol “BNCC”.

	•	The BN Class A Shares and BWS Class A Shares will be delisted from the TSX and NYSE and BWS will cease to be required to file periodic reports in Canada and with the SEC. The BN Preferred Shares will continue to be listed on the TSX and remain outstanding immediately following the closing of the Transaction and remain entitled to the same dividends and other preferences and privileges that they currently have.

	•	BWS will be an indirect subsidiary of New BN, and all of the outstanding BN Class A Shares will be indirectly owned by New BN. BAM Partners Trust will continue to own all the outstanding BN Class B Shares.

How do the Boards recommend I vote?	Each of the Boards reviewed and considered, among other factors, the terms of the Transaction and the Fairness Opinion. Following this process, each of the Boards unanimously determined that the Transaction is in the best interests of BN and BWS, respectively, and each unanimously resolved to approve the Transaction and recommend that BN Shareholders and BWS Shareholders vote in favor of the resolutions approving the Transaction.

The Boards recommend that you vote FOR the resolutions approving the Transaction.

Why should I vote in favor of the Transaction?	In reaching their conclusion that the Transaction is in the best interests of each of BN and BWS, respectively, the Boards reviewed and considered, among other factors, the terms of the Transaction and the Fairness Opinion. In the course of their evaluations, the Boards considered, among other things, the following factors:

	•	Corporate Structure. The simplified corporate structure will establish New BN as a leading global investment firm focused on building long-term wealth for institutions and individuals around the world while utilizing the asset base of the integrated organization and allowing BWS

Questions	Answers

to operate with industry-low operating leverage, and further de-risking the growth profile and operations of the combined business. The Transaction will provide BWS Class A Shareholders access to a security with improved trading liquidity and will provide BN Class A Shareholders and BWS Class A Shareholders access to one listed security that will reflect the full value of all the underlying businesses and will reduce the costs of maintaining two separate publicly traded entities.

	•	Day-to-Day Operations. There will be no change to the day-to-day operations of BN, BWS, or the businesses owned by each of them, as a result of the Transaction. Each of BN and BWS will maintain its existing domicile and governance structures, with each entity’s board of directors including independent members. Canada will continue to be the headquarters of BN and Bermuda will continue to be the headquarters of BWS. New BN will reflect the globally diversified nature of Brookfield’s business, with operations in more than 30 countries. Over the past five years, our insurance business has worked with insurance regulatory authorities across multiple jurisdictions, including within the most sophisticated insurance markets globally, and has developed expertise and a reputation for operating excellence and adherence with industry best practices within these markets. To both preserve and continue building upon this foundation, New BN will be formed in BWS’s current domicile, one of the leading global hubs for the insurance industry, which is also a domicile of convenience for U.S. index inclusion purposes. These two factors should accrue to the benefit of all shareholders over the longer term. New BN will operate as a leading global investment firm focused on building long-term wealth for institutions and individuals around the world and will, through its interests in BN and BWS, continue to invest across our three core businesses: Wealth Solutions, Asset Management and Operating Businesses. New BN will remain focused on delivering 15%+ annualized returns to shareholders over the long term, driven by our disciplined investment approach and deep operational expertise.

	•	Fairness Opinion. KPMG has provided the Fairness Opinion to the Boards, concluding that, as at May 26, 2026, and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders.

	•	Tax-Deferral. The exchange of BN Class A Shares for Class A Shares and/or Exchangeable Shares, as the case may be, through the Transaction is expected to be tax-deferred for each BN Class A Shareholder that is a U.S. Holder, electing Eligible U.K. Holder, or electing Eligible Canadian Holder. The exchange of BWS Class A Shares for Class A Shares through the Transaction is expected to be tax-deferred for each BWS Class A Shareholder that is a U.S. Holder, a resident of Canada for tax purposes, or a resident of the U.K. for tax purposes.

	•	Distributions. Distributions on the Class A Shares are expected to be made by way of reductions of share capital, akin to the distributions paid on the BWS Class A Shares today. The Transaction is expected to provide Canadian and U.S. investors of BN with the opportunity to receive

Questions	Answers

distributions by way of reductions of share capital instead of taxable dividends, and the non-Canadian investors of BN will have the ability to receive distributions without the imposition of withholding tax. There will be no change for BWS Class A Shareholders, who will continue to receive distributions by way of reductions of share capital.

• Financial Reporting. We expect the Transaction to streamline financial reporting and reduce costs associated with separate financial reporting for two publicly traded companies. Following the completion of the Transaction, it is expected that the New BN financial statements will be reported in accordance with U.S. GAAP and reflect the results of operations and financial position of the businesses of BN and BWS on a consolidated basis.

• Governance. The Transaction will establish a robust governance framework that promotes transparency and effective oversight of the combined business overseen by a majority independent board of directors at New BN and a majority independent board of directors at BWS who will remain responsible for overseeing the Wealth Solutions business.

• Credit Ratings. The Transaction is not expected to impact the current credit rating or debt capacity of BN and New BN is expected to have the same credit rating as BN post-closing.

• Index Inclusion. The Transaction is expected to open up a path to broader global index inclusion.

See “The Transaction—Background to the Transaction” and “The Transaction—Reasons for the Transaction”.

Am I entitled to Dissent Rights?	Only Registered BN Shareholders may exercise Dissent Rights. BN Class A Shareholders that are not Registered BN Shareholders and BWS Class A Shareholders do not have Dissent Rights in respect of the Transaction.

Registered BN Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their BN Class A Shares determined as of the close of business on the day before the BN Resolutions are adopted. This amount may be the same as, more than, or less than the consideration payable under the Transaction or the trading price of the BN Class A Shares on the TSX or the NYSE on such date.

Any Registered BN Shareholders who have duly exercised their Dissent Rights and, following the dissent process under the OBCA, are ultimately entitled to be paid fair value for their BN Class A Shares, will be paid the fair value of such BN Class A Shares and will not receive Class A Shares and/or Exchangeable Shares.

If you wish to exercise Dissent Rights, you should review the requirements summarized in this Transaction Supplement carefully and consult with your legal advisor. See “BN Dissent Rights”.

The Transaction Agreement provides that the Transaction is not required to be completed if BN Class A Shareholders holding more than 5% of the outstanding BN Class A Shares in the aggregate validly exercise their Dissent Rights.

Questions	Answers

Can I elect the form of consideration?	Yes, but only if you are an Eligible Canadian Holder. Eligible Canadian Holders may elect to receive Exchangeable Shares, or a combination of Exchangeable Shares and Class A Shares. To make a valid election for Exchangeable Shares, registered Eligible Canadian Holders must properly complete and duly execute the Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, and deposit them with the Depositary prior to the Election Deadline. The election procedure, including the form of Letter of Transmittal and Election Form and any required documentation, is described under “The Transaction—Exchange Mechanics and Letter of Transmittal and Election Form” and is further described in the Letter of Transmittal and Election Form. If you are a Non-Registered BN Shareholder, you must provide election instructions to your Intermediary by its deadline in order to permit your Intermediary to make an election on your behalf prior to the Election Deadline. Eligible Canadian Holders who do not make a proper election by the Election Deadline will receive Class A Shares in exchange for their BN Class A Shares. If you are not an Eligible Canadian Holder, you will not be able to elect to receive Exchangeable Shares. If you have questions about whether you qualify as an Eligible Canadian Holder, you should, and are encouraged to, contact your own legal, tax, financial or other professional advisors. If you have questions about making a valid election for Exchangeable Shares, contact the Depositary.

Electing Eligible Canadian Holders wishing to defer tax on the disposition of their BN Class A Shares must also make a valid submission on the Tax Election Portal by the Tax Election Portal Closing Date and file the Tax Election forms with the relevant governmental authorities.

See “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BN Class A Shares—Exchange of BN Class A Shares for Exchangeable Shares”.

When is the Transaction expected to be completed?	If all conditions are met, it is anticipated that the Transaction will be completed on or about year-end 2026.

If the Transaction is completed, when can I expect to receive my Consideration?	The Transaction will generally result in the replacement of the existing holdings of BN Class A Shares and BWS Class A Shares with holdings of Class A Shares and/or Exchangeable Shares. Non-Registered BN Shareholders and Non-Registered BWS Shareholders should contact their Intermediary to determine how soon following the completion of the Transaction they can expect to see their Consideration reflected in their brokerage or other accounts.

Certificates and DRS statements representing Class A Shares will be made available to Registered BN Shareholders and Registered BWS Shareholders on request as soon as practicable after the Transaction becomes effective. Certificates and DRS statements representing the Exchangeable Shares will be made available to Registered BN Shareholders who are Eligible Canadian Holders that deposit with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such BN Class A Shareholder’s election to receive Exchangeable Shares as soon as practicable after the Transaction becomes effective.

See “The Transaction—Exchange Mechanics and Letter of Transmittal and Election Form”.

Questions	Answers

What will happen to the listings of the BN Class A Shares, BN Preferred Shares and the BWS Class A Shares?	In connection with the Transaction, subject to TSX and NYSE approval, the BN Class A Shares and BWS Class A Shares will be delisted from the TSX and NYSE. The BN Preferred Shares will continue to be listed on the TSX and remain outstanding immediately following the closing of the Transaction and remain entitled to the same dividends and other preferences and privileges that they currently have.

See “Certain Legal and Regulatory Matters—Canadian Securities Law Matters” and “—United States Securities Law Matters”.

What will happen to my equity incentive awards at BWS and/or BN?	Prior to completion of the Transaction, New BN is expected to adopt an escrowed stock plan, a management share option plan, a global management share option plan, a deferred share unit plan and a restricted stock plan. New BNC is expected to adopt a restricted stock plan, a management share option plan and an escrowed stock plan. The new long-term incentive plans will have terms that are substantially similar to the existing long-term incentive plans of BWS and BN, as the case may be.

Pursuant to the Transaction, outstanding equity incentive awards at BWS and BN will be exchanged or replaced with awards under the applicable new long-term incentive plans such that the equity incentive awards are tied to the value of the Class A Shares going forward.

What will happen if the Transaction is not approved or completed?	If the Transaction is not approved or completed for any reason, the Transaction Agreement will be terminated. In this scenario, we expect that BN and BWS will continue to operate in the ordinary course. For more information, see “Risk Factors—Risks Relating to the Transaction”.

New BN following the Transaction

What will be the capital structure of New BN after completion of the Transaction?	New BN will be authorized to issue five (5) classes of shares: (i) Class A Shares; (ii) Class B Shares; (iii) one (1) Class E Share; (iv) class A senior preferred shares, issuable in series; and (v) class A junior preferred shares, issuable in series. The Class A Shares and Class B Shares will have terms substantially equivalent to the current terms of the BN Class A Shares and BN Class B Shares, respectively (with any necessary changes to reflect New BN’s incorporation and residency in Bermuda). The Class E Share will generally enable holders of Exchangeable Shares to vote together with the holders of Class A Shares. It is not expected that there will be any senior preferred shares or junior preferred shares outstanding upon completion of the Transaction.

New BNC will be authorized to issue, among other classes of shares, an unlimited number of Exchangeable Shares that will be economically equivalent to and exchangeable on a one-for-one basis for Class A Shares. Holders of Exchangeable Shares will be represented at New BN through the Class E Share and will generally vote together with the holders of Class A Shares.

See “The Transaction—Background to the Transaction”, “Information Concerning New BN—Share Capital”, “Information Concerning New BNC” and “Description of Exchangeable Shares”.

Questions	Answers

Does New BN intend to pay distributions on the Class A Shares and Exchangeable Shares?	Yes. Following completion of the Transaction, New BN is expected to make a quarterly distribution by way of a reduction of share capital consistent with the quarterly dividend paid on the BN Class A Shares and the distribution paid on the BWS Class A Shares and BWS Class B Shares, which is currently US$0.07 per share.

Following the completion of the Transaction, the New BN Board may, subject to shareholder approval, declare distributions by way of a reduction of its share capital at its discretion. New BN expects to seek shareholder approval annually, but it may not be obtained (or it may be obtained for an amount that is less than the amount of distributions declared between annual shareholder meetings) and, accordingly, there can be no assurance that holders of Class A Shares will receive all distributions by way of a reduction of share capital rather than an ordinary dividend. Further, it may not be possible for New BN to continue making distributions by way of a reduction of share capital in the long term at which point holders of Class A Shares will receive all distributions in the form of an ordinary dividend. Distributions on the Class A Shares and Class B Shares will be subject to the prior rights of the holders of any shares ranking senior to the Class A Shares and Class B Shares.

See “Information Concerning New BN—Distribution Policy” and “Risk Factors”.

Holders of Exchangeable Shares will generally be entitled to receive dividends in the same amount and at the same time as distributions paid to holders of Class A Shares. See “Description of Exchangeable Shares”.

Will there be any significant shareholders of New BN after the Transaction?	Yes. The current BWS Class B Shareholder, BNT Partners Trust (which will be renamed “Brookfield Partners Trust” in connection with the Transaction), will hold 100% of the Class B Shares, which will be entitled as a class to elect one-half of the New BN Board and approve all other matters requiring shareholder approval. In addition, the current and former senior executives and directors of BN, BWS and BAM are expected to own Class A Shares or Exchangeable Shares representing approximately 20% of the issued and outstanding Class A Shares and Exchangeable Shares, which will be substantially the same as their aggregate holdings in BN and BWS immediately prior to the Transaction.

See “Information Concerning New BN—Principal Securityholders”.

Who will be on the board of directors of New BN?	After completion of the Transaction, the New BN Board is expected to be majority independent, and a majority of the members are expected to be existing members of the BN Board.

See “Information Concerning New BN—Directors and Executive Officers”.

Where will I be able to trade the Class A Shares and the Exchangeable Shares?	It is expected that, shortly after the completion of the Transaction, the Class A Shares will commence trading on the NYSE and the TSX under the symbol “BN” and the Exchangeable Shares will commence trading on the TSX under the symbol “BNCC”. The Exchangeable Shares will not be listed on the NYSE.

There is currently no public trading market for Class A Shares or the Exchangeable Shares. Listing of the Class A Shares on the NYSE is subject to New BN fulfilling all of the requirements of the NYSE, and listing of the Class A Shares and the Exchangeable Shares on the TSX is subject to New BN and New BNC fulfilling all of the requirements of the TSX on or before the first trading day of the Class A Shares and Exchangeable Shares.

Questions	Answers

Are there risks associated with owning Class A Shares and Exchangeable Shares?	Yes, like owning BN Class A Shares and BWS Class A Shares, the ownership of Class A Shares and/or Exchangeable Shares is subject to both general and specific risks and uncertainties. For a discussion of factors you should consider in deciding whether to vote in favor of the Transaction and hold Class A Shares and/or Exchangeable Shares, see “Risk Factors”.

Tax Matters

Is the Transaction taxable for Canadian federal income tax purposes?	The exchange of BN Class A Shares for Class A Shares generally will be a taxable disposition for Canadian income tax purposes. A taxable capital gain or allowable capital loss may be recognized by each BN Class A Shareholder that is resident in Canada for purposes of the Tax Act and that receives Class A Shares as consideration for their BN Class A Shares based on their particular circumstances, as described further below in the section titled “Certain Canadian Federal Income Tax Considerations.” BN Class A Shareholders that are Eligible Canadian Holders may elect to receive Exchangeable Shares, or a combination of Exchangeable Shares and Class A Shares, as consideration for their BN Class A Shares pursuant to the Transaction. Generally, an Eligible Canadian Holder who validly makes and files a joint election under section 85 of the Tax Act may obtain a full or partial deferral of any capital gain that would otherwise arise on the disposition of such Eligible Canadian Holder’s BN Class A Shares.

The exchange of BWS Class A Shares for Class A Shares generally will occur on a tax-deferred basis, such that a BWS Class A Shareholder that is resident in Canada for purposes of the Tax Act generally will not realize a capital gain (or capital loss) as a result of the exchange, provided certain other requirements are satisfied, as described further below in the section titled “Certain Canadian Federal Income Tax Considerations.”

Please see “Certain Canadian Federal Income Tax Considerations” for a description of the material Canadian federal income tax considerations of the Transaction to BN Class A Shareholders and BWS Class A Shareholders.

Discussion of Canadian income tax consequences in this Transaction Supplement is not intended to be legal, business or tax advice. BN Class A Shareholders and BWS Class A Shareholders are urged to consult their own legal and tax advisors as to the tax consequences of the Transaction to them with respect to their particular circumstances. The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Class A Shares, depending upon the particular circumstances of an Eligible Canadian Holder. Careful consideration should be given by Eligible Canadian Holders to the tax consequences in determining whether an election should be made to receive Exchangeable Shares in connection with the Transaction. Eligible Canadian Holders wishing to make a section 85 election should consult their own tax advisors.

Questions	Answers

Is the Transaction taxable for United States federal income tax purposes?	In connection with the Transaction, New BN expects to receive the U.S. Tax Opinion, substantially to the effect that, subject to certain facts, assumptions, qualifications, limitations and representations, for U.S. federal income tax purposes, the transfer of BWS Class A Shares, BWS Class B Shares, and BN Class A Shares (the “Contributed Shares”) to New BN (or a subsidiary of New BN that is treated as an entity disregarded as separate from New BN for U.S. federal income tax purposes) in exchange for New BN Shares pursuant to the Transaction, and taken together with certain related transfers and viewed as part of a single integrated transaction, will qualify for nonrecognition treatment under Section 351(a) of the Code.

Accordingly, for U.S. federal income tax purposes, U.S. Holders of the Contributed Shares generally will not recognize any gain or loss upon the exchange of the Contributed Shares to New BN for New BN Shares pursuant to the Transaction. The material U.S. federal income tax consequences of the Transaction are described in further detail under “Certain United States Federal Income Tax Considerations – Tax Consequences of the Transaction.” Information regarding tax matters in this Transaction Supplement does not constitute tax advice.

Each U.S. Holder of Contributed Shares is encouraged to consult its own tax advisor as to the specific consequences of the Arrangement to such holder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax law.

SUMMARY

The following is a summary of certain information contained elsewhere in this Transaction Supplement and is qualified in its entirety by reference to the more detailed information and financial data and statements contained in or referred to elsewhere in this Transaction Supplement, including the Appendices and documents that are incorporated by reference herein.

The Transaction

We established our investment-led insurance business in 2021 by spinning off BWS from BN. In doing so, we used the same pairing structure that we have used for our other listed partnerships, and BWS became a “paired entity” to BN, which enabled it to continue benefiting from BN’s permanent capital base and investing capabilities. Financed with entirely our own capital, we have been building BWS adopting the same patience, discipline and value-oriented approach that has defined our success over many decades. This structure, combined with our proven strategy for scaling businesses, has served BWS very well to date. Over the past five years, our insurance business has accumulated close to $30 billion of capital and utilized that capital to grow its asset base to close to $200 billion while exceeding investment expectations on our invested capital.

At this stage, we believe that to keep growing and maximize returns, while maintaining a low risk profile, combining BN and BWS is optimal. With direct access to BN’s permanent capital base – approximately $145 billion of incremental cash, equities, real estate and other investments – our insurance operations will be afforded enhanced capital efficiency and flexibility, enabling us to optimize our capital structure to support the continued expansion of the business over the long term. Simply stated, few other insurance businesses in the world have access to this scale of excess capital to add to their equity base. This will enable us to grow more, or reduce our risk.

The process of combining the businesses will entail BN folding into the insurance business. The result will be a new parent company, New BN, listed on the TSX and NYSE under the symbol “BN”. New BN will own both present BN and BWS businesses, giving investors direct ownership of the combined business and implementing the optimal ownership structure for the global business going forward. BWS and BN will maintain their existing domicile and governance structures, with each entity’s board of directors including independent members. Moreover, all of BN’s corporate operations, employees and other personnel in Canada will remain unchanged and its business will be conducted in the same manner as prior to the Transaction.

The Transaction will mark the next evolution of the business as a fully integrated insurance and investment organization and is expected to position the integrated business to drive long-term value and benefits for all shareholders.

On May 26, 2026, BN, BWS and New BN executed and delivered the Transaction Agreement. If the Transaction is completed:

•	BN Class A Shareholders other than electing Eligible Canadian Holders will receive one Class A Share for each BN Class A Share held.

•	Electing Eligible Canadian Holders will receive Exchangeable Shares, or a combination of Exchangeable Shares and Class A Shares, in the amounts elected by such Eligible Canadian Holders.

•	BWS Class A Shareholders will receive one Class A Share for each BWS Class A Share held.

•	The BWS Class B Shareholder will receive one Class B Share for each BWS Class B Share held.

•	Subject to TSX and NYSE approval, the Class A Shares will be listed on the TSX and NYSE and trade under the symbol “BN” and the Exchangeable Shares will be listed on the TSX and trade under the symbol “BNCC”.

•	The BN Class A Shares and BWS Class A Shares will be delisted from the TSX and NYSE and BWS will cease to be required to file periodic reports in Canada and with the SEC. In addition, the BN Preferred Shares will continue to be listed on the TSX and remain outstanding immediately following the closing of the Transaction and remain entitled to the same dividends and other preferences and privileges that they currently have.

•	BWS will be an indirect subsidiary of New BN, and all of the outstanding BN Class A Shares will be indirectly owned by New BN. BAM Partners Trust will continue to own the outstanding BN Class B Shares.

See “The Transaction—Transaction Agreement”, “—BWS Bye-Law Amendments” and “—Plan of Arrangement”.

Recommendation of the Boards

The BN Board reviewed and considered, among other factors, the terms of the Transaction and the Fairness Opinion. Following this process, the BN Board unanimously determined that the Transaction is in the best interests of BN and unanimously resolved to approve the Transaction and recommend that BN Shareholders vote in favor of the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution. Accordingly, the BN Board unanimously recommends that BN Shareholders vote FOR the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution.

The BWS Board reviewed and considered, among other factors, the terms of the Transaction and the Fairness Opinion. Following this process, the BWS Board unanimously determined that the Transaction is in the best interests of BWS and unanimously resolved to approve the Transaction and recommend that BWS Shareholders vote in favor of the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution. Accordingly, the BWS Board unanimously recommends that the applicable BWS Shareholders vote FOR the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution.

Reasons for the Recommendation

In reaching their conclusion that the Transaction is in the best interests of each of BN and BWS, respectively, the Boards reviewed and considered, among other factors, the terms of the Transaction and the Fairness Opinion. In the course of their evaluations, the Boards considered, among other things, the following factors:

•	Corporate Structure. The simplified corporate structure will establish New BN as a leading global investment firm focused on building long-term wealth for institutions and individuals around the world while utilizing the asset base of the integrated organization and allowing BWS to operate with industry-low operating leverage, and further de-risking the growth profile and operations of the combined business. The Transaction will provide BWS Class A Shareholders access to a security with improved trading liquidity and will provide BN Class A Shareholders and BWS Class A Shareholders access to one listed security that will reflect the full value of all the underlying businesses and will reduce the costs of maintaining two separate publicly traded entities.

•	Day-to-Day Operations. There will be no change to the day-to-day operations of BN, BWS, or the businesses owned by each of them, as a result of the Transaction. Each of BN and BWS will maintain its existing domicile and governance structures, with each entity’s board of directors including independent members. Canada will continue to be the headquarters of BN and Bermuda will continue to be the headquarters of BWS. New BN will reflect the globally diversified nature of Brookfield’s business, with operations in more than 30 countries. Over the past five years, our insurance business has worked with insurance regulatory authorities across multiple jurisdictions, including within the most sophisticated insurance markets globally, and has developed expertise and a reputation for operating excellence and adherence with industry best practices within these markets. To both preserve and continue building upon this foundation, New BN will be formed in BWS’s current domicile, one of the leading global hubs for the insurance industry, which is also a domicile of convenience for U.S. index inclusion purposes. These two factors should accrue to the benefit of all shareholders over the longer term. New BN will operate as a leading global investment firm focused on building long-term wealth for institutions and individuals around the world and will, through its interests in BN and BWS, continue to invest across our three core businesses: Wealth Solutions, Asset Management and Operating Businesses. New BN will remain focused on delivering 15%+ annualized returns to shareholders over the long term, driven by our disciplined investment approach and deep operational expertise.

•	Fairness Opinion. KPMG has provided the Fairness Opinion to the Boards, concluding that, as at May 26, 2026, and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders.

•	Tax-Deferral. The exchange of BN Class A Shares for Class A Shares and/or Exchangeable Shares, as the case may be, through the Transaction is expected to be tax-deferred for each BN Class A Shareholder that is a U.S. Holder, electing Eligible U.K. Holder, or electing Eligible Canadian Holder. The exchange of BWS Class A Shares for Class A Shares through the Transaction is expected to be tax-deferred for each BWS Class A Shareholder that is a U.S. Holder, a resident of Canada for tax purposes, or a resident of the U.K. for tax purposes.

•	Distributions. Distributions on the Class A Shares are expected to be made by way of reductions of share capital, akin to the distributions paid on the BWS Class A Shares today. The Transaction is expected to provide Canadian and U.S. investors of BN with the opportunity to receive distributions by way of reductions of share capital instead of taxable dividends, and the non-Canadian investors of BN will have the ability to receive distributions without the imposition of withholding tax. There will be no change for BWS Class A Shareholders, who will continue to receive distributions by way of reductions of share capital.

•	Financial Reporting. We expect the Transaction to streamline financial reporting and reduce costs associated with separate financial reporting for two publicly traded companies. Following the completion of the Transaction, it is expected that the New BN financial statements will be reported in accordance with U.S. GAAP and reflect the results of operations and financial position of the businesses of BN and BWS on a consolidated basis.

•	Governance. The Transaction will establish a robust governance framework that promotes transparency and effective oversight of the combined business overseen by a majority independent board of directors at New BN and a majority independent board of directors at BWS who will remain responsible for overseeing the Wealth Solutions business.

•	Credit Ratings. The Transaction is not expected to impact the current credit rating or debt capacity of BN and New BN is expected to have the same credit rating as BN post-closing.

•	Index Inclusion. The Transaction is expected to open up a path to broader global index inclusion.

•	Shareholder and Court Approval. The procedures by which the Transaction will be approved, including approval of BN Shareholders and BWS Shareholders and approval of the Court, offer substantial protection to shareholders. See “Certain Legal and Regulatory Matters—Completion of the Transaction”.

•	Dissent Rights. Registered BN Shareholders have the right to exercise Dissent Rights in connection with the Arrangement, subject to strict compliance with the requirements applicable to the exercise of Dissent Rights. Only Registered BN Shareholders may exercise Dissent Rights. BN Class A Shareholders that are not Registered BN Shareholders and BWS Class A Shareholders do not have Dissent Rights in respect of the Transaction.

The foregoing summary of factors considered by the Boards is not intended to be exhaustive. In reaching the determination to unanimously approve and recommend the Transaction to shareholders and given the variety and complexity of factors considered, the Boards did not assign any relative or specific weight to the factors that were considered. Additionally, individual directors may have given different weights to these factors. Their respective recommendations were made after consideration of all of the above and other factors, the risk factors set out herein, and in light of the directors’ collective knowledge of the business, financial condition and prospects of our combined group.

See “The Transaction—Background to the Transaction”, “The Transaction—Reasons for the Transaction”, “The Transaction—Transaction Agreement”, “The Transaction—BWS Bye-Law Amendments” and “The Transaction—Plan of Arrangement”.

Fairness Opinion

KPMG provided an opinion to the Boards that, as at May 26, 2026 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders.

BWS Bye-Law Amendments

In order to effect the Transaction in respect of the BWS Class A Shares, the BWS Board is proposing to amend the BWS Bye-Laws. The BWS Bye-Law Amendments will become effective at the Effective Time.

See “The Transaction—BWS Bye-Law Amendments”.

Exchange Mechanics and Letter of Transmittal and Election Form

Upon the Transaction becoming effective, the existing certificates and DRS statements representing the BN Class A Shares (other than Elected Shares and Dissenting Shares) and BWS Class A Shares will represent Class A Shares without further action required on the part of holders thereof.

Registered holders of BN Class A Shares that are Eligible Canadian Holders or Eligible U.K. Holders and wish to elect to defer tax on the disposition of their BN Class A Shares will be required to complete a Letter of Transmittal and Election Form. If you are not a registered holder of BN Class A Shares that is an Eligible Canadian Holder or Eligible U.K. Holder that wishes to defer tax on the disposition of your BN Class A Shares, you do not need to complete a Letter of Transmittal and Election Form or take any further steps to receive the Consideration to which you are entitled under the Transaction. Non-registered holders of BN Class A Shares that are Eligible Canadian Holders or Eligible U.K. Holders and wish to defer tax on the disposition of their BN Class A Shares must contact their intermediary for details on how to make the appropriate election.

Eligible Canadian Holders

Eligible Canadian Holders that are registered holders and wish to elect the form of consideration they will receive under the Transaction (i.e., Class A Shares and/or Exchangeable Shares) must properly complete, sign and return the Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, to the Depositary prior to the Election Deadline. Such Eligible Canadian Holders who do not return a Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, to the Depositary prior to the Election Deadline will only be entitled to receive Class A Shares under the Transaction, and will not be entitled to defer tax on the disposition of their BN Class A Shares. The Election Deadline will be the date and time specified in a news release issued by BN prior to the Effective Date and BN will provide at least seven (7) Business Days’ notice of the Election Deadline, subject to any subsequent extension provided at least one (1) Business Day advance notice will be provided by BN.

Electing Eligible Canadian Holders wishing to defer tax on the disposition of their BN Class A Shares must also make a valid submission on the Tax Election Portal by the Tax Election Portal Closing Date and file the Tax Election forms with the relevant governmental authorities (see “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BN Class A Shares—Exchange of BN Class A Shares for Exchangeable Shares”).

Eligible U.K. Holders

Eligible U.K. Holders that are registered holders and wish to defer tax on the disposition of their BN Class A Shares must properly complete, sign and return the Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, to the Depositary prior to the Election Deadline. Such Eligible U.K. Holders who do not return a Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, to the Depositary prior to the Election Deadline will not be entitled to defer tax on the disposition of their BN Class A Shares. The Election Deadline will be the date and time specified in a news release issued by BN prior to the Effective Date and BN will provide at least seven (7) Business Days’ notice of the Election Deadline, subject to any subsequent extension provided at least one (1) Business Day advance notice will be provided by BN.

See “The Transaction—Exchange Mechanics and Letter of Transmittal and Election Form”.

Stock Exchange Listing

It is expected that, shortly after the completion of the Transaction, the Class A Shares will commence trading on the NYSE and the TSX under the symbol “BN” and the Exchangeable Shares will commence trading on the TSX under the symbol “BNCC”. The Exchangeable Shares will not be listed on the NYSE.

There is currently no public trading market for Class A Shares or the Exchangeable Shares. Listing of the Class A Shares on the NYSE is subject to New BN fulfilling all of the requirements of the NYSE, and listing of the Class A Shares and the Exchangeable Shares on the TSX is subject to New BN and New BNC fulfilling all of the requirements of the TSX on or before the first trading day of the Class A Shares and Exchangeable Shares.

Completion of the Transaction

The Transaction Agreement provides for the Transaction to become effective after the Final Order has been granted at any time as we deem appropriate, in our sole discretion, after the conditions precedent contained in the Transaction Agreement have been satisfied or, where legally permissible, waived, as applicable. Subject to satisfaction or waiver of conditions precedent to the Transaction Agreement in accordance with the Transaction Agreement, it is anticipated that the Transaction will be completed on or about year-end 2026.

See “Certain Legal and Regulatory Matters—Completion of the Transaction”.

BN Shareholder Approval

To become effective, the BN Resolutions must be approved by the affirmative vote of: (i) not less than 66⅔% of the votes cast by the BN Class A Shareholders present in person or represented by proxy at the BN Meeting; and (ii) not less than 66⅔% of the votes cast by the BN Class B Shareholder present in person or represented by proxy at the BN Meeting.

If the BN Resolutions are passed, BN Shareholders will be asked to consider and, if thought advisable, pass the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution, which are required by the TSX and are a condition precedent to completion of the Transaction, and which must be approved by (i) a majority (calculated on a combined basis) of the votes cast by the BN Class A Shareholders and BWS Class A Shareholders, and (ii) a majority (calculated on a combined basis) of the votes cast by the BN Class B Shareholder and the BWS Class B Shareholder, in each case, who vote in person or by proxy at the Meetings.

See “Certain Legal and Regulatory Matters—BN Shareholder Approval”.

BWS Shareholder Approval

To become effective, the BWS Resolutions must be approved by: (i) the affirmative vote of a majority of the votes cast by BWS Class A Shareholders as of the close of business on the Record Date; (ii) the affirmative vote of a majority of the votes cast by the BWS Class B Shareholder as of the close of business on the Record Date; and (iii) where applicable, approval of the holders of the BWS Class C Shares as of the close of business on the Record Date.

If the BWS Resolutions are passed, BWS Shareholders will be asked to consider and, if thought advisable, pass the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution, which are required by the TSX and are a condition precedent to completion of the Transaction, and which must be approved by (i) a majority (calculated on a combined basis) of the votes cast by the BN Class A Shareholders and BWS Class A Shareholders, and (ii) a majority (calculated on a combined basis) of the votes cast by the BN Class B Shareholder and the BWS Class B Shareholder, in each case, who vote in person or by proxy at the Meetings.

See “Certain Legal and Regulatory Matters—BWS Shareholder Approval”.

Court Approval

It is a condition of the Transaction Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Transaction Supplement, we obtained the Interim Order, which provides for, among other things, the calling and holding of the BN Meeting.

It is expected that shortly after the Meetings, subject to the approval of the BN Resolutions, the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution at the Meetings, an application will be made for the Court’s final approval of the Arrangement. At the hearing for the Final Order, the Court will determine whether to approve the Arrangement. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court.

The Interim Order sets out how BN Shareholders, BWS Shareholders and other interested parties may participate in the hearing for the Final Order, which has been set for July 21, 2026. Any BN Shareholder, BWS Shareholder or any other interested party who wishes to appear or be represented and to present evidence or arguments at the hearing of the application for the Final Order may do so but must comply with certain procedural requirements described in the Interim Order.

See “Certain Legal and Regulatory Matters—Court Approval”, a copy of the Interim Order attached as Appendix J and a copy of the Notice of Application for the Final Order attached as Appendix L.

Dissent Rights

Only Registered BN Shareholders have Dissent Rights as to the BN Resolutions. BN Class A Shareholders that are not Registered BN Shareholders do not have Dissent Rights in connection with the BN Resolutions. Pursuant to the Interim Order, each Registered BN Shareholder may exercise Dissent Rights under section 185 of the OBCA as modified by the Plan of Arrangement and the Interim Order. Each Dissenting Shareholder is entitled to be paid the fair value (as set out in Article 4 of the Plan of Arrangement) of the holder’s BN Class A Shares, provided that the holder duly dissents to the BN Resolutions and the Arrangement becomes effective. A Non-Registered BN Shareholder who wishes to dissent with respect to its BN Class A Shares should be aware that only Registered BN Shareholders are entitled to exercise Dissent Rights. A Registered BN Shareholder such as an Intermediary who holds BN Class A Shares as nominee for such Non-Registered BN Shareholder, will be entitled to exercise Dissent Rights on behalf of such Non-Registered BN Shareholder with respect to the BN Class A Shares held for such Non-Registered BN Shareholder.

BWS Class A Shareholders do not have Dissent Rights in connection with the BWS Resolutions. However, in accordance with the Bermuda Companies Act, any BWS Class A Shareholders, singly or aggregately holding not less than ten percent of the issued and outstanding BWS Class A Shares, may apply to a court of competent jurisdiction to have the variation of rights contemplated by the BWS Resolutions cancelled.

See “Dissent Rights”. For a description of certain Canadian and U.S. federal income tax considerations related to the exercise of Dissent Rights, please see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

Certain Canadian Federal Income Tax Considerations

BN Class A Shareholders and BWS Class A Shareholders should carefully read the information in this Transaction Supplement under the section titled “Certain Canadian Federal Income Tax Considerations” which qualifies the information set out below and should consult their own tax advisors.

BN Class A Shareholders who are residents of Canada for purposes of the Tax Act (other than Eligible Canadian Holders that make a valid Tax Election as discussed below) generally will dispose of their BN Class A Shares on a taxable basis.

BN Class A Shareholders who are Eligible Canadian Holders may elect to receive Consideration that includes Exchangeable Shares. An Eligible Canadian Holder who elects to receive Exchangeable Shares and who makes and files a valid joint election with New BNC under section 85 of the Tax Act generally may defer all or part of the Canadian income tax on any capital gain that would otherwise arise on the disposition of such Eligible Canadian Holder’s BN Class A Shares under the Transaction, subject to the limitations in the Tax Act (see section titled “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BN Class A Shares—Exchange of BN Class A Shares for Exchangeable Shares”).

BWS Class A Shareholders who are residents of Canada for purposes of the Tax Act generally will dispose of their BWS Class A Shares under a tax-deferred foreign share-for-share exchange under subsection 85.1(5) of the Tax Act, unless: (i) immediately before the exchange, the BWS Class A Shareholder and New BN do not deal at arm’s length, (ii) immediately after the exchange, the BWS Class A Shareholder, persons with whom the BWS Class A Shareholder does not deal at arm’s length, or any combination thereof control New BN, or beneficially own more than 50% of the FMV of the shares of New BN, or (iii) the BWS Class A Shareholder includes any portion of the gain or loss otherwise determined on the disposition of the BWS Class A Shares in computing its income (see section titled “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BWS Class A Shares”).

BN Class A Shareholders and BWS Class A Shareholders that are not residents of Canada for purposes of the Tax Act immediately prior to the time of disposition of their BN Class A Shares and BWS Class A Shares, as the case may be, and whose BN Class A Shares and BWS Class A Shares, as the case may be, are not “taxable Canadian property” for purposes of the Tax Act will generally not be subject to Canadian income tax under the Tax Act on the disposition of their BN Class A Shares and BWS Class A Shares, as the case may be.

Certain United States Federal Income Tax Considerations

Subject to the discussion under “Certain United States Federal Income Tax Considerations,” for U.S. federal income tax purposes, U.S. Holders of the Contributed Shares generally will not recognize any gain or loss on the exchange of such shares for New BN Shares pursuant to the Transaction. Each U.S. Holder of Contributed Shares is encouraged to consult its own tax advisor as to the specific consequences of the Transaction, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax law.

See “Certain United States Federal Income Tax Considerations”.

Risk Factors

BN Shareholders and BWS Shareholders should be aware that there are various risks in connection with the Transaction and the ownership of securities of New BN or New BNC after the Transaction. In deciding whether to approve the BN Resolutions, the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution, the New BNC Share Option Plan Resolution and the other matters, BN Shareholders and BWS Shareholders should carefully consider the risk factors described in the Circular.

See “Risk Factors”.

THE TRANSACTION

Background to the Transaction

The Launch and Growth of Brookfield’s Insurance Business

Five years ago, we established BWS, our investment-led insurance business. From the outset, our objective has been to build a business that serves the interests of policyholders, delivers attractive risk adjusted returns, and generates a durable 15%+ return on our equity through economic cycles.

Our strategy, which remains unchanged, is to source predictable, low-risk liabilities and earn our extra returns by drawing on our differentiated core competencies across real assets to invest a portion of the capital into real-asset credit and equity. Over that time, we have made meaningful progress by methodically scaling the business while maintaining a low operating risk profile. With our recent acquisition of Just Group in the U.K., we are now a global platform compounding capital at attractive rates while maintaining the same conservative risk profile that has defined Brookfield for decades.

Our formula for profitable growth is to invest in the real assets where we have operating skills and can use our scale to generate attractive risk-adjusted returns through cycles. Fortunately, a number of these are expected to benefit from some of the greatest investment opportunities ever in the years ahead. We conservatively finance our business with the lowest cost of capital available in our markets, further enhancing our ability to generate strong and durable returns on equity.

In 2021, we launched our insurance business by spinning off BWS from BN. In doing so, we used the same pairing structure that we have used for our other listed partnerships, and BWS became a “paired entity” to BN, which enabled it to continue benefiting from BN’s permanent capital base and investing capabilities. Financed with entirely our own capital, we have been building BWS adopting the same patience, discipline and value-oriented approach that has defined our success over many decades.

This structure, combined with our proven strategy for scaling businesses, has served BWS very well to date. Over the past five years, our insurance business has accumulated close to $30 billion of capital and utilized that capital to grow its asset base to close to $200 billion while exceeding investment expectations on our invested capital.

Streamlining the Business

Over the last 18 months, a number of measures have been pursued to streamline the corporate structures across Brookfield. With the increasing prominence of index investing, simpler structures with larger market capitalizations are now the most effective way to position our businesses.

Our confidence in this trend has been supported further by the successful combination earlier this year of Brookfield Business Partners L.P. and its paired entity, Brookfield Business Corporation, into one publicly traded Canadian corporation, BBUC. Strong shareholder support and a positive market response to this BBUC combination reinforced our view that one entity both maximizes index inclusion and results in simpler, more streamlined ownership structures. Following the success of BBUC, our infrastructure and energy paired companies recently announced that they too are reviewing their corporate structures with the goal of exploring whether a single combined security for each entity will improve accessibility and liquidity, while retaining their structures’ current key benefits.

Equally as important, we believe that to keep growing and maximize returns, while maintaining a low risk profile, combining BN and BWS is optimal. With direct access to BN’s permanent capital base – approximately $145 billion of incremental cash, equities, real estate and other investments – our insurance operations will be afforded enhanced capital efficiency and flexibility, enabling us to optimize our capital structure to support the continued expansion of the business over the long term. Simply stated, few other insurance businesses in the world have access to this scale of excess capital to add to their equity base. This will enable us to grow more, or reduce our risk.

Combining BN with BWS

The process of combining the businesses will entail BN folding into the insurance business. The result will be a new parent company, New BN, listed on the NYSE and TSX under the symbol “BN”. New BN will own both present BN and BWS businesses, giving investors direct ownership of the combined business and implementing the optimal ownership structure for the global business going forward.

Each of BN and BWS will maintain its existing domicile and governance structures, with each entity’s board of directors including independent members. In addition, there will be no change in BN’s principal office, its operations, its tax status, or its employees and other personnel in Canada, and its business will be conducted in the same manner as prior to the Transaction.

New BN will reflect the globally diversified nature of Brookfield’s business, with operations in more than 30 countries. Over the past five years, our insurance business has worked with insurance regulatory authorities across multiple jurisdictions, including within the most sophisticated insurance markets globally, and has developed expertise and a reputation for operating excellence and adherence with industry best practices within these markets. To both preserve and continue building upon this foundation, New BN will be formed in BWS’s current domicile, one of the leading global hubs for the insurance industry, which is also a domicile of convenience for U.S. index inclusion purposes. These two factors should accrue to the benefit of all shareholders over the longer term.

Canada will continue to be the headquarters of BN, the United States will continue to be the headquarters of Brookfield Asset Management, and Bermuda will continue to be the headquarters of BWS.

Given Brookfield’s Canadian roots, we will continue our major presence in the country. This includes 15% of global assets under management or $150 billion and the recent contemplated listing of new companies with over $50 billion of equity capital. These transactions underscore Brookfield’s very significant commitment to Canada and its capital markets as one of Canada’s largest private investors.

Board Evaluation of the Transaction

In early 2025, management of each of BN and BWS began to explore ways in which the corporate structure could be simplified to better integrate BN and BWS. Both management teams were of the view that a simplification of the corporate structure would enable the use of the combined group’s asset base leading to enhanced capital efficiency and flexibility in optimizing BN’s capital structure to support the continued expansion of the business, better positioning it for index inclusion and long-term growth. In the third quarter of 2025, BN and BWS management met with their respective Boards to discuss the merits of consolidating BWS and BN under one publicly traded company listed on the TSX and NYSE, the value of which would reflect the full value of the combined business. Once a decision was made to pursue a combination of BN and BWS, management of each of BN and BWS and their respective Boards, together with their advisors, undertook an extensive evaluation of the optimal ownership structure for the global business going forward, including the jurisdiction of the parent company.

In the fourth quarter of 2025, together with their advisors, management of each of BN and BWS commenced work on preparing a more detailed workplan to assess the reorganization. BN also considered the potential impact of the proposed reorganization on the credit rating and debt capacity of BN and the combined entity and received advice that the reorganization would not impact the current credit rating or debt capacity of BN and that the combined entity would be expected to have the same credit rating as BN.

In the first quarter of 2026, management of BN and BWS provided an update to their respective Boards on the progress made on the various workstreams relating to the Transaction. During such discussions, each Board was advised that management had received advice from its external legal advisor, Torys LLP, that based on the anticipated structure, the Transaction would not be a “related party transaction” or a “business combination” under MI 61-101 and that there was no requirement under MI 61-101 for either Board to form a special committee of independent directors for purposes of reviewing the Transaction or to obtain an independent valuation in respect of the Transaction. Both Boards determined that if any conflicts of interest were subsequently identified in respect of the Transaction, such conflicts would be referred to the respective GNCs for review and resolution. It was also determined that the respective MRCCs would be responsible for reviewing, considering and making recommendations, as applicable, to their respective Boards with respect to the Transaction on security-based compensation plans and related matters. Finally, while not required to do so, each Board also determined that it would engage an independent financial advisor to provide the Boards with a fairness opinion supporting their review of the Transaction.

On April 2, 2026, the GNCs met separately to consider the selection of an independent firm to be appointed to provide a fairness opinion to the Boards. The GNCs were provided with the credentials of three firms, including KPMG, to consider for appointment and they reviewed the suitability of each of these firms by taking into account, among other things, qualifications of team members, international recognition and reputation, and experience with transactions of similar size and nature. Each GNC independently determined that KPMG was well suited to provide a fairness opinion and, having regard for the paired nature of the BWS Class A Shares and BN Class A Shares, the GNCs noted that it was advisable for BN and BWS to jointly retain KPMG to deliver the Fairness Opinion to the Boards.

On April 29, 2026, the BWS Board received an update from BWS management on the progress made on the various workstreams and reviewed the advice of Torys LLP regarding the application of MI 61-101 to the Transaction.

On May 12, 2026, the BWS Board reviewed the material terms of the Transaction and the Transaction Agreement, including the proposed BWS Bye-Law Amendments. During the meeting, BWS management provided an update on the progress made on the various workstreams of the Transaction, including the progress of the preparation of the Fairness Opinion by KPMG, a draft of which was provided for review. Further, the BWS Board received the recommendation of the BWS CC regarding the impact of the Transaction on security-based compensation plans. The BWS Board expressed their support for proceeding with the Transaction, subject to settling the final terms of the Transaction Agreement and receiving the Fairness Opinion.

On May 13, 2026, the BN Board reviewed the material terms of the Transaction and the Transaction Agreement. During the meeting, BN management provided an update on the progress made on the various workstreams of the Transaction, including the progress of the preparation of the Fairness Opinion by KPMG. Further, the BN Board received the recommendation of the BN MRCC regarding the impact of the Transaction on security-based compensation plans and related matters and reviewed the advice of Torys LLP regarding the application of MI 61-101 to the Transaction. The BN Board expressed their support for proceeding with the Transaction, subject to settling the final terms of the Transaction Agreement and receiving the Fairness Opinion.

On May 26, 2026, KPMG issued the Fairness Opinion to the effect that, as at May 26, 2026 and subject to the assumptions, limitations and qualifications described in the written Fairness Opinion, the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders.

On May 26, 2026, the BN Board, having previously reviewed the terms of the Transaction, including the Transaction Agreement, the benefits and risks of the Transaction and the steps required for approval of the Transaction, and taking into account the advice and opinions provided, unanimously determined, based on the factors set out below under “—Reasons for the Transaction”, among others, that the Transaction is in the best interests of BN and resolved to approve the Transaction and recommend that BN Shareholders vote in favor of the resolutions approving the Transaction.

On May 26, 2026, the BWS Board, having previously reviewed the terms of the Transaction, including the Transaction Agreement, the benefits and risks of the Transaction and the steps required for approval of the Transaction, and taking into account the advice and opinions provided, unanimously determined, based on the factors set out below under “—Reasons for the Transaction”, among others, that the Transaction is in the best interests of BWS and resolved to approve the Transaction and recommend that BWS Shareholders vote in favor of the resolutions approving the Transaction.

The Transaction Agreement was finalized and executed on May 26, 2026 and entry into the Transaction Agreement was publicly announced promptly thereafter.

Details of the Transaction

The Transaction will mark the next evolution of the business as a fully integrated insurance and investment organization and will result in BN Class A Shareholders and BWS Class A Shareholders holding shares in one publicly traded company that reflects the full value of the combined business. The combining of the businesses of BN and BWS under one publicly traded company pursuant to the Transaction is expected to position the integrated business to drive long-term value and benefits for all holders. If the Transaction is completed:

•	BN Class A Shareholders, other than electing Eligible Canadian Holders, will receive one Class A Share for each BN Class A Share held.

•	Electing Eligible Canadian Holders will receive Exchangeable Shares, or a combination of Exchangeable Shares and Class A Shares, in the amounts elected by such Eligible Canadian Holders.

•	BWS Class A Shareholders will receive one Class A Share for each BWS Class A Share held.

•	The BWS Class B Shareholder will receive one Class B Share for each BWS Class B Share held.

•	Subject to TSX and NYSE approval, the Class A Shares will be listed on the TSX and NYSE and trade under the symbol “BN” and the Exchangeable Shares will be listed on the TSX and trade under the symbol “BNCC”.

•	The BN Class A Shares and BWS Class A Shares will be delisted from the TSX and NYSE and BWS will cease to be required to file periodic reports in Canada and with the SEC. In addition, the BN Preferred Shares will continue to be listed on the TSX and remain outstanding immediately following the closing of the Transaction and remain entitled to the same dividends and other preferences and privileges that they currently have.

•	BWS will be an indirect subsidiary of New BN, and all of the outstanding BN Class A Shares will be indirectly owned by New BN. BAM Partners Trust will continue to own the outstanding BN Class B Shares.

Reasons for the Transaction

In reaching their conclusion that the Transaction is in the best interests of each of BN and BWS, respectively, the Boards reviewed and considered, among other factors, the terms of the Transaction and the Fairness Opinion. In the course of their evaluations, the Boards considered, among other things, the following factors:

•	Corporate Structure. The simplified corporate structure will establish New BN as a leading global investment firm focused on building long-term wealth for institutions and individuals around the world while utilizing the asset base of the integrated organization and allowing BWS to operate with industry-low operating leverage, and further de-risking the growth profile and operations of the combined business. The Transaction will provide BWS Class A Shareholders access to a security with improved trading liquidity and will provide BN Class A Shareholders and BWS Class A Shareholders access to one listed security that will reflect the full value of all the underlying businesses and will reduce the costs of maintaining two separate publicly traded entities.

•	Day-to-Day Operations. There will be no change to the day-to-day operations of BN, BWS, or the businesses owned by each of them, as a result of the Transaction. Each of BN and BWS will maintain its existing domicile and governance structures, with each entity’s board of directors including independent members. Canada will continue to be the headquarters of BN and Bermuda will continue to be the headquarters of BWS. New BN will reflect the globally diversified nature of Brookfield’s business, with operations in more than 30 countries. Over the past five years, our insurance business has worked with insurance regulatory authorities across multiple jurisdictions, including within the most sophisticated insurance markets globally, and has developed expertise and a reputation for operating excellence and adherence with industry best practices within these markets. To both preserve and continue building upon this foundation, New BN will be formed in BWS’s current domicile, one of the leading global hubs for the insurance industry, which is also a domicile of convenience for U.S. index inclusion purposes. These two factors should accrue to the benefit of all shareholders over the longer term. New BN will operate as a leading global investment firm focused on building long-term wealth for institutions and individuals around the world and will, through its interests in BN and BWS, continue to invest across our three core businesses: Wealth Solutions, Asset Management and Operating Businesses. New BN will remain focused on delivering 15%+ annualized returns to shareholders over the long term, driven by our disciplined investment approach and deep operational expertise.

•	Fairness Opinion. KPMG has provided the Fairness Opinion to the Boards, concluding that, as at May 26, 2026, and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders.

•	Tax-Deferral. The exchange of BN Class A Shares for Class A Shares and/or Exchangeable Shares, as the case may be, through the Transaction is expected to be tax-deferred for each BN Class A Shareholder that is a U.S. Holder, electing Eligible U.K. Holder, or electing Eligible Canadian Holder. The exchange of BWS Class A Shares for Class A Shares through the Transaction is expected to be tax-deferred for each BWS Class A Shareholder that is a U.S. Holder, a resident of Canada for tax purposes, or a resident of the U.K. for tax purposes.

•	Distributions. Distributions on the Class A Shares are expected to be made by way of reductions of share capital, akin to the distributions paid on the BWS Class A Shares today. The Transaction is expected to provide Canadian and U.S. investors of BN with the opportunity to receive distributions by way of reductions of share capital instead of taxable dividends, and the non-Canadian investors of BN will have the ability to receive distributions without the imposition of withholding tax. There will be no change for BWS Class A Shareholders, who will continue to receive distributions by way of reductions of share capital.

•	Financial Reporting. We expect the Transaction to streamline financial reporting and reduce costs associated with separate financial reporting for two publicly traded companies. Following the completion of the Transaction, it is expected that the New BN financial statements will be reported in accordance with U.S. GAAP and reflect the results of operations and financial position of the businesses of BN and BWS on a consolidated basis.

•	Governance. The Transaction will establish a robust governance framework that promotes transparency and effective oversight of the combined business overseen by a majority independent board of directors at New BN and a majority independent board of directors at BWS who will remain responsible for overseeing the Wealth Solutions business.

•	Credit Ratings. The Transaction is not expected to impact the current credit rating or debt capacity of BN and New BN is expected to have the same credit rating as BN post-closing.

•	Index Inclusion. The Transaction is expected to open up a path to broader global index inclusion.

•	Shareholder and Court Approval. The procedures by which the Transaction will be approved, including approval of BN Shareholders and BWS Shareholders and approval of the Court, offer substantial protection to shareholders. See “Certain Legal and Regulatory Matters—Completion of the Transaction”.

•	Dissent Rights. Registered BN Shareholders have the right to exercise Dissent Rights in connection with the Arrangement, subject to strict compliance with the requirements applicable to the exercise of Dissent Rights. Only Registered BN Shareholders may exercise Dissent Rights. BN Class A Shareholders that are not Registered BN Shareholders and BWS Class A Shareholders do not have Dissent Rights in respect of the Transaction.

The foregoing summary of factors considered by the Boards is not intended to be exhaustive. In reaching the determination to unanimously approve and recommend the Transaction to shareholders and given the variety and complexity of factors considered, the Boards did not assign any relative or specific weight to the factors that were considered. Additionally, individual directors may have given different weights to these factors. Their respective recommendations were made after consideration of all of the above and other factors, the risk factors set out herein, and in light of the directors’ collective knowledge of the business, financial condition and prospects of our combined group.

Recommendations of the Boards

The BN Board reviewed and considered, among other factors, the terms of the Transaction and obtained the Fairness Opinion. Following this process, the BN Board unanimously determined that the Transaction is in the best interests of BN and unanimously resolved to approve the Transaction and recommend that BN Shareholders vote in favor of the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution.

The BN Board unanimously recommends that BN Shareholders vote FOR the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution.

At the BN Meeting, the management representatives of BN designated on the form of proxy to be completed by BN Shareholders intend to cast the votes represented by such proxy FOR the BN Resolutions and FOR the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution, unless the BN Shareholder has specified on the forms of proxy that the BN Class A Shares or BN Class B Shares represented by such proxy are to be voted against the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution or the New BNC Share Option Plan Resolution.

The BWS Board reviewed and considered, among other factors, the terms of the Transaction and obtained the Fairness Opinion. Following this process, the BWS Board unanimously determined that the Transaction is in the best interests of BWS and unanimously resolved to approve the Transaction and recommend that BWS Shareholders vote in favor of the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution.

The BWS Board unanimously recommends that the applicable BWS Shareholders vote FOR the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution.

At the BWS Meeting, the management representatives of BWS designated on the form of proxy to be completed by BWS Shareholders intend to cast the votes represented by such proxy FOR the BWS Resolutions and FOR the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution, unless the BWS Shareholder has specified on the forms of proxy that the BWS Class A Shares, BWS Class B Shares or BWS Class C Shares represented by such proxy are to be voted against the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution or the New BNC Share Option Plan Resolution.

Fairness Opinion

KPMG was initially contacted regarding a potential advisory assignment in March 2026 and was formally engaged through an engagement agreement among BN, BWS and KPMG dated May 4, 2026. The terms of the engagement agreement provide that KPMG is to be paid a fixed engagement fee for rendering the Fairness Opinion (regardless of its conclusion or whether any transaction is completed). KPMG’s fees are not contingent in whole or in part on the outcome of the Fairness Opinion and/or completion of the Transaction. In addition, KPMG is to be reimbursed for its reasonable out-of-pocket expenses to complete the Fairness Opinion, and to be indemnified by BN and BWS, jointly and severally, in certain circumstances.

The Fairness Opinion represents the opinion of KPMG and the form and content of the Fairness Opinion were approved for release by a committee, each member of which is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture and valuation matters.

The Fairness Opinion states that, in the opinion of KPMG, as at May 26, 2026 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at May 26, 2026 and the condition and prospects, financial and otherwise, of BN and/or BWS as they were reflected in the information obtained by KPMG and as represented to KPMG in discussions with management of BN and BWS. In its analysis and in preparing the Fairness Opinion, KPMG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which it considered to be reasonable and appropriate in the circumstances, many of which are beyond the control of KPMG, BN and BWS.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and the limitations and qualifications on the review undertaken in connection with the Fairness Opinion, is attached as Appendix K hereto. The summary of the Fairness Opinion above is qualified in its entirety by reference to the full text of the Fairness Opinion. The Fairness Opinion is not to be construed as a recommendation to any shareholder as to whether to vote in favor of the Transaction.

Transaction Agreement

The Transaction will be carried out pursuant to the Transaction Agreement, the Plan of Arrangement and the BWS Bye-Law Amendments. The following is a summary of the material terms and conditions of the Transaction Agreement. This summary may not contain all of the information about the Transaction Agreement that is important to shareholders and is qualified in its entirety by the full text of the Transaction Agreement, which is attached as Appendix H hereto. Shareholders are urged to read the Transaction Agreement in its entirety.

BN, BWS and New BN have entered into the Transaction Agreement to provide for the terms of the Transaction and certain customary covenants.

Covenants Regarding the Transaction

The Transaction Agreement contains covenants of the parties that they will, subject to the terms of the Transaction Agreement, (i) use their respective commercially reasonable efforts to implement the Transaction on the Effective Date, (ii) do and perform all acts and things, and execute and deliver all agreements and other documents reasonably required to carry out the intent and purposes of the Transaction Agreement, (iii) cooperate and assist each other in dealing with transitional and other matters relating to or arising from the Transaction or the Transaction Agreement, and (iv) not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Transaction.

Covenants Regarding Exchangeable Shares

The Transaction Agreement contains a covenant that New BN will, or will cause its subsidiaries to prior to the Effective Time, execute and deliver in escrow the Voting Trust Agreement.

Conditions Precedent

Completion of the Transaction is subject to customary conditions precedent, including: (i) obtaining each of the BN Shareholder Approval of the BN Resolutions and the BWS Shareholder Approval of the BWS Resolutions; (ii)

obtaining approval by a combined vote of the BN Shareholders and BWS Shareholders of the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution at the BN Meeting and the BWS Meeting; (iii) obtaining each of the Interim Order and the Final Order; (iv) receipt of all regulatory approvals; (v) holders of not greater than 5% of the outstanding BN Class A Shares in the aggregate having validly exercised their Dissent Rights; (vi) conditional approval to list Class A Shares, including any Class A Shares issuable pursuant to awards granted under the New BN Share Option Plan, the New BN Escrowed Stock Plan, the New BNC Escrowed Stock Plan and the New BNC Share Option Plan, on the TSX and the NYSE; and (vii) conditional approval to list the Exchangeable Shares, including any Exchangeable Shares issuable pursuant to awards granted under the New BN Share Option Plan, the New BN Escrowed Stock Plan, the New BNC Escrowed Stock Plan and the New BNC Share Option Plan, on the TSX. The conditions precedent in the Transaction Agreement may be waived, in whole or in part, by the parties. The conditions precedent to the completion of the Transaction in the Transaction Agreement will be deemed to be satisfied, waived or released on the Effective Date.

Amendments

The Transaction Agreement provides that, subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and applicable law, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Time, the Transaction Agreement and the Plan of Arrangement may be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of the BN Shareholders or the BWS Shareholders.

Termination

The Transaction Agreement may be terminated, at any time prior to the implementation of the Arrangement by mutual written agreement of the Parties.

BWS Bye-Law Amendments

The following description of the BWS Bye-Law Amendments is qualified in its entirety by reference to the full text of the BWS Bye-Law Amendments attached as Schedule B to the Transaction Agreement, which is attached as Appendix H hereto. Shareholders are urged to read the BWS Bye-Law Amendments in their entirety.

The BWS Board is proposing to amend the BWS Bye-Laws to make changes that are necessary to implement the Plan of Arrangement and effect the Transaction. The amendments are to, among other things, (i) make inoperable the 9.9% voting limit on the BWS Class A Shares in the event that a single Person becomes the beneficial owner (directly or indirectly) of 90% or more of the issued and outstanding BWS Class A Shares; (ii) create the New BN Call Right; (iii) amend the transfer restrictions on the BWS Class B Shares and BWS Class C Shares to permit a transfer to New BN or a subsidiary of New BN in the event of an exercise by New BN of the New BN Call Right; and (iv) create the BWS Class D Shares.

BWS Shareholders are being asked to consider and, if thought advisable, to pass the BWS Resolutions approving, among other things, the BWS Bye-Law Amendments, which will:

•	amend Section 2.10 of Schedule A and add a new Section 2.15.1 to Schedule A of the BWS Bye-Laws to render inoperable the existing limitation on the voting rights of BWS Class A Shareholders in excess of 9.9% of the issued and outstanding BWS Class A Shares in circumstances where a single Person owns or controls BWS Class A Shares representing 90% or greater of the issued and outstanding BWS Class A Shares such that such BWS Class A Shares shall carry their respective voting rights for the purpose of any vote taken at a shareholders meeting;

•	add Section 2.38.1 to Section 2.38.7 to Schedule A of the BWS Bye-Laws to (i) provide BWS with a right, on the Effective Date, to redeem all, but not less than all, of the then outstanding BWS Exchangeable Shares, by delivering one (1) Class A Share for each BWS Exchangeable Share, together with a cash amount for each BWS Exchangeable Share equal to any Unpaid Distributions (collectively, the “New BN Redemption

Consideration”) and (ii) provide New BN with an overriding right, subject to New BN having received prior consent of BN, in circumstances where BWS has exercised its right to redeem the then outstanding BWS Exchangeable Shares, to purchase on the Effective Date all, but not less than all, of the then outstanding BWS Exchangeable Shares in exchange for the issuance and delivery of the New BN Redemption Consideration by New BN (the “New BN Call Right”). Pursuant to Section 2.38.4 of Schedule A of the BWS Bye-Laws, effective as of twenty (20) minutes after the Effective Time, subject to New BN having received prior consent of BN, New BN provides notice of its intention to exercise the New BN Call Right and, immediately prior to redemption by BWS taking effect, New BN shall exercise its right to purchase the BWS Exchangeable Shares. In accordance with Section 2.38.7 of Schedule A of the BWS Bye-Laws, each holder of BWS Exchangeable Shares is deemed to acknowledge the New BN Call Right, to be bound thereby and to become a member of New BN upon the receipt of the New BN Redemption Consideration;

•	amend Section 3.11 and Section 4.16 of Schedule A of the BWS Bye-Laws to permit a transfer of BWS Class B Shares and BWS Class C Shares, respectively, to New BN or a Person controlled by New BN in the event of the exercise by New BN of the New BN Call Right; and

•	add Part 4.1 to Schedule A of the BWS Bye-Laws and amend certain bye-laws to provide for the creation of a new class of common shares in the capital of BWS, being the BWS Class D Shares with the following terms:

o	The BWS Class D Shares shall rank pari passu with the BWS Class C Shares, junior to the Preferred Shares (as defined in the BWS Bye-Laws), the BWS Class A Shares, the BWS Class A-1 Shares and the BWS Class B Shares and senior to any shares ranking junior to the BWS Class D Shares with respect to priority in payment of distributions and reduction of share capital in the event of the liquidation, dissolution or winding-up of BWS.

o	The BWS Class D Shares shall be non-voting for so long as there are BWS Class A Shares and BWS Class B Shares outstanding. If there are no BWS Class A Shares and no BWS Class B Shares outstanding, holders of BWS Class D Shares shall be entitled to one vote for each BWS Class D Share.

The BWS Resolutions include approval for an increase to the authorized capital of BWS of $50,000,000,000 necessary for the creation and issuance of the BWS Class D Shares in connection with the Transaction. The BWS Class D Shares will only be issued following the Effective Time. The BWS Class D Shares will replace the BWS Class A Shares, BWS Class B Shares and BWS Class C Shares and will be held by a subsidiary of New BN.

Plan of Arrangement

The following description of the steps of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Schedule A to the Transaction Agreement, which is attached as Appendix H hereto. Shareholders are urged to read the Plan of Arrangement in its entirety.

The Plan of Arrangement pursuant to which the Arrangement will be implemented is appended as Schedule A to the Transaction Agreement, which is attached as Appendix H hereto. The Plan of Arrangement may be amended by BN, BWS and New BN in accordance with the terms of the Plan of Arrangement and the Transaction Agreement.

If all of the conditions to the implementation of the Arrangement have been satisfied or waived in accordance with the Transaction Agreement and the Transaction Agreement has not been terminated, the Arrangement will become effective at the Effective Time, and the following steps will occur and be deemed to occur sequentially, in the following sequence, without any further act or formality except as expressly provided in the Plan of Arrangement, with each step occurring five (5) minutes after the completion of the immediately preceding step:

(a)	The BWS Bye-Law Amendments shall become effective in accordance with the BWS Resolutions.

(b)	Each BWS Class C Share held by BWS Holdings ULC shall be purchased by BWS from BWS Holdings ULC in exchange for the issuance by BWS to BWS Holdings ULC of BWS Series 5 Preferred Shares having an aggregate fixed liquidation entitlement equal to the aggregate FMV of the BWS Class C Shares transferred as described in this step in accordance with a share purchase and subscription agreement between BWS Holdings ULC and BWS and a corresponding share transfer form.

(c)	Each BWS Class C Share held by BN shall be purchased by BWS from BN in exchange for the issuance by BWS to BN of BWS Series 4 Preferred Shares having an aggregate redemption amount equal to the aggregate FMV of the BWS Class C Shares transferred as described in this step in accordance with a share purchase and subscription agreement between BN and BWS and a corresponding share transfer form.

(d)	Pursuant to and in accordance with the New BN Share Capital Resolutions, the one hundred (100) class A common shares of New BN held by BWS shall be redesignated into Class A Shares.

(e)	Pursuant to and in accordance with the Amended BWS Bye-Laws, BWS shall provide notice of redemption of the BWS Class A Shares and immediately prior to such redemption by BWS taking effect, BN shall provide its consent to the exercise of the New BN Call Right, New BN shall exercise the New BN Call Right and each BWS Class A Share outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to New BN in exchange for one (1) Class A Share.

(f)	Concurrently with the step described in step (e) above, each Class A Share held by BWS is transferred to DSU TrackingCo in exchange for one DSU TrackingCo Share.

(g)	Each DSU TrackingCo Share acquired by BWS in step (f) above shall be purchased by BN from BWS in exchange for cash consideration of $100 in the aggregate.

(h)	Each BWS ESPCo Non-Voting Share shall be transferred by the holder thereof to the BWS ESPCo that issued such BWS ESPCo Non-Voting Share in exchange for the issuance by the relevant BWS ESPCo of one (1) BWS ESPCo New Non-Voting Share for each BWS ESPCo Non-Voting Share transferred in accordance with a share purchase and subscription agreement between the holder of the BWS ESPCo Non-Voting Share and the applicable BWS ESPCo and a corresponding share transfer form.

(i)	The BWS ESPCo New Non-Voting Shares received by the holders of the BWS ESPCo Non-Voting Shares shall be subject to the New BN Escrowed Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such BWS ESPCo Non-Voting Shares immediately prior to the Effective Time.

(j)	BWS WarehouseCo shall declare and pay a dividend on its class of shares that is specified in the Pre-Closing Notice, payable in specie by a distribution of all of the preferred shares of each of the BWS ESPCos held by BWS WarehouseCo, to BWS Holdings in accordance with a corresponding share transfer form.

(k)	BWS Holdings shall declare and pay a dividend on its class of shares that is specified in the Pre-Closing Notice, payable in specie by a distribution of all of the preferred shares of each of the BWS ESPCos held by BWS Holdings, to BWS in accordance with a corresponding share transfer form.

(l)	BWS shall assign and transfer all of the preferred shares of each of the BWS ESPCos held by BWS to New BN in exchange for the issuance by New BN of the New BN Note, as set out in the Pre-Closing Notice in accordance with a share purchase agreement between BWS and New BN and corresponding share transfer forms.

(m)	Each special voting share of each BWS ESPCo held by BWS will be transferred to New BN in exchange for $1.00 in accordance with a share purchase agreement between BWS and New BN and a corresponding share transfer form.

(n)	BWS Holdings shall declare a dividend on its class of shares that is specified in the Pre-Closing Notice, payable in specie by a distribution of all of the non-voting shares, special voting shares and preferred shares of BWS WarehouseCo held by BWS Holdings to BWS in accordance with a corresponding share transfer form.

(o)	BWS shall assign and transfer all of the non-voting shares, special voting shares and preferred shares of BWS WarehouseCo held by BWS to BWS Holdco 2 in exchange for the issuance by BWS Holdco 2 of the BWS Holdco 2 Note, as set out in the Pre-Closing Notice in accordance with a share purchase agreement between BWS and BWS Holdco 2 and corresponding share transfer forms.

(p)	New BN shall assign and transfer such number of BWS Class A Shares as have a FMV equal to the FMV of the BWS Holdco 2 Note to BWS Holdco 2 in exchange for the issuance by BWS Holdco 2 of BWS Holdco 2 Common Shares, as set out in the Pre-Closing Notice in accordance with a share purchase and subscription agreement between New BN and BWS Holdco 2 and a corresponding share transfer form.

(q)	BWS Holdco 2 shall declare and pay a dividend on its BWS Holdco 2 Common Shares, payable in specie by a distribution of all of the non-voting shares, special voting shares and preferred shares of BWS WarehouseCo held by BWS Holdco 2, to New BN in accordance with a corresponding share transfer form.

(r)	Each BWS Class B Share shall be transferred by the holder thereof to New BN in exchange for the issuance by New BN to the holder thereof of one (1) Class B Share in accordance with a share purchase and subscription agreement between the holder of the BWS Class B Shares and New BN and a corresponding share transfer form.

(s)	The articles of each BN ESPCo shall be amended by the filing of articles of amendment to create and authorize the issuance of (in addition to the shares that each BN ESPCo is authorized to issue immediately before such amendment) an unlimited number of New BN ESPCo Non-Voting Shares.

(t)	Each BN ESPCo Non-Voting Share shall be transferred by the holder thereof to the BN ESPCo that issued such BN ESPCo Non-Voting Share in exchange for the issuance by the relevant BN ESPCo of one (1) New BN ESPCo Non-Voting Share for each BN ESPCo Non-Voting Share transferred.

(u)	The New BN ESPCo Non-Voting Shares received by the holders of the BN ESPCo Non-Voting Shares will be subject to the New BNC Escrowed Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such BN ESPCo Non-Voting Shares immediately prior to the Effective Time.

(v)	Each special voting share of each BN WarehouseCo, BN ESPCo and BN Subco held by BN will be transferred to Midco in exchange for $1.00.

(w)	Each holder of BN Options (other than Affected BN Option Holders) will dispose of all such holder’s outstanding BN Options in exchange for an equal number of New BN Options with each New BN Option having an exercise price equal to the exercise price immediately prior to the Effective Time for the BN Option being exchanged and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN Options immediately prior to the Effective Time, and the holders of the BN Options will receive no consideration for the disposition of such BN Options other than the New BN Options.

(x)	Each holder of BN Global Options will dispose of all such holder’s outstanding BN Global Options in exchange for an equal number of New BN Global Options with each New BN Global Option having an exercise price equal to the exercise price immediately prior to the Effective Time for the BN Global Option being exchanged and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN Global Options immediately prior to the Effective Time.

(y)	The BN DSUs outstanding immediately prior to the Effective Time shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such BN DSUs shall be amended so as to substitute one DSU TrackingCo Share for each BN Class A Share subject to such BN DSUs as of the Effective Time.

(z)	The articles of BN Canada Subco shall be amended by the filing of articles of amendment to create and authorize the issuance of (in addition to the shares that BN Canada Subco is authorized to issue immediately before such amendment) an unlimited number of four new series of Class B preferred shares.

(aa)	Each holder of BN Preferred Options will dispose of all such holder’s outstanding BN Preferred Options in exchange for an equal number of New BN Preferred Options having an exercise price equal to the exercise price immediately prior to the Effective Time for the BN Preferred Option being exchanged and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN Preferred Options immediately prior to the Effective Time, and the holders of the BN Preferred Options will receive no consideration for the disposition of such BN Preferred Options other than the New BN Preferred Options.

(bb)	The articles of Brookfield Tracking DSU Subco (2026) Inc. shall be amended by the filing of articles of amendment to replace references to BN Class A Shares in the dividend entitlements of the class A preferred shares, series 1 with references to Class A Shares.

(cc)	Each BWS Holder shall assign and transfer its BN Class A Shares to Midco in exchange for the issuance by Midco of a Midco Note and Midco Non-Voting Shares, as set out in the Pre-Closing Notice in accordance with a share purchase and subscription agreement between each BWS Holder and Midco.

(dd)	The articles of each BN Subco shall be amended by the filing of articles of amendment to create and authorize the issuance of (in addition to the shares that each BN Subco is authorized to issue immediately before such amendment) an unlimited number of BN Subco New Class A Preferred Shares and an unlimited number of BN Subco New Class B Preferred Shares, having the rights, privileges, restrictions and conditions set out in the Pre-Closing Notice.

(ee)	Each BN Subco Preferred Share shall be transferred by the holder thereof to the BN Subco that issued such BN Subco Preferred Share in exchange for the issuance by the relevant BN Subco of a BN Subco Note and BN Subco New Class B Preferred Shares, as set out in the Pre-Closing Notice.

(ff)	Each BN Subco Note shall be converted into BN Subco New Class A Preferred Shares in accordance with their respective terms.

(gg)	The articles of each BN WarehouseCo shall be amended by the filing of articles of amendment to create and authorize the issuance of (in addition to the shares that each BN WarehouseCo is authorized to issue immediately before such amendment) an unlimited number of BN WarehouseCo New Preferred Shares and an unlimited number of BN WarehouseCo New Non-Voting Shares, having the rights, privileges, restrictions and conditions set out in the Pre-Closing Notice.

(hh)	Each BN WarehouseCo Non-Voting Share shall be transferred by BN to the BN WarehouseCo that issued such BN WarehouseCo Non-Voting Share in exchange for the issuance by the relevant BN WarehouseCo of BN WarehouseCo New Preferred Shares and BN WarehouseCo New Non-Voting Shares, as set out in the Pre-Closing Notice.

(ii)	Each BN Subco New Class A Preferred Share issued pursuant to step (ff) above and each BN WarehouseCo New Preferred Share issued pursuant to step (hh) (collectively, the “Transferred Preferred Shares”) shall be transferred by the holder thereof to BWS Holdco in exchange for the issuance by BWS Holdco of a BWS Holdco Note, as set out in the Pre-Closing Notice in accordance with a share purchase and subscription agreement between each holder of a Transferred Preferred Share and BWS Holdco.

(jj)	Each Transferred Preferred Share shall be transferred by BWS Holdco to B Holdco in exchange for the issuance by B Holdco of the B Holdco Note in accordance with a share purchase agreement between BWS Holdco and B Holdco.

(kk)	Each Transferred Preferred Share shall be transferred by B Holdco to BN Holdco in exchange for the issuance by BN Holdco to B Holdco of one (1) BN Holdco Common Share in accordance with a share purchase agreement between B Holdco and BN Holdco.

(ll)	Each Transferred Preferred Share shall be transferred by BN Holdco to Can Topco 2 in exchange for the issuance by Can Topco 2 to BN Holdco of one (1) Can Topco 2 Common Share in accordance with a share purchase and subscription agreement between BN Holdco and Can Topco 2.

(mm)	Each Transferred Preferred Share shall be transferred by Can Topco 2 to Midco in exchange for the issuance by Midco to Can Topco 2 of one (1) Midco Series 1 Junior Preferred Share.

(nn)	Each Affected BN Option Holder will dispose of all such holder’s outstanding BN Options in exchange for an equal number of Midco Options with each Midco Option having an exercise price equal to the exercise price immediately prior to the Effective Time for the BN Option being exchanged and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN Options immediately prior to the Effective Time, and the Affected BN Option Holders will receive no consideration for the disposition of such BN Options other than the Midco Options.

(oo)	Each BN Subco New Class B Preferred Share issued pursuant to step (ee) above, and each BN WarehouseCo New Non-Voting Share issued pursuant to step (hh) above, (collectively, the “Transferred Shares”) shall be transferred by the holder thereof to Midco in exchange for the issuance by Midco of one (1) Midco Series 2 Junior Preferred Share.

(pp)	Concurrently with step (nn) above, each BN Class A Share held by the BN WarehouseCos and the BN Subcos shall be transferred by the holder thereof to Midco in exchange for the issuance by Midco of a Midco Note and Midco Non-Voting Shares, as set out in the Pre-Closing Notice.

(qq)	Concurrently with step (nn) and step (pp) above, each BN Class A Share (other than any Elected Shares, any Dissenting Shares and any BN Class A Shares held by Midco) shall be assigned and transferred by the holder thereof to Can Topco 2 in exchange for the issuance by New BN of the Consideration.

(rr)	Each Can Topco 2 Common Share held by BN Holdco shall be assigned and transferred by BN Holdco to Can Topco in exchange for one (1) Can Topco Common Share.

(ss)	The stated capital of the Can Topco 2 Common Shares shall be reduced to $1.00 without any distribution.

(tt)	The board of directors and shareholders of Can Topco 2 shall have resolved to dissolve Can Topco 2 and its assets and liabilities shall be assigned to, or assumed by, Can Topco.

(uu)	Each BN Class A Share transferred to Can Topco on the dissolution of Can Topco 2 pursuant to step (tt) above shall be assigned and transferred by Can Topco to New BNC in exchange for the issuance by New BNC of the New BNC Note.

(vv)	The New BNC Note shall be assigned and transferred by Can Topco to Midco in exchange for the issuance by Midco of Midco Common Shares and Midco Series 1 Junior Preferred Shares, as set out in the Pre-Closing Notice, and such shares shall be added to the account of Can Topco in the registers of Midco Common Shares and Midco Series 1 Junior Preferred Shares maintained by or on behalf of Midco.

(ww)	Each Elected U.K. Share shall be assigned and transferred by the holder thereof to Midco in exchange for one (1) Midco Non-Voting Share.

(xx)	Each Midco Non-Voting Share issued as described in step (ww) above shall be assigned and transferred by the holder thereof to Can Topco in exchange for the issuance by Can Topco of one (1) Can Topco Non-Voting Share.

(yy)	Each Can Topco Non-Voting Share issued as described in step (xx) above shall be assigned and transferred by the holder thereof to BN Holdco in exchange for the issuance by BN Holdco of one (1) BN Holdco Non-Voting Share.

(zz)	Each BN Holdco Non-Voting Share issued as described in step (yy) above shall be transferred by the holder thereof to B Holdco in exchange for the issuance by B Holdco of one (1) B Holdco Non-Voting Share.

(aaa)	Each B Holdco Non-Voting Share issued as described in step (zz) above shall be transferred by the holder thereof to New BN in exchange for the issuance by New BN of one (1) Class A Share.

(bbb)	Each New BNC Common Share shall be assigned and transferred by Can Topco to Midco in exchange for one (1) Midco Common Share.

(ccc)	Each Midco Note shall be converted into Midco Non-Voting Shares in accordance with their respective terms.

(ddd)	The stated capital of the New BNC Common Shares shall be reduced to $1.00 without any distribution.

(eee)	New BNC and Midco shall amalgamate to form New BNC Amalco with the same effect as if they were amalgamated under sections 174 and 177 of the OBCA, except as set out in this Plan of Arrangement, including that: (w) the legal existence of Midco shall not cease and Midco shall survive the amalgamation; (x) the separate legal existence of New BNC shall cease without New BNC being liquidated or wound up; (y) New BNC and Midco shall continue as one company without the incorporation or creation of separate legal existence from Midco, notwithstanding the assignment of a new incorporation number to New BNC Amalco; and (z) the property of New BNC and Midco (other than the common shares of New BNC held by Midco and any amounts owing by Midco to New BNC, or New BNC to Midco (if any)) shall become the property of New BNC Amalco.

(fff)	Each Elected Canadian Share shall be assigned and transferred by the holder thereof to New BNC Amalco in exchange for the issuance by New BNC Amalco of Exchangeable Shares and by New BN of Class A Shares (if any) as the Consideration.

(ggg)	Concurrently with step (fff) above, the Voting Trust Agreement shall become effective and New BN shall issue and deposit with the Trustee the Class E Share pursuant to the terms thereof.

(hhh)	Each Dissenting Share shall be assigned and transferred by the holder thereof to BN in consideration for a debt claim against BN for the fair value of the BN Class A Shares in respect of which such Dissent Rights have been exercised, determined in accordance with Article 4 of the Plan of Arrangement.

(iii)	The Exchangeable Shares shall, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

(jjj)	The stated capital of the common shares of Amalgamation Sub shall be reduced to $1.00 without any distribution.

(kkk)	Amalgamation Sub and BN shall amalgamate to form BN Amalco with the same effect as if they were amalgamated under sections 174 and 177 of the OBCA, except as set out in this Plan of Arrangement, including that: (w) the legal existence of BN shall not cease and BN shall survive the amalgamation; (x) the separate legal existence of Amalgamation Sub shall cease without Amalgamation Sub being liquidated or wound up; (y) Amalgamation Sub and BN shall continue as one company without the incorporation or creation of separate legal existence from BN, notwithstanding the assignment of a new incorporation number to BN Amalco; and (z) the property of BN and Amalgamation Sub (other than the common shares of Amalgamation Sub held by BN and any amounts owing by BN to Amalgamation Sub, or Amalgamation Sub to BN (if any)) shall become the property of BN Amalco.

(lll)	The BWS Support Agreement shall be terminated and shall be of no further force and effect, without regard to any notice, approval or other requirements contemplated thereby.

(mmm)	Each BN Amalco Class C Share shall be assigned and transferred by New BNC Amalco to BN Amalco in exchange for the issuance by BN Amalco of the BN Amalco Note, BN Amalco Class A Shares and BN Amalco Special Preferred Shares, as set out in the Pre-Closing Notice.

(nnn)	The articles of BN Amalco shall be amended to remove the BN Amalco Class C Shares that were created and authorized pursuant to the amalgamation in step (kkk) above.

Exchange Mechanics and Letter of Transmittal and Election Form

Upon the Transaction becoming effective, the existing certificates and DRS statements representing the BN Class A Shares (other than Elected Shares and Dissenting Shares) and BWS Class A Shares will represent Class A Shares without further action required on the part of holders thereof.

Registered holders of BN Class A Shares that are Eligible Canadian Holders or Eligible U.K. Holders and wish to elect to defer tax on the disposition of their BN Class A Shares will be required to complete a Letter of Transmittal and Election Form. If you are not a registered holder of BN Class A Shares that is an Eligible Canadian Holder or Eligible U.K. Holder that wishes to defer tax on the disposition of your BN Class A Shares, you do not need to complete a Letter of Transmittal and Election Form or take any further steps to receive the Consideration to which you are entitled under the Transaction. Non-registered holders of BN Class A Shares that are Eligible Canadian Holders or Eligible U.K. Holders and wish to defer tax on the disposition of their BN Class A Shares must contact their intermediary for details on how to make the appropriate election.

Eligible Canadian Holders

Eligible Canadian Holders that are registered holders and wish to elect the form of consideration they will receive under the Transaction (i.e., Class A Shares and/or Exchangeable Shares) must properly complete, sign and return the Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, to the Depositary prior to the Election Deadline. Such Eligible Canadian Holders who do not return a Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, to the Depositary prior to the Election Deadline will only be entitled to receive Class A Shares under the Transaction, and will not be entitled to defer tax on the disposition of their BN Class A Shares. The Election Deadline will be the date and time specified in a news release issued by BN prior to the Effective Date and BN will provide at least seven (7) Business Days’ notice of the Election Deadline, subject to any subsequent extension provided at least one (1) Business Day advance notice will be provided by BN.

Electing Eligible Canadian Holders wishing to defer tax on the disposition of their BN Class A Shares must also make a valid submission on the Tax Election Portal by the Tax Election Portal Closing Date and file the Tax Election forms with the relevant governmental authorities (see “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BN Class A Shares—Exchange of BN Class A Shares for Exchangeable Shares”).

Eligible U.K. Holders

Eligible U.K. Holders that are registered holders and wish to defer tax on the disposition of their BN Class A Shares must properly complete, sign and return the Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, to the Depositary prior to the Election Deadline. Such Eligible U.K. Holders who do not return a Letter of Transmittal and Election Form, together with their share certificate(s) representing their BN Class A Shares and all other required documentation, to the Depositary prior to the Election Deadline will not be entitled to defer tax on the disposition of their BN Class A Shares. The Election Deadline will be the date and time specified in a news release issued by BN prior to the Effective Date and BN will provide at least seven (7) Business Days’ notice of the Election Deadline, subject to any subsequent extension provided at least one (1) Business Day advance notice will be provided by BN.

Guarantees

Upon completion of the Transaction, New BN will enter into one or more supplemental indentures or other agreements with the applicable trustees or agents under the indentures governing BN’s debt securities outstanding on such date (including debt securities issued by subsidiaries of BN and that are outstanding on such date and that are guaranteed by BN) providing for the full and unconditional guarantee by New BN of all principal, interest, premium, fees and other amounts owing under such debt securities. Upon completion of the Transaction Brookfield Holdings Canada Inc. will also provide a full and unconditional guarantee of payment of: (i) principal, interest, premium, fees and other amounts owing in respect of BN’s senior and subordinated debt obligations (including guarantees of debt) existing on such date; and (ii) all payment obligations of BN under any publicly issued securities of BN or any other person (other than debt securities and common equity) outstanding on such date. New BN will also provide a full and unconditional guarantee of payment of all indebtedness, obligations and liabilities of Brookfield Holdings Canada Inc. existing on such date, and BN and New BN will, upon request, enter into an agreement to provide a guarantee of the other entity’s future debt and public securities that may be issued following completion of the Transaction.

Intention of Directors and Officers

The directors and officers of BN and their respective associates, who, as a group, beneficially own or exercise control or direction over approximately 12% of the outstanding BN Class A Shares, have advised the BN Board that they intend to vote FOR the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution at the BN Meeting.

The directors and officers of BWS and their respective associates, who, as a group, beneficially own or exercise control or direction over approximately 5% of the outstanding BWS Class A Shares, have advised the BWS Board that they intend to vote FOR the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution at the BWS Meeting.

Intention of the BAM Partners Trust, BNT Partners Trust and BN

BAM Partners Trust has advised the BN Board that it intends to vote 100% of the BN Class B Shares FOR the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution at the BN Meeting. The current BWS Class B Shareholder, BNT Partners Trust, and BN have advised the BWS Board that they intend to vote 100% of the BWS Class B Shares and BWS Class C Shares held by them FOR the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution at the BWS Meeting.

Expenses of the Transaction

The estimated fees, costs and expenses of the Transaction are expected to be, in the aggregate, approximately $25 million. Pursuant to the Transaction Agreement, BN shall pay all fees, costs and expenses incurred directly in connection with the Transaction.

BN DISSENT RIGHTS

Registered BN Shareholders have been provided with the right to dissent in respect of the Arrangement in the manner provided in section 185 of the OBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, in connection with the Arrangement. The following summary is qualified in its entirety by the provisions of section 185 of the OBCA, the Interim Order and the Plan of Arrangement.

Any Dissenting Shareholder may be entitled, in the event the Arrangement becomes effective, to be paid by BN the fair value of the BN Class A Shares held by such Dissenting Shareholder, which fair value, notwithstanding anything to the contrary contained in Part XIV of the OBCA, shall be determined as of the close of business on the day before the BN Resolutions were adopted at the BN Meeting. A Dissenting Shareholder will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholder not exercised their Dissent Rights in respect of such BN Class A Shares. BN Shareholders are cautioned that fair value could be determined to be less than the value of the Consideration.

Section 185 of the OBCA provides that a Dissenting Shareholder may only make a claim under that section with respect to all of the BN Class A Shares held by the Dissenting Shareholder on behalf of any one beneficial owner and registered in the Dissenting Shareholder’s name. One consequence of this provision is that a Registered BN Shareholder may exercise Dissent Rights only in respect of BN Class A Shares that are registered in that Registered BN Shareholder’s name. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissenting Shares.

In many cases, BN Class A Shares beneficially owned by a Non-Registered BN Shareholder are registered either: (i) in the name of an intermediary, or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Accordingly, a Non-Registered BN Shareholder will not be entitled to exercise its Dissent Rights directly (unless the BN Class A Shares are re-registered in the Non-Registered BN Shareholder’s name). A Non-Registered BN Shareholder who wishes to exercise Dissent Rights should immediately contact the intermediary with whom the Non-Registered BN Shareholder deals in respect of its BN Class A Shares and either: (1) instruct the intermediary to exercise Dissent Rights on the Non-Registered BN Shareholder’s behalf (which, if the BN Class A Shares are registered in the name of CDS Clearing and Depository Services Inc. or other clearing agency, may require that such BN Class A Shares first be re-registered in the name of the intermediary), or (2) instruct the intermediary to re-register such BN Class A Shares in the name of the Non-Registered BN Shareholder, in which case the Non-Registered BN Shareholder would be able to exercise Dissent Rights directly.

A Registered BN Shareholder wishing to exercise Dissent Rights with respect to the Arrangement must send a Notice of Dissent to BN at c/o Torys LLP, Attention: Andrew Gray, at Suite 3300, 79 Wellington Street West, Toronto, Ontario, Canada M5K 1N2, not later than 5:00 p.m. (Toronto time) two (2) days immediately preceding the date of the BN Meeting (as it may be adjourned or postponed from time to time), and must otherwise strictly comply with the dissent procedures described in this Transaction Supplement, the Interim Order, the Final Order, the Plan of Arrangement and section 185 of the OBCA, as modified by the Interim Order, the Final Order, and the Plan of Arrangement. Failure to properly exercise Dissent Rights may result in the loss or unavailability of the Dissent Rights.

The filing of a Notice of Dissent does not deprive a Registered BN Shareholder of the right to vote at the BN Meeting. Voting and Dissent Rights relate to each other as follows. First, no Registered BN Shareholder who has voted FOR the BN Resolutions shall be entitled to exercise Dissent Rights with respect to its BN Class A Shares. A Registered BN Shareholder may either vote against the BN Resolutions or abstain and exercise Dissent Rights. Second, voting against the BN Resolutions, an abstention from voting or a proxy submitted instructing a proxyholder to vote against the BN Resolutions does not constitute a Notice of Dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote FOR the BN Resolutions does not constitute a Notice of Dissent. However, any proxy granted by a Registered BN Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the BN Resolutions, should be validly revoked in order to prevent the proxyholder from voting such BN Class A Shares for the BN Resolutions and thereby causing the Registered BN Shareholder to forfeit his, her or its Dissent Rights.

Within ten (10) days after holders of BN Shares adopt the BN Resolutions, BN is required to notify each Dissenting Shareholder that the BN Resolutions have been adopted. Such notice is not required to be sent to any BN Shareholder who voted FOR the BN Resolutions or who has withdrawn its Notice of Dissent.

A Dissenting Shareholder who has not withdrawn its Notice of Dissent prior to the BN Meeting must then, within twenty (20) days after receipt of notice that the BN Resolutions have been adopted, or if a Dissenting Shareholder does not receive such notice, within twenty (20) days after learning that the BN Resolutions have been adopted, send to BN a written notice containing his or her name and address, the number of Dissenting Shares in respect of which he or she dissents, and a demand for payment of the fair value of such BN Class A Shares (the “Demand for Payment”). Within thirty (30) days after sending a Demand for Payment, a Dissenting Shareholder must send to BN certificates representing the BN Class A Shares in respect of which he, she or it dissents. BN will or will cause the Depositary to endorse on the applicable BN Class A Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return such BN Class A Share certificates to a Dissenting Shareholder.

Failure to strictly comply with the requirements set forth in section 185 of the OBCA, as modified by the Plan of Arrangement, Interim Order and Final Order may result in the loss of any right to dissent.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a BN Shareholder in respect of its Dissenting Shares other than the right to be paid the fair value of the Dissenting Shares held by such Dissenting Shareholder, except where: (i) a Dissenting Shareholder withdraws its Notice of Dissent before BN makes an offer to pay (an “Offer to Pay”), or (ii) BN fails to make an Offer to Pay and a Dissenting Shareholder withdraws the Demand for Payment, in which case a Dissenting Shareholder’s rights as a BN Shareholder will be reinstated as of the date of the Demand for Payment, unless such withdrawal occurs at or after the Effective Time, in which case the Dissenting Shareholder will be deemed to have participated in the Arrangement on the same basis as a BN Shareholder (other than a holder of Elected Canadian Shares or Elected U.K. Shares) that is not a Dissenting Shareholder.

Pursuant to the Plan of Arrangement, in no circumstance shall New BN, a New BN Designee, New BNC, BN, or any other Person be required to recognize any Dissenting Shareholder as a BN Shareholder in respect of which Dissent Rights have been validly exercised at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the register of holders of BN Class A Shares.

Pursuant to the Plan of Arrangement, Dissenting Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a BN Shareholder (other than a holder of Elected Canadian Shares or Elected U.K. Shares) that is not a Dissenting Shareholder.

BN is required, not later than seven (7) days after the later of the Effective Date or the date on which a Demand for Payment is received from a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for its Dissenting Shares in an amount considered by the BN Board to be the fair value of the BN Class A Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay for BN Class A Shares of the same class must be on the same terms. BN must pay for the Dissenting Shares of a Dissenting Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such offer lapses if BN does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

If BN fails to make an Offer to Pay for Dissenting Shares, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, BN may, within fifty (50) days after the Effective Date or within such further period as a court may allow, apply to a court to fix a fair value for the Dissenting Shares. If BN fails to apply to a court, a Dissenting Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

If BN or a BN Shareholder makes an application to court, BN will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any Person is a Dissenting Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting Shares of all Dissenting Shareholders. The final order of a court will be rendered against BN in favor of each Dissenting Shareholder for the amount of the fair value of its Dissenting Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

The foregoing is only a summary of the provisions of the OBCA regarding the rights of Dissenting Shareholders (as modified by the Plan of Arrangement, Interim Order and Final Order), which are technical and complex. BN Shareholders are urged to review the full text of section 185 of the OBCA, which is attached as Appendix I to this Transaction Supplement, and those BN Shareholders who wish to exercise Dissent Rights are also advised to seek legal advice, as failure to comply strictly with the provisions of the OBCA, as modified by the Plan of Arrangement, Interim Order, and Final Order, may result in the loss or unavailability of their Dissent Rights.

CERTAIN LEGAL AND REGULATORY MATTERS

Completion of the Transaction

Completion of the Transaction is subject to the conditions precedent in the Transaction Agreement having been satisfied or, where legally permissible, waived, as applicable, including receipt of the following:

●	the required approval by the BN Shareholders of the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution at the BN Meeting;

●	the required approval by the applicable BWS Shareholders of the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution at the BWS Meeting;

●	the Final Order;

●	applicable regulatory approvals;

●	conditional approval to list Class A Shares, including those issuable pursuant to awards granted under the New BN Share Option Plan, the New BN Escrowed Stock Plan, the New BNC Escrowed Stock Plan and the New BNC Share Option Plan on the TSX and the NYSE; and

●	conditional approval to list the Exchangeable Shares, including those issuable pursuant to awards under the New BN Share Option Plan, the New BN Escrowed Stock Plan, the New BNC Escrowed Stock Plan and the New BNC Share Option Plan on the TSX.

The Transaction Agreement provides that, following receipt of the foregoing approvals and the satisfaction (or waiver, if applicable) of the other conditions precedent contained in the Transaction Agreement, the Parties shall, on a date and at a time to be agreed by the Parties, file with any applicable Governmental Entity any and all documents and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Transaction on such date. Upon the closing of the Transaction at the Effective Time on the Effective Date, the transactions comprising the Transaction will be deemed to occur in the order and at the times set out in the BWS Bye-Law Amendments and the Plan of Arrangement without any further act or formality. See “The Transaction—Transaction Agreement—Conditions Precedent”.

Timing

We expect to complete the Transaction following the receipt of the required securityholder approvals, the issue of the Final Order and the receipt of all other legal and regulatory approvals, which is anticipated to be on or about year-end 2026. However, completion of the Transaction is dependent on many factors, and it is not possible at this time to determine precisely when the Transaction will become effective.

BN Shareholder Approval

At the BN Meeting, BN Shareholders will be asked to approve the BN Resolutions.

In accordance with the Interim Order, the approval of the BN Resolutions will require the affirmative vote of:

●	not less than 66⅔% of the votes cast by the BN Class A Shareholders present in person or represented by proxy at the BN Meeting; and

●	not less than 66⅔% of the votes cast by the BN Class B Shareholder present in person or represented by proxy at the BN Meeting.

If the BN Resolutions are approved, the BN Shareholders will also be asked to consider and vote upon the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution. In accordance with the Interim Order, the approval of each of the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution is required by the TSX and is a condition precedent to completion of the Transaction, and will require the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the BN Class A Shareholders and BWS Class A Shareholders, and (ii) a majority (calculated on a combined basis) of the votes cast by the BN Class B Shareholder and the BWS Class B Shareholder, in each case, who vote in person or by proxy at the Meetings.

Notwithstanding the approval by the BN Shareholders in accordance with the foregoing, the BN Resolutions authorize the BN Board, without notice to or approval of the BN Shareholders, (i) to amend, modify or supplement the Transaction Agreement or the Plan of Arrangement to the extent permitted thereby, as described under “The Transaction—Transaction Agreement—Amendments”, and (ii) subject to the terms of the Transaction Agreement, not to proceed with the Transaction or any related transactions.

BWS Shareholder Approval

At the BWS Meeting, BWS Shareholders will be asked to approve the BWS Resolutions. The approval of the BWS Resolutions will require:

●	the affirmative vote of a majority of the votes cast by the BWS Class A Shareholders as of the close of business on the Record Date for securityholders entitled to notice of and to vote at the BWS Meeting with respect to the BWS Resolutions;

●	the affirmative vote of a majority of the votes cast by the BWS Class B Shareholder as of the close of business on the Record Date for securityholders entitled to notice of and to vote at the BWS Meeting with respect to the BWS Resolutions; and

●	approval of the holders of the BWS Class C Shares as of the close of business on the Record Date for securityholders entitled to notice of and to vote at the BWS Meeting with respect to the BWS Resolutions.

If the BWS Resolutions are approved, the BWS Class A Shareholders and the BWS Class B Shareholder will also be asked to consider and vote upon the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution. The approval of each of the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution is required by the TSX and is a condition precedent to completion of the Transaction, and will require the affirmative vote of (i) a majority (calculated on a combined basis) of the votes cast by the BN Class A Shareholders and BWS Class A Shareholders, and (ii) a majority (calculated on a combined basis) of the votes cast by the BN Class B Shareholder and the BWS Class B Shareholder, in each case, who vote in person or by proxy at the Meetings.

Notwithstanding the approval by the BWS Shareholders in accordance with the foregoing, the BWS Resolutions authorize the BWS Board, without notice to or approval of any BWS Shareholders, (i) to amend, modify or supplement the Transaction Agreement or the Plan of Arrangement to the extent permitted thereby, as described under “The Transaction—Transaction Agreement—Amendments”, and (ii) subject to the terms of the Transaction Agreement, not to proceed with the Transaction or any related transactions.

Court Approval

It is a condition of the Transaction Agreement that the Interim Order and the Final Order must be obtained from the Court. Prior to the mailing of this Transaction Supplement, we obtained the Interim Order, which provides for, among other things:

●	the calling and holding of the BN Meeting;

●	the required BN Shareholder Approval;

●	the Dissent Rights;

●	the notice requirements with respect to the presentation of the application to the Court for the Final Order;

●	the ability of BN to adjourn or postpone the BN Meeting from time to time without the need for additional approval of the Court; and

●	other procedural matters.

A copy of the Interim Order is attached as Appendix J hereto. The Interim Order sets out how BN Shareholders, BWS Shareholders and other interested parties may participate in the hearing for the Final Order.

It is expected that shortly after the Meetings, subject to the approval of the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution by the BN Shareholders and the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution by the BWS Shareholders at the Meetings, an application will be made for the Court’s final approval of the Arrangement. The hearing in respect of the Final Order is scheduled to take place virtually before the Ontario Superior Court of Justice (Commercial List) located at 330 University Avenue, Toronto, Ontario on July 21, 2026 at 10:00 a.m. (Toronto time), or as soon after such time as counsel may be heard. A copy of the Notice of Application for the Final Order is attached as Appendix L hereto. At the hearing for the Final Order, the Court will determine whether to approve the Arrangement. Participation in the hearing for the Final Order, including who may participate and present evidence or argument and the procedure for doing so, is subject to the terms of the Interim Order and any subsequent direction of the Court. Subject to the approval of the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution by the BN Shareholders and the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution by the BWS Shareholders at the Meetings, BN and BWS will announce by news release the time and place of the hearing for the Final Order.

At the hearing for the Final Order, the Court will consider, among other things, the fairness and reasonableness of the Arrangement and the rights of every Person affected, both from a substantive and procedural point of view. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the securities to be issued pursuant to the Arrangement to shareholders pursuant to Section 3(a)(10) of the U.S. Securities Act. See “—United States Securities Law Matters”

Stock Exchange Listing

It is expected that, shortly after the completion of the Transaction, the Class A Shares will commence trading on the NYSE and the TSX under the symbol “BN” and the Exchangeable Shares will commence trading on the TSX under the symbol “BNCC”. The Exchangeable Shares will not be listed on the NYSE.

There is currently no public trading market for Class A Shares or the Exchangeable Shares. Listing of the Class A Shares on the NYSE is subject to New BN fulfilling all of the requirements of the NYSE, and listing of the Class A Shares and the Exchangeable Shares on the TSX is subject to New BN and New BNC fulfilling all of the requirements of the TSX on or before the first trading day of the Class A Shares and Exchangeable Shares.

Canadian Securities Law Matters

MI 61-101

As reporting issuers or the equivalent in all of the provinces and territories of Canada, BN and BWS are subject to the securities laws of the provinces and territories of Canada, including MI 61-101. MI 61-101 regulates certain types of related party and other transactions to ensure equality of treatment of equity holders and may require enhanced disclosure, minority shareholder approval, a formal valuation and, in certain instances, approval and oversight by a special committee of independent directors. The protections of MI 61-101 apply to, among other transactions, “related party transactions” and “business combinations” (each, as defined in MI 61-101). A related party transaction includes, among other things, for an issuer, a transaction between the issuer and a person that is a “related party” (as defined in MI 61-101) of the issuer at the time the transaction is agreed to, as a consequence of which, either through the transaction itself or together with a “connected transaction” (as defined in MI 61-101), the issuer directly or indirectly purchases or acquires an asset from the related party for valuable consideration or issues a security to the related party. A transaction may be a “business combination” where a related party of an issuer acquires the issuer, is a party to a connected transaction or is entitled to receive a “collateral benefit” (as defined in MI 61-101) in connection with an arrangement that terminates the interests of equity securityholders without their consent. A “related party” generally includes a director, senior officer and any Person holding over 10% of the issued and outstanding voting securities of an issuer. Entities may also be “related parties” if they have a common control person.

The Transaction does not constitute a “business combination” for the purposes of MI 61-101 for BWS because the BWS Class A Shares and BWS Class B Shares are not equity securities for the purposes of MI 61-101. The Transaction does not constitute a “business combination” for the purposes of MI 61-101 for BN because no related party of BN will acquire BN, is party to a connected transaction or is entitled to receive a collateral benefit in connection with the Transaction. Each equity securityholder of BN is entitled to receive either: (a) consideration per equity security that is identical in amount and form to the entitlement of the general body of holders in Canada; or (b) consideration for securities of a class of equity securities of BN that is not greater than the entitlement of the general body of holders in Canada of every other class of equity securities of BN in relation to the voting and financial participating interests represented by the respective securities.

The Transaction does not constitute a “related party transaction” for the purposes of MI 61-101 because BN and BWS are not related parties and other transactions between BN and BWS and their respective subsidiaries are exempt from the requirements of MI 61-101 applicable to related party transactions either as “downstream transactions” (as defined in MI 61-101) or as transactions among wholly-owned subsidiaries of a reporting issuer.

As a result of the foregoing, BN and BWS are not required to obtain minority approval or a formal valuation under MI 61-101 in connection with the Transaction.

Restricted Securities

As a reporting issuer in all of the provinces and territories of Canada, New BN will be, among other things, subject to the securities laws of the provinces and territories of Canada, including OSC Rule 56-501 and NI 41-101.

OSC Rule 56-501 regulates the creation and distribution of “restricted shares” by reporting issuers governed by Ontario securities law. The definition of “restricted shares” includes equity shares to which are attached voting rights exercisable in all circumstances, irrespective of the number or percentage of shares owned, that are less, on a per share basis, than the voting rights attaching to any other shares of an outstanding class of shares of the issuer.

OSC Rule 56-501 provides, among other things, that the prospectus exemptions under Ontario securities law are not available in respect of a “stock distribution” (as defined in OSC Rule 56-501), unless either: (i) the “stock distribution”

or (ii) the “reorganization” (as defined in OSC Rule 56-501) that resulted in the creation of the “restricted shares”, received “minority approval” in addition to any other required securityholder approval. OSC Rule 56-501 provides an exemption from the foregoing requirements to obtain minority approval if the stock distribution is of securities of an issuer that was a private company immediately before the completion of the stock distribution or it is a subsequent distribution by such an issuer of securities of the same class.

In connection with the Transaction, Class A Shares, which will be “restricted shares” within the meaning of OSC Rule 56-501, are being created and distributed. The distribution of Class A Shares will be exempt from the minority approval requirements of OSC Rule 56-501 because New BN will be a private company immediately prior to the Transaction.

NI 41-101 provides that an issuer must not file a prospectus under which “restricted securities” (as defined in NI 41-101) or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, restricted securities, are distributed unless either: (i) the distribution has received majority approval of the securityholders excluding any votes attaching to securities held by affiliates or control persons of the issuer, or (ii) the “restricted security reorganization” (as defined in NI 41-101) related to the securities to be distributed received prior majority approval of the securityholders excluding any votes attaching to securities held by affiliates or control persons of the issuer.

Following the completion of the Transaction, Class A Shares will be “restricted securities” within the meaning of NI 41-101. New BN has applied for and obtained exemptive relief from future securityholder approval requirements in connection with prospectus distributions of Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Class A Shares, pursuant to NI 41-101, to the extent applicable in the future. The exemptive relief order will allow New BN to file a prospectus in respect of Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for Class A Shares without requiring further approval by New BN shareholders. The exemptive relief is conditional on, among other things, the BN Resolutions and the BWS Resolutions having been approved by, on a combined basis, a majority of the votes cast by BN Class A Shareholders and BWS Class A Shareholders other than affiliates and control persons of BN and BWS.

Accordingly, (i) in respect of BN, voting in favor of the BN Resolutions will constitute voting in favor of New BN’s ability to conduct future issuances of Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Class A Shares pursuant to a prospectus, and (ii) in respect of BWS, voting in favor of the BWS Resolutions will constitute voting in favor of New BN’s ability to conduct future issuances of Class A Shares or securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, Class A Shares pursuant to a prospectus, in each case, without requiring further approval by New BN shareholders in accordance with NI 41-101.

As of the Record Date, a total of 24,867,374 BN Class A Shares and 21,191,111 BWS Class A Shares will be excluded for purposes of calculating the securityholder approval threshold described above.

The exemptive relief order will also allow New BN to refer to the Class A Shares, Class B Shares and Class E Share without using the prescribed restricted security terms, subject to certain conditions in the exemptive relief order.

Completion of the Transaction is not conditional on satisfaction of the conditions set forth in the exemptive relief order, but without reliance on such relief, future approval of New BN shareholders might be required in order for New BN to be permitted to undertake future issuances of Class A Shares. A copy of the exemptive relief order issued by the OSC is available at www.osc.ca.

Qualification and Resale of Securities

The Class A Shares and Class B Shares to be issued in connection with the Transaction will be issued in reliance on an exemption from the prospectus requirements of securities legislation in each province and territory of Canada. Subject to disclosure and regulatory requirements and to customary restrictions applicable to distributions of shares that constitute “control distributions”, the shares issued pursuant to the Transaction may be resold in each province and territory in Canada, subject in certain circumstances to the usual conditions that no unusual effort, or no effort, has been made to prepare the market or create demand.

United States Securities Law Matters

The following discussion is only a general overview of certain requirements of U.S. Securities Laws that may be applicable to securityholders in connection with the Transaction. Further information applicable to U.S. shareholders is disclosed under the heading “Notice to Securityholders in the United States”. All holders of such securities are urged to obtain legal advice to ensure that the resale of such securities complies with applicable U.S. Securities Laws.

The following discussion does not address the Canadian securities legislation that will apply to the issuance of Class A Shares, Exchangeable Shares, or the resale of these securities by U.S. shareholders within Canada. U.S. shareholders reselling their Class A Shares and Exchangeable Shares in Canada must comply with Canadian securities laws. See “—Canadian Securities Law Matters” above.

Exemption Relied Upon from the Registration Requirements of the U.S. Securities Act

The 3(a)(10) Securities to be issued pursuant to the Transaction have not been and will not be registered under the U.S. Securities Act and will be issued in reliance on the exemption afforded by Section 3(a)(10) of the U.S. Securities Act and in compliance with the U.S. Securities Laws of each state of the United States in which the holders reside.

Section 3(a)(10) of the U.S. Securities Act exempts from the registration requirements under the U.S. Securities Act the issuance of securities which have been approved by a court of competent jurisdiction, after a hearing upon the substantive and procedural fairness of the terms and conditions of the relevant transaction and at which all persons to whom it is proposed the securities will be issued shall have the right to appear. The Court issued the Interim Order on May 29, 2026 and, subject to the approval of the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution by the BN Shareholders and the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution by the BWS Shareholders, a hearing for a final order approving the Arrangement is expected to take place on or about July 21, 2026 at the Court at 330 University Avenue, Toronto, Ontario, M5G 1R7 or as soon thereafter as is reasonably practicable. All BN Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. See “—Court Approval” above.

Registration of Class A Shares Issued Upon Exchange of the Exchangeable Shares

The Class A Shares to be issued upon exchange of the Exchangeable Shares are not covered by the Section 3(a)(10) exemption from registration referenced above and are subject to the registration requirements of the U.S. Securities Act. Pursuant to the Transaction Agreement, New BN has agreed, among other things, to use its commercially reasonable efforts to: (i) file a U.S. Registration Statement, on an appropriate form, under the U.S. Securities Act to register any and all of the Class A Shares transferred or delivered to holders of the Exchangeable Shares by New BNC or any New BN Designee; (ii) cause the U.S. Registration Statement to become effective as soon as reasonably practicable after the initial filing thereof with the SEC; and (iii) following such effectiveness, cause the U.S. Registration Statement (or a successor registration statement) to remain effective and a U.S. Prospectus to remain available at all times that any Exchangeable Shares remain outstanding. Notwithstanding the foregoing, the Exchangeable Share Provisions provide that (a) none of New BN, New BNC or any New BN Designee shall be required to issue or deliver any Class A Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, and (b) unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, any Class A Shares issued or delivered to a holder of Exchangeable Shares registered in the name of or beneficially held by any Person who is not a U.S. Holder in connection with a retraction, redemption, liquidation or exchange of the Exchangeable Shares during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the NYSE or otherwise into the United States, and on exchange any Person who is not a U.S. Holder will be required to agree to this limitation on resale. For the avoidance of doubt, a U.S. Holder is permitted to receive and sell the Exchangeable Shares on the TSX in reliance on Rule 904 of Regulation S under the U.S. Securities Act.

Resales of Class A Shares After the Effective Time

The 3(a)(10) Securities to be issued pursuant to the Transaction will be freely transferable under U.S. Securities Laws, except by persons who are “affiliates” of New BN after the Effective Time, or were “affiliates” of BN or BWS within ninety (90) days prior to the Effective Time. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. Typically, persons who are executive officers, directors or 10% or greater shareholders of an issuer are considered to be its “affiliates”. Holders should consult with their own legal counsel regarding status as an “affiliate”.

Shareholders who are “affiliates” of New BN after the Effective Time or who were affiliates of BN or BWS within ninety (90) days prior to the Effective Time may not resell their 3(a)(10) Securities that they receive in connection with the Transaction in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 144 or Regulation S. For “affiliates”, Rule 144 imposes additional resale requirements, including volume limitations and manner of sale and notice requirements. Under Regulation S, resales by “affiliates” of New BN, otherwise than solely by virtue of their position as a director or officer, also may be subject to additional resale restrictions.

Additional Information

Following closing of the Transaction, New BN will be deemed to be a “successor issuer” to BN and BWS under the U.S. Exchange Act, and consequently, Class A Shares will be deemed to be registered pursuant to Section 12(b) of the U.S. Exchange Act and New BN will become subject to the reporting requirements of the U.S. Exchange Act. As a “foreign private issuer” under the U.S. Exchange Act, New BN will, upon consummation of the Transaction, be required to file and/or furnish to the SEC current and annual reports with the SEC. Such documents will be available electronically on EDGAR at www.sec.gov.

The solicitation of proxies hereby is not subject to the requirements of Section 14(a) of the U.S. Exchange Act, by virtue of an exemption applicable to proxy solicitations by a “foreign private issuer” under the U.S. Exchange Act. Accordingly, the solicitation of proxies is being made by or on behalf of BN and BWS in accordance with applicable corporate and securities laws, and this Transaction Supplement has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders should be aware that requirements under such Canadian laws and such disclosure requirements may differ from requirements under United States corporate and securities laws relating to United States corporations.

Information concerning BN, BWS and New BN contained in this Transaction Supplement has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. Unless otherwise indicated, the financial statements and other financial information set forth herein have been prepared in accordance with IFRS Accounting Standards. IFRS Accounting Standards differ from United States generally accepted accounting principles, and the financial statements and financial information presented may not be comparable with financial statements and financial information of similar United States entities that file reports with the SEC.

Prospective investors should be aware that the Transaction described in this Transaction Supplement may have tax consequences both in Canada and in the United States which are not described fully herein. Shareholders are urged to consult their tax advisors regarding the U.S. federal and Canadian income tax consequences of the Transaction. See “Certain United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations”.

INFORMATION CONCERNING NEW BN

Corporate Structure

New BN was incorporated on January 9, 2026. New BN has not carried on any active business and its sole issued and outstanding share capital is one hundred (100) class A common shares issued to BWS. The chart below provides an illustration of the simplified corporate structure of New BN immediately following completion of the Transaction. This chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information elsewhere included in this Transaction Supplement.

Notes:

(1)	BN will continue to be named Brookfield Corporation and upon completion of the Transaction, all of the outstanding (a) BN Class A Shares will be held indirectly by New BN; and (b) BN Class B Shares will continue to be held by BAM Partners Trust. The BN Preferred Shares will remain outstanding upon completion of the Transaction. BN will continue to be incorporated in Ontario, Canada and have ownership interests ranging from 27% to 100% across our Asset Management Business and Operating Businesses, with the remaining interests being owned by public shareholders.
(2)	New BNC will be named Brookfield Canada Corporation and will be incorporated in Ontario, Canada.
(3)	Eligible Canadian Holders who would not otherwise be able to participate in the Transaction on a tax-deferred basis may elect to receive Exchangeable Shares, which will be exchangeable at any time for Class A Shares.
(4)	BWS will continue to be named Brookfield Wealth Solutions Ltd. and all of its outstanding voting securities will be held indirectly by New BN upon completion of the Transaction. BWS will continue to be domiciled in Bermuda.
(5)	New BN will be named Brookfield Corporation Ltd. and upon completion of the Transaction, all of the outstanding (a) Class A Shares will be listed on the NYSE and TSX; and (b) Class B Shares, which are entitled to elect one-half of the New BN Board and approve all other matters requiring shareholder approval, will be held by Brookfield Partners Trust (formerly BNT Partners Trust). The outstanding Class E Share will be held by the Trustee to facilitate the voting rights of holders of Exchangeable Shares at New BN. New BN has been incorporated as an exempted company limited by shares under the laws of Bermuda. New BN’s head office and registered office as well as its principal executive offices will be located at 91 Front Street, Hamilton, Bermuda HM12. See “Information Concerning New BN – Description of Special Voting Share” “– Description of Class A Shares and Class B Shares” and “– Principal Securityholders”.

Description of the Business

After the completion of the Transaction, New BN will carry on its business through BN and BWS, which will continue to own and operate their various businesses as they did before the Transaction. New BN will operate as a leading global investment firm focused on building long-term wealth for institutions and individuals around the world and will, through its interests in BN and BWS, continue to invest across our three core businesses: Wealth Solutions, Asset Management and the Operating Businesses. There will be no change to the day-to-day operations of these businesses as a result of the Transaction and we remain focused on delivering 15%+ annualized returns to shareholders over the long term, driven by our disciplined investment approach and deep operational expertise.

For more information on our business, see “Part 1 – Our Business and Strategy” in the BN Annual Report and “Item 4.B Business Overview” in the BWS Annual Report.

Financial Information

The following table sets forth BN’s capitalization as at March 31, 2026 on an actual basis and the pro forma consolidated capitalization of New BN as at March 31, 2026 after giving effect to the Transaction. This table should be read in conjunction with the Consolidated Financial Statements and the BN Q1 2026 MD&A. Following the completion of the Transaction, BN will be the predecessor of New BN for accounting purposes and therefore the historical financial statements of BN will become the historical financial statements of New BN. The pro forma capitalization set forth below is for informational purposes only and does not purport to represent what New BN’s capitalization actually would have been if the Transaction had occurred on any date, and such data do not purport to project the capitalization of New BN for any future period.

	Brookfield	Pro-Forma
US$ Millions	Corporation	Capitalization – New
As at March 31, 2026	(actual)	BN1
Corporate borrowings	$14,271	$15,060
Non-recourse borrowings
Subsidiary borrowings	19,221	19,221
Property-specific borrowings	230,240	234,936
	263,732	269,217

Accounts payable and other	55,268	58,818	[2]
Deferred income tax liabilities	26,826	27,430	[2]
Subsidiary equity obligations	3,735	3,735
Liabilities associated with assets held for sale	4,410	4,410
Equity
Non-controlling interests	118,855	119,190
Preferred equity	4,090	4,090
Common equity	42,697	46,938	[3]
	165,642	170,218
Total capitalization	$519,613	$533,828

[1]	Reflects consolidation of BWS under IFRS; final capitalization may vary due to purchase price accounting adjustments.
[2]	Reflects consolidation of accounts payable and deferred tax liabilities within BWS as of March 31, 2026.
[3]	Reflects consolidation of Class A and B interests in BWS and other accounting adjustments.

Directors and Executive Officers

After completion of the Arrangement, the New BN Board is expected to be majority independent, and a majority of the members are expected to be existing members of the BN Board. We expect that the initial executive officers of New BN will be the same executive officers of BN.

Please see “Board of Directors and Officers” in the BN Annual Report, which is incorporated by reference in this Transaction Supplement, as well as “Director Nominees” in the BN Circular, for more information in respect of the directors and executive officers of New BN following the completion of the Transaction.

Distribution Policy

Distributions on the Class A Shares and Class B Shares are expected to be in line with the dividends paid on the BN Class A Shares and the BN Class B Shares prior to the Transaction. The declaration and payment of distributions on the Class A Shares and Class B Shares will be at the discretion of the New BN Board. Distributions are expected to be paid quarterly, at the end of March, June, September and December of each year. As with the BN Board prior to the Transaction, the New BN Board is expected to support a stable and consistent distribution policy and consider increasing dividends from time to time based on growth in the underlying cash flows generated by the business, among other factors. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

Share Capital

Following completion of the Transaction, New BN will be authorized to issue five (5) classes of shares: (i) Class A Shares; (ii) Class B Shares; (iii) one (1) Class E Share; (iv) class A senior preferred shares, issuable in series (the “New BN Senior Preferred Shares”); and (v) class A junior preferred shares, issuable in series (the “New BN Junior Preferred Shares”).

Upon completion of the Transaction, and based on the BN Class A Shares, BWS Class A Shares and BWS Class B Shares issued and outstanding as of the date of this Transaction Supplement, we anticipate that approximately 2.52 billion Class A Shares (including Class A Shares issuable upon exchange of the Exchangeable Shares), 36,000 Class B Shares and one (1) Class E Share will be issued and outstanding. The current BWS Class B Shareholder, BNT Partners Trust (which will be renamed “Brookfield Partners Trust” in connection with the Transaction), will hold 100% of the Class B Shares. The Trustee will hold the Class E Share.

See “The Transaction—Background to the Transaction” and “—Corporate Structure” above.

Description of Class A Shares and Class B Shares

The following description of Class A Shares and Class B Shares sets forth certain general terms and provisions of Class A Shares and Class B Shares. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of New BN’s bye-laws to be in effect on the Effective Date. For a comparison of rights of holders of Class A Shares, BN Class A Shareholders and BWS Class A Shareholders, please see “Comparison of Rights of Shareholders that Become Holders of Class A Shares”.

Dividend Rights and Rights Upon Dissolution or Winding Up

The Class A Shares rank on parity with the Class B Shares and rank after any senior preferred share or junior preferred share of New BN outstanding from time to time with respect to the payment of dividends (if, as and when declared by the New BN Board), distributions and reductions of share capital, and the return of capital on the liquidation, dissolution or winding up of New BN.

Voting Rights

Except as set out below under “— Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to receive notice of, and to attend and vote at, all meetings of New BN’s shareholders (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast one (1) vote per share. In addition to any other required shareholder approvals, all matters to be approved by shareholders of New BN (other than the election of directors and except where the Bermuda Companies Act requires a separate class vote for a merger, amalgamation or variation of class rights) must be approved by: (i) a majority of the votes cast by holders of Class A Shares and the Class E Share, and (ii) a majority of the votes cast by holders of Class B Shares.

Election of Directors

Consistent with the current structure for the appointment of the BN Board, in the election of directors, so long as the Class A Shares and the Class B Shares are outstanding, (i) holders of Class A Shares, together with the holder of the Class E Share (having regard to the Voting Trust Agreement) are entitled to elect one-half of the board of directors of New BN and (ii) holders of Class B Shares are entitled to elect the other one-half of the board of directors of New BN. Holders of the Class A Shares and the Class E Share will vote on resolutions proposing the election of candidates designated as ‘Class A Candidates’ and holders of the Class B Shares will vote on resolutions proposing the election of the candidates designated as ‘Class B Candidates’.

Each holder of Class A Shares and Class B Shares has the right to cast the number of votes equal to the number of Class A Shares or Class B Shares, as applicable, held by the holder multiplied by the number of nominees the holder of Class A Shares or the holder of Class B Shares would be entitled to vote for in the election of directors. A holder of Class A Shares may cast all such votes in favor of one candidate or distribute such votes among the candidates he or she is entitled to vote for in any manner the holder of Class A Shares sees fit. A holder of Class B Shares may cast all such votes in favor of one candidate or distribute such votes among the candidates he or she is entitled to vote for in any manner the holder of Class B Shares sees fit. Where a holder of Class A Shares or Class B Shares has voted for more than one candidate without specifying the distribution of votes among such candidates that he or she is entitled to vote for, the holder of Class A Shares or holder of Class B Shares will be deemed to have divided the holder’s votes equally among the candidates for whom the holder of Class A Shares or holder of Class B Shares voted.

Choice of Forum

Pursuant to the bye-laws of New BN to be in effect on the Effective Date, unless New BN consents in writing to the selection of an alternative forum, the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the sole and exclusive forum for any dispute that arises concerning the Companies Acts or out of or in connection with the bye-laws of New BN to be in effect on the Effective Date, including any question regarding the existence and scope of the bye-laws of New BN to be in effect on the Effective Date and/or whether there has been any breach of the Companies Acts or the bye-laws of New BN to be in effect on the Effective Date by an officer or director (whether or not such a claim is brought in the name of a holder of Class A Shares, the Class E Share or Class B Shares (the “Bermuda Forum Provision”)). The Bermuda Forum Provision will not apply to any causes of action arising under the U.S. Securities Act or the U.S. Exchange Act. In addition, the bye-laws of New BN to be in effect on the Effective Date further provide that unless New BN consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the U.S. Securities Act (the “U.S. Federal Forum Provision”). The bye-laws of New BN to be in effect on the Effective Date provide that any person or entity purchasing or otherwise acquiring any interest in any share or other security of New BN is deemed to have notice of and consented to the Bermuda Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.

Other Provisions

Immediately following the completion of the Transaction, New BN, BNT Partners Trust (which will be renamed “Brookfield Partners Trust” in connection with the Transaction) and Computershare Trust Company of Canada will enter into an agreement relating to the Class B Shares (the “2026 Trust Agreement”). The 2026 Trust Agreement provides, among other things, that the BNT Partners Trust will not sell any Class B Shares, directly or indirectly, pursuant to a takeover bid at a price per share in excess of 115% of the market price of the Class A Shares or as part of a transaction involving purchases made from more than five persons or companies in the aggregate, unless a concurrent offer is made to all holders of Class A Shares. The 2026 Trust Agreement will also provide that the concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the BNT Partners Trust; (ii) at a price per share at least as high as the highest price per share paid pursuant to the takeover bid for the Class B Shares; and (iii) on the same terms in all material respects as the offer for the Class B Shares.

These provisions in the 2026 Trust Agreement will also apply to any transaction that would be deemed an indirect offer for the Class B Shares under applicable takeover bid legislation in Canada. Additionally, BNT Partners Trust will agree to prevent any person or company from carrying out a direct or indirect sale of Class B Shares in contravention of the 2026 Trust Agreement.

Description of Class E Share

The following description of the Class E Share sets forth certain general terms and provisions of the Class E Share. This description is in all respects subject to and qualified in its entirety by applicable law and the provisions of New BN’s bye-laws to be in effect on the Effective Date.

The Class E Share has been created to allow holders of Exchangeable Shares to exercise voting rights with respect to New BN. Pursuant to the Voting Trust Agreement, New BN will issue to and deposit with the Trustee one Class E Share to be held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the holders of the Exchangeable Shares. The holder of the Class E Share will be entitled to receive notice of, and to attend and vote at, all general meetings of New BN at which holders of Class A Shares are entitled to vote. With respect to all meetings of shareholders of New BN at which holders of Class A Shares are entitled to vote, each holder of Exchangeable Shares shall be entitled to instruct the Trustee to cast, and the Trustee shall be obligated to cast, a number of votes equal to the product of (a) the number of outstanding Exchangeable Shares held by such holder as at the record date for the relevant meeting and (b) the Exchange Ratio in effect at that time, as set forth in the Exchangeable Share Provisions. The Trustee will exercise the voting rights attached to the Class E Share only as directed by the holders of the Exchangeable Shares and, in the absence of any instructions, will not exercise or permit the exercise of such voting rights.

In addition to any other required shareholder approvals, all matters to be approved by the holder of the Class E Share (other than the election of directors) must be approved by a majority of the votes cast by holders of Class A Shares and the Class E Share, except where the Bermuda Companies Act requires a separate class vote for a merger, amalgamation or variation of class rights.

With respect to the election of directors, holders of Exchangeable Shares who provide voting instructions to the Trustee shall be entitled to direct the Trustee to cast votes for nominees for election to the board of directors of New BN who the holders of Class A Shares and the Class E Share are entitled to vote for. The Trustee has the right to cast the number of votes equal to the product of (a) the number of outstanding Exchangeable Shares for which the Trustee has received voting instructions from the holders of Exchangeable Shares as of the record date and (b) the Exchange Ratio in effect at that time, as set forth in the Exchangeable Share Provisions, multiplied by the number of nominees for whom the Trustee would be entitled to vote for in the election of directors. Where the holder of the Class E Share has voted for more than one candidate without specifying the distribution of votes among such candidates that it is entitled to vote for, the holder of the Class E Share will be deemed to have divided its votes equally among the candidates for whom the holder of the Class E Share voted.

The holder of the Class E Share is not entitled to receive any dividends or other distributions or to participate in any distribution of assets in the event of the liquidation, dissolution or winding-up of New BN. At such time as no Exchangeable Shares (other than Exchangeable Shares owned by New BN and its subsidiaries) are outstanding, New BN may, at its option, redeem and cancel the Class E Share for an amount equal to $1.00. See “Information Concerning New BNC— Voting Trust Agreement”.

Prior Sales

Upon formation of New BN, BWS subscribed for one hundred (100) class A common shares of New BN for an aggregate subscription price of $100. New BN is not expected to issue any other securities prior to the Effective Date.

As part of the Transaction, the one hundred (100) class A common shares of New BN held by BWS will be redesignated into Class A Shares.

Listing and Trading of Class A Shares

The Class A Shares will be listed and posted for trading on the NYSE and TSX in connection with the completion of the Transaction and will trade under the symbol “BN”.

There is currently no public trading market for Class A Shares. Listing on the NYSE is subject to New BN fulfilling all of the requirements of the NYSE, and listing on the TSX is subject to New BN fulfilling all of the requirements of the TSX on or before the first trading day of Class A Shares.

Principal Securityholders

For over 50 years, the partners of Brookfield (the “Partnership” or “Partners”) have owned a substantial portion of their investments in Brookfield in partnership with one another. Today, this includes significant ownership of the BN Class A Shares and the shares of BAM and BWS. This ownership framework among the Partners has been an important underpinning of Brookfield’s culture and instrumental to the governance of Brookfield, enabling an uncompromising focus on long-term value creation for all stakeholders.

The Partners include both current and former senior executives and directors of Brookfield. We believe that the Partnership promotes decision-making that is entrepreneurial, collaborative and aligned with the long-term interests of Brookfield. The financial strength and sustainability of the Partnership is characterized by a consistent focus on renewal—longstanding members mentoring new generations of leaders and financially supporting their admission as Partners. We believe this is a critical component to preserving our long-term culture and vision. The Partnership remains resolutely focused on the long-term success of Brookfield for the benefit of all stakeholders, through all economic conditions.

The economic interests of the Partners in Brookfield securities consist primarily of (i) direct ownership of shares, as well as indirect ownership (such as shares that are held through holding companies and by foundations) by the Partners on an individual basis; and (ii) the Partners’ proportionate beneficial interests in shares held by Partners Value Investments L.P. (“PVI”). PVI is a listed investment partnership whose principal business activity is owning equity interests in Brookfield for the long-term. As at May 28, 2026, the Partners owned over 90% of PVI’s equity units. PVI owns approximately 181 million BN Class A Shares and 12 million BWS Class A Shares (each on a fully diluted basis).

Upon completion of the Transaction, it is expected that the Partners will beneficially own, in the aggregate, approximately 20% of the Class A Shares and Exchangeable Shares.

In order to foster within New BN the same benefits of long-term stability and continuity as BN has benefited from, 100% of the Class B Shares will be held through the current BWS Class B Shareholder, BNT Partners Trust (which will be renamed “Brookfield Partners Trust” in connection with the Transaction). The beneficial interests in BNT Partners Trust, and the voting interests in its trustee, are held as follows: Bruce Flatt (41%), Barry Blattman, Brian Kingston and Sachin Shah (27%) in equal parts, and Anuj Ranjan, Connor Teskey, Cyrus Madon and Bill Powell (32%) in equal parts. As such, no single individual or entity controls BNT Partners Trust. In the event of a fundamental disagreement among the shareholders of the trustee (and until the disagreement is resolved), three individuals have been granted the authority to govern and direct the actions of BNT Partners Trust. These individuals are, and their successors are required to be, longstanding and respected business colleagues associated with Brookfield. The individuals, at the current time, none of whom is a Partners, are Marcel R. Coutu, Frank J. McKenna and Lord O’Donnell.

Executive Compensation

New BN has not yet paid any compensation to any of its executive officers or any person expected to become an executive officer of New BN. The form and amount of the compensation to be paid to each of New BN’s executive officers in any future period will be determined in a manner consistent with that of BN.

For a discussion of executive compensation matters as they will relate to New BN upon completion of the Transaction, see “Compensation Discussion and Analysis” in the BN Circular.

Board Committees

Following completion of the Transaction, New BN will have the following two standing committees of the New BN Board, which will assist in the effective functioning of the New BN Board and help ensure that the views of independent directors are effectively represented:

●	audit committee; and

●	governance, nominating and compensation committee.

The responsibilities of these committees will be set out in written charters, which will be reviewed and approved annually by the New BN Board. It will be the New BN Board’s policy that all committees must consist entirely of independent directors. Special committees may be formed from time to time as required to review particular matters or transactions.

While the New BN Board will retain overall responsibility for corporate governance matters, each standing committee will have specific responsibilities for certain aspects of corporate governance in addition to its other responsibilities, as described below.

Audit Committee

Following completion of the Arrangement, the New BN Board will be required to establish and maintain at all times an audit committee (the “New BN Audit Committee”) that operates pursuant to a written charter. The New BN Audit Committee will be responsible for monitoring New BN’s systems and procedures for financial reporting and associated internal controls, and the performance of New BN’s external and internal auditors. It will be responsible for reviewing certain public disclosure documents before their approval by the full New BN Board and release to the public, such as New BN’s quarterly and annual financial statements and management’s discussion and analysis. The New BN Audit Committee will also be responsible for recommending the independent registered public accounting firm to be nominated for appointment as the external auditor, and for approving the assignment of any non-audit work to be performed by the external auditor, subject to the New BN Audit Committee’s Audit Policy. The New BN Audit Committee will meet regularly in private sessions with New BN’s external auditor and internal auditors, without management present, to discuss and review specific issues as appropriate.

In addition to being independent directors as described above, all members of the New BN Audit Committee will be required to meet an additional “independence” test under Canadian securities laws and the Sarbanes-Oxley Act, in that their directors’ fees must be and are the only compensation they receive, directly or indirectly, from New BN. Further, the New BN Audit Committee will require that all its members disclose any form of association with a present or former internal or external auditor of New BN to the New BN Board for a determination as to whether this association affects the independent status of the director.

Each of the members of the New BN Audit Committee will be persons determined by New BN to be financially literate within the meaning of National Instrument 52-110 – Audit Committees. Each of the members of the New BN Audit Committee will have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by New BN’s financial statements. Further, the New BN Audit Committee requires that all its members disclose any form of association with a present or former internal or external auditor of

New BN to the New BN Board for a determination as to whether this association affects the independent status of the director.

Governance, Nominating and Compensation Committee

Following completion of the Transaction, the New BN Board will be required to establish and maintain at all times a governance, nominating and compensation committee (the “New BN GNCC”) that operates pursuant to a written charter. As described above, the New BN GNCC will be required to consist of solely independent directors.

The New BN GNCC, in consultation with the chair of the New BN Board, will be responsible for assessing from time to time the size and composition of the New BN Board and its committees; to review the effectiveness of the New BN Board’s operations and its relations with management; to assess the performance of the New BN Board, its committees and individual directors; to review New BN’s statement of corporate governance practices; and to review and recommend the directors’ compensation.

The New BN Board will have in place a formal procedure for evaluating the performance of the New BN Board, its committees and individual directors – the New BN GNCC will review the performance of the New BN Board, its committees and the contribution of individual directors on an annual basis.

The New BN GNCC will also be responsible for reviewing the credentials of proposed nominees for election or appointment to the New BN Board and for recommending candidates for New BN Board membership, including the candidates proposed to be nominated for election to the New BN Board at the annual meeting of shareholders. To do this, the New BN GNCC will maintain an “evergreen” list of candidates to ensure outstanding candidates with needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates will be assessed in relation to the criteria established by the New BN Board to ensure that the New BN Board has the appropriate mix of talent, quality, skills, diversity, perspectives and other requirements necessary to promote sound governance and New BN Board effectiveness. The New BN GNCC will also be responsible for overseeing New BN’s approach to sustainability matters, which includes a review of their sustainability initiatives and any material disclosures regarding sustainability matters.

The New BN GNCC will review, at least once a year, the composition of the committees to ensure that committee membership complies with the relevant governance guidelines, that the workload for independent directors is balanced, and that committee positions are rotated as appropriate. In doing so, the New BN GNCC will consult with the chair of the New BN Board and make recommendations to the New BN Board, which appoints committee members.

The New BN GNCC will also be responsible for reviewing and reporting to the New BN Board on management resource matters for New BN, including ensuring a diverse pool for succession planning, the job descriptions and annual objectives of senior executives, the form of executive compensation in general, including an assessment of the risks associated with the compensation plans and the levels of compensation of the CEO and other senior executives. The compensation of New BN’s CEO will be set by the New BN GNCC. The New BN GNCC will also review the performance of senior management against written objectives and reports thereon. In addition, the New BN GNCC will be responsible for reviewing any allegations of workplace misconduct claims that are brought to the New BN GNCC’s attention through New BN’s ethics hotline, a referral from New BN’s human resources department, or otherwise.

In reviewing New BN’s compensation policies and practices each year, the New BN GNCC will seek to ensure the executive compensation program provides an appropriate balance of risk and reward consistent with New BN’s risk profile. The New BN GNCC will also seek to ensure New BN’s compensation practices do not encourage excessive risk-taking behavior by the senior management team. The participation in long-term incentive plans is intended to discourage executives from taking excessive risks in order to achieve short-term unsustainable performance.

All members of the New BN GNCC will meet the standard director independence test in that they will have no relationship which could, in the view of the New BN Board, be reasonably expected to interfere with the exercise of their independent judgment. The New BN Board will adopt a heightened test of independence for all members of the

New BN GNCC, which will entail that the New BN Board will have determined that no New BN GNCC member has a relationship with senior management that would impair the member’s ability to make independent judgments about New BN’s executive compensation. This additional independence test will comply with the test in the listing standards of the NYSE. Additionally, the New BN GNCC will evaluate the independence of any advisor it retains in order to comply with the aforementioned NYSE listing standards.

In addition, on an annual basis, the New BN GNCC will review and recommend for approval to the New BN Board, a number of New BN’s conduct guidelines and corporate policies, including a code of business conduct and ethics and guidelines which will apply to New BN’s directors, officers and employees as well as New BN’s investment and capital markets activities, including the thresholds and other criteria governing when such activities can be approved by management and when New BN Board approval is required.

Auditors, Transfer Agent and Registrar

Deloitte LLP is the auditor of New BN.

The transfer agent and registrar for Class A Shares will be TSX Trust Company, at its principal office in Toronto, Ontario, Canada (the “Transfer Agent”) and Equiniti Trust Company, LLC will be appointed to act as co-transfer agent and co-registrar for the purpose of registering Class A Shares and transfers of Class A Shares.

INFORMATION CONCERNING NEW BNC

New BNC will be a corporation incorporated under the OBCA prior to completion of the Transaction. New BNC will be an indirect subsidiary of New BN. Following completion of the Arrangement, it is expected that New BNC will own all of the issued and outstanding BN Class A Shares. The registered and head office of New BNC will be located at Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.

Board of Directors

After completion of the Transaction, the board of directors of New BNC is expected to be 50% independent, and a majority of the members are expected to be existing members of the BN Board.

Share Capital

Following completion of the Transaction, New BNC will be authorized to issue, among other classes, three classes of shares: (i) an unlimited number of Exchangeable Shares, which are exchangeable at any time for Class A Shares and carry a distribution entitlement that is identical to the Class A Shares; (ii) an unlimited number of New BNC Common Shares; and (iii) an unlimited number of New BNC Junior Preferred Shares.

Description of Exchangeable Shares

The Exchangeable Shares will be issued by New BNC and will carry, as nearly as reasonably practicable, equivalent economic entitlements to those of the Class A Shares for which they are exchangeable. There are possible disadvantages or risks of holding Exchangeable Shares. See “Risk Factors—Risks Relating to the Class A Shares and the Exchangeable Shares”.

The board of directors of New BNC is required to determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the board of directors of New BNC may determine), “economic equivalence” for the purposes of the Exchangeable Shares Provisions and each such determination will be conclusive and binding on New BNC and its shareholders. In making each such determination, the board of directors of New BNC shall consider a number of factors as set out in the Exchangeable Share Provisions.

Eligible Canadian Holders may wish to elect to receive Exchangeable Shares rather than Class A Shares, as full or partial consideration for their BN Class A Shares, in order to take advantage of a full or partial tax deferral available under the Tax Act. The Canadian tax consequences of receiving or holding Exchangeable Shares may differ significantly from the Canadian tax consequences of receiving or holding Class A Shares depending upon the particular circumstances of an Eligible Canadian Holder. Careful consideration should be given by Eligible Canadian Holders to the tax consequences in determining whether or not an election should be made to receive Exchangeable Shares. See “Certain Canadian Federal Income Tax Considerations”.

The following summary is a description of certain material provisions of the Exchangeable Share Provisions, is not comprehensive and is qualified in its entirety by reference to the complete text thereof which is attached as Schedule A to the Plan of Arrangement attached as Schedule A to the Transaction Agreement, which is attached as Appendix H hereto.

Ranking

The Exchangeable Shares shall be entitled to a preference over the New BNC Common Shares, the junior redeemable preferred shares and any other shares ranking junior to the Exchangeable Shares (collectively, the “New BNC Junior Shares”) with respect to (i) the payment of dividends or other distributions, and (ii) the distribution of assets in the event of the liquidation, dissolution or winding-up of New BNC, whether voluntary or involuntary, or any other distribution of the assets of New BNC among its shareholders for the purpose of winding up its affairs.

Dividends and Other Distributions

Holders of Exchangeable Shares will be entitled to receive economically equivalent dividends or other distributions on the Exchangeable Shares at the same time and in the same amount (but not necessarily in the same legal form) as the dividends or other distributions paid on each Class A Share. The board of directors of New BNC shall, subject to applicable law, as and when amounts are declared by the New BN Board on the Class A Shares, declare a dividend or other distribution on each Exchangeable Share:

(a)	in the case of a cash dividend, return of capital or other cash distribution declared on or in respect of the Class A Shares, in an amount in cash for each Exchangeable Share equal to the product of (A) the Exchange Ratio in effect on the applicable Record Date (as defined in the Exchangeable Share Provisions), multiplied by (B) the cash dividend, return of capital or other cash distribution declared on or in respect of each Class A Share;

(b)	in the case of a stock or share dividend or other distribution declared on or in respect of the Class A Shares to be paid or otherwise satisfied in Class A Shares, or in the case of a split or subdivision of the Class A Shares to be paid or otherwise satisfied, by the issue by New BNC of such number of Exchangeable Shares for each Exchangeable Share as is equal to the product of (A) the Exchange Ratio in effect on the applicable Record Date (as defined in the Exchangeable Share Provisions) (or, in the case of a split or subdivision, on the effective date of such split or subdivision), multiplied by (B) the number of Class A Shares to be paid on each Class A Share (or, in the case of a split or subdivision, the number of Class A Shares resulting from such split or subdivision for each Class A Share held immediately prior thereto); or

(c)	in the case of a dividend or other distribution declared on or in respect of the Class A Shares to be paid or otherwise satisfied in property other than cash or Class A Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (as determined by the board of directors of New BNC in good faith, whose determination shall be conclusive and binding) the type and amount of property declared as a dividend or other distribution or return of capital, on or in respect of each Class A Share, multiplied by the Exchange Ratio in effect on the applicable Record Date (as defined in the Exchangeable Share Provisions).

Such dividends or other distributions shall be paid out of money, assets or property of New BNC properly applicable to the payment of dividends or other distributions (less any amount withheld pursuant to the Exchangeable Share Provisions), out of authorized but unissued shares of New BNC, or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions other than or in excess of the foregoing and the legal form of any distribution (whether as a dividend or other distribution) shall be determined at the discretion of the board of directors of New BNC and such legal form may differ from the legal form of the corresponding distribution declared on the Class A Shares. For greater certainty, such dividends or other distributions paid on the Exchangeable Shares are not required to take the same legal form as the corresponding dividends, other distributions or returns of capital paid on the Class A Shares.

The record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution declared on the Exchangeable Shares will be the same dates as the record date and payment date, respectively, for the corresponding stock or share dividend or other distribution or return of capital declared on the Class A Shares, each as set and approved by the New BN Board and the board of directors of New BNC, as applicable.

If on any payment date for any dividends or other distributions declared on the Exchangeable Shares, the dividends or other distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions that remain unpaid will be paid on a subsequent date or dates determined by the board of directors of New BNC on which New BNC shall have sufficient monies, assets or property properly applicable to the payment of such dividends or other distributions.

If the full amount of a dividend or other distribution to which the holders of Exchangeable Shares are entitled is not declared by the board of directors of New BNC, or is declared but is not paid on the applicable payment date, then such dividend or other distribution shall accrue and accumulate, whether or not New BNC has earnings, whether or not there are funds legally available for the payment thereof and whether or not such dividends or other distributions are earned, declared or authorized (such amounts, the “Unpaid Dividends”). Any dividend or other distribution payment made on the Exchangeable Shares shall first be credited against the earliest Unpaid Dividends due with respect to such Exchangeable Shares which remains payable. For greater certainty, upon payment of the Exchangeable Share Consideration to a holder, such holder shall cease to have any entitlement to receive directly from New BNC or New BN, as applicable, any dividend or other distribution included in the calculation of Unpaid Dividends.

Exchange Ratio Adjustments

The “Exchange Ratio” shall be equal to 1.0000 at the time of initial issuance of the Exchangeable Shares and shall be subject to adjustment from time to time in accordance with the Exchangeable Share Provisions to reflect certain capital events, including (i) if New BN declares or pays a dividend on its outstanding Class A Shares wholly or partly in Class A Shares, or if New BNC declares or pays a distribution to holders of Exchangeable Shares consisting wholly or partly of Exchangeable Shares, in each case, without a corresponding dividend or distribution, as applicable, being paid by the other entity; (ii) if New BN splits, subdivides, reverse-splits or combines its outstanding Class A Shares, or if New BNC effects a corresponding change in its outstanding Exchangeable Shares, as applicable, without a corresponding event occurring at the other entity; (iii) if New BN distributes any rights, options or warrants to all or substantially all holders of Class A Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Class A Shares (or other securities convertible into, exchangeable for or exercisable for Class A Shares), without a corresponding distribution of comparable rights, options or warrants by New BNC, or if New BNC distributes any rights, options or warrants to all or substantially all holders of Exchangeable Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Exchangeable Shares (or other securities convertible into, exchangeable for or exercisable for Exchangeable Shares) at a price per share that is less than the average market price of the Exchangeable Shares for the applicable period, without a corresponding distribution of comparable rights, options or warrants by New BN; (iv) if New BN distributes to all or substantially all holders of Class A Shares evidences of its indebtedness or assets (including securities), or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities, but excluding all distributions where a comparable distribution (or the cash equivalent) is made by New BNC; (v) if New BN effects a Spin-Off, unless a corresponding distribution or equivalent compensation is made by New BNC in respect of the Exchangeable Shares; or (vi) if New BN or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the Class A Shares (but excluding for all purposes any tender or exchange offer to exchange Class A Shares for Exchangeable Shares or any other security economically equivalent to Class A Shares), to the extent that the cash and value of any other consideration included in the payment per Class A Share exceeds certain thresholds. If any other event occurs that would otherwise result in dilution or a change in the economic equivalence between the Exchangeable Shares and the Class A Shares, the Exchange Ratio shall be adjusted in such manner as the board of directors of New BNC and the New BN Board mutually determine in good faith to be appropriate to maintain such economic equivalence. Any adjustment to the Exchange Ratio shall be calculated up to four decimal places. Within ten (10) Business Days of the effectiveness of any adjustment or readjustment of the Exchange Ratio, New BNC shall make a public announcement of such adjustment or readjustment.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, New BNC shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares:

(a)	pay any dividends or other distributions on the New BNC Junior Shares, other than stock or share dividends payable in New BNC Junior Shares;

(b)	redeem or purchase or make any capital distribution in respect of any New BNC Junior Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of New BNC, whether voluntary or involuntary, or any other distribution of the assets of New BNC among its shareholders for the purpose of winding up its affairs;

(c)	redeem or purchase or make any capital distribution in respect of any other shares of New BNC ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of New BNC, whether voluntary or involuntary, or any other distribution of the assets of New BNC among its shareholders for the purpose of winding up its affairs; or

(d)	issue any Exchangeable Shares or any other shares of New BNC ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of stock or share dividend to the holders of such Exchangeable Shares or pursuant to a shareholders rights plan adopted by New BNC.

The restrictions listed in (a), (b), (c) and (d) above shall not apply if all dividends or other distributions on the outstanding Exchangeable Shares corresponding to dividends, returns of capital or other distributions declared and paid on the Class A Shares shall have been declared and paid in full on the Exchangeable Shares prior to or as at the date of any such event referred to in (a), (b), (c) and (d) above.

Distribution on Liquidation

Subject to applicable laws and the due exercise by New BN or any New BN Designee of the Retraction Call Right, in the event of the liquidation, dissolution or winding-up of New BNC or any other distribution of the assets of New BNC among its shareholders for the purpose of winding up its affairs (a “New BNC Company Liquidation Event”), a holder of Exchangeable Shares shall be entitled to receive from the assets of New BNC in respect of each Exchangeable Share held by such holder on the effective date of such New BNC Company Liquidation Event (the “Liquidation Date”), before any distribution of any part of the assets of New BNC among the holders of New BNC Junior Shares, an amount per share (the “Liquidation Entitlement”) equal to the amount a holder of such Exchangeable Share would have received from New BN had such holder exercised its Retraction Right and New BN was then subject to a New BN Liquidation Event, which price shall be satisfied in full by New BNC delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Entitlement.

Notwithstanding the foregoing, upon the occurrence of a New BNC Company Liquidation Event, each holder of Exchangeable Shares shall, subject to applicable law and the due exercise by New BN or any New BN Designee of the Retraction Call Right, be deemed without any further action on the part of such holder to have delivered a Retraction Request and to have exercised its Retraction Right with respect to all Exchangeable Shares held by such holder immediately prior to the Liquidation Date, and the provisions relating to retraction of Exchangeable Shares (including, for greater certainty, the Retraction Call Right) shall apply mutatis mutandis to such deemed Retraction Request and deemed exercise of the Retraction Right. After New BNC, New BN or any New BN Designee, as applicable, has satisfied its obligations to pay the holders of the Exchangeable Shares the aggregate Retraction Price or Retraction Call Right Purchase Price, as applicable, such holders shall not be entitled to share in any further distribution of the assets of New BNC.

In the event of the liquidation, dissolution or winding-up of New BN or any other distribution of the assets of New BN among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary (a “New BN Liquidation Event”), immediately prior to such New BN Liquidation Event, each holder of the then outstanding Exchangeable Shares shall, subject to applicable law and the due exercise by New BN or any New BN Designee of the Retraction Call Right, be deemed without any further action on the part of such holder to have delivered a Retraction Request and to have exercised its Retraction Right with respect to all Exchangeable Shares held by such holder for the Exchangeable Share Price immediately prior to the effective date of such New BN Liquidation Event, and the provisions relating to retraction of Exchangeable Shares (including, for greater certainty, the Retraction Call Right) shall apply mutatis mutandis to such deemed Retraction Request and deemed exercise of the Retraction Right.

Retraction of Exchangeable Shares and Associated Call Right

Subject to applicable laws and the due exercise by New BN or any New BN Designee of the Retraction Call Right (as defined below), a holder of Exchangeable Shares shall be entitled (the “Retraction Right”) at any time to require New BNC to redeem any or all Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (as defined below) (the “Retraction Price”), which price shall be satisfied in full by New BNC delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price.

A holder of Exchangeable Shares must give notice of a request to redeem by presenting and surrendering to New BNC or the Transfer Agent the certificate(s) representing the Exchangeable Shares that the holder desires to have New BNC redeem, together with (i) such other documents and instruments as may be required to effect a transfer of the Exchangeable Shares under the OBCA and the articles of New BNC, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and New BNC may reasonably require and (ii) a duly executed request (the “Retraction Request”): (A) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate(s) (the “Retracted Shares”) redeemed by New BNC, provided that the number of Retracted Shares must be a whole number of Exchangeable Shares; (B) stating the Business Day on which the holder desires to have New BNC redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall not be less than ten (10) Business Days nor more than fifteen (15) Business Days after the date on which the Retraction Request is received by New BNC (or such additional period as may be mutually agreed) and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the tenth (10th) Business Day after the date on which the Retraction Request is received by New BNC; and (C) acknowledging the overriding right (the “Retraction Call Right”) of New BN or any New BN Designee to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to New BN or any New BN Designee in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in the Exchangeable Share Provisions.

In the event that a holder of Exchangeable Shares delivers a Retraction Request, or a holder of Exchangeable Shares is deemed to have exercised its Retraction Right pursuant to the Exchangeable Share Provisions relating to liquidation or redemption, the Retraction Call Right will be available to New BN and any New BN Designee, notwithstanding the proposed redemption of the Exchangeable Shares, to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by New BN or any New BN Designee, as the case may be, of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Call Right Purchase Price”), which price shall be satisfied in full by New BN or any New BN Designee, as the case may be, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to New BN or any New BN Designee, as the case may be, on the Retraction Date on payment by New BN or any New BN Designee, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares.

Upon receipt by New BNC of a Retraction Request, New BNC shall immediately notify New BN and any New BN Designee and shall provide New BN and any New BN Designee with a copy of the Retraction Request. Any New BN Designee shall only be entitled to exercise the Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which New BN has not exercised the Retraction Call Right. To exercise its Retraction Call Right, New BN or any New BN Designee, as the case may be, must notify New BNC in writing of its determination to do so (a “Retraction Call Notice”) within five (5) Business Days after New BNC notifies New BN and any New BN Designee of the Retraction Request. If neither New BN nor any New BN Designee so notifies New BNC within such five (5) Business Day period, New BNC shall notify the holder as soon as possible thereafter that neither New BN nor any New BN Designee will exercise the Retraction Call Right. If one or both of New BN and any New BN Designee delivers a Retraction Call Notice within such five (5) Business Day period and duly exercises its Retraction Call Right, the obligation of New BNC to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares in the manner specified in the Exchangeable Share Provisions, New BN or any New BN Designee, as the case may be, shall purchase from such holder and such holder shall sell to New BN or any New BN Designee, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Transfer Agent, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by New BNC of such Retracted Shares shall take place on the Retraction Date.

A holder of Exchangeable Shares who has made a Retraction Request may, by notice in writing given by the holder to New BNC before the close of business on the second (2nd) Business Day immediately preceding the Retraction Date, withdraw such Retraction Request, in which event such Retraction Request will be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell such Exchangeable Shares to New BN or any New BN Designee shall be deemed to have been revoked.

Redemption of Exchangeable Shares and Associated Call Right

Subject to applicable laws and the due exercise by New BN or any New BN Designee of the Redemption Call Right (as defined below), New BNC shall have the right (the “Redemption Right”), exercisable at any time after the Redemption Date (as defined below) without any approval, consent, or action by the holders of Exchangeable Shares, to redeem all but not less than all of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by New BN and its subsidiaries) for an amount per share (the “Redemption Price”) equal to the Liquidation Entitlement as of the last Business Day prior to the Redemption Date, which price shall be satisfied in full by New BNC delivering or causing to be delivered the Exchangeable Share Consideration for each Exchangeable Share held by such holder. Notwithstanding the foregoing, where there is a Redemption Date, unless a holder of Exchangeable Shares delivers a Holder Redemption Election Notice (as defined below) in accordance with the Exchangeable Share Provisions, such holder shall be deemed without any further action on the part of such holder to have delivered a Retraction Request and to have exercised its Retraction Right with respect to all Exchangeable Shares held by such holder for the Exchangeable Share Price immediately prior to such Redemption Date, and the provisions relating to retraction (including, for greater certainty, the Retraction Call Right) shall apply mutatis mutandis to such deemed Retraction Request and deemed exercise of the Retraction Right.

A holder of Exchangeable Shares who wishes to have New BNC redeem such holder’s Exchangeable Shares on the Redemption Date (rather than being deemed to have exercised its Retraction Right) must deliver a written notice to New BNC (a “Holder Redemption Election Notice”) electing to have New BNC redeem all of the Exchangeable Shares held by such holder. A Holder Redemption Election Notice shall be delivered to the registered office of New BNC or to any office of the Transfer Agent as may be specified by New BNC in the notice of redemption delivered, and must be received by New BNC or the Transfer Agent, as applicable, not less than ten (10) Business Days prior to the Redemption Date (or, if the notice of redemption specifies a period of less than thirty (30) days prior to the Redemption Date, not less than five (5) Business Days prior to the Redemption Date). A Holder Redemption Election Notice, once delivered, shall be irrevocable.

The “Redemption Date” is the date, if any, established by the board of directors of New BNC for the redemption by New BNC of all but not less than all of the then outstanding Exchangeable Shares, other than Exchangeable Shares held by New BN and its subsidiaries (which, at New BNC’s option, need not be redeemed), which date shall be no earlier than the fifteenth (15th) anniversary of the Effective Date, unless:

(a)	at any time after the fifth (5th) anniversary of the Effective Date, the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by New BN and its subsidiaries) is less than 10% of the number of Exchangeable Shares issued and outstanding on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the board of directors of New BNC in certain circumstances set forth in the Exchangeable Share Provisions), in which case the board of directors of New BNC may accelerate such Redemption Date to such date as it may determine, upon at least 30 days’ prior written notice to the holders of the Exchangeable Shares;

(b)	a New BN Control Transaction (as such term is defined in the Exchangeable Share Provisions) is proposed, in which case, provided that the board of directors of New BNC determines in good faith that it is not practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such New BN Control Transaction or that the redemption of all but not less than all of the then outstanding Exchangeable Shares, other than Exchangeable Shares held by New BN and its subsidiaries (which, at New BNC’s option, need not be redeemed) is necessary to enable the completion of such New BN Control Transaction in accordance with its terms, the board of directors of New BNC may accelerate such Redemption Date to such date as it may determine, upon such number of days’ prior written notice to the holders of the Exchangeable Shares as the board of directors of New BNC may determine to be reasonably practicable in such circumstances;

(c)	a New BN Liquidation Event is pending, in which case the Redemption Date shall be deemed to be the day immediately prior to the effective date of such New BN Liquidation Event;

(d)	an Exchangeable Share Voting Event (as such term is defined in the Exchangeable Share Provisions) is proposed and (A) the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exchangeable Share Voting Event, and (B) the board of directors of New BNC has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) intended by the Exchangeable Share Voting Event in a commercially reasonable manner that does not result in an Exchangeable Share Voting Event, in which case the Redemption Date shall be the Business Day following the day on which the later of the events described in (A) and (B) above occurs;

(e)	an Exempt Exchangeable Share Voting Event (as such term is defined in the Exchangeable Share Provisions) is proposed and holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event required to maintain the economic equivalence of the Exchangeable Shares and the Class A Shares, in which case the Redemption Date shall be the Business Day following the day on which the holders of the Exchangeable Shares fail to take such action;

(f)	any change or imminent change in applicable laws (including tax laws) occurs as a result of which maintaining the structure associated with the Exchangeable Shares would be materially adverse to New BN, in which case the board of directors of New BNC may accelerate such Redemption Date to such date as it may determine, upon at least thirty (30) days’ prior written notice to the holders of the Exchangeable Shares; or

(g)	at any time after the fifth (5th) anniversary of the Effective Date, any amendment is made to the Tax Act and other applicable provincial income tax laws that permits holders of Exchangeable Shares who (A) are resident in Canada, (B) hold their Exchangeable Shares as capital property, and (C) deal at arm’s length with New BN, to exchange their Exchangeable Shares for Class A Shares without requiring such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws, in which case the board of directors of New BNC may accelerate such Redemption Date to such date as it may determine, upon at least thirty (30) days’ prior written notice to the holders of the Exchangeable Shares.

New BN shall have the overriding right (the “Redemption Call Right”), in the event of the delivery of a Holder Redemption Election Notice, to purchase from all but not less than all of the holders of Exchangeable Shares who deliver such a notice on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder in exchange for the Exchangeable Share Consideration for each such Exchangeable Share (the “Redemption Call Right Purchase Price”). In the event of the exercise of the Redemption Call Right, each holder of Exchangeable Shares shall be obligated on the Redemption Date to sell all the Exchangeable Shares held by such holder to New BN or any New BN Designee, as the case may be, on the Redemption Date upon delivery by New BN or any New BN Designee, as the case may be, to the holders of Exchangeable Shares of the Redemption Call Right Purchase Price for each such Exchangeable Share, and New BNC shall have no obligation to pay any Redemption Price to the holders of such Exchangeable Shares so purchased by New BN or any New BN Designee.

In order to exercise the Redemption Call Right, New BN or any New BN Designee, as the case may be, must notify the Transfer Agent in writing, as agent for the holders of Exchangeable Shares and New BNC, of its intention to exercise such right at least five (5) Business Days before the Redemption Date. If New BN or any New BN Designee, as the case may be, exercises the Redemption Call Right, all obligations of New BNC to redeem Exchangeable Shares shall terminate and on the Redemption Date, New BN or any New BN Designee, as the case may be, shall purchase and such holders of Exchangeable Shares who delivered a Holder Redemption Election Notice shall sell all of their Exchangeable Shares for a price per Exchangeable Share equal to the Redemption Call Right Purchase Price. Any New BN Designee shall only be entitled to exercise the Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which New BN has not exercised the Redemption Call Right.

Purchase for Cancellation

Subject to applicable laws and the articles of New BNC, New BNC may at any time and from time to time (i) purchase for cancellation all or any part of the Exchangeable Shares by private agreement with the holder thereof and (ii) purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price per share by tender to all the holders of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted.

Voting Rights

Except as required by applicable law and as provided in the Exchangeable Share Provisions, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of New BNC or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares shall not be entitled to class votes except as required by applicable law.

As further described below under the section entitled “Voting Trust Agreement”, New BN and New BNC will enter into the Voting Trust Agreement with the Trustee for the purpose of creating a trust for the benefit of the holders of Exchangeable Shares. With respect to all meetings of shareholders of New BN at which holders of Class A Shares are entitled to vote, each holder of Exchangeable Shares shall be entitled to instruct the Trustee to cast, and the Trustee shall be obligated to cast, a number of votes equal to the product of the number of outstanding Exchangeable Shares held by such holder as at the record date for the relevant meeting and the Exchange Ratio in effect at that time. The number of voting rights attached to the Class E Share at a meeting of shareholders of New BN shall consist of a number of votes equal to, in the aggregate, the product of the number of outstanding Exchangeable Shares for which the Trustee has received voting instructions from the Beneficiaries and the Exchange Ratio in effect at the relevant time. The Trustee will exercise the voting rights attached to the Class E Share only as directed by the holders and, in the absence of any instructions, will not exercise or permit the exercise of such voting rights, all as set out in the Voting Trust Agreement.

Amendment and Approval

Any approval required to be given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable law shall be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of Exchangeable Shares holding at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that such approval must also be given by the affirmative vote of holders of not less than two-thirds of the votes cast by the Non-Affiliated Holders (being holders of Exchangeable Shares other than New BN or any subsidiary of New BN to the extent New BN or such subsidiary holds Exchangeable Shares) represented in person or by proxy at such meeting.

Successorship Transaction

In the event of a New BN Control Transaction in which New BN merges or amalgamates with, or in which all or substantially all of the then outstanding Class A Shares are acquired by or converted into or exchanged for shares or rights to receive shares of another person (the “Successor Entity”), and provided that the Redemption Right or Redemption Call Right is not exercised by New BN, any New BN Designee or New BNC, as applicable, in connection with such transaction, then all references to New BN and Class A Shares in the Exchangeable Share Provisions shall thereafter be deemed to refer to the Successor Entity and the equivalent class of shares of the Successor Entity (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions immediately subsequent to such transaction being entitled to receive that number of shares of the Successor Entity equal to the number of shares such holder would have received if the exchange, redemption or retraction of such shares had occurred immediately prior to such transaction and the transaction was completed), subject to subsequent adjustments to reflect any subsequent changes in the share capital of the Successor Entity.

Conversion of Exchangeable Shares Held by New BN

At any time, New BN and its subsidiaries shall have the right (the “Conversion Right”) to convert any Exchangeable Shares acquired or held by them into a number of New BNC Common Shares (which may include a fraction of a New BNC Common Share) at a conversion rate, for each such Exchangeable Share in respect of which the Conversion Right is exercised, equal to the number obtained by dividing the fair market value of an Exchangeable Share by the fair market value of a New BNC Common Share, in each case as determined by the board of directors of New BNC. Upon exercise of the Conversion Right, the Exchangeable Shares so converted shall be cancelled and the applicable number of New BNC Common Shares shall be issued to New BN or the applicable subsidiary, as the case may be.

Fractional Shares

A holder of an Exchangeable Share shall not be entitled to any fraction of a Class A Share upon the retraction, redemption, liquidation or purchase of such holder’s Exchangeable Share pursuant to the Exchangeable Share Provisions and no certificates representing any such fractional interest shall be issued. Any holder otherwise entitled to a fractional interest shall be entitled to receive for such fractional interest from New BNC, New BN or any New BN Designee, as the case may be, a cash payment equal to such fractional interest multiplied by the average of the Last Reported Sale Price for a Class A Share for the five (5) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of such retraction, redemption, liquidation or purchase.

Withholding Rights

New BN, any New BN Designee, New BNC, the Transfer Agent and any other person that has any withholding obligations with respect to any amount paid or deemed paid under the Exchangeable Share Provisions, shall be entitled to deduct and withhold from any dividend, distribution, return of capital, price or other consideration or amount otherwise payable under the Exchangeable Share Provisions to any holder of Exchangeable Shares such amounts as New BN, any New BN Designee, New BNC or the Transfer Agent or such other person, as the case may be, determine in good faith is required to be deducted and withheld with respect to such payment under the Income Tax Act (Canada) or United States tax laws or any provision of provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency. To the extent that the amounts so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, New BN, any New BN Designee, New BNC and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to New BN, any New BN Designee, New BNC or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and New BN, any New BN Designee, New BNC or the Transfer Agent, as the case may be, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Voting Trust Agreement

The following is a summary description of certain material provisions of the Voting Trust Agreement, is not comprehensive and is qualified in its entirety by reference to the complete text of the Voting Trust Agreement attached as Schedule E to the Transaction Agreement, which is attached as Appendix H hereto.

The purpose of the Voting Trust Agreement is to create a trust for the benefit of the registered holders from time to time of Exchangeable Shares (the “Beneficiaries”). The Trustee will hold the Class E Share in order to enable the Trustee to exercise the voting rights attached thereto as trustee for and on behalf of the Beneficiaries.

Pursuant to the Voting Trust Agreement, New BN will issue to and deposit with the Trustee the Class E Share to be held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of the Voting Trust Agreement.

Under the Voting Trust Agreement, the Trustee shall be entitled to exercise all of the voting rights, including the right to consent to or vote in person or by proxy the Class E Share, on any matter, question, proposal or proposition whatsoever that may properly come before the shareholders of New BN at a meeting of shareholders of New BN or in connection with a written consent sought by New BN from holders of Class A Shares.

With respect to all meetings of shareholders of New BN at which holders of Class A Shares are entitled to vote and with respect to all written consents sought by New BN from holders of Class A Shares, each Beneficiary shall be entitled to instruct the Trustee to cast, exercise or withhold, in the manner instructed, that number of votes equal to the product of (i) the number of Exchangeable Shares owned of record by such Beneficiary at the close of business on the record date established by New BN or by applicable law for such meeting or written consent and (ii) the Exchange Ratio in effect at such time.

With respect to any election of directors at a meeting of shareholders of New BN, each Beneficiary shall be entitled to instruct the Trustee to cast a number of votes equal to the Beneficiary’s votes multiplied by the number of nominees for whom the Beneficiary would be entitled to vote if such Beneficiary were directly a holder of Class A Shares. A Beneficiary may instruct the Trustee to cast all such votes in favor of one nominee or distribute such votes among the nominees in any manner the Beneficiary sees fit. Where a Beneficiary has instructed the Trustee to vote for more than one nominee without specifying the distribution of votes among such nominees, the Beneficiary shall be deemed to have directed the Trustee to divide such votes equally among the nominees for whom the Beneficiary voted.

The aggregate voting rights attached to the Class E Share at a meeting of shareholders of New BN at which holders of Class A Shares are entitled to vote shall consist of a number of votes equal to, in the aggregate, the product of the number of outstanding Exchangeable Shares for which the Trustee has received voting instructions from the Beneficiaries and the Exchange Ratio in effect at the relevant time.

The Trustee will exercise each vote attached to the Class E Share only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, the Trustee will not exercise voting rights with respect to such Exchangeable Share. A holder may, upon instructing the Trustee, obtain a proxy from the Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the Class E Share to which the holder is entitled.

The Trustee will mail, cause to be mailed or deliver to each Beneficiary with respect to each meeting of shareholders of New BN or written consent sought by New BN, at the same time as the mailing or delivery with respect thereto is commenced by New BN to its shareholders: (i) a copy of such mailing, together with any related materials; (ii) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the voting rights or to attend such meeting and to exercise personally such voting rights; (iii) a statement as to the manner in which such instructions may be given to the Trustee; (iv) a statement that if no such instructions are received from such Beneficiary, the voting rights to which the Beneficiary is entitled will not be exercised; and (v) a form of direction such Beneficiary may use to direct and instruct the Trustee. The Trustee will also send to the holders of Exchangeable Shares copies of all information statements, interim and annual financial statements, reports and other materials sent by New BN to the holders of Class A Shares at the same time as such materials are sent to such holders. Notwithstanding the foregoing, New BN may, at its option, undertake to perform any or all of the obligations of the Trustee relating to (a) the mailing or other distribution of materials to Beneficiaries in connection with any meeting of shareholders of New BN or written consent sought by New BN and (b) the collection and receipt of voting instructions from Beneficiaries, so long as New BN delivers a certificate to the Trustee stating that New BN has undertaken to perform such obligations. Where New BN has so undertaken, New BN may authorize a third-party tabulator or other agent (including a transfer agent, proxy solicitation firm or financial services provider) to collect and receive directly the votes from the holders of Exchangeable Shares on New BN’s behalf, and the Trustee shall be entitled to rely on voting instructions received by New BN or its authorized agent as if such instructions had been received directly by the Trustee.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Class E Share will cease upon: (a) the retraction or redemption of such holder’s Exchangeable Shares; (b) the effective date of the liquidation, dissolution or winding-up of New BNC or any other distribution of the assets of New BNC among its shareholders for the purpose of winding up its affairs; or (c) the purchase of Exchangeable Shares from such holder by New BN or any New BN Designee pursuant to the Redemption Call Right or the Retraction Call Right.

Under the terms of the Transaction Agreement, New BN is required to use its commercially reasonable efforts to: (i) file the U.S. Registration Statement, on an appropriate form, under the U.S. Securities Act to register any and all of the Class A Shares transferred or delivered to holders of the Exchangeable Shares by New BNC or any New BN Designee; (ii) cause the U.S. Registration Statement to become effective as soon as reasonably practicable after the initial filing thereof with the SEC; and (iii) following such effectiveness, cause the U.S. Registration Statement (or a successor registration statement) to remain effective and a U.S. Prospectus to remain available at all times that any Exchangeable Shares remain outstanding. Notwithstanding the foregoing, the Exchangeable Share Provisions provide that (a) none of New BN, New BNC or any New BN Designee shall be required to issue or deliver any Class A Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, and (b) unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, any Class A Shares issued or delivered to a holder of Exchangeable Shares registered in the name of or beneficially held by any Person who is not a U.S. Holder in connection with a retraction, redemption, liquidation or exchange of the Exchangeable Shares during the 40-day distribution compliance period under Regulation S of the U.S. Securities Act following the date of such delivery, may not be resold over the NYSE or otherwise into the United States, and on exchange any Person who is not a U.S. Holder will be required to agree to this limitation on resale. For the avoidance of doubt, a U.S. Holder is permitted to receive and sell the Exchangeable Shares on the TSX in reliance on Rule 904 of Regulation S under the U.S. Securities Act.

If the U.S. Registration Statement is not effective and a U.S. Prospectus is not available and New BN, New BNC or any New BN Designee, as applicable, are not required to issue or deliver or cause to be delivered any Class A Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder, whether pursuant to the Retraction Call Right, the Redemption Call Right or a redemption by New BNC under the Exchangeable Share Provisions, New BN, New BNC or any New BN Designee, as applicable, may in its sole discretion pay the portion of the Exchangeable Share Consideration otherwise to be settled in Class A Shares in cash in lieu of Class A Shares (with such cash payment being equal to the Last Reported Sale Price of such Class A Shares), provided that if Class A Shares are not delivered within the ninetieth (90th) day of the date that such Class A Shares would have been required to be delivered, then New BN, New BNC or any New BN Designee, as applicable, shall pay the portion of the Exchangeable Share Consideration otherwise to be settled in Class A Shares in cash in lieu of Class A Shares (with such cash payment being equal to the Last Reported Sale Price of such Class A Shares) no later than the first (1st) Business Day after such ninetieth (90th) day.

INFORMATION CONCERNING BN

Overview

BN is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. BN has one of the largest pools of discretionary capital globally, which is deployed across its three core businesses—asset management, wealth solutions, and operating businesses. Through its core businesses, BN invests in real assets that form the backbone of the global economy to deliver strong risk adjusted returns to its stakeholders. The BN Class A Shares are co-listed on the NYSE and the TSX under the symbol “BN.” BN was formed by articles of amalgamation dated August 1, 1997, and is organized pursuant to articles of amalgamation under the OBCA dated January 1, 2005. On December 9, 2022, articles of arrangement and articles of amendment by arrangement were filed to change its name from Brookfield Asset Management Inc. to Brookfield Corporation. BN’s registered office and head office is located at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

BN’s authorized share capital consists of an unlimited number of preference shares designated as Class A Preference Shares, issuable in series, an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, an unlimited number of BN Class A Shares, and 85,120 BN Class B Shares.

For a more detailed description of the BN Class A Shares, please refer to the BN Annual Report, as updated by BN’s subsequent filings with securities regulatory authorities in Canada that are incorporated by reference in this Transaction Supplement.

Price Range and Trading Volume

The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the BN Class A Shares as reported by the TSX for the calendar periods indicated:

	BN Class A Shares
	(TSX: BN)
	High	Low	Volume
	(C$)	(C$)
2025
May	56.16	49.29	56,234,343
June	56.73	51.83	51,903,356
July	63.21	55.33	49,935,767
August	62.43	58.75	50,745,500
September	68.39	59.08	62,939,870
October(1)	68.11	60.20	37,854,327
November	66.26	58.75	50,816,353
December	65.91	61.10	55,701,138
2026
January	68.44	61.54	54,021,335
February	66.30	58.94	67,501,588
March	60.77	52.04	75,968,886
April	65.05	55.23	54,544,066
May	66.75	60.71	52,013,626

The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the BN Class A Shares as reported by NYSE for the calendar periods indicated:

	BN Class A Shares
	(NYSE: BN)
	High	Low	Volume
	($)	($)
2025
May	40.15	35.66	63,296,106
June	41.51	37.83	56,020,538
July	45.83	40.53	81,264,201
August	45.40	42.29	80,261,681
September	49.47	42.74	80,585,969
October(1)	48.80	43.00	70,777,008
November	47.10	42.00	87,347,210
December	47.81	44.31	77,910,908
2026
January	49.57	45.20	94,004,854
February	48.79	43.24	129,364,932
March	44.45	37.93	143,661,569
April	47.68	39.66	115,413,911
May	48.60	44.12	105,743,608

Notes:

(1)	All trading information prior to and including October 9, 2025 has been adjusted to reflect the three-for-two stock split in the BN Class A Shares effective October 9, 2025.

On May 26, 2026 the last trading day preceding the announcement of the Transaction, the closing price of the BN Class A Shares was C$63.60 per BN Class A Share on the TSX and $46.02 per BN Class A Share on the NYSE. Holders of BN Shares are urged to obtain current market quotations for the BN Class A Shares.

Dividend Policy

The declaration and payment of dividends on the BN Class A Shares and BN Class B Shares are at the discretion of the BN Board. Dividends on the BN Class A Shares and BN Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The BN Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.

During the past two years, BN has paid the following dividend amounts for the quarter indicated. BN currently plans to continue paying distributions on a quarterly basis.

Quarter	Amount ($)
Q1 2024	$0.0533
Q2 2024	$0.0533
Q3 2024	$0.0533
Q4 2024	$0.0533
Q1 2025	$0.06
Q2 2025	$0.06
Q3 2025	$0.06
Q4 2025(1)	$0.06
Q1 2026	$0.07

Notes:

(1)	All dividends prior to October 9, 2025 have been adjusted to reflect the three-for-two stock split in the BN Class A Shares effective October 9, 2025.

Information Concerning BN Post-Transaction

Pursuant to the Transaction, New BN will indirectly acquire 100% of the issued and outstanding BN Class A Shares. The BN Class B Shares will continue to be owned by BAM Partners Trust. In connection with the Transaction, subject to TSX and NYSE approval, the BN Class A Shares will be delisted from the TSX and NYSE. The BN Preferred Shares will continue to be listed on the TSX and remain outstanding immediately following the closing of the Transaction and remain entitled to the same dividends and other preferences and privileges that they currently have.

Documents Incorporated by Reference

The following documents of BN, which have been filed with the securities regulatory authorities in Canada and, as applicable, filed with, or furnished to, the SEC, are incorporated by reference in, and form an integral part of, this Transaction Supplement:

(a)	BN’s annual information form for the financial year ended December 31, 2025 dated March 17, 2026, filed as Exhibit 99.1 to BN’s Annual Report on Form 40-F for the year ended December 31, 2025, dated March 17, 2026 (the “BN Annual Report”);

(b)	BN’s audited comparative consolidated financial statements and the notes thereto for the fiscal years ended December 31, 2025 and 2024, together with the accompanying auditor’s report thereon, filed as pages 140 to 233 of Exhibit 99.2 to the BN Annual Report;

(c)	the management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b) above, filed as pages 1 to 139 of Exhibit 99.2 to the BN Annual Report;

(d)	BN’s unaudited comparative interim consolidated financial statements and the notes thereto for the three month periods ended March 31, 2026 and 2025, filed as pages 64 to 92 of Exhibit 99.1 to BN’s Form 6-K dated May 14, 2026;

(e)	BN’s management information circular dated June 5, 2026, filed as Exhibit 99.2 to BN’s Form 6-K dated June 5, 2026 (the “BN Circular”).

(f)	the management’s discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in paragraph (d) above, filed as pages 10 to 63 of Exhibit 99.1 to BN’s Form 6-K dated May 14, 2026 (the “BN Q1 2026 MD&A”).

Any documents of BN of the type described in Section 11.1 of Form 44-101F1 – Short Form Prospectus (each as defined in NI 41-101) filed by BN with the securities regulatory authorities in Canada after the date of this Transaction Supplement will be deemed to be incorporated by reference in this Transaction Supplement. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of BN’s Corporate

Secretary at Suite 100, Brookfield Place, 181 Bay Street, Toronto, Ontario M5J 2T3, Telephone: (416) 363-9491, and are also available electronically on BN’s SEDAR+ profile at www.sedarplus.ca and BN’s EDGAR profile at www.sec.gov/edgar.

Any statement contained in this Transaction Supplement or in a document incorporated or deemed to be incorporated by reference in this Transaction Supplement will be deemed to be modified or superseded for the purposes of this Transaction Supplement to the extent that a statement contained in this Transaction Supplement or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Transaction Supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Transaction Supplement.

INFORMATION CONCERNING BWS

Overview

BWS is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Through BWS’s operating subsidiaries, it offers a broad range of insurance products and services, including life insurance and annuities, and personal and commercial property and casualty insurance. In doing so, BWS seeks to match its liabilities with a portfolio of high-quality investments to generate attractive, risk adjusted returns within our business. BWS leverages its relationship with Brookfield to opportunistically source new business and deploy our capital in assets that are tailored to its investment needs. BWS’s relationship with Brookfield provides it with access to a diverse mix of leading alternative investment strategies that it believes are well-suited for this purpose. BWS’s business is presently conducted through its subsidiaries under four reporting segments, which are (1) Annuities, (2) Property and Casualty, (3) Life Insurance and (4) Corporate and Other. BWS is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. BWS holds a direct 100% ownership interest in BWS Holdings Ltd., which holds the BWS’s interest in its operating subsidiaries and groups, which are: American National Group Inc., Clearbrook Group Holdings Inc. (f/k/a Argo Group International Holdings, Inc.), Just Group plc, Blumont Annuity Company, and North End Re.

BWS’s authorized share capital consists of (i) 100 Common Shares; (ii) 1,500,000,000 BWS Class A Shares; (iii) 750,000,000 BWS Class A-1 Shares; (iv) 750,000 BWS Class B Shares; (v) 1,000,000,000 BWS Class C Shares; (vi) 1,000,000,000 Class A Junior Preferred Shares (issuable in series); (vii) 1,000,000,000 Class B Junior Preferred Shares (issuable in series); (viii) 100,000,000 Class A Senior Preferred Shares (issuable in series); and (ix) 100,000,000 Class B Senior Preferred Shares. Each BWS Class A Share is exchangeable on a one-for-one basis with a BN Class A Share.

For a more detailed description of the BWS Class A Shares, please refer to the BWS Annual Report, as updated by BWS’s subsequent filings with securities regulatory authorities in Canada that are incorporated by reference in this Transaction Supplement.

Price Range and Trading Volume

The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the BWS Class A Shares as reported by the TSX for the calendar periods indicated:

	BWS Class A Shares
	(TSX: BNT)
	High	Low	Volume
	(C$)	(C$)
2025
May	56.11	49.39	546,498
June	56.70	51.92	384,557
July	63.15	55.37	561,717
August	62.37	58.79	497,798
September	68.38	59.45	1,255,983
October(1)	64.95	60.22	1,292,638
November	66.27	59.08	1,470,702
December	65.97	61.18	1,474,730
2026
January	69.00	61.76	727,921
February	66.26	60.07	976,252
March	61.81	55.13	1,818,714
April	65.23	56.52	944,156
May	66.74	60.86	1,131,140

The following table sets forth the price range, calculated using intraday high and low prices, and trading volume of the BWS Class A Shares as reported by NYSE for the calendar periods indicated:

	BWS Class A Shares (NYSE: BNT)
	High	Low	Volume
	($)	($)
2025
May	40.08	35.87	383,854
June	41.53	37.83	286,041
July	45.92	40.61	419,276
August	45.49	42.05	255,068
September	49.44	43.14	745,809
October(1)	48.78	43.00	518,114
November	47.12	42.16	621,152
December	47.83	44.36	399,402
2026
January	49.86	45.33	269,626
February	48.79	43.99	453,034
March	45.21	40.06	1,049,294
April	47.79	40.71	597,999
May	48.54	44.26	392,053

Notes:

(1)	All trading information prior to and including October 9, 2025 has been adjusted to reflect the three-for-two stock split in the BWS Class A Shares effective October 9, 2025.

On May 26, 2026 the last trading day preceding the announcement of the Transaction, the closing price of the BWS Class A Shares was C$63.62 per BWS Class A Share on the TSX and $45.98 per BWS Class A Share on the NYSE. Holders of BWS Shares are urged to obtain current market quotations for the BWS Class A Shares.

Distribution Policy

BWS Class A Shareholders receive distributions at the same amount per share as the cash dividends paid on each BN Class A Share. See “Information Concerning BN—Dividend Policy”.

During the past two years, BWS has paid the following distribution amounts on the BWS Class A Shares for the quarter indicated. BWS currently plans to continue paying distributions on a quarterly basis.

Quarter	Amount ($)
Q1 2024	$0.0533
Q2 2024	$0.0533
Q3 2024	$0.0533
Q4 2024	$0.0533
Q1 2025	$0.06
Q2 2025	$0.06
Q3 2025	$0.06
Q4 2025(1)	$0.06
Q1 2026	$0.07

Notes:

(1)	All distributions prior to October 9, 2025 have been adjusted to reflect the three-for-two stock split in the BWS Class A Shares effective October 9, 2025.

Information Concerning BWS Post-Transaction

Pursuant to the Transaction, New BN will acquire 100% of the issued and outstanding BWS Class A Shares, BWS Class B Shares and BWS Class C Shares and BWS will become an indirect subsidiary of New BN. In connection with the Transaction, subject to TSX and NYSE approval, the BWS Class A Shares will be delisted from the TSX and NYSE and BWS will cease to be required to file periodic reports in Canada and with the SEC.

Additional Information

Additional information about BWS can be found in the following documents of BWS, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, and similar documents filed by BWS with the securities regulatory authorities in Canada after the date of this Transaction Supplement:

(a)	BWS’s Annual Report on Form 20-F for the year ended December 31, 2025 (the “BWS Annual Report”);

(b)	BWS’s audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years ended December 31, 2025 and 2024, together with the accompanying notes, and the schedule of the condensed financial statements of BWS and the report of the independent registered public accounting firm thereon and management’s discussion and analysis thereon;

(c)	BWS’s unaudited condensed consolidated financial statements as of March 31, 2026 and December 31, 2025 and for the three months ended March 31, 2026 and 2025; and

(d)	the management’s discussion and analysis of BWS’s financial condition and results of operations for the three months ended March 31, 2026 and 2025 (the “BWS Q1 2026 MD&A”).

NEW BN INCENTIVE PLANS RESOLUTIONS

New BN Share Option Plan

New BN Share Option Plan Resolution

At the Meetings, the BN Class A Shareholders, the BN Class B Shareholder, the BWS Class A Shareholders and the BWS Class B Shareholder will be asked to consider and, if thought advisable, approve the New BN Share Option Plan Resolution to authorize and approve the management share option plan of New BN (the “New BN Share Option Plan”). See Appendix D “New BN Share Option Plan Resolution” for the full text of the New BN Share Option Plan Resolution.

In order for the New BN Share Option Plan Resolution to be passed, it must be approved by (i) a majority (calculated on a combined basis) of the votes cast by the BN Class A Shareholders and BWS Class A Shareholders, and (ii) a majority (calculated on a combined basis) of the votes cast by the BN Class B Shareholder and BWS Class B Shareholder, in each case, who vote in person or by proxy at the Meetings.

The BN Board unanimously recommends that the BN Shareholders vote FOR the New BN Share Option Plan Resolution.

The BWS Board unanimously recommends that the BWS Class A Shareholders and the BWS Class B Shareholder vote FOR the New BN Share Option Plan Resolution.

Approval of the New BN Share Option Plan by BN Class A Shareholders, the BN Class B Shareholder, BWS Class A Shareholders and the BWS Class B Shareholder is required by the TSX and has been made a condition precedent to completion of the Transaction.

At the BN Meeting, the management representatives of BN designated on the form of proxy to be completed by holders of BN Shares intend to cast the votes represented by such proxy FOR the New BN Share Option Plan Resolution, unless the BN Shareholder has specified on the forms of proxy that the BN Class A Shares or BN Class B Shares represented by such proxy are to be voted against the New BN Share Option Plan Resolution.

At the BWS Meeting, the management representatives of BWS designated on the form of proxy to be completed by BWS Shareholders intend to cast the votes represented by such proxy FOR the New BN Share Option Plan Resolution, unless the BWS Shareholder has specified on the forms of proxy that the BWS Class A Shares or BWS Class B Shares represented by such proxy are to be voted against the New BN Share Option Plan Resolution.

Purpose of the New BN Share Option Plan

The New BN Share Option Plan will be an important component of New BN’s long-term incentive compensation arrangements for executives. The New BN Share Option Plan is intended to align the interests of executives and shareholders and assist in attracting and retaining qualified and motivated senior executives and employees. Pursuant to the Transaction, each outstanding option to acquire a BN Class A Share granted under BN’s management share option plans (other than options held by retired Canadian participants) will be exchanged for an option to acquire a Class A Share under the New BN Share Option Plan and subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN option prior to the exchange.

New BN Share Option Plan Shares Reserved

Based on the number of outstanding BN Class A Shares, BWS Class A Shares and options to acquire BN Class A Shares (other than options to acquire BN Class A Shares held by retired Canadian participants) as of May 28, 2026, assuming the Transaction is completed, there would be options to acquire approximately 34,891,894 Class A Shares outstanding under the New BN Share Option Plan, representing approximately 1.4% of the estimated total number of Class A Shares and Exchangeable Shares (collectively, the “Class A and Exchangeable Shares”) outstanding immediately following completion of the Transaction. Assuming the New BN Share Option Plan Resolution is approved at the BN Meeting and the BWS Meeting, there would be approximately an additional 14,108,106 Class A Shares available for future option grants under the New BN Share Option Plan, representing approximately 0.5% of the estimated total number of Class A and Exchangeable Shares outstanding immediately following completion of the Transaction. In aggregate, there will be a maximum of 49 million Class A Shares issuable under the New BN Share Option Plan, representing approximately 1.9% of the estimated total number of Class A and Exchangeable Shares outstanding immediately following completion of the Transaction.

Summary of the New BN Share Option Plan

The New BN Share Option Plan will have substantially similar terms as BN’s management share option plans. The following is a summary of the principal terms of the New BN Share Option Plan.

The New BN Board establishes the exercise price of each option at the time it is granted, which shall be awarded in US dollars and may not be less than the volume weighted average price of a Class A Share on the NYSE for the five trading days preceding the effective grant date. If options are approved during a blackout period, the effective grant date may not be less than six business days after the blackout period ends.

Employees, officers and consultants of New BN and its subsidiaries or affiliates and others designated by the New BN Board are eligible to participate in the New BN Share Option Plan. Non-employee directors are not eligible to participate in the New BN Share Option Plan.

The maximum number of Class A Shares issuable to any one person shall not exceed 5% of the outstanding Class A and Exchangeable Shares, less the aggregate number of Class A and Exchangeable Shares reserved for issuance to such person under any other security-based compensation arrangement of New BN and New BNC. The maximum number of Class A and Exchangeable Shares issuable to insiders of New BN and New BNC at any time, or issued in any one year to insiders, under any of New BN and New BNC’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding Class A and Exchangeable Shares. The New BN Board determines the vesting period for each option grant, which is normally 20% per year over five years commencing the first year after the grant. The New BN Board also sets the expiry period for each option grant, which may not exceed ten years, except where the expiry date falls during or shortly after a blackout period, in which case the expiry date is ten days after the blackout period ends.

The New BN Share Option Plan sets out provisions regarding the exercise and cancellation of options following a change in the employment status of a plan participant. In general, all vested options must be exercised by, and all unvested options are cancelled on, a participant’s termination date, except as follows: in the event of termination for reasons other than cause or due to a continuous leave of absence as a result of a disability, vested options must be exercised within 60 days following the termination date; in the event of retirement, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death. No incremental entitlements are triggered by a change in control of New BN under the New BN Share Option Plan.

The New BN Share Option Plan permits participants to exercise vested options in exchange for a number of Class A Shares equivalent in value to (i) the aggregate FMV of the Class A Shares underlying the options on the exercise date over the aggregate exercise price of the options, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant). This provides for a reduction in shareholder dilution upon the exercise of options using this feature.

The New BN Share Option Plan also provides that each person that is an officer, employee or consultant of BN or any of its affiliates shall, for so long as such person remains an officer, employee or consultant of BN or any of its affiliates, be permitted to hold and exercise his or her options in accordance with their terms as though such person was an officer, employee or consultant, as applicable, of New BN or any of its affiliates.

Procedure for Amending the New BN Share Option Plan

The New BN Share Option Plan contains an amending provision setting out the types of amendments which can be approved by the New BN Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the New BN Share Option Plan, lengthens the period of time after a blackout period during which options may be exercised, results in the exercise price being lower than FMV of a Class A Share at the date of grant, reduces the exercise price or any cancellation and reissuance of an option or other entitlement, expands the categories of eligible persons which may permit the introduction or reintroduction of non-employee directors on a discretionary basis, removes or exceeds the insider participation limit, extends the term of an option beyond its expiry date, permits options to be transferred or assigned (other than for normal estate planning purposes), any amendment to the amendment provisions, or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the New BN Share Option Plan or any option that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Class A Shares from the New BN Share Option Plan share reserve, and to suspend or terminate the New BN Share Option Plan.

Other Features of the New BN Share Option Plan

New BN does not provide any financial assistance to plan participants to facilitate the purchase of Class A Shares issued pursuant to the exercise of options under the New BN Share Option Plan. Options granted under the New BN Share Option Plan may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the New BN Board in its discretion.

The New BN Board, on the recommendation of the New BN GNCC, approves all option awards. The New BN GNCC recommends the long-term incentive award for the CEO. All other option awards are recommended by the CEO to the New BN GNCC.

New BN Escrowed Stock Plan

New BN Escrowed Stock Plan Resolution

At the Meetings, the BN Class A Shareholders, the BN Class B Shareholder, the BWS Class A Shareholders and the BWS Class B Shareholder will be asked to consider and, if thought advisable, approve the New BN Escrowed Stock Plan Resolution to authorize and approve the escrowed stock plan of New BN (the “New BN Escrowed Stock Plan”). See Appendix E “New BN Escrowed Stock Plan Resolution” for the full text of the New BN Escrowed Stock Plan Resolution.

In order for the New BN Escrowed Stock Plan Resolution to be passed, it must be approved by (i) a majority (calculated on a combined basis) of the votes cast by the BN Class A Shareholders and BWS Class A Shareholders, and (ii) a majority (calculated on a combined basis) of the votes cast by the BN Class B Shareholder and the BWS Class B Shareholder, in each case, who vote in person or by proxy at the Meetings.

The BN Board unanimously recommends that the BN Shareholders vote FOR the New BN Escrowed Stock Plan Resolution.

The BWS Board unanimously recommends that the BWS Class A Shareholders and the BWS Class B Shareholder vote FOR the New BN Escrowed Stock Plan Resolution.

Approval of the New BN Escrowed Stock Plan by the BN Class A Shareholders, the BN Class B Shareholder, the BWS Class A Shareholders and the BWS Class B Shareholder is required by the TSX and has been made a condition precedent to completion of the Transaction.

At the BN Meeting, the management representatives of BN designated on the form of proxy to be completed by the BN Shareholders intend to cast the votes represented by such proxy FOR the New BN Escrowed Stock Plan Resolution, unless the BN Shareholder has specified on the forms of proxy that the BN Class A Shares or BN Class B Shares represented by such proxy are to be voted against the New BN Escrowed Stock Plan Resolution.

At the BWS Meeting, the management representatives of BWS designated on the form of proxy to be completed by BWS Shareholders intend to cast the votes represented by such proxy FOR the New BN Escrowed Stock Plan Resolution, unless the BWS Shareholder has specified on the forms of proxy that the BWS Class A Shares or BWS Class B Shares represented by such proxy are to be voted against the New BN Escrowed Stock Plan Resolution.

Purpose of the New BN Escrowed Stock Plan

The New BN Escrowed Stock Plan is intended to incent and retain designated executives or other persons designated by the New BN Board for an extended period and to further align their interests with those of other shareholders in a manner that is less dilutive than alternative long-term ownership plans such as option plans. The New BN Escrowed Stock Plan will replace the BWS escrowed stock plan following the Transaction. In connection with the Transaction, each outstanding escrowed share granted under the BWS escrowed stock plan will be exchanged for an escrowed share that will be exchangeable for Class A Shares under the terms of the New BN Escrowed Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such BWS escrowed shares prior to the exchange.

New BN Escrowed Stock Plan Shares Reserved

A maximum of 12.5 million Class A Shares may be issued under the New BN Escrowed Stock Plan, representing approximately 0.5% of the estimated total number of Class A and Exchangeable Shares outstanding immediately following completion of the Transaction (based on the number of issued and outstanding BN Class A Shares and BWS Class A Shares as of May 28, 2026). When Class A Shares are issued in exchange for non-voting common shares (the “Escrowed Shares”) of any corporation created to facilitate participation in the New BN Escrowed Stock Plan (the “Escrowed Company”), the number of Class A Shares remaining for future issuance under the New BN Escrowed Stock Plan will be reduced. On the wind-up or merger of an Escrowed Company, the number of Class A Shares held by an Escrowed Company that are cancelled in respect of Class A Shares previously issued by New BN in exchange for Escrowed Shares will be added back to the number of Class A Shares available for future issuance under the New BN Escrowed Stock Plan.

The New BN Escrowed Stock Plan also provides that when Class A Shares are issued in exchange for Escrowed Shares and immediately thereafter the Escrowed Company is wound up or merged into New BN and the Class A Shares held by it are cancelled, the number of Class A Shares remaining for future issuance under the New BN Escrowed Stock Plan will not be reduced.

Summary of the New BN Escrowed Stock Plan

The New BN Escrowed Stock Plan will have substantially similar terms as the BWS Escrowed Stock Plan. The following is a summary of the principal terms of the New BN Escrowed Stock Plan.

Each Escrowed Company is capitalized with common shares and preferred shares issued to New BN for cash proceeds. Each Escrowed Company uses its cash resources to directly or indirectly purchase Class A Shares in the open market. Under the terms of the New BN Escrowed Stock Plan, participants are either awarded Escrowed Shares or provided an election to contribute Class A Shares or previously awarded Escrowed Shares as consideration for the Escrowed Shares. Dividends paid to each Escrowed Company on the Class A Shares acquired by the Escrowed Company will be used to pay dividends on the preferred shares which are held by New BN. If a participant elects to contribute Class

A Shares as consideration, dividends paid to the Escrowed Company on the contributed Class A Shares will be paid on the common shares held by the participants. The Class A Shares acquired by an Escrowed Company will not be voted.

Except as otherwise determined by the New BN Board, 20% of Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the Escrowed Shares.

On date(s) determined by the holders of the Escrowed Shares no later than ten years after the initial grant, the vested Escrowed Shares will be acquired by New BN in exchange for the issuance of Class A Shares from treasury, where the value of the Class A Shares being issued is equal to the value of the Escrowed Shares being acquired. The value of the Escrowed Shares will be equal to the increase in value of the Class A Shares held by the Escrowed Company since the grant date of the Escrowed Shares, based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange. Participants are not permitted to exchange Escrowed Shares during a restricted trading period, except with the consent of the New BN Board. Once all participants of an Escrowed Company have elected to exchange their Escrowed Shares, the Escrowed Company will be wound up or merged into New BN and New BN will cancel at least that number of Class A Shares held by one or more Escrowed Companies that is equivalent to the number of Class A Shares that have been issued to holders of the Escrowed Shares of the Escrowed Company on exchanges.

Eligibility for participation in the New BN Escrowed Stock Plan is restricted to designated executives of New BN and its affiliates or any other persons designated by the New BN Board. Non-employee directors are not eligible to participate in the New BN Escrowed Stock Plan. The number of Escrowed Shares to be granted to each participant is determined at the discretion of the New BN Board, on the recommendation of the New BN GNCC. The New BN GNCC recommends the award of Escrowed Shares for the CEO. All other awards of Escrowed Shares are recommended by the CEO to the New BN GNCC.

The maximum number of Class A Shares issuable to any one person under the New BN Escrowed Stock Plan and any other security-based compensation arrangement of New BN and New BNC shall not exceed 5% of the outstanding Class A and Exchangeable Shares. The maximum number of Class A and Exchangeable Shares issuable to insiders of New BN and New BNC at any time, or issued in any one year to insiders, under any of New BN and New BNC’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding Class A and Exchangeable Shares. Aside from transfers to New BN (in the case of termination of employment) or for personal tax planning purposes, transfers of Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of New BN under the New BN Escrowed Stock Plan.

The New BN Escrowed Stock Plan sets out provisions regarding the exchange and forfeiture of Escrowed Shares following a change in the employment status of a plan participant. In general, all vested Escrowed Shares are exchangeable, and all unvested Escrowed Shares are forfeited on, a participant’s termination date, except as follows: in the event of termination for cause, all vested and unvested Escrowed Shares are forfeited.

Procedure for Amending New BN Escrowed Stock Plan

The New BN Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the New BN Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Class A Shares issuable under the New BN Escrowed Stock Plan, expands insider participation, any amendment which deletes or reduces the range of amendments which require shareholder approval, expands participation to include non-employee directors of New BN, any amendment to the amendment provisions, or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the New BN Escrowed Stock Plan that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to vesting provisions, that is to the termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular Escrowed Company), and to suspend or terminate the New BN Escrowed Stock Plan.

New BNC Escrowed Stock Plan

New BNC Escrowed Stock Plan Resolution

At the Meetings, the BN Class A Shareholders, the BN Class B Shareholder, the BWS Class A Shareholders and the BWS Class B Shareholder will be asked to consider and, if thought advisable, approve the New BNC Escrowed Stock Plan Resolution to authorize and approve the escrowed stock plan of New BNC (the “New BNC Escrowed Stock Plan”). See Appendix F “New BNC Escrowed Stock Plan Resolution” for the full text of the New BNC Escrowed Stock Plan Resolution.

In order for the New BNC Escrowed Stock Plan Resolution to be passed, it must be approved by (i) a majority (calculated on a combined basis) of the votes cast by the BN Class A Shareholders and BWS Class A Shareholders, and (ii) a majority (calculated on a combined basis) of the votes cast by the BN Class B Shareholder and the BWS Class B Shareholder, in each case, who vote in person or by proxy at the Meetings.

The BN Board unanimously recommends that the BN Shareholders vote FOR the New BNC Escrowed Stock Plan Resolution.

The BWS Board unanimously recommends that the BWS Class A Shareholders and the BWS Class B Shareholder vote FOR the New BNC Escrowed Stock Plan Resolution.

Approval of the New BNC Escrowed Stock Plan by the BN Class A Shareholders, the BN Class B Shareholder, the BWS Class A Shareholders and the BWS Class B Shareholder is required by the TSX and has been made a condition precedent to completion of the Transaction.

At the BN Meeting, the management representatives of BN designated on the form of proxy to be completed by BN Shareholders intend to cast the votes represented by such proxy FOR the New BNC Escrowed Stock Plan Resolution, unless the BN Shareholder has specified on the forms of proxy that the BN Class A Shares or BN Class B Shares represented by such proxy are to be voted against the New BNC Escrowed Stock Plan Resolution.

At the BWS Meeting, the management representatives of BWS designated on the form of proxy to be completed by BWS Shareholders intend to cast the votes represented by such proxy FOR the New BNC Escrowed Stock Plan Resolution, unless the BWS Shareholders have specified on the forms of proxy that the BWS Class A Shares or BWS Class B Shares represented by such proxy are to be voted against the New BNC Escrowed Stock Plan Resolution.

Purpose of the New BNC Escrowed Stock Plan

The New BNC Escrowed Stock Plan is also intended to incent and retain designated executives or other persons designated by the New BN Board for an extended period and to further align their interests with those of other shareholders in a manner that is less dilutive than alternative long-term ownership plans such as option plans. The New BNC Escrowed Stock Plan will replace the BN escrowed stock plan following the Transaction. In connection with the Transaction, each outstanding escrowed share granted under BN’s escrowed stock plan will be exchanged for an escrowed share that will be exchangeable for Exchangeable Shares under the terms of the New BNC Escrowed Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such BN escrowed shares prior to the exchange.

New BNC Escrowed Stock Plan Shares Reserved

A maximum of 36 million Exchangeable Shares may be issued under the New BNC Escrowed Stock Plan, representing approximately 1.4% of the estimated total number of Class A and Exchangeable Shares outstanding immediately following completion of the Transaction (based on the number of issued and outstanding BN Class A Shares and BWS Class A Shares as of May 28, 2026). When Exchangeable Shares are issued in exchange for non-voting common shares (the “New BNC Escrowed Shares”) of any corporation created to facilitate participation in the New BNC

Escrowed Stock Plan (the “New BNC Escrowed Company”), the number of Exchangeable Shares remaining for future issuance under the New BNC Escrowed Stock Plan will be reduced. On the wind-up or merger of a New BNC Escrowed Company the number of Exchangeable Shares held by a New BNC Escrowed Company that are cancelled in respect of Exchangeable Shares previously issued by New BNC in exchange for New BNC Escrowed Shares will be added back to the number of Exchangeable Shares available for future issuance under the New BNC Escrowed Stock Plan.

The New BNC Escrowed Stock Plan also provides that when Exchangeable Shares are issued in exchange for New BNC Escrowed Shares and immediately thereafter the New BNC Escrowed Company is wound up or merged into New BNC and the Exchangeable Shares held by it are cancelled, the number of Exchangeable Shares remaining for future issuance under the New BNC Escrowed Stock Plan will not be reduced.

Summary of the New BNC Escrowed Stock Plan

The New BNC Escrowed Stock Plan will have substantially similar terms as the BN escrowed stock plan. The following is a summary of the principal terms of the New BNC Escrowed Stock Plan.

Each New BNC Escrowed Company is capitalized with common shares and preferred shares issued to New BNC for cash proceeds. Each New BNC Escrowed Company uses its cash resources to directly or indirectly purchase Exchangeable Shares in the open market. Under the terms of the New BNC Escrowed Stock Plan, participants are either awarded New BNC Escrowed Shares or provided an election to contribute Exchangeable Shares or previously awarded New BNC Escrowed Shares as consideration for the New BNC Escrowed Shares. Dividends paid to each New BNC Escrowed Company on the Exchangeable Shares acquired by the New BNC Escrowed Company will be used to pay dividends on the preferred shares which are held by New BNC. If a participant elects to contribute Exchangeable Shares as consideration, dividends paid to the New BNC Escrowed Company on the contributed Exchangeable Shares will be paid on the common shares held by the participants. The Exchangeable Shares acquired by a New BNC Escrowed Company will not be voted.

Except as otherwise determined by the New BN Board, 20% of New BNC Escrowed Shares will vest on the first anniversary of the granting of such shares, with an additional 20% vesting on each subsequent anniversary, up to and including the fifth anniversary of the grant of the New BNC Escrowed Shares.

On date(s) determined by the holders of the New BNC Escrowed Shares no later than ten years after the initial grant, the vested New BNC Escrowed Shares will be acquired by New BNC in exchange for the issuance of Exchangeable Shares from treasury, where the value of the Exchangeable Shares being issued is equal to the value of the New BNC Escrowed Shares being acquired. The value of the New BNC Escrowed Shares will be equal to the increase in value of the Exchangeable Shares held by the New BNC Escrowed Company since the grant date of the New BNC Escrowed Shares, based on the volume-weighted average price of a Class A Share on the NYSE on the date of the exchange. Participants are not permitted to exchange New BNC Escrowed Shares during a restricted trading period, except with the consent of the New BN Board. Once all participants of a New BNC Escrowed Company have elected to exchange their New BNC Escrowed Shares, the New BNC Escrowed Company will be wound up or merged into New BNC and New BNC will cancel at least that number of Exchangeable Shares held by one or more New BNC Escrowed Companies that is equivalent to the number of Exchangeable Shares that have been issued to holders of the New BNC Escrowed Shares of the New BNC Escrowed Company on exchanges.

Eligibility for participation in the New BNC Escrowed Stock Plan is restricted to designated executives of BN and its affiliates or any other persons designated by the New BN Board. Non-employee directors are not eligible to participate in the New BNC Escrowed Stock Plan. The number of New BNC Escrowed Shares to be granted to each participant is determined at the discretion of the New BN Board, on the recommendation of the New BN GNCC. The New BN GNCC recommends the award of New BNC Escrowed Shares for the CEO. All other awards of New BNC Escrowed Shares are recommended by the CEO to the New BN GNCC.

The maximum number of Exchangeable Shares issuable to any one person under the New BNC Escrowed Stock Plan and any other security-based compensation arrangement of New BN and New BNC shall not exceed 5% of the outstanding Class A and Exchangeable Shares. The maximum number of Class A and Exchangeable Shares issuable to insiders of New BN and New BNC at any time, or issued in any one year to insiders, under any of New BN and

New BNC’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding Class A and Exchangeable Shares. Aside from transfers to New BNC (in the case of termination of employment) or for personal tax planning purposes, transfers of New BNC Escrowed Shares are not permitted. No incremental entitlements are triggered by a change in control of New BNC under the New BNC Escrowed Stock Plan.

The New BNC Escrowed Stock Plan sets out provisions regarding the exchange and forfeiture of New BNC Escrowed Shares following a change in the employment status of a plan participant. In general, all vested New BNC Escrowed Shares are exchangeable, and all unvested New BNC Escrowed Shares are forfeited on, a participant’s termination date, except as follows: in the event of termination for cause, all vested and unvested New BNC Escrowed Shares are forfeited.

Procedure for Amending New BNC Escrowed Stock Plan

The New BNC Escrowed Stock Plan contains an amending provision setting out the types of amendments which can be approved by the New BN Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of Exchangeable Shares issuable under the New BNC Escrowed Stock Plan, expands insider participation, any amendment which deletes or reduces the range of amendments which require shareholder approval, expands participation to include non-employee directors of New BNC or New BN, any amendment to the amendment provisions, or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the New BNC Escrowed Stock Plan that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to vesting provisions, that is to the termination or early termination provisions (provided that the amendment does not entail an extension beyond the tenth anniversary of the award date for any particular New BNC Escrowed Company), and to suspend or terminate the New BNC Escrowed Stock Plan.

New BNC Share Option Plan

New BNC Share Option Plan Resolution

At the Meetings, the BN Class A Shareholders, the BN Class B Shareholder, the BWS Class A Shareholders and the BWS Class B Shareholder will be asked to consider and, if thought advisable, approve the New BNC Share Option Plan Resolution to authorize and approve the management share option plan of New BNC (the “New BNC Share Option Plan”). See Appendix G “New BNC Share Option Plan Resolution” for the full text of the New BNC Share Option Plan Resolution.

In order for the New BNC Share Option Plan Resolution to be passed, it must be approved by (i) a majority (calculated on a combined basis) of the votes cast by the BN Class A Shareholders and BWS Class A Shareholders, and (ii) a majority (calculated on a combined basis) of the votes cast by the BN Class B Shareholder and BWS Class B Shareholder, in each case, who vote in person or by proxy at the Meetings.

The BN Board unanimously recommends that the BN Shareholders vote FOR the New BNC Share Option Plan Resolution.

The BWS Board unanimously recommends that the BWS Class A Shareholders and the BWS Class B Shareholder vote FOR the New BNC Share Option Plan Resolution.

Approval of the New BNC Share Option Plan by BN Class A Shareholders, the BN Class B Shareholder, BWS Class A Shareholders and the BWS Class B Shareholder is required by the TSX and has been made a condition precedent to completion of the Transaction.

At the BN Meeting, the management representatives of BN designated on the form of proxy to be completed by BN Shareholders intend to cast the votes represented by such proxy FOR the New BNC Share Option Plan Resolution, unless the BN Shareholder has specified on the forms of proxy that the BN Class A Shares or BN Class B Shares represented by such proxy are to be voted against the New BNC Share Option Plan Resolution.

At the BWS Meeting, the management representatives of BWS designated on the form of proxy to be completed by BWS Shareholders intend to cast the votes represented by such proxy FOR the New BNC Share Option Plan Resolution, unless the BWS Shareholder has specified on the forms of proxy that the BWS Class A Shares or BWS Class B Shares represented by such proxy are to be voted against the New BNC Share Option Plan Resolution.

Purpose of the New BNC Share Option Plan

Pursuant to the Transaction, each outstanding option to acquire a BN Class A Share held by retired Canadian participants (other than certain retired Canadian participants as set out in the Pre-Closing Notice) under BN’s management share option plans will be exchanged for an option to acquire an Exchangeable Share under the New BNC Share Option Plan and subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN option prior to the exchange. No future grants of options to acquire an Exchangeable Share under the New BNC Share Option Plan will be made following completion of the Transaction.

New BNC Share Option Plan Shares Reserved

A maximum of up to 2,000,000 Exchangeable Shares may be issued under the New BNC Share Option Plan, representing approximately 0.07% of the estimated total number of Class A and Exchangeable Shares outstanding immediately following completion of the Transaction (based on the number of issued and outstanding BN Class A Shares and BWS Class A Shares as of May 28, 2026). Based on the number of outstanding BN Class A Shares, BWS Class A Shares and options to acquire BN Class A Shares held by retired Canadian participants (other than certain retired Canadian participants as set out in the Pre-Closing Notice) under the BN management share option plans as of the May 28, 2026 and assuming the Transaction is completed, there would be options to acquire approximately 1,457,272 Exchangeable Shares outstanding under the New BNC Share Option Plan, representing approximately 0.05% of the estimated total number of the Class A and Exchangeable Shares outstanding immediately following completion of the Transaction. As noted above, no further grants of options to acquire Exchangeable Shares under the New BNC Share Option Plan will be made following completion of the Transaction.

Summary of the New BNC Share Option Plan

The New BNC Share Option Plan will have substantially similar terms as BN’s management share option plans. The following is a summary of the principal terms of the New BNC Share Option Plan. The only persons eligible to participate in the New BNC Share Option Plan are those retired Canadian participants in BN’s management share option plans as of completion of the Transaction.

The maximum number of Exchangeable Shares issuable to any one person under the New BNC Share Option Plan and any other security-based compensation arrangement of New BN and New BNC shall not exceed 5% of the outstanding Class A and Exchangeable Shares. The maximum number of Class A and Exchangeable Shares issuable to insiders of New BN and New BNC at any time, or issued in any one year to insiders, under any of New BN and New BNC’s security-based compensation arrangements cannot exceed in either case 10% of the issued and outstanding Class A and Exchangeable Shares.

Under the New BNC Share Option Plan, vested options continue to be exercisable until the applicable expiry date; and in the event of death, all granted options continue to vest and be exercisable for six months following death. No incremental entitlements are triggered by a change in control of New BNC under the New BNC Share Option Plan.

The New BNC Share Option Plan permits participants to exercise vested options in exchange for a number of Exchangeable Shares equivalent in value to (i) the aggregate FMV of the Exchangeable Shares underlying the options on the exercise date over the aggregate exercise price of the options, less (ii) applicable withholding taxes (only to the extent such taxes have not otherwise been satisfied by the participant). This provides for a reduction in shareholder dilution upon the exercise of options using this feature.

Procedure for Amending the New BNC Share Option Plan

The New BNC Share Option Plan contains an amending provision setting out the types of amendments which can be approved by the New BN Board without shareholder approval and those which require shareholder approval. Shareholder approval is required for any amendment that increases the number of shares issuable under the New BNC Share Option Plan, lengthens the period of time after a blackout period during which options may be exercised, reduces the exercise price or any cancellation and reissuance of an option or other entitlement, expands the categories of eligible persons which may permit the introduction or reintroduction of non-employee directors on a discretionary basis, removes or exceeds the insider participation limit, extends the term of an option beyond its expiry date, permits options to be transferred or assigned (other than for normal estate planning purposes), any amendment to the amendment provisions, or other amendments required by law to be approved by shareholders. Shareholder approval is not required for any amendment to the New BNC Share Option Plan or any option that is of a housekeeping or administrative nature, that is necessary to comply with applicable laws or to qualify for favorable tax treatment, that is to the vesting, termination or early termination provisions (provided that the amendment does not entail an extension beyond the expiry period of the options), that adds or modifies a cashless exercise feature that provides for a full deduction of the number of Exchangeable Shares from the New BNC Share Option Plan share reserve, and to suspend or terminate the New BNC Share Option Plan.

Other Features of the New BNC Share Option Plan

New BNC does not provide any financial assistance to plan participants to facilitate the purchase of Exchangeable Shares issued pursuant to the exercise of options under the New BNC Share Option Plan. Options granted under the New BNC Share Option Plan may be assigned by the plan participant to (i) his or her spouse, descendants or any other immediate family member; or (ii) a trust, the beneficiaries of which are one or more of the plan participant and the participant’s spouse, descendants or immediate family members; or (iii) a corporation or limited liability company controlled by the plan participant or by one or more of the participant and the participant’s spouse, and/or the immediate family members, the shares or interests of which are held directly or indirectly by the plan participant, participant’s spouse and/or immediate family members; or (iv) such other transferees for estate planning purposes as may be permitted by the New BN Board in its discretion.

COMPARISON OF RIGHTS OF SHAREHOLDERS THAT BECOME HOLDERS OF CLASS A SHARES

New BN is an exempted company existing under Bermuda law. BN is a corporation existing under Ontario law. BWS is an exempted company existing under Bermuda law. The rights of holders of Class A Shares will be governed by the bye-laws of New BN and certain provisions of Bermuda law. The rights of BN Shareholders are governed by the OBCA and BN’s articles. The rights of BWS Shareholders are governed by the BWS Bye-Laws and certain provisions of Bermuda law.

The following comparison is a summary of certain material differences between the rights of holders of Class A Shares, BN Class A Shares and BWS Class A Shares under the governing documents of New BN, BN and BWS and the applicable laws noted above. The following summary is qualified in its entirety by reference to the relevant provisions of (i) the Companies Acts, (ii) the bye-laws of New BN, (iii) the OBCA, (iv) BN’s articles, and (v) the BWS Bye-laws.

This section does not include a complete description of all the differences between the rights of holders of Class A Shares, BN Class A Shares and BWS Class A Shares, nor does it include a complete description of the rights of such holders. Furthermore, the identification of some of the differences in the rights of such holders is not intended to indicate that other differences that may be equally important do not exist. See “Information Concerning New BN”, “Information Concerning BN” and “Information Concerning BWS”.

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
Corporate Governance	New BN is an exempted company limited by shares existing under Bermuda law. The rights of holders of Class A Shares, upon completion of the Transaction, will be governed by the Companies Acts and the bye-laws of New BN.	BN is a corporation formed under the laws of the Province of Ontario. The rights of holders of BN Class A Shares are governed by the OBCA and BN’s articles.	BWS is an exempted company limited by shares existing under Bermuda law. The rights of holders of BWS Class A Shares are governed by the Companies Acts and the BWS Bye-Laws.

Authorized Capital

Following the completion of the Transaction, New BN will be authorized to issue: (i) Class A Shares; (ii) Class B Shares; (iii) the Class E Share; (iv) New BN Junior Preferred Shares, issuable in series; and (v) New BN Senior Preferred Shares, issuable in series. All Class A Shares, Class B Shares, the Class E Share, New BN Junior Preferred Shares and New BN Senior Preferred Shares will be issued with par value. New BN may from time to time increase its authorized capital as the New BN Board shall prescribe and with the sanction of a resolution approved by the majority of the votes cast by holders of the Class A Shares and the Class E Share and the majority of the votes cast by holders of the Class B Shares.

According to the bye-laws of New BN, for as long as Class A Shares are listed on the TSX or the NYSE, Class A Shares

BN is authorized to issue: (i) an unlimited number of preference shares designated as Class A Preference Shares, issuable in series: (ii) an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series; (iii) an unlimited number of BN Class A Shares; and (iv) 85,120 BN Class B Shares.

As of the date hereof, BWS is authorized to issue: (i) 100 common shares with a par value of US$1.00 per share; (ii) 1,500,000,000 BWS Class A Shares with a par value of US$21.756 per share; (iii) 750,000,000 BWS Class A-1 Shares with a par value of US$21.756 per share; (iv) 750,000 BWS Class B Shares with a par value of US$21.756 per share; (v) 1,000,000,000 BWS Class C Shares with a par value of US$1.00 per share; (vi) 1,000,000,000 class A junior preferred shares, issuable in series, with a par value of US$25.00 per share; (vii) 1,000,000,000 class B junior preferred shares, issuable in series, with a par value of C$25.00 per share; (viii) 100,000,000 class A senior preferred shares, issuable in series, with a par value of US$25.00 per share; and (ix) 100,000,000 class B senior preferred shares, issuable in

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
issued shall be non-assessable and shall not be issued until the consideration for the share is fully paid in money or in property or past services that are not less in value than the fair equivalent of the money that would have been received if the share had been issued for money.

series, with a par value of C$25.00 per share.

According to the BWS Bye-Laws, for as long as BWS Class A Shares are listed on the TSX or the NYSE, BWS Class A Shares issued shall be non-assessable and shall not be issued until the consideration for the share is fully paid in money or in property or past services that are not less in value than the fair equivalent of the money that would have been received if the share had been issued for money.

Voting Rights

Under the Companies Acts and in accordance with the bye-laws of New BN, in addition to the election of directors, the approval of the shareholders of a company is required for, among other things, the following matters: (i) discontinuance of a company out of Bermuda to another jurisdiction; (ii) appointment of the auditor; (iii) alteration of the memorandum of association and bye-laws; (iv) an increase or reduction of capital; (v) removal of directors; and (vi) voluntary winding-up or dissolution. Generally, under Bermuda law, the vote of shareholders required to pass resolutions approving matters is a simple majority of votes cast at a meeting (or such other percentage vote as is specified in the bye-laws of New BN). However, a narrow set of other matters require higher majorities under the Companies Acts including loans to directors and statutory schemes of arrangements. Further, there are circumstances under the Companies Acts where shareholders are permitted to vote, whether or not their shares carry the right to vote, such as the alteration of the rights attached to their class of shares, amalgamations or mergers. The bye-laws of New BN provide that any alteration of New BN’s memorandum of association and bye-laws, including any variation in the terms attached to any class of shares, or an amalgamation or merger is subject to the approval

Under the OBCA, the vote of shareholders required to pass a resolution is typically a majority or two-thirds of the votes cast on the resolution, depending upon the action being voted upon. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution, or that is signed by all the shareholders entitled to vote on that resolution. Matters requiring approval by special resolution include most amendments to the articles, approval of an amalgamation agreement, authorizing continuance in another jurisdiction, authorizing the sale, lease or exchange of all or substantially all of the corporation’s assets except in the ordinary course of business, authorizing the voluntary liquidation and dissolution of the corporation, authorizing a reduction of stated capital in certain cases, and authorizing approval of additions to the stated capital. Matters requiring approval by a majority of the votes cast include confirmation, rejection or amendment of by-laws, and removal of directors. The election of directors and the appointment of the auditor are approved by ordinary resolution (a majority of the votes cast), subject to any applicable majority voting policy or valid higher threshold in the articles

Under the Companies Acts and in accordance with the BWS Bye-Laws, in addition to the election of directors, the approval of the shareholders of a company is required for, among other things, the following matters: (i) discontinuance of a company out of Bermuda to another jurisdiction; (ii) appointment of the auditor; (iii) alteration of the memorandum of association and bye-laws; (iv) an increase or reduction of capital; (v) removal of directors; and (vi) voluntary winding-up or dissolution. Generally, under Bermuda law, the vote of shareholders required to pass resolutions approving matters is a simple majority of votes cast at a meeting (or such other percentage vote as is specified in the BWS Bye-Laws). However, a narrow set of other matters require higher majorities under the Companies Acts including loans to directors and statutory schemes of arrangements. Further, there are circumstances under the Companies Acts where shareholders are permitted to vote, whether or not their shares carry the right to vote, such as the alteration of the rights attached to their class of shares, amalgamations or mergers. The BWS Bye-Laws provide that any alteration of BWS’s memorandum of association and bye-laws, including any variation in the terms attached to any class of shares, or an amalgamation or merger (other than with a wholly-

CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES

by a majority of the votes cast by holders of the Class A Shares and the Class E Share on the resolution and a majority of the votes cast by holders of the Class B Shares on the resolution (instead of two-thirds as would generally be required under the OBCA), in addition to any class votes which may be required. Furthermore, the bye-laws of New BN provide that an amalgamation or merger is subject to the approval by (i) a majority of the votes cast by holders of the Class A Shares and the Class E Share on the resolution and a majority of the votes cast by holders of the Class B Shares on the resolution (instead of two-thirds as would generally be required under the OBCA) as well as (ii) the approval by a majority of the votes cast by all shareholders (including the holders of otherwise non-voting shares).

Under the bye-laws of New BN, any matter requiring the approval of holders of shares (excluding matters which may only require the vote of holders of an affected class of shares) must be approved by (i) a majority of the votes cast by the holders of the Class A Shares and the Class E Share who vote in respect of the resolution and (ii) a majority of the votes cast by the holders of the Class B Shares who vote in respect of the resolution. Except in a limited number of circumstances, the holder of the Class E Share shall be entitled to attend and vote at all general meetings at which holders of Class A Shares are entitled to attend and vote. See “Information Concerning New BN – Share Capital” for further detail on the share capital of New BN.

or a unanimous shareholder agreement.

Under the terms of the BN Class A Shares and BN Class B Shares, any matter requiring the approval of holders of shares (excluding matters which may only require the vote of holders of an affected class of shares) must be approved by (i) a majority of the votes cast by the holders of the BN Class A Shares who vote in respect of the resolution and (ii) a majority of the votes cast by the holders of the BN Class B Shares who vote in respect of the resolution.

owned subsidiary) is subject to the approval by a majority of the votes cast on the resolution (instead of two-thirds as would generally be required under the OBCA). Furthermore, the BWS Bye-Laws and Bermuda law provide that an amalgamation or merger is subject to the approval by (i) a majority of the votes cast by holders of the BWS Class A Shares on the resolution and a majority of the votes cast by holders of the BWS Class B Shares on the resolution (instead of two-thirds as would generally be required under the OBCA) as well as (ii) the approval by a majority of the votes cast by all shareholders (including the holders of otherwise non-voting shares). The BWS Bye-Laws further provide that, BN, as the sole holder of BWS Class C Shares, is required to consent to a number of fundamental matters and will have the right, subject to applicable law, to require BWS to commence a members’ voluntary liquidation of the company following the occurrence of certain events. For greater certainty, no consent or resolution of the BWS Class A Shares, BWS Class B Shares, or any other class of shares will be required in connection with the commencement of such members’ voluntary liquidation by the holder of the BWS Class C Shares in addition to any class vote that may be required. Under the BWS Bye-Law, any matter requiring the approval of holders of shares (excluding those matters that only require approval of the BWS Class C Shareholder or matters which may only require the vote of holders of an affected class of shares) must be approved by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes cast by holders of the BWS Class A Shares who vote in respect of the resolution and by a majority or, where a higher threshold is specified under applicable law, the higher percentage of the votes

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
cast by holders of the BWS Class B Shares who vote in respect of the resolution.

Size of Board	The bye-laws of New BN provide that the board will be set at a minimum of four (4) and a maximum of sixteen (16) members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than two directors elected by holders of Class A Shares and the Class E Share being resident in any one other country (aside from Bermuda), and (iii) no more than two directors elected by holders of Class B Shares being resident in any one other country (aside from Bermuda). New BN’s bye-laws may be amended to change the number of directors with the approval of a majority of the votes cast by holders of Class A Shares and the Class E Share and a majority of the votes cast by the holders of Class B Shares, in each case who vote in respect of the amendment.

The bye-laws of BN provide that the number of directors shall be the number provided in the articles of BN. The articles of BN currently fix the size of the board as having sixteen (16) members.

The board of directors of an OBCA corporation that is an offering corporation must consist of at least three individuals, at least one-third of whom are not officers or employees of the corporation or its affiliates.

The BWS Bye-Laws provide that the board will be set at a minimum of four (4) and a maximum of sixteen (16) members or such number in excess thereof as the shareholders may determine, with (i) at least two directors being local residents of Bermuda, (ii) no more than three directors being resident in any one other country (aside from Bermuda), (iii) no more than two directors elected by holders of BWS Class A Shares being resident in any one other country (aside from Bermuda), and (iv) no more than two directors elected by holders of BWS Class B Shares being resident in any one other country (aside from Bermuda). In addition, the BWS Bye-Laws provide that, with respect to the directors elected by holders of BWS Class A Shares, no director or employee of BN will be eligible to serve. The BWS Bye-Laws may be amended to change the number of directors with the approval of a majority of the votes cast by holders of BWS Class A Shares and a majority of the votes cast by BWS Class B Shares, in each case who vote in respect of the amendment.

Election and Removal of Directors

The Companies Acts do not require that the directors elected at a meeting of shareholders be elected for different terms; however, in the absence of such determination by the shareholders of New BN, directors shall serve until the termination of the next annual general meeting following their appointment. In addition, the bye-laws of the company can provide for different terms. Under the bye-laws of New BN, no director term limits have been fixed. In addition, a majority voting policy consistent with TSX requirements is to be adopted.

Under Bermuda law, subject to a company’s bye-laws, the

Where the articles or a unanimous shareholder agreement of a corporation so provides, the OBCA permits, but does not require, that directors may be elected at a meeting of shareholders for different terms of up to three years. Holders of BN Class A Shares are entitled to elect one-half of the board of directors of BN and holders of BN Class B Shares are entitled to elect the other one-half of the board of directors of BN.

Under the OBCA, other than where cumulative voting applies for the election of directors and subject to a unanimous shareholder agreement, the

The Companies Acts do not require that the directors elected at a meeting of shareholders be elected for different terms; however, in the absence of such determination by the shareholders of BWS, directors shall serve until the termination of the next annual general meeting following their appointment. In addition, the BWS Bye-Laws can provide for different terms. Under the BWS Bye-Laws, no director term limits have been fixed. In addition, BWS has a majority voting policy consistent with TSX requirements.

Under Bermuda law, subject to a company’s bye-laws, the shareholders of a company may,

CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES

shareholders of a company may, at a special general meeting called for that purpose, remove any director provided that the notice of the meeting is served on the director or directors concerned not less than 14 days before such meeting. Like the OBCA, if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by an affirmative vote of the shareholders of that class or series. Any director given notice of removal will be entitled to be heard at the special general meeting. A vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or in the absence of any such election by the other directors.

As long as the Class A Shares and the Class B Shares are outstanding, (i) holders of Class A Shares and the Class E Share are entitled to elect one-half of the board of directors of New BN and (ii) holders of Class B Shares are entitled to elect the other one-half of the board of directors of New BN. The bye-laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the Class A Shares and the Class E Share, an affirmative vote of the holders of Class A Shares and the Class E Share holding a majority of the issued and outstanding Class A Shares and Class E Share entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; or (b) with respect to the directors elected by the holders of the Class B Shares, an affirmative vote of the holders of the Class B Shares holding a majority of the issued and outstanding Class B Shares entitled to vote at a special

	shareholders of a corporation may by ordinary resolution at an annual or special meeting remove any director or directors from office. An ordinary resolution under the OBCA requires the resolution to be passed, with or without amendment, at the meeting by at least a majority of the votes cast. The OBCA further provides that where the holders of any class or series of shares of a corporation have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.	at a special general meeting called for that purpose, remove any director provided that the notice of the meeting is served on the director or directors concerned not less than 14 days before such meeting. Like the OBCA, if holders of a class or series of shares have the exclusive right to elect or appoint one or more directors, a director so elected or appointed may only be removed by an affirmative vote of the shareholders of that class or series. Any director given notice of removal will be entitled to be heard at the special general meeting. A vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or in the absence of any such election by the other directors. Holders of BWS Class A Shares are entitled to elect one-half of the board of directors of BWS and holders of BWS Class B Shares are entitled to elect the other one-half of the board of directors of BWS. The BWS Bye-Laws provide that any director may be removed as follows: (a) with respect to the directors elected by holders of the BWS Class A Shares, an affirmative vote of BWS Class A Shares holding a majority of the issued and outstanding BWS Class A Shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; or (b) with respect to the directors elected by the holders of the BWS Class B Shares, an affirmative vote of BWS Class B Shareholders holding a majority of the issued and outstanding BWS Class B Shares entitled to vote at a special general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
	general meeting convened and properly held or conferring the right to vote on a resolution to remove a director; provided, that the notice of any such meeting convened for the purpose of removing a director must contain a statement of the intention to remove the director and be served on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal. See “Information Concerning New BN – Share Capital – Election of Directors” for further details.		on the director not less than 14 days before the meeting, and that the director shall be entitled to be heard at the meeting on the motion for his or her removal.

Process to Amend the Governing Instruments	New BN’s bye-laws provide that any alteration of New BN’s memorandum of association and bye-laws is subject to the approval by a majority of the votes cast by holders of the Class A Shares and the Class E Share on the resolution and a majority of the votes cast by holders of the Class B Shares on the resolution (instead of two-thirds as would generally be required under the OBCA).	Matters requiring approval by a majority of the votes cast include confirmation, rejection or amendment of the by-laws of BN. Matters requiring approval by special resolution include most amendments to the articles of BN.	The BWS Bye-Laws may be revoked or amended only by a resolution of the BWS Board passed by a majority of the directors. No revocation or amendment of the BWS Bye-Laws will be operative until approved by a resolution of the shareholders of BWS at a general meeting of the shareholders. In addition, any amendment to the memorandum of association of BWS or the BWS Bye-Laws requires the prior written consent of all of the holders of the BWS Class C Shares.

Special Meetings of the Shareholders	Under the Companies Acts, holders of not less than one-tenth of the paid-up capital of the company that carry the right to vote can require the directors to convene a special general meeting of the company for the purposes stated in the requisition. If the directors do not within 21 days of the date of deposit of the requisition proceed duly to convene a meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene the meeting, but any meeting so convened shall not be held after the expiration of three months.	The OBCA permits the holders of not less than 5% of the issued shares of a corporation that carry the right to vote to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. Subject to certain exceptions, if the directors fail to provide notice of a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.	Same as New BN.

Written Consent in Lieu of Meeting	Under the Companies Acts and the bye-laws of New BN, any action that may be taken by the shareholders of New BN at a	Under the OBCA, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of	Same as New BN.

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
	meeting may also be taken by a resolution of shareholders of New BN consented to in writing. Such a written resolution may be validly passed, if consented to in writing, by shareholders holding shares to which are attached such majority of the votes as would be required if the resolution had been voted on at a meeting of the shareholders.	shareholders is as valid as if it had been passed at a meeting of the shareholders.

Limitation of Liability and Indemnification of Directors and Officers

The directors and officers of a Bermuda company may be indemnified and secured harmless out of the assets of such company from and against all actions, costs, charges, liabilities, losses, damages and expenses which they or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of the company’s business, or their duty, or supposed duty, or in their respective offices or trusts. However, the indemnity described above shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of the persons described above, in which case it would be rendered void and unenforceable.

Where an auditor, director or officer is found liable to any person for damages arising out of the performance of any functions as such auditor, director or officer as contemplated by the Companies Acts, an auditor, director or officer may be liable jointly and severally only if it is proved that he or she knowingly engaged in fraud or dishonesty. In all other cases, the court may determine the percentage of responsibility of an auditor, director or officer.

Subject to the Companies Acts, New BN will indemnify every current or former director and officer against all liabilities, loss, damage or expense (including, but not limited to,

The OBCA permits indemnification of a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative, or other proceeding to which he or she is involved by reason of being or having been a director or officer of the corporation or another entity, if: (i) he or she acted honestly and in good faith with a view to the best interests of the corporation or other entity, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. Under the OBCA, a corporation may also, with court approval, indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the corporation or other entity, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfills the conditions set out in clauses (i) and (ii) above. In any event, an indemnifiable person is entitled

Same as New BN.

CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES

liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs including defence costs incurred in defending any legal proceedings whether civil or criminal) incurred by them by reason of any act or omission in the conduct of New BN’s business or in the discharge of their duties. No director or officer will be liable to New BN for the acts of any other director or officer. Each shareholder of New BN agrees to waive any claim or right of action he or she may have against any director or officer on account of any action taken by the director or officer in the performance of his or her duties, except for such claims or rights arising from fraud by the director or officer or to recover any gain, personal profit or advantage to which such director or officer is not legally entitled.

New BN will advance monies to any director or officer for the costs, charges and expenses he or she may incur in defending any civil or criminal proceedings against him or her upon receipt of an undertaking that the director or officer will repay any portion of the advance that is attributed to a claim of fraud or dishonesty if such claim is proven against the director or officer. No monies will be paid unless determined that the indemnification of the director or officer would be proper in the circumstances because the director or officer has met a standard of conduct which would entitle him or her to indemnification as determined by the New BN Board, by legal counsel where a duly constituted meeting of the New BN Board cannot be convened, or by a majority vote of New BN’s shareholders.

to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal, administrative investigative action or other proceeding to which he or she is made a party by reason of being or having been a director or officer of the corporation, if the indemnifiable person was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, fulfills the conditions set out in clauses (i) and (ii) above, and is fairly and reasonably entitled to indemnity.

Under the OBCA, directors who vote for or consent to a resolution authorizing the issuance of a share of a corporation for consideration other than money are jointly and severally liable to the corporation to make good any amount by which the consideration received by the corporation is less than the fair equivalent of the money that the corporation would have received if the share had been issued for money on the date of the resolution, provided that a director is not liable pursuant to the foregoing if he or she proves he or she did not know and could not reasonably have known that the share was issued for consideration less than the fair equivalent of the money that the corporation would have received had the share been issued for money. In addition, directors who vote or consent to certain resolutions, including, resolutions approving payments or distributions by the corporation contrary to the OBCA are jointly and severally liable to restore to the corporation any amounts so paid and the value of any property so distributed and not otherwise recovered by the corporation. The OBCA does not otherwise

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
permit the substantive limitation of a director’s liability for breach of fiduciary obligations to the corporation, whether through the articles or otherwise.

Dividends and Distributions	Under the Companies Acts, subject to any limitations or provisions to the contrary in the memorandum of association and bye-laws of a company, a company may, by resolution of directors, declare and pay dividends in money, shares or other property. A company must not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the company’s assets would thereby be less than its liabilities. See “Information Concerning New BN – Distribution Policy” for further details.	Under the OBCA, the directors may declare, and the corporation may pay a dividend by issuing fully paid shares of the corporation and, subject to the solvency test described in the following sentence, a corporation may pay a dividend in money or property. The directors are prohibited from declaring and the corporation is prohibited from paying a dividend if there are reasonable grounds for believing that the corporation is or, after the payment would be, unable to pay its liabilities as they become due, or if the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes. The OBCA also permits a corporation, subject to its articles, to purchase or otherwise acquire any of its issued shares, provided that no payment to purchase or otherwise acquire shares issued by it may be made unless the solvency test described above is satisfied at the time of, and after, such payment. Shares repurchased by an OBCA corporation are generally cancelled. See “Information Concerning BN – Distribution Policy” for further details.	Same as New BN. See “Information Concerning BWS – Distribution Policy” for further details.

Exchange by Holder	Not applicable.	Not applicable.	Subject to the BWS Bye-Laws and applicable law, each holder of BWS Class A Shares is exchangeable with BN for one BN Class A Share held or its cash equivalent, plus all unpaid distributions, if any (the form of payment to be determined at the sole election of BN).

Redemption by Issuer	Under the Companies Acts, a company may only redeem its shares if permitted to do so by its memorandum of association and bye-laws, and if a solvency test	Under the OBCA, a corporation may, subject to its articles and to the solvency test mentioned below, purchase or redeem any redeemable shares issued by it at	Same as New BN.

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
	similar to the test applicable under the OBCA is satisfied.	prices not exceeding the redemption price thereof stated in the articles or calculated according to a formula stated in the articles. However, a corporation may not make any payment to purchase or redeem any redeemable shares issued by it if there are reasonable grounds for believing that the corporation is or, after the payment, would be unable to pay its liabilities as they become due, or after the payment, the realizable value of the corporation’s assets would be less than the aggregate of its liabilities and the amount that would be required to pay the holders of shares who have a right to be paid, on a redemption or in a liquidation, rateably with or before the holders of the shares to be purchased or redeemed, to the extent that the amount has not been included in its liabilities.

Liquidation	The Class A Shares and the Class B Shares shall rank on parity with each other and shall rank after the New BN Senior Preferred Shares and New BN Junior Preferred Shares with respect to returns of capital on the liquidation, dissolution or winding-up of New BN. After payment to holders of the New BN Senior Preferred Shares and New BN Junior Preferred Shares and any other shares ranking prior to the Class A Shares, the holders of the Class A Shares and Class B Shares shall be entitled to receive the remaining property of New BN on dissolution.	The BN Class A Shares and BN Class B Shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of BN or any other distribution of the assets of BN among its shareholders for the purpose of winding-up its affairs.

Upon any liquidation, dissolution or winding-up of BWS or any other distribution of BWS’s assets among the BWS Shareholders for the purpose of winding-up BWS’s affairs, including whether substantially concurrent with the liquidation, dissolution or winding-up of BN or any other distribution of BN’s assets among its shareholders for the purpose of winding-up its affairs, and subject to the prior rights of holders of all classes and series of BWS’s senior preferred shares and any other class of shares of BWS ranking in priority or ratably with the BWS Class A Shares and after the payment in full of any unpaid distributions, the holders of BWS Class A Shares shall be entitled to one BN Class A Share per BWS Class A Share held (subject to adjustment in the event of certain capital events by BWS or BN) or its cash equivalent based on the NYSE closing price of one BN Class A Share on the trading day immediately preceding announcement of such liquidation, dissolution or

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES

winding-up (the form of payment to be determined at the election of BWS). If, upon any such liquidation, dissolution or winding-up, the assets of BWS are insufficient to make such payment in full, then the assets of BWS will be distributed among the holders of BWS Class A Shares and BWS Class B Shares ratably in proportion to the full amounts to which they would otherwise be respectively entitled to receive.

Notwithstanding the foregoing, upon any liquidation, dissolution or winding-up of BWS, BN may elect to acquire all but not less than all of the outstanding BWS Class A Shares for one BN Class A Share per BWS Class A Shares (subject to adjustment in the event of certain capital events by BWS or BN) plus all unpaid distributions, if any. The acquisition by BN of all the outstanding BWS Class A Shares will occur on the day prior to the effective date of the liquidation, dissolution or winding-up of BWS.

Fiduciary Duties	The Companies Acts provide that every director and officer of a company in performing their functions shall act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Each director also has certain fiduciary duties at common law which he or she must exercise in good faith for the benefit of the company as a whole, including a duty of loyalty to the company, a duty not to allow any personal outside interest to conflict with the company’s interest, not to make secret profits or otherwise take advantage of their fiduciary position, and to exercise their powers as directors only for proper corporate purposes. In doing so, he or she must use his or her powers for the purposes for which they are intended and	The OBCA provides that every director and officer of a corporation governed by the OBCA, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the corporation, and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Every director and officer of a corporation governed by the OBCA must comply with the provisions of the OBCA, the regulations thereunder, and the articles and by-laws and any unanimous shareholder agreement of such corporation. No provision in a contract, the articles, the by-laws or any resolution relieves a director or officer from the duty to act in accordance with the OBCA or the regulations thereunder, or relieves him or her of liability for a breach of either, except	Same as New BN.

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
	fulfil the duties of his or her office honestly.	where an unanimous shareholder agreement restricts the powers of the directors to manage the business and affairs of a corporation, in which case the shareholders incur the liabilities of the directors to the extent to which said powers are restricted and the directors are thereby relieved of their duties and liabilities.

Protection of Shareholders

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

Under the Companies Acts, a minority oppression remedy also exists. When the affairs of a company are perceived by a shareholder as being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, a shareholder appearing in the register of shareholders may apply to the Bermuda court, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company.

Under the OBCA, a current or former registered or beneficial shareholder may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. The court must be satisfied that the complainant has given reasonable notice to the directors of the corporation or its subsidiary of his or her intention to apply to the court, the directors of the corporation or its subsidiaries will not bring, diligently prosecute, defend or discontinue the action, that the complainant is acting in good faith and that it appears to be in the interests of the corporation or its subsidiaries that the action be brought, prosecuted, defended or discontinued. The OBCA provides that the court in a derivative action may make any order it thinks fit including, without limitation: (i) an order authorizing the complainant or any other person to control the conduct of the action; (ii) an order giving directions for the conduct of the action; (iii) an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to the former and present shareholders of the corporation or its subsidiary instead of to the corporation or its subsidiary; and (iv) an order requiring the corporation or its subsidiary to pay reasonable legal fees incurred

Same as New BN.

CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
by the complainant in connection with the action.

The OBCA provides an oppression remedy that enables the court to make any order, both interim and final, to rectify the matters complained of, if the court is satisfied upon the application by a complainant that: (i) any act or omission of a corporation or an affiliate effects or threatens to effect a result; (ii) the business or affairs of a corporation or an affiliate are or have been carried on or conducted in a manner; or (iii) the powers of the directors of a corporation or an affiliate are, have been or are threatened to be exercised in a manner that is oppressive or unfairly prejudicial to, or unfairly disregards the interest of, any security holder, creditor, director or officer of the corporation. A complainant means (i) a registered holder or beneficial owner, or a former registered holder or beneficial owner, of a security of a corporation or any of its affiliates; (ii) a director or an officer or a former director of officer of a corporation or of any of its affiliates; or (iii) any other person who, in the discretion of the court, is a proper person to make such application. Because of the breadth of conduct which can be complained of and the scope of the court’s remedial powers, the oppression remedy is very flexible and is sometimes relied upon to safeguard the interests of shareholders and other complainants with a substantial interest in the corporation. Under the OBCA, it is not necessary to prove that the directors of a corporation acted in bad faith in order to seek an oppression remedy. Furthermore, a court may order the corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action).

	CLASS A SHARES	BN CLASS A SHARES	BWS CLASS A SHARES
Class actions are also available to shareholders for certain causes of action against a corporation under Ontario law.

Transferability of Shares	Subject to the Companies Acts and the exceptions and restrictions contained in the bye-laws of New BN as may be applicable, a shareholder of New BN may transfer any of his or her shares by providing such evidence of the transfer, such as an instrument of transfer, as the New BN Board may require. Shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and requirements of such exchange.	Unless the articles of a corporation contain a restriction on the transfer of shares, under the OBCA, shares are presumed to be freely transferable.	Same as New BN.

Choice of Forum for U.S. Securities Act Claims	The bye-laws of New BN provide that unless New BN consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act. In the absence of this provision, under the U.S. Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the U.S. Exchange Act.	Not applicable.	Same as New BN.

ELIGIBILITY FOR INVESTMENT

In the opinion of McCarthy Tétrault LLP, counsel to BN and BWS, based on the provisions of the Tax Act and the Regulations, the Class A Shares will be “qualified investments” under the Tax Act for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans (“RESPs”), registered disability savings plans (“RDSPs”), tax-free savings accounts (“TFSAs”) and first home savings accounts (“FHSAs”), as those terms are defined in the Tax Act (collectively, RRSPs, RRIFs, RESPs, RDSPs, TFSAs and FHSAs are referred to as “Registered Plans”) or deferred profit sharing plans (“DPSPs”) (as defined in the Tax Act), provided that the Class A Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and NYSE).

The annuitant, holder or subscriber, as applicable, of a Registered Plan will be subject to a penalty tax in respect of the Class A Shares held by a trust governed by such Registered Plan, as the case may be, if such Class A Shares are a “prohibited investment” for such Registered Plan for the purposes of the Tax Act. The Class A Shares will not be a prohibited investment for a Registered Plan, provided that the annuitant, holder or subscriber of such a Registered Plan, as the case may be: (i) deals at arm’s length with New BN for purposes of the Tax Act and (ii) does not have a “significant interest” within the meaning of the Tax Act in New BN. In addition, the Class A Shares will not be a prohibited investment if the Class A Shares are “excluded property” as defined in the Tax Act for trusts governed by a Registered Plan. Holders who intend to hold Class A Shares in a Registered Plan should consult their own tax advisors.

Registered Plans and DPSPs will not be Eligible Canadian Holders and will therefore not qualify to acquire Exchangeable Shares under the Transaction.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Transaction Supplement, a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Transaction generally applicable to a beneficial owner of BN Class A Shares or BWS Class A Shares who, for purposes of the Tax Act and at all relevant times: (i) holds BN Class A Shares and/or BWS Class A Shares, and will hold Class A Shares and/or Exchangeable Shares, as capital property; and (ii) deals at arm’s length with, and is not affiliated with, BN, BWS, New BN, New BNC, Can Topco, Can Topco 2 or a New BN Designee (a “Holder”). Generally, BN Class A Shares, BWS Class A Shares, Class A Shares and/or Exchangeable Shares (collectively, the “Shares”), as applicable, will be capital property to a Holder, provided that the Holder does not acquire, hold or use the Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

Certain Holders resident in Canada for purposes of the Tax Act who might not otherwise be considered to hold their BN Class A Shares as capital property may be entitled to make, or may have already made, an irrevocable election under subsection 39(4) of the Tax Act to have their BN Class A Shares and all other “Canadian securities” (as defined in the Tax Act) owned or subsequently acquired by such Holder treated as capital property in the taxation year in which the election is made and in all subsequent taxation years. Canadian-resident Holders whose BN Class A Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election. Exchangeable Shares received by an Eligible Canadian Holder under a section 85 election in respect of BN Class A Shares, as described below, will not be a “Canadian security” for this purpose. Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) is available in their particular circumstances.

This summary does not apply to a Holder who acquired BN Class A Shares under a BN Long-Term Share Ownership Plan or who acquired BWS Class A Shares under a BWS Long-Term Share Ownership Plan. Those Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), in force as of the date hereof, and an understanding of the current administrative policies of the CRA published in writing by it prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted as proposed. However, no assurances can be given that the Tax Proposals will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to the Transaction. Accordingly, Holders should consult their own tax advisors having regard to their own particular circumstances.

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Shares (including dividends, adjusted cost base and proceeds of disposition) not otherwise expressed in Canadian dollars must be converted into Canadian dollars based on the daily foreign exchange rate quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the Minister of National Revenue (Canada).

Holders Resident in Canada

This portion of the summary generally applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada (a “Resident Holder”). It does not apply to a Holder (i) an interest in which is a “tax shelter investment” (as defined in the Tax Act); (ii) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (iii) that is a “specified financial institution” (as defined in the Tax Act); (iv) that has elected to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) in respect of the Shares, (vi) that is exempt from tax under Part I of the Tax Act; or (vii) in respect of whom New BN or BWS is or will be a “foreign affiliate” (as defined in the Tax Act). Those Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may apply to a Holder that is a corporation resident in Canada for purposes of the Tax Act and is or becomes (or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or series of transactions that includes the Transaction, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length (for purposes of the Tax Act) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary does not address the “offshore investment fund property rules” in the Tax Act. Resident Holders should consult their own tax advisors with respect to how such rules may apply to their own particular circumstances.

Exchange of BWS Class A Shares

A Resident Holder that exchanges BWS Class A Shares for consideration consisting of Class A Shares will be deemed to have disposed of such BWS Class A Shares pursuant to the Transaction under a tax-deferred foreign share-for-share exchange under subsection 85.1(5) of the Tax Act unless, immediately after the exchange, such Resident Holder, persons with whom the Resident Holder does not deal with at arm’s length (for purposes of the Tax Act), or the Resident Holder together with all such persons, controls New BN (for purposes of the Tax Act), beneficially owns shares of the capital stock of New BN having a FMV of more than 50% of the FMV of all outstanding shares of the capital stock of New BN, or the Resident Holder has included in computing its income any portion of the gain or loss, otherwise determined, realized on the disposition.

Where subsection 85.1(5) of the Tax Act applies, the Resident Holder will be deemed to have disposed of the BWS Class A Shares for proceeds of disposition equal to the aggregate “adjusted cost base” (as defined in the Tax Act) of those BWS Class A Shares to the Resident Holder, determined immediately before the exchange, and the Resident Holder will be deemed to have acquired the Class A Shares received on the exchange at an aggregate cost equal to such adjusted cost base of the BWS Class A Shares.

Exchange of BN Class A Shares

Exchange of BN Class A Shares for Class A Shares

A Resident Holder that exchanges BN Class A Shares for consideration therefor consisting solely of Class A Shares pursuant to the Transaction will generally have a taxable disposition of the BN Class A Shares. Such Resident Holder will be considered to have disposed of such BN Class A Shares for proceeds of disposition equal to the aggregate FMV, at the time of the disposition, of the Class A Shares acquired. Such Resident Holder will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which such proceeds of disposition are greater (or are less) than the aggregate of the “adjusted cost base” (as defined in the Tax Act) to the Resident Holder of the BN Class A Shares immediately before the disposition and any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

Exchange of BN Class A Shares for Exchangeable Shares

Subject to the limitations and conditions described below, New BNC will make a joint election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) with an Eligible Canadian Holder who validly elects to receive Exchangeable Shares (including any ancillary rights) as full or partial consideration for their BN Class A Shares, at the agreed amount selected by such Eligible Canadian Holder subject to the limitations under the Tax Act (the “Elected Amount”). Subject to the limitations under the Tax Act described generally below, the Elected Amount will be treated for the purposes of the Tax Act as the Eligible Canadian Holder’s proceeds of disposition of its BN Class A Shares.

The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Canadian Holders wishing to receive Exchangeable Shares in exchange for their BN Class A Shares should consult their own tax advisors.

Elected Amount

In general, the Elected Amount is subject to the following limitations in respect of the BN Class A Shares that are the subject of the election:

•	the Elected Amount may not be less than the aggregate amount of (i) the FMV of any Class A Shares received on the exchange and (ii) the aggregate FMV of any ancillary rights received on the exchange;

•	the Elected Amount may not be less than the lesser of (i) the “adjusted cost base” (as defined in the Tax Act) to the Eligible Canadian Holder of its BN Class A Shares disposed of, determined immediately before the time of the disposition, and (ii) the FMV of the BN Class A Shares disposed of at that time; and

•	the Elected Amount may not be greater than the FMV at the time of the disposition of the BN Class A Shares so disposed of.

Elected Amounts which do not comply with these limitations will be automatically adjusted pursuant to the provisions of the Tax Act so that they comply. Any reference to an Elected Amount herein refers to the Elected Amount that complies (or is adjusted to comply) with these limitations.

Tax Treatment

Where a Resident Holder who is an Eligible Canadian Holder and New BNC make a joint election under subsection 85(1) or subsection 85(2) of the Tax Act, as applicable, the treatment to such Eligible Canadian Holder generally will be as follows:

•	the Eligible Canadian Holder will be deemed to realize proceeds of disposition equal to the Elected Amount;

•	if the proceeds of disposition are equal to the aggregate of the adjusted cost base to the Eligible Canadian Holder of the BN Class A Shares, determined immediately before the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Canadian Holder;

•	to the extent that the proceeds of disposition of the BN Class A Shares exceed the aggregate of the adjusted cost base to the Eligible Canadian Holder of the BN Class A Shares, determined immediately before the disposition, and any reasonable costs of disposition, the Eligible Canadian Holder will, in general, realize a capital gain;

•	the cost to the Eligible Canadian Holder of any ancillary rights received on the exchange will be equal to the FMV thereof at that time;

•	the cost to the Eligible Canadian Holder of any Class A Shares received on the exchange will be equal to the FMV thereof at that time; and

•	the cost to the Eligible Canadian Holder of Exchangeable Shares received on the exchange will be equal to the amount by which the proceeds of disposition exceed the sum of: (i) the FMV of any Class A Shares received on the exchange and (ii) the aggregate FMV of any ancillary rights received on the exchange.

Procedure for Making a Tax Election

New BNC has agreed to make an election with each Eligible Canadian Holder that validly elects to receive Exchangeable Shares (including any ancillary rights) as full or partial consideration for their BN Class A Shares at the amount determined by such electing Eligible Canadian Holder, subject to the limitations set out in subsection 85(1)

or subsection 85(2) of the Tax Act (or any applicable provincial income tax law) (a “Tax Election”). In connection with making a Tax Election, electing Eligible Canadian Holders will be provided with access to a dedicated online platform through which the Tax Election process will be administered (the “Tax Election Portal”).

The Tax Election Portal will be made available the day following the Effective Date and will be open until the date that is sixty (60) days following the Effective Date (the “Tax Election Portal Closing Date”). To complete a Tax Election, an electing Eligible Canadian Holder must make a valid submission on the Tax Election Portal no later than the Tax Election Portal Closing Date. The information necessary to make a valid submission on the Tax Election Portal will include the number of BN Class A Shares transferred, the number of Class A Shares (if any) and Exchangeable Shares that the Eligible Canadian Holder has elected to receive, and the applicable Elected Amounts for the purposes of such Tax Election. New BNC will make a Tax Election only with an Eligible Canadian Holder, and at the Elected Amounts subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (and any applicable provincial tax law).

For brokers or other intermediaries acting on behalf of multiple electing Eligible Canadian Holders, a bulk submission process will be made available.

Subject to the submission on the Tax Election Portal made by the electing Eligible Canadian Holder complying with the procedures set out on the Tax Election Portal and the provisions of the Tax Act (and any applicable provincial income tax law) and provided the submission is made no later than the Tax Election Portal Closing Date, a Tax Election form will be signed by New BNC and delivered to the electing Eligible Canadian Holder, within thirty (30) days of receipt of such submission on the Tax Election Portal, for filing with the CRA (or the applicable provincial tax authority). Other than the foregoing obligation, none of BN, New BN, New BNC, any of their affiliates, nor any successor corporation shall be responsible for the proper completion of any Tax Election form, nor for any taxes, interest or penalties resulting from the failure of an electing Eligible Canadian Holder to properly complete or file such Tax Election form in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial tax law), and each electing Eligible Canadian Holder is solely responsible for ensuring the Tax Election is completed correctly and filed with the CRA (and any applicable provincial tax authority) by the required deadline. With the exception of the execution and delivery of completed Tax Election forms within thirty (30) days of receiving a valid submission from an electing Eligible Canadian Holder through the Tax Election Portal in accordance with the procedures set out thereon, compliance with the requirements for making a valid Tax Election will be the sole responsibility of the electing Eligible Canadian Holder making the election.

For the CRA to accept a Tax Election without a late filing penalty being paid by an electing Eligible Canadian Holder, the Tax Election form must be received by the CRA on or before the day that is the earliest of the days on or before which either New BNC or the electing Eligible Canadian Holder (or any partner thereof where the electing Eligible Canadian Holder is a partnership) is required to file an income tax return for the taxation year in which the disposition occurs. New BNC’s 2026 taxation year is scheduled to end on December 31, 2026. New BNC’s income tax return is required to be filed within six (6) months of its taxation year end. Electing Eligible Canadian Holders are urged to consult their own advisors as soon as possible respecting the deadlines (including, where applicable, provincial deadlines) applicable to their own particular circumstances; however, regardless of such deadlines, information necessary for an electing Eligible Canadian Holder to make a Tax Election must be received by New BNC in accordance with the procedures set out on the Tax Election Portal no later than the Tax Election Portal Closing Date.

Any electing Eligible Canadian Holder who does not make a valid submission on the Tax Election Portal in accordance with the procedures set out thereon within the time period noted above may not be able to benefit from the tax deferral provisions in subsections 85(1) and 85(2) of the Tax Act (or the corresponding provisions of any applicable provincial income tax law). Accordingly, all electing Eligible Canadian Holders who wish to make a Tax Election with New BNC should give their immediate attention to this matter. Electing Eligible Canadian Holders are referred to Information Circular 76 -19R3 and Interpretation Bulletin IT-291R3 (archived) issued by the CRA for further information respecting the Tax Election. Electing Eligible Canadian Holders wishing to make the Tax Election are urged to consult their own tax advisors without delay. The comments herein and on the Tax Election Portal with respect to the Tax Election are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

The Tax Election Portal will be available at brookfieldtaxelection.kpmg.ca.

Receipt of Ancillary Rights

An Eligible Canadian Holder who receives Exchangeable Shares in consideration for their BN Class A Shares will receive ancillary rights in respect of the Exchangeable Shares, described under the section titled “Information Concerning New BNC – Description of Exchangeable Shares”. Such Eligible Canadian Holder will be required to account for the ancillary rights in determining the proceeds of disposition of the BN Class A Shares and the cost to the Eligible Canadian Holder of the Exchangeable Shares. New BNC considers that the ancillary rights have a nominal FMV. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view.

Class A Shares

Dividends on Class A Shares

The amount of a dividend received or deemed to be received on a Class A Share by a Resident Holder who is an individual will be included in computing such Resident Holder’s income for the taxation year in which such dividend is received and will not be subject to the gross-up and dividend tax credit rules in the Tax Act.

The amount of a dividend received or deemed to be received on a Class A Share by a Resident Holder that is a corporation will be included in the corporation’s income and will generally not be deductible in computing its taxable income.

Any foreign withholding tax on such dividends generally should be eligible, subject to the specific rules and limitations under the Tax Act, to be credited against the Resident Holder’s income tax or deducted from income.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time during the year, a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on such Resident Holder’s “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include dividends received on the Class A Shares. Resident Holders that are corporations are advised to consult their own tax advisors.

Distributions by way of a Reduction of Share Capital on Class A Shares

Any distributions by way of a reduction of share capital paid or payable to a Resident Holder on a Class A Share will not be included in computing the Resident Holder’s income but will reduce the “adjusted cost base” (as defined in the Tax Act) to the Resident Holder of the Class A Share. To the extent that a Resident Holder’s adjusted cost base would otherwise be a negative amount, the negative amount will be deemed to be a capital gain realized by the Resident Holder and the adjusted cost base of the Class A Share to the Resident Holder will be nil immediately thereafter. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

Disposition of Class A Shares

A Resident Holder who disposes of, or is deemed to have disposed of, a Class A Share will generally realize a capital gain (or capital loss) in the taxation year of the disposition or deemed disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the aggregate “adjusted cost base” (as defined in the Tax Act) to the Resident Holder of the Class A Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

For purposes of determining the adjusted cost base to a Resident Holder of each Class A Share acquired pursuant to the Transaction, the cost of such Class A Share will be averaged with the adjusted cost base of any other Class A Shares of the same class held by the Resident Holder as capital property.

Exchangeable Shares

Dividends on Exchangeable Shares

A Resident Holder will be required to include in computing its income for a taxation year the amount of any dividends received (or deemed to be received) on its Exchangeable Shares.

In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received or deemed to be received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit applicable to any dividends designated by New BNC as eligible dividends in accordance with the provisions of the Tax Act. New BNC may be subject to restrictions on its ability to make such designations under the Tax Act, and has made no commitment in this regard.

For a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in computing its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain, to the extent and under the circumstances specified in the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation” (as defined in the Tax Act) may be liable to pay a tax under Part IV of the Tax Act (which generally is refundable, subject to the detailed rules of the Tax Act) on the amount of dividends received or deemed to be received on the Exchangeable Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the taxation year.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time during the year, a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on such Resident Holder’s “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include dividends received on the Exchangeable Shares. Resident Holders that are corporations are advised to consult their own tax advisors.

Redemption or Retraction of Exchangeable Shares by New BNC

On a redemption of an Exchangeable Share by New BNC, including upon the exercise of a retraction right, a Resident Holder will be deemed to have received a dividend equal to the amount, if any, by which the FMV of the Class A Shares received in consideration therefor exceeds the “paid-up capital” (determined for purposes of the Tax Act) attributable to the redeemed Exchangeable Shares immediately before the redemption. Such paid-up capital will be determined by reference to the aggregate Elected Amount under the Tax Elections made pursuant to the Transaction, among other things, and therefore cannot be determined in advance of the Effective Date. Any such deemed dividend will be subject to the same tax treatment as described above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchangeable Shares – Dividends on Exchangeable Shares”.

Such a Resident Holder will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such Exchangeable Shares, as reduced by the amount of any deemed dividend as discussed above, exceed (or are less than) the total of (i) the “adjusted cost base” (as defined in the Tax Act) of such Exchangeable Shares to such Resident Holder, and (ii) any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

The cost of a Class A Share received by a Resident Holder on the redemption or retraction of an Exchangeable Share by New BNC will be equal to the FMV of such Class A Share at the time of such event, and will be averaged with the adjusted cost base of any other Class A Shares of the same class held at that time by such Resident Holder as capital property for the purpose of determining the adjusted cost base of all Class A Shares of that class held by such Resident Holder.

Exchange of Exchangeable Shares with New BN

A Resident Holder who acquires Class A Shares pursuant to New BN (or a New BN Designee) exercising its call right to acquire Exchangeable Shares will generally realize a capital gain (or capital loss) in the taxation year of the exchange equal to the amount by which the proceeds of disposition are greater (or are less) than the aggregate of the “adjusted cost base” (as defined in the Tax Act) to the Resident Holder of the Exchangeable Shares immediately before the exchange and any reasonable costs of disposition. For these purposes, the proceeds of disposition will be the FMV of the Class A Shares received in consideration for the Exchangeable Shares. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

The cost of a Class A Share received by a Resident Holder on the acquisition of an Exchangeable Share by New BN will be equal to the FMV of such Class A Share at the time of such event, and will be averaged with the adjusted cost base of any other Class A Shares of the same class held at that time by such Resident Holder as capital property for the purpose of determining the adjusted cost base of all Class A Shares of that class held by such Resident Holder.

Disposition of Exchangeable Shares other than on Redemption/Retraction by New BNC or Exchange with New BN

A Resident Holder who disposes of, or is deemed to have disposed of, an Exchangeable Share, other than on the redemption/retraction of the Exchangeable Share by New BNC or exchange of the Exchangeable Share with New BN, will generally realize a capital gain (or capital loss) in the taxation year of the disposition or deemed disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the aggregate of the “adjusted cost base” (as defined in the Tax Act) to the Resident Holder of the Exchangeable Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

BN Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights with respect to its BN Class A Shares and receives from BN the fair value of such Resident Holder’s BN Class A Shares will be deemed to have received a dividend equal to the amount, if any, by which the payment received exceeds the paid-up capital attributable to such redeemed BN Class A Shares immediately before their surrender to BN pursuant to the Transaction. Any such deemed dividend will be subject to the same tax treatment as described above with respect to Exchangeable Shares under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchangeable Shares – Dividends on Exchangeable Shares”.

Such a Resident Holder will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such BN Class A Shares, as reduced by the amount of any deemed dividend as discussed above, exceed (or are less than) the total of (i) the “adjusted cost base” (as defined in the Tax Act) of such BN Class A Shares to such Resident Holder, and (ii) any reasonable costs of disposition. The general tax treatment of capital gains and capital losses is discussed below under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Losses”.

Any interest awarded by the Court to such a dissenting Resident Holder will be included in computing such dissenting Resident Holder’s income for purposes of the Tax Act. In addition, a Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, may be liable for an additional refundable tax in respect of such interest.

Taxation of Capital Gains and Losses

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss must be deducted as an allowable capital loss against taxable capital gains realized by the Resident Holder in the year and any excess may be deducted against net taxable capital gains in any of the three preceding years or in any subsequent year, to the extent and under the circumstances set out in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Shares by a Resident Holder that is a corporation may be reduced by the amount of taxable dividends received or deemed to have been received by it on such Shares or shares substituted for such Shares to the extent and in the circumstances specified by the Tax Act. Similar rules may apply where a Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) or, at any time during the year, a “substantive CCPC” (as defined in the Tax Act), may be liable to pay an additional tax (refundable in certain circumstances) on such Resident Holder’s “aggregate investment income” (as defined in the Tax Act) for the year, which will generally include taxable capital gains on dispositions of Shares. Resident Holders that are corporations are advised to consult their own tax advisors.

Alternative Minimum Tax

Taxable dividends received or deemed to be received and taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Resident Holders are advised to consult their own tax advisors.

Foreign Property Information Reporting

Generally, a Resident Holder that is a “specified Canadian entity” (as defined in the Tax Act) for a taxation year or a fiscal period and whose total “cost amount” of “specified foreign property” (as such terms are defined in the Tax Act), including the Class A Shares and Exchangeable Shares (including the ancillary rights), at any time in the year or fiscal period exceeds C$100,000 will be required to file an information return with the CRA for the year or fiscal period disclosing certain prescribed information in respect of such property. Subject to certain exceptions, a Resident Holder generally will be a specified Canadian entity. Penalties may apply where a Resident Holder fails to file the required information return in respect of such Resident Holder’s specified foreign property on a timely basis in accordance with the Tax Act.

The reporting rules in the Tax Act relating to specified foreign property are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their own tax advisors regarding compliance with the reporting rules contained in the Tax Act.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder (a “Non-Resident Holder”) who (i) for the purposes of the Tax Act and any applicable tax treaty, is neither resident nor deemed to be resident in Canada at any time while they hold BWS Class A Shares, BN Class A Shares or Class A Shares; and (ii) does not and will not use or hold and is not and will not be deemed to use or hold the BWS Class A Shares, BN Class A Shares or Class A Shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank. Such Holders should consult their own tax advisors.

Holders that are not resident or deemed to be resident in Canada will not be Eligible Canadian Holders and will therefore not qualify to acquire Exchangeable Shares under the Transaction.

Disposition of BN Class A Shares or BWS Class A Shares Pursuant to the Transaction

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a BN Class A Share or BWS Class A Share under the Transaction unless the BN Class A Share or BWS Class A Share, as applicable, constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty.

Generally, provided the BN Class A Shares or BWS Class A Shares, as applicable, are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and NYSE), at the time of disposition, the BN Class A Shares or BWS Class A Shares, as applicable, will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length for the purposes of the Tax Act, partnerships in which the Non-Resident Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of BN or BWS, as applicable; and (ii) more than 50% of the FMV of the BN Class A Shares or BWS Class A Shares, as applicable, was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) and an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a BN Class A Share or BWS Class A Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

If the BN Class A Shares or BWS Class A Shares constitute or are deemed to constitute taxable Canadian property to any Non-Resident Holder, such Non-Resident Holder may be entitled to relief under the provisions of an applicable income tax treaty or convention. Non-Resident Holders whose BN Class A Shares or BWS Class A Shares may be taxable Canadian property should consult their own tax advisors.

BN Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights with respect to its BN Class A Shares and receives from BN the fair value of such Non-Resident Holder’s BN Shares will be deemed to have received a dividend equal to the amount, if any, by which the payment received exceeds the “paid-up capital” (determined for purposes of the Tax Act) attributable to such redeemed Shares immediately before their surrender to BN pursuant to the Transaction. BN will withhold and remit to the CRA tax on such dividends at the rate specified under the Tax Act or as modified by the provisions of an applicable income tax treaty or convention.

Such a Non-Resident Holder will also be considered to have disposed of such Non-Resident Holder’s BN Class A Shares for proceeds of disposition equal to the fair value of such BN Class A Shares less the amount of any deemed dividend as discussed above. A Non-Resident Holder generally will not be subject to capital gains tax under the Tax Act in respect of the disposition of such BN Class A Shares unless the BN Class A Shares constitute “taxable Canadian property” to the Non-Resident Holder (as described above under the section titled “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Disposition of BN Class A Shares or BWS Class A Shares Pursuant to the Transaction”).

Any interest awarded by a court and paid to such a dissenting Non-Resident Holder will not be subject to Canadian withholding tax.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain material U.S. federal income tax considerations applicable to U.S. Holders with respect to the transfer of Contributed Shares to New BN, or a subsidiary of New BN that is treated as an entity disregarded as separate from New BN for U.S. federal income tax purposes, in exchange for New BN Shares pursuant to the Transaction and the ownership and disposition of New BN Shares by such U.S. Holders. This discussion is general in nature and does not purport to be a complete analysis of all potential U.S. tax effects of the Transaction.

This discussion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions, published positions of the IRS, and other applicable authorities, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. This discussion does not address all U.S. federal tax laws (such as estate or gift tax laws), nor does it address any aspects of U.S. state or local or non-U.S. taxation. New BN does not intend to seek any ruling from the IRS regarding the U.S. federal income tax consequences of the Transaction or the other matters discussed below. There can be no assurance that the IRS will not challenge the conclusions reflected herein or that a court would not sustain any such challenge.

This discussion only addresses U.S. Holders of Contributed Shares (i.e., BWS Class A Shares, BWS Class B Shares, and BN Class A Shares) that will hold New BN Shares received in the Transaction as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of Contributed Shares, or New BN Shares, in light of their personal circumstances, or to any holders subject to special treatment under the Code, such as:

•	persons that own (directly, indirectly or constructively, applying certain attribution rules) 10% or more of either the total voting power or total value of the stock of BWS, BN or New BN;

•	persons that will own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of either the total voting power or total value of the stock of New BN immediately following the Transaction;

•	dealers in securities or currencies;

•	financial institutions or financial services entities;

•	mutual funds;

•	life insurance companies;

•	persons that hold BN Shares or BWS Shares or that will hold New BN Shares as part of a straddle, hedge, constructive sale, or conversion transaction with other investments;

•	persons whose BN Shares, BWS Shares, or New BN Shares are loaned to a short seller to cover a short sale of such units or shares;

•	U.S. Holders whose functional currency is not the U.S. dollar;

•	persons who have elected mark-to-market accounting;

•	persons who hold BN Shares, BWS Shares or will hold New BN Shares through a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes;

•	“passive foreign investment companies”, “controlled foreign corporations”, or corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to any alternative minimum tax or to the Medicare contribution tax on net investment income;

•	any non-U.S. Holder treated for U.S. federal income tax purposes as a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the Arrangement is completed;

•	any non-U.S. Holder treated for U.S. federal income tax purposes as engaged in a trade or business within the United States;

•	persons who received their BN Shares, BWS Shares, or New BN Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	certain U.S. expatriates or former long-term residents of the United States; or

•	U.S. Holders who receive distributions on BN Shares, BWS Shares, or New BN Shares other than in U.S. dollars.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Contributed Shares, or after the completion of the Transaction, New BN Shares, that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Under Section 367(a) of the Code and the Treasury Regulations thereunder, special rules may apply to a U.S. Holder that actually or constructively owns 5% or more, by vote or value, of the issued and outstanding stock of New BN within the meaning of Treasury Regulation Section 1.367(a)-3(b)(1)(i) immediately after the Transaction. Furthermore, under Section 367(b) of the Code and the Treasury Regulations thereunder, special rules may also apply to a U.S. Holder that actually or constructively owned 10% or more of the total combined voting power of the voting stock of any Contributed Entity at any time during the five-year period ending on the date of the Transaction. Any such U.S. Holder is urged to consult its tax advisor regarding the U.S. federal income tax consequences of the Transaction with regard to the holder’s particular circumstances.

If a partnership, including for this purpose any arrangement or entity that is classified as a partnership for U.S. federal income tax purposes, holds Contributed Shares or, after completion of the Arrangement, New BN Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of such partnership. U.S. Holders that are partnerships for U.S. federal income tax purposes and the partners of such partnerships are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Transaction and the ownership and disposition of New BN Shares received pursuant to the Transaction.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION AND, AFTER THE COMPLETION OF THE TRANSACTION, THE OWNERSHIP AND DISPOSITION OF NEW BN SHARES WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER

THE U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS OR ANY APPLICABLE INCOME TAX TREATY.

The following discussion assumes that the Transaction will be completed as described in the Transaction Agreement and this Transaction Supplement.

Characterization of the Exchangeable Shares

The U.S. federal income tax consequences of the Transaction also depend, in part, on whether the Exchangeable Shares are, for U.S. federal income tax purposes, treated as stock of New BNC and not as stock in New BN. New BNC and New BN intend to take the position and believe that the Exchangeable Shares are properly characterized as stock of New BNC for U.S. federal income tax purposes. However, the treatment of the Exchangeable Shares as stock of New BNC is not free from doubt, as there is no direct authority regarding the proper U.S. federal income tax treatment of securities similar to the Exchangeable Shares. If the Exchangeable Shares are not treated as stock of New BNC, and are instead treated as Class A Shares, then the U.S. federal income tax consequences of the Transaction and the ownership and disposition of the Class A Shares received pursuant to the Transaction could differ materially and adversely from the consequences described herein.

The remainder of this discussion assumes that the Exchangeable Shares will be treated as stock of New BNC for U.S. federal income tax purposes.

Tax Consequences of the Transaction

In connection with the Arrangement, New BN expects to receive the U.S. Tax Opinion, substantially to the effect that, subject to certain facts, assumptions, qualifications, limitations and representations, for U.S. federal income tax purposes, the transfer of the Contributed Shares to New BN (or a subsidiary of New BN that is treated as an entity disregarded as separate from New BN for U.S. federal income tax purposes) in exchange for New BN Shares pursuant to the Transaction, together with certain related transfers and viewed as part of a single integrated transaction (the “New BN Contribution”), will qualify for non-recognition treatment under Section 351(a) of the Code. Accordingly, U.S. Holders of Contributed Shares will not recognize gain or loss for U.S. federal income tax purposes upon the New BN Contribution, as discussed in greater detail below. However, if any of the facts, assumptions, representations, statements, or undertakings relied upon by Weil, Gotshal & Manges LLP in rendering the U.S. Tax Opinion are, or become, inaccurate or incomplete, or if BN, BWS, or New BN breach any of their respective covenants in the transaction documents, the U.S. Tax Opinion may be invalid and the conclusions reached therein could be jeopardized.

The U.S. Tax Opinion is not binding on the IRS or the courts. New BN has not sought and will not seek any rulings from the IRS with respect to the treatment of the Arrangement and certain related transactions for U.S. federal income tax purposes and there can be no assurance that the IRS will not assert that the Transaction and/or certain related transactions are taxable. Thus, notwithstanding receipt by New BN of the U.S. Tax Opinion, the IRS could assert that the Transaction and/or certain related transactions do not qualify for non-recognition treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the U.S. Holders of Contributed Shares could be subject to significant U.S. federal income tax liability as discussed below.

The following discussion addresses the U.S. federal income tax consequences that will apply to U.S. Holders of Contributed Shares (i) assuming the New BN Contribution qualifies for non-recognition treatment pursuant to Section 351 of the Code and (ii) if, contrary to expectation, the New BN Contribution were not to qualify for non-recognition under Section 351 of the Code.

Consequences to U.S. Holders

Qualification of the New BN Contribution Under Section 351 of the Code

The transfer of the Contributed Shares in exchange for New BN Shares, as applicable (i.e., the New BN Contribution), taken together with certain related transfers pursuant to the Arrangement and viewed as part of a single integrated transaction, is expected to qualify as a transfer of property described in Section 351 of the Code. Accordingly, subject to the discussion below regarding the application of the “passive foreign investment company” (“PFIC”) rules, a U.S. Holder who receives New BN Shares in the New BN Contribution:

•	will not recognize gain or loss in the New BN Contribution.

•	will have an aggregate tax basis in the New BN Shares received in the New BN Contribution equal to the aggregate tax basis of the Contributed Shares surrendered in exchange therefor.

•	will have a holding period for New BN Shares received in the New BN Contribution that includes its holding period for its Contributed Shares surrendered in exchange therefor.

U.S. Holders of the Contributed Shares that have acquired different blocks of Contributed Shares at different times or at different prices are urged to consult their own tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, New BN Shares.

BN and BWS (the “Contributed Entities”) do not expect, based on the current composition of their income, assets and activities, to be classified as a PFIC for the current taxable year or for the taxable year that includes the Effective Date, nor do they believe that they were a PFIC for any previous taxable year. If, contrary to this expectation, either of the Contributed Entities were classified as a PFIC at any time during a U.S. Holder’s holding period in the Contributed Shares of such Contributed Entity so classified, then the PFIC rules generally would apply to such U.S. Holder’s exchange of those Contributed Shares for New BN Shares pursuant to the Transaction in a manner substantially similar to that described below under “—Ownership and Disposition of New BN Shares—Passive Foreign Investment Company Considerations”. The PFIC determination is based on the application of complex U.S. federal income tax rules and depends upon the composition of a corporation’s income and assets and the nature of its activities from time to time. Accordingly, there can be no assurance that the Contributed Entities will not be classified as a PFIC, or that the IRS or a court will agree with the Contributed Entities’ determination as to their PFIC status. U.S. Holders of Contributed Shares are urged to consult their tax advisors regarding the potential for the PFIC rules to apply to the New BN Contribution in light of their particular circumstances.

Tax Consequences if the New BN Contribution Does Not Qualify Under Section 351 of the Code

If, contrary to expectation, the New BN Contribution (i.e., the transfer of the Contributed Shares in exchange for New BN Shares pursuant to the Transaction) does not qualify for non-recognition treatment as described in Section 351 of the Code, then a U.S. Holder of the Contributed Shares who receives New BN Shares in the New BN Contribution generally will recognize gain or loss equal to the difference between (i) the fair market value as of the Effective Date of the New BN Shares received and (ii) the holder’s adjusted tax basis in the Contributed Shares surrendered in exchange therefor. Subject to the potential application of the rules described below under the heading “—Ownership and Disposition of New BN Shares—Passive Foreign Investment Company Considerations” with respect to the Contributed Entities, such gain or loss generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the holder’s holding period for the Contributed Shares exceeds one year on the Effective Date. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Assuming the New BN Contribution does not qualify for non-recognition treatment as described in Section 351 of the Code, a U.S. Holder’s tax basis in the New BN Shares received in the Transaction will equal the fair market value of such New BN Shares, and a U.S. Holder’s holding period in such New BN Shares will begin on the day after the Effective Date.

U.S. Holders Exercising Dissent Rights Pursuant to the Transaction

A U.S. Holder that exercises Dissent Rights pursuant to the Transaction and is paid cash in exchange for all of its BN Class A Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of cash received by the Dissenting Shareholder in exchange for BN Class A Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in such BN Class A Shares surrendered. Subject to the potential application of the rules described below under the heading “—Ownership and Disposition of New BN Shares—Passive Foreign Investment Company Considerations” with respect to BN, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period for the BN Class A Shares exceeds one year at the time of the completion of the Arrangement. Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains of non-corporate U.S. Holders generally are taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Ownership and Disposition of New BN Shares

Taxation of Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid to a U.S. Holder with respect to New BN Shares will be included in the holder’s gross income as a dividend to the extent paid out of the current or accumulated earnings and profits of New BN, as determined under U.S. federal income tax principles. To the extent that the amount of a distribution exceeds the current and accumulated earnings and profits of New BN, the excess would be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in New BN Shares and then as capital gain.

New BN expects that, as a result of its status as a newly formed holding company pursuant to the Transaction, it may have limited current or accumulated earnings and profits for U.S. federal income tax purposes during an initial period, and, as a result, distributions during such period may consist in whole or in part of amounts treated as a return of capital for U.S. federal income tax purposes. Notwithstanding the foregoing, no assurance can be provided that New BN will calculate, or will be able to determine, its earnings and profits in accordance with U.S. federal income tax principles. Accordingly, notwithstanding New BN’s expectation described above, the U.S. federal income tax characterization of any distribution may differ from the manner in which such distribution is reported to U.S. Holders, and no assurance can be provided that any distribution, or any portion thereof, will be treated as a return of capital for U.S. federal income tax purposes.

Dividends received by individuals and certain other non-corporate U.S. Holders of New BN Shares readily tradable on the NYSE generally will be “qualified dividend income” subject to tax at preferential rates applicable to long-term capital gains, provided that such holders meet certain holding period and other requirements and New BN is not treated as a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Dividends on New BN Shares generally will not be eligible for the dividends-received deduction allowed to U.S. shareholders that are treated as corporations for U.S. federal tax purposes. U.S. Holders are urged to consult their tax advisors regarding the application of the relevant rules in light of their particular circumstances.

Dividends paid by New BN generally will constitute foreign-source income for foreign tax credit limitation purposes. Accordingly, any Canadian federal withholding tax assessed on dividends received by U.S. Holders may, subject to certain limitations, be claimed as a foreign tax credit or as a deduction for U.S. federal income tax purposes. Notwithstanding the foregoing, the rules relating to foreign tax credits are complex, and the availability of a foreign tax credit depends on numerous factors. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit with respect to their particular circumstances.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New BN Shares

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or other taxable disposition of New BN Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between the amount realized for the New BN Shares and the U.S. Holder’s adjusted tax basis in the New BN Shares. The amount realized will equal the amount of cash, if any, plus the fair market value of any property received in exchange for the Class A Shares.

Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the New BN Shares so disposed of exceeds one year at the time of the sale, exchange, or other taxable disposition. Gain or loss, as well as the holding period for the New BN Shares, will be determined separately for each block of New BN Shares (that is, shares acquired at the same cost in a single transaction) sold or otherwise subject to a taxable disposition.

Gain or loss recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for foreign tax credit limitation purposes. Long-term capital gains recognized by non-corporate U.S. Holders, including individual U.S. Holders, that have held their New BN Shares for more than one year, will be eligible to be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if New BN is treated as a PFIC for any taxable year during which the U.S. Holder holds New BN Shares. A non-U.S. corporation, such as New BN, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For purposes of the PFIC income test and asset test described above, if New BN owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, New BN will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Based on its expected income, assets, and activities, New BN does not expect to be a PFIC for the current taxable year or in the foreseeable future. However, the determination of whether New BN is or will be a PFIC must be made annually as of the close of each taxable year. Because PFIC status depends upon the composition of New BN’s income and assets from time to time, there can be no assurance that New BN will not be considered a PFIC for any taxable year, or that the IRS or a court will agree with New BN’s determination as to its PFIC status.

Subject to certain elections described below, if New BN were a PFIC for any taxable year during which a U.S. Holder held New BN Shares, then gain recognized by such U.S. Holder upon the sale or other taxable disposition of the New BN Shares would be allocated ratably over the U.S. Holder’s holding period for the New BN Shares. The amounts allocated to the taxable year of the sale or other taxable disposition and to any year before New BN became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distribution received by a U.S. Holder on its New BN Shares were to exceed 125% of the average of the annual distributions on the New BN Shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Similar rules would apply with respect to any lower-tier PFICs treated as owned indirectly by a U.S. Holder through such holder’s ownership of New BN Shares.

Certain elections may be available to U.S. Holders to mitigate some of the adverse tax consequences resulting from PFIC treatment. If a U.S. Holder were to make an election to treat such holder’s interest in New BN as a “qualified electing fund” (a “QEF Election”) for the first year the holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of New BN, even if not distributed to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement from New BN and (ii) prepare and submit IRS Form 8621 with the holder’s annual income tax return. To the extent reasonably practicable, New BN intends to make available information related to the PFIC status of New BN and any other subsidiary of New BN that New BN is able to identify as a PFIC with respect to U.S. Holders, including information necessary to make a QEF Election with respect to each such entity.

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such publicly traded foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. No assurance can be provided that New BN or any of its subsidiaries will qualify as PFICs that are publicly traded or that a mark-to-market election will be available for any such entity.

Subject to certain exceptions, a U.S. person that directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on the U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by the U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder is urged to consult its tax advisor regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making any available election under the PFIC rules, with respect to the holder’s ownership and disposition of New BN Shares.

Information Reporting and Backup Withholding

U.S. Holders generally will be subject to information reporting and may be subject to backup withholding on any cash payments received as a result of the exercise of Dissent Rights pursuant to the Arrangement.

Dividend payments with respect to the New BN Shares and proceeds from the sale, exchange or redemption of the New BN Shares may be subject to information reporting to the IRS and possible U.S. federal backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Financial Asset Reporting

Certain U.S. persons are required to report information relating to interests in “specified foreign financial assets” on IRS Form 8938. A U.S. Holder’s interest in New BN Shares may be subject to such reporting, subject to certain exceptions (including an exception for New BN Shares held in accounts maintained by certain financial institutions). The failure to report such information could result in the imposition of penalties on the U.S. Holder and the extension of the statute of limitations with respect to U.S. federal income tax returns filed by the U.S. Holder. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of New BN Shares.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO THE ARRANGEMENT ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH ARE UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER, AND IN REVIEWING THIS TRANSACTION SUPPLEMENT THESE MATTERS SHOULD BE CONSIDERED. EACH HOLDER OF CONTRIBUTED SHARES IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF THE TRANSACTION AND THE OWNERSHIP AND DISPOSITION OF NEW BN SHARES IN LIGHT OF THE HOLDER’S PARTICULAR CIRCUMSTANCES.

RISK FACTORS

You should carefully consider the following risk factors when voting to approve the Transaction. You should also carefully consider the risk factors incorporated by reference from the BN Annual Report, the BWS Annual Report, the BN Q1 2026 MD&A and the BWS Q1 2026 MD&A, and the other information incorporated by reference in this Transaction Supplement, as updated by our subsequent filings with the SEC and securities regulatory authorities in Canada, which are or will be incorporated herein by reference. For additional information, see “Information Concerning BN”, “Information Concerning BWS” and “Other Information”.

Risks Relating to the Transaction

Completion of the Transaction is subject to a number of conditions precedent and required approvals

The completion of the Transaction is subject to a number of conditions precedent, some of which are outside of our control, including receipt of the Final Order. At the hearing for the Final Order, the Court will consider whether to approve the Arrangement based on the applicable legal requirements and the evidence before the Court. Other conditions precedent which are outside of our control include, without limitation, the required shareholder approvals, the approvals of TSX and NYSE and applicable regulatory approvals. There can be no certainty, nor can we provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived or that the Transaction will be completed as currently contemplated or at all. If the Transaction is delayed or not completed, the market price of the BN Class A Shares and of the BWS Class A Shares may be materially adversely affected. See “The Transaction—Transaction Agreement—Conditions Precedent”.

The Transaction Agreement may be terminated in accordance with its terms

The Transaction Agreement may be terminated in certain circumstances, including in the sole and absolute discretion of the Boards, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can we provide any assurance, that the Transaction Agreement will not be terminated prior to the completion of the Transaction.

The failure to complete the Transaction could negatively impact BN and BWS

Failure to complete the Transaction for any reason could negatively impact the market price of the BN Class A Shares or the BWS Class A Shares, and BN will remain liable for costs relating to the proposed Transaction.

Possible failure to realize the anticipated benefits of the Transaction

A variety of factors, including those risk factors set forth in this Transaction Supplement and the documents incorporated by reference herein, may adversely affect New BN’s ability to achieve the anticipated benefits of the Transaction. A failure to realize the anticipated benefits of the Transaction could have a material adverse effect on New BN’s business and operations.

Fluctuations in market prices may cause the value of the Class A Shares and/or the Exchangeable Shares, as applicable, that you receive in the Transaction to be less than the value of your BN Class A Shares and/or BWS Class A Shares prior to the Transaction

The ratio at which the BN Class A Shares and BWS Class A Shares will be converted into Class A Shares and/or Exchangeable Shares, as applicable, in the Transaction is fixed, and there will be no adjustment to the ratio for changes in the market price of BN Class A Shares or BWS Class A Shares. In addition, the Class A Shares and the Exchangeable Shares have never been publicly traded. Accordingly, the value of the consideration to be received by BN Class A Shareholders and BWS Class A Shareholders upon completion of the Transaction is not ascertainable at this time and will ultimately depend upon the FMV of BN Class A Shares and BWS Class A Shares at the Effective Time. Those market prices may be higher or lower than the market prices of the BN Class A Shares and BWS Class A Shares on the date on which the intention to undertake the Transaction was announced, the date the Transaction

Agreement was executed, the date of this Transaction Supplement or the date of the Meetings. Price changes for the BN Class A Shares and BWS Class A Shares may result from a variety of factors, including, among others, general market and economic conditions, changes in BN’s and BWS’s respective operations and prospects, cash flows, financial position, market assessments of the likelihood that the Transaction will be approved, and the timing of the Transaction.

Risks Relating to New BN

New BN is a holding entity and will rely on BN and BWS to provide New BN with the funds necessary to pay distributions and meet its financial obligations

New BN is a holding entity and its sole material asset will be its direct and indirect interests in the BN Class A Shares and all of the issued and outstanding securities of BWS, through which we will hold all of our interests in our operating businesses. New BN will have no independent means of generating revenues. As a result, New BN will depend on distributions and other payments from BN and BWS (which in turn will depend on distributions and other payments from our subsidiaries and operating businesses) to provide it with the funds necessary to meet its financial obligations. BN, BWS and their respective subsidiaries and operating businesses are legally distinct from New BN and some of them are or may become restricted in their ability to pay dividends and distributions or otherwise make funds available to New BN pursuant to local law, regulatory requirements and their contractual agreements, including agreements governing their financing arrangements. Any other entities through which we may conduct operations in the future will also be legally distinct from New BN and may be similarly restricted in their ability to pay dividends and distributions or otherwise make funds available to New BN under certain conditions. BN, BWS and their respective subsidiaries and operating businesses will generally be required to service their debt obligations before making distributions to New BN or their parent entities, as applicable, thereby reducing the amount of our cash flow available to New BN to meet its financial obligations.

We anticipate that the only distributions that New BN will receive in respect of its interests in BN and BWS will consist of amounts that are intended to assist New BN to pay expenses as they become due and to make distributions to its shareholders in accordance with New BN’s bye-laws to be in effect on the Effective Date and its dividend policy.

New BN is not, and does not intend to become, regulated as an investment company under the Investment Company Act of 1940 (and similar legislation in other jurisdictions), and, if New BN were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated

The Investment Company Act of 1940 (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered or required to be registered as investment companies. Among other things, such restrictions limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. New BN has not been and does not intend to become registered as an investment company, and New BN intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act of 1940 (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause New BN to be deemed an investment company under the Investment Company Act of 1940, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among us, Brookfield, and other counterparties would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the restructuring of our combined group or the dissolution of New BN, any of which could materially adversely affect the value of Class A Shares. In addition, if New BN were deemed to be an investment company under the Investment Company Act of 1940, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of Class A Shares.

New BN is expected to be a “foreign private issuer” under the U.S. Exchange Act and therefore, New BN will be exempt from certain disclosure requirements applicable to U.S. domestic registrants listed on the NYSE

Although New BN will be subject to the periodic reporting requirements of the U.S. Exchange Act, the periodic disclosure required of foreign private issuers under the U.S. Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about New BN than if New BN were a U.S. domestic registrant. New BN will be exempt from certain other sections of the U.S. Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide its shareholders with information statements or proxy statements that comply with the U.S. Exchange Act. In addition, large shareholders of New BN will not be obligated to file reports under Section 16(a) of the U.S. Exchange Act, neither insiders of New BN nor such large shareholders will be subject to the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act, and New BN will be permitted to follow certain home country corporate governance practices (being the corporate governance practices of Bermuda exempted companies) instead of those otherwise required under the NYSE Listed Company Manual for domestic issuers. New BN expects to follow the same corporate practices as would be applicable to U.S. domestic companies under the U.S. federal securities laws and NYSE corporate governance standards (being those applicable to Bermuda exempted companies). However, New BN may elect in the future to follow its home country law for certain of its other corporate governance practices (those applicable to Bermuda exempted companies), as permitted by the rules of the NYSE, in which case its shareholders would not be afforded the same protection as provided under NYSE corporate governance standards to U.S. domestic registrants. Following New BN’s home country governance practices as opposed to the requirements that would otherwise apply to a U.S. domestic company listed on the NYSE will likely provide less protection than is accorded to investors of U.S. domestic issuers.

U.S. investors may find it difficult or impossible to enforce service of process and enforcement of judgments against New BN and its board of directors and New BNC and its board of directors

New BN was established under the laws of Bermuda, and most of our subsidiaries are organized in jurisdictions outside of the United States. New BNC will be established under the laws of Ontario. In addition, certain of our executive officers are located outside of the United States. Certain of our directors and officers reside outside of the United States. A substantial portion of our assets are, and the assets of our directors and officers may be located outside of the United States. It may not be possible for investors to effect service of process within the United States upon our directors and officers. It may also not be possible to enforce against New BN, our directors and officers or New BNC, judgments obtained in U.S. courts predicated upon the civil liability provisions of applicable securities law in the United States.

Risks Relating to the Class A Shares and the Exchangeable Shares

The Class A Shares and the Exchangeable Shares have never been publicly traded and an active and liquid trading market for the Class A Shares and/or the Exchangeable Shares may not develop or be sustained in Canada, and there is no assurance that the Exchangeable Shares will be listed on the TSX

Prior to the Transaction, there will not have been a market for the Class A Shares or the Exchangeable Shares. We will seek to have the Class A Shares listed on the NYSE and the TSX under the symbol “BN” and will seek to have the Exchangeable Shares listed on the TSX under the symbol “BNCC”. Listing is subject to the approval of the NYSE and the TSX in accordance with their respective listing requirements. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for the Class A Shares or the Exchangeable Shares or, if such a market develops, whether it will be maintained. We cannot predict the effects on the price of Class A Shares or the Exchangeable Shares if a liquid and active trading market for the Class A Shares or the Exchangeable Shares, as applicable, does not develop. In addition, if such a market does not develop, relatively small sales of the Class A Shares or the Exchangeable Shares may have a significant negative impact on the price of the Class A Shares or the Exchangeable Shares, as applicable. A number of factors, principally factors relating to New BN or New BNC but also including factors specific to BN, BWS and their business, financial condition and liquidity, economic and financial market conditions, interest rates, availability of capital and financing sources, volatility levels and other factors could lead to a decline in the value of the Class A Shares or the Exchangeable Shares and a lack of liquidity in any market for the Class A Shares or the Exchangeable Shares. Moreover, TSX listing of the Exchangeable Shares will be subject to New BNC fulfilling all of the requirements of the TSX and the approval of the TSX, including the distribution of the Exchangeable Shares to a minimum number of public shareholders. If the Exchangeable Shares are not listed on the TSX, there will be no public trading market for the Exchangeable Shares and it is unlikely that any active trading market for Exchangeable Shares will develop.

There can be no assurance that the market price of a Class A Share and an Exchangeable Share will be equivalent

Although it is anticipated that the market price of one (1) Exchangeable Share and the market price of one (1) Class A Share will reflect essentially equivalent values, there can be no assurance that the market price of one (1) Class A Share will be identical, or even similar, to the market price of one (1) Exchangeable Share.

The Class A Shares and/or Exchangeable Shares to be received by BN Class A Shareholders and BWS Class A Shareholders as a result of the Transaction will have different rights from the BN Class A Shares or BWS Class A Shares

The rights associated with Class A Shares and Exchangeable Shares are different from the rights associated with BN Class A Shares under the OBCA. As a Bermuda company, New BN is governed by the Bermuda Companies Act. Bermuda corporate law differs in some material respects from laws generally applicable to Canadian corporations, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care, diligence, and skill that a reasonably prudent person would exercise in comparable circumstances. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company and may only do so in limited circumstances. See “Comparison of Rights of Shareholders that become Holders of Class A Shares”.

New BN’s bye-laws to be in effect on the Effective Date designate specific courts in Bermuda as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a desired judicial forum for disputes with us.

Pursuant to New BN’s bye-laws to be in effect on the Effective Date, unless New BN consents in writing to the selection of an alternative forum, the Supreme Court of Bermuda shall, to the fullest extent permitted by law, be the sole and exclusive forum for any dispute that arises concerning the Companies Acts or out of or in connection with New BN’s bye-laws, including any question regarding the existence and scope of New BN’s bye-laws and/or whether there has been any breach of the Companies Acts or New BN’s bye-laws by an officer or director (whether or not such a claim is brought in the name of a shareholder or in the name of New BN) (the “Bermuda Forum Provision”). The Bermuda Forum Provision will not apply to any causes of action arising under the U.S. Securities Act or the Exchange Act. In addition, the New BN bye-laws to be in effect on the Effective Date further provide that unless we consent in writing to the selection of an alternative forum, the federal courts of the United States shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the U.S. Securities Act. In addition, New BN’s bye-laws to be in effect on the Effective Date provide that any person or entity purchasing or otherwise acquiring any interest in Class A Shares is deemed to have notice of and consented to the Bermuda Forum Provision and the U.S. Federal Forum Provision; provided, however, that shareholders cannot and will not be deemed to have waived New BN’s compliance with the U.S. federal securities laws and the rules and regulations thereunder. The Bermuda Forum Provision and the U.S. Federal Forum Provision in New BN’s bye-laws to be in effect on the Effective Date may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection clauses in New BN’s bye-laws to be in effect on the Effective Date may limit shareholders’ ability to bring a claim in a judicial forum that they find favorable for disputes with New BN or its directors, officers or employees, which may discourage the filing of lawsuits against New BN and its directors, officers and employees, even though an action, if successful, might benefit New BN shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the U.S. Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts, including courts in Bermuda and other courts within the U.S. and Canada, will enforce the U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be unenforceable, New BN may incur additional costs associated with resolving such matters. The U.S. Federal Forum Provision may also impose additional litigation costs on shareholders who assert that the provision is not enforceable or invalid. The Supreme Court of Bermuda and the federal courts in the United States may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to New BN than its shareholders.

We may issue additional shares of New BN, preferred shares and securities exchangeable into shares of New BN in the future, including in lieu of incurring indebtedness, which may dilute existing shareholders. We may also issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to the holders of Class A Shares

The issuance of additional Class A Shares, Class B Shares, preferred shares and securities exchangeable into shares of New BN may have a dilutive effect on the interests of our shareholders. Subject to applicable law, the rules of the TSX and NYSE and the terms of any of New BN’s securities then outstanding, the New BN Board may use such authority to issue such additional securities. The sale or issuance of a substantial number of New BN shares or other equity related securities of New BN in the public markets, or the perception that such sales or issuances could occur, could depress the market price of the Class A Shares and the Exchangeable Shares and impair New BN’s ability to raise capital through the sale of additional securities. We cannot predict the effect that future sales or issuances of New BN shares or other equity related securities of our combined group would have on the market price of the Class A Shares.

New BN cannot assure you that it will be able to pay distributions by way of a reduction of capital

The payment of any reduction of capital distributions is subject to shareholder approval, which New BN intends to seek annually but which may not be obtained. Accordingly, there can be no assurance that holders of Class A Shares will receive all distributions by way of a reduction of capital distribution rather than an ordinary dividend.

Change of control approvals required by insurance laws and regulations in certain of the jurisdictions in which we operate could discourage or inhibit takeovers, business combinations or other change of control transactions

Under U.S. state insurance laws and regulations, no person, corporation or other entity may, directly or indirectly, acquire control of an insurance company, or a controlling interest in any person, corporation or other entity that has a controlling interest in an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under most U.S. state insurance laws, the acquisition of, directly or indirectly, 10% or more of the voting securities of an insurance company or any company that owns or controls 10% or more of the voting securities of an insurance company is presumptively considered to be an acquisition of control, although such presumption may be rebutted by a showing that control does not in fact exist. The applicable state insurance regulator may also find that control exists in circumstances in which a person owns or controls, directly or indirectly, less than 10% of the voting securities of an insurance company. Accordingly, for so long as New BN owns or controls 10% or more of the voting securities of any U.S. domiciled insurance company (such as the insurance subsidiaries of American National Group Inc. or Clearbrook Group Holdings Inc.), the acquisition of 10% or more of New BN’s voting securities (comprised of Class A Shares and Class B Shares) would require the prior approval of the U.S. state insurance regulator in each U.S. state in which such U.S. insurance company is domiciled.

Under applicable insurance laws and regulations of Canada, prior approval from the Minister of Finance (Canada) is required for any direct or indirect change of control of any Canadian-domiciled insurance company (such as Blumont Annuity). In addition, the Bermuda Insurance Act requires that the acquisition of 10% or more of the voting securities or voting power in a Bermuda insurer requires notification to or approval from the Bermuda Monetary Authority, as applicable. In addition, there is a requirement to notify the Cayman Islands Monetary Authority of any acquisition of more than 10% of our issued share capital or our voting securities. See Item 4.B “Business Overview — Regulatory Framework” in the BWS Annual Report.

Under the Financial Services and Markets Act 2000, the acquisition or increase of control of a U.K.-authorized insurance company is subject to prior regulatory approval. Any person proposing to acquire or increase control, generally defined as holding 10% or more of the equity, economic interest or voting rights of the insurer or its parent undertaking, or otherwise being able to exercise significant influence over its management, must notify the Prudential Regulation Authority and obtain approval before completing the transaction. Further approvals are required when ownership thresholds of 20%, 30% or 50% are reached or exceeded, or when the acquirer becomes the insurer’s parent undertaking.

These laws and regulations in many of the jurisdictions in which we operate may discourage or inhibit takeovers, potential acquisition proposals, business combinations or other change of control transactions and may delay, deter or prevent a change of control of our company, including through transactions (and in particular, unsolicited transactions), that some or all of our shareholders might consider to be desirable. Additionally, any person, corporation or other entity that acquires, directly or indirectly, our voting securities without the requisite prior approvals or complying with applicable notification requirements will be in violation of these laws and may be subject to penalties, fines, or other actions that may be taken by the applicable insurance regulator, including injunctive action requiring the disposition or seizure of those securities or prohibiting the voting of those securities.

The terms and ownership of New BN’s share capital could discourage or inhibit takeovers, business combinations or other change of control transactions

Senior members of the Partnership will collectively hold and control all of the outstanding Class B Shares through the BNT Partners Trust (which will be renamed “Brookfield Partners Trust” in connection with the Transaction), and will be entitled to elect one-half of the New BN Board and approve all other matters requiring shareholder approval, including the right to consent to any merger or similar reorganization of New BN. This could discourage potential acquirers from making a takeover bid or seeking to effect a change of control or business combination involving New BN or make it difficult for any bid, change of control or business combination to be completed.

Non-U.S. shareholders will be subject to foreign currency risk associated with New BN’s and New BNC’s distributions

It is expected that a significant number of New BN’s and New BNC’s shareholders will reside in countries where the U.S. dollar is not the functional currency. New BN’s and New BNC’s distributions will be denominated in U.S. dollars but will generally be settled in the local currency of the shareholder receiving the dividend. The value received in the local currency from the distribution will be generally determined based on the exchange rate between the U.S. dollar and the applicable local currency at the time of payment. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. shareholder, the value received by such shareholder in its local currency will be adversely affected.

BN Class A Shareholders who elect to receive Exchangeable Shares will experience a delay in receiving Class A Shares from the date they request an exchange, which may affect the value of Class A Shares the holder receives in an exchange

BN Class A Shareholders who elect to receive Exchangeable Shares in the Transaction and later request to receive Class A Shares in exchange for their Exchangeable Shares may experience a delay in receiving their Class A Shares after the applicable request is received. During such period, the market price of Class A Shares may increase or decrease. Any such increase or decrease would affect the value of the Consideration to be received by such a holder of Exchangeable Shares upon a subsequent sale of Class A Shares received in the exchange.

The Exchangeable Share structure is not permanent and may be subject to an accelerated conversion to Class A Shares

New BNC will have the right to redeem all outstanding Exchangeable Shares (other than those held by New BN and its subsidiaries) for Class A Shares at any time on or after the fifteenth (15th) anniversary of the Effective Date. The redemption of the Exchangeable Shares may be accelerated and could occur earlier than the fifteenth (15th) anniversary of the Effective Date upon the occurrence of certain events including, among other things: (i) at any time after the fifth (5th) anniversary of the Effective Date if the number of Exchangeable Shares outstanding (other than Exchangeable Shares held by New BN and its subsidiaries) falls below 10% of the number of Exchangeable Shares issued on the Effective Date; (ii) if New BN is subject to a takeover or merger; and (iii) if there is a change in law that makes maintaining the Exchangeable Share structure materially adverse or unnecessary. As a result, holders of Exchangeable Shares may be forced to exchange their Exchangeable Shares for Class A Shares earlier than anticipated, which could result in the loss of any option to hold a Canadian-listed security related to New BN and other potential adverse tax or liquidity consequences. There can be no assurance that the Exchangeable Share structure will remain in place for the full 15-year period, nor, regardless of whether the redemption is accelerated or occurs on the fifteenth

(15th) anniversary of the Effective Date, assurance that the market conditions at the time of the redemption will be favorable for the Exchangeable Shares.

If the U.S. Registration Statement is not effective or a U.S. Prospectus is not available following the Transaction, U.S. Holders of Exchangeable Shares will not be able to exercise retraction rights to require New BNC to redeem any of their Exchangeable Shares, will not be entitled to receive Class A Shares on a redemption or exchange of their Exchangeable Shares and may experience delays of up to 90 days in receiving the Exchangeable Share Consideration on a redemption or exchange of their Exchangeable Shares

There is no assurance when, or if, the U.S. Registration Statement will be effective and/or a U.S. Prospectus will be available following the Transaction and, accordingly, U.S. Holders of Exchangeable Shares may be restricted from exercising their retraction right in respect of their Exchangeable Shares, the delivery of Class A Shares to U.S. Holders pursuant to certain sections of the Exchangeable Share Provisions, the Retraction Call Right, the Redemption Call Right or otherwise may be delayed, and U.S. Holders may receive a cash payment in lieu of Class A Shares. No U.S. Holder of Exchangeable Shares may exercise its right to require New BNC to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of New BN, New BNC or any New BN Designee shall be required to issue or deliver or cause to be delivered any Class A Shares to a holder of Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder, whether pursuant to certain sections of the Exchangeable Share Provisions, the Retraction Call Right, the Redemption Call Right or otherwise, unless the U.S. Registration Statement is effective and a U.S. Prospectus is available. In accordance with the Exchangeable Share Provisions, in the event of the exercise of the Redemption Call Right or a redemption of the Exchangeable Shares instigated by New BNC, any Exchangeable Shares registered in the name of or beneficially held by a U.S. Holder shall remain outstanding until such time that the Exchangeable Share Consideration deliverable in respect of such Exchangeable Shares is delivered.

Eligible Canadian Holders that elect to receive Exchangeable Shares may also be, or subsequently become, a U.S. Holder for U.S. securities law purposes.

Risks Relating to Taxation

United States

If, contrary to expectation, the transfer of the Contributed Shares in exchange for New BN Shares (i.e., the New BN Contribution) pursuant to the Arrangement does not qualify for non-recognition treatment as described in Section 351 of the Code or is otherwise taxable, including by reason of Section 367(a) of the Code, then U.S. Holders receiving New BN Shares may recognize taxable gain for U.S. federal income tax purposes.

In connection with the Arrangement, New BN expects to receive the U.S. Tax Opinion substantially to the effect that, subject to certain facts, assumptions, qualifications, limitations and representations, for U.S. federal income tax purposes, U.S. Holders of the Contributed Shares will not recognize any gain or loss on the exchange of such shares for New BN Shares under Section 351(a) of the Code as discussed in greater detail in “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders.” However, if any of the facts, assumptions, representations, statements, or undertakings relied upon by Weil, Gotshal & Manges LLP in rendering the U.S. Tax Opinion are, or become, inaccurate or incomplete, or if New BN, BN, or BWS breach any of the respective covenants in the transaction documents, New BN may not be able to rely on the U.S. Tax Opinion, and the U.S. Holders of the Contributed Shares could be subject to significant U.S. federal income tax liabilities. Furthermore, the IRS is not bound by the U.S. Tax Opinion and may challenge its conclusions, and a court may sustain such challenge.

If, contrary to expectation, the New BN Contribution does not qualify for non-recognition treatment as described in Section 351 of the Code, then the transfer of the Contributed Shares in exchange for New BN Shares will be treated as taxable exchanges for U.S. federal income tax purposes. In such case, a U.S. Holder of the Contributed Shares generally will be required to recognize taxable gain or loss for U.S. federal income tax purposes, as described in greater detail in “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders— Tax Consequences if the New BN Contribution Does Not Qualify Under Section 351 of the Code.”

If New BN were a passive foreign investment company for U.S. federal income tax purposes for any taxable year, U.S. Holders of New BN Shares could be subject to adverse U.S. federal income tax consequences.

If New BN is or becomes a “passive foreign investment company,” or a PFIC, within the meaning of Section 1297 of the Code for any taxable year during which a U.S. Holder (as defined in “Certain United States Federal Income Tax Considerations— Consequences to U.S. Holders”) holds New BN Shares, certain adverse U.S. federal income tax consequences may apply to such U.S. Holder. New BN does not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, PFIC status depends on the composition of a company’s income and assets and the fair market value of its assets from time to time, as well as on the application of complex statutory and regulatory rules that are subject to potentially varying or changing interpretations. Accordingly, there can be no assurance that New BN will not be treated as a PFIC for any taxable year.

If New BN were treated as a PFIC, a U.S. Holder of New BN Shares may be subject to adverse U.S. federal income tax consequences, such as taxation at the highest marginal ordinary income tax rates on capital gains and on certain actual or deemed distributions, interest charges on certain taxes treated as deferred, and additional reporting requirements. See “Certain United States Federal Income Tax Considerations — Consequences to U.S. Holders —Ownership and Disposition of New BN Shares—Passive Foreign Investment Company Considerations.” U.S. Holders of New BN Shares should consult with their tax advisor regarding the potential application of these rules.

Canada

The Transaction will have tax consequences for former BWS Class A Shareholders and BN Class A Shareholders and the Tax consequences of the Transaction may differ from anticipated treatment

The Transaction may be a taxable transaction for purposes of the Tax Act and, as a result, taxes may be required to be paid by BWS Class A Shareholders or BN Class A Shareholders on any income and taxable capital gains that result from receipt of the consideration received under the Transaction. See the section titled “Certain Canadian Federal Income Tax Considerations” for more information in this regard. There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the interpretation of Canadian tax consequences of the Transaction, as applicable, as set forth in this Transaction Supplement, and BWS Class A Shareholders and BN Class A Shareholders are advised to consult with their own tax advisors to determine the tax consequences of the Transaction applicable to their particular circumstances.

There may be a taxable event for Eligible Canadian Holders as a result of transactions beyond their control

An Eligible Canadian Holder who: (i) disposes of BN Class A Shares pursuant to the Transaction and who receives, as part of the consideration therefor, Exchangeable Shares; and (ii) validly makes a joint tax election under subsection 85(1) or subsection 85(2) of the Tax Act (as applicable and as described in the section titled “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of BN Shares – Section 85 Election”) in respect of such BN Class A Shares, may obtain a full or partial tax deferral of any capital gain that may otherwise arise on the exchange of such BN Class A Shares for Canadian federal income tax purposes. However, an Eligible Canadian Holder will be considered to have disposed of Exchangeable Shares: (i) on a redemption of such Exchangeable Shares by New BNC; and (ii) on an acquisition of such Exchangeable Shares by New BN or a New BN Designee. Although each is a taxable event, the Canadian federal income tax consequences of the disposition will be different depending on whether the event giving rise to the disposition is a redemption by New BNC or an acquisition by New BN or a New BN Designee.

Prior to the 15th anniversary of the Effective Date, New BNC may choose to redeem Exchangeable Shares in limited circumstances, and on or after the 15th anniversary of the Effective Date, New BNC may redeem the Exchangeable Shares in any circumstances. In addition, an Eligible Canadian Holder (including an Eligible Canadian Holder who exercises the right to require redemption of its Exchangeable Shares by giving a Retraction Request) cannot control whether the Exchangeable Shares will be acquired by New BN or a New BN Designee under the Retraction Call Right or Redemption Call Right, as applicable, or redeemed by New BNC. Thus, an Eligible Canadian Holder may have a taxable event in a transaction beyond his or her control and, in certain circumstances, an Eligible Canadian Holder may have no control over the Canadian federal income tax consequences arising from such event. See the section titled “Certain Canadian Federal Income Tax Considerations” for further information.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of BN and BWS, other than as disclosed elsewhere in this Transaction Supplement and the documents incorporated by reference herein, as at May 28, 2026, no informed person of BN or BWS or any associate or affiliate of any informed person, has had any interest in any transaction within the three years before the date of this Transaction Supplement that has materially affected or is reasonably expected to materially affect BN, BWS or a subsidiary of either BN or BWS. For the purposes of this Transaction Supplement, an “informed person” means a director or officer of BN, a director or officer of BWS, a director or officer of a person or company that is itself an “informed person” or subsidiary of either BN or BWS or any person or company who beneficially owns or controls or directs, directly or indirectly, voting securities of BN or BWS or who exercises control or direction over voting securities of BN or BWS or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of either BN or BWS.

INTEREST OF EXPERTS

The following persons and companies have prepared certain sections of this Transaction Supplement and/or Appendices attached hereto as described below or are named as having prepared or certified a report, statement or opinion in or incorporated by reference in this Transaction Supplement.

Name of Expert	Nature of Relationship
Torys LLP(1)	External Legal Counsel to BN, BWS and New BN
Appleby (Bermuda) Limited(1)	External Legal Counsel to BWS and New BN regarding Bermuda law matters
McCarthy Tétrault LLP(1)	External Legal Counsel to BN, BWS and New BN regarding Canadian tax matters
Weil, Gotshal & Manges LLP (1)	External Legal Counsel to BN, BWS and New BN regarding U.S. tax matters
KPMG LLP(1)	Provider of Fairness Opinion to the Boards
Deloitte LLP	External Auditor to BN(2), BWS(3) and New BN

Notes:

(1)	To our knowledge, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding BN Class A Shares or BWS Class A Shares as of the date of the statement, report or valuation in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of New BN or of any associate or affiliate of New BN.

(2)	Deloitte LLP is independent with respect to BN within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”). The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

(3)	Deloitte LLP is independent with respect to BWS within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB. The offices of Deloitte LLP are located at 8 Adelaide Street West, Toronto, Ontario M5H 0A9.

CONSENTS

Consent of McCarthy Tétrault LLP

We hereby consent to the references to our name and opinion under “Certain Canadian Federal Income Tax Considerations” in the Joint Supplement to the Management Information Circular of Brookfield Corporation and the Management Information Circular of Brookfield Wealth Solutions Ltd. dated June 5, 2026 with respect to a proposed Plan of Arrangement involving Brookfield Corporation, Brookfield Wealth Solutions Ltd. and Brookfield Corporation Ltd.

DATED at Toronto, Ontario, Canada on June 5, 2026.

(Signed) “McCarthy Tétrault LLP”

Consent of Weil, Gotshal & Manges LLP

We hereby consent to the references to our name and opinion under “Certain United States Federal Income Tax Considerations” in the Joint Supplement to the Management Information Circular of Brookfield Corporation and the Management Information Circular of Brookfield Wealth Solutions Ltd. dated June 5, 2026 with respect to a proposed Plan of Arrangement involving Brookfield Corporation, Brookfield Wealth Solutions Ltd. and Brookfield Corporation Ltd.

DATED at Washington, D.C., United States on June 5, 2026.

(Signed) “Weil, Gotshal & Manges LLP”

Consent of KPMG LLP

We refer to the opinion letter of our firm dated May 26, 2026 (the “Fairness Opinion”) addressed to the boards of directors of each of Brookfield Corporation and Brookfield Wealth Solutions Ltd. (the “Boards”), a copy of which is attached as Appendix K to the Management Information Circular of Brookfield Corporation and the Management Information Circular of Brookfield Wealth Solutions Ltd. dated June 5, 2026 (the “Circulars”). The Fairness Opinion was prepared for the exclusive use of and reliance by the Boards in connection with their consideration of the Transaction (as defined in the Circular). We hereby consent to the inclusion of the full text of the Fairness Opinion in the Circulars, its filing with the securities regulatory authorities in the provinces and territories of Canada and the references to the Fairness Opinion in the Circulars. In providing our consent, we do not intend that any person other than the members of the Boards shall be entitled to use or rely upon the Fairness Opinion.

DATED at Toronto, Ontario, Canada on June 5, 2026.

(Signed) “KPMG LLP”

Appendix A – Glossary

Unless the context requires otherwise, prior to completion of the Transaction, the terms “we”, “us”, “our” and “our combined group” refer to Brookfield Corporation and Brookfield Wealth Solutions Ltd., together with all of their subsidiaries. Unless the context requires otherwise, following the completion of the Transaction, the terms “we”, “us”, “our” and “our combined group” will refer to New BN together with all of its subsidiaries, including Brookfield Corporation and Brookfield Wealth Solutions Ltd. All dollar values ($) in this Transaction Supplement are in U.S. dollars, except as otherwise noted, and, unless the context suggests otherwise, references to:

•	“3(a)(10) Securities” mean all securities to be issued pursuant to the Arrangement, including securities (a) issued in exchange for BN Class A Shares and BWS Class A Shares and (b) issued under, or in exchange for awards granted under, the BN Escrowed Stock Plan, the BN Share Option Plan, the BN Preferred Option Plan, the BN Restricted Stock Plan, the BWS Escrowed Stock Plan and the BWS Restricted Stock Plan (each as defined in the Plan of Arrangement);

•	“Affected BN Option Holder” mean a holder of BN Options that is retired and a resident of Canada for purposes of the Tax Act, excluding certain holders listed on the Pre-Closing Notice;

•	“Amalgamation Sub” mean 1000468468 Ontario Inc., a wholly-owned subsidiary of BN existing under the laws of the Province of Ontario;

•	“Amended BWS Bye-Laws” mean the BWS Bye-Laws, as amended by the BWS Bye-Law Amendments;

•	“Arrangement” mean the arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements to the Plan of Arrangement made in accordance with the Transaction Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court with the consent of BN, BWS and New BN, each acting reasonably;

•	“B Holdco” mean Brookfield Corporation Holdings Ltd., an exempted company limited by shares existing under the laws of Bermuda;

•	“B Holdco Non-Voting Shares” mean the non-voting shares in the capital of B Holdco, and “B Holdco Non-Voting Share” mean any one of them;

•	“B Holdco Note” mean a promissory note issued by B Holdco in the principal amount specified in the Pre-Closing Notice;

•	“BAM” mean Brookfield Asset Management Ltd., a company incorporated under the laws of British Columbia;

•	“BAM Class A Shares” mean the Class A limited voting shares of BAM;

•	“BAM Class B Shares” mean the Class B limited voting shares of BAM;

•	“Beneficiaries” have the meaning ascribed thereto under “Information Concerning New BNC—Voting Trust Agreement”;

•	“Bermuda Companies Act” mean the Companies Act 1981 of Bermuda;

•	“Bermuda Forum Provision” have the meaning ascribed thereto under “Information Concerning New BN—Description of Class A Shares and Class B Shares—Choice of Forum”;

•	“BN” mean Brookfield Corporation, a corporation existing under the laws of the Province of Ontario, and following completion of the Transaction, BN Amalco;

B-A-1

•	“BN Amalco” mean the entity formed pursuant to step (kkk) of the Plan of Arrangement;

•	“BN Amalco Class A Shares” mean the Class A limited voting shares in the capital of BN Amalco, having the rights, privileges, restrictions and conditions set out in Schedule B to the Plan of Arrangement, and “BN Amalco Class A Share” mean any one of them;

•	“BN Amalco Class C Shares” mean the Class C limited voting shares in the capital of BN Amalco, having the rights, privileges, restrictions and conditions set out in Schedule B to the Plan of Arrangement, and “BN Amalco Class C Share” mean any one of them;

•	“BN Amalco Note” mean a promissory note issued by BN Amalco in the principal amount specified in the Pre-Closing Notice;

•	“BN Amalco Special Preferred Shares” mean the Class AA preference shares, series 1 of BN Amalco, having the rights, privileges, restrictions and conditions set out in Schedule C to the Plan of Arrangement, and “BN Amalco Special Preferred Share” mean any one of them;

•	“BN Annual Report” have the meaning ascribed thereto under “Information Concerning BN—Documents Incorporated by Reference”;

•	“BN Board” mean the board of directors of BN, as constituted from time to time;

•	“BN Canada Subco” mean BN Holdings CAN (2024) II Corporation, a corporation existing under the laws of the Province of Ontario;

•	“BN Circular” have the meaning ascribed thereto under “Information Concerning BN—Documents Incorporated by Reference”;

•	“BN Class A Shareholder” mean the holders of BN Class A Shares;

•	“BN Class A Shares” mean the Class A limited voting shares in the capital of BN, and “BN Class A Share” mean any one of them;

•	“BN Class B Shareholder” mean the sole holder of BN Class B Shares, being BAM Partners Voting Trust;

•	“BN Class B Shares” mean the Class B limited voting shares in the capital of BN, and “BN Class B Share” mean any one of them;

•	“BN Consolidated Financial Statements” have the meaning ascribed thereto under “Information Concerning BN—Documents Incorporated by Reference”;

•	“BN DSU Plan” mean the deferred share unit plans of BN;

•	“BN DSUs” mean the deferred share units granted under the BN DSU Plan;

•	“BN Escrowed Stock Plan” mean the escrowed stock plan of BN;

•	“BN ESPCo New Non-Voting Shares” mean a new class of non-voting shares in the capital of a BN ESPCo which are exchangeable for Exchangeable Shares pursuant to the New BNC Escrowed Stock Plan, and “New BN ESPCo Non-Voting Share” mean any one of them;

•	“BN ESPCo Non-Voting Shares” mean the non-voting shares in the capital of a BN ESPCo, and “BN ESPCo Non-Voting Share” mean any one of them;

B-A-2

•	“BN ESPCos” mean, collectively, those certain private companies existing under the laws of the Province of Ontario whose non-voting shares are awarded to participants pursuant to the BN Escrowed Stock Plan, as set forth in the Pre-Closing Notice;

•	“BN Global MSOP” mean the global management share option plan of BN;

•	“BN Global Option” mean the right to receive a cash payment on exercise of an option granted pursuant to the BN Global MSOP;

•	“BN GNC” mean the governance and nominating committee of the BN Board, composed of three independent directors, Frank J. McKenna (Chair), Hutham S. Olayan and Diana L. Taylor;

•	“BN Holdco” mean Brookfield BN Bermuda Holdings Ltd., an exempted company limited by shares existing under the laws of Bermuda;

•	“BN Holdco Common Shares” mean the common shares in the capital of BN Holdco, and “BN Holdco Common Share” mean any one of them;

•	“BN Holdco Non-Voting Shares” mean the non-voting shares in the capital of BN Holdco, and “BN Holdco Non-Voting Share” mean any one of them;

•	“BN Long-Term Share Ownership Plan” mean any long-term incentive plan offered by BN, including without limitation, the 2012, 2016 and 2019 management share option plans, deferred share unit plans, restricted stock plans, and escrowed stock plan;

•	“BN Meeting” mean such meeting or meetings of the holders of BN Shares, including any adjournment or postponement thereof, convened to consider and, if thought advisable approve, the BN Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution;

•	“BN MRCC” mean the management resources and compensation committee of the BN Board, composed of three independent directors, Ms. Diana L. Taylor (Chair), Mr. Rafael Miranda, and Ms. Maureen Kempston Darkes;

•	“BN MSOPs” mean the management share option plans of BN;

•	“BN Option” mean an option to acquire BN Class A Shares awarded pursuant to a BN MSOP;

•	“BN Preferred Options” mean an option to acquire Class B preferred shares of BN Canada Subco awarded pursuant to the BN Preferred Share Option Plan;

•	“BN Preferred Share Option Plan” mean the preferred share option plan of BN;

•	“BN Preferred Shares” mean the Class A preference shares of BN issued and outstanding immediately prior to the Effective Time;

•	“BN Q1 2026 MD&A” have the meaning ascribed thereto under “Information Concerning BN—Documents Incorporated by Reference”;

•	“BN Resolutions” mean the resolutions approving the Transaction to be considered at the BN Meeting by holders of BN Shares, substantially in the form of Appendix B attached hereto;

•	“BN Shareholder Approval” mean: (i) not less than 66⅔% of the votes cast by the holders of BN Class A Shares present in person or represented by proxy at the BN Meeting with respect to the BN Resolutions; and (ii) not less

B-A-3

than 66⅔% of the votes cast by the holders of BN Class B Shares present in person or represented by proxy at the BN Meeting with respect to the BN Resolutions;

•	“BN Shareholders” mean the holders of BN Class A Shares and BN Class B Shares;

•	“BN Shares” mean, collectively, the BN Class A Shares and the BN Class B Shares;

•	“BN Subco New Class A Preferred Shares” mean a new class of preference shares in the capital of the applicable BN Subco, and “New BN Subco Class A Preferred Share” mean any one of them;

•	“BN Subco New Class B Preferred Shares” mean a new class of preference shares in the capital of the applicable BN Subco, and “New BN Subco Class B Preferred Share” mean any one of them;

•	“BN Subco Note” mean a promissory note issued by a BN Subco in the principal amount specified in the Pre-Closing Notice;

•	“BN Subco Preferred Shares” mean the Class A preference shares of the applicable BN Subco, and “BN Subco Preferred Share” mean any one of them;

•	“BN Subcos” mean, collectively, those certain private companies existing under the laws of the Province of Ontario whose non-voting shares are indirectly held by participants and BN in connection with the BN Escrowed Stock Plan, as set forth in the Pre-Closing Notice;

•	“BN WarehouseCo New Non-Voting Shares” mean a new class of non-voting shares in the capital of a BN WarehouseCo, and “New BN WarehouseCo Non-Voting Share” mean any one of them;

•	“BN WarehouseCo New Preferred Shares” mean a new class of preference shares in the capital of the applicable BN WarehouseCo, and “New BN WarehouseCo Preferred Share” mean any one of them;

•	“BN WarehouseCo Non-Voting Shares” mean the non-voting shares in the capital of a BN WarehouseCo, and “BN WarehouseCo Non-Voting Share” mean any one of them;

•	“BN WarehouseCos” mean, collectively, BN-ESP Warehouse Holdings Ltd., BN ESP Warehouse Corporation and BN Holdings CAN (2024) III Corporation;

•	“BNT Partners Trust” mean BNT Partners Trust, a trust existing under the laws of Bermuda;

•	“Boards” mean both the BN Board and BWS Board, collectively;

•	“Brookfield” mean Brookfield Corporation and its subsidiaries and, unless the context otherwise requires, includes Brookfield Asset Management Ltd.;

•	“Business Day” mean any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario or Hamilton, Bermuda;

•	“BWS” mean Brookfield Wealth Solutions Ltd., an exempted company limited by shares existing under the laws of Bermuda;

•	“BWS Annual Report” have the meaning ascribed thereto under “Information Concerning BWS—Documents Incorporated by Reference”;

•	“BWS Board” mean the board of directors of BWS, as constituted from time to time;

B-A-4

•	“BWS Bye-Law Amendments” mean the amendments to the BWS Bye-Laws attached as Schedule B to the Transaction Agreement attached as Appendix H hereto, as amended, varied or supplemented in accordance with the terms thereof and the terms of the Transaction Agreement;

•	“BWS Bye-Laws” mean the third amended and restated bye-laws (as amended) of BWS, as amended and restated by a resolution on July 22, 2024 with effect on August 9, 2024;

•	“BWS CC” mean the compensation committee of the BWS Board composed of three independent directors, Anne Schaumburg, William Cox, and Dr. Soonyoung Chang;

•	“BWS Class A Shareholders” mean the holders of BWS Class A Shares;

•	“BWS Class A Shares” mean the Class A exchangeable limited voting shares in the capital of BWS, including the BWS Restricted Shares, and “BWS Class A Share” mean any one of them;

•	“BWS Class A-1 Shares” mean the class A-1 exchangeable non-voting shares of BWS;

•	“BWS Class B Shareholder” mean the sole holder of BWS Class B Shares, being BNT Partners Trust;

•	“BWS Class B Shares” mean the Class B limited voting shares in the capital of BWS, and “BWS Class B Share” mean any one of them;

•	“BWS Class C Shares” mean the Class C non-voting shares in the capital of BWS, and “BWS Class C Share” mean any one of them;

•	“BWS Class D Shares” mean the class D shares in the capital of BWS authorized pursuant to the BWS Resolutions, and “BWS Class D Share” mean any one of them;

•	“BWS Consolidated Financial Statements” have the meaning ascribed thereto under “Information Concerning BWS—Documents Incorporated by Reference”;

•	“BWS Escrowed Stock Plan” mean the escrowed stock plan of BWS;

•	“BWS ESPCo New Non-Voting Shares” mean a new class of non-voting shares in the capital of a BWS ESPCo which are exchangeable for Class A Shares pursuant to the New BN Escrowed Stock Plan, and “New BWS ESPCo Non-Voting Share” mean any one of them;

•	“BWS ESPCo Non-Voting Shares” mean the non-voting shares in the capital of a BWS ESPCo, and “BWS ESPCo Non-Voting Share” mean any one of them;

•	“BWS ESPCos” mean, collectively, those certain exempted companies limited by shares existing under the laws of Bermuda whose non-voting shares are awarded to participants pursuant to the BWS Escrowed Stock Plan;

•	“BWS Exchangeable Shares” mean the BWS Class A Shares and the BWS Class A-1 Shares;

•	“BWS GNC” mean the governance and nominating committee of the BWS Board composed of four independent directors, William Cox (Chair), Michele Coleman Mayes, Lars Rodert and Anne Schaumburg;

•	“BWS Holdco” mean BWS Bermuda Holdings Ltd., an exempted company limited by shares existing under the laws of Bermuda;

•	“BWS Holdco 2” mean BWS Bermuda Holdings II Ltd., an exempted company limited by shares existing under the laws of Bermuda;

B-A-5

•	“BWS Holdco 2 Common Shares” mean the common shares in the capital of BWS Holdco 2, and “BWS Holdco 2 Common Share” mean any one of them;

•	“BWS Holdco 2 Note” mean a promissory note issued by BWS Holdco 2 in the principal amount and with the terms specified in the Pre-Closing Notice;

•	“BWS Holdco Common Shares” mean the common shares in the capital of BWS Holdco, and “BWS Holdco Common Share” mean any one of them;

•	“BWS Holdco Note” mean a promissory note issued by BWS Holdco in the principal amount specified in the Pre-Closing Notice;

•	“BWS Holder” mean BWS and any of its subsidiaries that hold BN Class A Shares immediately prior to the Effective Time;

•	“BWS Holdings” mean BWS Holdings Ltd., an exempted company limited by shares existing under the laws of Bermuda;

•	“BWS Holdings ULC” mean BWS Holdings LTIP ULC, an unlimited liability company existing under the laws of British Columbia;

•	“BWS Long-Term Share Ownership Plan” mean any long-term incentive plan offered by BWS, including without limitation, the 2023 restricted stock plan and the 2024 escrowed stock plan;

•	“BWS Meeting” mean such meeting or meetings of the holders of BWS Shares, including any adjournment or postponement thereof, convened to consider and, if thought advisable approve, the BWS Resolutions, the New BN Share Option Plan Resolution, the New BN Escrowed Stock Plan Resolution, the New BNC Escrowed Stock Plan Resolution and the New BNC Share Option Plan Resolution;

•	“BWS Q1 2026 MD&A” have the meaning ascribed thereto under “Information Concerning BWS—Documents Incorporated by Reference”;

•	“BWS Resolutions” mean the resolutions approving the Transaction to be considered at the BWS Meeting by holders of BWS Shares, substantially in the form of Appendix C attached hereto;

•	“BWS Restricted Share” mean a restricted BWS Class A Share awarded pursuant to the BWS Restricted Stock Plan;

•	“BWS Restricted Stock Plan” mean the restricted stock plan of BWS;

•	“BWS Series 4 Preferred Shares” mean the Class A preference shares, series 4 of BWS, and “BWS Series 4 Preferred Share” mean any one of them;

•	“BWS Series 5 Preferred Shares” mean the Class A preference shares, series 5 of BWS, and “BWS Series 5 Preferred Share” mean any one of them;

•	“BWS Shareholder Approval” mean: (i) not less than a majority of the votes cast by the holders of BWS Class A Shares present in person or represented by proxy at the BWS Meeting with respect to the BWS Resolutions; (ii) not less than a majority of the votes cast by the holders of BWS Class B Shares present in person or represented by proxy at the BWS Meeting with respect to the BWS Resolutions; and (iii) approval of the holder of the BWS Class C Shares with respect to the BWS Resolutions;

•	“BWS Shareholders” mean the holders of BWS Class A Shares, the BWS Class B Shares and the BWS Class C Shares;

B-A-6

•	“BWS Shares” mean, collectively, the BWS Class A Shares, the BWS Class B Shares and the BWS Class C Shares;

•	“BWS Support Agreement” mean the second amended and restated support agreement dated October 29, 2024 between BN and BWS, as the same may be amended, supplemented and/or restated from time to time;

•	“BWS WarehouseCo” mean BNT ESP Warehousing Ltd., an exempted company limited by shares existing under the laws of Bermuda;

•	“Can Topco” mean Brookfield Canada Holdings Inc., a corporation existing under the laws of the Province of Ontario;

•	“Can Topco 2” mean Brookfield Canada Holdings II Ltd., an unlimited liability company existing under the laws of the Province of British Columbia;

•	“Can Topco 2 Common Shares” mean the common shares in the capital of Can Topco 2, and “Can Topco 2 Common Share” mean any one of them;

•	“Can Topco Common Shares” mean the common shares in the capital of Can Topco, and “Can Topco Common Share” mean any one of them;

•	“Can Topco Non-Voting Shares” mean the non-voting shares in the capital of Can Topco, and “Can Topco Non-Voting Share” mean any one of them;

•	“Canadian Election” mean the election by an Eligible Canadian Holder with respect to the BN Class A Shares (other than Dissenting Shares) held by such holder immediately before the Effective Time to receive the Consideration to which he, she or it is entitled in the form of Exchangeable Shares or a combination of Class A Shares and Exchangeable Shares pursuant to the Letter of Transmittal and Election Form delivered to BN Class A Shareholders;

•	“CDS” mean the CDS Clearing and Depository Services Inc.;

•	“Class A and Exchangeable Shares” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BN Share Option Plan—New BN Share Option Plan Shares Reserved”;

•	“Class A Shares” mean the Class A limited voting shares in the capital of New BN, and “Class A Share” mean any one of them;

•	“Class B Shares” mean the Class B limited voting shares in the capital of New BN, and “Class B Share” mean any one of them;

•	“Class E Share” mean the class E exchangeables limited voting share in the capital of New BN;

•	“Code” mean the Internal Revenue Code of 1986, as amended;

•	“Companies Acts” mean every Bermuda statute from time to time in force concerning companies insofar as the same applies to New BN;

•	“Consideration” mean: (i) in the case of a BN Shareholder who is an Eligible Canadian Holder who has validly made a BN Canadian Election in accordance with Section 3.2 of the Plan of Arrangement and the Letter of Transmittal and Election Form, for each BN Class A Shares, the proportionate combination of Exchangeable Shares and Class A Shares (if any) elected by the Eligible Canadian Holder in accordance with such BN Canadian Election and following any deemed election provided for in Section 3.4 of the Plan of Arrangement; and (ii) otherwise, for each BN Class A Share or for each BWS Class A Share, one (1) Class A Share;

B-A-7

•	“Consolidated Financial Statements” mean the BN Consolidated Financial Statements and the BWS Consolidated Financial Statements, collectively;

•	“Contributed Entities” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders–Qualification of the New BN Contribution Under Section 351 of the Code”;

•	“Contributed Shares” have the meaning ascribed thereto under “Questions and Answers About the Transaction”;

•	“Conversion Right” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Conversion of Exchangeable Shares Held by New BN”;

•	“Court” mean the Ontario Superior Court of Justice (Commercial List);

•	“CRA” mean Canada Revenue Agency;

•	“Demand for Payment” have the meaning ascribed thereto under “Dissent Rights—BN Shareholder Dissent Rights”;

•	“Depositary” mean TSX Trust Company or such other Person as BN may agree to appoint to act as depositary in connection with the Arrangement, with the approval of New BN, acting reasonably;

•	“Dissent Rights” mean the right of dissent of Registered BN Shareholders to dissent in respect of the Transaction with respect to their BN Class A Shares pursuant to the procedures set forth in Section 185 of the OBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court;

•	“Dissenting Shareholder” mean a Registered BN Shareholder who dissents in respect of the BN Resolution in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BN Class A Shares;

•	“Dissenting Shares” mean BN Class A Shares held by Dissenting Shareholders and in respect of which Dissent Rights have been and remain validly exercised at the Effective Time;

•	“DPSPs” have the meaning ascribed thereto under “Eligibility for Investment”;

•	“DRS” mean direct registration system;

•	“DSU TrackingCo” mean Brookfield DSU Tracking (2026) Inc., a corporation existing under the laws of the Province of British Columbia;

•	“DSU TrackingCo Share” mean a share of DSU TrackingCo that tracks the value of a Class A Share;

•	“DTC” mean the Depository Trust Company;

•	“EDGAR” mean the Electronic Data Gathering, Analysis, and Retrieval system at www.sec.gov;

•	“Effective Date” mean the date upon which the Arrangement and the BWS Bye-Law Amendments become effective, being the date New BN, BN and BWS agree upon, acting reasonably, as the effective date of the Arrangement and the BWS Bye-Law Amendments following the satisfaction or waiver of the conditions precedent to the completion of the Transaction, including the granting of the Final Order;

•	“Effective Time” mean 4:40 p.m. (Toronto time) on the Effective Date, or such other time as may be agreed to in writing by New BN, BN and BWS prior to the Effective Date;

B-A-8

•	“Elected Amount” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BN Class A Shares—Exchange of BN Class A Shares for Exchangeable Shares”;

•	“Elected Canadian Share” mean, subject to Section 3.4 of the Plan of Arrangement, each BN Class A Share in respect of which an Eligible Canadian Holder shall have validly made a BN Canadian Election in accordance with Section 3.2 of the Plan of Arrangement and the Letter of Transmittal and Election Form;

•	“Elected Shares” mean, collectively, the Elected Canadian Shares and the Elected U.K. Shares;

•	“Elected U.K. Share” mean each BN Class A Share in respect of which an Eligible U.K. Holder shall have validly made a U.K. Election in accordance with Section 3.2 of the Plan of Arrangement and the Letter of Transmittal and Election Form;

•	“Election Deadline” mean 5:00 p.m. (Toronto time) at the place of deposit on the date indicated as the election deadline on the Letter of Transmittal and Election Form;

•	“Eligible Canadian Holder” mean a BN Class A Shareholder that is: (i) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (ii) a partnership that is a “Canadian partnership” as defined in subsection 102(1) of the Tax Act;

•	“Eligible U.K. Holder” mean a BN Class A Shareholder that: (i) is resident in the United Kingdom for United Kingdom tax purposes (and, where applicable, is not resident for tax purposes in any other jurisdiction); (ii) holds BN Class A Shares as capital assets and is not dealing in shares or securities; and (iii) is eligible, based on its own particular circumstances, to obtain rollover and/or reorganization treatment in connection with the Arrangement;

•	“Escrowed Company” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BN Escrowed Stock Plan—New BN Escrowed Stock Plan Shares Reserved”;

•	“Escrowed Shares” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BN Escrowed Stock Plan—New BN Escrowed Stock Plan Shares Reserved”;

•	“Exchange Ratio” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Exchange Ratio Adjustments”;

•	“Exchangeable Share Consideration” have the meaning ascribed thereto in the Exchangeable Share Provisions;

•	“Exchangeable Share Price” have the meaning ascribed thereto in the Exchangeable Share Provisions;

•	“Exchangeable Share Provisions” mean the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in substantially the form set out in Schedule A to the Plan of Arrangement, attached as Schedule A to the Transaction Agreement attached as Appendix H hereto;

•	“Exchangeable Shares” mean the Class A non-voting exchangeable shares in the capital of New BNC, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions;

•	“Fairness Opinion” mean the opinion of KPMG to the effect that, as of May 26, 2026 and subject to the assumptions, limitations and qualifications described therein, the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders;

•	“FHSA” have the meaning ascribed thereto under “Eligibility for Investment”;

B-A-9

•	“Final Order” mean the final order of the Court pursuant to Section 182(5) of the OBCA, in form and substance satisfactory to BN, BWS and New BN, each acting reasonably, approving the Plan of Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BN, BWS and New BN, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BN, BWS and New BN, each acting reasonably) on appeal;

•	“FMV” mean fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money and determined by BN and BWS, acting reasonably;

•	“GNCs” mean the BN GNC and the BWS GNC;

•	“Governmental Entity” mean (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (iii) any self-regulatory authority, including the TSX and the NYSE; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

•	“Holder” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

•	“Holder Redemption Election Notice” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Redemption of Exchangeable Shares and Associated Call Right”;

•	“IFRS Accounting Standards” mean IFRS® Accounting Standards as issued by the International Accounting Standards Board;

•	“Interim Order” mean the interim order of the Court pursuant to Section 182(5) of the OBCA, in form and substance acceptable to BN, BWS and New BN each acting reasonably, containing directions in respect of the notice to be given and the conduct of the BN Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BN, BWS and New BN, each acting reasonably, a copy of which is attached as Appendix J hereto;

•	“Intermediary” mean an intermediary such as a bank, trust company, securities dealer, broker or other intermediary that holds BN Class A Shares on behalf of Non-Registered BN Shareholders or BWS Class A Shares on behalf of Non-Registered BWS Shareholders;

•	“Investment Assets” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Offshore Investment Fund Property”;

•	“IRS” mean the United States Internal Revenue Service;

•	“KPMG” mean KPMG LLP;

•	“Last Reported Sale Price” have the meaning ascribed thereto in the Exchangeable Share Provisions;

•	“Letter of Transmittal and Election Form” mean the letter of transmittal and election form(s) to be delivered by BN to Registered BN Class A Shareholders providing for (i) Eligible Canadian Holders’ elections with respect to the Consideration; (ii) Eligible U.K. Holders’ elections with respect to their participation in this Plan of Arrangement; and (iii) delivery of the certificates representing the Elected Shares to the Depositary;

B-A-10

•	“Liquidation Date” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Distribution on Liquidation”;

•	“Liquidation Entitlement” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Distribution on Liquidation”;

•	“Meetings” mean, collectively, the BN Meeting and the BWS Meeting and “Meeting” mean any one of them, as the context requires;

•	“MI 61-101” mean Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

•	“Midco” mean Brookfield Canada Midco Inc., a corporation existing under the laws of the Province of Ontario;

•	“Midco Common Shares” mean the common shares in the capital of Midco, and “Midco Common Share” mean any one of them;

•	“Midco MSOP” mean the management share option plan of Midco adopted in connection with the Arrangement;

•	“Midco Non-Voting Shares” mean the non-voting shares in the capital of Midco, and “Midco Non-Voting Share” mean any one of them;

•	“Midco Note” mean a promissory note issued by Midco in the principal amount specified in the Pre-Closing Notice;

•	“Midco Option” mean an option to acquire Midco Non-Voting Shares granted by Midco pursuant to the Midco MSOP;

•	“Midco Series 1 Junior Preferred Shares” mean the Class A junior preference shares, series 1 of Midco, and “Midco Series 1 Junior Preferred Share” mean any one of them;

•	“Midco Series 2 Junior Preferred Shares” mean the Class A junior preference shares, series 2 of Midco, and “Midco Series 2 Junior Preferred Share” mean any one of them;

•	“MRCCs” mean the BN MRCC and the BWS CC;

•	“New BN” mean Brookfield Corporation Ltd., an exempted company limited by shares existing under the laws of Bermuda;

•	“New BN Audit Committee” have the meaning ascribed thereto under “Information Concerning New BN—Board Committees—Audit Committee”;

•	“New BN Board” mean the board of directors of New BN;

•	“New BN Call Right” have the meaning ascribed thereto under “The Transaction—BWS Bye-Law Amendments”;

•	“New BN Contribution” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Tax Consequences of the Arrangement”;

•	“New BN Control Transaction” have the meaning ascribed thereto in the Exchangeable Share Provisions;

•	“New BN Designee” mean a subsidiary of New BN designated to exercise the Redemption Call Right or Retraction Call Right pursuant to the Exchangeable Share Provisions;

B-A-11

•	“New BN Escrowed Stock Plan” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BN Escrowed Stock Plan—New BN Escrowed Stock Plan Resolution”;

•	“New BN Escrowed Stock Plan Resolution” mean, collectively, (i) the ordinary resolution of the BN Shareholders approving the New BN Escrowed Stock Plan to be considered at the BN Meeting and (ii) the ordinary resolution of the BWS Class A Shareholders and BWS Class B Shareholder approving the New BN Escrowed Stock Plan to be considered at the BWS Meeting;

•	“New BN Global MSOP” mean the global management share option plan of New BN adopted in connection with the Arrangement;

•	“New BN Global Option” mean the right to receive a cash payment on exercise of an option granted pursuant to the New BN Global MSOP;

•	“New BN GNCC” have the meaning ascribed thereto under “Information Concerning New BN—Board Committees—Governance, Nominating and Compensation Committee”;

•	“New BN Junior Preferred Shares” have the meaning ascribed thereto under “Information Concerning New BN—Share Capital”;

•	“New BN Liquidation Event” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Distribution on Liquidation”;

•	“New BN Note” mean a promissory note issued by New BN in the principal amount and with the terms specified in the Pre-Closing Notice;

•	“New BN Option” mean an option to acquire Class A Shares granted by New BN pursuant to the New BN Share Option Plan;

•	“New BN Preferred Options” mean an option to acquire a new series of Class B preferred shares of BN Canada Subco awarded pursuant to the BN Preferred Share Option Plan;

•	“New BN Redemption Consideration” have the meaning ascribed thereto under “The Transaction—BWS Bye-Law Amendments”;

•	“New BN Senior Preferred Shares” have the meaning ascribed thereto under “Information Concerning New BN—Share Capital”;

•	“New BN Share Capital Resolutions” mean, together, the resolutions of the board of directors of New BN and the resolutions of the sole shareholder of New BN approving, among other things, the matters described in Section 3.1(d) of the Plan of Arrangement;

•	“New BN Share Option Plan” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BN Share Option Plan—New BN Share Option Plan Resolution”;

•	“New BN Share Option Plan Resolution” mean, collectively, (i) the ordinary resolution of the BN Shareholders approving the New BN Share Option Plan to be considered at the BN Meeting and (ii) the ordinary resolution of the BWS Class A Shareholders and the BWS Class B Shareholder approving the New BN Share Option Plan to be considered at the BWS Meeting;

•	“New BN Shares” mean, collectively, the Class A Shares and the Class B Shares;

•	“New BNC” mean Brookfield Canada Corporation, a corporation existing under the laws of the Province of Ontario, and following completion of the Transaction, New BNC Amalco;

B-A-12

•	“New BNC Amalco” mean the entity formed pursuant to step (eee) of the Plan of Arrangement;

•	“New BNC Common Shares” mean the common shares in the capital of New BNC, and “New BNC Common Share” mean any one of them;

•	“New BNC Company Liquidation Event” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Distribution on Liquidation”;

•	“New BNC Escrowed Company” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BNC Escrowed Stock Plan—New BNC Escrowed Stock Plan Shares Reserved”;

•	“New BNC Escrowed Shares” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BNC Escrowed Stock Plan—New BNC Escrowed Stock Plan Shares Reserved”;

•	“New BNC Escrowed Stock Plan” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BNC Escrowed Stock Plan—New BNC Escrowed Stock Plan Resolution”;

•	“New BNC Escrowed Stock Plan Resolution” mean, collectively, (i) the ordinary resolution of the BN Shareholders approving the New BNC Escrowed Stock Plan to be considered at the BN Meeting and (ii) the ordinary resolution of the BWS Class A Shareholders and the BWS Class B Shareholder approving the New BNC Escrowed Stock Plan to be considered at the BWS Meeting;

•	“New BNC Junior Preferred Shares” mean the junior redeemable preferred shares in the capital of New BNC, issuable in series, and “New BNC Junior Preferred Share” mean any one of them;

•	“New BNC Junior Shares” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Ranking”;

•	“New BNC Note” mean a promissory note in the principal amount specified in the Pre-Closing Notice;

•	“New BNC Share Option Plan” have the meaning ascribed thereto under “New BN Incentive Plans Resolutions—New BNC Share Option Plan—New BNC Share Option Plan Resolution”;

•	“New BNC Share Option Plan Resolution” mean, collectively, (i) the ordinary resolution of the BN Shareholders approving the New BNC Share Option Plan to be considered at the BN Meeting and (ii) the ordinary resolution of the BWS Class A Shareholders and the BWS Class B Shareholder approving the New BNC Share Option Plan to be considered at the BWS Meeting;

•	“NI 41-101” mean National Instrument 41-101 – General Prospectus Requirements;

•	“Non-Affiliated Holders” mean holders of Exchangeable Shares other than New BN-affiliated Holders (being New BN and its subsidiaries);

•	“Non-Registered BN Shareholder” mean holders of BN Class A Shares who do not hold their BN Class A Shares in their own name, but whose BN Class A Shares are registered in the name of an Intermediary;

•	“Non-Registered BWS Shareholder” mean holders of BWS Class A Shares who do not hold their BWS Class A Shares in their own name, but whose BWS Class A Shares are registered in the name of an Intermediary;

•	“Non-Resident Holder” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Not Resident in Canada”;

•	“Notice of Dissent” mean a notice of dissent prepared in accordance with the provisions of Section 185 of the OBCA, as modified by the Plan of Arrangement and the Interim Order;

B-A-13

•	“Notice of BN Meeting” mean the notice of annual and special meeting of shareholders of BN in respect of the BN Meeting;

•	“Notice of BWS Meeting” mean the notice of annual and special meeting of shareholders in respect of the BWS Meeting;

•	“Notices of Meetings” mean the Notice of BN Meeting and the Notice of BWS Meeting;

•	“NYSE” mean the New York Stock Exchange;

•	“OBCA” mean the Business Corporations Act (Ontario);

•	“Offer to Pay” have the meaning ascribed thereto under “Dissent Rights—BN Shareholder Dissent Rights”;

•	“OIFP Rules” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada”;

•	“OSC” mean Ontario Securities Commission;

•	“OSC Rule 56-501” mean Ontario Securities Commission Rule 56-501 – Restricted Shares;

•	“Parties” mean BN, BWS and New BN, and “Party” mean any of them;

•	“Partnership” or “Partners” have the meaning ascribed thereto under “Information Concerning New BN—Principal Securityholders”;

•	“PCAOB” have the meaning ascribed thereto under “Interests of Experts”;

•	“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

•	“PFIC” mean a passive foreign investment company;

•	“Plan of Arrangement” mean the plan of arrangement proposed under Section 182 of the OBCA, attached as Schedule A to the Transaction Agreement attached as Appendix H hereto, as amended, varied or supplemented in accordance with the terms thereof, the terms of the Transaction Agreement or made at the discretion of the Court in the Final Order;

•	“Pre-Closing Notice” mean a notice to be executed by BN not less than three (3) business days prior to the Effective Date specifying the amounts and other details contemplated by the Plan of Arrangement;

•	“QEF Election” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—Ownership and Disposition of New BN Shares—Passive Foreign Investment Company Considerations”;

•	“RDSP” have the meaning ascribed thereto under “Eligibility for Investment”;

•	“Record Date” mean May 29, 2026;

•	“Redemption Call Right” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Redemption of Exchangeable Shares and Associated Call Right”;

B-A-14

•	“Redemption Call Right Purchase Price” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Redemption of Exchangeable Shares and Associated Call Right”;

•	“Redemption Date” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Redemption of Exchangeable Shares and Associated Call Right”;

•	“Redemption Price” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Redemption of Exchangeable Shares and Associated Call Right”;

•	“Redemption Right” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Redemption of Exchangeable Shares and Associated Call Right”;

•	“Registered BN Shareholder” mean a shareholder whose name is set out in BN’s register for the BN Class A Shares maintained by TSX Trust;

•	“Registered BWS Shareholder” mean a shareholder whose name is set out in BWS’s register for the BWS Class A Shares maintained by TSX Trust;

•	“Registered Plans” have the meaning ascribed thereto under “Eligibility for Investment”;

•	“Regulation S” mean Regulation S under the U.S. Securities Act;

•	“Regulations” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

•	“Resident Holder” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada”;

•	“RESP” have the meaning ascribed thereto under “Eligibility for Investment”;

•	“Retracted Shares” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Retraction of Exchangeable Shares and Associated Call Right”;

•	“Retraction Call Notice” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Retraction of Exchangeable Shares and Associated Call Right”;

•	“Retraction Call Right” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Retraction of Exchangeable Shares and Associated Call Right”;

•	“Retraction Call Right Purchase Price” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Retraction of Exchangeable Shares and Associated Call Right”;

•	“Retraction Date” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Retraction of Exchangeable Shares and Associated Call Right”;

•	“Retraction Price” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Retraction of Exchangeable Shares and Associated Call Right”;

•	“Retraction Request” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Retraction of Exchangeable Shares and Associated Call Right”;

•	“Retraction Right” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Retraction of Exchangeable Shares and Associated Call Right”;

B-A-15

•	“RRIFs” have the meaning ascribed thereto under “Eligibility for Investment”;

•	“RRSP” have the meaning ascribed thereto under “Eligibility for Investment”;

•	“SEC” mean the United States Securities and Exchange Commission;

•	“SEDAR+” mean the System for Electronic Data Analysis and Retrieval + at www.sedarplus.ca;

•	“Shares” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

•	“Spin-Off” mean a distribution by New BN of shares of any class or series, or similar equity interest, of or relating to a subsidiary or business unit of New BN, that are, or, when issued, will be, listed or admitted for trading on a U.S. National Securities Exchange or the TSX;

•	“Successor Entity” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Successorship Transaction”;

•	“Tax Act” mean the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp);

•	“Tax Election” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BN Class A Shares—Exchange of BN Class A Shares for Exchangeable Shares—Procedure for Making a Tax Election”;

•	“Tax Election Portal” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BN Class A Shares—Exchange of BN Class A Shares for Exchangeable Shares—Procedure for Making a Tax Election”;

•	“Tax Election Portal Closing Date” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations—Holders Resident in Canada—Exchange of BN Class A Shares—Exchange of BN Class A Shares for Exchangeable Shares—Procedure for Making a Tax Election”;

•	“Tax Proposals” have the meaning ascribed thereto under “Certain Canadian Federal Income Tax Considerations”;

•	“TFSA” have the meaning ascribed thereto under “Eligibility for Investment”;

•	“Trading Day” have the meaning ascribed thereto in the Exchangeable Share Provisions;

•	“Transaction” mean, collectively, the Arrangement, the BWS Bye-Law Amendments and the transactions contemplated thereby and by the Transaction Agreement;

•	“Transaction Agreement” mean the transaction agreement dated May 26, 2026 among BN, BWS and New BN, including all schedules thereto, providing for the terms of the Transaction and certain customary indemnities and covenants;

•	“Transaction Supplement” have the meaning ascribed thereto under “Information for all Securityholders”;

•	“Transfer Agent” have the meaning ascribed thereto under “Information Concerning New BN—Auditors, Transfer Agent and Registrar”;

•	“Transferred Preferred Shares” have the meaning ascribed thereto in step (ii) of the Plan of Arrangement;

•	“Transferred Shares” have the meaning ascribed thereto in step (oo) of the Plan of Arrangement;

B-A-16

•	“Treasury Regulations” have the meaning ascribed thereto under “Certain United States Federal Income Tax Considerations”;

•	“Trustee” mean TSX Trust Company, a trust company existing under the federal laws of Canada and, subject to Article 9 of the Voting Trust Agreement, includes any successor trustee or permitted assigns;

•	“TSX” mean the Toronto Stock Exchange;

•	“TSX Trust” mean TSX Trust Company;

•	“U.K. Election” mean the election by an Eligible U.K. Holder with respect to any and all issued and outstanding BN Class A Shares (other than a Dissenting Share) held by such holder immediately before the Effective Time to receive Class A Shares by participating in Sections 3.1(ww) through 3.1(aaa) of the Plan of Arrangement pursuant to the Letter of Transmittal and Election Form delivered to BN Class A Shareholders;

•	“Unpaid Distributions” have the meaning ascribed thereto in Part 2, Section 2.4 of Schedule A of the BWS Bye-Laws;

•	“Unpaid Dividends” have the meaning ascribed thereto under “Information Concerning New BNC—Description of Exchangeable Shares—Dividends and Other Distributions”;

•	“U.S. Exchange Act” mean the United States Securities Exchange Act of 1934, as amended;

•	“U.S. Federal Forum Provision” have the meaning ascribed thereto under “Information Concerning New BN—Description of Class A Shares and Class B Shares—Choice of Forum”;

•	“U.S. GAAP” mean U.S. generally accepted accounting principles;

•	“U.S. Holder” mean a holder of securities who is a U.S. person as defined under Regulation S under the U.S. Securities Act;

•	“U.S. National Securities Exchange” mean an exchange registered with the SEC under the U.S. Exchange Act on which the applicable securities are listed, or if the applicable securities are not listed on an exchange so registered with the SEC, any other United States exchange, whether or not so registered, on which the applicable securities are listed;

•	“U.S. Prospectus” mean a prospectus meeting the applicable requirements of the U.S. Securities Act for the issuance or delivery of the Class A Shares that may be issued or delivered to holders of Exchangeable Shares by New BN or any New BN Designee pursuant to the Exchangeable Share Provisions and the Voting Trust Agreement;

•	“U.S. Registration Statement” mean one or more registration statements filed by New BN on an appropriate form under the U.S. Securities Act to register the Class A Shares that may be issued or delivered to holders of Exchangeable Shares by New BN or any New BN Designee pursuant to the Exchangeable Share Provisions;

•	“U.S. Securities Act” mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

•	“U.S. Securities Laws” mean the U.S. Securities Act, the U.S. Exchange Act, and any applicable securities, “blue sky” or other similar laws of any state of the United States of America;

•	“U.S. Tax Opinion” mean an opinion of Weil, Gotshal & Manges LLP to be dated at or prior to the Effective Date, addressed to New BN and otherwise in a form acceptable to the New BN Board, which will be based upon and rely upon, among other things, certain facts and assumptions, as well as representations, statements, and

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undertakings of BN, BWS, and New BN (including those relating to the past and future conduct of BN, BWS, and New BN), and which will confirm certain U.S. federal income tax consequences of specified transactions pursuant to the Arrangement; and

•	“Voting Trust Agreement” mean the voting trust agreement made among New BN, New BNC, and the Trustee, substantially in the form Schedule E to the Transaction Agreement attached as Appendix H hereto, to be entered into in connection with and pursuant to the Plan of Arrangement.

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Appendix B – BN Resolutions

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario), pursuant to the transaction agreement among Brookfield Corporation (“BN”), Brookfield Wealth Solutions Ltd. and Brookfield Corporation Ltd. dated May 26, 2026 (the “Transaction Agreement”) and all of the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Transaction Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Transaction Agreement, is hereby authorized and approved.

3.	The Transaction Agreement and all the transactions contemplated therein, together with the actions of the directors of BN in approving such transactions and the actions of the authorized persons of BN in executing and delivering the Transaction Agreement and any amendments thereto are hereby ratified and approved.

4.	BN is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Transaction Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Transaction Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of BN or that the Arrangement has been approved by the Court, the directors of BN are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of BN (a) to amend the Transaction Agreement or the Plan of Arrangement to the extent permitted by the Transaction Agreement and (b) subject to the terms of the Transaction Agreement, not to proceed with the Arrangement or any related transactions, including if the BWS Resolutions (as defined in the Transaction Agreement) have not been approved.

6.	Any director or officer of BN is hereby authorized and directed for and on behalf of BN to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of BN is hereby authorized and directed for and on behalf of BN to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix C – BWS Resolutions

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario), pursuant to the transaction agreement among Brookfield Corporation, Brookfield Wealth Solutions Ltd. (“BWS”) and Brookfield Corporation Ltd. dated May 26, 2026 (the “Transaction Agreement”) and all of the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Transaction Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Transaction Agreement, is hereby authorized and approved.

3.	The third amended and restated bye-laws of BWS be amended and restated in the manner set out in Schedule B to the Transaction Agreement to be effective at the Effective Time (as defined in the Plan of Arrangement), in accordance with bye-law 168(c) of the third amended and restated bye-laws of BWS.

4.	The authorized share capital of BWS be increased from US$77,467,317,100 and C$27,500,000,000.0000 by US$50,000,000,000 to US$127,467,317,100 and C$27,500,000,000.0000 by the creation of 50,000,000,000 class D shares with a par value of US$1.00 per share (“Increase”). As a result of the Increase, the authorized share capital of BWS will be US$127,467,317,100 and C$27,500,000,000.0000 comprised of: (i) 100 common shares with a par value of US$1.00 per share; (ii) 1,500,000,000 class A exchangeable limited voting shares with a par value of US$21.756 per share; (iii) 750,000,000 class A-1 exchangeable limited non-voting shares with a par value of US$21.756 per share; (iv) 750,000 class B limited voting shares with a par value of US$21.756 per share; (v) 1,000,000,000 class C non-voting shares with a par value of US$1.00 per share; (vi) 1,000,000,000 class A junior preferred shares with a par value of US$25.00 per share; (vii) 1,000,000,000 class B junior preferred shares with a par value of C$25.00 per share; (viii) 100,000,000 class A senior preferred shares with a par value of US$25.00 per share; (ix) 100,000,000 class B senior preferred shares with a par value of C$25.00 per share; and (x) 50,000,000,000 class D shares with a par value of US$1.00 per share.

5.	The Transaction Agreement and all the transactions contemplated therein, together with the actions of the directors of BWS in approving such transactions and the actions of the authorized persons of BWS in executing and delivering the Transaction Agreement and any amendments thereto are hereby ratified and approved.

6.	Notwithstanding that this resolution has been passed by the shareholders of BWS, the directors of BWS are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of BWS (a) to amend the Transaction Agreement or the Plan of Arrangement to the extent permitted by the Transaction Agreement and (b) subject to the terms of the Transaction Agreement, not to proceed with the Arrangement, the BWS Bye-Law Amendments or any related transactions, including if the BWS Resolutions (as defined in the Transaction Agreement) have not been approved.

7.	Any director or officer of BWS is hereby authorized and directed for and on behalf of BWS to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement, the Plan of Arrangement and the BWS Bye-Law Amendments.

8.	Any director or officer of BWS is hereby authorized and directed for and on behalf of BWS to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix D – New BN Share Option Plan Resolution

BE IT RESOLVED THAT:

1.	The management share option plan of Brookfield Corporation Ltd. (“New BN”), the principal terms of which are described in this transaction supplement (“New BN Share Option Plan”), is hereby authorized and approved.

2.	A maximum of 49 million Class A limited voting shares in the capital of New BN (the “Class A Shares”) are hereby reserved for issuance under the New BN Share Option Plan.

3.	Any officer or director of New BN is hereby authorized and directed for and on behalf of New BN to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix E – New BN Escrowed Stock Plan Resolution

BE IT RESOLVED THAT:

1.	The escrowed stock plan of Brookfield Corporation Ltd. (“New BN”), the principal terms of which are described in this transaction supplement (the “New BN Escrowed Stock Plan”), is hereby authorized and approved.

2.	A maximum of 12.5 million Class A limited voting shares in the capital of New BN (the “Class A Shares”) are hereby reserved for issuance under the New BN Escrowed Stock Plan.

3.	Any officer or director of New BN is hereby authorized and directed for and on behalf of New BN to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix F – New BNC Escrowed Stock Plan Resolution

BE IT RESOLVED THAT:

1.	The escrowed stock plan of Brookfield Canada Corporation (“New BNC”), the principal terms of which are described in this transaction supplement (the “New BNC Escrowed Stock Plan”), is hereby authorized and approved.

2.	A maximum of 36 million Class A non-voting exchangeable shares in the capital of New BNC (the “Exchangeable Shares”) are hereby reserved for issuance under the New BNC Escrowed Stock Plan.

3.	Any officer or director of Brookfield Corporation Ltd. is hereby authorized and directed for and on behalf of New BNC to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix G – New BNC Share Option Plan Resolution

BE IT RESOLVED THAT:

1.	The management share option plan of Brookfield Canada Corporation (“New BNC”), the principal terms of which are described in this transaction supplement (the “New BNC Share Option Plan”), is hereby authorized and approved.

2.	A maximum of 2 million Class A non-voting exchangeable shares in the capital of New BNC (the “Exchangeable Shares”) are hereby reserved for issuance under the New BNC Share Option Plan.

3.	Any officer or director of Brookfield Corporation Ltd. is hereby authorized and directed for and on behalf of New BNC to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Appendix H – Transaction Agreement

(See attached)

B-H-1

TRANSACTION AGREEMENT

AMONG

BROOKFIELD CORPORATION

and

BROOKFIELD WEALTH SOLUTIONS LTD.

and

BROOKFIELD CORPORATION LTD.

May 26, 2026

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Page

Article 1 Interpretation		2

1.1	Definitions	2
1.2	Construction	7
1.3	Schedules	8
1.4	Disclosure Letter	8

Article 2 The Transaction		8

2.1	Transaction	8
2.2	Effective Date and Effective Time	8
2.3	Interim Order	8
2.4	Meeting and Meeting Materials	9
2.5	Effecting the Transaction and Ancillary Filings	10
2.6	U.S. Securities Law Matters	10

Article 3 Representations and Warranties		12

3.1	Mutual Representations and Warranties	12
3.2	Representations and Warranties of New BN	13
3.3	Survival	14

Article 4 Covenants		14

4.1	General Covenants	14
4.2	Exchangeable Shares	14
4.3	Specified Transactions	14

Article 5 Conditions		14

5.1	Mutual Conditions Precedent	14
5.2	Conditions Precedent to Obligations of Each Party	16
5.3	Merger of Conditions	16

Article 6 Amendment and Termination		16

6.1	Amendment	16
6.2	Term	16
6.3	Termination	16
6.4	Effect of Termination	16
6.5	Limitations of Covenants	17

Article 7 General		17

7.1	Expenses	17
7.2	Notices	17
7.3	Time of the Essence	18
7.4	Assignment	18
7.5	Binding Effect	18
7.6	Waiver	18
7.7	Entire Agreement	18

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(continued)

7.8	Governing Law; Attornment	18
7.9	Limitation on Liability	19
7.10	Severability	19
7.11	Counterparts; Facsimiles	19
7.12	Intended U.S. Tax Treatment	19

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TRANSACTION AGREEMENT

This Agreement is made as of May 26, 2026,

A M O N G:

BROOKFIELD CORPORATION, a corporation existing under the laws of Ontario,

(hereinafter referred to as “BN”)

- and -

BROOKFIELD WEALTH SOLUTIONS LTD., an exempted company limited by shares existing under the laws of Bermuda,

(hereinafter referred to as “BWS”)

- and -

BROOKFIELD CORPORATION LTD., an exempted company limited by shares existing under the laws of Bermuda,

(hereinafter referred to as “New BN”)

WHEREAS BN, BWS and New BN wish to complete a transaction by means of this Agreement, the Plan of Arrangement and the BWS Bye-Law Amendments (each, as defined herein) whereby, among other things: (a) the BN Class A Shares will be transferred to one or more subsidiaries of New BN in exchange for Class A Shares and/or Exchangeable Shares, as applicable; and (b) the BWS Class A Shares will be transferred to New BN in exchange for Class A Shares;

AND WHEREAS the BN Board (as defined herein) has reviewed and considered, among other factors, the terms of the Transaction and a fairness opinion and has unanimously determined that the Transaction is in the best interests of BN;

AND WHEREAS the BWS Board (as defined herein) has reviewed and considered, among other factors, the terms of the Transaction and a fairness opinion and has unanimously determined that the Transaction is in the best interests of BWS;

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NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each Party, the Parties hereby covenant and agree as follows:

Article 1
Interpretation

1.1	Definitions.

In this Agreement, including the recitals hereto, other than the schedules and unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

“3(a)(10) Securities” means all securities to be issued pursuant to the Arrangement, including securities (a) issued in exchange for BN Class A Shares and BWS Class A Shares and (b) issued under, or in exchange for awards granted under the BN Escrowed Stock Plan, the BN MSOP, the BN Preferred Option Plan, the BN Restricted Stock Plan, the BWS Escrowed Stock Plan and the BWS Restricted Stock Plan (each as defined in the Plan of Arrangement).

“Agreement” means this agreement, including the schedules attached hereto, as supplemented or amended from time to time.

“Applicable Law” means in respect of any Person: (a) any applicable domestic or foreign law including any statute, subordinate legislation or treaty; and (b) any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Entity having the force of law.

“Arrangement” means the arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments, modifications or supplements to the Plan of Arrangement made in accordance with this Agreement and Section 6.1 of the Plan of Arrangement or made at the discretion of the Court with the consent of BN, BWS and New BN, each acting reasonably.

“BN Board” means the board of directors of BN, as constituted from time to time.

“BN Circular” means the management information circular of BN, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the holders of BN Shares in connection with the BN Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“BN Class A Shares” means the Class A limited voting shares in the capital of BN, and “BN Class A Share” means any one of them.

“BN Class B Shares” means the Class B limited voting shares in the capital of BN, and “BN Class B Share” means any one of them.

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“BN Meeting” means such meeting or meetings of the holders of BN Shares, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the BN Resolutions and New BN Incentive Plans Resolutions.

“BN Meeting Materials” means the notice of meeting, the BN Circular, the forms of proxy and the Letter of Transmittal and Election Form in respect of the BN Meeting that accompany the BN Circular.

“BN Resolutions” means the resolutions approving the Transaction to be considered at the BN Meeting by the holders of BN Shares, substantially in the form of Schedule C attached hereto.

“BN Shareholder Approval” means: (a) not less than 66⅔% of the votes cast by the holders of BN Class A Shares present in person or represented by proxy at the BN Meeting with respect to the BN Resolutions; and (b) not less than 66⅔% of the votes cast by the holders of BN Class B Shares present in person or represented by proxy at the BN Meeting with respect to the BN Resolutions.

“BN Shareholders” means the holders of BN Class A Shares.

“BN Shares” means, collectively, the BN Class A Shares and the BN Class B Shares;

“business day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario or Hamilton, Bermuda.

“BWS Board” means the board of directors of BWS, as constituted from time to time.

“BWS Bye-Law Amendments” means the amendments to the BWS Bye-Laws attached as Schedule B hereto, as amended, varied or supplemented in accordance with the terms thereof and the terms of this Agreement.

“BWS Bye-Laws” means the third amended and restated bye-laws of BWS, effective from August 9, 2024.

“BWS Circular” means the management information circular of BWS, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the holders of BWS Shares in connection with the BWS Meeting, as amended, supplemented or otherwise modified from time to time in accordance with this Agreement.

“BWS Class A Shares” means the Class A exchangeable limited voting shares in the capital of BWS, and “BWS Class A Share” means any one of them.

“BWS Class B Shares” means the Class B limited voting shares in the capital of BWS, and “BWS Class B Share” means any one of them.

“BWS Class C Shares” means the Class C non-voting shares in the capital of BWS, and “BWS Class C Share” means any one of them.

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“BWS Meeting” means such meeting or meetings of the holders of BWS Shares, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the BWS Resolutions and New BN Incentive Plans Resolutions.

“BWS Meeting Materials” means the notice of meeting, the BWS Circular and the forms of proxy in respect of the BWS Meeting that accompany the BWS Circular.

“BWS Resolutions” means the resolutions approving the Transaction to be considered at the BWS Meeting by the holders of BWS Shares, substantially in the form of Schedule D attached hereto.

“BWS Shareholder Approval” means: (a) not less than a majority of the votes cast by holders of BWS Class A Shares present in person or represented by proxy at the BWS Meeting with respect to the BWS Resolutions; (b) not less than a majority of the votes cast by holders of BWS Class B Shares present in person or represented by proxy at the BWS Meeting with respect to the BWS Resolutions; and (c) approval of the holder of the BWS Class C Shares with respect to the BWS Resolutions.

“BWS Shares” means, collectively, the BWS Class A Shares, the BWS Class B Shares and the BWS Class C Shares.

“Class A Shares” means the Class A limited voting shares in the capital of New BN, and “Class A Share” means any one of them.

“Class B Shares” means the Class B limited voting shares in the capital of New BN, and “Class B Share” means any one of them.

“Class E Share” means the class E exchangeables limited voting share in the capital of New BN.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Disclosure Letter” means the confidential disclosure letter executed and delivered by each of the Parties in connection with the execution of this Agreement.

“Dissent Rights” means the right of a registered holder of BN Class A Shares to dissent with respect to their BN Class A Shares pursuant to and in the manner set forth in Section 185 of the OBCA, as modified by Article 4 of the Plan of Arrangement, the Interim Order, the Final Order and any other order of the Court, in connection with the Arrangement.

“Effective Date” means the date upon which the Arrangement and the BWS Bye-Law Amendments become effective, being the date New BN, BN and BWS agree upon, acting reasonably, as the effective date of the Arrangement and the BWS Bye-Law Amendments following the satisfaction or waiver of the conditions precedent to the completion of the Transaction.

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“Effective Time” means 4:40 p.m. (Toronto time) on the Effective Date, or such other time as may be agreed to in writing by New BN, BN and BWS prior to the Effective Date.

“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, adverse claim or right of any third party to acquire or restrict the use of property.

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and conditions shall be in substantially the form set out in Schedule A to the Plan of Arrangement.

“Exchangeable Shares” means the Class A non-voting exchangeable shares in the capital of New BNC, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions.

“Final Order” means the final order of the Court pursuant to Section 182(5) of the OBCA, in form and substance satisfactory to BN, BWS and New BN, each acting reasonably, approving the Plan of Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BN, BWS and New BN, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BN, BWS and New BN, each acting reasonably) on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Intended U.S. Tax Treatment” has the meaning provided in Section 7.12.

“Interim Order” means an interim order of the Court pursuant to Section 182(5) of the OBCA, in form and substance acceptable to BN, BWS and New BN each acting reasonably, containing directions in respect of the notice to be given and the conduct of the BN Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BN, BWS and New BN, each acting reasonably.

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by BN to registered BN Shareholders in connection with the BN Meeting.

“Meetings” means, collectively, the BN Meeting and the BWS Meeting and “Meeting” means any one of them, as the context requires.

“New BN Designee” means a subsidiary of New BN designated to exercise the Redemption Call Right or Retraction Call Right (each, as defined in the Exchangeable Share Provisions) pursuant to the Exchangeable Share Provisions.

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“New BNC” means Brookfield Canada Corporation, a wholly-owned subsidiary of New BN to be incorporated under the laws of the Province of Ontario prior to the Effective Time.

“New BN Incentive Plans” means (a) the escrowed stock plan pursuant to which New BN may grant escrowed shares that are exchangeable for Class A Shares, (b) the management share option plan pursuant to which New BN may grant options to acquire Class A Shares, (c) the escrowed stock plan pursuant to which New BNC may grant escrowed shares that are exchangeable for Exchangeable Shares and (d) the management share option plan pursuant to which New BNC may grant options to acquire Exchangeable Shares.

“New BN Incentive Plans Resolutions” means the ordinary resolution of holders of BN Shares and BWS Shares approving New BN Incentive Plans to be considered at the BN Meeting and the BWS Meeting, respectively.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario).

“Parties” means BN, BWS and New BN and “Party” means any one of them.

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement proposed under Section 182 of the OBCA, attached as Schedule A hereto, as amended, varied or supplemented in accordance with the terms thereof, the terms of this Agreement or made at the discretion of the Court in the Final Order.

“Representatives” means, collectively, the directors, officers, employees and agents of a Party at any time and their respective heirs, executors, administrators and other legal representatives.

“Tax Act” means the Income Tax Act (Canada).

“Transaction” means, collectively, the Arrangement, the BWS Bye-Law Amendments and the transactions contemplated thereby and by this Agreement.

“Transaction Costs” means all fees, costs and expenses incurred directly in connection with the Transaction, including advisory and other professional expenses and printing and mailing costs associated with the BN Meeting Materials and the BWS Meeting Materials.

“Trustee” means the trustee chosen by New BN and BN, each acting reasonably, to act as trustee under the Voting Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the Provinces of Canada.

“TSX” means the Toronto Stock Exchange.

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“U.S. Prospectus” means a prospectus meeting the applicable requirements of the U.S. Securities Act for the issuance or delivery of the Class A Shares that may be issued or delivered to holders of Exchangeable Shares by New BN or any New BN Designee pursuant to the Exchangeable Share Provisions.

“U.S. Registration Statement” has the meaning ascribed thereto in Section 2.6(b).

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

“Voting Trust Agreement” means the voting trust agreement made among New BN, New BNC and the Trustee, substantially in the form of Schedule C attached hereto, to be entered into in connection with and pursuant to the Plan of Arrangement.

1.2	Construction.

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the division of this Agreement into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement;

(c)	words importing the singular include the plural and vice versa and words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)	if the date on which any action is required or permitted to be taken hereunder is not a business day, such action shall be required or permitted to be taken on the next succeeding day which is a business day;

(f)	a reference to time is to local time in Toronto, Ontario;

(g)	unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to a statute includes all rules and regulations made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute, rule or regulation; and

(h)	a reference to the knowledge of a Party means to the best of the knowledge of any of the executive officers of such Party after reasonable enquiry.

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1.3	Schedules.

The following schedules are attached to this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – BWS Bye-Law Amendments

Schedule C – BN Resolutions

Schedule D – BWS Resolutions

Schedule E – Voting Trust Agreement

1.4	Disclosure Letter.

The Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed pursuant to Applicable Laws unless such Applicable Laws permit the Parties to refrain from disclosing the information for confidentiality or other purposes or (b) a Party needs to disclose it in order to enforce its rights under this Agreement.

Article 2
The Transaction

2.1	Transaction.

Each of the Parties agrees that the Transaction will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and on the terms set forth in the Plan of Arrangement and the BWS Bye-Law Amendments.

2.2	Effective Date and Effective Time.

The Arrangement and the BWS Bye-Law Amendments will become effective on the Effective Date and, commencing at the Effective Time, the steps to be carried out pursuant to the Arrangement and the BWS Bye-Law Amendments will become effective in the order and at the times set out therein without any further act or formality, except as contemplated in the Plan of Arrangement or the BWS Bye-Law Amendments.

2.3	Interim Order.

BN and BWS shall apply to the Court pursuant to Section 182(5) of the OBCA for the Interim Order as follows:

(a)	as soon as reasonably practicable following the execution of this Agreement, BN and BWS shall prepare, file, proceed with and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

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(i)	for the calling and holding of the BN Meeting for the purpose of, among other things, considering the BN Resolutions and the New BN Incentive Plans Resolutions;

(ii)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the BN Meeting and for the manner in which such notice is to be provided;

(iii)	that the requisite approval for the BN Resolutions will be the BN Shareholder Approval;

(iv)	for the grant of Dissent Rights as provided in Article 4 of the Plan of Arrangement;

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vi)	for the confirmation of the record date for securityholders entitled to notice of and to vote at the BN Meeting;

(vii)	that the BN Meeting may be adjourned or postponed from time to time by BN without the need for additional approval of the Court; and

(viii)	for such other matters as the Parties may reasonably require, subject to approval by the Court; and

(b)	in seeking the Interim Order, BN shall advise the Court that it is the intention of New BN and New BNC to rely upon the exemption from registration provided in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the 3(a)(10) Securities pursuant to the Arrangement, based on the Court’s approval of the Plan of Arrangement, as contemplated in Section 2.6(a)(i).

2.4	Meeting and Meeting Materials.

Subject to the terms of this Agreement and the receipt of the Interim Order:

(a)	BN will convene and conduct the BN Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the BN Resolutions and the New BN Incentive Plans Resolutions (and any other proper purpose as may be set out in the BN Meeting Materials);

(b)	BWS will convene and conduct the BWS Meeting in accordance with the Interim Order and Applicable Law as soon as reasonably practicable for the purpose of considering the BWS Resolutions and the New BN Incentive Plans Resolutions (and any other proper purpose as may be set out in the BWS Meeting Materials);

(c)	BN will: (i) prepare the BN Meeting Materials (and any necessary amendments or supplements to the BN Circular), together with any other documents required by

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Applicable Law in connection with the BN Meeting; and (ii) cause the BN Meeting Materials and other documentation required under Applicable Law in connection with the BN Meeting to be filed as required by the Interim Order and in accordance with Applicable Law. The Parties will cooperate in the preparation of any amendment or supplement to the BN Meeting Materials as required or appropriate and BN will promptly publicly disseminate any amendment or supplement to the BN Meeting Materials to the holders of BN Shares in accordance with the Interim Order and, if required by the Court or Applicable Law, file the same with any Governmental Entity. The BN Meeting Materials shall also contain such information as may be required to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the 3(a)(10) Securities issued pursuant to the Arrangement.

(d)	BWS will: (i) prepare the BWS Meeting Materials (and any necessary amendments or supplements to the BWS Circular), together with any other documents required by Applicable Law in connection with the BWS Meeting; and (ii) cause the BWS Meeting Materials and other documentation required under Applicable Law in connection with the BWS Meeting to be filed in accordance with the Interim Order and in accordance with Applicable Law. The Parties will cooperate in the preparation of any amendment or supplement to the BWS Meeting Materials as required or appropriate and BWS will promptly publicly disseminate any amendment or supplement to the BWS Meeting Materials to the holders of BWS Shares in accordance with the Interim Order and, if required by Applicable Law, file the same with any Governmental Entity. The BWS Meeting Materials shall also contain such information as may be required to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the 3(a)(10) Securities issued pursuant to the Arrangement.

2.5	Effecting the Transaction and Ancillary Filings.

Subject to the rights of termination contained in Section 6.3, upon the satisfaction (or waiver, if applicable) of the conditions herein contained in favour of each of the Parties, the Parties covenant and agree to, on a date and at a time to be agreed by the Parties, file with any applicable Governmental Entity any and all documents and to exchange (to the extent not previously exchanged) such other documents as may be necessary or desirable to give effect to the Transaction on such date. The closing of the Transaction will take place through the electronic exchange of documents effective at the Effective Time on the Effective Date, or at such other time and place as may be agreed to by the Parties, whereupon at the Effective Time on the Effective Date, the transactions comprising the Transaction will be deemed to occur in the order and at the times set out in the Plan of Arrangement and the BWS Bye-Law Amendments without any further act or formality. From and after the Effective Time, the Plan of Arrangement and the BWS Bye-Law Amendments will have all of the effects provided by Applicable Law.

2.6	U.S. Securities Law Matters.

(a)	The Parties agree that the Transaction will be carried out with the intention that the 3(a)(10) Securities will be issued pursuant to the Arrangement in reliance on the

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exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act and to facilitate compliance with the U.S. Securities Act and other United States securities laws, the Parties agree that the Transaction shall be carried out on the following basis:

(i)	the Arrangement shall be subject to the approval of the Court and pursuant to Section 2.3(b), prior to the issuance of the Interim Order, the Court shall be advised as to the intention of New BN and New BNC to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the 3(a)(10) Securities pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(ii)	the Court shall hold a hearing before approving the Plan of Arrangement and issuing the Final Order;

(iii)	the Court shall be required to satisfy itself as to the substantive and procedural fairness of each of the Arrangement and the issuance of the 3(a)(10) Securities pursuant to the Arrangement;

(iv)	the Interim Order shall specify that each Person entitled to receive the 3(a)(10) Securities pursuant to the Arrangement shall have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time;

(v)	each Party shall ensure that each Person entitled to receive the 3(a)(10) Securities pursuant to the Arrangement shall be given adequate and appropriate notice advising them of their right to attend the hearing of the Court for the Final Order to give approval to the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(vi)	the Final Order approving the terms and conditions of the Arrangement that is obtained from the Court will expressly state that the Plan of Arrangement is approved by the Court;

(vii)	the Final Order shall include a statement to substantially the following effect:

“This Order shall serve as the basis for reliance on the exemption provided by Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “Act”), from the registration requirements otherwise imposed by the Act, regarding the distribution of securities pursuant to the Plan of Arrangement.”; and

(viii)	each Person to whom 3(a)(10) Securities will be issued pursuant to the Arrangement shall be advised that the 3(a)(10) Securities issued pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act and shall be issued by New BN or New BNC, as the case

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may be, in reliance on the exemption provided by Section 3(a)(10) of the U.S. Securities Act and, in the case of affiliates of New BN, BN or BWS, as the case may be, shall be subject to certain restrictions on resale under United States securities laws, including Rule 144 under the U.S. Securities Act.

(b)	New BN covenants and agrees that it shall use its commercially reasonable efforts to file on or as soon as practicable after the Effective Date, and cause to become effective as soon as reasonably practicable after the initial filing thereof, with the U.S. Securities and Exchange Commission one or more registration statements (each a “U.S. Registration Statement”) on an appropriate form under the U.S. Securities Act to register the Class A Shares that may be issued or delivered to holders of Exchangeable Shares by New BN or any New BN Designee pursuant to the Exchangeable Share Provisions and to cause the U.S. Registration Statement (or a successor registration statement) to remain effective and a U.S. Prospectus to remain available at all times that any Exchangeable Shares remain outstanding.

(c)	The Parties intend that New BN will succeed BN and BWS under Rule 12g-3 of the United States Securities Exchange Act of 1934, as amended, in connection with the Transaction and the initial listing of Class A Shares on the NYSE, and each Party shall take such reasonable actions as shall be required to facilitate reliance on such rule in connection with the Transaction and such listing.

Article 3
Representations and Warranties

3.1	Mutual Representations and Warranties.

Each Party represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Transaction:

(a)	it is duly incorporated, amalgamated, continued or formed, as applicable, and is validly existing under the laws of its governing jurisdiction and has the corporate or other power and authority to enter into this Agreement and, subject to obtaining the requisite approvals contemplated hereby, to perform its obligations hereunder;

(b)	except as disclosed in the BN Circular, the BWS Circular or in writing to the other Parties, the execution and delivery of this Agreement by it and the completion by it of the transactions contemplated herein do not and will not:

(i)	result in the breach of, or violate any term or provision of its constating documents;

(ii)	conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which it is a party or by which it is bound, or to which any assets of such Party are subject, or result in the

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creation of any Encumbrance upon any of its assets under any such agreement or instrument, or give to others any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any case would have a material adverse effect on it; or

(iii)	violate any provisions of any Applicable Law or any judicial or administrative award, judgement, order or decree applicable and known to it, the violation of which would have a material adverse effect on it;

(c)	no dissolution, winding-up, bankruptcy, liquidation or similar proceeding has been commenced or is pending or, to such Party’s knowledge, is proposed in respect of it, except as may be contemplated by the Plan of Arrangement; and

(d)	the execution and delivery of this Agreement and the completion of the transactions contemplated herein have been duly approved by its board of directors and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity and limitations upon the enforcement of indemnification for fines or penalties imposed by law.

3.2	Representations and Warranties of New BN.

New BN represents and warrants to each of the other Parties as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with entering into this Agreement and consummating the Transaction:

(a)	as at the date of this Agreement, the authorized share capital of New BN is US$100.00 divided into 100 class A common shares of par value US$1.00 each;

(b)	as at the date of this Agreement, one hundred (100) class A common shares of New BN are issued and outstanding and owned by BWS;

(c)	at the Effective Time, New BN will have full power and authority to issue Class A Shares, Class B Shares and the Class E Share pursuant to the Transaction and such shares, when issued, will be duly authorized and validly issued as fully paid and non-assessable shares in the capital of New BN, free and clear of any Encumbrances, other than under applicable securities laws;

(d)	New BN has no assets, no liabilities and it has carried on no business other than relating to, and contemplated by, this Agreement and the Plan of Arrangement; and

(e)	prior to the Effective Time, New BN shall make (or shall cause, as applicable, any of its subsidiaries to make) a valid entity classification election for each of B Holdco, BN Holdco, and Can Topco 2 (each, as defined in the Plan of Arrangement) to be classified as disregarded as separate from its owner for U.S. federal tax purposes pursuant to United States Treasury Regulation Section 301.7701-3(c).

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3.3	Survival.

The representations and warranties of each Party contained in this Agreement will not survive the completion of the Transaction and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
Covenants

4.1	General Covenants.

Subject to the terms of this Agreement, each Party will:

(a)	use its commercially reasonable efforts and do all things reasonably required of it to cause the Transaction to become effective on the Effective Date;

(b)	prior to and following the Effective Date, do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may be reasonably required to facilitate the carrying out of the intent and purpose of this Agreement;

(c)	prior to and following the Effective Date, cooperate with and assist each other Party in dealing with transitional and other matters relating to or arising from the Transaction or this Agreement; and

(d)	not, on or before the Effective Date, perform any act or enter into any transaction that could interfere or could be inconsistent with the completion of the Transaction.

4.2	Exchangeable Shares

Prior to the Effective Time, New BN shall and shall cause each of its subsidiaries to execute and deliver in escrow the Voting Trust Agreement.

4.3	Specified Transactions

The Parties shall, and shall cause each of their subsidiaries to, effect the transaction steps listed on section 4.3 of the Disclosure Letter that are not otherwise effected by the Plan of Arrangement or the BWS Bye-Law Amendments.

Article 5
Conditions

5.1	Mutual Conditions Precedent.

The obligation of each Party to complete the Transaction is subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions precedent, each of which may be waived, in whole or in part, by the applicable Party without prejudice to its right to rely on any other condition in its favour:

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(a)	each of the BN Shareholder Approval of the BN Resolutions and the BWS Shareholder Approval of the BWS Resolutions will have been obtained;

(b)	the New BN Incentive Plans Resolutions will have been approved by a combined vote of the holders of BN Shares at the BN Meeting and the holders of BWS Shares at the BWS Meeting;

(c)	the Interim Order and the Final Order will have each been obtained on terms consistent with this Agreement and shall not have been set aside or modified in a manner unacceptable to the Parties;

(d)	all governmental, court, regulatory, third party and other approvals, consents, expiry of waiting periods, waivers, permits, exemptions, orders and agreements and all amendments and modifications to, and terminations of, agreements, indentures and arrangements considered by the Parties to be necessary or desirable for the completion of the Transaction will have been obtained or received on terms that are satisfactory to the Parties, acting reasonably;

(e)	no law, regulation or policy will have been proposed, enacted, issued, promulgated, enforced or applied that interferes with or is inconsistent with the completion of the Transaction or the effective application to the Transaction, including any material change to the income tax laws of Canada or the United States, or any province, state or territory thereof;

(f)	there will not be in force any order or decree restraining or enjoining the completion of the Transaction;

(g)	the Class A Shares, including any Class A Shares issuable pursuant to awards granted under the New BN Incentive Plans, will have been conditionally approved to be listed and posted for trading on the NYSE and the TSX, subject to standard listing conditions imposed by the NYSE and the TSX in similar circumstances;

(h)	the Exchangeable Shares, including any Exchangeable Shares issuable pursuant to awards granted under the New BN Incentive Plans, will have been conditionally approved to be listed and posted for trading on the TSX, subject to standard listing conditions imposed by the TSX in similar circumstances;

(i)	holders of BN Class A Shares representing no more than 5% of the outstanding BN Class A Shares in the aggregate shall have exercised Dissent Rights with respect to the Arrangement; and

(j)	this Agreement will not have been terminated pursuant to the provisions of Article 6.

The conditions contained in this Section 5.1 may be waived, in whole or in part, by any Party at any time. Such conditions will not give rise to or create any duty on the part of any Party or its board of directors, to waive or not to waive such conditions and will not in any way limit any Party’s right to terminate this Agreement as set forth in Section 6.3 or alter the consequences of any

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such termination from those specified in Section 6.4. Any determination made by any Party prior to the Effective Date concerning the satisfaction and waiver of any or all of the conditions set forth in this Section 5.1 will be final and conclusive.

5.2	Conditions Precedent to Obligations of Each Party.

The obligation of each Party to complete the Transaction is further subject to the conditions (which may be waived, in whole or in part, by such Party without prejudice to its right to rely on any other condition in its favour) that (a) the covenants of each other Party to be performed on or before the Effective Date pursuant to the terms of this Agreement will have been duly performed in all material respects; and (b) except as set forth in this Agreement, the representations and warranties of each other Party will be true and correct in all material respects as at the Effective Date as though made at the Effective Time, with the same effect as if such representations and warranties had been made at, and as of, such time.

5.3	Merger of Conditions.

The conditions set out in Section 5.1 and Section 5.2 will be conclusively deemed to have been satisfied or waived, as applicable, on the Effective Date.

Article 6
Amendment and Termination

6.1	Amendment.

Subject to the provisions of the Interim Order, the Final Order, the Plan of Arrangement and Applicable Law, this Agreement may, at any time and from time to time before or after the holding of the Meetings but not later than the Effective Time, be amended, modified or supplemented by written agreement of the Parties, without further notice to or authorization on the part of the holders of BN Shares or the holders of BWS Shares. The Plan of Arrangement may be amended in accordance with Section 6.1 thereof.

6.2	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

6.3	Termination.

This Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of the Parties.

6.4	Effect of Termination.

Upon the termination of this Agreement pursuant to Section 6.3 hereof, no Party will have any liability or further obligation to the other Parties or any other Person.

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6.5	Limitations of Covenants.

None of the covenants of BN or BWS contained herein shall prevent the BN Board or the BWS Board, as the case may be, from:

(a)	acting in accordance with its fiduciary duties;

(b)	responding as required by Applicable Law to any unsolicited submission or proposal regarding any acquisition or disposition of its assets or assets of any of its respective subsidiaries, or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally involving BN, BWS or any of their subsidiaries; or

(c)	making any disclosure to any holders of BN Shares or BWS Shares which, in the judgement of the BN Board or the BWS Board, respectively, is required under Applicable Law.

Article 7
General

7.1	Expenses.

Except as otherwise agreed, BN shall pay all of the Transaction Costs.

7.2	Notices.

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and delivered personally or by courier or by facsimile addressed to the recipient as follows:

(a)	To New BN:

Brookfield Corporation Ltd.
91 Front Street, 1st Floor

Hamilton, Pembroke, HM 12, Bermuda

(b)	To BN:

Brookfield Corporation

Brookfield Place

181 Bay Street, EP 100

Toronto, Ontario M5J 2T3

(c)	To BWS:

Brookfield Wealth Solutions Ltd.
Ideation House, 1st Floor

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94 Pitts Bay Road

Pembroke, HM 08, Bermuda

or other such address that any of the foregoing Persons may, from time to time, advise the Parties by notice in writing given in accordance with the foregoing. Date of receipt of any such notice will be deemed to be the date of actual delivery thereof or, if given by electronic image, on the day of receipt thereof if given during the normal business hours of the recipient with written confirmation of receipt by email and verbal confirmation of same and on the next business day, if not given during such hours.

7.3	Time of the Essence.

Time is of the essence of this Agreement.

7.4	Assignment.

No Party may assign its rights under this Agreement or the Plan of Arrangement without the prior written consent of the other Parties, provided that no such consent will be required for any Party to assign its rights under this Agreement and the Plan of Arrangement to a corporate successor to such Party (whether by way of amalgamation or winding-up) or to a purchaser of all or substantially all of the assets of such Party.

7.5	Binding Effect.

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

7.6	Waiver.

Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing executed by the Party granting the same.

7.7	Entire Agreement.

This Agreement, together with the agreements and other documents herein or therein referred to, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto.

7.8	Governing Law; Attornment.

This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each Party agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the Court, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the Court in that action or proceeding and agrees to be bound by any judgment of that Court.

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7.9	Limitation on Liability.

No Representative of a Party shall have any personal liability whatsoever on behalf of such Party (or any of its subsidiaries) to any other Party under this Agreement, the Transaction or any other transactions entered into, or documents delivered, in connection with any of the foregoing. In no event will one Party be liable to any other Party for any special, consequential, indirect, collateral, incidental or punitive damages or lost profits or failure to realize expected savings or other commercial or economic loss of any kind, however caused and on any theory of liability, arising in any way out of this Agreement, whether or not such Person has been advised of the possibility of such damages.

7.10	Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Applicable Law or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in any acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

7.11	Counterparts; Facsimiles.

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute the same instrument. Delivery of an executed signature page to this Agreement by any Party by electronic transmission will be as effective as delivery of a manually executed copy of the Agreement by such Party.

7.12	Intended U.S. Tax Treatment.

Pursuant to the BWS Bye-Law Amendments and in accordance with the provisions set forth in the Plan of Arrangement, the Parties hereto intend that, for U.S. federal (and applicable state and local) income tax purposes, the exchange by each holder of (i) BWS Class A Shares (as specified in Section 3.1(e) of the Plan of Arrangement), (ii) BWS Class B Shares (as specified in Section 3.1(r) of the Plan of Arrangement), (iii) BN Class A Shares (as specified in Section 3.1(qq) of the Plan of Arrangement) and (iv) B Holdco Non-Voting Shares (as specified in Section 3.1(aaa) of the Plan of Arrangement) for Class A Shares and/or Class B Shares, as applicable, shall be integrated and, when taken together, be treated as a tax-deferred exchange described in Section 351(a) of the Code (the “Intended U.S. Tax Treatment”). Each party hereto shall not take any position inconsistent with the Intended U.S. Tax Treatment in connection with any tax matters, in each case, unless otherwise required by a “determination” within the meaning of section 1313(a) of the Code.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF the Parties have executed this Agreement.

BROOKFIELD CORPORATION LTD.

By:	/s/ Kathy Sarpash
	Name:	Kathy Sarpash
	Title:	Managing Director, Legal and Regulatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
	Name:	Swati Mandava
	Title:	Managing Director, Legal and Regulatory

BROOKFIELD WEALTH SOLUTIONS LTD.

By:	/s/ Seamus MacLoughlin
	Name:	Seamus MacLoughlin
	Title:	Secretary

Transaction Agreement

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Schedule A

Plan of Arrangement

(See attached.)

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PLAN OF ARRANGEMENT
UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT (ONTARIO)

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions.

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Transaction Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquired Securities” means the BN Class A Shares, the BWS Class A Shares and the BWS Class B Shares;

“Affected BN Option Holder” means a holder of BN Options that is retired and a resident of Canada for purposes of the Tax Act, excluding certain holders listed on the Pre-Closing Notice;

“Aggregate Elected Class A Share Amount” means the total of all Elected Class A Share Amounts;

“Amalgamation Sub” means 1000468468 Ontario Inc., a wholly-owned subsidiary of BN existing under the laws of the Province of Ontario;

“Amended BWS Bye-Laws” means the BWS Bye-Laws, as amended by the BWS Bye-Law Amendments;

“Arrangement” means the arrangement under Section 182 of the OBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments, modifications or supplements to this Plan of Arrangement made in accordance with the Transaction Agreement and Section 6.1 hereof or made at the discretion of the Court with the consent of BN, BWS and New BN, each acting reasonably;

“Available Class A Share Amount” means the number of Class A Shares equal to the product obtained by multiplying the total number of New BN Control Group Shares by 40 percent (0.4), rounded down to the nearest whole number;

“B Holdco” means Brookfield Corporation Holdings Ltd., an exempted company limited by shares existing under the laws of Bermuda;

“B Holdco Non-Voting Shares” means the non-voting shares in the capital of B Holdco, and “B Holdco Non-Voting Share” means any one of them;

“B Holdco Note” means a promissory note issued by B Holdco in the principal amount specified in the Pre-Closing Notice;

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“BN” means Brookfield Corporation, a corporation existing under the laws of the Province of Ontario;

“BN Amalco” means the entity formed pursuant to Section 3.1(kkk);

“BN Amalco Class A Shares” means the Class A limited voting shares in the capital of BN Amalco, having the rights, privileges, restrictions and conditions set out in Schedule B to this Plan of Arrangement, and “BN Amalco Class A Share” means any one of them;

“BN Amalco Class B Shares” means the Class B limited voting shares in the capital of BN Amalco, having the rights, privileges, restrictions and conditions set out in Schedule B to this Plan of Arrangement, and “BN Amalco Class B Share” means any one of them;

“BN Amalco Class C Shares” means the Class C limited voting shares in the capital of BN Amalco, having the rights, privileges, restrictions and conditions set out in Schedule B to this Plan of Arrangement, and “BN Amalco Class C Share” means any one of them;

“BN Amalco Note” means a promissory note issued by BN Amalco in the principal amount specified in the Pre-Closing Notice;

“BN Amalco Special Preferred Shares” means the Class AA preference shares, series 1 of BN Amalco, having the rights, privileges, restrictions and conditions set out in Schedule C to this Plan of Arrangement, and “BN Amalco Special Preferred Share” means any one of them;

“BN Canada Subco” means BN Holdings CAN (2024) II Corporation, a corporation existing under the laws of the Province of Ontario;

“BN Circular” means the management information circular of BN, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the BN Shareholders in connection with the BN Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Transaction Agreement;

“BN Class A Shares” means the Class A limited voting shares in the capital of BN, including the BN Restricted Shares, and “BN Class A Share” means any one of them;

“BN Class B Shares” means the Class B limited voting shares in the capital of BN, and “BN Class B Share” means any one of them;

“BN DSU Plan” means the deferred share unit plans of BN;

“BN DSUs” means the deferred share units granted under the BN DSU Plan;

“BN Escrowed Stock Plan” means the escrowed stock plan of BN;

“BN ESPCo Non-Voting Shares” means the non-voting shares in the capital of a BN ESPCo, and “BN ESPCo Non-Voting Share” means any one of them;

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“BN ESPCos” means, collectively, those certain private companies existing under the laws of the Province of Ontario whose non-voting shares are awarded to participants pursuant to the BN Escrowed Stock Plan, as set forth in the Pre-Closing Notice;

“BN Global MSOP” means the global management share option plan of BN;

“BN Global Option” means the right to receive a cash payment on exercise of an option granted pursuant to the BN Global MSOP;

“BN Holdco” means Brookfield BN Bermuda Holdings Ltd., an exempted company limited by shares existing under the laws of Bermuda;

“BN Holdco Common Shares” means the common shares in the capital of BN Holdco, and “BN Holdco Common Share” means any one of them;

“BN Holdco Non-Voting Shares” means the non-voting shares in the capital of BN Holdco, and “BN Holdco Non-Voting Share” means any one of them;

“BN Meeting” means such meeting or meetings of the holders of BN Shares, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, among other things, the BN Resolutions;

“BN MSOPs” means the management share option plans of BN;

“BN Option” means an option to acquire BN Class A Shares awarded pursuant to a BN MSOP;

“BN Preferred Options” means an option to acquire Class B preferred shares of BN Canada Subco awarded pursuant to the BN Preferred Share Option Plan;

“BN Preferred Share Option Plan” means the preferred share option plan of BN;

“BN Preferred Shares” means the Class A preference shares of BN issued and outstanding immediately prior to the Effective Time;

“BN Resolutions” means the resolutions approving the transactions contemplated by this Plan of Arrangement and the Transaction Agreement to be considered at the BN Meeting by holders of BN Shares;

“BN Restricted Share” means a restricted BN Class A Share awarded pursuant to a BN Restricted Stock Plan;

“BN Restricted Stock Plans” means the restricted stock plans of BN;

“BN Shareholders” means the holders of BN Class A Shares;

“BN Shares” means, collectively, the BN Class A Shares and the BN Class B Shares;

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“BN Subco Note” means a promissory note issued by a BN Subco in the principal amount specified in the Pre-Closing Notice;

“BN Subco New Class A Preferred Shares” means a new class of preference shares in the capital of the applicable BN Subco, and “BN Subco New Class A Preferred Share” means any one of them;

“BN Subco New Class B Preferred Shares” means a new class of preference shares in the capital of the applicable BN Subco, and “BN Subco New Class B Preferred Share” means any one of them;

“BN Subco Preferred Shares” means the Class A preference shares of the applicable BN Subco, and “BN Subco Preferred Share” means any one of them;

“BN Subcos” means, collectively, those certain private companies existing under the laws of the Province of Ontario whose non-voting shares are indirectly held by participants and BN in connection with the BN Escrowed Stock Plan, as set forth in the Pre-Closing Notice;

“BN WarehouseCo New Non-Voting Shares” means a new class of non-voting shares in the capital of a BN WarehouseCo, and “BN WarehouseCo New Non-Voting Share” means any one of them;

“BN WarehouseCo New Preferred Shares” means a new class of preference shares in the capital of the applicable BN WarehouseCo, and “BN WarehouseCo New Preferred Share” means any one of them;

“BN WarehouseCo Non-Voting Share” means the non-voting shares in the capital of a BN WarehouseCo, and “BN WarehouseCo Non-Voting Share” means any one of them;

“BN WarehouseCos” means, collectively, BN-ESP Warehouse Holdings Ltd., BN ESP Warehouse Corporation and BN Holdings CAN (2024) III Corporation;

“BNT Partners Trust” means BNT Partners Trust, a trust existing under the laws of Bermuda;

“business day” means any day of the week, other than a Saturday or Sunday or a statutory or civic holiday observed in Toronto, Ontario or Hamilton, Bermuda;

“BWS” means Brookfield Wealth Solutions Ltd., an exempted company limited by shares existing under the laws of Bermuda;

“BWS Bye-Law Amendments” means the amendments to the BWS Bye-Laws described in the BWS Circular and to be considered by the holders of BWS Shares at the BWS Meeting;

“BWS Bye-Laws” means the third amended and restated bye-laws (as amended) of BWS, as amended and restated by a resolution on July 22, 2024 with effect on August 9, 2024;

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“BWS Circular” means the management information circular of BWS, including all appendices and schedules thereto, and any information incorporated by reference therein, to be sent to the holders of BWS Shares in connection with the BWS Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Transaction Agreement;

“BWS Class A Shares” means the Class A exchangeable limited voting shares in the capital of BWS, including the BWS Restricted Shares, and “BWS Class A Share” means any one of them;

“BWS Class B Shares” means the Class B limited voting shares in the capital of BWS, and “BWS Class B Share” means any one of them;

“BWS Class C Shares” means the Class C non-voting shares in the capital of BWS, and “BWS Class C Share” means any one of them;

“BWS Class D Shares” means Class D common shares in the capital of BWS authorized pursuant to the BWS Resolutions, and “BWS Class D Share” means any one of them;

“BWS Escrowed Stock Plan” means the escrowed stock plan of BWS;

“BWS ESPCo New Non-Voting Shares” means a new class of non-voting shares in the capital of a BWS ESPCo which are exchangeable for Class A Shares pursuant to the New BN Escrowed Stock Plan, and “BWS ESPCo New Non-Voting Share” means any one of them;

“BWS ESPCo Non-Voting Shares” means the non-voting shares in the capital of a BWS ESPCo, and “BWS ESPCo Non-Voting Share” means any one of them;

“BWS ESPCos” means, collectively, those certain exempted companies limited by shares existing under the laws of Bermuda whose non-voting shares are awarded to participants pursuant to the BWS Escrowed Stock Plan;

“BWS Holdco” means BWS Bermuda Holdings Ltd., an exempted company limited by shares existing under the laws of Bermuda;

“BWS Holdco 2” means BWS Bermuda Holdings II Ltd., an exempted company limited by shares existing under the laws of Bermuda;

“BWS Holdco 2 Common Shares” means the common shares in the capital of BWS Holdco 2, and “BWS Holdco 2 Common Share” means any one of them;

“BWS Holdco 2 Note” means a promissory note issued by BWS Holdco 2 in the principal amount and with the terms specified in the Pre-Closing Notice;

“BWS Holdco Common Shares” means the common shares in the capital of BWS Holdco, and “BWS Holdco Common Share” means any one of them;

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“BWS Holdco Note” means a promissory note issued by BWS Holdco in the principal amount and with the terms specified in the Pre-Closing Notice;

“BWS Holder” means BWS and any of its subsidiaries that hold BN Class A Shares immediately prior to the Effective Time;

“BWS Holdings” means BWS Holdings Ltd., an exempted company limited by shares existing under the laws of Bermuda;

“BWS Holdings ULC” means BWS Holdings LTIP ULC, an unlimited liability company existing under the laws of British Columbia;

“BWS Meeting” means such meeting or meetings of the holders of BWS Shares, including any adjournment or postponement thereof, convened to consider, and if deemed advisable approve, the BWS Resolutions;

“BWS Resolutions” means the resolutions approving the transactions contemplated by this Plan of Arrangement and the Transaction Agreement, including the BWS Bye-Law Amendments, to be considered at the BWS Meeting by the holders of BWS Shares;

“BWS Restricted Share” means a restricted BWS Class A Share awarded pursuant to the BWS Restricted Stock Plan;

“BWS Restricted Stock Plan” means the restricted stock plan of BWS;

“BWS Series 4 Preferred Shares” means the Class A preference shares, series 4 of BWS, and “BWS Series 4 Preferred Share” means any one of them;

“BWS Series 5 Preferred Shares” means the Class A preference shares, series 5 of BWS, and “BWS Series 5 Preferred Share” means any one of them;

“BWS Shares” means, collectively, the BWS Class A Shares, the BWS Class B Shares and the BWS Class C Shares;

“BWS Support Agreement” means the second amended and restated support agreement dated October 29, 2024 between BN and BWS, as the same may be amended, supplemented and/or restated from time to time;

“BWS WarehouseCo” means BNT ESP Warehousing Ltd., an exempted company limited by shares existing under the laws of Bermuda;

“Canadian Election” has the meaning ascribed thereto in Section 3.2(a);

“Can Topco” means Brookfield Canada Holdings Inc., a corporation existing under the laws of the Province of Ontario;

“Can Topco 2” means Brookfield Canada Holdings II Ltd., an unlimited liability company existing under the laws of the Province of British Columbia;

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“Can Topco 2 Common Shares” means the common shares in the capital of Can Topco 2, and “Can Topco 2 Common Share” means any one of them;

“Can Topco Common Shares” means the common shares in the capital of Can Topco, and “Can Topco Common Share” means any one of them;

“Can Topco Non-Voting Shares” means the non-voting shares in the capital of Can Topco, and “Can Topco Non-Voting Share” means any one of them;

“certificate” means a physical security certificate or other evidence of security ownership, including a DRS statement;

“Class A Shares” means the Class A limited voting shares in the capital of New BN, and “Class A Share” means any one of them;

“Class B Shares” means the Class B limited voting shares in the capital of New BN, and “Class B Share” means any one of them;

“Class E Share” means the class E exchangeables limited voting share in the capital of New BN;

“Consideration” means: (a) in the case of a BN Shareholder who is an Eligible Canadian Holder who has validly made a Canadian Election in accordance with Section 3.2 and the Letter of Transmittal and Election Form, for each BN Class A Share, the proportionate combination of Exchangeable Shares and Class A Shares (if any) elected by the Eligible Canadian Holder in accordance with such Canadian Election and following any deemed election provided for in Section 3.4; and (b) otherwise, for each BN Class A Share, one (1) Class A Share;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“CRA” means the Canada Revenue Agency;

“Depositary” means TSX Trust Company or such other Person as BN may appoint to act as depositary in connection with the Arrangement, with the approval of New BN, acting reasonably;

“Dissent Rights” has the meaning ascribed thereto in Section 4.1(a);

“Dissenting Shareholder” means a registered holder of BN Class A Shares who dissents in respect of the BN Resolutions in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for its BN Class A Shares;

“Dissenting Shares” means BN Class A Shares held by Dissenting Shareholders and in respect of which Dissent Rights have been and remain validly exercised at the Effective Time;

“DRS” means direct registration system;

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“DSU TrackingCo” means Brookfield DSU Tracking (2026) Inc., a corporation existing under the laws of the Province of British Columbia;

“DSU TrackingCo Share” means a share of DSU TrackingCo that tracks the value of a Class A Share;

“Effective Date” means the date upon which the Arrangement and the BWS Bye-Law Amendments become effective, being the date New BN, BN and BWS agree upon, acting reasonably, as the effective date of the Arrangement and the BWS Bye-Law Amendments following the satisfaction or waiver of the conditions precedent to the completion of the transactions contemplated by this Plan of Arrangement and the Transaction Agreement, including the granting of the Final Order;

“Effective Time” means 4:40 p.m. (Toronto time) on the Effective Date, or such other time as may be agreed to in writing by New BN, BN and BWS prior to the Effective Date;

“Elected Canadian Shares” means, collectively, subject to Section 3.4, each BN Class A Share in respect of which an Eligible Canadian Holder shall have validly made a Canadian Election in accordance with Section 3.2 and the Letter of Transmittal and Election Form;

“Elected Class A Share Amount” means, for any particular Eligible Canadian Holder, the number of Class A Shares that would have been received by the Eligible Canadian Holder pursuant to a valid Canadian Election in accordance with Section 3.2 and the Letter of Transmittal and Election Form, prior to any deemed election provided for in Section 3.4;

“Elected Shares” means, collectively, the Elected Canadian Shares and the Elected U.K. Shares;

“Elected U.K. Shares” means, collectively, each BN Class A Share in respect of which an Eligible U.K. Holder shall have validly made a U.K. Election in accordance with Section 3.2 and the Letter of Transmittal and Election Form;

“Election Deadline” means 5:00 p.m. at the place of deposit on the date indicated as the election deadline on the Letter of Transmittal and Election Form;

“Eligible Canadian Holder” means a BN Shareholder that is: (a) a Person, other than a partnership, that is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; or (b) a partnership that is a “Canadian partnership” as defined in subsection 102(1) of the Tax Act;

“Eligible U.K. Holder” means a BN Shareholder that: (a) is resident in the United Kingdom for United Kingdom tax purposes (and, where applicable, is not resident for tax purposes in any other jurisdiction); (b) holds BN Class A Shares as capital assets and is not dealing in shares or securities; and (c) is eligible, based on its own particular circumstances, to obtain rollover and/or reorganization treatment in connection with the Arrangement;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, which rights, privileges, restrictions and

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conditions shall be in substantially the form set out in Schedule A to this Plan of Arrangement;

“Exchangeable Shares” means the Class A non-voting exchangeable shares in the capital of New BNC Amalco, having the rights, privileges, restrictions and conditions set forth in the Exchangeable Share Provisions;

“Final Order” means the final order of the Court pursuant to Section 182(5) of the OBCA, in form and substance satisfactory to BN, BWS and New BN, each acting reasonably, approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of BN, BWS and New BN, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, abandoned or denied, as affirmed or as amended (provided that any such amendment is acceptable to BN, BWS and New BN, each acting reasonably) on appeal;

“FMV” means fair market value, being the highest price, expressed in lawful money of Canada or the United States, as the context requires, available in an open and unrestricted market between informed prudent parties acting at arm’s length and without compulsion to act, expressed in terms of money and determined by BN and BWS, acting reasonably;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“In-the-Money Amount” means, in respect of a stock option at any time, the amount (if any) by which the FMV at that time of the securities to be issued upon exercise under such stock option exceeds the aggregate exercise price therefor;

“Interim Order” means an interim order of the Court pursuant to Section 182(5) of the OBCA, in form and substance acceptable to BN, BWS and New BN each acting reasonably, containing directions in respect of the notice to be given and the conduct of the BN Meeting with respect to the Arrangement, as such order may be amended, modified, supplemented or varied by the Court with the consent of BN, BWS and New BN, each acting reasonably;

“Letter of Transmittal and Election Form” means the letter of transmittal and election form(s) to be delivered by BN to registered BN Shareholders providing for (a) Eligible Canadian Holders’ elections with respect to the Consideration; (b) Eligible U.K. Holders’ elections with respect to their participation in this Plan of Arrangement; and (c) delivery of the certificates representing the Elected Shares to the Depositary;

“Long-Term Incentive Plans” means, collectively, the BN DSU Plan, the BN Escrowed Stock Plan, the BN Global MSOP, the BN MSOPs, the BN Preferred Share Option Plan, the BN Restricted Stock Plan, the BWS Escrowed Stock Plan, the BWS Restricted Stock

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Plan, the New BN Escrowed Stock Plan, the New BN Global MSOP, the New BN MSOP, the New BN Restricted Stock Plans, the New BNC Amalco MSOP, the Midco MSOP, the New BNC Amalco Escrowed Stock Plan and the New BNC Amalco Restricted Stock Plan;

“Midco” means Brookfield Canada Midco Inc., a corporation existing under the laws of the Province of Ontario;

“Midco Common Shares” means the common shares in the capital of Midco, and “Midco Common Share” means any one of them;

“Midco MSOP” means the management share option plan of Midco adopted in connection with the Arrangement;

“Midco Non-Voting Shares” means the non-voting shares in the capital of Midco, and “Midco Non-Voting Share” means any one of them;

“Midco Note” means a promissory note issued by Midco in the principal amount and with the terms specified in the Pre-Closing Notice;

“Midco Option” means an option to acquire Midco Non-Voting Shares granted by Midco pursuant to the Midco MSOP;

“Midco Series 1 Junior Preferred Shares” means the Class A junior preference shares, series 1 of Midco, and “Midco Series 1 Junior Preferred Share” means any one of them;

“Midco Series 2 Junior Preferred Shares” means the Class A junior preference shares, series 2 of Midco, and “Midco Series 2 Junior Preferred Share” means any one of them;

“New BN” means Brookfield Corporation Ltd., an exempted company limited by shares existing under the laws of Bermuda;

“New BN Control Group Shares” means the aggregate number of Class A Shares issued to the persons intended to constitute the “control” group (within the meaning of Section 368(c) of the Code) with respect to New BN immediately following the Effective Time, namely, (a) the holders of BWS Class A Shares (as specified in Section 3.1(e) hereof), (b) the BN Shareholders specified in Section 3.1(qq) hereof, and (c) the holders of B Holdco Non-Voting Shares specified in Section 3.1(aaa) hereof;

“New BN Escrowed Stock Plan” means the escrowed stock plan of New BN adopted in connection with the Arrangement;

“New BN ESPCo Non-Voting Shares” means a new class of non-voting shares in the capital of a BN ESPCo which are exchangeable for Exchangeable Shares pursuant to the New BNC Amalco Escrowed Stock Plan, and “New BN ESPCo Non-Voting Share” means any one of them;

“New BN Global MSOP” means the global management share option plan of New BN adopted in connection with the Arrangement;

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“New BN Global Option” means the right to receive a cash payment on exercise of an option granted pursuant to the New BN Global MSOP;

“New BN MSOP” means the management share option plan of New BN adopted in connection with the Arrangement;

“New BN Note” means a promissory note issued by New BN in the principal amount and with the terms specified in the Pre-Closing Notice;

“New BN Option” means an option to acquire Class A Shares granted by New BN pursuant to the New BN MSOP;

“New BN Preferred Options” means an option to acquire a new series of Class B preferred shares of BN Canada Subco awarded pursuant to the BN Preferred Share Option Plan;

“New BN Restricted Stock Plans” means the restricted stock plans of New BN adopted in connection with the Arrangement;

“New BN Share Capital Resolutions” means, together, the resolutions of the board of directors of New BN and the resolutions of the sole shareholder of New BN approving, among other things, the matters described in Section 3.1(d);

“New BNC” means Brookfield Canada Corporation, a corporation existing under the laws of the Province of Ontario;

“New BNC Amalco” means the entity formed pursuant to Section 3.1(ddd);

“New BNC Amalco Common Shares” means the common shares in the capital of New BNC Amalco, and “New BNC Amalco Common Share” means any one of them;

“New BNC Amalco Escrowed Stock Plan” means the escrowed stock plan of New BNC Amalco adopted in connection with the Arrangement;

“New BNC Amalco MSOP” means the management share option plan of New BNC Amalco adopted in connection with the Arrangement;

“New BNC Amalco Option” means an option to acquire Exchangeable Shares granted by New BNC Amalco pursuant to the New BNC Amalco MSOP;

“New BNC Amalco Restricted Stock Plan” means the restricted stock plan of New BNC adopted in connection with the Arrangement;

“New BNC Amalco Series 1 Junior Preferred Shares” means the Class A junior preference shares, series 1 of New BNC Amalco, having the rights, privileges, restrictions and conditions set out in Schedule D to this Plan of Arrangement, and “New BNC Amalco Series 1 Junior Preferred Share” means any one of them;

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“New BNC Amalco Series 2 Junior Preferred Shares” means the Class A junior preference shares, series 2 of New BNC Amalco, and “New BNC Amalco Series 2 Junior Preferred Share” means any one of them;

“New BNC Common Shares” means the common shares in the capital of New BNC, and “New BNC Common Share” means any one of them;

“New BNC Note” means a promissory note in the principal amount and with the terms specified in the Pre-Closing Notice;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario);

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement”, “hereof”, “herein”, “hereto” and like references mean and refer to this plan of arrangement;

“Pre-Closing Notice” means a notice to be executed by BN not less than three (3) business days prior to the Effective Date specifying the amounts and other details contemplated by this Plan of Arrangement;

“Second Effective Time” means 5:00 p.m. (Toronto time) on the second Business Day immediately following the Effective Date, or such other time and date as may be agreed to in writing by New BN, BN and BWS prior to the Effective Date;

“Tax Act” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supp.);

“Tax Election” means a joint income tax election pursuant to subsection 85(1) or subsection 85(2) of the Tax Act, as applicable (and in each case, where applicable, the analogous provisions of provincial income tax law);

“Tax Election Portal” means the dedicated online platform described in the BN Circular through which the Tax Election process will be administered;

“Tax Election Portal Closing Date” means the date that is sixty (60) days following the Effective Date;

“Transaction Agreement” means the transaction agreement dated as of May 26, 2026 among BN, New BN and BWS, including all schedules thereto, providing for, among other things, the Arrangement, as the same may be amended, supplemented and/or restated from time to time;

“Transferred Preferred Shares” has the meaning ascribed thereto in Section 3.1(ii);

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“Transferred Shares” has the meaning ascribed thereto in Section 3.1(oo);

“Trustee” means the trustee chosen by New BN and BN, each acting reasonably, to act as trustee under the Voting Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the Provinces of Canada, and any successor trustee appointed under the Voting Trust Agreement;

“TSX” means the Toronto Stock Exchange;

“U.K. Election” has the meaning ascribed thereto in Section 3.2(b); and

“Voting Trust Agreement” means the voting trust agreement made among New BN, New BNC Amalco and the Trustee, in the form agreed to by New BN and BN pursuant to the Transaction Agreement, to be entered into in connection with and pursuant to this Plan of Arrangement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

1.2	Certain Rules of Interpretation

In this Plan of Arrangement:

(a)	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

(b)	Business Days. Whenever any action to be taken or payment to be made pursuant to this Plan of Arrangement would otherwise be required to be made on a day that is not a business day, such action shall be taken or such payment shall be made on the first business day following such day.

(c)	Headings. The descriptive headings preceding Articles and Sections of this Plan of Arrangement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections. The division of this Plan of Arrangement into Articles, Sections and subsections and the insertion of a table of contents shall not affect the interpretation of this Plan of Arrangement.

(d)	Including. Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including without limitation” or “includes without limitation”.

(e)	Statutory References. Any reference to a statute shall mean the statute in force as at the date of this Plan of Arrangement (together with all rules, regulations and published policies, as applicable, made thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided herein.

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(f)	Number and Gender. In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders; and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or Governmental Entity (including any governmental agency, political subdivision or instrumentality thereof).

(g)	Currency. Unless otherwise stated, all references herein to amounts of money are to be expressed in lawful currency of Canada. If an amount is required to be converted from or into another currency, the conversion shall be effected using an exchange rate chosen by BN, BWS and New BN.

(h)	Calculations. If an amount is to be expressed as a decimal, the number shall be expressed to 10 decimal places. Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario unless otherwise stipulated herein.

(i)	Stated Capital. Where a corporation resident in Canada for the purposes of the Tax Act issues shares of a class or series of its capital stock pursuant to this Plan of Arrangement, the amount added to the stated capital account maintained in respect of such class or series will be the amount set out in the Pre-Closing Notice.

Article 2
TRANSACTION AGREEMENT

2.1	Transaction Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Transaction Agreement.

2.2	Binding Effect

This Plan of Arrangement shall become effective at, and be binding at and after, the Effective Time on BN, BN Amalco, BWS, New BN, B Holdco, BN Holdco, Can Topco, Can Topco 2, New BNC, New BNC Amalco, Midco, the BN ESPCos, the BN Subcos, the BN WarehouseCos, the BWS ESPCos, BWS Holdco, all participants in Long-Term Incentive Plans, including in their capacity as participants, and all Persons who were immediately prior to the Effective Time holders or beneficial owners of the Acquired Securities and all other Persons directly or indirectly affected by the Arrangement at and after the Effective Time, in each case, without any further authorization, act or formality required on the part of any Person, except as expressly provided herein.

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Article 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality except as expressly provided herein, with each step occurring five minutes after the completion of the immediately preceding step:

BWS Bye-Law Amendments

(a)	The BWS Bye-Law Amendments shall become effective in accordance with the BWS Resolutions.

Purchase of BWS Class C Shares

(b)	Each BWS Class C Share held by BWS Holdings ULC shall be purchased by BWS from BWS Holdings ULC in exchange for the issuance by BWS to BWS Holdings ULC of BWS Series 5 Preferred Shares having an aggregate fixed liquidation entitlement equal to the aggregate FMV of the BWS Class C Shares transferred as described in this Section 3.1(b) in accordance with a share purchase and subscription agreement between BWS Holdings ULC and BWS and a corresponding share transfer form, and:

(i)	BWS Holdings ULC shall cease to be the holder of such BWS Class C Shares and to have any rights as holder of such BWS Class C Shares other than the right to receive BWS Series 5 Preferred Shares in accordance with this Plan of Arrangement;

(ii)	BWS Holdings ULC’s name shall be removed from the register of the BWS Class C Shares maintained by or on behalf of BWS and added to the register of the BWS Series 5 Preferred Shares maintained by or on behalf of BWS; and

(iii)	the BWS Class C Shares purchased by BWS from BWS Holdings ULC as described in this Section 3.1(b) shall be cancelled and cease to be outstanding.

(c)	Each BWS Class C Share held by BN shall be purchased by BWS from BN in exchange for the issuance by BWS to BN of BWS Series 4 Preferred Shares having an aggregate redemption amount equal to the aggregate FMV of the BWS Class C Shares transferred as described in this Section 3.1(c) in accordance with a share purchase and subscription agreement between BN and BWS and a corresponding share transfer form, and:

(i)	BN shall cease to be the holder of such BWS Class C Shares and to have any rights as holder of such BWS Class C Shares other than the right to

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receive BWS Series 4 Preferred Shares in accordance with this Plan of Arrangement;

(ii)	BN’s name shall be removed from the register of the BWS Class C Shares maintained by or on behalf of BWS and added to the register of the BWS Series 4 Preferred Shares maintained by or on behalf of BWS; and

(iii)	the BWS Class C Shares purchased by BWS from BN as described in this Section 3.1(c) shall be cancelled and cease to be outstanding.

Redesignation of New BN Common Shares

(d)	Pursuant to and in accordance with the New BN Share Capital Resolutions, the one hundred (100) class A common shares of New BN held by BWS shall be redesignated into Class A Shares, and the appropriate amendments to the register of the class A common shares of New BN maintained by or on behalf of New BN shall be made to reflect the redesignation.

Transfers of BWS Class A Shares

(e)	Pursuant to and in accordance with the Amended BWS Bye-Laws, BWS shall provide notice of redemption of the BWS Class A Shares and, immediately prior to such redemption by BWS taking effect, BN shall provide its consent to the exercise of the New BN Call Right (as defined in the Amended BWS Bye-Laws), New BN shall exercise the New BN Call Right and each BWS Class A Share outstanding immediately prior to the Effective Time shall be transferred by the holder thereof to New BN in exchange for one (1) Class A Share, and:

(i)	the holders of such BWS Class A Shares shall cease to be the holders of such BWS Class A Shares and to have any rights as holders of such BWS Class A Shares other than the right to receive one (1) Class A Share per BWS Class A Share from New BN in accordance with the Amended BWS Bye-Laws;

(ii)	the holders of such BWS Class A Shares agree to and shall become members of New BN;

(iii)	such holders’ names shall be removed from the register of the BWS Class A Shares maintained by or on behalf of BWS and added to the register of Class A Shares maintained by or on behalf of New BN;

(iv)	New BN shall be the transferee of such BWS Class A Shares and shall be entered in the register of BWS Class A Shares maintained by or on behalf of BWS; and

(v)	the Class A Shares received by the holders of the BWS Restricted Shares will be subject to the New BN Restricted Stock Plans and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions

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as were applicable to such BWS Restricted Shares immediately prior to the Effective Time.

(f)	Concurrently with Section 3.1(e), each Class A Share held by BWS is transferred to DSU TrackingCo in exchange for one DSU TrackingCo Share.

(g)	Each DSU TrackingCo Share acquired by BWS in Section 3.1(f) shall be purchased by BN from BWS in exchange for cash consideration of US$100 in the aggregate.

Steps Relating to the BWS Long-Term Incentive Plans

(h)	Each BWS ESPCo Non-Voting Share shall be transferred by the holder thereof to the BWS ESPCo that issued such BWS ESPCo Non-Voting Share in exchange for the issuance by the relevant BWS ESPCo of one (1) BWS ESPCo New Non-Voting Share for each BWS ESPCo Non-Voting Share transferred in accordance with a share purchase and subscription agreement between the holder of the BWS ESPCo Non-Voting Share and the applicable BWS ESPCo and a corresponding share transfer form.

(i)	The BWS ESPCo New Non-Voting Shares received by the holders of the BWS ESPCo Non-Voting Shares shall be subject to the New BN Escrowed Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such BWS ESPCo Non-Voting Shares immediately prior to the Effective Time.

(j)	BWS WarehouseCo shall declare and pay a dividend on its class of shares that is specified in the Pre-Closing Notice, payable in specie by a distribution of all of the preferred shares of each of the BWS ESPCos held by BWS WarehouseCo to BWS Holdings in accordance with a corresponding share transfer form, and:

(i)	BWS WarehouseCo shall cease to be the holder of such preferred shares of each of the BWS ESPCos and to have any rights as holder of such preferred shares of each of the BWS ESPCos;

(ii)	BWS WarehouseCo’s name shall be removed from the register of preferred shares maintained by or on behalf of each of the BWS ESPCos; and

(iii)	BWS Holdings shall be the transferee of such preferred shares and shall be entered in the register of preferred shares maintained by or on behalf of each of the BWS ESPCos.

(k)	BWS Holdings shall declare and pay a dividend on its class of shares that is specified in the Pre-Closing Notice, payable in specie by a distribution of all of the preferred shares of each of the BWS ESPCos held by BWS Holdings to BWS in accordance with a corresponding share transfer form, and:

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(i)	BWS Holdings shall cease to be the holder of such preferred shares of each of the BWS ESPCos and to have any rights as holder of such preferred shares of each of the BWS ESPCos;

(ii)	BWS Holdings’ name shall be removed from the register of preferred shares maintained by or on behalf of each of the BWS ESPCos; and

(iii)	BWS shall be the transferee of such preferred shares and shall be entered in the register of preferred shares maintained by or on behalf of each of the BWS ESPCos.

(l)	BWS shall assign and transfer all of the preferred shares of each of the BWS ESPCos held by BWS to New BN in exchange for the issuance by New BN of the New BN Note, as set out in the Pre-Closing Notice in accordance with a share purchase agreement between BWS and New BN and corresponding share transfer forms, and:

(i)	BWS shall cease to be the holder of such preferred shares of each of the BWS ESPCos and to have any rights as holder of such preferred shares of each of the BWS ESPCos;

(ii)	BWS’ name shall be removed from the register of preferred shares maintained by or on behalf of each of the BWS ESPCos; and

(iii)	New BN shall be the transferee of such preferred shares and shall be entered in the register of preferred shares maintained by or on behalf of each of the BWS ESPCos.

(m)	Each special voting share of each BWS ESPCo held by BWS will be transferred to New BN in exchange for $1.00 in accordance with a share purchase agreement between BWS and New BN and a corresponding share transfer form, and:

(i)	BWS shall cease to be the holder of such special voting shares of each BWS ESPCo and to have any rights as holder of such special voting shares of each BWS ESPCo other than the right to receive $1.00 in accordance with this Plan of Arrangement;

(ii)	BWS’s name shall be removed from the registers of the special voting shares of each BWS ESPCo maintained by or on behalf of each of the BWS ESPCos; and

(iii)	New BN shall be the transferee of such special voting shares of each of the BWS ESPCos and shall be entered in the register of such special voting shares of each of the BWS ESPCos.

(n)	BWS Holdings shall declare and pay a dividend on its class of shares that is specified in the Pre-Closing Notice, payable in specie by a distribution of all of the non-voting shares, special voting shares and preferred shares of BWS

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WarehouseCo held by BWS Holdings to BWS in accordance with a corresponding share transfer form, and:

(i)	BWS Holdings shall cease to be the holder of such non-voting shares, special voting shares and preferred shares of BWS WarehouseCo and to have any rights as holder of such non-voting shares, special voting shares and preferred shares of BWS WarehouseCo;

(ii)	BWS Holdings’ name shall be removed from the registers of non-voting shares, special voting shares and preferred shares maintained by or on behalf of BWS WarehouseCo; and

(iii)	BWS shall be the transferee of such non-voting shares, special voting shares and preferred shares and shall be entered in the registers of non-voting shares, special voting shares and preferred shares maintained by or on behalf of BWS WarehouseCo.

(o)	BWS shall assign and transfer all of the non-voting shares, special voting shares and preferred shares of BWS WarehouseCo held by BWS to BWS Holdco 2 in exchange for the issuance by BWS Holdco 2 of the BWS Holdco 2 Note, as set out in the Pre-Closing Notice in accordance with a share purchase agreement between BWS and BWS Holdco 2 and corresponding share transfer forms, and:

(i)	BWS shall cease to be the holder of such non-voting shares, special voting shares and preferred shares of BWS WarehouseCo and to have any rights as holder of such non-voting shares, special voting shares and preferred shares of BWS WarehouseCo;

(ii)	BWS’ name shall be removed from the registers of non-voting shares, special voting shares and preferred shares maintained by or on behalf of BWS WarehouseCo; and

(iii)	BWS Holdco 2 shall be the transferee of such non-voting shares, special voting shares and preferred shares and shall be entered in the registers of non-voting shares, special voting shares and preferred shares maintained by or on behalf of BWS WarehouseCo.

(p)	New BN shall assign and transfer such number of BWS Class A Shares as have a FMV equal to the FMV of the BWS Holdco 2 Note to BWS Holdco 2 in exchange for the issuance by BWS Holdco 2 of BWS Holdco 2 Common Shares, as set out in the Pre-Closing Notice in accordance with a share purchase and subscription agreement between New BN and BWS Holdco 2 and a corresponding share transfer form, and:

(i)	New BN shall cease to be the holder of such BWS Class A Shares and to have any rights as holder of such BWS Class A Shares other than the right to receive BWS Holdco 2 Common Shares in accordance with this Plan of Arrangement;

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(ii)	New BN’s name shall be removed from the register of the BWS Class A Shares maintained by or on behalf of BWS and added to the register of the BWS Holdco 2 Common Shares maintained by or on behalf of BWS Holdco 2; and

(iii)	BWS Holdco 2 shall be the transferee of such BWS Class A Shares and shall be entered in the register of BWS Class A Shares maintained by or on behalf of BWS.

(q)	BWS Holdco 2 shall declare and pay a dividend on its BWS Holdco 2 Common Shares, payable in specie by a distribution of all of the non-voting shares, special voting shares and preferred shares of BWS WarehouseCo held by BWS Holdco 2 to New BN in accordance with a corresponding share transfer form, and:

(i)	BWS Holdco 2 shall cease to be the holder of such non-voting shares, special voting shares and preferred shares of BWS WarehouseCo and to have any rights as holder of such non-voting shares, special voting shares and preferred shares of BWS WarehouseCo;

(ii)	BWS Holdco 2’s name shall be removed from the registers of non-voting shares, special voting shares and preferred shares maintained by or on behalf of BWS WarehouseCo; and

(iii)	New BN shall be the transferee of such non-voting shares, special voting shares and preferred shares and shall be entered in the registers of non-voting shares, special voting shares and preferred shares maintained by or on behalf of BWS WarehouseCo.

Transfer of BWS Class B Shares

(r)	Each BWS Class B Share shall be transferred by the holder thereof to New BN in exchange for the issuance by New BN to the holder thereof of one (1) Class B Share in accordance with a share purchase and subscription agreement between the holder of the BWS Class B Shares and New BN and a corresponding share transfer form, and:

(i)	the holder of such BWS Class B Shares shall cease to be the holder of such BWS Class B Shares and to have any rights as holder of such BWS Class B Shares other than the right to receive one (1) Class B Share per BWS Class B Share from New BN in accordance with this Plan of Arrangement;

(ii)	the name of the holder of such BWS Class B Shares shall be removed from the register of the BWS Class B Shares maintained by or on behalf of BWS and added to the register of Class B Shares maintained by or on behalf of New BN; and

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(iii)	New BN shall be the transferee of such BWS Class B Shares and shall be entered in the register of BWS Class B Shares maintained by or on behalf of BWS.

Steps Relating to the BN Long-Term Incentive Plans

(s)	The articles of each BN ESPCo shall be amended by the filing of articles of amendment to create and authorize the issuance of (in addition to the shares that each BN ESPCo is authorized to issue immediately before such amendment) an unlimited number of New BN ESPCo Non-Voting Shares.

(t)	Each BN ESPCo Non-Voting Share shall be transferred by the holder thereof to the BN ESPCo that issued such BN ESPCo Non-Voting Share in exchange for the issuance by the relevant BN ESPCo of one (1) New BN ESPCo Non-Voting Share for each BN ESPCo Non-Voting Share transferred, and:

(i)	each holder of BN ESPCo Non-Voting Shares shall cease to be the holder of such BN ESPCo Non-Voting Shares and to have any rights as holder of such BN ESPCo Non-Voting Shares other than the right to receive one (1) New BN ESPCo Non-Voting Share per BN ESPCo Non-Voting Share in accordance with this Plan of Arrangement;

(ii)	the name of each holder of BN ESPCo Non-Voting Shares shall be removed from the register of the BN ESPCo Non-Voting Shares maintained by or on behalf of the applicable BN ESPCos and added to the register of the New BN ESPCo Non-Voting Shares maintained by or on behalf of the applicable BN ESPCo; and

(iii)	the BN ESPCo Non-Voting Shares transferred by each holder thereof to the applicable BN ESPCo pursuant to this Section 3.1(t) shall be cancelled and cease to be outstanding.

(u)	The New BN ESPCo Non-Voting Shares received by the holders of the BN ESPCo Non-Voting Shares will be subject to the New BNC Amalco Escrowed Stock Plan and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such BN ESPCo Non-Voting Shares immediately prior to the Effective Time.

(v)	Each special voting share of each BN WarehouseCo, BN ESPCo and BN Subco held by BN will be transferred to Midco in exchange for $1.00, and:

(i)	BN shall cease to be the holder of such special voting shares of each BN WarehouseCo, BN ESPCo and BN Subco and to have any rights as holder of such special voting shares of each BN WarehouseCo, BN ESPCo and BN Subco other than the right to receive $1.00 in accordance with this Plan of Arrangement;

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(ii)	BN’s name shall be removed from the registers of the special voting shares of each BN WarehouseCo, BN ESPCo and BN Subco maintained by or on behalf of each of the BN WarehouseCos, BN ESPCos and BN Subcos; and

(iii)	Midco shall be the transferee of such special voting shares of each of the BN WarehouseCos, BN ESPCos and BN Subcos and shall be entered in the register of such special voting shares of each of the BN WarehouseCos, BN ESPCos and BN Subcos.

(w)	Each holder of BN Options (other than Affected BN Option Holders) will dispose of all such holder’s outstanding BN Options in exchange for an equal number of New BN Options with each New BN Option having an exercise price equal to the exercise price immediately prior to the Effective Time for the BN Option being exchanged and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN Options immediately prior to the Effective Time, and the holders of the BN Options will receive no consideration for the disposition of such BN Options other than the New BN Options.

It is intended that the provisions of subsection 7(1.4) of the Tax Act (or the provisions of any corresponding applicable foreign tax legislation) apply to the exchange of a BN Option for a New BN Option. Accordingly, if applicable, the exercise price of a New BN Option will be automatically adjusted, nunc pro tunc, such that the In-the-Money Amount of the New BN Option immediately after the exchange does not exceed the In-the-Money Amount of the BN Option for which it was exchanged immediately before the exchange. With respect to each BN Option held by a person who is subject to the federal income tax rules of the United States, the exchange of the BN Option for a New BN Option shall be done in a manner intended to comply, and the terms of the New BN Option shall be intended to comply, with Section 409A of the United States Internal Revenue Code and, to the extent applicable, Section 424 of the United States Internal Revenue Code.

(x)	Each holder of BN Global Options will dispose of all such holder’s outstanding BN Global Options in exchange for an equal number of New BN Global Options with each New BN Global Option having an exercise price equal to the exercise price immediately prior to the Effective Time for the BN Global Option being exchanged and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN Global Options immediately prior to the Effective Time.

(y)	The BN DSUs outstanding immediately prior to the Effective Time shall be continued on the same terms and conditions as were applicable immediately prior to the Effective Time, except that, the terms of such BN DSUs shall be amended so as to substitute one DSU TrackingCo Share for each BN Class A Share subject to such BN DSUs as of the Effective Time.

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(z)	The articles of BN Canada Subco shall be amended by the filing of articles of amendment to create and authorize the issuance of (in addition to the shares that BN Canada Subco is authorized to issue immediately before such amendment) an unlimited number of four new series of Class B preferred shares.

(aa)	Each holder of BN Preferred Options will dispose of all such holder’s outstanding BN Preferred Options in exchange for an equal number of New BN Preferred Options having an exercise price equal to the exercise price immediately prior to the Effective Time for the BN Preferred Option being exchanged and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN Preferred Options immediately prior to the Effective Time, and the holders of the BN Preferred Options will receive no consideration for the disposition of such BN Preferred Options other than the New BN Preferred Options.

It is intended that the provisions of subsection 7(1.4) of the Tax Act (or the provisions of any corresponding applicable foreign tax legislation) apply to the exchange of a BN Preferred Option for a New BN Preferred Option. Accordingly, if applicable, the exercise price of a New BN Preferred Option will be automatically adjusted, nunc pro tunc, such that the In-the-Money Amount of the New BN Preferred Option immediately after the exchange does not exceed the In-the-Money Amount of the BN Preferred Option for which it was exchanged immediately before the exchange.

(bb)	The articles of Brookfield Tracking DSU Subco (2026) Inc. shall be amended by the filing of articles of amendment to replace references to BN Class A Shares in the dividend entitlements of the class A preferred shares, series 1 with references to Class A Shares.

Transfer of BN Class A Shares

(cc)	Each BWS Holder shall assign and transfer its BN Class A Shares to Midco in exchange for the issuance by Midco of a Midco Note and Midco Non-Voting Shares, as set out in the Pre-Closing Notice in accordance with a share purchase and subscription agreement between each BWS Holder and Midco, and:

(i)	such BWS Holder shall cease to be the holder of such BN Class A Shares and to have any rights as holder of such BN Class A Shares other than the right to receive a Midco Note and Midco Non-Voting Shares in accordance with this Plan of Arrangement;

(ii)	such BWS Holder’s name shall be removed from the register of the BN Class A Shares maintained by or on behalf of BN and added to the register of the Midco Non-Voting Shares maintained by or on behalf of Midco; and

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(iii)	Midco shall be the transferee of such BN Class A Shares and shall be entered in the register of BN Class A Shares maintained by or on behalf of BN.

(dd)	The articles of each BN Subco shall be amended by the filing of articles of amendment to create and authorize the issuance of (in addition to the shares that each BN Subco is authorized to issue immediately before such amendment) an unlimited number of BN Subco New Class A Preferred Shares and an unlimited number of BN Subco New Class B Preferred Shares, having the rights privileges, restrictions and conditions set out in the Pre-Closing Notice.

(ee)	Each BN Subco Preferred Share shall be transferred by the holder thereof to the BN Subco that issued such BN Subco Preferred Share in exchange for the issuance by the relevant BN Subco of a BN Subco Note and BN Subco New Class B Preferred Shares, as set out in the Pre-Closing Notice, and:

(i)	each holder of BN Subco Preferred Shares shall cease to be the holder of such BN Subco Preferred Shares and to have any rights as holder of such BN Subco Preferred Shares other than the right to receive a BN Subco Note and BN Subco New Class B Preferred Shares in accordance with this Plan of Arrangement;

(ii)	the name of each holder of BN Subco Preferred Shares shall be removed from the register of the BN Subco Preferred Shares maintained by or on behalf of the applicable BN Subcos and added to the register of the BN Subco New Class B Preferred Shares maintained by or on behalf of the applicable BN Subco; and

(iii)	the BN Subco Preferred Shares transferred by each holder thereof to the applicable BN Subco pursuant to this Section 3.1(ee) shall be cancelled and cease to be outstanding.

(ff)	Each BN Subco Note shall be converted into BN Subco New Class A Preferred Shares in accordance with their respective terms, and:

(i)	the name of the holder of each BN Subco Note shall be added to the register of the BN Subco New Class A Preferred Shares maintained by or on behalf of the applicable BN Subco; and

(ii)	the BN Subco Notes converted pursuant to this Section 3.1(ff) shall be cancelled and cease to be outstanding.

(gg)	The articles of each BN WarehouseCo shall be amended by the filing of articles of amendment to create and authorize the issuance of (in addition to the shares that each BN WarehouseCo is authorized to issue immediately before such amendment) an unlimited number of BN WarehouseCo New Preferred Shares and an unlimited number of BN WarehouseCo New Non-Voting Shares, having the rights, privileges, restrictions and conditions set out in the Pre-Closing Notice.

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(hh)	Each BN WarehouseCo Non-Voting Share shall be transferred by BN to the BN WarehouseCo that issued such BN WarehouseCo Non-Voting Share in exchange for the issuance by the relevant BN WarehouseCo of BN WarehouseCo New Preferred Shares and BN WarehouseCo New Non-Voting Shares, as set out in the Pre-Closing Notice, and:

(i)	BN shall cease to be the holder of such BN WarehouseCo Non-Voting Shares and to have any rights as holder of such BN WarehouseCo Non-Voting Shares other than the right to receive BN WarehouseCo New Preferred Shares and BN WarehouseCo New Non-Voting Shares in accordance with this Plan of Arrangement;

(ii)	BN’s name shall be removed from the register of the BN WarehouseCo Non-Voting Shares maintained by or on behalf of the applicable BN WarehouseCos and added to the register of the BN WarehouseCo New Preferred Shares and BN WarehouseCo New Non-Voting Shares maintained by or on behalf of the applicable BN WarehouseCos; and

(iii)	the BN WarehouseCo Non-Voting Shares transferred by BN to the applicable BN WarehouseCo pursuant to this Section 3.1(hh) shall be cancelled and cease to be outstanding.

(ii)	Each BN Subco New Class A Preferred Share issued pursuant to Section 3.1(ff) and each BN WarehouseCo New Preferred Share issued pursuant to Section 3.1(hh) (collectively, the “Transferred Preferred Shares”) shall be transferred by the holder thereof to BWS Holdco in exchange for the issuance by BWS Holdco of a BWS Holdco Note, as set out in the Pre-Closing Notice in accordance with a share purchase agreement between each holder of a Transferred Preferred Share and BWS Holdco, and:

(i)	the holders of the Transferred Preferred Shares shall cease to be the holders of the Transferred Preferred Shares and to have any rights as holder of the Transferred Preferred Shares other than the right to receive a BWS Holdco Note in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos; and

(iii)	BWS Holdco shall be the transferee of such Transferred Preferred Shares and shall be entered in the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos.

(jj)	Each Transferred Preferred Share shall be transferred by BWS Holdco to B Holdco in exchange for the issuance by B Holdco of the B Holdco Note in accordance with a share purchase and subscription agreement between BWS Holdco and B Holdco, and:

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(i)	BWS Holdco shall cease to be the holder of such Transferred Preferred Shares and to have any rights as holder of such Transferred Preferred Shares other than the right to receive the B Holdco Note in accordance with this Plan of Arrangement;

(ii)	BWS Holdco shall be removed from the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos; and

(iii)	B Holdco shall be the transferee of such Transferred Preferred Shares and shall be entered in the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos.

(kk)	Each Transferred Preferred Share shall be transferred by B Holdco to BN Holdco in exchange for the issuance by BN Holdco to B Holdco of one (1) BN Holdco Common Share in accordance with a share purchase agreement between B Holdco and BN Holdco, and:

(i)	B Holdco shall cease to be the holder of such Transferred Preferred Shares and to have any rights as holder of such Transferred Preferred Shares other than the right to receive one (1) BN Holdco Common Share per Transferred Preferred Share in accordance with this Plan of Arrangement;

(ii)	B Holdco shall be removed from the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos and added to the register of BN Holdco Common Shares maintained by or on behalf of BN Holdco; and

(iii)	BN Holdco shall be the transferee of such Transferred Preferred Shares and shall be entered in the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos.

(ll)	Each Transferred Preferred Share shall be transferred by BN Holdco to Can Topco 2 in exchange for the issuance by Can Topco 2 to BN Holdco of one (1) Can Topco 2 Common Share in accordance with a share purchase and subscription agreement between BN Holdco and Can Topco 2, and:

(i)	BN Holdco shall cease to be the holder of such Transferred Preferred Shares and to have any rights as holder of such Transferred Preferred Shares other than the right to receive one (1) Can Topco 2 Common Share per Transferred Preferred Share in accordance with this Plan of Arrangement;

(ii)	BN Holdco shall be removed from the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos and the Can Topco 2 Common Shares acquired in this Step

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will be added to the account of BN Holdco in the register of Can Topco 2 Common Shares maintained by or on behalf of Can Topco 2; and

(iii)	Can Topco 2 shall be the transferee of such Transferred Preferred Shares and shall be entered in the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos.

(mm)	Each Transferred Preferred Share shall be transferred by Can Topco 2 to Midco in exchange for the issuance by Midco to Can Topco 2 of one (1) Midco Series 1 Junior Preferred Share, and:

(i)	Can Topco 2 shall cease to be the holder of such Transferred Preferred Shares and to have any rights as holder of such Transferred Preferred Shares other than the right to receive one (1) Midco Series 1 Junior Preferred Share per Transferred Preferred Share in accordance with this Plan of Arrangement;

(ii)	Can Topco 2 shall be removed from the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos and added to the register of Midco Series 1 Junior Preferred Shares maintained by or on behalf of Midco; and

(iii)	Midco shall be the transferee of such Transferred Preferred Shares and shall be entered in the registers of the Transferred Preferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos.

(nn)	Each Affected BN Option Holder will dispose of all such holder’s outstanding BN Options in exchange for an equal number of Midco Options with each Midco Option having an exercise price equal to the exercise price immediately prior to the Effective Time for the BN Option being exchanged and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such BN Options immediately prior to the Effective Time, and the Affected BN Option Holder will receive no consideration for the disposition of such BN Options other than the Midco Options.

It is intended that the provisions of subsection 7(1.4) of the Tax Act (or the provisions of any corresponding applicable foreign tax legislation) apply to the exchange of a BN Option for a Midco Option. Accordingly, if applicable, the exercise price of a Midco Option will be automatically adjusted, nunc pro tunc, such that the In-the-Money Amount of the Midco Option immediately after the exchange does not exceed the In-the-Money Amount of the BN Option for which it was exchanged immediately before the exchange. With respect to each BN Option held by a person who is subject to the federal income tax rules of the United States, the exchange of the BN Option for a Midco Option shall be done in a manner intended to comply, and the terms of the Midco Option shall be intended to comply,

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with Section 409A of the United States Internal Revenue Code and, to the extent applicable, Section 424 of the United States Internal Revenue Code

(oo)	Each BN Subco New Class B Preferred Share issued pursuant to Section 3.1(ee) and each BN WarehouseCo New Non-Voting Share issued pursuant to Section 3.1(hh) (collectively, the “Transferred Shares”) shall be transferred by the holder thereof to Midco in exchange for the issuance by Midco of one (1) Midco Series 2 Junior Preferred Share, and:

(i)	the holders of such Transferred Shares shall cease to be the holders of such Transferred Shares and to have any rights as holders of such Transferred Shares other than the right to receive one (1) Midco Series 2 Junior Preferred Share per Transferred Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the registers of the Transferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos and added to the register of Midco Series 2 Junior Preferred Shares maintained by or on behalf of Midco; and

(iii)	Midco shall be the transferee of such Transferred Shares and shall be entered in the registers of the Transferred Shares maintained by or on behalf of the applicable BN Subcos or BN WarehouseCos.

(pp)	Concurrently with Section 3.1(nn), each BN Class A Share held by the BN WarehouseCos and the BN Subcos shall be transferred by the holder thereof to Midco in exchange for the issuance by Midco of a Midco Note and Midco Non-Voting Shares, as set out in the Pre-Closing Notice, and:

(i)	the holders of such BN Class A Shares shall cease to be the holders of such BN Class A Shares and to have any rights as holders of such BN Class A Shares other than the right to receive a Midco Note and Midco Non-Voting Shares in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be removed from the register of the BN Class A Shares maintained by or on behalf of BN and added to the register of Midco Non-Voting Shares maintained by or on behalf of Midco;

(iii)	Midco shall be the transferee of such BN Class A Shares and shall be entered in the register of BN Class A Shares maintained by or on behalf of BN.

(qq)	Concurrently with Section 3.1(nn) and 3.1(pp), each BN Class A Share (other than any Elected Shares, any Dissenting Shares and any BN Class A Shares held by Midco) shall be assigned and transferred by the holder thereof to Can Topco 2 in exchange for the issuance by New BN of the Consideration, and:

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(i)	the holders of such BN Class A Shares shall cease to be the holders of such BN Class A Shares and to have any rights as holders of such BN Class A Shares other than the right to receive the Consideration in accordance with this Plan of Arrangement;

(ii)	the holders of such BN Class A Shares agree to and shall become members of New BN;

(iii)	such holders’ names shall be removed from the register of the BN Class A Shares maintained by or on behalf of BN and added to the register of Class A Shares maintained by or on behalf of New BN;

(iv)	Can Topco 2 shall be the transferee of such BN Class A Shares and shall be entered in the register of BN Class A Shares maintained by or on behalf of BN;

(v)	the Consideration received by the holders of the BN Restricted Shares will be subject to the New BN Restricted Stock Plans and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such BN Restricted Shares immediately prior to the Effective Time;

(vi)	Can Topco 2 will issue one (1) Can Topco 2 Common Share to BN Holdco for each Class A Share issued by New BN as the Consideration;

(vii)	BN Holdco will issue one (1) BN Holdco Common Share to B Holdco for each Class A Share issued by New BN as the Consideration; and

(viii)	B Holdco will issue one (1) B Holdco Common Share to New BN for each Class A Share issued by New BN as the Consideration.

Transfer of Can Topco 2 Common Shares from BN Holdco to Can Topco

(rr)	Each Can Topco 2 Common Share held by BN Holdco shall be assigned and transferred by BN Holdco to Can Topco in exchange for one (1) Can Topco Common Share, and:

(i)	BN Holdco shall cease to be the holder of such Can Topco 2 Common Shares and to have any rights as holder of such Can Topco 2 Common Shares other than the right to receive one (1) Can Topco Common Share per Can Topco 2 Common Share from Can Topco in accordance with this Plan of Arrangement;

(ii)	BN Holdco’s name shall be removed from the register of the Can Topco 2 Common Shares maintained by or on behalf of Can Topco 2 and such acquired Can Topco Common Shares will be added to the account of BN Holdco in the register of Can Topco Common Shares maintained by or on behalf of Can Topco; and

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(iii)	Can Topco shall be the transferee of such Can Topco 2 Common Shares and shall be entered in the register of Can Topco 2 Common Shares maintained by or on behalf of Can Topco 2.

Dissolution of Can Topco 2

(ss)	The stated capital of the Can Topco 2 Common Shares shall be reduced to $1.00 without any distribution.

(tt)	The board of directors and shareholders of Can Topco 2 shall have resolved to dissolve Can Topco 2 and its assets and liabilities shall be assigned to, or assumed by, Can Topco.

Transfer of BN Class A Shares to New BNC

(uu)	Each BN Class A Share transferred to Can Topco on the dissolution of Can Topco 2 pursuant to Section 3.1(tt) shall be assigned and transferred by Can Topco to New BNC in exchange for the issuance by New BNC of the New BNC Note, and:

(i)	Can Topco shall cease to be the holder of such BN Class A Shares and to have any rights as holder of such BN Class A Shares other than the right to receive the New BNC Note in accordance with this Plan of Arrangement;

(ii)	Can Topco shall be removed from the register of the BN Class A Shares maintained by or on behalf of BN; and

(iii)	New BNC shall be the transferee of such BN Class A Shares and shall be entered in the register of BN Class A Shares maintained by or on behalf of BN.

(vv)	The New BNC Note shall be assigned and transferred by Can Topco to Midco in exchange for the issuance by Midco of Midco Common Shares and Midco Series 1 Junior Preferred Shares, as set out in the Pre-Closing Notice, and such shares shall be added to the account of Can Topco in the registers of Midco Common Shares and Midco Series 1 Junior Preferred Shares maintained by or on behalf of Midco.

Transfer of Elected U.K. Shares

(ww)	Each Elected U.K. Share shall be assigned and transferred by the holder thereof to Midco in exchange for one (1) Midco Non-Voting Share, and:

(i)	the holders of such Elected U.K. Shares shall cease to be the holders of such Elected U.K. Shares and to have any rights as holders of such Elected U.K. Shares other than the right to receive one (1) Midco Non-Voting Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be deemed to be removed from the register of the BN Class A Shares maintained by or on behalf of BN and shall be deemed

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to be added to the register of the Midco Non-Voting Shares maintained by or on behalf of Midco; and

(iii)	Midco shall be the transferee of such Elected U.K. Shares and shall be entered in the register of BN Class A Shares maintained by or on behalf of BN.

(xx)	Each Midco Non-Voting Share issued pursuant to Section 3.1(ww) shall be assigned and transferred by the holder thereof to Can Topco in exchange for one (1) Can Topco Non-Voting Share, and:

(i)	the holders of such Midco Non-Voting Shares shall cease to be the holders of such Midco Non-Voting Shares and to have any rights as holders of such Midco Non-Voting Shares other than the right to receive one (1) Can Topco Non-Voting Share per Midco Non-Voting Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be deemed to be removed from the register of the Midco Non-Voting Shares maintained by or on behalf of Midco and shall be deemed to be added to the register of the Can Topco Non-Voting Shares maintained by or on behalf of Can Topco; and

(iii)	Can Topco shall be the transferee of such Midco Non-Voting Shares and shall be entered in the register of Midco Non-Voting Shares maintained by or on behalf of Midco.

(yy)	Each Can Topco Non-Voting Share issued pursuant to Section 3.1(xx) shall be assigned and transferred by the holder thereof to BN Holdco in exchange for the issuance by BN Holdco of one (1) BN Holdco Non-Voting Share, and:

(i)	the holders of such Can Topco Non-Voting Shares shall cease to be the holders of such Can Topco Non-Voting Shares and to have any rights as holders of such Can Topco Non-Voting Shares other than the right to receive one (1) BN Holdco Non-Voting Share per Can Topco Non-Voting Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be deemed to be removed from the register of the Can Topco Non-Voting Shares maintained by or on behalf of Can Topco and shall be deemed to be added to the register of the BN Holdco Non-Voting Shares maintained by or on behalf of BN Holdco;

(iii)	the holders of such Can Topco Non-Voting Shares agree to and shall become members of BN Holdco; and

(iv)	BN Holdco shall be the transferee of such Can Topco Non-Voting Shares and shall be entered in the register of Can Topco Non-Voting Shares maintained by or on behalf of Can Topco.

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(zz)	Each BN Holdco Non-Voting Share issued as described in Section 3.1(yy) shall be transferred by the holder thereof to B Holdco in exchange for the issuance by B Holdco of one (1) B Holdco Non-Voting Share, and:

(i)	the holders of such BN Holdco Non-Voting Shares shall cease to be the holders of such BN Holdco Non-Voting Shares and to have any rights as holders of such BN Holdco Non-Voting Shares other than the right to receive one (1) B Holdco Non-Voting Share per BN Holdco Non-Voting Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be deemed to be removed from the register of the BN Holdco Non-Voting Shares maintained by or on behalf of BN Holdco and shall be deemed to be added to the register of the B Holdco Non-Voting Shares maintained by or on behalf of B Holdco;

(iii)	the holders of such BN Holdco Non-Voting Shares agree to and shall become members of B Holdco; and

(iv)	B Holdco shall be the transferee of such BN Holdco Non-Voting Shares and shall be entered in the register of BN Holdco Non-Voting Shares maintained by or on behalf of BN Holdco.

(aaa)	Each B Holdco Non-Voting Share issued as described in Section 3.1(zz) shall be transferred by the holder thereof to New BN in exchange for the issuance by New BN of one (1) Class A Share, and:

(i)	the holders of such B Holdco Non-Voting Shares shall cease to be the holders of such B Holdco Non-Voting Shares and to have any rights as holders of such B Holdco Non-Voting Shares other than the right to receive one (1) Class A Share per B Holdco Non-Voting Share in accordance with this Plan of Arrangement;

(ii)	such holders’ names shall be deemed to be removed from the register of the B Holdco Non-Voting Shares maintained by or on behalf of B Holdco and shall be deemed to be added to the register of Class A Shares maintained by or on behalf of New BN;

(iii)	the holders of such B Holdco Non-Voting Shares agree to and shall become members of New BN;

(iv)	New BN shall be the transferee of such B Holdco Non-Voting Shares and shall be entered in the register of B Holdco Non-Voting Shares maintained by or on behalf of B Holdco; and

(v)	the Class A Shares received by the holders of the BN Restricted Shares will be subject to the New BN Restricted Stock Plans, and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as

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were applicable to such BN Restricted Shares immediately prior to the Effective Time.

Amalgamation of New BNC and Midco

(bbb)	Each New BNC Common Share shall be assigned and transferred by Can Topco to Midco in exchange for one (1) Midco Common Share, and:

(i)	Can Topco shall cease to be the holder of such New BNC Common Shares and to have any rights as holder of such New BNC Common Shares other than the right to receive one (1) Midco Common Share per New BNC Common Share in accordance with this Plan of Arrangement;

(ii)	Can Topco shall be deemed to be removed from the register of the New BNC Common Shares maintained by or on behalf of New BNC and shall be deemed to be added to the register of the Midco Common Shares maintained by or on behalf of Midco; and

(iii)	Midco shall be the transferee of such New BNC Common Shares and shall be entered in the register of New BNC Common Shares maintained by or on behalf of New BNC.

(ccc)	Each Midco Note shall be converted into Midco Non-Voting Shares in accordance with its respective terms, and:

(i)	the Midco Non-Voting Shares acquired in this Section 3.1(ccc) by a holder of a Midco Note shall be added to the account of such holder in the register of the Midco Non-Voting Shares maintained by or on behalf of Midco; and

(ii)	the Midco Notes converted pursuant to this Section 3.1(ccc) shall be cancelled and cease to be outstanding.

(ddd)	The stated capital of the New BNC Common Shares shall be reduced to $1.00 without any distribution.

(eee)	New BNC and Midco shall amalgamate to form New BNC Amalco with the same effect as if they were amalgamated under sections 174 and 177 of the OBCA, except as set out in this Plan of Arrangement, including that: (w) the legal existence of Midco shall not cease and Midco shall survive the amalgamation; (x) the separate legal existence of New BNC shall cease without New BNC being liquidated or wound up; (y) New BNC and Midco shall continue as one company without the incorporation or creation of separate legal existence from Midco, notwithstanding the assignment of a new incorporation number to New BNC Amalco; and (z) the property of New BNC and Midco (other than the common shares of New BNC held by Midco and any amounts owing by Midco to New BNC, or New BNC to Midco (if any)) shall become the property of New BNC Amalco. Subject to the foregoing, at and after the amalgamation becoming effective:

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(i)	Name: the name of New BNC Amalco shall be “Brookfield Canada Corporation”.

(ii)	Registered Office: the registered office of New BNC Amalco shall be Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.

(iii)	Number of Directors: the number of directors of New BNC Amalco shall consist of a minimum number of one (1) director and a maximum number of [■] ([■]) directors. Until changed by the shareholders of New BNC Amalco, or by directors of New BNC Amalco if authorized to do so, the number of directors of New BNC Amalco shall be [■] ([■]).[1]

(iv)	Initial Directors: the initial directors of New BNC Amalco shall be [■][2] and such Persons shall hold office until the next annual meeting of shareholders of New BNC Amalco or until their successors are appointed or elected.

(v)	Restrictions on Business and Powers: there shall be no restrictions on the business New BNC Amalco may carry on or the powers it may exercise.

(vi)	Authorized Capital and Rights, Privileges, Restrictions and Conditions: New BNC Amalco’s share capital shall be comprised of the following classes of shares, having the rights, privileges, restrictions and conditions set out in Schedule D to this Plan of Arrangement:

(A)	an unlimited number of New BNC Amalco Common Shares;

(B)	an unlimited number of Class A junior preference shares, issuable in series;

(C)	an unlimited number of New BNC Amalco Series 1 Junior Preferred Shares;

(D)	an unlimited number of New BNC Amalco Series 2 Junior Preferred Shares; and

(E)	an unlimited number of Exchangeable Shares.

(vii)	Restrictions on the Issue, Transfer or Ownership of Shares: there shall be no restrictions on the issue, transfer or ownership of shares in the capital of New BNC Amalco.

(viii)	By-laws: the by-laws of New BNC shall be the by-laws of New BNC Amalco, mutatis mutandis.

1    Minimum, maximum and number of directors to be inserted.

2    Identities of directors to be inserted.

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(ix)	Effect of Amalgamation:

(A)	the property of Midco shall continue to be the property of New BNC Amalco (other than the New BNC Common Shares held by Midco and any amounts owing by New BNC to Midco;

(B)	the property of New BNC shall become the property of New BNC Amalco;

(C)	New BNC Amalco shall continue to be liable for the obligations of each of New BNC and Midco;

(D)	any existing cause of action, claim or liability to prosecution of each of New BNC and Midco shall be unaffected;

(E)	any civil, criminal or administrative action or proceeding pending by or against New BNC and Midco may continue to be prosecuted by or against New BNC Amalco; and

(F)	any conviction against, or ruling, order or judgment in favour of or against, New BNC and Midco may be enforced by or against New BNC Amalco.

(x)	Conversion of Options: Each issued and outstanding Midco Option shall become one New BNC Amalco Option, with each New BNC Amalco Option having an exercise price equal to the exercise price of such Midco Option immediately prior to this Section 3.1(eee), and being subject to the same expiry, vesting, forfeiture, hold periods and other terms and conditions as were applicable to such Midco Option immediately prior to this Section 3.1(eee), and the Affected BN Option Holder will receive no consideration for their Midco Option other than the New BNC Amalco Option.

It is intended that the provisions of subsection 7(1.4) of the Tax Act (or the provisions of any corresponding applicable foreign tax legislation) apply to the conversion of a Midco Option into a New BNC Amalco Option. Accordingly, if applicable, the exercise price of a New BNC Amalco Option will be automatically adjusted, nunc pro tunc, such that the In-the-Money Amount of the New BNC Amalco Option immediately after the exchange does not exceed the In-the-Money Amount of the Midco Option for which it was exchanged immediately before the exchange. With respect to each New BNC Amalco Option held by a person who is subject to the federal income tax rules of the United States, the conversion of the Midco Option to a New BNC Amalco Option shall be done in a manner intended to comply, and the terms of the New BNC Amalco Option shall be intended to comply, with Section 409A of the United States Internal Revenue Code and, to the extent applicable, Section 424 of the United States Internal Revenue Code.

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(xi)	Conversion of Shares:

(A)	each issued and outstanding New BNC Common Share shall become one fully paid and non-assessable New BNC Amalco Common Share without the issuance or cancellation of shares and the holders of such shares shall be added to the register of New BNC Amalco;

(B)	each issued and outstanding Midco Non-Voting Share shall become one fully paid and non-assessable Exchangeable Share without the issuance or cancellation of shares and the holders of such shares shall be added to the register of New BNC Amalco;

(C)	each issued and outstanding Midco Series 1 Junior Preferred Share shall become one fully paid and non-assessable New BNC Amalco Series 1 Junior Preferred Share without the issuance or cancellation of shares and the holders of such shares shall be added to the register of New BNC Amalco; and

(D)	each issued and outstanding Midco Series 2 Junior Preferred Share shall become one fully paid and non-assessable New BNC Amalco Series 2 Junior Preferred Share without the issuance or cancellation of shares and the holders of such shares shall be added to the register of New BNC Amalco.

(xii)	Stated Capital: the stated capital of the issued and outstanding:

(A)	New BNC Amalco Common Shares shall be equal to the stated capital of the issued and outstanding Midco Common Shares;

(B)	Exchangeable Shares shall be equal to the stated capital of the issued and outstanding Midco Non-Voting Shares;

(C)	New BNC Amalco Series 1 Junior Preferred Shares shall be equal to the stated capital of the issued and outstanding Midco Series 1 Junior Preferred Shares; and

(D)	New BNC Amalco Series 2 Junior Preferred Shares shall be equal to the stated capital of the issued and outstanding Midco Series 2 Junior Preferred Shares.

(xiii)	Other Provisions: None.

Transfer of Elected Canadian Shares

(fff)	Each Elected Canadian Share shall be assigned and transferred by the holder thereof to New BNC Amalco in exchange for the issuance by New BNC Amalco of

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Exchangeable Shares and by New BN of Class A Shares (if any) as the Consideration, and:

(i)	the holders of such BN Class A Shares shall cease to be the holders of such BN Class A Shares and to have any rights as holders of such BN Class A Shares other than the right to receive the Consideration in accordance with this Plan of Arrangement;

(ii)	the holders of Elected Canadian Shares receiving Class A Shares as the Consideration agree to and shall become members of New BN;

(iii)	such holders’ names shall be removed from the register of the BN Class A Shares maintained by or on behalf of BN and added to the registers of Class A Shares and Exchangeable Shares, as applicable, maintained by New BN and New BNC Amalco, respectively;

(iv)	New BNC Amalco shall be the transferee of such BN Class A Shares and shall be entered in the register of BN Class A Shares maintained by or on behalf of BN;

(v)	the Consideration received by the holders of the BN Restricted Shares will be subject to the New BNC Amalco Restricted Stock Plan and, if applicable, the New BN Restricted Stock Plans, and subject to the same transfer restrictions, vesting, forfeiture and other terms and conditions as were applicable to such BN Restricted Shares immediately prior to the Effective Time;

(vi)	New BNC Amalco will issue New BNC Amalco Series 1 Junior Preferred Shares with an aggregate redemption amount equal to the aggregate FMV of the Class A Shares issued by New BN as the Consideration;

(vii)	Can Topco will issue one (1) Can Topco Common Share to BN Holdco for each Class A Share issued by New BN as the Consideration;

(viii)	BN Holdco will issue one (1) BN Holdco Common Share to B Holdco for each Class A Share issued by New BN as the Consideration; and

(ix)	B Holdco will issue one (1) B Holdco Common Share to New BN for each Class A Share issued by New BN as the Consideration.

(ggg)	Concurrently with Section 3.1(fff), the Voting Trust Agreement shall become effective and New BN shall issue and deposit with the Trustee the Class E Share pursuant to the terms thereof.

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Treatment of BN Dissenting Shareholders

(hhh)	Each Dissenting Share shall be assigned and transferred by the holder thereof to BN in consideration for a debt claim against BN for the amount determined under Article 4, and

(i)	the Dissenting Shareholders shall cease to be the holders of such Dissenting Shares and to have any rights as holders of such Dissenting Shares other than the right to be paid fair value by BN for such Dissenting Shares as set out in Section 4.1;

(ii)	the Dissenting Shareholders’ names shall be removed from the register of BN Class A Shares maintained by or on behalf of BN; and

(iii)	each Dissenting Share transferred to BN pursuant to this Section 3.1(hhh) shall be cancelled and cease to be outstanding.

(iii)	The Exchangeable Shares shall, outside of this Plan of Arrangement, be listed and posted for trading on the TSX (subject to standard listing conditions imposed by the TSX in similar circumstances).

BN Amalgamation

(jjj)	The stated capital of the common shares of Amalgamation Sub shall be reduced to $1.00 without any distribution.

Commencing at the Second Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality except as expressly provided herein, with each step occurring five minutes after the completion of the immediately preceding step:

(kkk)	Amalgamation Sub and BN shall amalgamate to form BN Amalco with the same effect as if they were amalgamated under sections 174 and 177 of the OBCA, except as set out in this Plan of Arrangement, including that: (w) the legal existence of BN shall not cease and BN shall survive the amalgamation; (x) the separate legal existence of Amalgamation Sub shall cease without Amalgamation Sub being liquidated or wound up; (y) Amalgamation Sub and BN shall continue as one company without the incorporation or creation of separate legal existence from BN, notwithstanding the assignment of a new incorporation number to BN Amalco; and (z) the property of BN and Amalgamation Sub (other than the common shares of Amalgamation Sub held by BN and any amounts owing by BN to Amalgamation Sub, or Amalgamation Sub to BN (if any)) shall become the property of BN Amalco. Subject to the foregoing, at and after the amalgamation becoming effective:

(i)	Name: the name of BN Amalco shall be “Brookfield Corporation”.

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(ii)	Registered Office: the registered office of BN Amalco shall be Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario, M5J 2T3.

(iii)	Number of Directors: the number of directors of BN Amalco shall consist of a minimum number of one (1) director and a maximum number of [■] ([■]) directors. Until changed by the shareholders of BN Amalco, or by directors of BN Amalco if authorized to do so, the number of directors of BN Amalco shall be [■] ([■]).[3]

(iv)	Initial Directors: the initial directors of BN Amalco shall be [■][4] and such Persons shall hold office until the next annual meeting of shareholders of BN Amalco or until their successors are appointed or elected.

(v)	Election of Directors. Each holder of shares of a class or series of shares of the BN Amalco entitled to vote in the election of directors will have the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit and if a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder will be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

(vi)	Restrictions on Business and Powers: there shall be no restrictions on the business BN Amalco may carry on or the powers it may exercise.

(vii)	Authorized Capital and Rights, Privileges, Restrictions and Conditions: BN Amalco’s share capital shall be comprised of the following classes of shares, having the rights, privileges, restrictions and conditions set out in Schedule B to this Plan of Arrangement:

(A)	an unlimited number of BN Amalco Class A Shares;

(B)	85,120 BN Amalco Class B Shares;

(C)	an unlimited number of BN Amalco Class C Shares;

(D)	an unlimited number of preference shares designated as class A preference shares, issuable in series; and

(E)	an unlimited number of preference shares designated as class AA preference shares, issuable in series.

3     Minimum, maximum and number of directors to be inserted.

4     Identities of directors to be inserted.

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(viii)	Restrictions on the Issue, Transfer or Ownership of Shares: there shall be no restrictions on the issue, transfer or ownership of shares in the capital of BN Amalco.

(ix)	By-laws: the by-laws of BN shall be the by-laws of BN Amalco, mutatis mutandis.

(x)	Effect of Amalgamation:

(A)	the property of BN (other than the common shares of Amalgamation Sub held by BN) shall continue to be the property of BN Amalco;

(B)	the property of Amalgamation Sub shall become the property of BN Amalco;

(C)	BN Amalco shall continue to be liable for the obligations of each of Amalgamation Sub and BN;

(D)	any existing cause of action, claim or liability to prosecution of each of Amalgamation Sub and BN shall be unaffected;

(E)	any civil, criminal or administrative action or proceeding pending by or against Amalgamation Sub or BN may continue to be prosecuted by or against BN Amalco; and

(F)	any conviction against, or ruling, order or judgment in favour of or against, Amalgamation Sub or BN may be enforced by or against BN Amalco.

(xi)	Conversion of Shares: holders of BN Shares and BN Preferred Shares shall remain holders of BN Amalco shares through the amalgamation, and there shall be no change to the rights attached to their shares. More particularly:

(A)	each issued and outstanding BN Class A Share shall become one fully paid and non-assessable BN Amalco Class C Share without the issuance or cancellation of shares and the holders of such shares shall be added to the register of BN Amalco;

(B)	each issued and outstanding BN Class B Share shall become one fully paid and non-assessable BN Amalco Class B Share without the issuance or cancellation of shares and the holders of such shares shall be added to the register of BN Amalco; and

(C)	each issued and outstanding BN Preferred Share shall become one fully paid and non-assessable class A preference share of BN Amalco of the corresponding series with the same terms and without the issuance or cancellation of shares and the holders of such shares shall be added to the register of BN Amalco.

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(xii)	Stated Capital: the stated capital of the issued and outstanding:

(A)	BN Amalco Class C Shares shall be equal to the stated capital of the issued and outstanding BN Class A Shares;

(B)	BN Amalco Class B Shares shall be equal to the stated capital of the issued and outstanding BN Class B Shares; and

(C)	each series of class A preference shares of BN Amalco shall be equal to the stated capital of the corresponding issued and outstanding series of BN Preferred Shares.

(xiii)	Other Provisions: None.

Termination of BWS Support Agreement

(lll)	The BWS Support Agreement shall be terminated and shall be of no further force and effect, without regard to any notice, approval or other requirements contemplated thereby.

Transfer of BN Class C Shares

(mmm)	Each BN Amalco Class C Share shall be assigned and transferred by New BNC Amalco to BN Amalco in exchange for the issuance by BN Amalco of the BN Amalco Note, BN Amalco Class A Shares and BN Amalco Special Preferred Shares, as set out in the Pre-Closing Notice, and:

(i)	New BNC Amalco shall cease to be the holder of such BN Amalco Class C Shares and to have any rights as holder of such BN Amalco Class C Shares other than the right to receive the BN Amalco Note, BN Amalco Class A Shares and BN Amalco Special Preferred Shares in accordance with this Plan of Arrangement;

(ii)	New BNC Amalco’s name shall be removed from the register of the BN Amalco Class C Shares maintained by or on behalf of BN Amalco and added to the registers of BN Amalco Class A Shares and BN Amalco Special Preferred Shares maintained by or on behalf of BN Amalco; and

(iii)	the BN Amalco Class C Shares transferred by New BNC Amalco to BN pursuant to this Section 3.1(mmm) shall be cancelled and cease to be outstanding.

(nnn)	The articles of BN Amalco shall be amended to remove the BN Amalco Class C Shares that were created and authorized in Section 3.1(kkk).

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3.2	Elections

(a)	Subject to the deemed election in Section 3.4, each BN Shareholder who, as at the Effective Time, is an Eligible Canadian Holder may elect with respect to the BN Class A Shares (other than a Dissenting Share) held by such holder immediately before the Effective Time to receive the Consideration to which he, she or it is entitled in the form of Exchangeable Shares or a combination of Class A Shares and Exchangeable Shares (the “Canadian Election”).

(b)	Each BN Shareholder who, as at the Effective Time, is an Eligible U.K. Holder may elect with respect to any and all issued and outstanding BN Class A Shares (other than a Dissenting Share) held by such holder immediately before the Effective Time to receive Class A Shares by participating in Sections 3.1(ww) through 3.1(aaa) of this Plan of Arrangement (the “U.K. Election”).

(c)	The Canadian Election shall be made by an Eligible Canadian Holder and the U.K. Election shall be made by an Eligible U.K. Holder by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with certificates (if any) representing such holder’s BN Class A Shares. BN shall provide at least two (2) Business Days’ notice of the Election Deadline to BN Shareholders by means of a news release disseminated on a newswire and/or by a posting on BN’s website; provided that, if the Effective Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and BN shall promptly announce any such delay and, when determined, the rescheduled Election Deadline, which rescheduled deadline if necessary shall be as agreed by New BN and BN (acting reasonably), provided that at least one (1) business day of advance notice thereof shall have been provided.

(d)	Any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn.

(e)	Any BN Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of this Section 3.2 or of the Letter of Transmittal and Election Form, shall be treated as not having made the Canadian Election or U.K. Election and shall be deemed to have assigned and transferred its BN Class A Shares to Can Topco 2 in exchange for Class A Shares pursuant to Section 3.1(qq).

3.3	Tax Elections

Each BN Shareholder who is an Eligible Canadian Holder and who has made a valid Canadian Election shall be entitled to make a Tax Election with respect to the transfer of their BN Class A Shares to New BNC Amalco and the receipt of Consideration in respect thereof by making a valid submission on the Tax Election Portal before the Tax Election Portal Closing Date. Thereafter, the relevant forms shall be signed by New BNC Amalco and provided to such former

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BN Shareholder within thirty (30) days after the valid submission on the Tax Election Portal for filing with the CRA (or the applicable tax authority) by such former BN Shareholder. New BNC Amalco shall not be responsible for the proper or accurate completion of the Tax Election forms and, except for New BNC Amalco’s obligation to return (within thirty (30) days after the valid submission on the Tax Election Portal) duly completed Tax Election forms (and only in respect of valid submissions made on the Tax Election Portal before the Tax Election Portal Closing Date), none of BN, BWS, New BN, New BNC Amalco or any of their affiliates or successors shall be responsible for any taxes, interest or penalties resulting from the failure by a former BN Shareholder to properly and accurately complete or file the Tax Election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). New BNC Amalco has no obligation to sign and/or provide any Tax Election form with respect to a submission made after the Tax Election Portal Closing Date, other than in its sole and absolute discretion.

3.4	Limitation on Elected Canadian Shares

Notwithstanding any other provision hereunder, if the Aggregate Elected Class A Share Amount exceeds the Available Class A Share Amount, then notwithstanding the election under Section 3.2 by a holder in respect of any particular BN Class A Share:

(a)	the Elected Class A Share Amount of any holder shall be deemed to be reduced so that it is the number determined by multiplying (1) the Elected Class A Share Amount of such holder, by (2) the fraction obtained by dividing the Available Class A Share Amount by the Aggregate Elected Class A Share Amount rounded to four decimal places, and rounding down such resulting Elected Class A Share Amount for such holder to the nearest whole number; and

(b)	the holder shall be deemed to have elected to receive Exchangeable Shares in respect of the remainder of the Consideration to which they are entitled for their BN Class A Shares.

Article 4
DISSENT PROCEDURES

4.1	Rights of Dissent

(a)	Registered holders of BN Class A Shares may exercise rights of dissent with respect to their BN Class A Shares pursuant to and in the manner set forth in Section 185 of the OBCA in connection with the Arrangement (collectively, the “Dissent Rights”). For greater certainty, non-registered holders of BN Class A Shares shall not be entitled to exercise Dissent Rights in respect of BN Class A Shares.

(b)	Registered holders of BN Class A Shares who properly exercise their Dissent Rights shall be deemed to have transferred their BN Class A Shares to BN as of the applicable time pursuant to Section 3.1(hhh). If such holders:

(i)	are ultimately entitled to be paid the fair value for their BN Class A Shares pursuant to the Dissent Rights, such holders shall not be entitled to any other

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payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(ii)	are ultimately not entitled, for any reason, to be paid the fair value for their BN Class A Shares pursuant to the Dissent Rights, such holders shall be deemed to have participated in the Arrangement on the same basis as a holder of BN Class A Shares that are not Elected Shares.

4.2	Recognition of Dissenting Unitholders

From and after the Effective Time, in no case shall New BN, Can Topco, Can Topco 2, New BNC, New BNC Amalco, BN, BN Amalco or any other Person be required to recognize a Dissenting Shareholder as a holder of BN Class A Shares or any interest therein (other than the rights set out in Section 4.1) and the names of the Dissenting Shareholders shall be deleted from the register of holders of BN Class A Shares.

Article 5
DELIVERY OF CONSIDERATION

5.1	Delivery of Consideration

(a)	Upon the Arrangement and the BWS Bye-Law Amendments becoming effective, the existing certificates representing the BN Class A Shares (other than Elected Shares and Dissenting Shares) will cease to evidence title to any shares of BN and, upon delivery of the certificate to BN or the transfer agent of BN, will solely represent a right to request a share certificate in respect of the Class A Shares issued to the holder of the certificate.

(b)	Upon the Arrangement and the BWS Bye-Law Amendments becoming effective, the existing certificates representing the BWS Class A Shares shall cease to evidence title to any shares of BWS and, upon delivery of the certificate to BWS or the transfer agent of BWS, shall solely represent a right to request a share certificate in respect of Class A Shares issued to the holder of the certificate.

(c)	Upon the Arrangement and the BWS Bye-Law Amendments becoming effective, each holder of Elected U.K. Shares shall be deemed to have received Class A Shares by participating in Sections 3.1(ww) through 3.1(aaa) of this Plan of Arrangement.

(d)	Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented Elected Shares, together with a duly completed and executed Letter of Transmittal and Election Form and any such additional documents and instruments as the Depositary or New BN may reasonably require, the BN Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, certificate(s) representing Class A Shares and/or Exchangeable Shares to which such BN Shareholder is entitled pursuant to this Plan of Arrangement.

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(e)	As soon as practicable following the Effective Time, the transfer agent of BN shall deliver to BNT Partners Trust evidence as to the issuance of Class B Shares to which it is entitled pursuant to this Plan of Arrangement.

(f)	After the Effective Time, each certificate that immediately prior to the Effective Time represented one or more Acquired Securities shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements that the holder of such certificate is entitled to receive in accordance with this Plan of Arrangement or the BWS Bye-Law Amendments.

5.2	Withholding Rights

New BN, New BNC, New BNC Amalco, BN, BN Amalco, BWS, the Depositary and any other Person shall be entitled to deduct or withhold from any amount otherwise payable to any Person hereunder such amounts as New BN, New BNC, New BNC Amalco, BN, BN Amalco, BWS, the Depositary or such other Person, as applicable, are required to deduct or withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law. To the extent that amounts are so deducted or withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority.

5.3	Extinction of Rights

Any certificate that immediately prior to the Effective Time represented outstanding Acquired Securities that are exchanged pursuant to Section 3.1 shall cease to represent a claim or interest of any kind or nature as a shareholder of BN or BWS. At the Effective Time, the Class A Shares and/or Exchangeable Shares to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been transferred to New BN, Can Topco, Can Topco 2 or New BNC Amalco, as applicable, together with all entitlements to distributions and interest thereon held for such former registered holder.

5.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.5	Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Acquired Securities issued prior to the Effective Time; (b) the rights and obligations of the holders of Acquired Securities, New BN, Can Topco, Can Topco 2, New BNC Amalco, BN, BWS, the Depositary and any transfer agent or other depositary in relation thereto, shall be solely as provided for in the BWS Bye-Laws and this Plan of Arrangement and the Transaction Agreement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Acquired

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Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)	New BN, BN and BWS may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by New BN, BN and BWS, each acting reasonably, (iii) if made following the BN Meeting or the BWS Meeting and prior to receipt of the Final Order, filed with the Court and approved by the Court and communicated to the holders of BN Shares and BWS Shares if and as required by the Court, and (iv) if made following receipt of the Final Order and prior to the Effective Time, filed with the Court and approved by the Court and communicated to the holders of BN Shares and BWS Shares if and as required by the Court, unless such amendment concerns a matter which, in the reasonable opinion of New BN, BN and BWS, is of an administrative nature and is not adverse to the economic interest of any holder of Acquired Securities.

(b)	Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by BN or BWS at any time prior to the BN Meeting or the BWS Meeting (provided that BN or BWS, as applicable, shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the BN Meeting and the BWS Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the BN Meeting or the BWS Meeting shall be effective only if (i) it is consented to in writing by BN and BWS (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the holders of BN Shares and BWS Shares voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by BN, BWS or New BN (provided that BN, BWS and New BN, as applicable, shall have consented thereto), provided that it concerns a matter which, in the reasonable opinion of BN, BWS and New BN, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Acquired Securities.

(e)	Notwithstanding anything in this Plan of Arrangement or the Transaction Agreement, the Parties shall be entitled at any time prior to the Effective Time to

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modify this Plan of Arrangement without any prior notice or communication or approval of the Court or the holders of the Acquired Securities, provided such modifications are agreed to in writing by each of BN, BWS and New BN, are of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and are not adverse to the economic interest of any holder of Acquired Securities.

Article 7
miscellaneous

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Transaction Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out herein.

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Schedule A

(See attached.)

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SPECIAL RIGHTS OR RESTRICTIONS ATTACHED TO THE EXCHANGEABLE SHARES

The Exchangeable Shares shall have the following rights, privileges, restrictions and conditions:

Section 1	Interpretation

(a)	Definitions. For the purposes of these Exchangeable Share Provisions:

“Beneficiary” has the meaning ascribed thereto in the Voting Trust Agreement;

“Board of Directors” means the board of directors of the Company;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario or a day on which banking institutions in Toronto, Ontario or Hamilton, Bermuda are generally authorized or obligated by law to close;

“Can Topco” means Brookfield Canada Holdings Ltd., a corporation existing under the laws of the Province of Ontario;

“Class A Junior Preferred Shares” means the class A junior preferred shares in the capital of the Company;

“Class A Shares” means the class A limited voting shares in the capital of New BN;

“Class B Shares” means the class B limited voting shares in the capital of New BN;

“Class E Share” means the class E exchangeables limited voting share in the capital of New BN;

“Close of Business” means 5:00 p.m., Eastern Time;

“Common Shares” means the common shares in the capital of the Company;

“Company” means Brookfield Canada Corporation, a corporation incorporated under the laws of the Province of Ontario;

“Company Liquidation Event” has the meaning ascribed thereto in Section 6;

“Conversion Right” has the meaning ascribed thereto in Section 13;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

“Ex-Dividend Date” means, in respect of a distribution on the applicable securities, (a) the date on which such securities are traded without an entitlement to such

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distribution or (b) where such securities trade on a due bill basis, the date on which such dividend or distribution is paid;

“Exchange Ratio” means 1.00000, as adjusted from time to time in accordance with Section 4;

“Exchangeable Share Consideration” means, with respect to each Exchangeable Share, for any acquisition of, redemption of or distribution of assets of the Company in respect of such Exchangeable Share, or purchase of such Exchangeable Share:

(i)	an amount equal to the average of the Last Reported Sale Price for a Class A Share for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the relevant date, multiplied by the Exchange Ratio in effect on the relevant date; plus

(ii)	any Unpaid Dividends per Exchangeable Share;

provided that:

(A)	the part of the consideration which represents (i) above shall be fully paid and satisfied by the delivery of a number of Class A Shares equal to the Exchange Ratio, such shares to be duly issued, fully paid and non-assessable;

(B)	the part of the consideration which represents (ii) above shall be fully paid and satisfied by:

(x) in the case of Unpaid Dividends payable in connection with the exercise of a Retraction Call Right or Redemption Call Right by New BN or any New BN Designee, the delivery of a cash payment (or other property, as applicable) equal to the amount of such Unpaid Dividends;

(y) in the case of any cash Unpaid Dividends payable in all other circumstances, the delivery of Class A Shares, such shares to be duly issued, fully paid and non-assessable;

(C)	in each case, any such consideration shall be delivered free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest;

(D)	in each case, any such consideration shall be paid without interest and less any tax required to be deducted and withheld therefrom; and

(E)	in each case, no fractional Class A Shares shall be issued or delivered to satisfy the Exchangeable Share Consideration, and in

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lieu thereof, holders shall receive a cash payment corresponding to the value of any such fractional entitlement;

“Exchangeable Share Price” means, at any time, for each Exchangeable Share, an amount equal to the aggregate of:

(i)	an amount equal to the average of the Last Reported Sale Price for a Class A Share for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding such time, multiplied by the Exchange Ratio (subject to adjustment) at such time; and

(ii)	any Unpaid Dividends per Exchangeable Share;

“Exchangeable Share Provisions” means the rights, privileges, restrictions and conditions set out herein;

“Exchangeable Share Value” means, with respect to an Exchangeable Share on a particular date, the market price of an Exchangeable Share on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be the U.S. dollar equivalent of the closing price of an Exchangeable Share on the TSX (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day, or if the Exchangeable Shares are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Exchangeable Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of the Exchangeable Shares during the relevant period does not create a reasonable basis for determining the Exchangeable Share Value, then the Exchangeable Share Value shall be determined by the Board of Directors, based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate; and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, absent manifest error;

“Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Company, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under the Voting Trust Agreement;

“Exchangeable Shares” means the class A non-voting exchangeable shares in the capital of the Company, having the rights, privileges, restrictions and conditions set forth herein;

“Exempt Exchangeable Share Voting Event” means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the

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Company to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change is required to maintain the economic equivalence of the Exchangeable Shares and the Class A Shares;

“Holder Redemption Election Notice” has the meaning ascribed thereto in Section 8(c);

“Junior Shares” means the Common Shares, the Class A Junior Preferred Shares and any other shares in the capital of the Company ranking junior to the Exchangeable Shares with respect to the payment of dividends or other distributions or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs;

“Last Reported Sale Price” means with respect to a security on a particular date, the market price of such security on such date or, if such date is not a Trading Day, the most recent Trading Day. The market price for each such Trading Day shall be the closing price of such security on the NYSE (or, if no closing price is reported, the average of the last quoted bid and ask prices or, if more than one in either case, the average of the average bid and average ask prices) on such day, or if such security is not then listed on the NYSE, on such other stock exchange or automated quotation system on which such security is listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of such security during the relevant period does not create a reasonable basis for determining the Last Reported Sale Price of such security, then the Last Reported Sale Price shall be determined by the Board of Directors, based upon the advice of such qualified independent financial advisors as the Board of Directors may deem to be appropriate; and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding, absent manifest error;

“Liquidation Date” has the meaning ascribed thereto in Section 6(a);

“Liquidation Entitlement” has the meaning ascribed thereto in Section 6(a);

“New BN” means Brookfield Corporation Ltd., a company incorporated under the laws of Bermuda as an exempted company limited by shares, and any successor thereof;

“New BN Board” means the board of directors of New BN;

“New BN Control Transaction” shall be deemed to have occurred if:

(iii)	any person acquires, directly or indirectly, 90% of the Class A Shares in a take-over bid (as defined by applicable securities laws);

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(iv)	the shareholders of New BN approve an acquisition of New BN by way of arrangement, amalgamation, merger, consolidation, recapitalization or reorganization of New BN, other than any transaction that does not result in any person or group of persons acting jointly or in concert (other than the holders of Class A Shares and Class B Shares immediately prior to such transaction) acquiring more than 50% of the voting power of the Class A Shares and Class B Shares (or the equivalent voting securities of the surviving entity); or

(v)	New BN sells or disposes of all or substantially all of its assets;

“New BN Designee” has the meaning ascribed thereto in Section 14(d);

“New BN Distributed Right” has the meaning ascribed thereto in Section 4(c);

“New BN Liquidation Event” has the meaning ascribed thereto in Section 6(c);

“New BN-Affiliated Holder” means New BN or any subsidiary of New BN to the extent New BN or such subsidiary holds Exchangeable Shares;

“Non-Affiliated Holder” means a holder of Exchangeable Shares other than a New BN-Affiliated Holder;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Open of Business” means 9:00 a.m., Eastern Time;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule A to the Transaction Agreement, including any appendices thereto, and any amendments, modifications or supplements thereto made from time to time in accordance with its terms;

“Record Date” means, with respect to any dividend, distribution, return of capital or other transaction or event in which the holders of Class A Shares and/or Exchangeable Shares have the right to receive any cash, securities, assets or other property or in which Class A Shares and/or Exchangeable Shares are exchanged for or converted into any combination of securities, cash, assets or other property, the date fixed for determination of holders of Class A Shares and/or Exchangeable Shares entitled to receive such cash, securities, assets or other property (whether such date is fixed by the New BN Board or the Board of Directors or a duly

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authorized committee thereof, or as determined pursuant to any statute, constating document, contract or otherwise);

“Redemption Call Right” has the meaning ascribed thereto in Section 8(e)(i);

“Redemption Call Right Purchase Price” has the meaning ascribed thereto in Section 8(e)(i);

“Redemption Date” means the date, if any, established by the Board of Directors for the redemption by the Company of all but not less than all of the then outstanding Exchangeable Shares, other than Exchangeable Shares held by New BN and its subsidiaries (which, at the Company’s option, need not be redeemed), which date shall be no earlier than the fifteenth (15th) anniversary of the Effective Date, unless:

(i)	at any time after the fifth (5th) anniversary of the Effective Date, the aggregate number of Exchangeable Shares issued and outstanding (other than Exchangeable Shares held by New BN and its subsidiaries) is less than 10% of the number of Exchangeable Shares issued and outstanding on the Effective Date (as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision, combination or consolidation of or stock or share dividend on the Exchangeable Shares, any issue or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction affecting the Exchangeable Shares), in which case the Board of Directors may accelerate such redemption date to such date as it may determine, upon at least 30 days’ prior written notice to the holders of the Exchangeable Shares;

(ii)	a New BN Control Transaction is proposed, in which case, provided the Board of Directors determines in good faith that it is not practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with such New BN Control Transaction or that the redemption of all but not less than all of the then outstanding Exchangeable Shares, other than Exchangeable Shares held by New BN and its subsidiaries (which, at the Company’s option, need not be redeemed), is necessary to enable the completion of such New BN Control Transaction in accordance with its terms, the Board of Directors may accelerate such redemption date to such date as it may determine, upon such number of days’ prior written notice to the holders of the Exchangeable Shares as the Board of Directors may determine to be reasonably practicable in such circumstances;

(iii)	a New BN Liquidation Event is pending, in which case the Redemption Date shall be deemed to be the day immediately prior to the effective date of such New BN Liquidation Event;

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(iv)	an Exchangeable Share Voting Event is proposed and (A) the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exchangeable Share Voting Event, and (B) the Board of Directors has determined, in good faith and in its sole discretion, that it is not reasonably practicable to accomplish the business purpose (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of the Redemption Date) intended by the Exchangeable Share Voting Event in a commercially reasonable manner that does not result in an Exchangeable Share Voting Event, in which case the Redemption Date shall be the Business Day following the day on which the later of the events described in (A) and (B) above occurs;

(v)	an Exempt Exchangeable Share Voting Event is proposed and the holders of the Exchangeable Shares fail to take the necessary action at a meeting or other vote of holders of Exchangeable Shares to approve or disapprove, as applicable, the Exempt Exchangeable Share Voting Event required to maintain the economic equivalence of the Exchangeable Shares and the Class A Shares, in which case the Redemption Date shall be the Business Day following the day on which the holders of the Exchangeable Shares fail to take such action;

(vi)	any change or imminent change in applicable laws (including tax laws) occurs as a result of which maintaining the structure associated with the Exchangeable Shares would be materially adverse to New BN, in which case the Board of Directors may accelerate such redemption date to such date as it may determine, upon at least 30 days’ prior written notice to the holders of the Exchangeable Shares; or

(vii)	at any time after the fifth (5th) anniversary of the Effective Date, any amendment is made to the Tax Act and other applicable provincial income tax laws that permits holders of Exchangeable Shares who (A) are resident in Canada, (B) hold their Exchangeable Shares as capital property, and (C) deal at arm’s length with New BN, to exchange their Exchangeable Shares for Class A Shares without requiring such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or applicable provincial income tax laws, in which case the Board of Directors may accelerate such redemption date to such date as it may determine, upon at least 30 days’ prior written notice to the holders of the Exchangeable Shares;

provided, however, that the accidental failure or omission to give any notice of redemption to any of the holders of Exchangeable Shares shall not affect the validity of any such redemption;

“Redemption Price” has the meaning ascribed thereto in Section 8(a);

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“Redemption Right” has the meaning ascribed thereto in Section 8(a);

“Retracted Shares” has the meaning ascribed thereto in Section 7(a)(i)(A);

“Retraction Call Notice” has the meaning ascribed thereto in Section 7(b)(ii);

“Retraction Call Right” has the meaning ascribed thereto in Section 7(a)(i)(C);

“Retraction Call Right Purchase Price” has the meaning ascribed thereto in Section 7(b)(i);

“Retraction Date” has the meaning ascribed thereto in Section 7(a)(i)(B);

“Retraction Price” has the meaning ascribed thereto in Section 7(a)(i);

“Retraction Request” has the meaning ascribed thereto in Section 7(a)(i);

“Retraction Right” has the meaning ascribed thereto in Section 7(a)(i);

“Spin-Off” means a distribution by New BN of shares of any class or series, or similar equity interest, of or relating to a subsidiary or business unit of New BN, that are, or, when issued, will be, listed or admitted for trading on a U.S. National Securities Exchange or the TSX;

“subsidiary” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Successor Entity” has the meaning ascribed thereto in Section 12;

“Tax Act” means the Income Tax Act (Canada) as amended from time to time, including the regulations promulgated thereunder;

“Trading Day” means a day on which (a) trading in the applicable securities generally occurs on a U.S. National Securities Exchange or, if the applicable securities are not then listed on a U.S. National Securities Exchange, on the TSX or such other market on which the applicable securities are then traded and (b) a Last Reported Sale Price for the applicable securities is available on such securities exchange or market. If the applicable securities are not so listed, or in the case of unlisted securities, so traded, “Trading Day” means a “Business Day”;

“Transaction Agreement” means the transaction agreement dated May 26, 2026 between New BN, Brookfield Corporation and Brookfield Wealth Solutions Ltd., as amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Transfer Agent” means TSX Trust Company or such other person as may from time to time be appointed by the Company as the registrar and transfer agent for the Exchangeable Shares;

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“Trustee” means the trustee chosen by New BN and the Company, each acting reasonably, to act as trustee under the Voting Trust Agreement, being a corporation organized and existing under the laws of Canada or any Province thereof and authorized to carry on the business of a trust company in all the provinces of Canada, and any successor trustee appointed under the Voting Trust Agreement;

“TSX” means the Toronto Stock Exchange;

“U.S. Holder” means a holder of securities who is a U.S. person as defined under Regulation S promulgated under the U.S. Securities Act;

“U.S. National Securities Exchange” means an exchange registered with the U.S. Securities and Exchange Commission under Section 6(a) of the Exchange Act on which the applicable securities are listed, or if the applicable securities are not listed on an exchange so registered with the U.S. Securities and Exchange Commission, any other U.S. exchange, whether or not so registered, on which the applicable securities are listed;

“U.S. Prospectus” means a prospectus meeting the applicable requirements of the U.S. Securities Act for the issuance or delivery of the Class A Shares that may be issued or delivered to holders of Exchangeable Shares by New BN or any New BN Designee pursuant to these Exchangeable Share Provisions;

“U.S. Registration Statement” means one or more registration statements filed by New BN on an appropriate form under the U.S. Securities Act to register the Class A Shares that may be issued or delivered to holders of Exchangeable Shares by New BN or any New BN Designee;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;

“Unpaid Dividends” has the meaning ascribed thereto in Section 3(e);

“Valuation Period” means, with respect to any Spin-Off, the ten (10) consecutive Trading Day period commencing on, and including, the Ex-Dividend Date of the Spin-Off; and

“Voting Trust Agreement” means the voting trust agreement to be made among New BN, the Company and the Trustee in connection with the Plan of Arrangement, as may be amended, supplemented or otherwise modified from time to time in accordance with its terms.

(b)	Interpretation Not Affected by Headings. The division of these Exchangeable Share Provisions into sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to a “Section” followed by a number and/or a letter refer to the specified section of these Exchangeable Share Provisions.

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(c)	Certain Expressions. In these Exchangeable Share Provisions, unless the context otherwise clearly requires, (i) words used herein importing the singular include the plural and vice versa; (ii) words imparting any gender shall include all genders; (iii) the words “includes”, “including” and similar expressions mean “include (or including) without limitation”; and (iv) the phrases the “aggregate of”, the “total of”, the “sum of” and similar expressions mean the “aggregate (or total or sum), without duplication, of”.

(d)	Date of Any Action. If any date on which any action is required to be taken hereunder by any person is not a Business Day, then such action shall be required to be taken on the next succeeding day which is a Business Day.

(e)	Currency. In these Exchangeable Share Provisions, unless stated otherwise, all cash payments provided for herein shall be made in U.S. dollars.

Section 2	Ranking of Exchangeable Shares

The Exchangeable Shares shall be entitled to a preference over the Junior Shares and any other shares ranking junior to the Exchangeable Shares with respect to: (a) the payment of dividends or other distributions as and to the extent provided in Section 3; and (b) the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs as and to the extent provided in Section 6.

Section 3	Dividends and Distributions

(a)	Dividends and Distributions. A holder of Exchangeable Shares shall be entitled to receive, and the Board of Directors shall declare and the Company shall pay, subject to Section 4 and applicable law, as and when declared by the New BN Board on the Class A Shares, dividends or other distributions on each Exchangeable Share:

(i)	in the case of a cash dividend, return of capital or other cash distribution declared on or in respect of the Class A Shares, in an amount in cash for each Exchangeable Share equal to the product of (A) the Exchange Ratio in effect on the applicable Record Date, multiplied by (B) the cash dividend, return of capital or other cash distribution declared on or in respect of each Class A Share;

(ii)	in the case of a stock or share dividend or other distribution declared on or in respect of the Class A Shares to be paid or otherwise satisfied in Class A Shares, or in the case of a split or subdivision of the Class A Shares, to be paid or otherwise satisfied by the issue by the Company of such number of Exchangeable Shares for each Exchangeable Share as is equal to the product of (A) the Exchange Ratio in effect on the applicable Record Date (or, in the case of a split or subdivision, on the effective date of such split or subdivision), multiplied by (B) the number of Class A Shares to be paid on each Class A Share (or, in the case of a split or subdivision, the number of

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Class A Shares resulting from such split or subdivision for each Class A Share held immediately prior thereto); or

(iii)	in the case of a dividend or other distribution declared on or in respect of the Class A Shares to be paid or otherwise satisfied in property other than cash or Class A Shares, in such type and amount of property for each Exchangeable Share as is the same as or economically equivalent to (as determined by the Board of Directors in good faith, whose determination shall be conclusive and binding) the type and amount of property declared as a dividend or other distribution or return of capital, on or in respect of each Class A Share, multiplied by the Exchange Ratio in effect on the applicable Record Date;

such dividends or other distributions shall be paid out of money, assets or property of the Company properly applicable to the payment of dividends or other distributions (less any amount withheld pursuant to Section 14(c)), out of authorized but unissued shares of the Company or through the subdivision of outstanding Exchangeable Shares, as applicable. The holders of Exchangeable Shares shall not be entitled to any dividends or other distributions other than or in excess of the dividends or returns of capital referred to in this Section 3(a). For greater certainty, such dividends or other distributions paid on the Exchangeable Shares are not required to take the same legal form as the corresponding dividends, other distributions or returns of capital paid on the Class A Shares.

(b)	Payments of Dividends and Distributions. Cheques of the Company payable at par at any branch of the bankers of the Company shall be issued in respect of any cash dividends or other distributions contemplated by Section 3(a)(i) and the sending of such cheque to each holder of an Exchangeable Share shall satisfy the cash dividend or other cash distribution represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares or written evidence of the book entry issuance or transfer to the registered holder of Exchangeable Shares shall be delivered in respect of any stock or share dividends or other distributions contemplated by Section 3(a)(ii) or any subdivision of the Exchangeable Shares under Section 3(a)(ii) and Section 3(g). Such other type and amount of property in respect of any dividends or other distributions contemplated by Section 3(a)(iii) shall be issued, distributed or transferred by the Company in such manner as it shall determine, and the issuance, distribution or transfer thereof by the Company to each holder of an Exchangeable Share shall satisfy the dividend or other distribution represented thereby. Subject to the requirements of applicable law with respect to unclaimed property, no holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Company any dividend or other distribution that is represented by a cheque that has not been duly presented to the Company’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

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(c)	Record and Payment Dates. The Record Date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend or other distribution declared on the Exchangeable Shares under Section 3(a) shall be the same dates as the Record Date and payment date, respectively, for the corresponding dividend or other distribution or return of capital declared on the Class A Shares, each as set and approved by the New BN Board and the Board of Directors, as applicable. The Record Date for the determination of the holders of Exchangeable Shares entitled to receive Exchangeable Shares in connection with any subdivision of the Exchangeable Shares under Section 3(a)(ii) and Section 3(g), and the effective date of such subdivision, shall be the same dates as the Record Date and payment date, respectively, for the corresponding stock or share dividend or other distribution or return of capital declared on the Class A Shares, or, in the case of a split or subdivision, the effective date of such split or subdivision, each as set and approved by the New BN Board and the Board of Directors, as applicable.

(d)	Partial Payment. If on any payment date for any dividends or other distributions declared on the Exchangeable Shares under Section 3(a) the dividends or other distributions are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends or other distributions that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Company shall have sufficient moneys, assets or property properly applicable to the payment of such dividends or other distributions.

(e)	Unpaid Dividends. If the full amount of a dividend or other distribution to which the holders of Exchangeable Shares are entitled under Section 3(a) is not declared by the Board of Directors, or is declared but is not paid on the applicable payment date, then such dividend or other distribution shall accrue and accumulate, whether or not the Company has earnings, whether or not there are funds legally available for the payment thereof and whether or not such dividends or other distributions are earned, declared or authorized (such amounts, the “Unpaid Dividends”). Any dividend or other distribution payment made on the Exchangeable Shares shall first be credited against the earliest Unpaid Dividends due with respect to such Exchangeable Shares which remains payable. For greater certainty, upon payment of the Exchangeable Share Consideration to a holder, such holder shall cease to have any entitlement to receive directly from the Company or New BN, as applicable, any dividend or other distribution included in the calculation of Unpaid Dividends.

(f)	Economic Equivalence. The Board of Directors shall determine, in good faith and in its sole discretion (with the assistance of such financial or other advisors as the Board of Directors may determine), “economic equivalence” for the purposes of the Exchangeable Share Provisions and each such determination shall be conclusive and binding on the Company and its shareholders. In making each such determination, the following factors shall, without excluding other factors determined by the Board of Directors to be relevant, be considered by the Board of Directors:

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(i)	any Exchange Ratio adjustments previously done in accordance with Section 4;

(ii)	in the case of any stock or share dividend or other distribution payable or otherwise satisfied in Class A Shares, the number of such shares issued as a result of such stock or share dividend or other distribution in proportion to the number of Class A Shares outstanding immediately prior to such stock or share dividend or other distribution;

(iii)	in the case of the issuance or distribution of any rights, options, warrants to subscribe for or purchase Class A Shares (or securities exchangeable for or convertible into or carrying rights to acquire Class A Shares), the relationship between the exercise price of each such right, option or warrant, the number of such rights, options or warrants to be issued or distributed in respect of each Class A Share and the Last Reported Sale Price of a Class A Share, the price volatility of the Class A Shares and the terms of any such instrument;

(iv)	in the case of the issuance or distribution of any other form of property (including any shares or securities of New BN of any class other than Class A Shares, any rights, options or warrants (other than those referred to in Section 3(f)(iii)), any evidences of indebtedness of New BN or any assets of New BN), the relationship between the fair market value (as determined by the Board of Directors in the manner above contemplated) of such property to be issued or distributed with respect to each outstanding Class A Share and the Last Reported Sale Price of a Class A Share;

(v)	in the case of any subdivision, redivision or change of the then outstanding Class A Shares into a greater number of Class A Shares or the reduction, combination, consolidation or change of the then outstanding Class A Shares into a lesser number of Class A Shares or any amalgamation, merger, arrangement, reorganization or other transaction affecting the Class A Shares, the effect thereof upon the then outstanding Class A Shares; and

(vi)	in all such cases, the general taxation consequences of the relevant event to holders of Exchangeable Shares to the extent that such consequences may differ from the taxation consequences to holders of Class A Shares as a result of differences between taxation laws of Canada and Bermuda (except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable Shares).

(g)	Stock Distributions, Consolidations and Subdivisions. In the event of a stock distribution, consolidation or subdivision of the Class A Shares (including a split or subdivision as contemplated in Section 3(a)(ii)), the Board of Directors may, in good faith and in its discretion and subject to applicable law (including any required approval of the holders of Exchangeable Shares under applicable law) and to

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obtaining all required regulatory approvals, declare a corresponding stock distribution, consolidation or subdivision in respect of the Exchangeable Shares. In such instance, and notwithstanding any other provision hereof, such stock distribution, consolidation or subdivision shall become effective on the effective date specified in Section 3(c) without any further act or formality on the part of the Board of Directors. For greater certainty, subject to applicable law, holders of Exchangeable Shares shall be deemed to have consented to any amendment to the articles of the Company required to give effect to such stock distribution, consolidation or subdivision if the holders of Exchangeable Shares have approved such stock distribution, consolidation or subdivision in accordance with applicable law.

Section 4	Exchange Ratio Adjustments

(a)	Initial Exchange Ratio. The Exchange Ratio shall be equal to 1.00000 at the time of initial issuance of the Exchangeable Shares and shall be, subject to Section 4(j), cumulatively adjusted from time to time thereafter as set forth in this Section 4.

(b)	Stock Dividends, Splits, Subdivisions, Combinations and Reclassifications. If New BN (i) declares or pays a dividend on its outstanding Class A Shares wholly or partly in Class A Shares, (ii) splits or subdivides its outstanding Class A Shares, or (iii) effects a reverse share split or otherwise combines or reclassifies its outstanding Class A Shares into a smaller number of Class A Shares, the Exchange Ratio shall be adjusted to equal the amount determined by multiplying the Exchange Ratio in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date for such dividend or immediately following the effective date for such split, subdivision, reverse split, combination or reclassification, as applicable (assuming for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of Class A Shares (determined without the above assumption that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time) issued and outstanding as of the Close of Business on the Record Date for such dividend or immediately prior to the effective date for such split, subdivision, reverse split, combination or reclassification, as applicable. Any adjustment under this Section 4(b) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the effective date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such distribution of the type described in this Section 4(b) is declared but not so paid or made, and will not be so paid or made, the Exchange Ratio shall be immediately readjusted, effective as of the date the New BN Board determines not to pay such dividend, to the Exchange Ratio that would be in effect if such dividend had not been declared. For greater certainty, no adjustment under this Section 4(b) shall be required if the Board of Directors effects a corresponding stock

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distribution, consolidation or subdivision of the Exchangeable Shares in accordance with Section 3(g).

(c)	Distribution of Rights, Options or Warrants. If New BN distributes any rights, options or warrants to all or substantially all holders of Class A Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Class A Shares (or other securities convertible into, exchangeable for or exercisable for Class A Shares) (each a “New BN Distributed Right”), then, as of the Record Date for the distribution of such New BN Distributed Rights or, if later, the time such New BN Distributed Rights become exercisable, the Exchange Ratio shall be adjusted to equal the amount determined by multiplying the Exchange Ratio in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such New BN Distributed Rights become exercisable) plus the maximum number of Class A Shares deliverable or purchasable under such New BN Distributed Rights and (B) the denominator of which shall be (x) the number of Class A Shares issued and outstanding as of the Close of Business on the Record Date plus (y) such number of Class A Shares determined by dividing the minimum aggregate cash purchase price under such New BN Distributed Rights of the maximum number of Class A Shares purchasable under such New BN Distributed Rights by the average of the Last Reported Sale Price for a Class A Share for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such New BN Distributed Rights become exercisable); provided, however, that, if any such New BN Distributed Rights expire or become no longer exercisable, then the Exchange Ratio shall be adjusted, effective retroactive to the Record Date of the New BN Distributed Rights, to reflect a reduced maximum number of Class A Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction. Any adjustment under this Section 4(c) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date for such issuance (or, if later, the date such rights, options or warrants become exercisable). To the extent that Class A Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Exchange Ratio shall be decreased to the Exchange Ratio that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Class A Shares actually delivered. If such rights, options or warrants are not so issued, the Exchange Ratio shall be decreased, effective as of the date the New BN Board determines not to issue such rights, options or warrants, to the Exchange Ratio that would then be in effect if such Record Date for such issuance had not occurred. In determining the minimum aggregate purchase price under such New BN Distributed Rights, there shall be taken into account any consideration received by New BN for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the New BN Board.

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(d)	Distribution of Assets or Indebtedness. If New BN distributes to all or substantially all holders of Class A Shares evidences of its indebtedness or assets (including securities, but excluding dividends paid exclusively in cash, distributions referred to in Sections 4(b) or 4(c) above or any Spin-Off referred to in Section 4(e) below) or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities (but excluding distributions referred to in Section 4(c) above), the Exchange Ratio shall be adjusted to equal the amount determined by multiplying the Exchange Ratio in effect immediately prior to the Open of Business on the Record Date for such dividend by a fraction (A) the numerator of which shall be the average of the Last Reported Sale Price for a Class A Share over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such dividend and (B) the denominator of which shall be the average of the Last Reported Sale Price for a Class A Share over the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately prior to the Ex-Dividend Date for such dividend less the fair market value on the Record Date for such dividend (as determined by the New BN Board in good faith) of the portion of the evidences of indebtedness or assets, rights, options or warrants so distributed applicable to one Class A Share. Any adjustment under this Section 4(d) will become effective immediately after the Open of Business on the Record Date for such dividend. If such dividend is not paid or made, the Exchange Ratio shall be decreased, effective as of the date the New BN Board determines not to pay or make such dividend, to be the Exchange Ratio that would then be in effect if such dividend had not been declared. Notwithstanding the foregoing, if the fair market value (as determined by the New BN Board) of the portion of the evidences of indebtedness or assets, rights, options or warrants distributable to one Class A Share is equal to or greater than the average Last Reported Sale Price for a Class A Share referenced above in this Section 4(d), in lieu of the foregoing adjustment, each holder of Exchangeable Shares shall receive from the Company, in respect of each Exchangeable Share held, a distribution of cash payable out of the funds legally available therefor (at the same time as holders of the Class A Shares), that in the determination of the Company, is comparable as a whole in all material respects with the amount of New BN indebtedness or assets or rights, options or warrants to convert into, exchange for or subscribe for or to purchase or to otherwise acquire such securities that such holder would have received if such holder owned a number of Class A Shares equal to the Exchange Ratio in effect immediately prior to the Record Date.

(e)	Spin-Off. If New BN completes a Spin-Off, the Exchange Ratio shall be adjusted to equal the amount determined by multiplying the Exchange Ratio in effect immediately prior to the Open of Business on the Record Date for such Spin-Off by a fraction (A) the numerator of which shall be the average of the Last Reported Sale Prices of the share capital or similar equity interest applicable to one Class A Share distributed to holders of Class A Shares over the Valuation Period plus the average of the Last Reported Sale Price for a Class A Share over the Valuation Period and (B) the denominator of which shall be the average of the Last Reported Sale Price for a Class A Share over the Valuation Period; provided that, the Company may elect to pay cash in lieu of making an adjustment to the Exchange

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Ratio provided by this Section 4(e), in which case the Company shall be required to pay to the holders of Exchangeable Shares, and such holders shall be entitled to receive, cash on the third (3rd) Business Day immediately following the last Trading Day of the Valuation Period in an amount in respect of each Exchangeable Share held, calculated by multiplying the Last Reported Sale Price for a Class A Share on the Record Date of such Spin-Off by the amount the Exchange Ratio would have increased as a result of such Spin-Off if no such cash payment was made. Any adjustment under this Section 4(e) will be made immediately after the Close of Business on the last Trading Day of the Valuation Period, but will be given effect as of the Open of Business on the Record Date for such Spin-Off. Notwithstanding the foregoing, in respect of any Retraction Right being exercised by a holder of Exchangeable Shares during the Valuation Period, references contained in the definition of Valuation Period to “ten (10) consecutive Trading Days” shall be deemed for the purposes of the foregoing for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Record Date of such Spin-Off and the Trading Day immediately preceding the Retraction Date in determining the Exchange Ratio. If any such Spin-Off does not occur, the Exchange Ratio shall be decreased, effective as of the date the New BN Board determines not to proceed with the Spin-Off, to be the Exchange Ratio that would then be in effect if such Spin-Off had not been pursued.

(f)	Tender or Exchange Offers. If New BN or one of its subsidiaries makes a payment in respect of a tender or exchange offer for the Class A Shares (but excluding for all purposes any tender or exchange offer involving an offer to exchange Class A Shares for Exchangeable Shares or any other security that is economically equivalent to Class A Shares), to the extent that the cash and value of any other consideration included in the payment per Class A Share exceeds the average of the Last Reported Sale Price for a Class A Share over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (the “Expiration Date”), then the Exchange Ratio shall be adjusted to equal the amount determined by multiplying the Exchange Ratio in effect immediately prior to the Open of Business on the Trading Day next succeeding the Expiration Date by a fraction (A) the numerator of which shall be (x) the sum of the aggregate value of all cash and any other consideration (as determined by the New BN Board in good faith) paid or payable in respect of Class A Shares in such tender or exchange offer plus (y) the average of the Last Reported Sale Price for a Class A Share over the ten (10) consecutive Trading Day period commencing on,

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and including, the Trading Day next succeeding the Expiration Date multiplied by the number of Class A Shares issued and outstanding immediately after the Expiration Date (after giving effect to the purchase of all Class A Shares accepted for purchase or exchange in such tender or exchange offer, without duplication), and (B) the denominator of which shall be the number of Class A Shares issued and outstanding immediately prior to the Expiration Date (before giving effect to the purchase of all Class A Shares accepted for purchase or exchange in such tender or exchange offer) multiplied by the average of the Last Reported Sale Price for a Class A Share over the ten (10) consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the Expiration Date. For greater certainty, no adjustment under this Section 4(f) will be made for any normal course issuer bid or similar stock buyback. Any adjustment under this Section 4(f) will be made immediately after the Close of Business on the tenth (10th) Trading Day immediately following, and including, the Trading Day next succeeding the Expiration Date and shall be given effect as of the Open of Business on the day next succeeding the Expiration Date. Notwithstanding the foregoing, in respect of any Retraction Right being exercised by a holder of Exchangeable Shares during the Valuation Period, references above to “ten (10) consecutive Trading Days” shall be deemed for such holder to be replaced with such lesser number of Trading Days as have elapsed between the Expiration Date and the Trading Day immediately preceding the Retraction Date in determining the Exchange Ratio.

(g)	Splits or Subdivision of Exchangeable Shares. If the Company (a) declares or pays a dividend on its outstanding Exchangeable Shares wholly or partly in Exchangeable Shares; (b) splits or subdivides its outstanding Exchangeable Shares or (c) effects a reverse share split or otherwise combines or reclassifies its outstanding Exchangeable Shares into a smaller number of Exchangeable Shares, the Exchange Ratio shall be adjusted to equal the amount determined by multiplying the Exchange Ratio in effect immediately prior to the Open of Business on the Record Date for such event by a fraction, (x) the numerator of which shall be the number of Exchangeable Shares issued and outstanding as of the Close of Business on the Record Date for such dividend or immediately prior to the effective date for such split, subdivision, reverse split, combination or reclassification, as applicable (determined without the assumption for such purpose that such dividend, split, subdivision, reverse split, combination or reclassification has occurred as of such time), and (y) the denominator of which shall be the actual number of Exchangeable Shares (assuming the above assumption that such dividend, split, subdivision, reverse split, combination or reclassification has occurred) issued and outstanding as of the Close of Business on the Record Date for such dividend or immediately following the effective date for such split, subdivision, reverse split, combination or reclassification, as applicable. Any adjustment under this Section 4(g) shall become effective immediately after the Open of Business on the Record Date for such dividend, or immediately after the Open of Business on the effective date for such split, subdivision, reverse split, combination or reclassification, as applicable. If such dividend of the type described in this Section 4(g) is declared but not so paid or made and will not be so paid or made, the Exchange Ratio shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend, to the Exchange Ratio that would be in effect if such dividend had not been declared.

(h)	Rights, Options or Warrants in respect of Exchangeable Shares. If the Company distributes any rights, options or warrants to all or substantially all holders of Exchangeable Shares to convert into, exchange for or subscribe for or to purchase or to otherwise acquire Exchangeable Shares (or other securities convertible into, exchangeable for or exercisable for Exchangeable Shares) at a price per share that is less than the average of the Exchangeable Share Value for the ten (10)

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consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (each a “Distributed Right”), then, as of the Record Date for the distribution of such Distributed Rights or, if later, the time such Distributed Rights become exercisable, the Exchange Ratio shall be adjusted to equal the amount determined by multiplying the Exchange Ratio in effect immediately prior to the Open of Business on the Record Date by a fraction (A) the numerator of which shall be (x) the number of Exchangeable Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Distributed Rights become exercisable) plus (y) such number of Exchangeable Shares determined by dividing the minimum aggregate cash purchase price under such Distributed Rights of the maximum number of Exchangeable Shares purchasable under such Distributed Rights by the average of the Exchangeable Share Value for the ten (10) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of announcement of such issuance (or, if later, the date such Distributed Rights become exercisable) and (B) the denominator of which shall be the number of Exchangeable Shares issued and outstanding as of the Close of Business on the Record Date (or, if later, the date such Distributed Rights become exercisable) plus the maximum number of Exchangeable Shares purchasable under such Distributed Rights; provided, however, that, if any such Distributed Rights expire or become no longer exercisable, then the Exchange Ratio shall be adjusted, effective retroactive to the Record Date of the Distributed Rights, to reflect a reduced maximum number of Exchangeable Shares or any change in the minimum aggregate purchase price for the purposes of the above fraction. Any adjustment under this Section 4(h) will be made successively whenever such rights, options or warrants are issued and shall become effective immediately after the Open of Business on the Record Date (or, if later, the date such Distributed Rights become exercisable) for such issuance. To the extent that the Exchangeable Shares are not delivered and will not be delivered after the exercise of such rights, options or warrants, the Exchange Ratio shall be increased to the Exchange Ratio that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Exchangeable Shares actually delivered. If such rights, options or warrants are not so issued, the Exchange Ratio shall be increased, effective as of the date the Board of Directors determines not to issue such rights, options or warrants, to the Exchange Ratio that would then be in effect if such Record Date for such issuance had not occurred. In determining the minimum aggregate purchase price under such Distributed Rights, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(i)	Other Events Affecting Economic Equivalence. If any other event occurs that, in the determination of the Board of Directors, would otherwise result in dilution or a change in the economic equivalence between the Exchangeable Shares and the Class A Shares, the Exchange Ratio shall be adjusted in such manner as the Board

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of Directors and the New BN Board mutually determine in good faith to be appropriate to maintain such economic equivalence.

(j)	No Adjustment. Notwithstanding the foregoing provisions of this Section 4, the Exchange Ratio shall not be adjusted in connection with:

(i)	any event described in Sections 4(b) through 4(f) above (other than Section 4(e) above) if, in connection with such event, the Company makes a distribution of cash, Exchangeable Shares, Class A Shares and/or rights, options or warrants to acquire Exchangeable Shares and/or Class A Shares with respect to all applicable Exchangeable Shares, splits or subdivides the Exchangeable Shares, distributes to all or substantially all holders of Exchangeable Shares evidences of its indebtedness or assets or effects a reverse split of, or otherwise combines or makes an offer for, the Exchangeable Shares, as applicable, that, in the determination of the Board of Directors, is comparable as a whole in all material respects with such event;

(ii)	a Spin-Off as described in Section 4(e) above if the Company makes a compensating distribution in an amount and on terms that are equivalent to the value of such Spin-Off as determined by the Board of Directors (which may include a distribution of the share capital or similar equity interests distributed to holders of Class A Shares in the Spin-Off or other assets, cash or property (including securities)); or

(iii)	an event described in Section 4(g) above if, in connection with such event, New BN makes a distribution of cash, Exchangeable Shares, Class A Shares and/or rights, options or warrants to acquire Exchangeable Shares and/or Class A Shares with respect to all Class A Shares, splits or subdivides the Class A Shares or effects a reverse split of, or otherwise combines or makes an offer for, the Class A Shares, as applicable, that, in the determination of the Board of Directors, is comparable as a whole in all material respects with such event.

(k)	Calculation. Any adjustment to the Exchange Ratio shall be calculated up to four (4) decimal places. Within ten (10) Business Days of the effectiveness of any adjustment or readjustment of the Exchange Ratio, the Company shall make a public announcement of such adjustment or readjustment.

Section 5	Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Company shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 11(b):

(a)	pay any dividends or other distributions on the Junior Shares, other than stock or share dividends payable in Junior Shares;

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(b)	redeem or purchase or make any capital distribution in respect of any Junior Shares with respect to the payment of dividends or the distribution of the assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs;

(c)	redeem or purchase or make any capital distribution in respect of any other shares of the Company ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs; or

(d)	issue any Exchangeable Shares or any other shares ranking equally with, or superior to, the Exchangeable Shares, other than, in each case, by way of stock or share dividends to the holders of such Exchangeable Shares or pursuant to a shareholders rights plan adopted by the Company;

provided, however, that the restrictions in this Section 5 shall not apply if all dividends or other distributions on the outstanding Exchangeable Shares corresponding to dividends, returns of capital or other distributions declared and paid on the Class A Shares shall have been declared and paid in full on the Exchangeable Shares prior to or as at the date of any such event referred to in this Section 5.

Section 6	Liquidation

(a)	Liquidation Amount. Subject to applicable laws and the due exercise by New BN or any New BN Designee of the Retraction Call Right, in the event of the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs (a “Company Liquidation Event”), a holder of Exchangeable Shares shall be entitled to receive from the assets of the Company in respect of each Exchangeable Share held by such holder on the effective date of such Company Liquidation Event (the “Liquidation Date”), before any distribution of any part of the assets of the Company among the holders of Junior Shares, an amount per share (the “Liquidation Entitlement”) equal to the amount a holder of such Exchangeable Share would have received from New BN had such holder exercised its Retraction Right and New BN was then subject to a New BN Liquidation Event, which price shall be satisfied in full by the Company delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Liquidation Entitlement. Notwithstanding the foregoing, upon the occurrence of a Company Liquidation Event, each holder of Exchangeable Shares shall, subject to applicable law and the due exercise by New BN or any New BN Designee of the Retraction Call Right, be deemed without any further action on the part of such holder to have delivered a Retraction Request pursuant to Section 7(a) and to have exercised its Retraction Right with respect to all Exchangeable Shares held by such holder immediately prior to the Liquidation Date, and the provisions of Section 7

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(including, for greater certainty, the Retraction Call Right) shall apply mutatis mutandis to such deemed Retraction Request and deemed exercise of the Retraction Right.

(b)	No Right to Participate in Further Distributions. After the Company, New BN or any New BN Designee, as applicable, has satisfied its obligations to pay the holders of the Exchangeable Shares the aggregate Retraction Price or Retraction Call Right Purchase Price, as applicable, pursuant to Section 7, such holders shall not be entitled to share in any further distribution of the assets of the Company.

(c)	Liquidation of New BN. In the event of the liquidation, dissolution or winding-up of New BN or any other distribution of the assets of New BN among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary (a “New BN Liquidation Event”), immediately prior to such New BN Liquidation Event, each holder of the then outstanding Exchangeable Shares shall, subject to applicable law and the due exercise by New BN or any New BN Designee of the Retraction Call Right, be deemed without any further action on the part of such holder to have delivered a Retraction Request pursuant to Section 7(a) and to have exercised its Retraction Right with respect to all Exchangeable Shares held by such holder for the Exchangeable Share Price immediately prior to the effective date of such New BN Liquidation Event, and the provisions of Section 7 (including, for greater certainty, the Retraction Call Right) shall apply mutatis mutandis to such deemed Retraction Request and deemed exercise of the Retraction Right.

Section 7	Retraction of Exchangeable Shares

(a)	Retraction at Option of Holder.

(i)	Subject to applicable laws and the due exercise by New BN or any New BN Designee of the Retraction Call Right, a holder of Exchangeable Shares shall be entitled (the “Retraction Right”) at any time to require the Company to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Price”), which price shall be satisfied in full by the Company delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Price. A holder of Exchangeable Shares must give notice of a request to redeem by presenting and surrendering to the Company, at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of the Exchangeable Shares, the certificate or certificates representing the Exchangeable Shares that such holder desires to have the Company redeem, together with (A) such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require

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and (B) a duly executed request (the “Retraction Request”) in the form of Appendix I hereto or in such other form as may be acceptable to the Company:

(A)	specifying that such holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the “Retracted Shares”) redeemed by the Company, provided that the number of Retracted Shares must be a whole number of Exchangeable Shares;

(B)	stating the Business Day on which the holder desires to have the Company redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall not be less than 10 Business Days nor more than 15 Business Days after the date on which the Retraction Request is received by the Company (or such additional period as may be mutually agreed) and further provided that, in the event that no such Business Day is specified by the holder in the Retraction Request, the Retraction Date shall be deemed to be the 10th Business Day after the date on which the Retraction Request is received by the Company, subject to Section 7(a)(v); and

(C)	acknowledging the overriding right (the “Retraction Call Right”) of New BN or any New BN Designee to purchase all but not less than all the Retracted Shares directly from the holder and that the Retraction Request shall be deemed to be a revocable offer by the holder to sell the Retracted Shares to New BN or any New BN Designee in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 7(b).

(ii)	In the case of a redemption of Exchangeable Shares pursuant to this Section 7(a), upon receipt by the Company or the Transfer Agent in the manner specified in Section 7(a)(i) of a certificate or certificates representing the number of Exchangeable Shares which the holder desires to have the Company redeem, together with a duly executed Retraction Request and such additional documents and instruments specified in Section 7(a)(i) or that the Company may reasonably require, and provided that (A) the Retraction Request has not been revoked by the holder of such Retracted Shares in the manner specified in Section 7(a)(iv), and (B) neither New BN nor any New BN Designee has exercised the Retraction Call Right, the Company shall redeem the Retracted Shares effective at the Close of Business on the Retraction Date. On the Retraction Date, the Company shall deliver or cause to be delivered to such holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice

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to the holders of the Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Price and such delivery of such Exchangeable Share Consideration by or on behalf of the Company by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Price to the extent that the same is represented by such Exchangeable Share Consideration. If only a part of the Exchangeable Shares represented by any certificate is redeemed, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Company. On and after the Close of Business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including any rights under the Voting Trust Agreement), other than the right to receive the aggregate Retraction Price in respect thereof, unless payment of the aggregate Retraction Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Price has been paid in the manner hereinbefore provided. On and after the Close of Business on the Retraction Date, provided that presentation and surrender of the certificates and payment of such aggregate Retraction Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Company shall thereafter be considered and deemed for all purposes to be a holder of the Class A Shares delivered to such holder.

(iii)	Notwithstanding any other provision of this Section 7, the Company shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request if and to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable laws. If the Company believes, after due enquiry, that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither New BN nor any New BN Designee has exercised the Retraction Call Right with respect to such Retracted Shares, the Company shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Company. In any case in which the redemption by the Company of Retracted Shares would be contrary to solvency requirements or other provisions of applicable laws, the Company shall redeem Retracted Shares in accordance with Section 7(a)(ii) on a pro rata basis in proportion to the total number of Exchangeable Shares tendered for retraction and shall issue to each holder of Retracted Shares a

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new certificate, at the expense of the Company, representing the Retracted Shares not redeemed by the Company pursuant to Section 7(a)(ii).

(iv)	A holder of Retracted Shares may, by notice in writing given by the holder to the Company before the Close of Business on the second Business Day immediately preceding the Retraction Date, withdraw its Retraction Request, in which event such Retraction Request shall be null and void and, for greater certainty, the revocable offer constituted by the Retraction Request to sell the Retracted Shares to New BN or any New BN Designee shall be deemed to have been revoked.

(v)	Notwithstanding any other provision of this Section 7(a), if:

(A)	exercise of the rights of the holders of the Exchangeable Shares, or any of them, to require the Company to redeem any Exchangeable Shares pursuant to this Section 7(a) on any Retraction Date would require listing particulars or any similar document to be issued in order to obtain the approval of the TSX or NYSE to the listing and trading (subject to official notice of issuance) of the Class A Shares that would be required to be delivered to such holders of Exchangeable Shares in connection with the exercise of such rights; and

(B)	as a result of (A) above, it would not be practicable (notwithstanding the reasonable endeavours of New BN) to obtain such approvals in time to enable all or any of such Class A Shares to be admitted to listing and trading by the TSX or NYSE (subject to official notice of issuance) when so delivered; the Retraction Date shall, notwithstanding any other date specified or otherwise deemed to be specified in any relevant Retraction Request, be deemed for all purposes to be the earlier of (i) the second Business Day immediately following the date the approvals referred to in Section 7(a)(v)(A) are obtained and (ii) the date which is 30 Business Days after the date on which the relevant Retraction Request is received by the Company, and references in these Exchangeable Share Provisions to such Retraction Date shall be construed accordingly.

(b)	Retraction Call Rights.

(i)	In the event that (A) a holder of Exchangeable Shares delivers a Retraction Request pursuant to Section 7(a), or (B) a holder of Exchangeable Shares is deemed to have exercised its Retraction Right pursuant to Section 6(a), Section 6(c) or Section 8(a), and subject to the limitations set forth in Section 7(a)(ii) (including that any New BN Designee shall only be entitled to exercise its Retraction Call Right with respect to those holders of Exchangeable Shares, if any, in respect of which New BN has not exercised

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its Retraction Call Right), the Retraction Call Right will be available to New BN and any New BN Designee, notwithstanding the proposed redemption of the Exchangeable Shares by the Company pursuant to Section 7(a), to purchase from such holder on the Retraction Date all but not less than all of the Retracted Shares held by such holder on payment by New BN or any New BN Designee, as the case may be, of an amount per share equal to the Exchangeable Share Price applicable on the last Business Day prior to the Retraction Date (the “Retraction Call Right Purchase Price”), which price shall be satisfied in full by New BN or any New BN Designee, as the case may be, delivering or causing to be delivered to such holder the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price. Upon the exercise of the Retraction Call Right in respect of Retracted Shares, the holder of such Retracted Shares shall be obligated to sell all of such Retracted Shares to New BN or any New BN Designee, as the case may be, on the Retraction Date on payment by New BN or any New BN Designee, as the case may be, of the aggregate Retraction Call Right Purchase Price in respect of such Retracted Shares as set forth in this Section 7(b)(i).

(ii)	Upon receipt by the Company of a Retraction Request, the Company shall immediately notify New BN and any New BN Designee and shall provide New BN and any New BN Designee with a copy of the Retraction Request. Any New BN Designee shall only be entitled to exercise its Retraction Call Right with respect to those holders of Retracted Shares, if any, in respect of which New BN has not exercised its Retraction Call Right. In order to exercise its Retraction Call Right, New BN or any New BN Designee, as the case may be, must notify the Company in writing of its determination to do so (a “Retraction Call Notice”) within five Business Days after the Company notifies New BN of the Retraction Request. If neither New BN nor any New BN Designee notifies the Company within such five Business Day period, the Company shall notify the holder as soon as possible thereafter that neither New BN nor any New BN Designee will exercise the Retraction Call Right. If one or both of New BN and any New BN Designee delivers a Retraction Call Notice within such five Business Day period and duly exercises its Retraction Call Right in accordance with this Section 7(b)(ii), the obligation of the Company to redeem the Retracted Shares shall terminate and, provided that the Retraction Request is not revoked by the holder of such Retracted Shares in the manner specified in Section 7(a)(iv), New BN or any New BN Designee, as the case may be, shall purchase from such holder and such holder shall sell to New BN or any New BN Designee, as the case may be, on the Retraction Date the Retracted Shares for an amount per share equal to the Retraction Call Right Purchase Price. Provided that the aggregate Retraction Call Right Purchase Price has been so deposited with the Transfer Agent as provided in Section 7(b)(iii), the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the Close of Business on the Retraction Date and, for greater certainty,

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no redemption by the Company of such Retracted Shares shall take place on the Retraction Date.

(iii)	For the purpose of completing a purchase of Retracted Shares pursuant to the exercise of the Retraction Call Right, New BN or any New BN Designee, as the case may be, shall deliver or cause to be delivered to the holder of such Retracted Shares, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or at the address specified in the holder’s Retraction Request or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Retraction Call Right Purchase Price to which such holder is entitled and such delivery of Exchangeable Share Consideration on behalf of New BN or any New BN Designee, as the case may be, shall be deemed to be payment of and shall satisfy and discharge all liability for the Retraction Call Right Purchase Price to the extent that the same is represented by such Exchangeable Share Consideration, unless any cheque comprising part of such Exchangeable Share Consideration is not paid on due presentation.

(iv)	On and after the Close of Business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof (including any rights under the Voting Trust Agreement), other than the right to receive the aggregate Retraction Call Right Purchase Price in respect thereof, unless payment of the aggregate Retraction Call Right Purchase Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Retraction Call Right Purchase Price has been paid in the manner hereinbefore provided. On and after the Close of Business on the Retraction Date, provided that presentation and surrender of certificates and payment of such aggregate Retraction Call Right Purchase Price has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so purchased by New BN or any New BN Designee, as the case may be, shall thereafter be considered and deemed for all purposes to be a holder of the Class A Shares delivered to such holder.

Section 8	Redemption of Exchangeable Shares by the Company

(a)	Redemption Amount. Subject to applicable laws and the due exercise by New BN or any New BN Designee of the Redemption Call Right, the Company shall have the right (the “Redemption Right”), exercisable at any time after the Redemption Date without any approval, consent, or action by the holders of Exchangeable Shares, to redeem all but not less than all of the then outstanding Exchangeable

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Shares (other than Exchangeable Shares held by New BN and its subsidiaries) for an amount per share (the “Redemption Price”) equal to the Liquidation Entitlement as of the last Business Day prior to the Redemption Date, which price shall be satisfied in full by the Company delivering or causing to be delivered the Exchangeable Share Consideration for each Exchangeable Share held by such holder. Notwithstanding the foregoing, where there is a Redemption Date, unless a holder of Exchangeable Shares delivers a Holder Redemption Election Notice in accordance with Section 8(c), such holder shall be deemed without any further action on the part of such holder to have delivered a Retraction Request pursuant to Section 7(a) and to have exercised its Retraction Right with respect to all Exchangeable Shares held by such holder for the Exchangeable Share Price immediately prior to such Redemption Date, and the provisions of Section 7 (including, for greater certainty, the Retraction Call Right) shall apply mutatis mutandis to such deemed Retraction Request and deemed exercise of the Retraction Right.

(b)	Notice of Redemption. In the case of a redemption of Exchangeable Shares pursuant to Section 8(a), the Company shall send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Company or the purchase by New BN or any New BN Designee under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall be given: (A) at least 30 days before the Redemption Date, in the case of a Redemption Date established pursuant to paragraph (i), (vi) or (vii) of the definition of Redemption Date; (B) on such number of days’ prior written notice as the Board of Directors may determine to be reasonably practicable in the circumstances, in the case of a Redemption Date established pursuant to paragraph (ii) of the definition of Redemption Date; (C) on or before the Redemption Date, in the case of a Redemption Date established pursuant to paragraph (iii), (iv) or (v) of the definition of Redemption Date; and (D) at least 30 days before the Redemption Date, in all other cases. In any such case, such notice shall set out the formula for determining the Redemption Price or the Redemption Call Right Purchase Price, as the case may be, the Redemption Date and, if applicable, particulars of the Redemption Call Right. In the case of any notice given in connection with a possible Redemption Date, such notice may be given contingently and may be withdrawn if the contingency does not occur.

(c)	Holder Redemption Election Notice. A holder of Exchangeable Shares who wishes to have the Company redeem such holder’s Exchangeable Shares on the Redemption Date pursuant to Section 8(a) (rather than being deemed to have exercised its Retraction Right) must deliver a written notice to the Company (a “Holder Redemption Election Notice”) electing to have the Company redeem all of the Exchangeable Shares held by such holder. A Holder Redemption Election Notice shall be delivered to the registered office of the Company or to any office of the Transfer Agent as may be specified by the Company in the notice of redemption delivered pursuant to Section 8(b), and must be received by the Company or the Transfer Agent, as applicable, not less than ten (10) Business Days prior to the Redemption Date (or, if the notice of redemption delivered pursuant to

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Section 8(b) specifies a period of less than thirty (30) days prior to the Redemption Date, not less than five (5) Business Days prior to the Redemption Date). A Holder Redemption Election Notice, once delivered, shall be irrevocable. For greater certainty, a holder of Exchangeable Shares who does not deliver a valid Holder Redemption Election Notice in accordance with this Section 8(c) within the time period specified herein shall be deemed to have delivered a Retraction Request pursuant to Section 7(a).

(d)	Payment of Redemption Price. On or promptly after the Redemption Date, and provided that the Redemption Call Right has not been exercised by New BN or any New BN Designee, the Company shall deliver or cause to be delivered to the holders of the Exchangeable Shares who have delivered a Holder Redemption Election Notice in accordance with Section 8(c) the Redemption Price for each such Exchangeable Share, upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require, at the registered office of the Company or at any office of the Transfer Agent as may be specified by notice to the holders of the Exchangeable Shares. Payment of the Redemption Price for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Redemption Price. On and after the Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting Trust Agreement) other than the right to receive, without interest, their proportionate part of the aggregate Redemption Price, unless payment of the aggregate Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the Redemption Price has been paid in the manner hereinbefore provided. The Company shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the aggregate Redemption Price (in the form of Exchangeable Share Consideration) of the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice and any interest earned on such deposit shall belong to the Company. Provided that such aggregate Redemption Price has been so deposited prior to the Redemption Date, on and after the Redemption Date, the Exchangeable Shares in respect of which such deposit shall have been made shall be redeemed and the rights of the holders thereof after the Redemption Date shall

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be limited to receiving, without interest, their proportionate part of the aggregate Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the certificates for the Exchangeable Shares held by them, respectively, in accordance with the foregoing provisions. Upon such payment or deposit of the Redemption Price, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Class A Shares delivered to them or the custodian on their behalf. For greater certainty, holders of Exchangeable Shares who are deemed to have exercised their Retraction Right pursuant to Section 8(a) shall receive payment in accordance with Section 7, and the provisions of this Section 8(d) shall not apply to such holders.

(e)	Redemption Call Right.

(i)	New BN shall have the overriding right (the “Redemption Call Right”), in the event of the delivery of a Holder Redemption Election Notice pursuant to Section 8(c), to purchase from all but not less than all of the holders of Exchangeable Shares who deliver such a notice on the Redemption Date all but not less than all of the Exchangeable Shares held by each such holder in exchange for the Exchangeable Share Consideration for each such Exchangeable Share (the “Redemption Call Right Purchase Price”). In the event of the exercise of the Redemption Call Right, each holder of Exchangeable Shares shall be obligated on the Redemption Date to sell all the Exchangeable Shares held by such holder to New BN or any New BN Designee, as the case may be, on the Redemption Date upon delivery by New BN or any New BN Designee, as the case may be, to the holders of Exchangeable Shares of the Redemption Call Right Purchase Price for each such Exchangeable Share, and the Company shall have no obligation to pay any Redemption Price to the holders of such Exchangeable Shares so purchased by New BN or any New BN Designee.

(ii)	In order to exercise the Redemption Call Right, New BN or any New BN Designee, as the case may be, must notify the Transfer Agent in writing, as agent for the holders of Exchangeable Shares and the Company, of its intention to exercise such right at least five Business Days before the Redemption Date. If New BN or any New BN Designee, as the case may be, exercises the Redemption Call Right in accordance with this Section 8(e)(ii), all obligations of the Company under Sections 8(a) and 8(d) shall terminate and on the Redemption Date, New BN or any New BN Designee, as the case may be, shall purchase and such holders of Exchangeable Shares who delivered a Holder Redemption Election Notice pursuant to Section 8(c) shall sell all of their Exchangeable Shares for a price per Exchangeable Share equal to the Redemption Call Right Purchase Price.

(iii)	For the purpose of completing a purchase of Exchangeable Shares pursuant to the exercise of the Redemption Call Right, New BN or any New BN Designee, as the case may be, shall deliver or cause to be delivered to each

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holder of Exchangeable Shares who delivered a Holder Redemption Election Notice pursuant to Section 8(c), at the address of the holder recorded in the securities register of the Company for the Exchangeable Shares or by holding for pick-up by the holder at the registered office of the Company or at any office of the Transfer Agent as may be specified by the Company by notice to the holders of Exchangeable Shares, the Exchangeable Share Consideration representing the Redemption Call Right Purchase Price to which such holder is entitled, upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the OBCA and the articles of the Company, as applicable, together with such additional documents, instruments and payments as the Transfer Agent and the Company may reasonably require. Such delivery of Exchangeable Share Consideration on behalf of New BN or any New BN Designee, as the case may be, shall be deemed to be payment of and shall satisfy and discharge all liability for the Redemption Call Right Purchase Price to the extent that the same is represented by such Exchangeable Share Consideration.

(iv)	On and after the Close of Business on the Redemption Date, the holders of the Exchangeable Shares purchased by New BN or any New BN Designee pursuant to the Redemption Call Right shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof (including any rights under the Voting Trust Agreement), other than the right to receive the aggregate Redemption Call Right Purchase Price in respect thereof, unless payment of the aggregate Redemption Call Right Purchase Price payable to such holder shall not be made upon presentation and surrender of share certificates and other required documents in accordance with the foregoing provisions, in which case the rights of such holder shall remain unaffected until such aggregate Redemption Call Right Purchase Price has been paid in the manner hereinbefore provided. On and after the Close of Business on the Redemption Date, provided that presentation and surrender of certificates and payment of such aggregate Redemption Call Right Purchase Price has been made in accordance with the foregoing provisions, the holders of the Exchangeable Shares so purchased by New BN or any New BN Designee, as the case may be, shall thereafter be considered and deemed for all purposes to be holders of the Class A Shares delivered to them.

Section 9	Purchase for Cancellation

(a)	Private Agreement. Subject to applicable laws and the articles of the Company, and notwithstanding Section 9(b), the Company may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with the holder thereof.

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(b)	Tender Offer. Subject to applicable laws and the articles of the Company, the Company may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price per share by tender to all the holders of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted. If in response to an invitation for tenders under the provisions of this Section 9(b) more Exchangeable Shares are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, the Exchangeable Shares to be purchased by the Company shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Company, provided that when shares are tendered at different prices the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Company is prepared to purchase after the Company has purchased all the shares tendered at lower prices. If only part of the Exchangeable Shares represented by any certificate are purchased pursuant to this Section 9(b), a new certificate for the balance of such shares shall be issued at the expense of the Company.

Section 10	Voting Rights

(a)	Voting in the Company. Except as required by applicable laws and by Section 11, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting. Without limiting the generality of the foregoing, the holders of the Exchangeable Shares shall not be entitled to class votes except as required by applicable law.

(b)	Voting in New BN. New BN and the Company shall enter into the Voting Trust Agreement with the Trustee for the purpose of creating a trust for the benefit of the holders of Exchangeable Shares which shall set forth the terms and conditions governing the voting rights of holders of Exchangeable Shares in respect of New BN, as summarized in this Section 10(b). The Trustee will hold 1 (one) Class E Share in the capital of New BN, which will enable the Trustee to exercise voting rights on any matters that come before holders of Class A Shares. With respect to all meetings of shareholders of New BN at which holders of Class A Shares are entitled to vote, each Beneficiary shall be entitled to instruct the Trustee to cast, and the Trustee shall be obligated to cast, the number of votes equal to the product of the number of outstanding Exchangeable Shares held by such Beneficiary as at the record date for the relevant meeting and the Exchange Ratio in effect at that time. The number of voting rights attached to the 1 (one) Class E Share at a meeting of shareholders of New BN shall consist of a number of votes equal to, in the aggregate, the product of the number of outstanding Exchangeable Shares for which it has received voting instructions from the Beneficiaries and the Exchange Ratio in effect at the relevant time. The Trustee will exercise the voting rights attached to the Class E Share only as directed by the Beneficiaries and, in the absence of any instructions, will not exercise or permit the exercise of such voting rights, all as set out in the Voting Trust Agreement.

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Section 11	Amendment and Approval

(a)	Amendment. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

(b)	Approval. Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares, or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable laws, shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held at which the holders of Exchangeable Shares holding at least 10% of the outstanding Exchangeable Shares at that time are present or represented by proxy; provided that such approval must also be given by the affirmative vote of holders of not less than two-thirds of the votes cast by the Non-Affiliated Holders represented in person or by proxy at such meeting. If at any such meeting the holders of Exchangeable Shares holding at least 10% of the outstanding Exchangeable Shares as of the record date for such meeting are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than five days thereafter and to such time and place as may be designated by the chair of such meeting. At such reconvened meeting, the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such reconvened meeting shall, together with the affirmative vote of not less than two-thirds of the votes cast by the Non-Affiliated Holders represented in person or by proxy at such reconvened meeting, be effective.

Section 12	Successorship Transaction

In the event of a New BN Control Transaction in which New BN merges or amalgamates with, or in which all or substantially all of the then outstanding Class A Shares are acquired by or converted into or exchanged for shares or rights to receive shares of another person (the “Successor Entity”), and provided that the Redemption Right or Redemption Call Right is not exercised by New BN, any New BN Designee or the Company, as applicable, in connection with such transaction, then all references to New BN and Class A Shares in these Exchangeable Share Provisions shall thereafter be deemed to refer to the Successor Entity and the equivalent class of shares of the Successor Entity (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to these Exchangeable Share Provisions immediately subsequent to such transaction being entitled to receive that number of shares of the Successor Entity equal to the number of shares such holder would have received if the exchange, redemption or retraction of such shares had occurred immediately prior to such transaction and the transaction was completed), subject to subsequent adjustments to reflect any subsequent changes in the share capital of the Successor Entity.

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Section 13	Conversion of Exchangeable Shares Held by New BN

At any time, New BN and its subsidiaries (including any New BN Designee) shall have the right (the “Conversion Right”) to convert any Exchangeable Shares acquired or held by them into a number of Common Shares (which may include a fraction of a Common Share) at a conversion rate, for each such Exchangeable Share in respect of which the Conversion Right is exercised, equal to the number obtained by dividing the fair market value of an Exchangeable Share by the fair market value of a Common Share, in each case as determined by the Board of Directors. Upon exercise of the Conversion Right, the Exchangeable Shares so converted shall be cancelled and the applicable number of Common Shares shall be issued to New BN or the applicable subsidiary, as the case may be.

Section 14	Legend; Call Rights; Withholding Rights

(a)	Legend. The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors.

(b)	Call Rights. Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Redemption Call Right and the Retraction Call Right, in each case, in favour of New BN and any New BN Designee, and the overriding nature thereof in connection with a Company Liquidation Event, or the retraction or redemption of Exchangeable Shares (including the deemed retraction by a holder of Exchangeable Shares pursuant to Section 6(a), Section 6(c) or Section 8(a)), as the case may be, and to be bound thereby in favour of New BN and any New BN Designee as provided herein and in the Plan of Arrangement.

(c)	Withholding Rights. Notwithstanding anything to the contrary in these Exchangeable Share Provisions, New BN, any New BN Designee, the Company and the Transfer Agent, and any other person that has any withholding obligations with respect to any amount paid or deemed paid under these Exchangeable Share Provisions, shall be entitled to deduct and withhold from any dividend, distribution, return of capital, price or other consideration or amount otherwise payable under the Exchangeable Share Provisions to any holder of Exchangeable Shares such amounts as New BN, any New BN Designee, the Company, the Transfer Agent or such other person, as the case may be, determine in good faith is required to be deducted and withheld with respect to such payment under the Tax Act or United States tax laws or any provision of provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency. To the extent that the amounts so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, New BN, any New BN Designee, the Company and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient

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funds to New BN, any New BN Designee, the Company or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and New BN, any New BN Designee, the Company or the Transfer Agent, as the case may be, shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

(d)	Designation of Subsidiaries. New BN may, in its sole discretion, designate a subsidiary (including Can Topco) to exercise the Redemption Call Right or the Retraction Call Right in respect of any Exchangeable Shares, as applicable, and take any other action required or permitted to be taken by New BN in connection with the exercise of the Redemption Call Right or the Retraction Call Right (any such designated subsidiary, a “New BN Designee”). Any such exercise by a New BN Designee shall be deemed to be an exercise or action by New BN for all purposes, with the same force and effect as if exercised or performed directly by New BN, without any further act, formality, consent or approval.

Section 15	Notices

(a)	Notices. Subject to applicable laws, any notice, request or other communication to be given to the Company by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by telecopy or by delivery to the registered office of the Company and addressed to the attention of the Secretary of the Company. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Company.

(b)	Certificates. Any presentation and surrender by a holder of Exchangeable Shares to the Company or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Company or the retraction or redemption of Exchangeable Shares shall be made by first class mail (postage prepaid) or by delivery to the registered office of the Company or to such office of the Transfer Agent as may be specified by the Company, in each case, addressed to the attention of the Secretary of the Company. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Company or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by first class mail (postage prepaid) shall be at the sole risk of the holder mailing the same.

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(c)	Notice to Shareholders.

(i)	Subject to applicable laws, any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Company shall be in writing and shall be valid and effective if given by first class mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Company or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Company pursuant thereto.

(ii)	In the event of any interruption of mail service immediately prior to a scheduled mailing or in the period following a mailing during which delivery normally would be expected to occur, the Company shall make reasonable efforts to disseminate any notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada are not open for the deposit of mail, any notice which the Company or the Transfer Agent may give or cause to be given hereunder will be deemed to have been properly given and to have been received by holders of Exchangeable Shares if (i) it is given to the TSX for dissemination, or (ii) it is published once in the national edition of The Globe and Mail and in a daily newspaper of general circulation in the French language in the City of Montreal, provided that if the national edition of The Globe and Mail is not being generally circulated, publication thereof will be made in the National Post or any other daily newspaper of general circulation published in the City of Toronto.

(iii)	Notwithstanding any other provisions of these Exchangeable Share Provisions, notices, other communications and deliveries need not be mailed if the Company determines that delivery thereof by mail may be delayed. Persons entitled to any deliveries (including certificates and cheques) which are not mailed for the foregoing reason may take delivery thereof at the office of the Transfer Agent to which the deliveries were made, upon application to the Transfer Agent, until such time as the Company has determined that delivery by mail will no longer be delayed. The Company will provide notice of any such determination not to mail made hereunder as soon as reasonably practicable after the making of such determination and in accordance with this Section 15(c). Such deliveries in such circumstances will constitute delivery to the persons entitled thereto.

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Section 16	Fractional Shares

A holder of an Exchangeable Share shall not be entitled to any fraction of a Class A Share upon the retraction, redemption, liquidation or purchase of such holder’s Exchangeable Share pursuant to these Exchangeable Share Provisions and no certificates representing any such fractional interest shall be issued and such holder otherwise entitled to a fractional interest shall be entitled to receive for such fractional interest from the Company, New BN or any New BN Designee, as the case may be, a cash payment equal to such fractional interest multiplied by the average of the Last Reported Sale Price for a Class A Share for the five (5) consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the date of such retraction, redemption, liquidation or purchase of such holder’s Exchangeable Share pursuant to these Exchangeable Share Provisions.

Section 17	U.S. Registration

(a)	Notwithstanding any other provision of these Exchangeable Share Provisions, none of New BN, the Company, or any New BN Designee shall be required to issue or deliver any Class A Shares to a U.S. Holder of Exchangeable Shares unless a U.S. Registration Statement is effective and a U.S. Prospectus is available.

(b)	Unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, during the 40-day distribution compliance period following the date of delivery of any Class A Shares issued or delivered to a holder who is not a U.S. Holder upon a retraction, redemption or liquidation of Exchangeable Shares, such Class A Shares may not be resold over the NYSE or otherwise into the United States, and New BN shall establish procedures to ensure that such holder complies with this limitation on resale.

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Appendix I

RETRACTION REQUEST

[TO BE PRINTED ON EXCHANGEABLE SHARE CERTIFICATES]

To:	Brookfield Corporation Ltd. (“New BN”) Brookfield Canada Corporation (the “Company”)

This notice is given pursuant to Section 7 of the special rights or restrictions (the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares of the Company represented by this certificate and all capitalized words and expressions used in this notice that are defined in the Exchangeable Share Provisions have the meanings ascribed to such words and expressions in such Exchangeable Share Provisions.

The undersigned hereby notifies the Company that, subject to the Retraction Call Right referred to below, the undersigned desires to have the Company redeem in accordance with Section 7 of the Exchangeable Share Provisions: (select one)

☐     all share(s) represented by this certificate

☐     share(s) only represented by this certificate

The undersigned hereby notifies the Company that the Retraction Date shall be __________________.

NOTE: The Retraction Date must be a Business Day and must not be less than 10 Business Days nor more than 15 Business Days after the date upon which this notice is received by the Company. If no such Business Day is specified above, the Retraction Date shall be deemed to be the 10th Business Day after the date on which this notice is received by the Company.

The undersigned acknowledges the overriding Retraction Call Right of New BN and any New BN Designee to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable offer by the undersigned to sell the Retracted Shares to New BN or any New BN Designee in accordance with the Retraction Call Right on the Retraction Date for the Retraction Call Right Purchase Price and on the other terms and conditions set out in Section 7(b) of the Exchangeable Share Provisions. If neither New BN nor any New BN Designee exercises the Retraction Call Right, the Company will notify the undersigned of such fact as soon as possible. This Retraction Request, and this offer to sell the Retracted Shares to New BN or any New BN Designee, may be revoked and withdrawn by the undersigned only by notice in writing given to the Company at any time before the Close of Business on the second Business Day immediately preceding the Retraction Date.

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The undersigned hereby represents and warrants to New BN, any New BN Designee and the Company that the undersigned: (select one)

☐     is

☐     is not

a resident of Canada for purposes of the Income Tax Act (Canada). THE UNDERSIGNED ACKNOWLEDGES THAT IN THE ABSENCE OF AN INDICATION THAT THE UNDERSIGNED IS A RESIDENT OF CANADA, WITHHOLDING ON ACCOUNT OF CANADIAN TAX MAY BE MADE FROM AMOUNTS PAYABLE TO THE UNDERSIGNED ON THE REDEMPTION OR PURCHASE OF THE RETRACTED SHARES.

The undersigned hereby represents and warrants to New BN, any New BN Designee and the Company that:

☐     no U.S. Holder is the registered owner of, or beneficial holder of, the Retracted Shares.

☐     a U.S. Holder is the registered owner of, or beneficial holder of, the Retracted Shares.

If the registered owner or any beneficial holder of the Retracted Shares is a U.S. Holder, the undersigned hereby acknowledges and agrees that, in accordance with Section 17 of the Exchangeable Share Provisions, it may not exercise its right in Section 7 to require the Company to redeem any of the Exchangeable Shares registered in the name of or beneficially held by such U.S. Holder, and none of New BN, the Company or any New BN Designee is required to issue or deliver any Class A Shares in respect of the Retracted Shares unless the U.S. Registration Statement is effective and a U.S. Prospectus is available.

If the registered owner and all beneficial holders of the Retracted Shares are not U.S. Holders, the undersigned hereby acknowledges and agrees that in accordance with Section 17 of the Exchangeable Share Provisions, unless the U.S. Registration Statement is effective and a U.S. Prospectus is available, the Class A Shares to be issued or delivered to the undersigned with respect to the Retracted Shares may not be resold over the facilities of a U.S. stock exchange or otherwise into the United States.

The undersigned hereby represents and warrants to New BN, any New BN Designee and the Company that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by New BN, any New BN Designee or the Company, as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

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☐	Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which such certificates and cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

Note: This panel must be completed and this certificate, together with such additional documents and payments (including any applicable Stamp Taxes) as the Transfer Agent and the Company may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of the Company and the certificates for the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date:

Name of Person in Whose Name Securities or Cheque(s) Are to be Registered, Issued or Delivered (please print):

Street Address or P.O. Box:
Signature of Shareholder:
City, Province and Postal Code:
Signature Guaranteed by:

Note: If this Retraction Request is for less than all of the shares represented by this certificate, a certificate representing the remaining share(s) of the Company represented by this certificate will be issued and registered in the name of the shareholder as it appears on the register of the Company, unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

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Schedule B

(See attached.)

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Limited Voting Shares

There shall be three classes of Limited Voting Shares, Class A Limited Voting Shares, Class B Limited Voting Shares and Class C Limited Voting Shares, which shall have attached thereto the following rights, privileges, restrictions and conditions.

Class A Limited Voting Shares

1.	Rank

The Class A Limited Voting Shares shall rank on a parity with the Class B Limited Voting Shares and the Class C Limited Voting Shares and shall rank after the Class A Preference Shares and the Class AA Preference Shares with respect to the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Class A Preference Shares, Class AA Preference Shares and any other shares ranking as to capital prior to the Class A Limited Voting Shares of the amount or amounts to which they may be entitled, the holders of the Class A Limited Voting Shares shall be entitled to receive the remaining property of the Corporation upon dissolution, on a parity with the holders of the Class B Limited Voting Shares and the Class C Limited Voting Shares.

Subject to the rights of the holders of the Class A Preference Shares, Class AA Preference Shares and any other shares ranking as to dividends prior to the Class A Limited Voting Shares, the holders of the Class A Limited Voting Shares shall be entitled to receive dividends as and when declared by the board of directors of the Corporation. Notwithstanding any other provision of the articles of the Corporation, dividends may be declared and paid on the Class A Limited Voting Shares to the exclusion of the Class B Limited Voting Shares and the Class C Limited Voting Shares and dividends may be declared and paid on the Class B Limited Voting Shares and the Class C Limited Voting Shares to the exclusion of the Class A Limited Voting Shares.

2.	Voting

Other than as provided below, each holder of Class A Limited Voting Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast at any such meeting one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66% per cent of the votes cast by holders of Class A Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

3.	Election of Directors

At any time when no Class C Limited Voting Shares are outstanding, in the election of directors, holders of Class A Limited Voting Shares shall be entitled to elect one-half of the board of directors of the Corporation, provided that if holders of Class A Preference Shares become entitled to elect two or three directors, as the case may be, the number of directors to be elected by holders of Class A Limited Voting Shares shall be reduced by the number of directors to be elected by holders of

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Class A Preference Shares. For greater certainty, (i) at any time when any Class C Limited Voting Shares are outstanding, holders of Class A Limited Voting Shares shall have no right to vote in the election of directors and (ii) no Class C Limited Voting Shares may be issued without prior approval having been obtained (by written consent or otherwise) from holders of at least 66% of the Class A Limited Voting Shares.

Class B Limited Voting Shares and Class C Limited Voting Shares

1.	Rank

The Class B Limited Voting Shares and the Class C Limited Voting Shares shall rank on a parity with each other and shall rank after the Class A Preference Shares and the Class AA Preference Shares with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of the Corporation. After payment to the holders of the Class A Preference Shares, Class AA Preference Shares and any other shares ranking as to dividends prior to the Class B Limited Voting Shares and the Class C Limited Voting Shares of the amount or amounts to which they may be entitled, the holders of the Class B Limited Voting Shares and the Class C Limited Voting Shares shall be entitled to receive any dividend declared by the board of directors of the Corporation and to receive the remaining property of the Corporation upon dissolution.

2.	Voting

Other than as provided below, each holder of Class B Limited Voting Shares and Class C Limited Voting Shares shall be entitled to notice of and to attend all meetings of shareholders of the Corporation (except meetings at which only holders of another specified class or series of shares are entitled to vote) and shall be entitled to cast at any such meeting one vote per share. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved by: (i) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66% per cent of the votes cast by holders of Class B Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be; and (ii) a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66% per cent of the votes cast by holders of Class C Limited Voting Shares who vote in respect of the resolution or special resolution, as the case may be.

3.	Election of Directors

In the election of directors, holders of Class C Limited Voting Shares shall be entitled to elect one-half of the board of directors of the Corporation, provided that if holders of Class A Preference Shares, Series 1, Series 2 and Series 3 become entitled to elect two or three directors, as the case may be, the number of directors to be elected by holders of Class C Limited Voting Shares shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 1, Series 2 and Series 3. Holders of Class B Limited Voting Shares shall be entitled to elect the other one-half of the board of directors of the Corporation.

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Schedule C

(See attached.)

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Number and Designation of and Rights, Privileges, Restrictions and Conditions Attaching to the Class AA Preference Shares, Series 1 of the Corporation (the “Special Preferred Shares”)

1.            Number and Consideration for Issue

The Special Preferred Shares will consist of four (4) shares. The consideration for the issue of each Special Preferred Share will be C$25.00.

2.            Dividends

2.1	Payment of Dividends. The holders of the Special Preferred Shares shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the board of directors out of the moneys of the Corporation properly applicable to the payment of dividends, non-cumulative preferential dividends equal to $[■] per share per annum.

The holders of the Special Preferred Shares shall not be entitled to any dividends other than or in excess of the cash dividends hereinbefore provided for.

2.2	Priority. Except with the consent in writing of the holders of all the Special Preferred Shares and Class AA Preference Shares outstanding, no dividends shall at any time be declared and paid, or declared and set aside for payment, on the Class A Limited Voting Shares, the Class B Limited Voting Shares, the Class C Limited Voting Shares or any other shares of the Corporation ranking junior to the Special Preferred Shares and Class AA Preference Shares, in any year, unless the full amount of the dividends declared for such year on the Special Preferred Shares and Class AA Preference Shares then issued and outstanding shall have been paid, or provided for, at the date of such declaration and payment or setting aside of dividends on the Class A Limited Voting Shares, the Class B Limited Voting Shares, the Class C Limited Voting Shares or other shares of the Corporation ranking junior to the Special Preferred Shares and Class A Preference Shares.

2.3	Method of Payment. Dividends (less any tax required to be withheld by the Corporation) on the Special Preferred Shares will be paid by cheque payable in lawful money of Canada at par at any branch in Canada of the Corporation’s bankers for the time being, mailed to the registered holders of Special Preferred Shares by first class mail addressed to each holder at the holder’s address as it appears on the books of the Corporation, or by any other reasonable means the Corporation deems desirable. The mailing of such cheque from the Corporation’s registered office, or the principal office of the registrar or transfer agent for the Special Preferred Shares, or the payment by any other reasonable means that the Corporation deems desirable, on or before the date on which a dividend is to be paid to a holder of Special Preferred Shares, will be deemed to be payment of the dividends represented thereby and payable on that date unless the cheque is not paid on presentation or payment by such other means is not received. Dividends represented by a cheque which has not been presented to the Corporation’s bankers

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for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable will be forfeited to the Corporation.

3.            Purchase for Cancellation

The Corporation may at any time or from time to time purchase for cancellation all or any part of the outstanding Special Preferred Shares in the open market (including purchase through or from an investment dealer or a member of a recognized stock exchange), by private purchases or by invitation for tenders addressed to all of the holders of record of Special Preferred Shares then outstanding. If, in response to an invitation for tenders, more Special Preferred Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, then the Special Preferred Shares to be purchased by the Corporation will be purchased as nearly as may be in proportion to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating will be effected only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices.

4.            Restrictions on Dividends and Retirement of Shares

As long as any of the Special Preferred Shares are outstanding, the Corporation will not, without the approval of the holders of the Special Preferred Shares given as hereinafter specified:

(a)	declare, pay or set apart for payment any dividends on shares of the Corporation ranking as to dividends junior to the Special Preferred Shares (other than stock dividends in any shares of the Corporation ranking as to capital and dividends junior to the Special Preferred Shares);

(b)	call for redemption, redeem, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital junior to the Special Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to capital and dividends junior to the Special Preferred Shares);

(c)	call for redemption, redeem, purchase or otherwise pay off or retire for value less than all of the Special Preferred Shares then outstanding;

(d)	call for redemption, redeem, purchase or otherwise pay off or retire for value any shares of the Corporation ranking as to capital on a parity with the Special Preferred Shares except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any such shares ranking as to capital on a parity with the Special Preferred Shares from time to time issued; or

(e)	issue any additional Special Preferred Shares or any share of the Corporation ranking as to dividends or capital prior to or on a parity with the Special Preferred Shares;

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unless, in each case, all declared but unpaid dividends then payable on the Special Preferred Shares then outstanding and on all other shares of the Corporation ranking as to dividends on a parity with the Special Preferred Shares have been paid or set apart for payment.

5.            Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up (collectively, the “winding-up”) of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Special Preferred Shares will be entitled to receive from the assets of the Corporation a sum equal to C$25.00 for each Special Preferred Share held by them respectively, plus an amount equal to all declared and unpaid dividends thereon up to but excluding the date of payment, which, for greater certainty, will include dividends calculated in accordance with clause A.2.1 during the period from and including the immediately preceding Dividend Payment Date to but excluding the date of the winding-up before any amount will be paid to or assets of the Corporation distributed amongst the holders of any shares of the Corporation ranking as to capital junior to the Special Preferred Shares. After payment to the holders of the Special Preferred Shares of the amounts so payable to them, they will not be entitled to share in any further distribution of the assets of the Corporation.

6.            Voting Rights

Except for meetings of holders of a particular class or series of shares other than the Special Preferred Shares required by applicable law to be held as a separate class or series meeting, the holders of the Special Preferred Shares, as a class, shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and at any such meeting to vote, together with (except at meetings of holders of Special Preferred Shares required by applicable law to be held as a separate class meeting) the holders of the Class B Limited Voting Shares on all matters submitted to a vote. On each such matter, the holders of Special Preferred Shares will be entitled to vote, collectively, an aggregate of 100 votes (with the number of votes per share being allocated pro rata across each Special Preferred Share voting on such matter).

7.            Interpretation

If any date on which any dividend on the Special Preferred Shares is payable by the Corporation, or on or by which any action is required to be taken by the Corporation hereunder, is not a business day, then such dividend will be payable, or such other action will be required to be taken, on or by the next succeeding day that is a business day.

For the purposes of these share provisions:

(a)	“business day” means a day other than Saturday, Sunday or any other day that is treated as a statutory holiday in the jurisdiction in which the Corporation’s registered office is located; and

(b)	the words “in priority to”, “on a parity with”, “junior to” and “ranking as to” or like words refer to the order of priority in the payment of dividends and in the distribution of assets in the event of a liquidation, dissolution or winding-up of the

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Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

8.            Mail Service Interruption

If the board of directors of the Corporation determines that mail service is or is threatened to be interrupted at the time when the Corporation is required or elects to give any notice hereunder, or is required to send any cheque or any share certificate to any holder of Special Preferred Shares, the Corporation may, notwithstanding the provisions hereof:

(a)	give such notice by delivery thereof to such holder as its address appearing on the records of the Corporation or by publication thereof once in a daily English language newspaper of general circulation in Canada and such notice will be deemed to have been validly given on the day next succeeding its publication; and

(b)	fulfill the requirement to send such cheque or such share certificate by arranging for the delivery thereof to such holder by the Corporation at such holder’s address appearing on the records of the Corporation or by the registrar or transfer agent for the Special Preferred Shares at is principal offices and such cheque and/or certificate will be deemed to have been sent on the date on which notice of such arrangement has been given as provided in (a) above, provided that as soon as the directors of the Corporation determine that mail service is no longer interrupted or threatened to be interrupted such cheque or share certificate, if not previously delivered to such holder, must be sent by mail as herein provided. If the Corporation is required to mail such cheque or share certificate, such mailing must be made by prepaid mail to the registered address of each person who at the date of mailing is a registered holder and who is entitled to receive such cheque or certificate.

9.            Amendment

The rights, privileges, restrictions and conditions attached to the Special Preferred Shares may be added to, changed or removed by articles of amendment but only with the prior approval of the holders of the Special Preferred Shares given in such manner as provided in clause A.11 and as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of all of the then outstanding Special Preferred Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of the Special Preferred Shares duly called for that purpose and at which a majority of the Special Preferred Shares are represented or, if no quorum is present at such meeting, at any adjourned meeting of the holders of the Special Preferred Shares at which holders of Special Preferred Shares represented thereat will constitute the quorum and may transact the business for which the meeting was originally called notwithstanding that they may not represent a majority of the outstanding Special Preferred Shares.

10.         Approval of Holders of Special Preferred Shares

10.1	Approval. Any approval of the holders of the Special Preferred Shares with respect to any matters requiring the consent of the holders of the Special Preferred Shares

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other than the amendment of the rights, privileges, restrictions and conditions attached to the Special Preferred Shares as set forth in section A.9 may be given in such manner as may be then required by law, subject to a minimum requirement that such approval be given by resolution signed by the holders of all of the then outstanding Special Preferred Shares or passed by the affirmative vote of at least 66 2/3% of the votes cast by the holders of Special Preferred Shares who voted in respect of that resolution at a meeting of the holders of the Special Preferred Shares duly called for that purpose and at which the quorum as required by the by-laws of the Corporation is present.

10.2	Formalities. The proxy rules applicable to, the formalities to be observed in respect of the giving of notice of, and the formalities to be observed in respect of the conduct of, any meeting or any adjourned meeting of holders of Special Preferred Shares will be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by law. On every poll taken at every meeting of holders of Special Preferred Shares, every holder of Special Preferred Shares entitled to vote thereat will have one vote in respect of each C$1.00 of the issue price of the Special Preferred Shares held.

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Schedule D

(See attached.)

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SPECIAL RIGHTS AND RESTRICTIONS OF THE CLASS A JUNIOR PREFERRED SHARES

The Class A Preferred Shares in the capital of the Company shall have attached thereto the following rights, privileges, restrictions and conditions:

Definitions

1.	In these share provisions, unless the context otherwise requires:

(a)            “Act” means the Business Corporations Act (Ontario) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(b)            “Class A Preferred Shares” means the Class A junior preferred shares in the capital of the Company;

(c)            “Common Shares” means the common shares in the capital of the Company;

(d)            “Company” means Brookfield Canada Corporation, a corporation incorporated under the laws of Ontario;

(e)            “Exchangeable Shares” means the Class A non-voting exchangeable shares in the capital of the Company; and

(f)            “New BN” means Brookfield Corporation Ltd., a company incorporated under the laws of Bermuda as an exempted company limited by shares, and any successor thereof;

Directors’ Right to Issue One or More Series

2.	The Class A Preferred Shares may include one or more series of shares, and, subject to the Act, the directors may, by resolution,

(a)            determine the maximum number of shares of any of those series of shares that the Company is authorized to issue, determine that there is no maximum number or, if none of the shares of that series is issued, alter any determination so made, and authorize the amendment of the articles of the Company accordingly;

(b)            amend the articles of the Company to create an identifying name by which the shares of any of those series of shares may be identified or, if none of the shares of that series is issued, to alter any such identifying name so created; and

(c)            amend the articles of the Company to attach special rights or restrictions to the shares of any of those series of shares, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative, the dates, places and currencies of payment thereof, the consideration for, and the terms and conditions of, any purchase or

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redemption thereof, including redemption after a fixed term or at a premium, conversion or exchange rights, the terms and conditions of any share purchase plan or sinking fund, the restrictions respecting payment of dividends on, or the repayment of capital in respect of, any other shares of the Company and voting rights and restrictions but no special right or restriction so created, defined or attached shall contravene the provisions of Section 3 and Section 4 of these share provisions, or, if none of the shares of that series is issued, to alter any such special rights or restrictions.

Ranking of Class A Preferred Shares

3.	The Class A Preferred Shares of each series shall rank junior to the Exchangeable Shares and shall be entitled to preference over the Common Shares and any other shares ranking junior to the Class A Preferred Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Class A Preferred Shares as may be determined as to the respective series authorized to be issued. The Class A Preferred Shares of each series shall rank on parity with the Class A Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

Amendment

4.	The Company shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preferred Shares as a class or create preference shares ranking in priority to or on a parity with the Class A Preferred Shares except by special resolution passed by at least two-thirds of the votes cast at a meeting of the holders of the Class A Preferred Shares duly called for that purpose and held upon at least fifteen days’ notice at which the holders of at least a majority of the outstanding Class A Preferred Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Class A Preferred Shares are not present or represented by proxy within half an hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than twenty-one days later and to such time and place as may be appointed by the chairman and not less than fifteen days’ notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Class A Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds of the votes cast at such meeting shall constitute the authorization of the holders of the Class A Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the articles of the Company with respect

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to meetings of shareholders. On every poll taken at a meeting of the holders of Class A Preferred Shares as a class, or at a joint meeting of the holders of two or more series of Class A Preferred Shares, each holder of Class A Preferred Shares entitled to vote thereat shall have one vote in respect of each Class A Preferred Share held.

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Class A Preferred Shares, Series 1

The first series of Class A Preferred Shares of the Company shall consist of an unlimited number of Class A Preferred Shares, which shall be designated as Class A Preferred Shares, Series 1 (hereinafter referred to as the “Series 1 Class A Preferred Shares”), which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

The consideration for the issue of each Series 1 Class A Preferred Share shall be C$25.00.

2.	Dividends

For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

a)	“Dividend Payment Date” in respect of the dividends payable on the Series 1 Class A Preferred Shares means the last day of March, June, September and December in each year.

b)	“Dividend Period” means the period from and including the date of initial issue of the Series 1 Class A Preferred Shares up to but excluding the First Dividend Payment Date and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

c)	“First Dividend Payment Date” means the date determined by the board of directors of the Company, in connection with the initial issuance of the Series 1 Class A Preferred Shares, for the payment of the first dividend on the Series 1 Class A Preferred Shares.

2.1           Payment of Dividends

The holders of the Series 1 Class A Preferred Shares shall be entitled to receive, and the Company shall pay thereon, as and when declared by the board of directors of the Company, subject to the insolvency provisions of applicable law and subject to the prior rights of the holders of the Exchangeable Shares and any other shares of any other class ranking senior to the Series 1 Class A Preferred Shares, out of moneys of the Company properly applicable to the payment of dividends, non-cumulative preferential cash dividends equal to C$1.75 per annum (C$0.4375 per quarter) payable in lawful money of Canada quarterly, with respect to each Dividend Period, on the applicable Dividend Payment Date (or, in respect of the initial Dividend Period, on the First Dividend Payment Date).

If in any quarter the board of directors of the Company in its discretion shall not declare the non-cumulative preferential cash dividends or any part thereof on the Series 1 Class A Preferred Shares for such quarter, then the rights of the holders of the Series 1 Class A Preferred Shares to such dividends or to any undeclared part thereof for such quarter shall be forever extinguished.

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For any period that is less than a full Dividend Period with respect to any Series 1 Class A Preferred Share:

(i)	which is issued, redeemed or purchased during such Dividend Period; or

(ii)	in respect of which assets of the Company are distributed to the holders thereof pursuant to Article 8 during such Dividend Period;

the dividend shall be equal to the amount calculated by multiplying C$1.75 by a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) and the denominator is 365.

2.2           Method of Payment

The Company may make payments in respect of the dividends on the Series 1 Class A Preferred Shares (less any tax required to be withheld by the Company) by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 1 Class A Preferred Shares or (ii) cheque payable in lawful money of Canada at par at any branch in Canada of the Company’s bankers, provided that the Company and any particular holder of Series 1 Class A Preferred Shares may agree on some other means for payment of dividends to such holder. Dividends on the Series 1 Class A Preferred Shares shall be paid as hereinafter provided to the holders of Series 1 Class A Preferred Shares appearing on the Company’s register of such holders at the close of business on such day (which shall not be more than 60 days preceding the date fixed for the payment of such dividend) as may be determined in advance from time to time by the directors of the Company or, if no such date is so determined, at the close of business on the date on which the directors pass the resolution relating to the payment of such dividend. The making of a payment by way of a wire or electronic transfer of funds or the mailing from the Company’s registered office by prepaid first class mail, on or before any Dividend Payment Date of such a cheque to a holder of Series 1 Class A Preferred Shares, or in the case of joint holders to the joint holder whose name appears first on the Company’s register of holders of Series 1 Class A Preferred Shares, shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date, as applicable, unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

3.	Redemption

3.1           Optional Redemption

Subject to the provisions of this Article 3 and Article 5 and to the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 1 Class A Preferred Shares, the Company may, upon giving notice as hereinafter provided, redeem at any time all, or from time to time any part, of the then outstanding Series 1 Class A Preferred Shares on payment for each share to be redeemed of a redemption amount equal to the issue price of such Series 1 Class A Preferred Share together with an amount equal to all declared and unpaid dividends thereon up to (but excluding) the redemption date (the whole constituting and being herein referred to as the “Redemption Price”). The Redemption Price may, at the option of the

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Company, be satisfied in whole or in part by the delivery of property in specie (which may include, without limitation, shares of New BN or any of its subsidiaries, shares of the Company, debt instruments, or other assets held by the Company), with the fair market value of such property to be determined by the board of directors of the Company acting in good faith.

3.2           Partial Redemption

In case a part only of the Series 1 Class A Preferred Shares is to be redeemed at any time, the shares to be redeemed shall be selected by lot or some other random selection method as the board of directors of the Company in its sole discretion determines or in such other manner as the board of directors of the Company in its sole discretion determines to be equitable. If a part only of the Series 1 Class A Preferred Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Company upon presentation and surrender of the first mentioned certificate.

3.3           Method of Redemption

In any case of redemption of Series 1 Class A Preferred Shares, the Company shall, at least 10 days before the date specified for redemption, send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Series 1 Class A Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 1 Class A Preferred Shares. Such notice shall be mailed or delivered to each holder of Series 1 Class A Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Company, or in the event of the address of any such holder not so appearing, then to the last address of such holder known to the Company. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but if such failure or omission is discovered notice as aforesaid shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 1 Class A Preferred Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places in Canada at which holders of Series 1 Class A Preferred Shares may present and surrender the certificate or certificates representing such shares for redemption.

On and after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the holders of the Series 1 Class A Preferred Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Company or any other place or places in Canada specified in the notice of redemption, of the certificate or certificates representing the Series 1 Class A Preferred Shares called for redemption. Payment in respect of Series 1 Class A Preferred Shares being redeemed shall be made by (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 1 Class A Preferred Shares, (ii) cheque payable to the respective holders thereof in lawful money of Canada at any branch in Canada of the Company’s bankers, and/or (iii) if the Company elects to satisfy the Redemption Price in whole or in part by the delivery of property in specie, by the delivery of such property to the holder or, at the Company's election, by holding such property for pick-up by the holder at the registered office of the Company or at such other location as the Company may specify.

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The Company shall have the right, at any time after the mailing or delivery of notice of its intention to redeem Series 1 Class A Preferred Shares, to deposit the Redemption Price of the Series 1 Class A Preferred Shares so called for redemption, or of such of the Series 1 Class A Preferred Shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, in a separate account in any chartered bank or trust company in Canada named in the redemption notice or in a subsequent notice in writing to the holders of the Series 1 Class A Preferred Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of the Series 1 Class A Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 1 Class A Preferred Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of their respective Series 1 Class A Preferred Shares being redeemed upon presentation and surrender of the certificate or certificates representing such shares. Any interest allowed on any such deposit shall belong to the Company.

From and after the date specified for redemption in any notice of redemption, the Series 1 Class A Preferred Shares called for redemption shall cease to be entitled to dividends or any other participation in any distribution of the assets of the Company and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates representing such shares in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a separate account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

4.	Purchase for Cancellation

Subject to the provisions of Article 6 and to the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 1 Class A Preferred Shares, the Company may purchase for cancellation at any time all or from time to time any part of the outstanding Series 1 Class A Preferred Shares in the open market (including, without limitation, purchase through or from an investment dealer or firm holding membership or trading privileges on a stock exchange on which the Series 1 Class A Preferred Shares are listed for trading) or by invitation for tenders addressed to all the holders of Series 1 Class A Preferred Shares then outstanding, at the lowest price or prices at which, in the opinion of the board of directors of the Company, such shares are then obtainable but not exceeding a price per share equal to the then applicable Redemption Price, plus an amount equal to the costs of purchase. Such purchase price may, at the option of the Company, be satisfied in whole or in part by the delivery of property in specie, with the fair market value of such property to be determined by the board of directors of the Company acting in good faith. If, in response to an invitation for tenders under the provisions of this Article 4, more Series 1 Class A Preferred Shares are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, then the Series 1 Class A Preferred Shares to be purchased by the Company shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Company,

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provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Company is prepared to purchase after the Company has purchased all the shares tendered at lower prices.

5.	Retraction Privilege

5.1           Right to Require Retraction

Subject to the provisions of this Article 5 and Article 6 and to the rights, privileges, restrictions and conditions attaching to any class of shares of the Company ranking in priority to the Series 1 Class A Preferred Shares, at any time, a holder of Series 1 Class A Preferred Shares shall have the right to require the Company to redeem all or any part of the holder’s then outstanding Series 1 Class A Preferred Shares. The Company shall redeem Series 1 Class A Preferred Shares duly tendered pursuant to the above retraction privilege at the Redemption Price.

5.2           Retraction Procedure

In order to exercise its right of retraction, a holder must give the Company notice (the “Retraction Request”) of such exercise and tender to the Company, at its registered office, any certificate(s) representing such Series 1 Class A Preferred Shares which the holder wishes the Company to redeem. The Retraction Request shall include the following statements: (a) a statement specifying that the holder desires to have all or any number specified therein of the Series 1 Class A Preferred Shares (the “Retracted Shares”) redeemed by the Company; and (b) a statement specifying the business day on which the holder desires to have the Company redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than three (3) business days nor more than ten (10) business days after the date on which such notice is received by the Company and further provided that, in the event that no such business day is specified by the holder in such notice, the Retraction Date shall be deemed to be the sixth (6th) business day after the date on which such notice is received by the Company. Subject to Article 3 and Article 6, the Company shall redeem all the Series 1 Class A Preferred Shares tendered pursuant to the above retraction privilege. If a holder of Series 1 Class A Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege only a part of the Series 1 Class A Preferred Shares represented by a certificate(s), the holder may deposit the certificate(s), if any, and at the same time advise the Company in writing as to the number of Series 1 Class A Preferred Shares with respect to which tender is being made, and the Company may issue and deliver to such holder at the expense of the Company a new certificate representing the Series 1 Class A Preferred Shares that are not being tendered. The provisions of Article 3 shall apply to any redemption by the Company pursuant to this Article 5 except to the extent that such provisions are inconsistent with the provisions of this Article 5.

5.3           Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 1 Class A Preferred Shares, the Company is not permitted to redeem all of the Series 1 Class A Preferred Shares duly tendered pursuant to the above retraction privilege: (i) the Company shall redeem only the maximum number of Series 1 Class A Preferred Shares which the board

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determines the Company is then permitted to redeem (such redemption to be made pro rata, disregarding fractions of shares, from each holder of tendered Series 1 Class A Preferred Shares according to the number of Series 1 Class A Preferred Shares tendered for redemption by each such holder) and the Company may issue and deliver to each such holder, at the expense of the Company, a new certificate representing the Series 1 Class A Preferred Shares not redeemed by the Company; and (ii) the Company shall redeem on or about March 15 in each fiscal year (each, a “Rolling Retraction Date”) thereafter, from Series 1 Class A Preferred Shares tendered for redemption by the holders thereof on or before the thirtieth (30th) day preceding such Rolling Retraction Date in the same manner as set forth in Article 5.2, the lesser of (a) the number of Series 1 Class A Preferred Shares so tendered, and (b) the number of Series 1 Class A Preferred Shares which the board determines the Company is then permitted to redeem (any such redemption to be made pro rata, disregarding fractions of shares, from each holder of tendered Series 1 Class A Preferred Shares according to the number of Series 1 Class A Preferred Shares tendered for redemption by each such holder). The Company shall be under no obligation to give any notice to the holder of Series 1 Class A Preferred Shares in respect of the redemption provided for in clause (ii).

So long as the board has acted in good faith in making any of the determinations referred to above as to the number of Series 1 Class A Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

6.	Restrictions on Dividends and Retirement of Shares

So long as any of the Series 1 Class A Preferred Shares are outstanding, the Company shall not, without the approval of the holders of the Series 1 Class A Preferred Shares given as hereinafter specified:

6.1.1            declare, pay or set apart for payment any dividends or other distribution on the Common Shares or any other shares ranking as to dividends junior to the Series 1 Class A Preferred Shares (other than dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 1 Class A Preferred Shares);

6.1.2            call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any capital distributions in respect of, the Common Shares or any other shares ranking junior to the Series 1 Class A Preferred Shares;

6.1.3            issue any shares ranking as to capital or dividends prior to or on a parity with the Series 1 Class A Preferred Shares;

unless, in each such case, (i) all declared and unpaid dividends on the Series 1 Class A Preferred Shares then outstanding and on all other shares of the Company ranking as to dividends prior to or on a parity with the Series 1 Class A Preferred Shares shall have been paid or set apart for payment, (ii) after the distribution or repurchase, the Company would be able to redeem all of the Series 1 Class A Preferred Shares pursuant to Article 3, and (iii) the Company is not otherwise in default under the rights, privileges, restrictions and conditions attached to the Series 1 Class A Preferred

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Shares or any other shares of the Company ranking as to dividends or as to capital prior to or on a parity with the Series 1 Class A Preferred Shares.

7.	Voting Rights

Except as herein referred to or as required by law, the holders of the Series 1 Class A Preferred Shares as a series shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

8.	Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Series 1 Class A Preferred Shares shall be entitled to receive from the assets of the Company, after satisfaction of the rights of the holders of the Exchangeable Shares and any other shares ranking senior to the Series 1 Class A Preferred Shares, the Redemption Price in respect of each Series 1 Class A Preferred Share, before any amount shall be paid by the Company or any assets of the Company shall be distributed to holders of shares of any class of the Company ranking as to capital junior to the Series 1 Class A Preferred Shares. Such liquidation entitlement may, at the option of the Company, be satisfied in whole or in part by the delivery of property in specie which may include, without limitation, shares of New BN or any of its subsidiaries, shares of the Company, debt instruments, or other assets held by the Company), with the fair market value of such property to be determined by the board of directors of the Company acting in good faith. After payment to the holders of the Series 1 Class A Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Company.

9.	Interpretation

In the event that any date on which any dividend on the Series 1 Class A Preferred Shares is payable by the Company, or on or by which any other action is required to be taken by the Company or the holders of Series 1 Class A Preferred Shares hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

For the purpose of these share provisions:

9.1.1            “Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario or a day on which banking institutions in Toronto, Ontario or Hamilton, Bermuda are generally authorized or obligated by law to close; and

9.1.2            “ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

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10.	Amendment

The rights, privileges, restrictions and conditions attached to the Series 1 Class A Preferred Shares may be added to, changed or removed by an amendment to these share provisions and the articles of the Company, as applicable, but only with the approval of the holders of the Series 1 Class A Preferred Shares given as hereinafter specified in addition to any vote or authorization required by law.

11.	Approval of Holders of the Series 1 Class A Preferred Shares

Any approval of the holders of the Series 1 Class A Preferred Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series 1 Class A Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 1 Class A Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast by the holders of Series 1 Class A Preferred Shares who voted in respect of that resolution at a meeting of the holders of the Series 1 Class A Preferred Shares duly called for that purpose and at which at least 25% of the outstanding Series 1 Class A Preferred Shares are present or represented by proxy. If at any such meeting at least 25% of the outstanding Series 1 Class A Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Series 1 Class A Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the holders of the Series 1 Class A Preferred Shares represented in person or by proxy shall form the necessary quorum. At any meeting of the holders of the Series 1 Class A Preferred Shares as a series, each holder of Series 1 Class A Preferred Shares shall be entitled to one (1) vote in respect of each Series 1 Class A Preferred Share held.

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Class A Preferred Shares, Series 2

The second series of Class A Preferred Shares of the Company shall consist of an unlimited number of Class A Preferred Shares, which shall be designated as Class A Preferred Shares, Series 2 (hereinafter referred to as the “Series 2 Class A Preferred Shares”), which, in addition to the rights, privileges, restrictions and conditions attached to the Class A Preferred Shares as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Consideration for Issue

The consideration for the issue of each Series 2 Class A Preferred Share shall be C$25.00.

2.	Dividends

For the purposes hereof, the following terms shall have the following meanings, unless the context otherwise requires:

a)	“Dividend Payment Date” in respect of the dividends payable on the Series 2 Class A Preferred Shares means the last day of March, June, September and December in each year.

b)	“Dividend Period” means the period from and including the date of initial issue of the Series 2 Class A Preferred Shares up to but excluding the First Dividend Payment Date and, thereafter, the period from and including a Dividend Payment Date up to but excluding the next succeeding Dividend Payment Date.

c)	“First Dividend Payment Date” means the date determined by the board of directors of the Company, in connection with the initial issuance of the Series 2 Class A Preferred Shares, for the payment of the first dividend on the Series 2 Class A Preferred Shares.

2.1           Payment of Dividends

The holders of the Series 2 Class A Preferred Shares shall be entitled to receive, and the Company shall pay thereon, as and when declared by the board of directors of the Company, subject to the insolvency provisions of applicable law and subject to the prior rights of the holders of the Exchangeable Shares and any other shares of any other class ranking senior to the Series 2 Class A Preferred Shares, out of moneys of the Company properly applicable to the payment of dividends, non-cumulative preferential cash dividends equal to C$1.75 per annum (C$0.4375 per quarter) payable in lawful money of Canada quarterly, with respect to each Dividend Period, on the applicable Dividend Payment Date (or, in respect of the initial Dividend Period, on the First Dividend Payment Date).

If in any quarter the board of directors of the Company in its discretion shall not declare the non-cumulative preferential cash dividends or any part thereof on the Series 2 Class A Preferred Shares for such quarter, then the rights of the holders of the Series 2 Class A Preferred Shares to such dividends or to any undeclared part thereof for such quarter shall be forever extinguished.

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For any period that is less than a full Dividend Period with respect to any Series 2 Class A Preferred Share:

(i)	which is issued, redeemed or purchased during such Dividend Period; or

(ii)	in respect of which assets of the Company are distributed to the holders thereof pursuant to Article 8 during such Dividend Period;

the dividend shall be equal to the amount calculated by multiplying C$1.75 by a fraction of which the numerator is the number of days in such period (including the day at the beginning of such period and excluding the day at the end of such period) and the denominator is 365.

2.2           Method of Payment

The Company may make payments in respect of the dividends on the Series 2 Class A Preferred Shares (less any tax required to be withheld by the Company) by either (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 2 Class A Preferred Shares or (ii) cheque payable in lawful money of Canada at par at any branch in Canada of the Company’s bankers, provided that the Company and any particular holder of Series 2 Class A Preferred Shares may agree on some other means for payment of dividends to such holder. Dividends on the Series 2 Class A Preferred Shares shall be paid as hereinafter provided to the holders of Series 2 Class A Preferred Shares appearing on the Company’s register of such holders at the close of business on such day (which shall not be more than 60 days preceding the date fixed for the payment of such dividend) as may be determined in advance from time to time by the directors of the Company or, if no such date is so determined, at the close of business on the date on which the directors pass the resolution relating to the payment of such dividend. The making of a payment by way of a wire or electronic transfer of funds or the mailing from the Company’s registered office by prepaid first class mail, on or before any Dividend Payment Date of such a cheque to a holder of Series 2 Class A Preferred Shares, or in the case of joint holders to the joint holder whose name appears first on the Company’s register of holders of Series 2 Class A Preferred Shares, shall be deemed to be payment of the dividends represented thereby and payable on such Dividend Payment Date, as applicable, unless the cheque is not paid upon presentation. Dividends which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed for a period of six years from the date on which they were declared to be payable shall be forfeited to the Company.

3.	Redemption

3.1           Optional Redemption

Subject to the provisions of this Article 3 and Article 5 and to the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 2 Class A Preferred Shares, the Company may, upon giving notice as hereinafter provided, redeem at any time all, or from time to time any part, of the then outstanding Series 2 Class A Preferred Shares on payment for each share to be redeemed of a redemption amount equal to the issue price of such Series 2 Class A Preferred Share together with an amount equal to all declared and unpaid dividends thereon up to (but excluding) the redemption date (the whole constituting and being herein referred to as the “Redemption Price”). The Redemption Price may, at the option of the

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Company, be satisfied in whole or in part by the delivery of property in specie (which may include, without limitation, shares of New BN or any of its subsidiaries, shares of the Company, debt instruments, or other assets held by the Company), with the fair market value of such property to be determined by the board of directors of the Company acting in good faith.

3.2           Partial Redemption

In case a part only of the Series 2 Class A Preferred Shares is to be redeemed at any time, the shares to be redeemed shall be selected by lot or some other random selection method as the board of directors of the Company in its sole discretion determines or in such other manner as the board of directors of the Company in its sole discretion determines to be equitable. If a part only of the Series 2 Class A Preferred Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Company upon presentation and surrender of the first mentioned certificate.

3.3           Method of Redemption

In any case of redemption of Series 2 Class A Preferred Shares, the Company shall, at least 10 days before the date specified for redemption, send by prepaid first class mail or deliver to each person who at the date of mailing or delivery is a holder of Series 2 Class A Preferred Shares to be redeemed a notice in writing of the intention of the Company to redeem such Series 2 Class A Preferred Shares. Such notice shall be mailed or delivered to each holder of Series 2 Class A Preferred Shares to be redeemed at the last address of such holder as it appears on the securities register of the Company, or in the event of the address of any such holder not so appearing, then to the last address of such holder known to the Company. Accidental failure or omission to give such notice to one or more holders shall not affect the validity of such redemption, but if such failure or omission is discovered notice as aforesaid shall be given forthwith to such holder or holders and shall have the same force and effect as if given in due time. Such notice shall set out the number of Series 2 Class A Preferred Shares held by the person to whom it is addressed which are to be redeemed, the Redemption Price, the date specified for redemption and the place or places in Canada at which holders of Series 2 Class A Preferred Shares may present and surrender the certificate or certificates representing such shares for redemption.

On and after the date so specified for redemption, the Company shall pay or cause to be paid to or to the order of the holders of the Series 2 Class A Preferred Shares to be redeemed the Redemption Price of such shares on presentation and surrender, at the registered office of the Company or any other place or places in Canada specified in the notice of redemption, of the certificate or certificates representing the Series 2 Class A Preferred Shares called for redemption. Payment in respect of Series 2 Class A Preferred Shares being redeemed shall be made by (i) wire or electronic transfer in lawful money of Canada made to the account designated by the holder of Series 2 Class A Preferred Shares, (ii) cheque payable to the respective holders thereof in lawful money of Canada at any branch in Canada of the Company’s bankers, and/or (iii) if the Company elects to satisfy the Redemption Price in whole or in part by the delivery of property in specie, by the delivery of such property to the holder or, at the Company's election, by holding such property for pick-up by the holder at the registered office of the Company or at such other location as the Company may specify.

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The Company shall have the right, at any time after the mailing or delivery of notice of its intention to redeem Series 2 Class A Preferred Shares, to deposit the Redemption Price of the Series 2 Class A Preferred Shares so called for redemption, or of such of the Series 2 Class A Preferred Shares which are represented by certificates which have not, at the date of such deposit, been surrendered by the holders thereof in connection with such redemption, in a separate account in any chartered bank or trust company in Canada named in the redemption notice or in a subsequent notice in writing to the holders of the Series 2 Class A Preferred Shares in respect of which the deposit is made, to be paid without interest to or to the order of the respective holders of the Series 2 Class A Preferred Shares called for redemption upon presentation and surrender to such bank or trust company of the certificates representing such shares. Upon such deposit being made or upon the date specified for redemption in such notice, whichever is the later, the Series 2 Class A Preferred Shares in respect of which such deposit shall have been made shall be deemed to be redeemed and the rights of the holders thereof shall be limited to receiving, without interest, the Redemption Price of their respective Series 2 Class A Preferred Shares being redeemed upon presentation and surrender of the certificate or certificates representing such shares. Any interest allowed on any such deposit shall belong to the Company.

From and after the date specified for redemption in any notice of redemption, the Series 2 Class A Preferred Shares called for redemption shall cease to be entitled to dividends or any other participation in any distribution of the assets of the Company and the holders thereof shall not be entitled to exercise any of their other rights as shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation and surrender of the certificates representing such shares in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Redemption moneys which are represented by a cheque which has not been presented to the Company’s bankers for payment or that otherwise remain unclaimed (including moneys held on deposit in a separate account as provided for above) for a period of six years from the date specified for redemption shall be forfeited to the Company.

4.	Purchase for Cancellation

Subject to the provisions of Article 6 and to the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 2 Class A Preferred Shares, the Company may purchase for cancellation at any time all or from time to time any part of the outstanding Series 2 Class A Preferred Shares in the open market (including, without limitation, purchase through or from an investment dealer or firm holding membership or trading privileges on a stock exchange on which the Series 2 Class A Preferred Shares are listed for trading) or by invitation for tenders addressed to all the holders of Series 2 Class A Preferred Shares then outstanding, at the lowest price or prices at which, in the opinion of the board of directors of the Company, such shares are then obtainable but not exceeding a price per share equal to the then applicable Redemption Price, plus an amount equal to the costs of purchase. Such purchase price may, at the option of the Company, be satisfied in whole or in part by the delivery of property in specie, with the fair market value of such property to be determined by the board of directors of the Company acting in good faith. If, in response to an invitation for tenders under the provisions of this Article 4, more Series 2 Class A Preferred Shares are tendered at a price or prices acceptable to the Company than the Company is prepared to purchase, then the Series 2 Class A Preferred Shares to be purchased by the Company shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Company,

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provided that when shares are tendered at different prices, the pro rating shall be effected only with respect to the shares tendered at the price at which more shares were tendered than the Company is prepared to purchase after the Company has purchased all the shares tendered at lower prices.

5.	Retraction Privilege

5.1           Right to Require Retraction

Subject to the provisions of this Article 5 and Article 6 and to the rights, privileges, restrictions and conditions attaching to any class of shares of the Company ranking in priority to the Series 2 Class A Preferred Shares, at any time, a holder of Series 2 Class A Preferred Shares shall have the right to require the Company to redeem all or any part of the holder’s then outstanding Series 2 Class A Preferred Shares. The Company shall redeem Series 2 Class A Preferred Shares duly tendered pursuant to the above retraction privilege at the Redemption Price.

5.2           Retraction Procedure

In order to exercise its right of retraction, a holder must give the Company notice (the “Retraction Request”) of such exercise and tender to the Company, at its registered office, any certificate(s) representing such Series 2 Class A Preferred Shares which the holder wishes the Company to redeem. The Retraction Request shall include the following statements: (a) a statement specifying that the holder desires to have all or any number specified therein of the Series 2 Class A Preferred Shares (the “Retracted Shares”) redeemed by the Company; and (b) a statement specifying the business day on which the holder desires to have the Company redeem the Retracted Shares (the “Retraction Date”), provided that the Retraction Date shall be not less than three (3) business days nor more than ten (10) business days after the date on which such notice is received by the Company and further provided that, in the event that no such business day is specified by the holder in such notice, the Retraction Date shall be deemed to be the sixth (6th) business day after the date on which such notice is received by the Company. Subject to Article 3 and Article 6, the Company shall redeem all the Series 2 Class A Preferred Shares tendered pursuant to the above retraction privilege. If a holder of Series 2 Class A Preferred Shares wishes to tender for redemption pursuant to the above retraction privilege only a part of the Series 2 Class A Preferred Shares represented by a certificate(s), the holder may deposit the certificate(s), if any, and at the same time advise the Company in writing as to the number of Series 2 Class A Preferred Shares with respect to which tender is being made, and the Company may issue and deliver to such holder at the expense of the Company a new certificate representing the Series 2 Class A Preferred Shares that are not being tendered. The provisions of Article 3 shall apply to any redemption by the Company pursuant to this Article 5 except to the extent that such provisions are inconsistent with the provisions of this Article 5.

5.3            Retraction Subject to Applicable Law

If, as a result of insolvency provisions or other provisions of applicable law or the rights, privileges, restrictions and conditions attaching to any shares of the Company ranking prior to the Series 2 Class A Preferred Shares, the Company is not permitted to redeem all of the Series 2 Class A Preferred Shares duly tendered pursuant to the above retraction privilege: (i) the Company shall redeem only the maximum number of Series 2 Class A Preferred Shares which the board

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determines the Company is then permitted to redeem (such redemption to be made pro rata, disregarding fractions of shares, from each holder of tendered Series 2 Class A Preferred Shares according to the number of Series 2 Class A Preferred Shares tendered for redemption by each such holder) and the Company may issue and deliver to each such holder, at the expense of the Company, a new certificate representing the Series 2 Class A Preferred Shares not redeemed by the Company; and (ii) the Company shall redeem on or about March 15 in each fiscal year (each, a “Rolling Retraction Date”) thereafter, from Series 2 Class A Preferred Shares tendered for redemption by the holders thereof on or before the thirtieth (30th) day preceding such Rolling Retraction Date in the same manner as set forth in Article 5.2, the lesser of (a) the number of Series 2 Class A Preferred Shares so tendered, and (b) the number of Series 2 Class A Preferred Shares which the board determines the Company is then permitted to redeem (any such redemption to be made pro rata, disregarding fractions of shares, from each holder of tendered Series 2 Class A Preferred Shares according to the number of Series 2 Class A Preferred Shares tendered for redemption by each such holder). The Company shall be under no obligation to give any notice to the holder of Series 2 Class A Preferred Shares in respect of the redemption provided for in clause (ii).

So long as the board has acted in good faith in making any of the determinations referred to above as to the number of Series 2 Class A Preferred Shares which the Company is permitted at any time to redeem, neither the Company nor the directors shall have any liability in the event that any such determination proves to be inaccurate.

6.	Restrictions on Dividends and Retirement of Shares

So long as any of the Series 2 Class A Preferred Shares are outstanding, the Company shall not, without the approval of the holders of the Series 2 Class A Preferred Shares given as hereinafter specified:

6.1.1            declare, pay or set apart for payment any dividends or other distribution on the Common Shares or any other shares ranking as to dividends junior to the Series 2 Class A Preferred Shares (other than dividends payable in shares of the Company ranking as to capital and dividends junior to the Series 2 Class A Preferred Shares);

6.1.2            call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any capital distributions in respect of, the Common Shares or any other shares ranking junior to the Series 2 Class A Preferred Shares;

6.1.3            issue any shares ranking as to capital or dividends prior to or on a parity with the Series 2 Class A Preferred Shares;

unless, in each such case, (i) all declared and unpaid dividends on the Series 2 Class A Preferred Shares then outstanding and on all other shares of the Company ranking as to dividends prior to or on a parity with the Series 2 Class A Preferred Shares shall have been paid or set apart for payment, (ii) after the distribution or repurchase, the Company would be able to redeem all of the Series 2 Class A Preferred Shares pursuant to Article 3, and (iii) the Company is not otherwise in default under the rights, privileges, restrictions and conditions attached to the Series 2 Class A Preferred

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Shares or any other shares of the Company ranking as to dividends or as to capital prior to or on a parity with the Series 2 Class A Preferred Shares.

7.	Voting Rights

Except as herein referred to or as required by law, the holders of the Series 2 Class A Preferred Shares as a series shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Company.

8.	Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Series 2 Class A Preferred Shares shall be entitled to receive from the assets of the Company, after satisfaction of the rights of the holders of the Exchangeable Shares and any other shares ranking senior to the Series 2 Class A Preferred Shares, the Redemption Price in respect of each Series 2 Class A Preferred Share, before any amount shall be paid by the Company or any assets of the Company shall be distributed to holders of shares of any class of the Company ranking as to capital junior to the Series 2 Class A Preferred Shares. Such liquidation entitlement may, at the option of the Company, be satisfied in whole or in part by the delivery of property in specie which may include, without limitation, shares of New BN or any of its subsidiaries, shares of the Company, debt instruments, or other assets held by the Company), with the fair market value of such property to be determined by the board of directors of the Company acting in good faith. After payment to the holders of the Series 2 Class A Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the assets of the Company.

9.	Interpretation

In the event that any date on which any dividend on the Series 2 Class A Preferred Shares is payable by the Company, or on or by which any other action is required to be taken by the Company or the holders of Series 2 Class A Preferred Shares hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding date that is a Business Day.

For the purpose of these share provisions:

9.1.1            “Business Day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of Ontario or a day on which banking institutions in Toronto, Ontario or Hamilton, Bermuda are generally authorized or obligated by law to close; and

9.1.2            “ranking as to capital” means ranking with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs.

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10.	Amendment

The rights, privileges, restrictions and conditions attached to the Series 2 Class A Preferred Shares may be added to, changed or removed by an amendment to these share provisions and the articles of the Company, as applicable, but only with the approval of the holders of the Series 2 Class A Preferred Shares given as hereinafter specified in addition to any vote or authorization required by law.

11.	Approval of Holders of the Series 2 Class A Preferred Shares

Any approval of the holders of the Series 2 Class A Preferred Shares with respect to any and all matters referred to herein or of any other matters requiring the consent of the holders of the Series 2 Class A Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of outstanding Series 2 Class A Preferred Shares or passed by the affirmative vote of at least 2/3 of the votes cast by the holders of Series 2 Class A Preferred Shares who voted in respect of that resolution at a meeting of the holders of the Series 2 Class A Preferred Shares duly called for that purpose and at which at least 25% of the outstanding Series 2 Class A Preferred Shares are present or represented by proxy. If at any such meeting at least 25% of the outstanding Series 2 Class A Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 9 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Series 2 Class A Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called and the holders of the Series 2 Class A Preferred Shares represented in person or by proxy shall form the necessary quorum. At any meeting of the holders of the Series 2 Class A Preferred Shares as a series, each holder of Series 2 Class A Preferred Shares shall be entitled to one (1) vote in respect of each Series 2 Class A Preferred Share held.

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Schedule B
BWS Bye-Law Amendments

(See attached.)

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AMENDMENTS TO THE THIRD AMENDED AND RESTATED BYE-LAWS

OF

BROOKFIELD WEALTH SOLUTIONS LTD.

Set out below are the proposed amendments (the “Amendments”) to the Third Amended and Restated Bye-Laws of Brookfield Wealth Solutions Ltd. (the “Company”) as amended and restated on July 22, 2024 with effect on August 9, 2024 (the “Bye-Laws”). The Amendments are in connection with certain transactions proposed in the plan of arrangement of Brookfield Corporation (“Plan of Arrangement”). Subject to approval by the requisite Resolution, each Amendment is to become effective as of the Effective Time (as such term is defined in the Plan of Arrangement). Capitalized terms used but not defined herein shall have the meanings set forth in the Bye-Laws.

The Bye-Laws are amended as follows (language added or deleted pursuant to these Amendments is indicated with bold underlining or ~~bold strikethrough~~, respectively):

1.	Bye-Law 1 is amended by adding the following definition in alphabetical order:

“Class D Shares: the class D shares in the capital of the Company;”

2.	Bye-Law 3 is deleted in its entirety.

3.	Bye-Law 4 is amended as follows:

“4.           The Class A Shares, the Class A-1 Shares, the Class B Shares, the Class C Shares, the Class D Shares, the Junior Preferred Shares and the Senior Preferred Shares shall, subject to the other provisions of these Bye-Laws, entitle the holders thereof to the rights as set forth on Schedule A hereto.”

4.	Bye-Law 60 is amended as follows:

“60.1       Except for any matter that only requires the approval of the holders of the Class C Shares as set out in Schedule “A” to these Bye-Laws and except for voting in respect of the election of Directors, all resolutions of shareholders must be passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution; and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who vote in respect of the resolution.

60.2        At a time where the Class D Shares are entitled to vote in accordance with their terms, a resolution of the shareholders must be passed or adopted by a majority of the votes cast by holders of the Class D Shares who vote in respect of the resolution.

60.3        For greater certainty, (A) at any time that there are no Class A Shares outstanding, no approval of the holders of Class A Shares will be required for any resolution; ~~and~~ (B) at any time that there are no Class B Shares outstanding, no approval of the holders of Class B Shares will be required for any resolution; and (C) at any time that there are no Class

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D Shares outstanding, no approval of the holders of Class D Shares will be required for any resolution.”

5.	Bye-Law 84 is amended as follows:

“84.         For so long as the Class A Shares and Class B Shares are both outstanding, one-half of the Board will be designated as directors designated for election by the Class A Shareholders and one-half of the Board will be designated as directors designated for election by the Class B Shareholders. The holders of Class A Shares will be entitled to elect the directors designated for election by the Class A Shareholders and constituting one-half of the Board, and the holders of Class B Shares will be entitled to elect the directors designated for election by the Class B Shareholders and constituting one-half of the Board. For greater certainty, if there are Class A Shares or Class B Shares outstanding, then the holders of the Class D Shares will not have voting rights in respect of the election of Directors. Subject to any rights of the holders of any series of Preferred Shares to elect Directors under specified circumstances, at any time that there are no Class A Shares and Class B Shares outstanding, the holders of Class D Shares will be entitled to elect the full Board.”

6.	Bye-Law 117 is amended as follows:

“117.       The quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be a majority of the Board and, if there are any Class A Shares or Class B Shares outstanding, then comprised of at least one (1) Director elected by holders of Class A Shares and at least one (1) Director elected by holders of Class B Shares, as applicable. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and, subject to Bye-Law 125, be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.”

7.	Bye-Law 166 is amended as follows:

“166.       ~~Subject to the Companies Act, a~~Any resolution proposed for consideration at any general meeting to approve the amalgamation or merger of the Company with any other company, wherever incorporated, shall require the approval of:

(a)	the Board, by resolution adopted by a majority of Directors then in office, and

(b)	the Shareholders by resolution passed or adopted by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares and Class A-1 Shares who vote, as a single class of shares, in respect of the resolution; ~~and~~ (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who vote in respect of the resolution; and (iii) a majority of the votes cast by holders of Class D Shares who vote in respect of the resolution. For greater certainty, the quorum for such meetings referred to in this Bye-Law 166 shall be the same as the quorum requirements set out in Bye-Law 51.”

8.	Bye-Law 167 is amended as follows:

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“167.       Subject to the Companies Act, the Company may with the approval of:

(a)	the Board, by resolution adopted by a majority of Directors then in office, and

(b)	the Shareholders, by resolution passed or adopted in accordance with Bye-Law 60; ~~by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution; and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who vote in respect of the resolution;~~

approve the discontinuation of the Company in Bermuda and the continuation of the Company in a jurisdiction outside Bermuda.

9.	Bye-Law 168 is amended as follows:

“168.       These Bye-Laws may be revoked or amended only by the Board, which may from time to time revoke or amend them in any way by a resolution of the Board passed by a majority of the Directors then in office and eligible to vote on that resolution. No such revocation or amendment shall be operative unless and until it is approved at a subsequent general meeting of the Company by the Shareholders, by resolution passed or adopted in accordance with Bye-Law 60. ~~by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution; and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of the Class B Shares who vote in respect of the resolution.~~ When a revocation or amendment to the Bye-Laws is submitted to the Shareholders at a subsequent general meeting for approval, the Company shall specify to Shareholders whether such revocation or amendment takes effect:

(a)	immediately upon approval by the relevant Shareholders;

(b)	on a specified later date;

(c)	upon the occurrence of a specified event; or

(d)	on a date to be determined at the Board’s discretion, not later than fifteen (15) months from the date of approval by the Shareholders.”

10.	Section 1.1 of Schedule A of the Bye-Laws is amended by adding the following definitions in alphabetical order:

“Class D Shares” means the class D shares in the capital of the Company;

“Class D Shareholder” means a holder of Class D Shares;

“Effective Date” has the meaning assigned to such term in the Arrangement Agreement;

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“New BN” means Brookfield Corporation Ltd., a company incorporated under the Laws of Bermuda, and is deemed to refer to all successors, including, without limitation, by operation of Law;

“New BN Call Right” has the meaning as provided in Section 2.38.3;

“New BN Redemption Consideration” has the meaning as provided in Section 2.38.1;

“New BN Share” means a class A limited voting share in the capital of New BN;

“New BN Shares Amount” means, with respect to the New BN Redemption Consideration, one New BN Share for each Exchangeable Share;

“Plan of Arrangement” means the plan of arrangement under Section 182 of the Business Corporations Act (Ontario), as amended, varied or supplemented in accordance with its terms, as described in the management information circular of the Company dated June 5, 2026; and

“Transaction Agreement” means the transaction agreement dated May 26, 2026 between New BN, BN and the Company, as may be amended from time to time in accordance with its terms.

11.	Section 2.6 of Schedule A of the Bye-Laws is amended as follows:

“Ranking of the Class A Share and Class A-1 Shares

2.6          The Class A Shares, the Class A-1 Shares and the Class B Shares shall, as to the payment of distributions and return of capital in a Liquidation Event, rank pari passu with each other, in preference to the Junior Preferred Shares, ~~and~~ the Class C Shares and the Class D Shares, and after the Senior Preferred Shares and any other senior-ranking shares outstanding from time to time with respect to the payment of distributions (if, as and when declared) and on a return of capital on the liquidation, dissolution or winding up the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for purposes of winding up its affairs.”

12.	Section 2.7 of Schedule A of the Bye-Laws is amended as follows:

“Voting Rights of Class A Shares

2.7          Except as expressly provided herein, each Class A Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class A Shareholder shall be entitled, subject to Section 2.10 and Section 2.11, to cast one vote for each Class A Share held at the record date for the determination of shareholders entitled to vote on any matter. Except as required by Law and except for any matter that only requires the approval of the holders of the Class C Shares as set out in this Schedule “A” and except for voting in respect of the election of Directors, all resolutions of shareholders must be passed or adopted in accordance with Bye-Law 60. ~~by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of~~

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~~Class A Shares who vote in respect of the resolution, and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class B Shares who vote in respect of the resolution. For greater certainty, at any time that there are no Class A Shares outstanding, no approval of the holders of Class A Shares will be required for any resolution and at any time that there are no Class B Shares outstanding, no approval of the holders of Class B Shares will be required for any resolution.~~”

13.	Section 2.10 of Schedule A of the Bye-Laws is amended as follows:

“Restriction on Voting Rights of Class A Shares

2.10         ~~Notwithstanding anything else in these Bye-laws to the contrary~~ Subject to Section 2.15.1, to the extent that, for any reason and by any means, a Person, whether or not an existing Class A Shareholder, owns or controls directly, indirectly or by attribution Class A Shares which represent in excess of 9.9% of the issued and outstanding Class A Shares of the Company, then all Class A Shares which such Person may own or control directly, indirectly or by attribution in excess of 9.9% of the issued and outstanding Class A Shares of the Company (such excess shares, the “Excess Class A Shares”) shall be deemed to carry no voting rights whatsoever in the hands of the Class A Shareholder actually owning such shares for the purpose of the calculation of any vote which may or which is required to be taken at any meeting of the shareholders of the Company for any purpose.”

14.	Part 2 of Schedule A of the Bye-Laws is amended by adding a new Section 2.15.1 as follows:

“2.15.1                  Notwithstanding anything else in these Bye-laws to the contrary, to the extent that, for any reason and by any means, any single Person, whether or not an existing Class A Shareholder, owns or controls directly, indirectly or by attribution Class A Shares which represent 90.0% or greater of the issued and outstanding Class A Shares of the Company, then the restrictions set forth in Section 2.10 and Section 2.11 shall be inoperable and such issued and outstanding Class A Shares of the Company shall carry their respective voting rights for the purpose of the calculation of any vote which may or which is required to be taken at any meeting of the shareholders of the Company for any purpose.”

15.	Part 2 of Schedule A of the Bye-Laws is amended by adding Section 2.38.1 to Section 2.38.7 as follows:

“Redemption on the Effective Date

2.38.1      Subject to compliance with requirements specified under applicable Law and the due exercise of the New BN Call Right pursuant to Section 2.38.3, the Company will have the right, on the Effective Date, to redeem all, but not less than all, of the then outstanding Exchangeable Shares by delivering the New BN Shares Amount, together with a cash amount for each Exchangeable Share equal to any Unpaid Distributions per Exchangeable Share (collectively, the “New BN Redemption Consideration”).

2.38.2      If the Company exercises its right to redeem Exchangeable Shares under Section 2.38.1, subject to the exercise of the New BN Call Right, the Company will cause

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to be delivered, as applicable, to the Exchangeable Shareholders the New BN Redemption Consideration to each Exchangeable Shareholder for each Exchangeable Share so redeemed upon presentation and surrender by each Exchangeable Shareholder at the registered office of the Company or at any office of the Transfer Agent of the certificates (if any) representing such Exchangeable Shares, together with such additional documents and instruments as the Transfer Agent may reasonably require. Payment of the aggregate New BN Redemption Consideration payable to an Exchangeable Shareholder will be made by delivery, as applicable, to such Exchangeable Shareholder, at the address of such Exchangeable Shareholder recorded in the register of the Company or by holding for pick-up by the Exchangeable Shareholder at the registered office of the Company or at any office of the Transfer Agent. If the Company exercises its right to redeem Exchangeable Shares under Section 2.38.1, subject to the exercise of the New BN Call Right, provided that the aggregate New BN Redemption Consideration has been so deposited, on and after the Effective Date, the Exchangeable Shares will be redeemed and the rights of the Exchangeable Shareholders thereof on and after the Effective Date will be limited to receiving the New BN Redemption Consideration for such Exchangeable Shares and the Exchangeable Shareholders will not be entitled to exercise any of the rights of Exchangeable Shareholders in respect thereof other than the right to receive such Exchangeable Shareholder’s New BN Redemption Consideration for each Exchangeable Share redeemed. On the Effective Date, each share certificate (“Certificate”) issued in respect of Exchangeable Shares will cease to evidence title to any shares of the Company and, upon delivery of the Certificate to the Company or the Transfer Agent, will solely represent a right to request a share certificate in respect of the New BN Redemption Consideration issued to the holder of the Certificate. Effective as of twenty (20) minutes after the Effective Time (as such term is defined in the Plan of Arrangement), the Company hereby provides notice of redemption of the Exchangeable Shares under Section 2.38.1 to all of the holders of Class A Shares outstanding immediately prior to the Effective Time.

New BN Call Right

2.38.3      Subject to the limitations set forth in Section 2.38.4, if the Company exercises its right to redeem Exchangeable Shares under Section 2.38.1, New BN will have the overriding right (the “New BN Call Right”), subject to New BN having received prior consent of BN, notwithstanding the right of the Company to redeem the Exchangeable Shares pursuant to Section 2.38.1 to Section 2.38.2 hereof, to purchase (on the Effective Date) all, but not less than all of the then outstanding Exchangeable Shares in exchange for the issuance and delivery, as applicable, by New BN of the New BN Redemption Consideration to or for each Exchangeable Shareholder for each such Exchangeable Share. In the event of the exercise by New BN of the New BN Call Right, each Exchangeable Shareholder will be obligated to sell and transfer all Exchangeable Shares held by such Exchangeable Shareholder to New BN on the Effective Date on issuance and delivery, as applicable, by New BN to or for such Exchangeable Shareholder of the New BN Redemption Consideration for each such Exchangeable Share and the Company will have no obligation to pay any New BN Redemption Consideration to the holders of such Exchangeable Shares so purchased by New BN.

2.38.4      Effective as of twenty (20) minutes after the Effective Time (as such term is defined in the Plan of Arrangement), subject to New BN having received prior consent of BN, New BN hereby provides notice of its intention to exercise its New BN Call Right and, immediately prior to redemption by the Company taking effect, New BN shall exercise its

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right to purchase the Exchangeable Shares under Section 2.38.3. If New BN duly exercises its New BN Call Right in accordance with this Section 2.38.4, the right of the Company to redeem those Exchangeable Shares which are subject to the New BN Call Right pursuant to Section 2.38.1 on the Effective Date will terminate at such time and, on the Effective Date, New BN will purchase and the Exchangeable Shareholders of such Exchangeable Shares will sell and transfer all of the Exchangeable Shares to New BN subject to the New BN Call Right in accordance with Section 2.38.3.

2.38.5      For the purposes of completing a purchase of the Exchangeable Shares pursuant to the exercise of the New BN Call Right, New BN and the Transfer Agent, on or before the Effective Date, will cause to issue and register the aggregate New BN Redemption Consideration issuable by New BN pursuant to Section 2.38.3. Provided that New BN and the Transfer Agent have complied with the foregoing, on and after the Effective Date, without any further action by the Exchangeable Shareholders, the Exchangeable Shareholders will cease to be holders of such Exchangeable Shares and will not be entitled to exercise any of the rights of Exchangeable Shareholders in respect thereof other than the right to receive such Exchangeable Shareholder’s New BN Redemption Consideration payable by New BN and such Exchangeable Shareholder will on and after the Effective Date be considered and deemed for all purposes to be holders of the New BN Shares issued to them as part of the New BN Redemption Consideration which such Exchangeable Shareholder is entitled. On the Effective Date, each Certificate issued in respect of Exchangeable Shares will cease to evidence title to any shares of the Company and, upon delivery of the Certificate to the Company or the Transfer Agent, will solely represent a right to request a share certificate in respect of the New BN Redemption Consideration issued to the holder of the Certificate. If New BN does not exercise the New BN Call Right in the manner described above, on the Effective Date an Exchangeable Shareholder will be entitled to receive in exchange therefor the New BN Redemption Consideration otherwise payable by the Company in connection with the redemption of the Exchangeable Shares pursuant to Section 2.38.2.

2.38.6       For greater certainty, the Company and New BN may undertake such transactions as may be necessary or desirable in order to deliver, or cause to be delivered, all or a portion of New BN Redemption Consideration to Exchangeable Shareholders in accordance with Section 2.38.5.

2.38.7      Each Exchangeable Shareholder, by virtue of becoming and being such an Exchangeable Shareholder, will be deemed to acknowledge the New BN Call Right in favour of New BN and the overriding nature thereof, to be bound thereby in favour of New BN as herein provided and to become a member of New BN upon the receipt of the New BN Redemption Consideration.”

16.	Section 2.46 of Schedule A of the Bye-Laws is amended as follows:

“Withholding Taxes

2.46         Each Tendering Exchangeable Shareholder or Exchangeable Shareholder, as applicable, shall be required to pay to the Company, BN, New BN or a Remarketer, as applicable, the amount of any tax withholding due upon the exchange of Exchangeable Shares pursuant to Section 2.21(a) or Section 2.21(b), as applicable, the redemption of the

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Exchangeable Shares, the conversion of the Class A-1 Shares, or the exchange of Exchangeable Shares on a Liquidation Event, and will be deemed to have authorized the Company, BN, New BN or a Remarketer, as applicable, to retain such portion of the Exchange Consideration, the Remarketing Consideration, the Conversion Amount, the Redemption Consideration, the New BN Redemption Consideration, the Liquidation Amount or the Liquidation Call Consideration, as applicable, as the Company ~~or~~, BN or New BN, as applicable, reasonably determines is necessary to satisfy its tax withholding obligations. Before making any withholding pursuant to this Section 2.46, the Company, BN, New BN or a Remarketer, as applicable, shall (i) give each Tendering Exchangeable Shareholder or Exchangeable Shareholder, as applicable, within three (3) Business Days after receipt of a Notice of Exchange, or delivery of a Notice of Redemption, a Notice of Conversion, a notice of a Liquidation Event, a notice of the exercise of the Redemption Call Right or the Liquidation Call Right, as applicable, notice of the Company’s or BN’s or a Remarketer’s good faith estimate of the amount of any anticipated tax withholding (together with the legal basis therefor) due upon the exchange of Tendered Exchangeable Shares pursuant to Section 2.21(a) or Section 2.21(b), as applicable, the redemption of the Exchangeable Shares, the conversion of the Class A-1 Shares, or the exchange of Exchangeable Shares on a Liquidation Event, (ii) provide the Tendering Exchangeable Shareholder or Exchangeable Shareholder with sufficient opportunity to provide any forms or other documentation or take such other steps in order to avoid or reduce such tax withholding, and (iii) reasonably cooperate with the Tendering Exchangeable Shareholder or Exchangeable Shareholder in good faith to attempt to reduce any amounts that would otherwise be withheld pursuant to this Section 2.46; provided that the foregoing requirements do not apply in the case of exercise of the New BN Call Right; provided further that any determination with respect to the tax withholding shall be made by the Company, BN, an affiliate of BN, New BN, an affiliate of New BN or a Remarketer, as applicable, in its sole discretion exercised in good faith.”

17.	Section 3.4 of Schedule A of the Bye-Laws is amended as follows:

“Ranking of the Class B Shares

3.4           The Class B Shares shall, as to the payment of distributions and return of capital in a Liquidation Event, rank pari passu with the Class A Shares~~,~~ and Class A-1 Shares, junior to the Senior Preferred Shares and any other shares ranking senior to the Class B Shares, and senior to the Class C Shares, Class D Shares and the Junior Preferred Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of distributions and return of capital in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for purposes of winding up its affairs.”

18.	Section 3.5 of Schedule A of the Bye-Laws is amended as follows:

“Voting Rights

3.5           Except as expressly provided herein, each Class B Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class B Shareholder shall be entitled to cast one vote for each Class B Share held at the record date for the determination of

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shareholders entitled to vote on any matter. Except as required by Law and except for any matter that only requires the approval of the holders of the Class C Shares as set out in this Schedule “A” and except for voting in respect of the election of Directors, all resolutions must be passed or adopted in accordance with Bye-Law 60. ~~by: (i) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class B Shares who vote in respect of the resolution, and (ii) a majority or, where a higher threshold is specified under applicable Law, the higher percentage of the votes cast by holders of Class A Shares who vote in respect of the resolution. For greater certainty, at any time that there are no Class A Shares outstanding, no approval of the holders of Class A Shares will be required for any resolution; and at any time that there are no Class B Shares outstanding, no approval of the holders of Class B Shares will be required for any resolution.~~”

19.	Section 3.11 of Schedule A of the Bye-Laws is amended as follows:

“Transfer Restrictions

3.11         The Class B Shares may not be Transferred to any Person other than to BN, any of the shareholders from time to time of the trustee of the holder of the Class B Shares (the “BAM Re Class B Partners”), current and former executives of BN (“Partners”), ~~or~~ any Person controlled by BN, a BAM Re Class B Partner or a Partner or, in the event of the exercise by New BN of the New BN Call Right, New BN or a Person controlled by New BN. If any Class B Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the Company shall not register or otherwise recognize the Transfer of the Class B Shares to the transferee, (ii) any rights to vote attaching to the Class B Shares so Transferred may not be exercised by any Person, (iii) any payment by the Company on the Class B Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iv) any rights that an ineligible transferee may have as a result of being a holder of Class B Shares shall be null and void, in each case, until such time as such Transfer is cancelled.”

20.	Section 4.4 of Schedule A of the Bye-Laws is amended as follows:

“Ranking of the Class C Shares

4.4           The Class C Shares shall, as to the payment of distributions and return of capital in a Liquidation Event, rank pari passu with the Class D Shares, junior to the Preferred Shares, the Class A Shares, Class A-1 Shares and the Class B Shares and senior over any other shares ranking junior to the Class C Shares with respect to priority in payment of distributions and return of capital in the event of the liquidation, dissolution or winding-up of the Company.”

21.	Section 4.16 of Schedule A of the Bye-Laws is amended as follows:

“Transfer Restrictions

4.16         The Class C Shares may not be Transferred to any Person other than to BN or a Person controlled by BN or, in the event of the exercise by New BN of the New BN Call Right, New BN or a Person controlled by New BN. If any Class C Shares are Transferred in contravention of the preceding sentence, (i) such Transfer shall be null and void, and the

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Company shall not register or otherwise recognize the Transfer of the Class C Shares to the transferee, (ii) any payment by the Company on the Class C Shares so Transferred shall be prohibited and any such payment shall be forfeited, and (iii) any rights that an ineligible transferee may have as a result of being a holder of Class C Shares shall be null and void, in each case, until such time as such Transfer is cancelled.”

22.	Schedule A of the Bye-Laws is amended by adding a new Part 4.1 – Special Rights and Restrictions – Class D Shares as follows:

“Special Rights and Restrictions

4.1.1        The Class D Shares as a class shall have attached thereto the special rights and restrictions specified in this Part 4.1.

Distribution Rights

4.1.2        Each Class D Shareholder shall be entitled to receive dividends or distributions if, as and when declared by the Board out of the assets of the Company properly applicable to the payment of dividends or distributions in such amounts and payable in such matter as the Board may from time to time determine.

Ranking of the Class D Shares

4.1.3        The Class D Shares shall, as to the payment of distributions and return of capital in a Liquidation Event, rank pari passu with the Class C Shares, junior to the Preferred Shares, the Class A Shares, Class A-1 Shares and the Class B Shares and senior to any shares ranking junior to the Class D Shares with respect to priority in payment of distributions and return of capital in the event of the liquidation, dissolution or winding-up of the Company.

Voting Rights

4.1.4         Except as expressly provided herein, each Class D Shareholder will be entitled to receive notice of, and to attend and vote at, all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Each Class D Shareholder shall be entitled to cast one vote for each Class D Share held at the record date for the determination of shareholders entitled to vote on any matter. For greater certainty, if there are Class A Shares or Class B Shares outstanding, then the holders of the Class D Shares will not have any right to vote. Except as required by Law and except for any matter that only requires the approval of the holders of the Class C Shares as set out in this Schedule “A” and except for voting in respect of the election of Directors, all resolutions must be passed or adopted in accordance with Bye-Law 60.

4.1.5         Subject to any rights of the holders of any series of Preferred Shares to elect Directors under specified circumstances, at any time that there are no Class A Shares or Class B Shares outstanding, the Class D Shares will be entitled to elect the full Board. If there are Class A Shares or Class B Shares outstanding, then the Class D Shares will not have voting rights in respect of the election of Directors.

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Amendment with Approval of Class D Shareholders

4.1.6         In addition to any other approvals required by Law, the rights, privileges, restrictions and conditions attached to the Class D Shares as a class may be added to, changed or removed but only with the approval of the Class D Shareholders given as hereinafter specified.

4.1.7        The approval of the Class D Shareholders to add to, change or remove any right, privilege, restriction or condition attaching to the Class D Shares as a class or in respect of any other matter requiring the consent of the holders of the Class D Shareholders may be given in such manner as may then be required by Law, subject to a minimum requirement that such approval be given by resolution signed by all the Class D Shareholders or passed by the affirmative vote of at least a majority of the votes cast at a meeting of the Class D Shareholders duly called for that purpose. On every poll taken at every meeting of the Class D Shareholders as a class, each Class D Shareholder entitled to vote thereat shall have one vote in respect of each Class D Share held.

Liquidation Rights

4.1.8         Upon any Liquidation Event, including where substantially concurrent with a BN Liquidation Event, the Class D Shareholders shall be entitled to receive on the Liquidation Date, together with the Class C Shareholders, in equal amounts per share, the assets and property of the Company remaining, if any, after the prior payments of the amounts set forth in Section 4.1.9.

4.1.9         The rights of the Class D Shareholders to receive the amounts set forth in Section 4.1.8 is subject to the prior rights of holders of all classes and series of Preferred Shares, Class A Shares, Class A-1 Shares, Class B Shares and any other class of shares ranking in priority or rateably with the Class D Shares.”

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Schedule C
BN Resolutions

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario), pursuant to the transaction agreement among Brookfield Corporation (“BN”), Brookfield Wealth Solutions Ltd. and Brookfield Corporation Ltd. dated May 26, 2026 (the “Transaction Agreement”), and all of the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Transaction Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Transaction Agreement, is hereby authorized and approved.

3.	The Transaction Agreement and all the transactions contemplated therein, together with the actions of the directors of BN in approving such transactions and the actions of the authorized persons of BN in executing and delivering the Transaction Agreement and any amendments thereto, are hereby ratified and approved.

4.	BN is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Transaction Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Transaction Agreement or the Plan of Arrangement, as applicable).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of BN or that the Arrangement has been approved by the Court, the directors of BN are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of BN (a) to amend the Transaction Agreement or the Plan of Arrangement to the extent permitted by the Transaction Agreement and (b) subject to the terms of the Transaction Agreement, not to proceed with the Arrangement or any related transactions, including if the BWS Resolutions (as defined in the Transaction Agreement) have not been approved.

6.	Any director or officer of BN is hereby authorized and directed for and on behalf of BN to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement.

7.	Any director or officer of BN is hereby authorized and directed for and on behalf of BN to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Schedule D
BWS Resolutions

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under section 182 of the Business Corporations Act (Ontario), pursuant to the transaction agreement among Brookfield Corporation, Brookfield Wealth Solutions Ltd. (“BWS”) and Brookfield Corporation Ltd. dated May 26, 2026 (the “Transaction Agreement”), and all of the transactions contemplated thereby are hereby authorized and approved.

2.	The plan of arrangement, as it may be or has been amended in accordance with the Transaction Agreement and its terms (the “Plan of Arrangement”), the full text of which is set out in Schedule A to the Transaction Agreement, is hereby authorized and approved.

3.	The third amended and restated bye-laws of BWS be amended and restated in the manner set out in Schedule B to the Transaction Agreement effective at the Effective Time (as defined in the Plan of Arrangement), in accordance with bye-law 168(c) of the third amended and restated bye-laws of BWS.

4.	The authorized share capital of BWS be increased from US$77,467,317,100 and C$27,500,000,000 by US$50,000,000,000 to US$127,467,317,100 and C$27,500,000,000 by the creation of 50,000,000,000 class D shares with a par value of US$1.00 per share (“Increase”). As a result of the Increase, the authorized share capital of BWS will be US$127,467,317,100 and C$27,500,000,000 comprised of: (i) 100 common shares with a par value of US$1.00 per share; (ii) 1,500,000,000 class A exchangeable limited voting shares with a par value of US$21.756 per share ; (iii) 750,000,000 class A-1 exchangeable limited non voting shares with a par value of US$21.756 per share; (iv) 750,000 class B limited voting shares with a par value of US$21.756 per share; (v) 1,000,000,000 class C non voting shares with a par value of US$1.00 per share; (vi) 1,000,000,000 class A junior preferred shares with a par value of US$25.00 per share; (vii) 1,000,000,000 class B junior preferred shares with a par value of C$25.00 per share; (viii) 100,000,000 class A senior preferred shares with a par value of US$25.00 per share; (ix) 100,000,000 class B senior preferred shares with a par value of C$25.00 per share; and (x) 50,000,000,000 class D shares with a par value of US$1.00 per share.

5.	The Transaction Agreement and all the transactions contemplated therein, together with the actions of the directors of BWS in approving such transactions and the actions of the authorized persons of BWS in executing and delivering the Transaction Agreement and any amendments thereto, are hereby ratified and approved.

6.	BWS is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Transaction Agreement and the Plan of Arrangement (as they may be or may have been amended or modified to the extent permitted by the Transaction Agreement or the Plan of Arrangement, as applicable).

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7.	Notwithstanding that this resolution has been passed by the shareholders of BWS, the directors of BWS are hereby authorized and empowered, at their discretion, without notice to or approval of any shareholders of BWS (a) to amend the Transaction Agreement or the Plan of Arrangement to the extent permitted by the Transaction Agreement and (b) subject to the terms of the Transaction Agreement, not to proceed with the Arrangement, the BWS Bye-Law Amendments or any related transactions, including if the BWS Resolutions (as defined in the Transaction Agreement) have not been approved.

8.	Any director or officer of BWS is hereby authorized and directed for and on behalf of BWS to execute and deliver all documents as are necessary or desirable to give effect to the Arrangement, the Plan of Arrangement and the BWS Bye-Law Amendments.

9.	Any director or officer of BWS is hereby authorized and directed for and on behalf of BWS to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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Schedule E
Voting Trust Agreement

(See attached.)

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VOTING TRUST AGREEMENT

THIS VOTING TRUST AGREEMENT made as of [■] among Brookfield Corporation Ltd., an exempted company limited by shares existing under the laws of Bermuda (“New BN”), Brookfield Canada Corporation, a corporation existing under the laws of the Province of Ontario (“New BNC”), and TSX Trust Company, a trust company existing under the federal laws of Canada (the “Trustee”).

RECITALS:

A	In connection with a transaction agreement (the “Transaction Agreement”) dated May 26, 2026 among New BN, Brookfield Corporation and Brookfield Wealth Solutions Ltd., among other things, New BNC is to issue exchangeable shares (the “Exchangeable Shares”) to certain holders of class A limited voting shares in the capital of Brookfield Corporation pursuant to an arrangement under Section 182 of the Business Corporations Act (Ontario) on the terms and conditions set out in the Plan of Arrangement (as defined in the Transaction Agreement).

B	Pursuant to the Transaction Agreement, New BN and New BNC are required to enter into a voting trust agreement (the “Agreement”) substantially in the form of this Agreement.

C	These recitals and any statements of fact in this Agreement are made by New BN and New BNC and not by the Trustee.

In consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement, each capitalized term used and not otherwise defined herein shall have the meaning ascribed thereto in the rights, privileges, restrictions and conditions (collectively, the “Exchangeable Share Provisions”) attaching to the Exchangeable Shares as set out in the articles of New BNC and the following terms shall have the following meanings:

“Affiliate” means affiliated companies within the meaning of the OBCA;

“Agreement” has the meaning ascribed thereto in Recital B;

“Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank, provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service;

“Beneficiaries” means the registered holders from time to time of Exchangeable Shares;

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“Beneficiary Votes” has the meaning ascribed thereto in Section 5.2;

“Class A Shares” means the class A limited voting shares in the capital of New BN, and “Class A Share” means any one of them;

“Class E Share” means the class E exchangeables limited voting share in the capital of New BN, issued by New BN to and deposited with the Trustee, which, at any time, entitles the holder of record to that number of votes at meetings of holders of Class A Shares equal to the product of (a) the number of Exchangeable Shares owned of record by Beneficiaries at the close of business on a record date established by New BN and (b) the Exchange Ratio in effect at such time;

“Electronic Methods” has the meaning ascribed thereto in Section 13.8;

“Exchangeable Shares” has the meaning ascribed thereto in Recital A;

“Indemnified Parties” has the meaning ascribed thereto in Section 8.1;

“List” has the meaning ascribed thereto in Section 5.6;

“New BN” has the meaning ascribed thereto in the introductory paragraph;

“New BN Consent” has the meaning ascribed thereto in Section 5.2;

“New BN Meeting” has the meaning ascribed thereto in Section 5.2;

“New BN Successor” has the meaning ascribed thereto in Section 10.1(a);

“New BNC” has the meaning ascribed thereto in the introductory paragraph;

“Officer’s Certificate” means, with respect to New BN, New BNC or any New BN Designee, a certificate signed by any one of the respective directors or officers of New BN, such New BN Designee or New BNC;

“Other Corporation” has the meaning ascribed thereto in Section 10.4(c);

“Other Shares” has the meaning ascribed thereto in Section 10.4(c);

“Privacy Laws” has the meaning ascribed thereto in Section 6.18;

“Transaction Agreement” has the meaning ascribed thereto in Recital A;

“Trust” means the trust created by this Agreement under the laws of the Province of Ontario;

“Trust Estate” means the Class E Share, any other securities and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

“Trustee” has the meaning ascribed thereto in the introductory paragraph and, subject to Article 9 herein, includes any successor trustee or permitted assigns; and

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“Voting Rights” means the voting rights attached to the Class E Share.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Construction

In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	the words “hereunder”, “hereof” and similar expressions refer to this Agreement and not to any particular Article or Section and references to “Articles” and “Sections” are to Articles and Sections of this Agreement; and

(b)	the word “including” means “including without limiting the generality of the foregoing”.

1.4	Number, Gender, etc.

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender shall include all genders.

1.5	Date for any Action

If the date on which any action is required to be taken hereunder by any person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Article 2
PURPOSE OF AGREEMENT

2.1	Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries as herein provided. New BN, as the settlor of the Trust, hereby appoints the Trustee as trustee of the Trust. The Trustee shall hold the Class E Share in order to enable the Trustee to exercise the Voting Rights as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

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Article 3
CLASS E SHARE

3.1	Issue and Ownership of the Class E Share

Immediately following execution and delivery of this Agreement, New BN shall issue to and deposit with the Trustee the Class E Share (and shall deliver the certificate representing such share to the Trustee) to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. New BN hereby acknowledges receipt from the Trustee, as trustee for and on behalf of the Beneficiaries, of US$100 and other good and valuable consideration (and the adequacy thereof) for the issuance of the Class E Share by New BN to the Trustee. During the term of the Trust, and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Class E Share and shall be entitled to exercise all of the rights and powers of an owner with respect to the Class E Share; provided, however, that:

(a)	the Trustee shall hold the Class E Share and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b)	except as specifically authorized by this Agreement, the Trustee shall have no power or authority to sell, transfer, vote or otherwise deal in or with the Class E Share and the Class E Share shall not be used or disposed of by the Trustee for any purpose (including for exercising dissent or appraisal rights relating to the Class E Share) other than the purposes for which this Trust is created pursuant to this Agreement.

3.2	Legended Share Certificates

New BNC shall cause each certificate representing Exchangeable Shares to bear a legend notifying the Beneficiary of such shares of his, her or its right to instruct the Trustee with respect to the exercise of that portion of the Voting Rights which corresponds to the number of Exchangeable Shares held by each such Beneficiary.

3.3	Safe Keeping of Certificate

The certificate representing the Class E Share shall at all times be held in safe keeping by the Trustee or its duly authorized agent.

Article 4
Restriction on Issuance of Exchangeable Shares

4.1	Issuances of Exchangeable Shares

Notwithstanding any other provision of this Agreement, New BNC shall not issue any Exchangeable Shares without the prior written consent of New BN, which consent may be withheld in New BN’s sole discretion.

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Article 5
EXERCISE OF VOTING RIGHTS

5.1	Voting Rights

The Trustee, as the holder of record of the Class E Share, shall be entitled to exercise all of the Voting Rights, including the right to consent to or vote in person or by proxy the Class E Share, on any matter, question, proposal or proposition whatsoever that may properly come before the shareholders of New BN at a New BN Meeting or in connection with a New BN Consent. The Voting Rights shall be and remain vested in and exercisable by the Trustee on behalf of the Beneficiaries as provided in this Agreement. Subject to Section 6.15:

(a)	the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries on the record date established by New BN or by applicable law for such New BN Meeting or New BN Consent who are entitled to instruct the Trustee as to the voting thereof;

(b)	to the extent that no instructions are received from a Beneficiary with respect to the Voting Rights in respect of which such Beneficiary is entitled to instruct the Trustee, the Trustee shall not exercise or permit the exercise of such Voting Rights; and

(c)	without prejudice to paragraph (b) above, under no circumstances shall the Trustee exercise or permit the exercise of a number of Voting Rights which is greater than the number of Exchangeable Shares outstanding at the relevant time.

5.2	Number of Votes

(a)	With respect to all meetings of shareholders of New BN at which holders of Class A Shares are entitled to vote (each, a “New BN Meeting”) and with respect to all written consents sought by New BN from holders of Class A Shares (each, a “New BN Consent”), each Beneficiary shall be entitled to instruct the Trustee to cast, exercise or withhold, in the manner instructed, that number of votes equal to the product of (a) the number of Exchangeable Shares owned of record by such Beneficiary at the close of business on the record date established by New BN or by applicable law for such New BN Meeting or New BN Consent and (b) the Exchange Ratio in effect at such time (the “Beneficiary Votes”), in respect of each matter, question, proposal or proposition to be voted on at such New BN Meeting or consented to in connection with such New BN Consent.

(b)	With respect to the election of directors at a New BN Meeting, each Beneficiary shall be entitled to instruct the Trustee to cast a number of votes equal to the Beneficiary Votes to which such Beneficiary is entitled multiplied by the number of nominees for whom, pursuant to the constating documents of New BN, the Beneficiary would be entitled to vote if such Beneficiary were directly a holder of Class A Shares. A Beneficiary may instruct the Trustee to cast all such votes in favour of one nominee or distribute such votes among the nominees in any manner the Beneficiary sees fit. Where a Beneficiary has instructed the Trustee to vote for

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more than one nominee without specifying the distribution of votes among such nominees, the Beneficiary shall be deemed to have directed the Trustee to divide such votes equally among the nominees for whom the Beneficiary voted.

5.3	Mailings to Shareholders

(1)	With respect to each New BN Meeting or New BN Consent, the Trustee will mail, cause to be mailed or deliver pursuant to notice and access procedures (or otherwise communicate in the same manner as New BN utilizes in communications to holders of Class A Shares, subject to applicable regulatory requirements and to the Trustee being advised in writing of such manner of communications and provided that such manner of communications is reasonably available to the Trustee) to each Beneficiary named in the applicable List on the same day as the mailing (or other delivery or communication) with respect thereto is commenced by New BN to its shareholders:

(a)	a copy of such mailing, together with any related materials, including any proxy circular or information statement or listing particulars, to be provided to shareholders of New BN;

(b)	a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such New BN Meeting or New BN Consent or, pursuant to Section 5.7, to attend such New BN Meeting and to exercise personally the Beneficiary Votes thereat;

(c)	a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give (A) a proxy to such Beneficiary or his, her or its designee to exercise personally such holder’s Beneficiary Votes, or (B) a proxy to a designated agent or other representative of New BN to exercise such holder’s Beneficiary Votes;

(d)	a statement that if no such instructions are received from such Beneficiary, the Beneficiary Votes to which the Beneficiary is entitled will not be exercised;

(e)	a form of direction such Beneficiary may use to direct and instruct the Trustee as contemplated herein; and

(f)	a statement of (A) the time and date by which such instructions must be received by the Trustee in order for such instructions to be binding upon the Trustee, which in the case of a New BN Meeting shall not be earlier than the close of business on the Business Day immediately prior to the date by which New BN has required proxies to be deposited for such meeting, and (B) of the method for revoking or amending such instructions.

(2)	The materials referred to in this Section 5.3 shall be provided to the Trustee by New BN, and the materials referred to in Sections 5.3(1)(b), 5.3(1)(c), 5.3(1)(d), 5.3(1)(e) and 5.3(1)(f) shall (if reasonably practicable to do so) be subject to reasonable comment by the Trustee in a timely manner. Subject to the foregoing, New BN shall ensure that the materials to be provided to the Trustee are provided in sufficient time to permit the Trustee

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to comment as aforesaid and to send all materials to each Beneficiary at the same time as such materials are first sent to holders of Class A Shares. New BN agrees not to communicate with holders of Class A Shares with respect to the materials referred to in this Section 5.3 otherwise than by mail unless such method of communication is also reasonably available to the Trustee for communication with the Beneficiaries. Notwithstanding the foregoing, New BN may, at its option, exercise the duties of the Trustee to deliver copies of all materials to all Beneficiaries as required by this Section 5.3 so long as, in each case, New BN delivers a certificate to the Trustee stating that New BN has undertaken to perform the obligations of the Trustee set forth in this Section 5.3.

(3)	For the purpose of determining the number of Beneficiary Votes to which a Beneficiary is entitled in respect of any New BN Meeting or New BN Consent, the number of Exchangeable Shares owned of record by the Beneficiary shall be determined at the close of business on the record date established by New BN or by applicable law for purposes of determining shareholders entitled to vote at such New BN Meeting or in respect of such New BN Consent. New BN shall notify the Trustee in writing of any decision of the board of directors of New BN with respect to the calling of any New BN Meeting or any New BN Consent and shall provide all necessary information and materials to the Trustee in each case promptly and, in any event, in sufficient time to enable the Trustee to perform the obligations of the Trustee set forth in this Section 5.3.

5.4	Copies of Shareholder Information

New BN shall deliver to the Trustee copies of all proxy materials (including notices of New BN Meetings but excluding proxies to vote Class A Shares), information statements, reports (including all interim and annual financial statements) and other written communications that, in each case, are to be distributed by New BN from time to time to holders of Class A Shares in sufficient quantities and in sufficient time so as to enable the Trustee to send or cause to send those materials to each Beneficiary at the same time as such materials are first sent to holders of Class A Shares. The Trustee shall mail, deliver pursuant to the notice and access procedures or otherwise send to each Beneficiary, at the expense of New BN, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by New BN) received by the Trustee from New BN contemporaneously with the sending of such materials to holders of Class A Shares. The Trustee shall also make available for inspection, on an appointment basis, during regular business hours by any Beneficiary at the Trustee’s principal office in Toronto, Ontario all proxy materials, information statements, reports and other written communications that are:

(a)	received by the Trustee as the registered holder of the Class E Share and made available by New BN generally to the holders of Class A Shares; or

(b)	specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by New BN.

Notwithstanding the foregoing, New BN may, at its option, exercise the duties of the Trustee to deliver copies of all such materials to all Beneficiaries as required by this Section 5.4 so long as,

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in each case, New BN delivers a certificate to the Trustee stating that New BN has undertaken to perform the obligations of the Trustee set forth in this Section 5.4.

5.5	Other Materials

As soon as reasonably practicable after receipt by New BN or shareholders of New BN (if such receipt is known by New BN) of any material sent or given by or on behalf of a third party to holders of Class A Shares generally, including dissident proxy and information circulars (and related information and material) and take-over bid and securities exchange take-over bid circulars (and related information and material), provided such material has not been sent to the Beneficiaries by or on behalf of such third party, New BN shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as reasonably practicable after receipt thereof, the Trustee shall mail or otherwise send to each Beneficiary, at the expense of New BN, copies of all such materials received by the Trustee from New BN. The Trustee shall also make available for inspection, on an appointment basis, during regular business hours by any Beneficiary at the Trustee’s principal office in Toronto, Ontario copies of all such materials. Notwithstanding the foregoing, New BN may, at its option, exercise the duties of the Trustee to deliver copies of all such materials to all Beneficiaries as required by this Section 5.5 so long as, in each case, New BN delivers a certificate to the Trustee stating that New BN has undertaken to perform the obligations of the Trustee set forth in this Section 5.5.

5.6	List of Persons Entitled to Vote

New BNC shall (a) prior to each annual or other New BN Meeting or the seeking of any New BN Consent, and (b) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a “List”) of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with a New BN Meeting or New BN Consent, at the close of business on the record date established by New BN or pursuant to applicable law for determining the holders of Class A Shares entitled to receive notice of and/or to vote at such New BN Meeting or to give consent in connection with a New BN Consent. Each such List shall be delivered to the Trustee promptly after receipt by New BNC of such request or the record date for such meeting or seeking of consent, as the case may be, and, in any event, within sufficient time as to permit the Trustee to perform its obligations under this Agreement. New BN agrees to give New BNC notice (with a copy to the Trustee) of the calling of any New BN Meeting or the seeking of any New BN Consent, together with the record date therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent, so as to enable New BNC to perform its obligations under this Section 5.6.

5.7	Entitlement to Direct Votes

Subject to Section 5.8 and Section 5.11, any Beneficiary named in a List prepared in connection with any New BN Meeting or New BN Consent shall be entitled to (a) instruct the Trustee in the manner described in Section 5.2 with respect to the exercise of the Beneficiary Votes to which

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such Beneficiary is entitled, (b) attend such meeting and personally exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled, or (c) appoint a third party as the proxy of the Trustee to attend such meeting and exercise thereat the Beneficiary Votes to which such Beneficiary is entitled except, in each case, to the extent that such Beneficiary has transferred the ownership of any Exchangeable Shares in respect of which such Beneficiary is entitled to Beneficiary Votes after the close of business on the record date for such meeting or seeking of consent.

5.8	Voting by Trustee and Attendance of Trustee Representative at Meeting

(1)	In connection with each New BN Meeting and New BN Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 5.2, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions) other than any Beneficiary Votes that are the subject of Section 5.8(2); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by the Trustee for receipt of such instruction in the notice given by the Trustee to the Beneficiary pursuant to Section 5.3.

(2)	To the extent so instructed in accordance with the terms of this Agreement, the Trustee shall cause a representative who is empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights enabling a Beneficiary to attend a New BN Meeting. Upon submission by a Beneficiary (or its designee) named in the List prepared in connection with the relevant meeting of identification satisfactory to the Trustee’s representative, and at the Beneficiary’s request, such representative shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either (i) has not previously given the Trustee instructions pursuant to Section 5.3 in respect of such meeting or (ii) submits to such representative written revocation of any such previous instructions. At such meeting, the Beneficiary (or its designee) exercising such Beneficiary Votes in accordance with such proxy shall have the same rights in respect of such Beneficiary Votes as the Trustee to speak at the meeting in favour of any matter, question, proposal or proposition, to vote by way of ballot at the meeting in respect of any matter, question, proposal or proposition, and to vote at such meeting by way of a show of hands in respect of any matter, question, proposal or proposition.

(3)	Notwithstanding any other provision of this Agreement, New BN may, at its option, undertake to perform any or all of the obligations of the Trustee relating to:

(a)	the mailing or other distribution of materials to Beneficiaries in connection with any New BN Meeting or New BN Consent; and

(b)	the collection and receipt of voting instructions from Beneficiaries,

so long as New BN delivers a certificate to the Trustee stating that New BN has undertaken to perform such obligations. Where New BN has so undertaken, New BN may authorize a

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third-party tabulator or other agent (including a transfer agent, proxy solicitation firm or financial services provider) to collect and receive directly the votes from the holders of Exchangeable Shares on New BN’s behalf, and the Trustee shall be entitled to act or refrain from acting and rely and shall be protected in acting or refraining to act and relying on voting instructions received by New BN or its authorized agent as if such instructions had been received directly by the Trustee. For greater certainty, following receipt of such voting instructions (whether received by the Trustee directly or through New BN or its authorized agent), the Trustee shall exercise the Beneficiary Votes in accordance with such instructions as contemplated herein.

5.9	Distribution of Written Materials

Any written materials distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be sent by mail (or otherwise communicated in the same manner as New BN utilizes in communications to holders of Class A Shares subject to applicable regulatory requirements and to the Trustee being advised in writing of such manner and provided such manner of communications is reasonably available to the Trustee) to each Beneficiary at its address as shown on the register of holders of Exchangeable Shares maintained by the registrar. In connection with each such distribution, New BNC shall provide or cause to be provided to the Trustee for purposes of communication, on a timely basis and without charge or other expense, a current List, and upon the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this Agreement. The materials referred to in this Section 5.9 which are provided to the Trustee shall be subject to review and comment by the Trustee. New BNC’s obligations under this Section 5.9 shall be deemed satisfied to the extent New BN exercises its option to perform the duties of the Trustee to deliver copies of materials to each Beneficiary and New BNC provides the required information and materials to New BN.

5.10	Termination of Voting Rights

Except as otherwise provided in the Exchangeable Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall lapse and be deemed to be surrendered by the Beneficiary to New BN or any New BN Designee, as the case may be, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately upon:

(a)	the retraction or redemption of Exchangeable Shares pursuant to Section 7 and Section 8 of the Exchangeable Share Provisions;

(b)	the effective date of the liquidation, dissolution or winding-up of New BNC or any other distribution of the assets of New BNC among its shareholders for the purpose of winding up its affairs pursuant to Section 6 of the Exchangeable Share Provisions; or

(c)	the purchase of Exchangeable Shares from the holder thereof by New BN or any New BN Designee, as the case may be, pursuant to the exercise by New BN or any New BN Designee of the Redemption Call Right or the Retraction Call Right

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(unless, in any case, New BN or any New BN Designee, as the case may be, shall not have delivered the requisite consideration deliverable in exchange therefor).

5.11	Disclosure of Interest in Exchangeable Shares

The Trustee or New BNC shall be entitled to require any Beneficiary or any person whom the Trustee or New BNC, as the case may be, knows or has reasonable cause to believe holds any interest whatsoever in an Exchangeable Share to (a) confirm that fact, or (b) give such details as to whom has an interest in such Exchangeable Share, in each case as would be required (if the Exchangeable Shares were a class of “equity securities” of New BNC) under Section 5.2 of National Instrument 62-104 Take-Over Bids and Issuer Bids or as would be required under the articles of New BN or any laws or regulations, or pursuant to the rules or regulations of any regulatory agency, if and only to the extent that the Exchangeable Shares were Class A Shares. If a Beneficiary does not provide the information required to be provided by such Beneficiary pursuant to this Section 5.11, the board of directors of New BN may take any action permitted under the articles or by-laws of New BN or any laws or regulations, or pursuant to the rules or regulations of any regulatory agency, with respect to the Voting Rights relating to the Exchangeable Shares held by such Beneficiary as if, and only to the extent that, the Exchangeable Shares were Class A Shares.

Article 6
CONCERNING THE TRUSTEE

6.1	Powers and Duties of the Trustee

(1)	The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a)	receipt and deposit of the Class E Share from New BN as trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b)	granting proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c)	voting the Beneficiary Votes on the direction and behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(d)	holding title to the Trust Estate;

(e)	investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(f)	taking action at the direction of a Beneficiary or Beneficiaries to enforce the obligations of New BN, New BNC and any New BN Designee under this Agreement; and

(g)	taking such other actions and doing such other things as are specifically provided in this Agreement to be carried out by the Trustee.

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(2)	In the exercise of such rights, powers, duties and authorities, the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons. For greater certainty, the Trustee shall have only those duties as are set out specifically in this Agreement.

(3)	The Trustee, in exercising its rights, powers, duties and authorities hereunder, shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(4)	The Trustee shall retain the right not to act and shall not be liable for refusing to act if, it is due to a lack of information or instructions or the Trustee, in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Agreement or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body.

(5)	The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2	No Conflict of Interest

The Trustee represents to New BN, New BNC and any New BN Designee that, at the date of execution and delivery of this Agreement, to the best of the Trustee’s knowledge, there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Ontario Superior Court of Justice for an order that the Trustee be replaced as Trustee hereunder.

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6.3	Dealings with Transfer Agents, Registrars, etc.

Each of New BN, New BNC and any New BN Designee irrevocably authorizes the Trustee, from time to time, to:

(a)	consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares; and

(b)	requisition, from time to time, from any such registrar or transfer agent, any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement.

6.4	Books and Records

The Trustee shall keep available for inspection during regular business hours by New BN, New BNC and any New BN Designee at the Trustee’s principal office in Toronto, Ontario correct and complete books and records of account relating to the Trust created by, and Trustee’s actions under, this Agreement, including all relevant data relating to mailings and instructions to and from Beneficiaries. On or before January 15, 2028, and on or before January 15 in every year thereafter, so long as the Class E Share is registered in the name of the Trustee, the Trustee shall transmit to New BN, New BNC and any New BN Designee a brief report, dated as of the preceding December 31, with respect to:

(a)	the property and funds comprising the Trust Estate as of that date; and

(b)	any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported.

6.5	Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file, or cause to be prepared and filed, on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law, by any court, tribunal, government, governmental or regulatory agency or public official, or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors (who may be experts or advisors to New BN, New BNC and/or any New BN Designee) as the Trustee considers necessary or advisable. If requested by the Trustee, New BN shall retain or cause to be retained qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6	Indemnification Prior to Certain Actions by Trustee

(1)	The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby,

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provided that no Beneficiary shall be obligated to furnish to the Trustee any such funding, security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Class E Share pursuant to Article 5, subject to Section 6.15.

(2)	None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur liability, financial or otherwise in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7	Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8	Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon lists, mailing labels, notices, statutory declarations, certificates, opinions, reports, or other papers or documents furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such lists, mailing labels, notices, statutory declarations, certificates, opinions, reports, or other papers or documents comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9	Evidence and Authority to Trustee

(1)	New BN, New BNC and/or any New BN Designee shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by New BN, New BNC and/or any New BN Designee or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including in respect of the Voting Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of New BN, New BNC and/or any New BN Designee promptly if and when:

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(a)	such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b)	the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives New BN, New BNC and/or any New BN Designee written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(2)	Such evidence shall consist of an Officer’s Certificate of New BN, New BNC and/or any New BN Designee or a statutory declaration or a certificate made by persons entitled to sign an Officer’s Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

(3)	Whenever such evidence relates to a matter other than the Voting Rights or the taking of any other action to be taken by the Trustee at the request or on the application of New BN, New BNC and/or any New BN Designee, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert or any other person whose qualifications give authority to a statement made by such person; provided, however, that if such report or opinion is furnished by a director, officer or employee of New BN, New BNC and/or any New BN Designee it shall be in the form of an Officer’s Certificate or a statutory declaration.

(4)	Each statutory declaration, Officer’s Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(a)	declaring that such person has read and understands the provisions of this Agreement relating to the condition in question;

(b)	describing the nature and scope of the examination or investigation upon which such person based the statutory declaration, certificate, statement or opinion; and

(c)	declaring that such person has made such examination or investigation as such person believes is necessary to enable such person to make the statements or give the opinions contained or expressed therein.

6.10	Experts, Advisers and Agents

The Trustee may:

(a)	in relation to these presents act and rely, and shall be protected in acting and relying, on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer or other expert, whether retained by the Trustee or by New BN, New BNC and/or any New BN Designee or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay

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proper and reasonable compensation for all such legal and other advice or assistance as aforesaid;

(b)	employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder; and

(c)	pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all reasonable disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11	Investment of Moneys Held by Trustee

(a)	Until such time as the Trustee is in receipt of a direction from New BNC to invest any moneys held by it in Authorized Investments, the Trustee may hold cash balances constituting part of all of the funds in an interest bearing account, and may, but need not, invest the same in the deposit department of a Canadian chartered bank and its Affiliates, and the Trustee and its Affiliates shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Trustee and its Affiliates.

(b)	Any direction from New BNC to the Trustee to invest the funds shall be in writing and shall be provided to the Trustee no later than 9:00 a.m. (Toronto Time) on the day on which the investment is to be made. Any such direction received by the Trustee after 9:00 a.m. (Toronto Time) or received on a non-Business Day shall be deemed to have been given prior to 9:00 a.m. (Toronto Time) the next Business Day.

(c)	In the event that the Trustee does not receive a direction or receives only a partial direction, the Trustee shall continue to hold cash balances constituting part or all of the funds in accordance with (a) above.

(d)	The Trustee shall have no liability for any investment losses, including without limitation any market loss on any investment liquidated prior to maturity in order to make a payment required hereunder.

6.12	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13	Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of New BN, New BNC and/or any New BN Designee

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or of the respective directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act and rely, and shall be protected in acting and relying, upon any such copy purporting to be authenticated and believed by the Trustee to be genuine. The Trustee shall have the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any sanctions legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any sanctions legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on fifteen days written notice to the other parties to this Agreement, provided that (a) the Trustee’s written notice shall describe the circumstances of such non-compliance to the extent permitted under any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, and (b) if such circumstances are rectified to the Trustee’s satisfaction within such fifteen day period, such resignation shall not be effective.

6.14	Authority to Carry on Business

The Trustee represents to New BN, New BNC and any New BN Designee that, at the date of execution and delivery by it of this Agreement, it is authorized to carry on the business of a trust company in each of the provinces and territories of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement, the Voting Rights and the other rights granted in or resulting from the Trustee being a party to this Agreement shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province or territory of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15	Conflicting Claims

(1)	If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, in its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any Voting Rights or other rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a)	the rights of all adverse claimants with respect to the Voting Rights or other rights subject to such conflicting claims or demands have been adjudicated by a final judgement of a court of competent jurisdiction and all rights of appeal have expired; or

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(b)	all differences with respect to the Voting Rights or other rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

(2)	If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16	Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for, by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

6.17	Third Party Interests

Each party to this Agreement hereby represents to the Trustee that any account to be opened by, or interest to be held by the Trustee in connection with this Agreement, for or to the credit of such party, either (a) is not intended to be used by or on behalf of any third party, or (b) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

6.18	Privacy

(1)	The parties acknowledge that Canadian federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, no party shall take or direct any action that would contravene, or cause the others to contravene, applicable Privacy Laws. The parties shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees (a) to have a designated chief privacy officer, (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry, (c) to use personal information solely for the purposes of providing its services under or ancillary to this Agreement and not to use it for any other purpose except with the consent of or direction from the other parties or the individual involved, (d) not to sell or otherwise improperly disclose personal information to any third party, and (e) to employ administrative, physical and technological

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safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

(2)	The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about the parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Trustee manage its servicing relationships with such individuals;

(c)	to meet the Trustee’s legal and regulatory requirements; and

(d)	if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verifying an individual’s identity for security purposes.

Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in connection with this Agreement for the purposes described above, in the manner and on the terms described in its privacy code, including revisions thereto, available on the Trustee’s website or upon request.

(3)	The Trustee may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Article 7
COMPENSATION

7.1	Fees and Expenses of the Trustee

New BN, New BNC and any New BN Designee jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and shall reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes (other than taxes based on the net income or capital of the Trustee), fees paid to legal counsel and other experts and advisors and agents and travel expenses) and disbursements, including the reasonable cost and expense of any suit or litigation of any character and any proceedings before any governmental agency, in each case reasonably incurred by the Trustee in connection with the carrying out of its rights and its duties under this Agreement; provided, however, that New BN, New BNC and any New BN Designee shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation or any such proceedings in which the Trustee is determined to have acted in bad faith or with fraud, gross negligence or wilful misconduct.

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Article 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1	Indemnification of the Trustee

In addition to and without derogation of any other protection afforded to the Trustee hereunder or otherwise at law, New BN, New BNC and any New BN Designee jointly and severally indemnify and hold harmless the Trustee and its affiliates and each of their respective directors, officers, employees and agents appointed and acting in accordance with this Agreement (collectively, the “Indemnified Parties”) against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable fees and expenses of the Trustee’s legal counsel) which, without fraud, gross negligence, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason of or as a result of the Trustee’s acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instructions (to be confirmed in writing) delivered to the Trustee by New BN, New BNC or any New BN Designee pursuant hereto. In no case shall New BN, New BNC and any New BN Designee be liable under this indemnity for any claim against any of the Indemnified Parties unless New BN, New BNC or any New BN Designee shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim. Subject to (ii), below, New BN, New BNC and any New BN Designee shall be entitled to participate at their own expense in the defense and, if New BN, New BNC or any New BN Designee so elect at any time after receipt of such notice, either of them may assume the defense of any suit brought to enforce any such claim. The Trustee shall have the right to employ separate counsel in any suit and participate in the defense thereof but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment of such counsel has been authorized by New BN, New BNC or any New BN Designee, such authorization not to be unreasonably withheld; or (ii) the named parties to any such suit include both the Trustee and New BN, New BNC or any New BN Designee and the Trustee shall have been advised by counsel acceptable to New BN, New BNC or any New BN Designee that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to New BN, New BNC or any New BN Designee and that an actual or potential conflict of interest exists (in which case New BN, New BNC and any New BN Designee shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the resignation or removal of the Trustee and the termination of the Trust.

8.2	Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is attributable to the bad faith, fraud, gross negligence or wilful misconduct on the part of the Trustee. Notwithstanding any other provision

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of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Trustee shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits, or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

8.3	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 8.3.

Article 9
CHANGE OF TRUSTEE

9.1	Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to New BN, New BNC and any New BN Designee specifying the date on which it desires to resign, provided that such notice shall not be given less than 30 days before such desired resignation date unless New BN, New BNC and any New BN Designee otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, New BN, New BNC and any New BN Designee shall promptly appoint a successor trustee, which successor trustee shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces and territories of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, New BN, New BNC and any New BN Designee shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2	Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days’ prior notice by written instrument executed by New BN, New BNC and any New BN Designee, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee, provided that such removal shall not take effect until the date of acceptance of appointment by the successor trustee.

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9.3	Successor Trustee

Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to New BN, New BNC and any New BN Designee and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of New BN, New BNC and any New BN Designee or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due to it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the request of any such successor trustee, New BN, New BNC, any New BN Designee and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers.

9.4	Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, New BN, New BNC and any New BN Designee shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary specified in a List. If New BN, New BNC or any New BN Designee shall fail to cause such notice to be mailed within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of New BN, New BNC and any New BN Designee.

Article 10
New BN SUCCESSORS

10.1	Certain Requirements in Respect of Combination, etc.

So long as any Exchangeable Shares not owned by New BN or its subsidiaries are outstanding, New BN shall not enter into any transaction (whether by way of reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of an amalgamation or merger, of the continuing corporation resulting therefrom, provided that it may do so if:

(a)	such other person or continuing corporation (the “New BN Successor”), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are necessary or advisable to evidence that the New BN Successor (A) (i) will honour the terms of the Class E Share or (ii) will issue a replacement exchangeables limited voting share that will give the Trustee equivalent rights as the Class E Share and (B) agrees to observe and perform all the covenants and obligations of New BN under this Agreement; and

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(b)	such transaction shall, to the satisfaction of the Trustee acting and relying on the opinion of legal counsel to the Trustee, be upon such terms and conditions as to substantially preserve and not impair any of the rights, duties, powers and authorities of the Trustee or the holders of the Exchangeable Shares.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the parties, if required by Section 10.1, shall execute and deliver the supplemental trust agreement provided for in Section 10.1(a) and thereupon the New BN Successor and such other person that may then be the issuer of the Class A Shares shall possess and from time to time may exercise each and every right and power of New BN under this Agreement in the name of New BN or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the board of directors of New BN or any officers of New BN may be done and performed with like force and effect by the directors or officers of such New BN Successor.

10.3	Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing (a) the amalgamation or merger of any wholly-owned direct or indirect subsidiary of New BN (other than New BNC or any New BN Designee) with or into New BN, (b) the winding-up, liquidation or dissolution of any wholly-owned direct or indirect subsidiary of New BN (other than New BNC or any New BN Designee), provided that all of the assets of such subsidiary are transferred to New BN or another wholly-owned direct or indirect subsidiary of New BN, (c) any other distribution of the assets of any wholly-owned direct or indirect subsidiary of New BN among the shareholders of such subsidiary for the purpose of winding up its affairs, and (d) any such transactions that are expressly permitted by this Article 10.

10.4	Successor Transactions

Notwithstanding the foregoing provisions of this Article 10, in the event of a New BN Control Transaction:

(a)	in which New BN merges or amalgamates with, or in which all or substantially all of the then outstanding Class A Shares are acquired by, one or more other corporations to which New BN is, immediately before such merger, amalgamation or acquisition, “related” within the meaning of the Income Tax Act (Canada) (otherwise than by virtue of a right referred to in paragraph 251(5)(b) thereof);

(b)	which does not result in an acceleration of the Redemption Date in accordance with paragraph (ii) of the definition of Redemption Date in the Exchangeable Share Provisions; and

(c)	in which all or substantially all of the then outstanding Class A Shares are converted into or exchanged for shares or rights to receive such shares (the “Other Shares”) of another corporation (the “Other Corporation”) that, immediately after such New BN Control Transaction, owns or controls, directly or indirectly, New BN;

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then, (i) all references herein to “New BN” shall thereafter be and be deemed to be references to “Other Corporation” and all references herein to “Class A Shares” shall thereafter be and be deemed to be references to “Other Shares” (with appropriate adjustments, if any, as are required to result in a holder of Exchangeable Shares on the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions immediately subsequent to the New BN Control Transaction being entitled to receive that number of Other Shares equal to the number of Other Shares such holder of Exchangeable Shares would have received if the exchange, redemption or retraction of such shares pursuant to the Exchangeable Share Provisions had occurred immediately prior to the New BN Control Transaction and the New BN Control Transaction was completed) but subject to subsequent adjustments to reflect any subsequent changes in the share capital of the issuer of the Other Shares, including any subdivision, consolidation or reduction of share capital, without any need to amend the terms and conditions of this Agreement and without any further action required, and (ii) New BN shall cause the Other Corporation to deposit one or more voting securities of such Other Corporation to allow Beneficiaries to exercise voting rights in respect of the Other Corporation substantially similar to those provided for in this Agreement.

Article 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1	Amendments, Modifications, etc.

Subject to Section 11.2, 11.4 and 13.1 this Agreement may not be amended or modified except by an agreement in writing executed by New BN, New BNC, any New BN Designee and the Trustee and approved by the Beneficiaries in accordance with Section 11 of the Exchangeable Share Provisions.

11.2	Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a)	adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the board of directors of each of New BN, New BNC and any New BN Designee shall be of the good faith opinion, and subject to receipt by the Trustee of an opinion of counsel to the Trustee, that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b)	evidencing the succession of New BN Successors and the covenants of and obligations assumed by each such New BN Successor in accordance with the provisions of Article 10;

(c)	making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder which, in the good faith opinion of the board of directors of each of New BN, New BNC and any New BN Designee and in the opinion of the Trustee it may be expedient to make, provided that each such board of directors and the Trustee shall

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be of the good faith opinion, after consultation with counsel, that such amendments or modifications will not be prejudicial to the rights or interests of the Beneficiaries; or

(d)	making such changes or corrections which, on the advice of counsel to New BN, New BNC, any New BN Designee and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that each such board of directors and the Trustee shall be of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the rights or interests of the Beneficiaries.

11.3	Meeting to Consider Amendments

New BNC, at the request of New BN, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the articles of New BNC, the Exchangeable Share Provisions and all applicable laws.

11.4	Changes in Capital of New BN and New BNC

Notwithstanding the provisions of Section 11.1, in the event either Class A Shares or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Class A Shares or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5	Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. Notwithstanding the provisions of Section 11.1, from time to time New BN, New BNC and any New BN Designee (in each case, when authorized by a resolution of its board of directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a)	evidencing the succession of New BN Successors and the covenants of and obligations assumed by each such New BN Successor in accordance with the provisions of Article 10 and the successors of the Trustee or any successor trustee in accordance with the provisions of Article 9;

(b)	making any additions to, deletions from or alterations of the provisions of this Agreement or the Voting Rights, that, in the opinion of the Trustee, acting and relying on the opinion of counsel to the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, acting

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and relying on the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to New BN, New BNC, any New BN Designee, the Trustee or this Agreement; and

(c)	for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment or modification to this Agreement as contemplated hereby; provided that, in the opinion of the Trustee, the rights, duties and authorities of the Trustee and, in the opinion of the Trustee, acting and relying on the advice of counsel to the Trustee, the rights of the Beneficiaries, will not be prejudiced thereby.

Article 12
TERMINATION

12.1	Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a)	no outstanding Exchangeable Shares are held by a Beneficiary;

(b)	each of New BN, New BNC and any New BN Designee elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 11(b) of the Exchangeable Share Provisions; and

(c)	21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2	Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

Article 13
GENERAL

13.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

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13.2	Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and assigns and, subject to the terms hereof, to the benefit of the Beneficiaries.

13.3	Notices to Parties

Any notice and other communications required or permitted to be given pursuant to this Agreement shall be sufficiently given if delivered in person or if sent by registered letter, postage prepaid, or if sent by confirmed email or facsimile transmission (provided such transmission is recorded as being transmitted successfully) to the parties at the following addresses:

(a)	In the case of New BN, at the following address:

Brookfield Corporation Ltd.

91 Front Street, 1st Floor

Hamilton, Pembroke, HM 12, Bermuda

(b)	In the case of New BNC, at the following address:

Brookfield Canada Corporation

Brookfield Place

181 Bay Street, EP 100

Toronto, Ontario M5J 2T3

(c)	In the case of Trustee, at the following addresses:

TSX Trust Company

1701-1190 Avenue des Canadiens-de-Montréal

Montreal, QC H3B 0G7

Attention: Head, Corporate Trust

Email: tsxcorporatetrust@tmx.com

and such notice or other communication shall be deemed to have been given and received (x) if delivered on a Business Day prior to 5:00 p.m. (local time in the place where the notice or other communication is received), on the date of delivery, or (y) otherwise, on the next Business Day. Either party may change its address for notice by giving notice to the other parties in accordance with the foregoing provisions.

13.4	Notice to Beneficiaries

Any notice, request or other communication to be given to a Beneficiary shall be given or sent to the address of the holder recorded in the securities register of New BNC or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder, in any manner permitted by the articles of New BNC, and shall be deemed received at the time specified by such articles. Accidental failure or omission to give any notice, request or other

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communication to one or more holders of Exchangeable Shares, or any defect in such notice, shall not invalidate or otherwise alter or affect any action or proceeding to be taken pursuant thereto.

13.5	Counterparts

This Agreement may be executed (including electronically) in any number of counterparts and may be delivered in PDF format by email. Each counterparty, when so executed, shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6	Jurisdiction

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

13.7	Attornment

Each of New BN, New BNC, any New BN Designee and the Trustee agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of the said courts in any such action or proceeding, agrees to be bound by any judgement of the said courts and not to seek, and hereby waives, any review of the merits of any such judgement by the courts of any other jurisdiction, and New BN hereby appoints New BNC at its registered office in the Province of Ontario as attorney for service of process.

13.8	Communications Methods

The Trustee shall be entitled to treat a facsimile, pdf or e-mail communication or communication by other similar electronic means in a form satisfactory to the Trustee (“Electronic Methods”) from a person purporting to be (and whom the Trustee, acting reasonably, believes in good faith to be) the authorized representative of a party, as sufficient instructions and authority of the party for the Trustee to act and shall have no duty to verify or confirm that such person is so authorized. The parties hereto acknowledge that they are fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than Electronic Methods.

[Remainder of this page left intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BROOKFIELD CORPORATION LTD.

By:
Name:
Title:

BROOKFIELD CANADA CORPORATION

By:
Name:
Title:

TSX TRUST COMPANY

By:
Name:
Title:

By:
Name:
Title:

[Signature Page to Voting Trust Agreement]

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Appendix I – BN Dissent Rights

Section 185 of the OBCA

Rights of dissenting shareholders

185 (1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a)	amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of Shares of a class or series of the shares of the corporation;

(b)	amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c)	amalgamate with another corporation under sections 175 and 176;

(d)	be continued under the laws of another jurisdiction under section 181;

(d.1) be continued under the Co-operative Corporations Act under section 181.1;

(d.2) be continued under the Not-for-Profit Corporations Act, 2010 under section 181.2; or

(e)	sell, lease or exchange all or substantially all its property under subsection 184 (3), a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in, clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

subsection 170 (5) or (6).

One class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Exception

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment, amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

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Shareholder’s right to be paid fair value

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.

Idem

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Certificates to be sent in

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates, if any, representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

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Endorsement on certificate

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)	the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)	the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)	the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10).

Same

(14.1) A dissenting shareholder whose rights are reinstated under subsection (14) is entitled, upon presentation and surrender to the corporation or its transfer agent of any share certificate that has been endorsed in accordance with subsection (13),

(a)	to be issued, without payment of any fee, a new certificate representing the same number, class and series of shares as the certificate so surrendered; or

(b)	if a resolution is passed by the directors under subsection 54 (2) with respect to that class and series of shares,

(i)	to be issued the same number, class and series of uncertificated shares as represented by the certificate so surrendered, and

(ii)	to be sent the notice referred to in subsection 54 (3).

Same

(14.2) A dissenting shareholder whose rights are reinstated under subsection (14) and who held uncertificated shares at the time of sending a notice to the corporation under subsection (10) is entitled,

(a)	to be issued the same number, class and series of uncertificated shares as those held by the dissenting shareholder at the time of sending the notice under subsection (10); and

(b)	to be sent the notice referred to in subsection 54 (3).

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Offer to pay

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)	a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)	has sent to the corporation the notice referred to in subsection (10); and

(b)	has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

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of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)	withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

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Idem

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)	the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

Court order

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

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Appendix J – Interim Order

(See attached)

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Commercial List Court File No. CL-26-00000224-0000

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 29th
JUSTICE J. DIETRICH	)	DAY OF MAY 2026
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BROOKFIELD CORPORATION, BROOKFIELD WEALTH SOLUTIONS LTD. AND BROOKFIELD CORPORATION LTD.

BROOKFIELD CORPORATION, BROOKFIELD WEALTH SOLUTIONS LTD. AND BROOKFIELD CORPORATION LTD.

Applicants

INTERIM ORDER

THIS MOTION made by the Applicants, Brookfield Corporation (“BN”), Brookfield Wealth Solutions Ltd. (“BWS”), Brookfield Corporation Ltd. (“New BN”) for an interim order for advice and directions pursuant to section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the “OBCA”), in connection with an arrangement transaction (the “Arrangement”) involving BN, BWS and New BN was heard this day by Zoom.

ON READING the Notice of Motion, the Notice of Application issued on May 19, 2026 and the affidavit of Swati Mandava, sworn May 27, 2026 (the “Mandava Affidavit”), including the plan of arrangement, which is attached as Schedule A to Appendix H to the draft management information circular of BN (the “Circular”), which is attached as Exhibit “A” to

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the Mandava Affidavit, on being advised that the shareholders of BWS (a) are interested parties affected by the Arrangement, the fairness of which will be assessed in part by reference to their interests, (b) will be voting to approve the Arrangement at a meeting of shareholders of BWS (the “BWS Shareholders Meeting) called and held in accordance with the constating documents of BWS and applicable law, and (c) will be provided with notice of this proceeding and the right to be heard at the return of the Application, and

ON BEING ADVISED that the Director appointed under the OBCA has been notified in respect of the Arrangement and the Interim Order motion and does not intend to appear,

ON BEING ADVISED that the approval of the Arrangement on the basis that it is fair and reasonable will be relied upon by the Applicants in connection with a registration exemption pursuant to Section 3(a)(10) of the US Securities Act of 1933, as amended, and

ON HEARING submissions of counsel for the Applicants,

Definitions

1.            THIS COURT ORDERS that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Mandava Affidavit or the Circular or otherwise as specifically defined herein.

The Meeting

2.            THIS COURT ORDERS that BN is permitted to call, hold and conduct an annual and special meeting (the “Meeting”) of the holders of BN Shares to be held virtually as an electronic meeting on July 16, 2026 at 10:30 a.m. (Toronto time) in order for BN Shareholders to consider and, if determined advisable, approve the BN Resolutions.

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3.            THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the by-laws of BN and the notice of special meeting which accompanies the Circular (the “Notice of Meeting”), subject to what may be provided hereafter and subject to further order of this Court.

4.            THIS COURT ORDERS that the record date (the “Record Date”) for determination of the BN Shareholders entitled to notice of, and to vote at, the Meeting shall be May 29, 2026. Any adjournment or postponement of the Meeting, as set out in paragraph 11 below, will not result in a change to the Record Date.

5.            THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	BN Shareholders or their proxyholders;

(b)	the officers, directors and advisors of BN; and

(c)	other persons who may receive the permission of the Chair of the Meeting.

6.            THIS COURT ORDERS that BN may transact such other business at the Meeting as is contemplated in the Circular, or as may otherwise be properly before the Meeting, including the Company Incentive Plan Resolutions.

Chair of the Meeting & Quorum

7.            THIS COURT ORDERS that the Chair of the Meeting shall be determined by BN and that the quorum at the Meeting shall be two persons present in person or virtually at the opening of the Meeting who are entitled to vote at the Meeting as BN Shareholders or as proxyholders.

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Amendments to the Arrangement and Plan of Arrangement

8.            THIS COURT ORDERS that BN is authorized to make, subject to the terms of the Transaction Agreement and paragraph 9 below such amendments, modifications or supplements to the Arrangement or Plan of Arrangement as it may determine without any additional notice to BN Shareholders, or others entitled to receive notice under paragraphs 12-14 hereof and the Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to BN Shareholders at the Meeting and shall be the subject of the BN Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

9.            THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement made after initial notice is provided as contemplated in paragraphs 12-14, below, which would, if disclosed, reasonably be expected to affect a BN Shareholder’s decision to vote for or against the BN Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, electronic transmission, or by the method most reasonably practicable in the circumstances, as BN may determine.

Amendments to the Circular

10.            THIS COURT ORDERS that, subject to the terms of the Transaction Agreement, BN is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraph 12-14.

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Adjournments and Postponements

11.            THIS COURT ORDERS that BN, if it deems advisable and subject to the terms of the Transaction Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of BN Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as BN may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.            THIS COURT ORDERS that, in order to effect notice of the Meeting, BN shall send the notice, advising of the availability of access to the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal and election form, along with such amendments or additional documents as BN may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”), will be distributed to registered and non-registered BN Shareholders at the close of business on the Record Date, at least thirty (30) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, using the “notice and access” procedures as follows:

(a)	BN will send a notice containing the information required by section 9.1.1(1)(a) of National Instrument 51-102 (“NI 51-102”) and section 2.7.1(1)(a) of National Instrument 54-101 (“NI 54-101”) (the “Notice-and-Access Notice”), together with the form of proxy, to all registered BN Shareholders at least thirty days prior to the date of the BN Meeting, informing them that the BN Circular and proxy-

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related materials are available online and explaining how the BN Circular may be accessed;

(b)	BN will provide sufficient copies of the Notice-and-Access Notice to intermediaries and registered nominees in a timely manner, in accordance with NI 54-101; and

(c)	instead of mailing the BN Circular to BN Shareholders, BN will post the BN Circular and proxy-related materials on its website at https://bn.brookfield.com under “News & Events – Events” and on BN’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

13.            BN Shareholders may request paper copies of the BN Circular from BN, in which case BN will mail the BN Circular within three business days of any such request, provided the request is made before the date of the BN Meeting.

14.            BN shall distribute the BN Circular, the form of proxy and the letter of transmittal to the directors and the auditor of BN by recognized courier service, by pre-paid ordinary or first-class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one days prior to the date of the BN Meeting, excluding the date of sending and the date of the BN Meeting.

15.           Compliance with paragraphs 12 - 14 shall constitute sufficient notice of the Meeting.

16.           THIS COURT ORDERS that accidental failure or omission by BN to give notice of the Meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the

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reasonable control of BN, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of BN, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

17.            THIS COURT ORDERS that BN is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials as BN may determine in accordance with the terms of the Transaction Agreement (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, pre-paid ordinary mail, electronic transmission, or by the method most reasonably practicable in the circumstances, as BN may determine.

18.            THIS COURT ORDERS that distribution of the Meeting Materials pursuant to paragraph 12 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraph 12 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

19.            THIS COURT ORDERS that BN is authorized to use the form of proxy, letter of transmittal and election form substantially in the form of the drafts attached as exhibits to the Mandava Affidavit with such amendments and additional information as BN may determine are

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necessary or desirable, subject to the terms of the Transaction Agreement. BN is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and by mail or such other forms of personal or electronic communication as it may determine. BN may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by BN Shareholders, if BN deems it advisable to do so.

20.            THIS COURT ORDERS that BN Shareholders shall be entitled to revoke their proxies as provided in the Circular.

Voting

21.            THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the BN Resolution, or such other business as may be properly brought before the Meeting, shall be those BN Shareholders who hold BN Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the BN Resolution.

22.            THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per BN Class A Share and one vote per BN Class B Share and that in order for the Arrangement to be implemented, subject to further Order of this Court, the BN Resolution must be passed, with or without variation, at the Meeting by:

(a)	the affirmative vote of not less than 66⅔% of the votes cast by the holders of BN Class A Shares present in person or represented by proxy at the BN Shareholders’ Meeting; and

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(b)	the affirmative vote of not less than 66⅔% of the votes cast by the holders of BN Class B Shares present in person or represented by proxy at the BN Shareholders’ Meeting.

Such votes shall be sufficient to authorize the Applicant to do all such acts and things as may be necessary or desirable to give effect to the Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by BN Shareholders, subject only to final approval of the Arrangement by this Court.

23.            THIS COURT ORDERS that the by-laws of BN shall apply to matters properly brought before the Meeting pertaining to items of business affecting BN other than in respect of the BN Resolution.

24.            THIS COURT ORDERS that the Arrangement and the BWS Bye-Law Amendment must also be approved by BWS Shareholders as required by the constating documents and applicable law at the BWS Shareholders Meeting, which meeting shall be called and held in accordance with the constating documents of BWS and applicable law.

Dissent Rights

25.            THIS COURT ORDERS that each registered holder of BN Class A Shares shall be entitled to exercise Dissent Rights in connection with the BN Resolution in accordance with the terms set out in the Circular and this Interim Order.

26.            THIS COURT ORDERS that any registered holder of BN Class A Shares who duly exercise such Dissent Rights set out in paragraph 25 above and who:

(a)	is ultimately entitled to be paid the fair value for their BN Class A Shares pursuant to the Dissent Rights shall not be entitled to any other payment or consideration,

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including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights; or

(b)	is for any reason ultimately determined by this Court not to be entitled to be paid fair value for his, her or its BN Shares pursuant to the exercise of the Dissent Right shall be deemed to have participated in the Arrangement on the same basis and at the same time as any non-dissenting holder of BN Class A Shares;

but in no case shall BN, BWS or New BN or any other person be required to recognize such BN Shareholder as a holder of BN Shares at or after the date upon which the Arrangement becomes effective and the names of such BN Shareholders shall be deleted from BN’s register of holders of BN Class A Shares at that time.

Hearing of Application for Approval of the Arrangement

27.            THIS COURT ORDERS that upon approval of the BN Resolution in the manner set forth in this Interim Order and following the receipt of the BWS approvals in accordance with paragraph 24, the Applicants may apply to this Court for final approval of the Arrangement.

28.            THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraphs 12-14, and a description thereof in the management information circular of BWS prepared in connection with the meeting of BWS Shareholders to, among other things, consider and, if determined advisable, approve the BWS Resolutions, when sent to BWS Shareholders in accordance with applicable laws, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 29.

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29.            THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the lawyers for the Applicants as soon as reasonably practicable, and, in any event, no less than five business days before the hearing of this Application, together with all materials in support of that person’s position, at the following address:

Torys LLP

Suite 3000

79 Wellington Street West

Toronto, Ontario

Canada M5K 1N2

Attn: Andrew Gray and Colette Koopman

agray@torys.com and ckoopman@torys.com

30.            THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a)	the Applicants; and

(b)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

31.            THIS COURT ORDERS that any materials to be filed by the Applicants in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Court.

32.            THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 29 shall be entitled to be given notice of the adjourned date.

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Precedence

33.            THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the BN Shares, this Interim Order shall govern.

Extra-Territorial Assistance

34.            THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States, Bermuda or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

35.            THIS COURT ORDERS that the Applicants shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

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IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BROOKFIELD CORPORATION, BROOKFIELD WEALTH SOLUTIONS LTD. AND BROOKFIELD CORPORATION LTD.

Court File No. CL-26-00000224-0000

BROOKFIELD CORPORATION et al

Applicants

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

INTERIM ORDER

Torys LLP
Suite 3000
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

Andrew Gray (LSO #: 46626V)
Tel: 416-865-7630
agray@torys.com

Colette Koopman (LSO #: 81804R)
Tel: 416.865.7393
ckoopman@torys.com

Lawyers for the Applicants

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Appendix K – Fairness Opinion

(See attached)

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Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Fairness Opinion in Respect of the Proposed Exchange of Class A Shares of Brookfield Corporation and Class A Shares of Brookfield Wealth Solutions Ltd. for Class A Shares of Brookfield Corporation Ltd.

Privileged & Confidential

KPMG LLP

May 26, 2026

© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

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Table of Contents:

1.0	Introduction	2
2.0	Terms of KPMG Engagement	3
3.0	Independence and Credentials	3
4.0	Transaction Overview	4
5.0	Scope of Review	5
6.0	Prior Valuations	6
7.0	Restrictions, Assumptions and Limitations	6
8.0	Approach	8
9.0	Conclusion	9

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Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Privileged & Confidential
May 26, 2026

Privileged & Confidential

May 26, 2026

Board of Directors of Brookfield Corporation

c/o Brookfield Corporation
181 Bay Street, Suite 100
Toronto, ON M5J 2T3
Canada

Board of Directors of Brookfield Wealth Solutions Ltd.

c/o Brookfield Wealth Solutions Ltd.
94 Pitts Bay Road,
1st Floor Pembroke Bermuda
Bermuda

To the Board of Directors:

Subject:	Fairness Opinion in Respect of the Proposed Exchange of Class A Shares of Brookfield Corporation and Class A Shares of Brookfield Wealth Solutions Ltd. for Class A Shares of Brookfield Corporation Ltd.

1.0	Introduction

KPMG LLP (“KPMG”) understands that Brookfield Corporation (“BN”) and Brookfield Wealth Solutions Ltd. (“BWS”) intend to complete a reorganization, to be effected by a plan of arrangement and amendments to the governing documents of BWS, whereby all of the outstanding class A limited voting shares of BN (“BN Class A Shares”) and all of the outstanding class A exchangeable limited voting shares of BWS (“BWS Class A Shares”) will be exchanged on a one-for-one basis for class A limited voting shares (“Class A Shares”) of a newly formed entity, Brookfield Corporation Ltd. (“New BN”) (the “Transaction”). As part of the Transaction, eligible Canadian resident holders of BN Class A Shares will have the right to elect to receive, in lieu of Class A Shares, one Class A non-voting exchangeable share in Brookfield Canada Corporation (“BNCC Exchangeable Share”), a newly formed corporation under the laws of Ontario, for each BN Class A Share held as of the Effective Date.

In this regard, the Board of Directors of each of BN and BWS (together referred to as the “Boards”) have jointly retained KPMG to perform an analysis to determine whether the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders (the “Fairness Opinion”), as at the date hereof (the “Fairness Opinion Date”).

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Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Privileged & Confidential
May 26, 2026

We understand that the specific terms and conditions of the Transaction will be described in the respective management information circulars of BN and BWS (each a “Circular” and collectively the “Circulars”) to be mailed to holders of BN Class A Shares and BWS Class A Shares. We further understand that the Fairness Opinion and/or a summary thereof will be included in the Circular, and that the Fairness Opinion will be provided to, and be relied upon by, the Boards in approving the Transaction and recommending it to shareholders of BN and BWS, respectively, for approval.

As detailed in the Circulars, the Boards were advised by their external legal advisor that the Transaction is not subject to the formal valuation and minority approval requirements under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). As such, the Fairness Opinion is being provided to the Boards to support their review of the Transaction only, and not for securities regulatory purposes. As such, the Fairness Opinion will not constitute a formal valuation as defined under MI 61-101.

2.0	Terms of KPMG Engagement

KPMG has been engaged by the Boards to provide a Fairness Opinion pursuant to a letter dated May 4, 2026 (the “Engagement Agreement”). KPMG is to be paid a fixed fee for rendering the Fairness Opinion and will be reimbursed for its reasonable out-of-pocket expenses to complete the Fairness Opinion. Further, BN and BWS, jointly and severally, agreed to indemnify and hold harmless KPMG in respect of certain liabilities which may be incurred by KPMG in connection with the provision of its services under the Engagement Agreement. No part of KPMG’s fees pursuant to the Engagement Agreement is contingent in whole or in part on the outcome of the Fairness Opinion and/or completion of the Transaction. KPMG understands that the Fairness Opinion is among other factors considered by the Boards in assessing the Transaction.

3.0	Independence and Credentials

KPMG is one of the world’s largest professional services firms, offering a broad range of services. KPMG’s valuation professionals have significant experience in valuing a broad range of companies for various purposes, including securities law compliance, fairness opinions, solvency opinions, mergers and acquisitions, corporate income tax purposes, and litigation matters, amongst other things. The Fairness Opinion expressed herein is the opinion of KPMG as a firm, and the form and content herein have been approved for release by a committee, each member of which is a member of the Canadian Institute of Chartered Business Valuators and experienced in merger, acquisition, divestiture, and valuation matters.

We confirm that KPMG, including its affiliates and the engagement team (hereafter “KPMG”), is independent, and is acting objectively. KPMG is not the auditor of BN, BWS, New BN or any of their respective affiliates (collectively, “Brookfield”). KPMG has no present or contemplated interest in Brookfield, nor is KPMG an insider or associate of Brookfield. In the ordinary course of business, KPMG, including its affiliates, has and continues to perform advisory and tax work for Brookfield. There are no understandings, agreements, or commitments between KPMG and Brookfield with respect to any future advisory and tax work. The fees payable to KPMG pursuant to the Engagement Agreement are not financially material to KPMG. Our fees for this engagement are not contingent upon our findings and we do not have any financial interest in the completion of the Transaction.

B-K-5

Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Privileged & Confidential
May 26, 2026

4.0	Transaction Overview

The Transaction will be effected pursuant to an agreement among BN, BWS, and New BN (the “Transaction Agreement”), a plan of arrangement (the “Plan of Arrangement”), and amendments to the governing documents of BWS (the “BWS Bye-Law Amendments”). Following the receipt of all required approvals, including approval of the shareholders of BN and BWS, the Ontario Superior Court of Justice (Commercial List) approving the Transaction, and other customary legal and regulatory approvals, and the satisfaction or waiver of the other conditions contained in the Transaction Agreement, the Transaction will ultimately result in the following exchanges of shares:

●	Holders of BWS Class A Shares will receive one Class A Share for each BWS Class A Share held as of the effective date of the Transaction (the “Effective Date”);

●	Holders of BN Class A Shares will receive one Class A Share for each BN Class A Share held as of the Effective Date. Eligible Canadian resident holders of BN Class A Shares will have the right to elect to receive, in lieu of Class A Shares, one BNCC Exchangeable Share for each BN Class A Share held as of the Effective Date. The BNCC Exchangeable Shares are structured to be economically equivalent to the Class A Shares, carry distribution entitlements identical to those of the Class A Shares, and are exchangeable into Class A Shares on a one-for-one basis. Further, registered holders of BN Class A Shares who properly exercise their dissent rights will be entitled to be paid the fair market value of their BN Class A Shares determined as of the close of business on the day before the BN Resolutions (as defined in the Circular) are adopted; and,

●	While not held by public shareholders, the Transaction will also result in exchanges of other share classes of BWS, BN, and their affiliates, each of which are detailed in the Circular.

Upon completion of the Transaction, we understand all of the outstanding voting securities of BWS will be indirectly owned by New BN and all the outstanding BN Class A Shares will be indirectly owned by New BN.

Pursuant to the Transaction Agreement, holders of BN Class A Shares and BWS Class A Shares will receive one of the following classes of shares, as applicable, with the following attributes:

●	Class A Shares – We understand that, upon completion of the Transaction, Class A Shares will be listed on both the TSX and NYSE, subject to TSX and NYSE approval. Class A Shares will have the same voting entitlements as BN Class A Shares. Class A Shares rank on parity with class B limited voting shares of New BN and rank after any senior preferred share or junior preferred share of New BN outstanding from time to time with respect to the payment of dividends (if, as and when declared by the board of directors of New BN), distributions and return of capital, and the return of capital on the liquidation, dissolution or winding up of New BN.

●	BNCC Exchangeable Shares – We understand that, upon completion of the Transaction, BNCC Exchangeable Shares will be listed on the TSX, subject to TSX approval. BNCC Exchangeable Shares are exchangeable at any time for Class A Shares and carry a distribution entitlement that is identical to Class A Shares. Holders of BNCC Exchangeable Shares will be represented through a Class E exchangeable limited voting share and will vote together with the Class A Shares on all matters requiring a vote of Class A shareholders.

B-K-6

Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Privileged & Confidential
May 26, 2026

5.0	Scope of Review

In connection with preparing and rendering the Fairness Opinion, KPMG has reviewed, and where it considered appropriate, relied upon, or undertaken, among other things, the following:

●	Draft organization charts and legal step plan outlining the Plan of Arrangement, dated May 26, 2026, prepared by McCarthy Tétrault;

●	Latest draft joint Transaction supplement to the Circulars with respect to the Transaction, as at the Fairness Opinion Date, prepared by Brookfield;

●	Draft Transaction Agreement among BN, BWS, and New BN, dated April 17, 2026;

●	Draft Plan of Arrangement, dated April 17, 2026;

●	Draft amended and restated bye-laws of New BN outlining New BN’s proposed share structure and rights per share class, dated April 22, 2026;

●	Draft BWS Bye-Law Amendments, dated April 24, 2026;

●	Draft Exchangeable Share provisions, outlining rights, privileges, restrictions, and conditions of the BNCC Exchangeable Shares, dated May 5, 2026;

●	Bye-laws No. 1 to No. 3 of BN, effective August 1, 1997;

●	Third amended and restated bye-laws of BWS, effective August 9, 2024;

●	Fully diluted share count by share class for BWS and BN, respectively, as at March 31, 2026;

●	Breakdown of current shareholders of BN by key jurisdictions, to the extent known;

●	Excerpt of minutes of relevant board and committee meetings in 2025 and 2026 of BN and BWS regarding the Transaction;

●	Correspondence and discussions with the Boards, management of BN and BWS (“Management”), and legal advisors to the Boards, BN, and BWS to further our understanding of, amongst other things, the Transaction Agreement, the process for the preparation of the Transaction, and economic and tax considerations related to the Transaction;

●	Selected public market trading statistics and relevant financial information of BN and BWS and other public comparable companies;

●	Selected relevant reports published by equity research analysts and industry sources regarding BN and/or BWS;

●	A review of relevant published market data and other public information available to us as related to the industries and economy in which BN and BWS operate; and,

B-K-7

Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Privileged & Confidential
May 26, 2026

●	Other studies, analyses, and inquiries as we deemed necessary and/or appropriate.

KPMG’s work consisted primarily of inquiry, consideration, analysis and discussion of this information. KPMG’s reliance on this information is based, in part, on Management representations as to the completeness and accuracy of the information provided to KPMG.

6.0	Prior Valuations

Each of BN and BWS has represented to KPMG after due enquiry that there have not been any prior valuations sought by BN and BWS for BN or BWS or of their respective securities or material assets in the past 24-month period.

7.0	Restrictions, Assumptions and Limitations

The Fairness Opinion has been provided for use by the Boards. As indicated above, the Fairness Opinion and/or a summary thereof has also been provided for inclusion in the Circulars to be sent to the holders of BN Class A Shares and BWS Class A Shares, respectively, in connection with the Transaction, and may not be used by any person or relied upon by any person without the prior express written consent of KPMG. KPMG will assume no responsibility for the losses incurred by BN, BWS, its shareholders, directors, or any other parties as a result of the circulation, publication, reproduction or use of the Fairness Opinion contrary to the provisions of this paragraph.

The Fairness Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to BN and BWS. KPMG expresses no opinion with respect to future trading prices of Class A Shares. Further, the Fairness Opinion does not constitute advice or a recommendation to the Boards, holders of BN Class A Shares and BWS Class A Shares, or any other party, with respect to how to vote or act on any matter relating to the Transaction or otherwise.

KPMG has not been asked to prepare and has not prepared a formal valuation (as such term is defined in MI 61-101) of BN, BWS, or New BN or of any of its respective securities or assets, and this Fairness Opinion should not be construed as such. The Transaction is not subject to the formal valuation and minority approval requirements under MI 61-101. As such, the Fairness Opinion is being provided to the Boards to support their review of the Transaction only, and not for securities regulatory purposes.

We have assumed that the Transaction Agreement to be executed will be substantially the same as the draft Transaction Agreement provided to us, and that the Transaction will be completed in accordance with the Transaction Agreement and all applicable laws. We have further assumed that no unanticipated tax or other liabilities will result from the Transaction or related transactions, and that any required consents and regulatory approvals to complete the Transaction will be obtained on a timely basis and on terms not adverse to BN or BWS.

The Fairness Opinion does not consider the specific circumstances of any particular public holder of BN Class A Shares or BWS Class A Shares, including any such public shareholder’s tax position. As such, while the completion of the Transaction may be classified as a taxable event for public shareholders in certain jurisdictions, we have assumed that the completion of the Transaction will not create any material adverse tax consequences for general public shareholders in the aggregate, as the holders of BN Class A Shares or BWS Class A Shares in key jurisdictions are generally expected

B-K-8

Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Privileged & Confidential
May 26, 2026

to receive Class A Shares on a tax-deferred rollover basis, and eligible Canadian resident holders of BN Class A Shares will have the right to elect to receive, in lieu of Class A Shares, one BNCC Exchangeable Share for each BN Class A Share on a tax-deferred rollover basis.

Based on discussions with Management of BN and BWS as well as their legal advisers, we have assumed that the Transaction and legal steps contemplated under the Plan of Arrangement will not give rise to material one-time tax liabilities, nor materially increase the effective tax rate of BN, BWS and their subsidiaries.

We have assumed that the financial information provided by Management of BN and BWS, as at, and for the year ended December 31, 2025, contained no material unrecorded, undisclosed, or contingent assets, liabilities or commitments, except as noted within this letter. Further, we assumed that BN and BWS did not have any unusual or significant contractual obligations or litigation pending or threatened, as at the Fairness Opinion Date, except as noted within this letter.

KPMG has relied upon the completeness, accuracy and fair presentation of all the financial and other factual information, data, advice, opinions or representations obtained by it from public sources, obtained by or on behalf of BN and/or BWS, or otherwise obtained by KPMG, including the representation letter identified below (collectively, the “Information”). The Fairness Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment, KPMG has not attempted to verify independently the completeness, accuracy or fair presentation of any of this Information. In preparing the Fairness Opinion, KPMG has made certain assumptions in addition to those noted herein which it considered to be reasonable and appropriate in the circumstances.

Management of BN and BWS have represented to KPMG in a representation letter, among other things, that the Information provided to KPMG in connection with the Fairness Opinion was, at the date the Information was provided, complete, true, and correct in all material respects and does not omit to state any material fact. Further, Management of BN and BWS have represented that there has been no material change, financial or otherwise, in the financial condition, assets, liabilities, business, operations or prospects of BN and/or BWS which would reasonably be expected to materially affect the Fairness Opinion and that there are not any material contingent liabilities or actions, suits, proceedings or investigations or enquiries pending or threatened against or affecting BN and/or BWS, which may in any way materially affect the Fairness Opinion.

The Fairness Opinion is given as of the Fairness Opinion Date. KPMG disclaims any undertaking or obligation to advise any person of any changes in any fact or matter affecting the Fairness Opinion, which would have been known or expected to be known as of the date hereof, but may come or be brought to KPMG’s attention after such date, or which occurs after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion which would have been known or expected to be known as of the date hereof, but may be brought to KPMG’s attention after such date, or which occurs after the date hereof, KPMG reserves the right to change, modify, or withdraw the Fairness Opinion and disclaims any undertaking or obligation to update the Fairness Opinion after such date. Moreover, KPMG reserves the right, but will be under no obligation, to complete any additional analyses that might subsequently be required following the receipt of additional information.

KPMG’s conclusions are rendered, as best as reasonably possible, on the basis of securities markets, economic, financial and general business conditions prevailing as at the Fairness Opinion Date and the condition and prospects, financial and otherwise, of BN and/or BWS as they were reflected in the Information and as they have been represented to KPMG in discussions with Management.

B-K-9

Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Privileged & Confidential
May 26, 2026

In its analyses and in preparing the Fairness Opinion, KPMG made various assumptions with respect to industry performance, general business and economic conditions and other matters, which it considered to be reasonable and appropriate in the circumstances, many of which are beyond the control of KPMG, BN and BWS.

No opinion, counsel, or interpretation is intended in matters that require legal or appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

KPMG believes that the Fairness Opinion should be considered as a whole and that selecting portions of KPMG’s analysis could create a misleading view of the methodologies and approaches underlying KPMG’s conclusions. The preparation of a Fairness Opinion is a complex process and not necessarily susceptible to a partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

8.0	Approach

KPMG has based the Fairness Opinion on methods and techniques that KPMG considered appropriate in the circumstances and considered a number of factors in KPMG's comprehensive determination of the fairness of the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction, from a financial point of view, to such holders. Specifically, we have assessed whether the fair market value of the BN Class A Shares and the fair market value of BWS Class A Shares given up by public shareholders is less than or equal to the fair market value of the Class A Shares or BNCC Exchangeable Shares received by the public shareholders in return. We considered the Transaction from the perspective of public shareholders generally and did not consider the specific circumstances of any particular public holder of BN Class A Shares or BWS Class A Shares, including any such public shareholder’s investment objectives, risk appetite, cost of acquisition, liquidity expectations, investment horizon, or tax position.

For the purpose of the Fairness Opinion, fair market value is defined as the price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, each acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or to sell and when both have reasonable knowledge of relevant facts.

In order to assess whether or not the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders, we considered the following:

a)	A detailed review of the Plan of Arrangement;

b)	A detailed review of the terms of the Transaction, specifically the factors and considerations in negotiating the Transaction;

c)	A detailed review of the economic attributes of the BN Class A Shares, BWS Class A Shares, and Class A Shares;

d)	A review of historical trading patterns of BWS Class A Shares in comparison to BN Class A Shares, given BWS Class A Shares were structured to be economically equivalent to BN Class A Shares, as evidenced by the historically narrow trading spread between the two securities;

B-K-10

Brookfield Corporation & Brookfield Wealth Solutions Ltd.

Privileged & Confidential
May 26, 2026

e)	An assessment of the impact of the Transaction on the fair market value of the BN Class A Shares, BWS Class A Shares, and Class A Shares;

f)	Consideration of potential financial factors, including any net benefits or costs that may accrue to the shareholders of BN Class A Shares and BWS Class A Shares upon the completion of the Transaction;

g)	A detailed review of the draft Circular and consideration of the qualitative factors outlined therein, including the reasons for the Transaction identified by the Boards;

h)	A review of published market data and other public information available related to BN and BWS;

i)	A review of relevant supporting documentation prepared by Management’s legal and/or tax advisors and relied upon by Management for purposes of determining the terms of the Transaction;

j)	KPMG’s judgment and experience; and,

k)	Such other factors as KPMG deemed appropriate.

We note that our analysis, research and market information were gathered in April and May 2026. Our analyses and resulting Fairness Opinion assume that no material economic or financial changes occurred between the completion of our analysis and the Fairness Opinion Date.

9.0	Conclusion

Based upon and subject to the foregoing, and such other matters KPMG considered to be relevant, KPMG is of the opinion that as of the date hereof, the consideration to be received by public holders of BN Class A Shares and BWS Class A Shares as part of the Transaction is fair, from a financial point of view, to such holders.

Yours very truly,

B-K-11

Appendix L – Notice of Application for Final Order

(See attached)

B-L-1

Commercial List Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BROOKFIELD CORPORATION, BROOKFIELD WEALTH SOLUTIONS LTD. AND BROOKFIELD CORPORATION LTD.

BROOKFIELD CORPORATION, BROOKFIELD WEALTH SOLUTIONS LTD. AND BROOKFIELD CORPORATION LTD.

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicants. The claim made by the Applicants appears on the following page.

THIS APPLICATION will come on for a hearing

☐	In writing
☐	In person
☐	By telephone conference
☒	By video conference

at the following location:

330 University Avenue, Toronto, Ontario

on July 21, 2026 at 10 a.m. (Toronto time), or as soon after that time as the Application may be heard.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the Application or to be served with any documents in the Application, you or an Ontario lawyer acting for you must forthwith prepare a Notice of Appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicant’s lawyer or, where the Applicant does not have a lawyer, serve it on the Applicant, and file it, with proof of service, in this court office, all in accordance with the Interim Order, and you or your lawyer must appear at the hearing.

B-L-2

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your Notice of Appearance, serve a copy of the evidence on the Applicants’ lawyer or, where the Applicant does not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the Application is to be heard as soon as possible, but at least four days before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	Issued by
Local Registrar

	Address of court office:	Superior Court of Justice 330 University Avenue Toronto ON M5G 1R7

TO:	THE SHAREHOLDERS OF BROOKFIELD CORPORATION AND BROOKFIELD WEALTH SOLUTIONS LTD.

TO:	THE DIRECTORS AND AUDITORS OF BROOKFIELD CORPORATION AND BROOKFIELD WEALTH SOLUTIONS LTD.

B-L-3

APPLICATION

1.             The Applicants, Brookfield Corporation (“BN”), Brookfield Wealth Solutions Ltd. (“BWS”) and Brookfield Corporation Ltd. (“New BN”), make Application for:

	(a)	an order for advice and directions (the “Interim Order”) with respect to calling and conducting a virtual meeting of the holders of BN Class A Shares and BN Class B Shares to consider, among other things, a proposed arrangement transaction (the “Arrangement”) involving BN, BWS and New BN under section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, C.B.16, as amended (the “OBCA”) and for directions in respect of providing notice of the Arrangement and these proceedings to shareholders of BWS, which shareholders will vote on the Arrangement in accordance with the constating documents of BWS and applicable laws; and
	(b)	an order pursuant to section 182 of the OBCA approving the Arrangement; and
	(c)	such further and other relief as to this Honourable Court may seem just.
2.	The grounds for the Application are:
	(a)	BN is an OBCA corporation, headquartered in Toronto and is listed on the Toronto Stock Exchange and the New York Stock Exchange;
	(b)	BWS and New BN are Bermuda companies, with the former listed on the Toronto Stock Exchange and New York Stock Exchange and the latter, established in connection with the Arrangement, expected to have such listings in connection with the completion of the Arrangement;
	(c)	BN and BWS are “paired entities”, meaning:

B-L-4

(i) the class A exchangeable limited voting shares of BWS (the “BWS Class A Shares”) are structured to be economically equivalent to and exchangeable on a one-for-one basis for class A limited voting shares of BN (the “BN Class A Shares”);
(ii) BN has an overriding call right exercisable where the BWS Class A Shares are redeemed by BWS which, if exercised, would require holders of BWS Class A Shares to exchange their shares for BN Class A Shares; and
(iii) BWS and BN are parties to a support agreement requiring, among other things, the maintenance of the paired-entities structure;
(d)	under the Arrangement, among other things, holders of BN Class A Shares and holders of BWS Class A Shares will exchange their shares for class A limited voting shares of New BN;
(e)	with respect to the paired-entities structure affecting each of BWS and BN, under the Arrangement: (i) BN will consent to its call right in respect of BWS being exercised by New BN to effect the exchange described above; and (ii) the support agreement between BWS and BN shall be terminated;
(f)	the Arrangement is an “arrangement” within the meaning of section 182 of the OBCA, it complies with applicable legal requirements (and BN will comply with the Interim Order), it is brought forward in good faith and it is fair and reasonable;
(g)	the approval of the Arrangement on the basis that it is fair and reasonable will be relied upon by the Applicants in connection with a registration exemption pursuant to Section 3(a)(10) of the US Securities Act of 1933, as amended;

B-L-5

	(h)	section 182 of the OBCA;
	(i)	rules 14.05(1), 14.05(2), 14.05(3)(f), 17.02 and 38 of the Rules of Civil Procedure; and
	(j)	such further and other grounds as the lawyers may advise.
3.	The following documentary evidence will be used at the hearing of the Application:
	(a)	the Interim Order;
	(b)	affidavit evidence, to be sworn;
	(c)	supplementary affidavit evidence, to be sworn; and
	(d)	such further and other evidence as the lawyers may advise and this Honourable Court may permit.

May 15, 2026	Torys LLP
79 Wellington St. W., 30th Floor Box 270, TD South Tower Toronto, ON M5K 1N2
Fax: 416.865.7380

Andrew Gray (LSO #: 46626V)
Tel: 416.865.7630
agray@torys.com

Colette Koopman (LSO #: 81804R)
Tel: 416.865.7393
ckoopman@torys.com

Lawyers for the Applicants

B-L-6

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, C. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING BROOKFIELD CORPORATION, BROOKFIELD WEALTH SOLUTIONS LTD. AND BROOKFIELD CORPORATION LTD.

Court File No.

BROOKFIELD CORPORATION et al

Applicants

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

NOTICE OF APPLICATION

Torys LLP
Suite 3000
79 Wellington Street West
Toronto, Ontario
Canada M5K 1N2

Andrew Gray (LSO #: 46626V)
Tel: 416-865-7630
agray@torys.com

Colette Koopman (LSO #: 81804R)
Tel: 416.865.7393
ckoopman@torys.com

Lawyers for the Applicants

B-L-7

Brookfield Wealth Solutions Ltd.

bnt.brookfield.com

NYSE & TSX: BNT